Championing potential

A relationship bank for a digital world

NatWest Group plc

2022 Annual Report and Accounts



NatWest Group

Inside this report

Our 2022 reporting suite brings together key reports, including NatWest Group's Annual Report and Accounts, Climate-related Disclosures Report which includes the initial iteration of our Climate transition plan and Environmental, Social and Governance Disclosures Report. The reports are intended to provide useful information to our stakeholders and are available at natwest.com.

At www.natwestgroup.com



Championing
potential
A relationship bank for a digital world
NatWest Group plc
2022 Climate-related Disclosures Report

Climate-related Disclosures Report

Progress against our climate ambitions including the initial iteration of our Climate transition plan. The report covers climate-related governance, strategy, risk management (including scenario analysis) and metrics and targets.



Championing
potential

ESG Disclosures Report and ESG Frameworks Appendix

An overview of key progress across environmental, social and governance matters (ESG), and frameworks appendix prepared with reference to industry-wide sustainability standards.



Annual results for the year ended 31 December 2022 and
Q4 2022 Financial supplement
NatWest Group plc

Company announcement and Financial supplement

Our latest company information including our financial performance for the year with a focus on key metrics and measurement.

Approval of Strategic report

The Strategic report for the year ended 31 December 2022 set out on pages 1 to 71 was approved by the Board of directors on 16 February 2023.

By order of the Board

Jan Cargill
Chief Governance Officer and Company Secretary
16 February 2023

Chairman:
Howard Davies

Executive directors:
Alison Rose DBE (Group CEO)
Katie Murray (Group CFO)

Non-executive directors:
Frank Dangeard
Roisin Donnelly
Patrick Flynn
Morten Friis
Yasmin Jetha
Mike Rogers
Mark Seligman
Lena Wilson

Championing potential

A relationship bank for a digital world

We are driven by our purpose and enabled by our strategy.

We remove barriers to create strong enterprises. We turn ambition into action to help tackle climate change. And we build financial capability through learning.

By supporting our customers at every stage of their lives, we can build long-term value, invest for growth, make a positive contribution to society and drive sustainable returns for shareholders.







STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Our purpose underpinned by our financial strength

In an uncertain environment, we delivered a strong financial performance while also supporting our customers, responsibly growing our lending and making significant investments to transform the bank.

Strong financial performance

Income

£13,156m

(2021: £10,429m)

Operating expenses

£7,687m

(2021: £7,758m)

Profit before tax

£5,132m

(2021: £3,844m)

Profit attributable to shareholders

£3,340m

(2021: £2,950m)

We delivered a strong financial performance and achieved our targets. Total income increased by £2,727 million, or 26.1%, and return on tangible equity was 12.3%.

Other operating expenses, for the Go-forward group[1], were £201 million, or 2.9% lower than 2021, in line with our cost reduction target of around 3%[2]. We have made good progress on our phased withdrawal from the Republic of Ireland.

Our net impairment charge of £337 million for 2022 principally reflects revisions of scenario weightings, with levels of default remaining low.

(1) Go-forward group excludes Ulster Bank RoI and discontinued operations.
(2) Go-forward group expenses excluding litigation and conduct costs were £6,648 million (2021 – £6,849 million).

Robust balance sheet

Net lending to customers

£366.3bn

(2021: £359.0bn)

Customer deposits

£450.3bn

(2021: £479.8bn)

Net lending to customers increased by £7.3 billion, 2.0%, with growth balanced across the bank. Mortgage growth continued and wholesale lending was strong. We provided £24.5 billion[*] of climate and sustainable funding and financing in 2022, bringing the cumulative contribution to £32.6 billion against our target to provide £100 billion between 1 July 2021 and the end of 2025.

Customer deposits decreased by £29.5 billion, or 6.1% principally reflecting a reduction in Commercial & Institutional, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value, and a £12.2 billion reduction due to our withdrawal from the Republic of Ireland.

Strong capital generation supports substantial distributions

CET1 ratio

14.2%[1]

(2021: 18.2%)

Total capital returned to shareholders

£5.1bn[2]

(2021: £3.8bn)

RWAs

£176.1bn[1]

(2021: £157.0bn)

Dividend per share (paid and proposed)

30.3p

(2021: 10.5p)

The common equity tier 1 (CET1) ratio remains robust at 14.2%, or 14.0% excluding IFRS 9 transitional relief. Risk-weighted assets (RWAs) of £176.1 billion decreased by £0.2 billion compared with 1 January 2022[1] as lending growth and model changes were offset by disposal activity in Ulster Bank RoI.

A final dividend of 10.0 pence per share is proposed, and we intend to commence an ordinary share buyback programme of up to £800 million in the first half of 2023, taking total distributions deducted from capital in the year to £5.1 billion, or 53 pence per share.

(1) On 1 January 2022 the proforma CET1 ratio was 15.9% and RWAs were £176.3 billion following regulatory changes.
(2) Paid and proposed.
(*) Within the scope of EY assurance. Refer to page 70.

Operational highlights

Delivering on income growth, efficiency and capital returns

	2022	2021	2020
Growth			
Loans to customers – amortised cost	**£366.3bn**	£359.0bn	£360.5bn
AUM net new money	**£2.0bn**	£3.0bn	£1.5bn
Gross new mortgage lending in Retail Banking	**£41.4bn**	£36.0bn	£31.5bn
Percentage of customers exclusively using digital channels to interact with us			
Retail Banking	**63%**[*]	60%	58%
Simplification			
Operating expenses	**£7,687m**	£7,758m	£7,858m
Artificial intelligence – Retail Banking conversations with Cora our virtual assistant	**10.4m**[*]	10.7m	8.4m
Video banking interactions (2022 for the year and 2021/2020 per week)	**0.33m**[*]	10,200	3,300
Capital			
Dividend per share (paid and proposed)	**30.3p**	10.5p	3p
Total dividend (paid and proposed)	**£3.1bn**	£1.2bn	£0.4bn
Directed buyback	**£1.2bn**	£1.1bn	–
On-market buyback[1]	**£0.8bn**	£1.5bn	–
Total capital returned to shareholders	**£5.1bn**	£3.8bn	£0.4bn
Risk-weighted assets (RWAs)	**£176.1bn**	157.0bn	170.3bn
CET1 ratio	**14.2%**	18.2%	18.5%
Return on tangible equity	**12.3%**	9.4%	(2.4%)

(1) Included in the year proposed.
(*) Within the scope of EY assurance. Refer to page 70.

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'The bank's financial strength, and that of our business segments, allowed us to grow our lending throughout 2022, while investing to create a simpler and better banking experience for our customers.'

Howard Davies
Chairman

Resilient for the long term

2022 proved to be another extraordinary year.

The UK inflation rate reached a 40-year high, and Russia's invasion of Ukraine not only inflicted devastation on the country and its people, but also led to volatility in energy and financial markets, as well as heightened costs and uncertainty for businesses and consumers around the world.

In response to the surge in inflation, the Bank of England's Monetary Policy Committee voted to increase the Bank Rate from 0.5% in February 2022 to 3.5% in December 2022.

Against a difficult and uncertain economic backdrop, NatWest Group delivered a strong financial performance in 2022. We saw continued growth in our lending and progress against our strategy. The bank's share price rose by 17.5% over the year, outperforming our major UK competitors, while during 2022 the UK Government's shareholding fell from 53% to 46%.

Clearly, the outlook for 2023 remains challenging, with declines in economic activity expected and a further tightening of consumer spending and real incomes. Indications of weakening housing market activity are also emerging. The UK labour market, however, remains strong, with the unemployment rate at 3.7%[1].

As a bank with 19 million customers in the UK – and an employer of around 60,000 people worldwide – we know that many are worried about this economic outlook and its impact on their own financial situation. In the Stakeholder focus area of this report (pages 42–43) we explain the work we have been doing to help our customers, especially those in vulnerable situations, to navigate through this difficult period.

NatWest Group has a high-quality, well-diversified loan book where we are not yet seeing any material signs of deterioration, and credit losses remain low. However, we continue to monitor customer activity and behaviours closely for signs of stress, taking action where appropriate.

(1) UK labour market overview in January 2023.

£5.1 billion
shareholder distributions paid and proposed for 2022

Dividend per share (paid and proposed)
30.3p per share

Our strong financial performance, continued capital generation and robust balance sheet mean that we are able to stand alongside customers, colleagues and communities; providing practical, proactive support as they face into this challenging economic environment.

The bank's financial strength, and that of our business segments, allowed us to grow our lending throughout 2022, while investing to create a simpler and better banking experience for our customers.

Looking back at the three years since we set out our purpose-led strategy, there is a strong track record of success. The Board is fully supportive of our strategy: building on the progress we have made; diversifying our business in order to generate sustainable growth and returns through the economic cycle.

In total, we paid and proposed £5.1 billion of capital returns to shareholders in 2022. As well as paying a £364 million interim dividend and a £1.0 billion final dividend, we paid a special dividend of £1.75 billion along with a share consolidation.

We were also pleased to complete our second directed buyback of £1.2 billion of UK Government shares in March 2022 and we maintain capacity to do more in future. In addition, we completed our second £750 million on-market buyback announced in February 2022 and we will consider further buybacks of that kind.

The drop in the UK Government's shareholding to below 50% for the first time since the financial crisis was a significant moment. While it had no material effect on the way the bank operates, it was an important milestone, underlining the progress we have made.

NatWest Group's strong financial performance has been reflected in the bonus pool for 2022, which has increased from the previous year as our profits rose, while we continue to demonstrate restraint given the market conditions. We kept pay under review through 2022 as the increasing cost of living impacted our people. We focused support on those colleagues working in lower-paid roles, with a permanent pay rise in September 2022 and a one-off cost of living payment announced in December 2022.

We also agreed a 2023 pay package which was supported by our employee representatives and their members, and which recognises the impact inflation is having on spending power, with many colleagues receiving a pay rise of at least £2,000.

There was also strong support at our annual general meeting (AGM) in April 2022 for the Board's recommended changes to normalise executive pay policy and to bring it in line with other UK banks.

The changes will result over time in a more competitive policy for our most senior leaders, recognising the strong progress that has been made against our strategy in recent years. Around two-thirds of pay will continue to be delivered in shares, aligning it to the long-term interests of the bank and its investors.

Board succession planning was a key area of focus in 2022, as two of our long-standing directors approached the end of their tenure on the Board.

In December 2022 we said farewell to Robert Gillespie, who resigned as a non-executive director after nine years. To allow for an orderly handover of responsibilities, Robert stepped down as Chair of the Group Performance and Remuneration Committee in September 2022 and was succeeded by Lena Wilson.

Robert expertly chaired the Group Performance and Remuneration Committee from 2018 until 2022, successfully navigating a period of continued change for the bank. I would like to thank him for his tremendous contribution over the years. We have benefited greatly from his wisdom and experience.

In October 2022, we were pleased to welcome Roisin Donnelly to the Board as an independent non-executive director. Roisin has an impressive executive track record in customer experience, data and digital transformation, together with significant board experience, and brings valuable perspectives to Board discussions.

And in December 2022, we announced that Stuart Lewis will join the Board as a non-executive director in April 2023. Subject to regulatory approval, Stuart will be appointed as Chair of the Group Board Risk Committee on 1 August 2023. He will replace Morten Friis, who has confirmed his intention to step down as a non-executive director in July 2023.

Mike Rogers has also confirmed he will be stepping down as a non-executive director in April 2023, in order to take up the role of Chairman of Admiral Group plc. I would like to record my thanks to both Morten and Mike for their commitment, diligence and immense contributions as non-executive directors.

During a period of significant change in the external environment, the Board was kept regularly informed by management on the impacts of geopolitical and economic developments on the bank and its customers.

Strategy and climate were also high on the Board's agenda. Following strong shareholder support at our AGM for our 'Say on Climate' resolution, the Board continued its close oversight of progress towards our climate ambitions ahead of the publication of the initial iteration of our Climate transition plan.

As they did during the COVID-19 pandemic, Alison and her leadership team have used the bank's purpose to support our commercial and retail customers while growing the business and delivering against the strategic priorities.

The Board is pleased with the progress that has been made over the last three years and supports the priorities that Alison and her capable team have set out.

I would also like to take this opportunity to congratulate Alison on being appointed a Dame in the New Year Honours List in December 2022, which recognised her contribution to the financial services sector.

While we are operating in an uncertain landscape, I am confident that NatWest Group's strategy will continue to ensure that we can support all of our stakeholders through the challenges and opportunities in the years to come.

Howard Davies
Chairman

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ADDITIONAL INFORMATION



'**We champion the potential of the people, families and businesses we serve – when things are going well, and when things are tough. By standing strong and standing together, we can provide the support and security our customers, colleagues, economy and society need.**'

Alison Rose DBE
Group Chief Executive Officer

A relationship bank for a digital world

In 2022, as the country recovered from the COVID-19 pandemic, we witnessed economic conditions not seen in generations. The highest inflation rate in decades, rising interest rates, a steep increase in energy costs and supply chain disruption had a huge impact on people's lives. This meant that being guided by our purpose to support our stakeholders and drive long-term sustainable value was as important as ever.

In light of these challenging economic circumstances, we focused on putting in place proactive support to help people, families and businesses to manage, and to help alleviate the financial pressures being felt by those who were most vulnerable. The strength of our balance sheet has allowed us to stand alongside our customers and help them to navigate this heightened uncertainty, as well as delivering a strong financial performance for NatWest Group and value for shareholders.

Support for the cost of living

We responded quickly and meaningfully, proactively contacting our customers to offer support and information on the cost of living. In addition, we carried out c.0.7 million financial health checks in 2022 and launched our credit score feature in our mobile app to help customers understand their credit score. Our online cost of living hub was also established to share resources and tools, informing customers of the support that is available to them, as well as support through third parties. These measures were in addition to £4 million in donations to provide grants and support, delivered in collaboration with organisations including Citizens Advice, The Trussell Trust, Step Change and PayPlan.

As one of the leading banking partners of UK business, we have taken a range of actions on charges, waiving fees on some products where appropriate, including freezing standard published tariffs on Business Current Accounts for 12 months to help SMEs, and offering free card machine hire for new customers on our payment service Tyl.

For our commercial customers, we were able to deliver tailored support to the most impacted sectors, including a £1.25 billion lending package for our c.40,000 agriculture customers, as well as providing c.51,700 financial health checks for our business customers.

Supporting our colleagues during this period has continued to be a key focus. In addition to the pay review in April 2022, and following consultation with our recognised employee representatives in September 2022, we put in place targeted action to provide long-term support for colleagues through a permanent increase in base pay for our lowest-paid colleagues, globally. This brought total investments in pay of around £115 million per annum in 2022, an increase of 85% on 2021.

We agreed further measures for 2023 which include a one-off £1,000 cost of living cash payment for c.42,000 colleagues in the UK, Republic of Ireland and Channel Islands, and c.60,000 people globally. The 2023 pay proposal also includes a minimum increase of £2,000 for almost all of the colleagues covered by it. Taken together, this will mean that c.80% of lower-paid colleagues covered by our negotiated pay approach will receive an increase, plus a cash payment, equivalent to 10% or more of their fixed pay. In the UK, our rates of pay continue to exceed the 'Living Wage Foundation' benchmarks and, for our major hubs outside the UK, we continue to pay above the minimum and living wage rates in the Republic of Ireland as well as exceeding the minimum wage benchmarks in India and Poland.

Delivering on our strategy

Of course, these actions – driven by our purpose – are not just the right thing to do, but they are key to building a long-term, profitable organisation and are underpinned by the strong foundations of our strategy. Our operating profit for 2022 of £5.1 billion increased from £3.8 billion the year before. Pleasingly, this was driven by strong performance across all business segments and enabled from a position of responsible and sustainable lending. We also continued to make progress against our financial targets. Other operating expenses, for the Go-forward group[1], were £201 million, or 2.9% lower than 2021, in line with our cost reduction target of around 3%[2], and we retain a CET1 ratio of 14.2%, in line with our target.

Against an uncertain economic outlook, the strength of our balance sheet and the quality of our loan and deposit base allow us to continue lending responsibly while also helping our customers to navigate the challenges they are facing. Net lending balances increased by £7.3 billion, 2.0%, with growth balanced across the bank. Mortgage growth continued and wholesale lending was strong across the whole book. Customer deposits did decrease by £29.5 billion, or 6.1%. However, this principally reflected a reduction in our Commercial & Institutional segment, and a £12.2 billion reduction due to our withdrawal from the Republic of Ireland.

This strong capital position and continued capital generation means that we are well placed to invest for growth, to provide the support our customers need as the economy recovers and to drive sustainable returns to shareholders, with £5.1 billion shareholder distributions paid and proposed for 2022 through dividends and buybacks. Against this backdrop, we also returned to majority private ownership during 2022 with the UK Government's stake falling below 50%, which was a symbolic milestone for our bank.

It is from this basis of progress and profitability that we are amplifying our strategy, accelerating what we're doing but also being mindful of new opportunities and challenges we and our customers face. We aim to create ever closer and deeper relationships with our customers at every stage of their lives – support that starts earlier, reflects their values and meets their changing needs. It is a simple principle: if our customers thrive, so will we.

And our purpose, to champion potential, helping people, families and businesses to thrive, which has guided us through the last few years, is here to stay. Through our three areas of focus – climate, enterprise, and learning – we believe we can make a meaningful contribution to our customers and society and create long-term value for all our stakeholders. This allows us to build on our track record of delivery, to move forward with confidence and pace and to compete effectively in a rapidly changing external market. The result will be a more sustainable business with more diverse income streams, able to support our customers and generate sustainable growth.

New and emerging social, commercial and economic trends are shaping our customers' financial lives and there are important opportunities to transform our relevance and value to customers, building on their trust. We will do this by delivering personalised solutions throughout customers' lifecycles; embedding our services in our customers' digital lives; and supporting customers' sustainability transitions.

Our values in action

Our values are at the heart of how we deliver our purpose-led strategy. In 2021, we engaged with colleagues, customers and communities to re-envision a modernised set of values that fully align with our strategic priorities. These collaborative and evolved values of being inclusive, curious, robust, sustainable and ambitious were launched in 2022 and now form an integral part of our identity (read more in our Stakeholder focus area on page 47).

Indeed, these values are evident in the contributions we have been making to communities and wider society during 2022. With the tragic events from Russia's invasion of Ukraine dominating our thoughts for most of the year, it has been incredibly humbling to witness the collective response for those affected. Donations from NatWest Group colleagues and customers to the DEC Ukraine Humanitarian Appeal exceeded £10 million. In addition, NatWest Group pledged £100,000 to support 500 Ukrainian students to continue their studies at Polish universities and polytechnics. We also made Gogarburn House, in the grounds of our head office in Edinburgh, available to the Scottish Government and Edinburgh City Council as a welcome centre for people displaced from Ukraine and offered assistance to refugees wishing to open bank accounts. Meanwhile, our colleagues provided relief aid at the Polish–Ukrainian border and opened their homes to Ukrainian families.

We continue to invest in the future of not just our colleagues, but future generations. We have been delighted to collaborate with footballer and campaigner Marcus Rashford MBE and the National Youth Agency (NYA) to provide NatWest Thrive, a unique programme for young people to develop their self-belief as well as their money confidence. Early feedback from the pilot scheme was incredibly encouraging, delivering a 63% uplift in participants' confidence about their futures.

(1) Go-forward group excludes Ulster Bank RoI and discontinued operations.
(2) Go-forward group expenses excluding litigation and conduct costs were £6,648 million (2021 – £6,849 million).

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NatWest Thrive has since been rolled out to 15 clubs, reaching over 800 young people across the UK with plans to scale much further. NatWest Group will also transfer £3 million of its apprenticeship levy to the NYA to support the training of 200 youth workers.

Learning is a key focus area for the business. And whether this is through the ongoing successes of our MoneySense and CareerSense schemes helping young people with financial advice and employability, our Talent Academy, or our social mobility apprenticeship programmes, we have ensured that we continue to help break down the barriers for people to succeed and thrive.

To help build financial capability early on, we also launched NatWest Rooster Money. The pocket money product helps children develop money confidence and positive habits around saving and spending, nurturing financial resilience in the next generation. We have built a smooth connection to Rooster Money via the main mobile app and there have been c.89,000 Rooster Money card openings in 2022.

Elsewhere, in collaboration with Meta, we launched a package of support for female entrepreneurs through the #SheMeansBusiness programme, which selected 50 of the most promising female entrepreneurs from c.3,600 applicants to form a dedicated support community, with sessions delivered by our Enterprise Delivery Team over a six-month period. And to shine a light on women running thriving businesses in the face of current economic challenges, we were delighted to launch with *The Telegraph*, the '100 Female Entrepreneurs to Watch' list. Alongside Aston University, we also published the report 'Time to change: A blueprint for advancing the UK's ethnic minority businesses', which sets out recommendations for policymakers, companies and entrepreneurs to advance the growth potential of ethnic minority businesses.

I was also immensely proud of the announcement of our new partner leave policy[1], which supports all eligible colleagues with significantly more time away from work to help their partner look after their new child, whether the child has arrived through birth, adoption or surrogacy.

The net-zero opportunity

Through funding, refinancing and supporting people, families and businesses to transition to net zero, we want to help create a sustainable future for our customers, communities and our planet. It is why addressing the climate challenge – one of the biggest issues of our time – is a key strategic priority for the bank. It sits at the heart of our purpose, because we know that tackling climate change is the right thing to do both societally and commercially.

We have made significant progress in turning our climate ambition into action since setting out our climate strategy in 2020. As a founding member of the Net Zero Banking Alliance (NZBA) and the Glasgow Financial Alliance for Net Zero (GFANZ), and as a principal partner of COP26, in 2021 NatWest Group established itself as one of the leading voices for finance on tackling climate change.

During 2022, I was delighted to see that our momentum continued. Our global approach was again in evidence at COP27, where we worked alongside the UK Government to support the UK Pavilion, co-hosting several high-profile events with customers and key stakeholders such as the Sustainable Markets Initiative. Closer to home, through our first climate resolution, the Board gave shareholders their 'Say on Climate', asking them to support our strategic direction on climate change at the AGM. 92.58% of votes cast were in favour of the resolution, indicating strong support for our climate strategy.

NatWest Group has also become the first UK bank, and one of the largest banks globally, to have science-based targets validated by the Science Based Targets initiative (SBTi). These targets underpin the initial iteration of our Climate transition plan (published in our 2022 Climate-related Disclosures Report), which outlines the steps we aim to take to at least halve the climate impact of our financing activity by 2030, thereby contributing to the UK's net-zero strategy, and to reach net zero by 2050 across our financed emissions, assets under management and operational value chain.

But we know that we can, and must, do more. We also want to provide the practical solutions to help our customers transition to net zero. By delivering initiatives such as our Greener Homes Retrofit pilot, launching our EPC rating tool in our digital mortgage hub and launching our new Carbon Planner for UK business, we are enabling our customers to identify potential cost and carbon savings.

Importantly, I believe these actions are not only good for the planet, but good for business too. With the right support, the UK's SMEs could create up to 260,000 new jobs, produce around 40,000 new businesses and deliver an estimated £175 billion revenue opportunity for the UK economy by 2030[2]. Of course, this is not something any individual organisation can do on its own. Support from policymakers as well as collaboration across the private sector will be vital for mobilising the finance necessary to fund the infrastructure of future green economies. Initiatives such as Carbonplace, where NatWest Group has joined forces with other financial institutions to create a global carbon credit transaction network, or the Sustainable Homes and Buildings Coalition, which NatWest Group launched with British Gas and Worcester Bosch to improve UK buildings' energy efficiency, are great examples of how this cross-industry collaboration can have meaningful real-world impact.

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(1) Our partner leave policies will replace existing paternity leave policies from 1 January 2023 across our operations in the UK, Offshore, Republic of Ireland, US, Poland and India.

(2) This Springboard to Sustainability Report (i) has been prepared by NatWest Group for information and reference purposes only; (ii) is intended to provide non-exhaustive, indicative and general information only; (iii) does not purport to be comprehensive; and (iv) does not provide any form of legal, tax, investment, accounting, financial or other advice. The key findings, estimates and projections in this report are based on various industry and other information and are based on assumptions and estimates and the result of market research, and are not statements of historical fact. Whilst the information of this report is believed to be reliable, it has not been independently verified by NatWest Group and NatWest Group makes no representation or warranty (express or implied) of any kind, as regards the accuracy or completeness of this information, nor does it accept any responsibility or liability for any loss or damage arising in any way from any use made of or reliance placed on, this information. Unless otherwise stated, any views, forecasts, or estimates included in this report are solely those of the NatWest Group Economics Department, as of this date and are subject to change without notice.

(3) Green Mortgages are available to all intermediaries for all residential and Buy to Let properties with an energy performance rating of A or B and specific new build developer properties. Available for Purchase, Porting & Re-mortgage applications.

We have now provided £32.6 billion of climate and sustainable funding and financing against our target to provide £100 billion between 1 July 2021 and the end of 2025, which includes £27.2 billion across Commercial & Institutional (C&I), as well as mortgage lending for EPC A and B homes totalling £5.1 billion in Retail Banking and £0.2 billion in Private Banking. And, delivered in collaboration with fintech firm Cogo, our carbon-tracking tool for retail customers had 334,500 unique users in 2022, a clear indication of the demand that our customers have for understanding the carbon footprint of their daily spending.

Conclusion

2022 has shown us the importance of being a purpose-led bank. But it has also shown us what it takes to be purpose-led. Against a volatile economic backdrop, we continue to demonstrate the strength and resilience of our business, delivering a strong financial performance while supporting our customers and putting in place proactive support to help those who are most vulnerable.

To continue to do this, we are evolving our capabilities. Underpinned by the strong foundations of our strategy, we are investing in our technology and colleagues so we can serve our customers in new ways that make their lives easier. Our focus now is on the opportunities those relationships offer for growth: for our customers, for our economy and, as a result, for the bank.

Sustainable growth will come from building closer relationships that better serve our customers at every stage of their lives. These relationships will be based on insight, understanding, and shared goals, powered by data-driven innovation. This will enable us to make a real difference to our customers' lives by providing the right advice, products and support to unlock potential. We will also strengthen our relationships by working with partners to ensure we deliver the services and products customers expect, when they want them, tailored to fit their lives.

By getting closer to our customers, by offering them an ever-better service, day in, day out, we create sustainable growth for the bank because those customers, over a lifetime, will recommend us to others and use us in more parts of their lives.

We've always known relationships matter, and now we are doing more than ever before to harness them. By providing the support and security our customers, colleagues, economy and society need, together we can help build a more sustainable future for people, families, businesses and the planet.

Alison Rose DBE
Group Chief Executive Officer



The initial iteration of our Climate transition plan

The initial iteration of our Climate transition plan focuses on the delivery of our 2030 decarbonisation ambitions. This will form the basis for further work on our journey to net zero by 2050 across our financed emissions, Assets under Management and our operational value chain. We have used available guidance, including GFANZ, Transition Planning Taskforce and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, to inform the development of our transition plan.

A strategic tool, the initial iteration of our Climate transition plan will be developed and enhanced further as we move towards 2030 and beyond. Read more in our 2022 Climate-related Disclosures Report.

Our ambition to be a leading bank in the UK helping to address the climate challenge is a core part of our purpose-led strategy. For more information of our purpose in action, watch Alison Rose's interview online:



Watch the interview online

The QR code above directs to a video on our 2022 Annual Report webpage. None of the information on that webpage (including the video) is, or should be read as being, incorporated by reference into this report.

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Our purpose-led strategy is delivering

Our strategic priorities



Supporting customers at every stage of their lives



Powered by innovation and partnerships



Simple to deal with



Sharpened capital allocation

Our investment case over the medium term

Strong market positions across our three business segments

Well-positioned for targeted growth

Disciplined expense and risk management, targeting a cost:income ratio (excl. litigation and conduct) of <50% by 2025[1]

All-weather balance sheet, operating with a CET1 ratio in the range of 13–14%

Sustainable medium-term RoTE of 14–16%

Pay out ratio of 40% + capacity to participate in buybacks

Customer needs and expectations are continuing to change ever more rapidly; new and emerging social, commercial and economic trends are shaping the future of their financial lives.

We have identified three key growth areas where we can amplify our strategy:



Delivering personalised solutions throughout customers' lifecycles – every customer is an individual.



Supporting our customers' sustainability transitions.



Embedding our services in our customers' digital lives – being where our customers are.

Outlook[1]

The economic outlook remains uncertain. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on our current expectations for interest rates and economic activity.

Outlook 2023

- We continue to expect to achieve a return on tangible equity for the Group of 14-16%.
- Income excluding notable items for the Group is expected to be around £14.8 billion and full year NIM around 3.20%, based on a Bank of England base rate of 4.00% through the remainder of 2023.
- We expect to deliver a Group cost:income ratio (excl. litigation and conduct) below 52% or around £7.6 billion of Group operating costs, excluding litigation and conduct costs.
- Impairment losses in 2023 are expected to be in line with our through the cycle guidance of 20-30 basis points.

Capital and funding

- We expect to generate and return significant capital to shareholders through 2023.
- We expect to pay ordinary dividends of 40% of attributable profit, and maintain capacity to participate in directed buybacks from the UK Government, recognising that any exercise of this authority would be dependent upon HMT's intentions and limited to 4.99% of issued share capital in any 12-month period.

- We will also consider further on-market buybacks as part of our overall capital distribution approach as well as inorganic opportunities where the strategic case and returns are suitably compelling.
- As part of the Group's capital and funding plans we intend to issue between £3 billion to £5 billion of MREL-compliant senior instruments in 2023, with a continued focus on issuance under our Green, Social and Sustainability Bond Framework, and up to £1 billion of Tier 2 capital instruments. NatWest Markets plc's funding plan targets £3 billion to £5 billion of public benchmark issuance.

Medium term

- We continue to target a sustainable return on tangible equity for the group of 14-16% over the medium term.
- We expect to deliver a Group cost:income ratio (excl. litigation and conduct) of less than 50%, by 2025.
- We expect that RWAs could increase by a further 5-10% by the end of 2025, including the impact of Basel 3.1.
- We expect to continue to generate and return significant capital via ordinary dividends and buybacks to shareholders over the medium term and continue to expect that the CET1 ratio will be in the range of 13-14%.

(1) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2022 NatWest Group plc Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

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A relationship bank for a digital world

We are guided by our purpose

Read more on pages 6–9

NatWest Group champions potential, helping people, families and businesses to thrive.

Because when they thrive, so do we.

We are informed by the needs of our stakeholders

Read more on pages 36–39

Delivering long-term sustainable value and attractive returns, now and for the next generation.

 **Customers**    **Investors**    **Regulators**

 **Colleagues**    **Communities**    **Suppliers**

We have four strategic priorities...

Read more on pages 22–23

Focused on growth, underpinned by our values and an intelligent approach to risk:

 **Supporting customers at every stage of their lives**    **Simple to deal with**

 **Powered by innovation and partnerships**    **Sharpened capital allocation**

...creating a positive impact through our areas of focus

Read more on pages 26–27


Climate
We have made addressing the climate challenge and supporting our customers in their transition to net zero a key strategic priority.

Read the story on page 53


Enterprise
Our ambition is to remove barriers to enterprise and to provide businesses in the UK the support they need to grow.

Read the story on page 14


Learning
We are helping people to take control of their finances, to make the most of their money, safely and securely – now and in the future.

Read the story on page 28

Our purpose

NatWest Group champions potential, helping people, families and businesses to thrive. Because when they thrive, so do we. Our purpose guides and underpins everything we do. It enables us to build long-term value, to invest for growth, to make a positive contribution to society and to drive sustainable returns for shareholders.

Our stakeholders

We aim to balance the different interests of our stakeholders – customers, investors, regulators, colleagues, communities, and suppliers – in all our decision-making, especially when there are difficult choices to be made. We also recognise the need for transparency and openness, regularly engaging and seeking the views of our stakeholders.

Our robust balance sheet, strong capital position and capital generative businesses mean we are well placed to support our customers and invest for growth, as well as driving sustainable returns to shareholders and creating long-term value for all our stakeholders.

Our strategy

We are a relationship bank for a digital world. Our strategy for growth delivers on our purpose and drives sustainable returns to shareholders through four strategic priorities: we will support our customers at every stage of their lives; we will be powered by innovation and partnerships as we accelerate our digital transformation; we will be simple to deal with; and we will allocate our capital in a way that delivers for customers and shareholders.

Our values

Our values are at the heart of how we deliver our purpose-led strategy. In 2022, having engaged with colleagues, customers, community stakeholders and suppliers, we launched our refreshed values of being inclusive, curious, robust, sustainable and ambitious. These refreshed values now form an integral part of our cultural identity.

Our positive impact

We recognise the huge responsibilities that our role brings – from supporting the day-to-day financial needs of 19 million customers to the positive impacts we can have on the environment and wider society.

We have identified three focus areas where we can make a meaningful contribution and build long-term value in our business: Climate, Enterprise and Learning.

Better Business

We continue to partner with the Blueprint for Better Business, whose framework informs our purpose-led decision-making and helps us to create and protect value for customers, suppliers, colleagues, communities, future generations and our shareholders. Read how we have created value for stakeholders and society in 2022 on pages 20 and 21, and refer to our key performance indicators on pages 24 and 25.

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Building strong relationships to help businesses **thrive**



Supporting dynamic businesses

Championing the potential of UK businesses is about more than just providing financial backing.

For us, it's about understanding ambition and helping to remove the barriers to enterprise. We know we can play a key role in inspiring future generations to develop their skills, experience and business ideas, and ultimately to achieve their goals.

A great example of this is our support for Birmingham-based social enterprise Miss Macaroon. Founded by Rosie Ginday MBE in 2011, the company combines a passion for producing premium-quality food and a desire to help young people gain the skills and confidence to change their lives.

Starting life with a small kitchen space and just £500 in capital, Miss Macaroon has now produced over three million macaroons for global brands, royalty and a host of celebrities, as well as becoming one of the region's leading employability programmes.

We were first able to support Rosie through the NatWest Group Accelerator programme by providing one-to-one coaching, access to mentors and industry experts, and networking with a community of like-minded entrepreneurs, as well as hot-desking space at our commercial offices in Birmingham. Through the Accelerator, Rosie received support to expand her company and open multiple retail outlets across the Midlands.

The company has gone from strength to strength, expanding its operations from individual customer orders to catering for wholesale businesses. With the development of a unique colour-matching service, Miss Macaroon has also attracted major corporate clients such as John Lewis.

Importantly, Miss Macaroon's commercial success has enabled its social purpose, helping to deliver the MacsMAD programme which provides young people who often have multiple and complex needs the opportunity to gain work experience, better their career prospects and positively change their lives.

To date, 134 young people have been supported through the programme. It's a fantastic achievement that not only speaks to Rosie's vision, but also to the opportunities created when businesses get the support to thrive.



Through the Accelerator, Rosie received support to expand her company and open multiple retail outlets across the Midlands.









Watch the story online

The QR code above directs to a case study video on our 2022 Annual Report webpage. None of the information on that webpage (including the case study video) is, or should be read as being, incorporated by reference into this report.

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Adapting to *evolving* market trends

The environment we operate in is constantly changing. Understanding the multiple influences on our business enables us to be prepared for change, to respond quickly and to create value for the long term.

Economy

Overview

In 2022, the UK economy continued its recovery from the impact of COVID-19 and lockdown restrictions, with GDP approaching pre-pandemic levels. Russia's invasion of Ukraine and other global factors led to very large increases in energy costs and other commodities during the year. The resulting high inflation prompted central banks to tighten monetary policy and markets to anticipate significant increases in interest rates, leading to asset market volatility. In the UK the government announced a significant easing of fiscal policy, with measures to protect households from some of the increase in energy prices, as well as support for businesses and a reversal of some planned tax rises. Other countries introduced similar measures through a variety of policies. Sterling fell against the US dollar and the euro. In the longer term, demographic change, climate change, high levels of debt and inequality could all have financial impacts for our customers.

Our response

We know the tough economic conditions many of our customers have faced throughout 2022. As such, we have remained focused on removing barriers to doing business and providing more opportunities for companies to grow, helping the economy to build back better through initiatives such as our Accelerator programme, our national and regional SME Taskforce boards and our Business Builder toolkit, as well as supporting young enterprise through our involvement with The Prince's Trust.

Customers

Overview

Expectations of banks have shifted markedly in recent years. Customers are wanting banks to deliver a better service: one that is simpler, more relevant and more purposeful. How customers access our products and services has already changed with increasing numbers of customers reaching us online and through our mobile app. The ways people live, work and run businesses are also altering at pace, with the pandemic accelerating the trend towards more digital services, while also seeing a proliferation of 'side-hustle' businesses. As well as monitoring these longer-term trends we have also been extremely mindful of the impact of rising prices during 2022 and the potential financial distress that this could cause the customers, businesses and communities we serve.

Our response

In response to the continued increases in the cost of living across the UK, we have put in place a range of targeted measures to support those who are likely to need it most, including proactive contacts to our customers to offer support and information. In addition, we carried out c.0.7 million financial health checks in 2022 and launched our credit score feature in our mobile app to help customers understand their credit score. Our online cost of living hub was also established to share resources and tools, informing customers of the support that is available to them, as well as support through third parties. These measures were in addition to £4 million in donations to provide grants and support, delivered in collaboration with organisations including Citizens Advice, The Trussell Trust, Step Change and PayPlan. Meanwhile, as we look ahead to the next phase of our strategy, our future growth will be based on building new forms of relevance and trust with our customers, as well as supporting them through the challenges of today. We have identified three areas for sustainable future growth where we are well placed to do this: delivering personalised solutions throughout our customers' lifecycles; embedding our services in our customers' digital lives; and supporting our customers' sustainability transitions.

Technology

Overview

New business models and customer behaviours continue to evolve rapidly through advancing technology alongside large-scale societal changes. In the post-pandemic era, we recognise the growing role of technology in everything from digital work environments to the access and delivery of goods and services, including those within the financial sector.

We have remained focused on removing barriers to doing business and providing more opportunities for companies to grow.

Our response

We are leveraging technology to deliver value through the lifecycles of our customers. By helping them more and in technologically-embedded ways, our relationships should become closer and deeper, as well as more valuable. We continue to develop new services, based on an understanding of customers' lives, that more closely fit with what our customers want. Whether this is through new commercial offers that help run invoice management and cash flow analysis, integrated payments solutions or AI-based customer service, each of these innovations is designed to benefit customers, society and the economy, as well as being a driver of long-term sustainable value.

Cyber threats

Overview

Cyberattacks pose a constant risk to our operations, both in relation to our own digital estate and indirectly with regard to our supply chain. Cybercrime continues to evolve rapidly. Attacks may be from individuals or highly organised criminal groups intent on stealing money or sensitive data, or potentially holding organisations to ransom.

Our response

We continue to invest significant resources in the development and evolution of cybersecurity controls, to deploy rigorous due diligence with regard to third parties and to work to protect and educate our colleagues and customers on fraud and scam activity. To provide continuity of service for customers with minimal disruption, we monitor and assess a diverse and evolving array of threats, both external and internal, as well as developing, strengthening or adapting existing control capability to be able to absorb and adapt to such disruptions.

Climate change

Overview

Climate change represents an inherent risk to NatWest Group, not only from its impact on the global economy, our customers, suppliers and counterparties, but also through its potential effects on asset values, operational costs and business models as the essential transition to a net-zero economy accelerates. These risks are subject to increasing regulatory, legislative, political and societal change. Conversely, the requirement to reduce carbon emissions also means NatWest Group has a significant role to play in areas such as the provision of climate and sustainable funding and financing.

Geographical split of climate and sustainable funding and financing in 2022[(1)]



Total
£24.5bn

£1.2bn
£11.0bn
£12.3bn

- United Kingdom: £12.3bn
- Western Europe: £11.0bn
- Other: £1.2bn

(1) Since 1 July 2021, UK £17.8 billion, Western Europe £13.0 billion and Other £1.8 billion. Geography for band issuance is linked to the region of the issuer; for loans it is linked to the region of operation of the borrowing customer.

(*) Within the scope of EY assurance. Refer to page 70.

Our response

As part of the implementation of its climate ambitions, at NatWest Group's AGM in April 2022, ordinary shareholders passed an advisory 'Say on Climate' resolution. Through the bank's first climate resolution, the Board asked shareholders to support our strategic direction on climate change, our intention to develop a Climate transition plan and for annual progress reports to be published. 92.58% of votes cast were in favour of the resolution, indicating strong support for our climate strategy. We also became the first UK bank, and one of the largest banks globally to date, to have science-based targets validated by the Science Based Targets initiative (SBTi). These targets, which cover 79% of our lending activities by exposure as at 31 December 2019, underpin the initial iteration of our Climate transition plan, which is incorporated within our 2022 Climate-related Disclosures Report. We provided £24.5 billion[(*)] climate and sustainable funding and financing in 2022, bringing the cumulative contribution towards our target to provide £100 billion between 1 July 2021 and the end of 2025, to £32.6 billion. As at the end of 2022, we had reduced our direct own operations emissions by 46%, against a 2019 baseline, with a plan to achieve a 50% reduction by 2025. Achievement of our climate ambitions is dependent on timely UK Government policy and technology developments, as well as on our customers and society to respond. At the same time, as a purpose-led organisation, we aim to engage and support our customers' transition to a net-zero economy. Read more in the 2022 Climate-related Disclosures Report.

Regulation

Overview

We operate in a highly regulated market which continues to evolve in scope. Areas of current regulatory focus include: delivering good customer outcomes, in particular the Financial Conduct Authority's (FCA) new requirements for a Consumer Duty, which expands its rules and principles to force firms to provide better consumer protection; operational resilience, in light of the UK authorities' policy requirements; climate change, and the development of the regulatory framework for sustainable finance; fraud and financial crime, with a focus on protecting customers from ever more sophisticated scams; capital and liquidity management, including the UK's approach to the implementation of Basel III; the UK's future regulatory framework, following its exit from the European Union and the opportunities that this provides; digital currencies, with the development of both public (central bank digital currencies) and private (e.g. stablecoins) offerings which have the potential to materially change the digital payments landscape; improving diversity, equity and inclusion in financial services through policy developments focused on improved data collection and reporting, and use of targets for representation.

Our response

We constantly monitor regulatory change and work with our regulators to help shape those developments that materially impact the bank, lobbying when necessary either bilaterally or in partnership with one of our affiliated industry bodies. We implement new regulatory requirements where applicable and use our frequent engagement meetings with regulators to discuss key regulatory priorities.

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How we create value

**Guided by our purpose and informed by the needs of our stakeholders,
we aim to create value that has a positive impact on our environment and wider society.**

Our key relationships and resources

Human
- Strong and deep customer relationships
- Credible and diverse talent pipeline
- Healthy and inclusive culture
- Creative and innovative partnerships
- Positive contribution to communities

Financial
- Strong balance sheet and financial position
- Focused capital allocation
- Intelligent approach to risk
- Sustainability as a driver for value creation

Infrastructure
- Property and technology infrastructure
- Partnerships and collaborations to enable a diverse and sustainable supply chain

Our approach to running a safe and secure bank



Customer relationships
We support our customers with financial services that meet their needs, and which include keeping their funds safe and secure, improving financial capability and supporting enterprise.

Products and services
We provide a comprehensive range of banking financial services to personal, business and commercial customers via our businesses.

Robust governance framework
We have an integrated approach to governance, ensuring purpose is embedded within our corporate governance framework.

Revenues and returns
We earn income from interest charged on lending to our customers, fees from transactions and other services.

Partners and networks
We are powered by innovation and partnerships, working with a diverse range of partners to help shape our business strategy and deliver positive outcomes for our customers and society.

Delivering long-term sustainable value and attractive returns, now and for the next generation

Focus on the customer journey

Continually focused on improving the customer journey, using technology and data to advance our service offerings and protect our customers.

Creating a leading customer digital experience

Offering our customers more relevant products, more quickly and at the right time through our targeted investment in data, technology, and digitisation.

Delivering fair and sustainable returns for shareholders

Focused on sustainability as a driver for value creation.

Supporting our customers' transition to net zero

Qualified relationship managers and carbon tracking tools to support customers' transition to net zero.

Creating opportunity for businesses and enterprise

Removing the barriers to enterprise particularly supporting those that have traditionally faced the highest barriers.

A leading bank in the UK helping to address the climate challenge

We have an ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, align with the 2015 Paris agreement and be net zero by 2050.

Promoting financial capability

Our purpose-led focus areas help us to build financial skills and capabilities across colleagues, customers, and the community.

Reducing our carbon footprint

Continuing to reduce emissions from our own operations and that of our wider operational value chain.

Highly experienced colleagues with valuable industry insight

Experience of a challenging economic environment, shaping responses to current economic conditions, including how the cost of living crisis impacts customers.

Supporting energy-efficient homes

Supporting our UK mortgage customers through differentiated product pricing to incentivise residential energy efficiency and the purchase of the most energy efficient homes.

Powerful partnerships

Collaborating across industry and creating products and services to enable customers to track their carbon impact.

Helping colleagues realise their potential

With inclusion at the heart of our values, we continue to bring our diversity, equity and inclusion strategy to life. We provide all colleagues with the chance to succeed and the support to thrive.

Making a difference in our local communities

Supporting and giving back to the communities we operate in.

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Value created for stakeholders and society during the year

Over £80 million

of Coutts' clients' capital mobilised in equity growth funding for SMEs in the UK Enterprise Fund





We hired

1,135

interns, graduates and apprentices in 2022, including **171 apprentices** recruited through our social mobility programmes



79%

of our lending exposure, as at 31 December 2019, covered by 2030 sector targets validated as science-based by Science Based Targets initiative





£32.6 billion⁽*⁾

cumulative contribution towards £100 billion climate and sustainable funding and financing target⁽⁴⁾
(2021: £8.1bn (1 July-31 Dec))



10.1 million⁽*⁾

active digital customers

8.9 million⁽*⁾

actively use our mobile app

3.8 million⁽*⁾

use our online banking platform





Our View colleague survey

colleague sentiment on inclusivity remained strong in 2022, maintaining a **score of 93% – 9% above the Global Financial Services Norm** and **8% above the Global High Performance Norm**





Over £10 million

raised for the DEC Ukraine Appeal by NatWest Group, and through customer and colleague donations to support relief efforts



£2.9 billion⁽*⁾

Retail Banking Green Mortgage completions since launch⁽⁵⁾
(2021: £0.7 billion)





5.1 million⁽*⁾

financial capability interactions delivered by 31 December 2022 against the 2023 target⁽⁶⁾

Cumulative 2020 – 2022: 14.07m









(*) Within the scope of EY assurance. Refer to page 70.
(1) Against a 2019 baseline. Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It excludes upstream and downstream emissions from our value chain.

(2) Historic values are updated from values reported in 2021. This is due to updated bills, data provision and extrapolations.

(3) Comprises £1,172 million corporate tax, £543 million irrecoverable VAT, £98 million bank levies, £276 million employer payroll taxes and £82 million other taxes.

Strategic priorities

 Supporting customers at every stage of their lives

 Simple to deal with

 Powered by innovation and partnerships

 Sharpened capital allocation

167
colleagues reskilled as part of a formal programme


46%
reduction in emissions in our direct own operations[1]
(2021: 44%)[2]



MoneySense has helped
11.5 million
young people learn about money since it was launched in 1994




Payment of
£2.17 billion
in tax was made to the UK Government in 2022 which supported central government and local authority spending[3]


63%[(*)]
of our active current accounts are customers exclusively banking with us using digital channels through mobile or online





Over 76,000
hours volunteered by our colleagues to help local communities
£3.8 million
raised for good causes by colleague giving and fundraising


NatWest Group's systems enabled
19,500
new customers to apply for a mortgage online, an increase of **47% from 2021**



£77.8 billion
lending across Business Banking and Commercial Mid-market in our Commercial & Institutional segment, supporting economic growth



We developed the initial iteration of our
Climate transition plan
which outlines the steps we aim to take to at least halve the climate impact of our financing activity by 2030 and achieve our net zero climate ambition by 2050


We supported
over 16,000
young people this year through our CareerSense Programme (over 24,000 since launch in June 2021)



Over 72,000
trees planted by our UK colleagues in partnership with The Conservation Volunteers


(4) Between 1 July 2021 and the end of 2025.
(5) Since launch in Q4 2020 Retail Banking Green Mortgage products only. Green mortgages are available to all intermediaries for all residential and Buy to Let properties with an energy performance rating of A or B and specific new build developer properties. Available for purchase, porting and re-mortgage applications.

(6) Includes additional initiatives approved during 2021 and 2022 which met the criteria for inclusion in the financial capability target.

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A strategy to deliver our purpose, driving sustainable returns

Our execution is centred around our purpose, driving sustainable growth through our strategic priorities. We are a relationship bank for a digital world, building ever-deeper and closer connections with our customers throughout their financial lives, enabling people, families and businesses to thrive.

 **Supporting customers at every stage of their lives**

 **Powered by innovation and partnerships**

Why it's important

We believe that sustainable growth will come from building closer relationships with our customers and our ability to better serve them at every stage of their lives.

We need to continually evolve our capabilities, investing in technology and partnerships so we can be a simple, safe and smart bank that is driven by data and digital innovation.

What we have achieved

- We made it easier for our customers to understand their financial health, by providing c.0.7 million financial health checks in 2022. We also initiated proactive contacts to our customers to provide support and information on the cost of living.
- In Retail Banking, we have completed £2.9 billion[*] of Green Mortgages[1] since their launch in Q4 2020, rewarding customers for choosing an energy-efficient home.
- We delivered £77.8 billion of lending across Business Banking and Commercial Mid-market in our Commercial & Institutional segment, supporting economic growth.
- Our support for young people continued with the launch of our new pocket money product, NatWest Rooster Money, which helps children build money confidence and develop positive money habits around saving and spending.

- We entered into a strategic partnership with the Vodeno Group to help us meet the evolving needs of our business customers as they look to embed financial products in their own propositions and journeys.
- Alongside footballer and campaigner Marcus Rashford MBE, we have created a programme designed to support young people in communities across the UK to learn about and develop a positive relationship with money.
- We launched a collaboration with Workplace owner Meta to offer female business owners training and support, as well as opportunities to expand business connections and networks.
- We launched the NatWest Carbon Planner, a free-to-use digital platform designed to help UK businesses identify potential cost and carbon savings.

The outcomes it creates

We will leverage the expertise we have across our bank to deliver products and services that are relevant throughout the lifecycles of our customers.

By scaling new and existing relationships through technological and digital expertise, we will meet our customers' evolving needs and fulfil our growth ambitions.

We have identified three key growth areas where we can amplify our strategy:

✳ **Delivering personalised solutions throughout our customers' lifecycles – every customer is an individual.**

✳ **Embedding our services in our customers' digital lives – being where our customers are.**

✳ **Supporting our customers' sustainability transitions.**

---

(1) Green Mortgages are available to all intermediaries for all residential and Buy to Let properties with an energy performance rating of A or B and specific new build developer properties. Available for Purchase, Porting & Re-mortgage applications.

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 ## Simple to deal with

 ## Sharpened capital allocation

By being simple to deal with we will improve both customer journeys and colleague engagement, providing an easier and more intuitive banking experience.

Effective deployment of capital and efficient portfolio discipline enables targeted investment, helps manage risk and ultimately drives sustainable returns.

- We now have 10.1 million[*] active digital users. We have 8.9 million[*] customers who have accessed the mobile app and 3.8[*] million customers who have accessed online banking.
- 63%[*] of our customers who exclusively use digital channels to engage with us, regularly use our mobile app.
- In 2022, Cora, our AI virtual assistant, handled 10.4 million[*] Retail Banking conversations, almost half of which required no human input.
- c.90,000 customers now invest through our digital investment platform managed through the Coutts Investment Centre of Expertise.
- Following our investments to improve customer journeys, over 77% of digitalised new Current and Savings Account openings in Retail Banking were completed without human intervention in 2022.

- We continue to deliver on our commitment to invest c.£3 billion over 2021-2023 with an increasing focus on growth.
- In 2022, NatWest Group announced the creation of the Commercial & Institutional business segment, which brings together the best of our expertise to better support our non-personal financial customers' needs.
- The majority of the commercial loan sale to Allied Irish Banks, p.l.c. (AIB) and the majority of the non-tracker mortgage sale to Permanent TSB Group Holdings p.l.c. (PTSB) were complete by the end of 2022 and we expect the tracker mortgage sale to AIB to complete in 2023.
- £5.1 billion shareholder distributions were paid and proposed for 2022.
- We provided £24.5 billion[*] in climate and sustainable funding and financing in 2022 towards our £100 billion target.[1]

Through understanding our customers better and being simple to deal with we can offer more relevant products, more quickly and at the right time.

We will continue to deploy our financial and non-financial capital to create value for our stakeholders and society over the long term as well as generating sustainable returns.

(1) In October 2021, having surpassed our previous 2020–2021 £20 billion target during H1 2021, NatWest Group announced an ambition to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.
(*) Within the scope of EY assurance. Refer to page 70.

Measuring our performance

Financial measures



	Income (£m)	Operating expenses (£m)	CET1 ratio (%)	Return on tangible equity (%)
2022	13,156	7,687	14.2	12.3
2021	10,429	7,758	18.2	9.4
2020	10,403	7,858	18.5	(2.4)

 Achieve income in the Go-forward group, excluding notable items of around £12.8 billion[1].

 Achieve a c.3% reduction in Go-forward group operating expenses excluding litigation and conduct costs[1].

 Aim to end 2022 with a CET1 ratio of around 14%.

 Achieve return on tangible equity for NatWest Group of 14-16% in 2023[6].

Why it is important

Delivering long-term sustainable performance.
Run a safe and secure bank.

Our performance

Total income increased by 26.1% to £13,156 million compared with 2021. Income in the Go-forward group[1], excluding notable items[2] increased by £2,989 million, in the year to £13,063 million, exceeding our income guidance for the year.

(1) Performance on a Go-forward group basis (NatWest Group excluding Ulster Bank RoI) will not be reported going forward. Included to align with targets provided during 2022.
(2) £146 million (2021 – £210 million).

Operating expenses were £71 million lower than in 2021.

Other operating expenses[3] in the Go-forward group were £201 million, or 2.9% lower, in line with our target of a c.3% reduction[4].

(3) Operating expenses excluding litigation and conduct costs of £385 million (2021 – £466 million).
(4) £6,648 million (2021 – £6,849 million).

The CET1 ratio remains robust at 14.2%.

The 170 basis point reduction compared with 1 January 2022[5] primarily reflects distributions and linked pension accruals of c.310 basis points partially offset by the attributable profit, c.190 basis points.

(5) On 1 January 2022 the proforma CET1 ratio was 15.9% following regulatory changes.

We achieved a return on tangible equity of 12.3.%. This is net of a £1.0 billion attributable loss from our continued withdrawal from the Republic of Ireland.

(6) As per target which was updated during 2022.

Alignment with our strategy and areas of focus









How we measure our progress and our future priorities

Income excluding notable items is expected to be around £14.8 billion in 2023.

Cost:income ratio (excl. litigation and conduct) below c.52% or c.£7.6 billion of operating costs in 2023.

Continue to expect that the CET1 ratio will be in the range of 13-14% over the medium term.

Continue to target a sustainable return on tangible equity for the group of 14-16% over the medium term.

Read more: Our investment case on page 10 and in our Outlook statement on page 11. For details on how the KPIs are aligned to executive directors' remuneration refer to our Annual remuneration report on pages 152 to 167.

Key

 Supporting customers at every stage of their lives

 Powered by innovation and partnerships

 Simple to deal with

 Sharpened capital allocation

 Climate

Enterprise

Learning

Achieved

On track

Not achieved

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Non-financial measures

Climate and sustainable funding and financing (£bn)	Supporting enterprise through unique programmes	Build up and strengthen a healthy culture	Net Promoter Score (NPS)






⊘ Provide an additional £100 billion of climate and sustainable financing and funding between 1 July 2021 and the end of 2025.	⊘ Support the removal of barriers to UK enterprise growth through the provision of learning, networking, and funding interventions.	⊗ Achieve our Culture target of 83 points as measured through the Our View colleague survey[1].	✓ Increase the likelihood that customers will recommend our brands and achieve NPS targets for our core customer-facing businesses.

Why it is important

A guardian for future generations. To be a leading bank in the UK helping to address the climate challenge.	A good citizen. Remove barriers to UK enterprise growth.	A responsible and responsive employer. Build up and strengthen a healthy culture.	Honest and fair with customers and suppliers. Build up and strengthen a healthy culture.

Our performance

In 2022 we provided £24.5[*] billion of climate and sustainable funding and financing, towards our £100 billion target. This took our cumulative total since July 2021 to £32.6[*] billion towards our target to provide £100 billion climate and sustainable funding and financing by the end of 2025. ■ Climate and sustainable finance and funding provided towards our £100 billion target.	In 2022 we have supported 48,000[*] young people and 53,000[*] individuals and businesses through our enterprise programmes, with 269,000[*] customer interventions delivered. Of those supported: • 34%[*] were people from ethnic minority backgrounds. • 32%[*] businesses were purpose-led. • 59%[*] support provided to women • 90%[*] were in regions outside London and southeast England.	In 2022 we narrowly missed our target on Culture of 83 by one point. In 2022 we changed our Culture measurement calculation methodology from the Financial Services Culture Board (FSCB) methodology to the Willis Towers Watson (WTW) methodology, as we no longer participate in the FSCB survey.	■ NatWest Retail Main Bank NPS exceeded its target by 1 point. There was an additional improvement of 7 points driven by a methodological change[2]. ■ Despite missing its NPS target in 2022, NatWest Business Banking continues to rank 3rd compared with its high-street competitors. ■ NatWest Commercial & Mid-Market met its 2022 target by retaining 1st position versus its high street competitors.

Alignment with our strategy and areas of focus






How we measure our progress and our future sustainable long-term targets

Funding and financing provided to support climate and sustainable activities in line with our climate and sustainable funding and financing inclusion (CSFFI) criteria.	Support provided to individuals, businesses and young people through enterprise programmes and customer interactions, to start, run or grow a business.	Annual Our View colleague sentiment survey.	NatWest Retail Banking NPS 23 or be 3rd; NatWest Business Banking NPS -6 or be 3rd; NatWest Commercial Banking NPS 17 or 1st.
Read more: Our climate-related disclosures on pages 54 to 63 and in our Climate-related Disclosures Report.	**Read more: Our purpose-led areas of focus on pages 26 and 27 and in our ESG Disclosures Report.**	**Read more: Our colleagues section on pages 46 to 49 and in our ESG Disclosures Report.**	**Read more: Our customers section on pages 42 to 44.**

(1) All scores shown are for NatWest Group and include Ulster Bank RoI. To enable like-for-like year-on-year comparisons, all scores shown are based on the WTW calculation methodology.

(2) During 2022, a methodological change was made to retail NPS measurement which resulted in an uplift in NPS scores for all brands including NatWest. 2022 performance has been measured removing the impact of this positive change. 2023 goals have been set from a new +22 baseline which takes into account the positive impact of the methodological change.

(*) Within the scope of EY assurance. Refer to page 70.

Building long-term value

Our ambition is to champion potential, helping people, families and businesses to thrive. Aligned to our purpose are three focus areas where we believe we can make a long-term, meaningful contribution to our customers, colleagues and communities: climate, enterprise and learning.

Our areas of focus contribute to UN Sustainable Development Goals (SDGs):



4 QUALITY EDUCATION
5 GENDER EQUALITY
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
13 CLIMATE ACTION
17 PARTNERSHIPS FOR THE GOALS

As signatories of the UN Principles for Responsible Banking, our ambition is to align our strategy with the 2015 Paris Agreement and the UN SDGs[(1)]. As well as highlighting activity that relates to each of the SDGs above, case studies throughout this report reference positive impacts mapped against other SDGs.

(1) The Sustainable Development Goals (SDGs) are a collection of 17 non-legally binding interlinked global goals set forth by the UN for countries and governments. These are included only as indicative guidance for the proposed aim of each area of focus and NatWest Group makes no representation, warranty or assurance of any kind, express or implied, or takes no responsibility or liability as to whether the areas of focus further the objective or achieves the purpose of the indicated SDG.

(2) Refer to section 1.2, 1.3 and 3.3 in the NatWest Group Climate-related Disclosures Report for further detail on our climate ambitions and SBTi targets.

(3) Against a 2019 baseline. Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It excludes upstream and downstream emissions from our value chain.

(4) Represents approximate number of interventions delivered and individuals supported through enterprise programmes during 2022, which is based upon data provided by third parties delivering these interventions without further independent verification by NatWest Group.

(5) Demographics cover uniquely supported individuals and youth interventions supported.

(6) Youth interventions supported through enterprise and entrepreneurship activity is a new metric for 2022.

(7) Includes additional initiatives approved during 2021 & 2022 which met the criteria for inclusion in the financial capability target.

(8) Includes instances where customers had existing savings with other banks and transferred them into a NatWest Group account.

Our ambition



Climate

A leading bank in the UK helping to address the climate challenge

Our ambitions and targets [(2)]

2050	achieve net zero by 2050 across our financed emissions, Assets under Management and our operational value chain.
£100bn	provide climate and sustainable funding and financing between 1 July 2021 and the end of 2025.
-50%	at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, and align with the 2015 Paris Agreement.
50%	reduce carbon intensity of our in-scope Assets under Management by 50%, against a 2019 baseline.
-50%	reduce our direct own operations[(3)] carbon footprint by 2025.



Enterprise

Removing the barriers to enterprise

Our targets

250,000	interventions delivered to start, run or grow a business in 2022.[(4)]
35,000	individuals and businesses supported through enterprise programmes in 2022.[(4)]
30,000	youth interventions supported through enterprise and entrepreneurship 2022.[(4,6)]
60%	of support provided to women.[(5)]
75%	of support based in regions outside London and southeast England.[(5)]
20%	of support provided to individuals from ethnic minority backgrounds.[(5)]
20%	of support provided to those with a purpose-led business or business idea.[(5)]



Learning

Building financial capability and resilience

Our targets

15m	financial capability interactions delivered between January 2020 and December 2023.[(7)]
2m	additional customers helped to start saving between January 2020 and December 2023.[(8)]

Read more in the NatWest Group plc 2022, the Climate-related Disclosures Report and ESG Disclosures Report.

Our 2022 performance

Climate

£32.6bn[*]

cumulative contribution towards £100 billion climate and sustainable funding and financing target[1]

2021: £8.1bn (1 Jul – 31 Dec)

£2.9bn[*]

Retail Banking Green Mortgage completions since launch[3]

2021: £0.7bn since launch

41.5%[*]

of EPC C or better rated homes in our UK Mortgage portfolio for which EPCs are available[2]

2021: 38.3%

79%

of our lending activities by exposure as at 31 December 2019, covered by 2030 sector emissions reduction targets, validated as science based by the SBTi

92.58%

of votes cast were in favour of our first Say on Climate resolution

-46%

reduction in emissions in our direct own operations[4]

2021: –44%[5]

Enterprise

269,000[*]

interventions delivered to start, run or grow a business in 2022[6]

2021: c.200,000

90%[*]

of support based in regions outside London and southeast England[7]

2021: c.75%

59%[*]

of support provided to women[7]

2021: c.60%

53,000[*]

individuals and businesses supported through enterprise programmes in 2022[6]

2021: c.55,000

34%[*]

of support provided to individuals from ethnic minority backgrounds[7]

2021: c.26%

48,000[*]

young adults engaged in enterprise and entrepreneurship activity in 2022[6,7,8]

32%[*]

of support provided to those with a purpose-led business or business idea[7]

2021: c.52%

Learning

5.1m[*]

financial capability interactions delivered by 31 December 2022 against the 2023 target[9]

Cumulative 2020 to 2022: 14.07m

0.5m[*]

additional customers helped to start saving by 31 December 2022 against the 2023 target[10]

Cumulative 2020 to 2022: 1.7m[11]

---

(1) In October 2021, having surpassed our previous 2020-21 £20 billion target during H1 2021, NatWest Group announced an ambition to provide an additional £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.

(2) As at 31 December 2022 £138.8 billion, 68%, of the total residential mortgages portfolio had EPC data available. In addition to the Retail Banking portfolio, during Q2 2022, EPC data became available for the Private Banking portfolio for all periods.

(3) Since launch in Q4 2020. Green Mortgages are available to all intermediaries for all residential and buy-to-let properties with an energy performance rating of A or B and specific new build developer properties, Available for Purchase, Porting & Re-mortgage applications.

(4) Against a 2019 baseline. Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It excludes upstream and downstream emissions from our value chain.

(5) Historic values are updated from values reported in 2021. This is due to updated bills, data provision and extrapolations.

(6) Represents approximate number of interventions delivered and individuals supported through enterprise programmes during 2022, which is based upon data provided by third parties delivering these interventions without further independent verification by NatWest Group.

(7) Demographics cover uniquely supported individuals and youth interventions supported.

(8) Youth interventions supported through enterprise and entrepreneurship activity is a new metric for 2022.

(9) Includes additional initiatives approved during 2021 & 2022 which met the criteria for inclusion in the financial capability target.

(10) Includes instances where customers had savings with other banks and transferred them to their NatWest Group account.

(11) Includes additional 144k customers for 2021 and 2020. The customers helped start to save criteria was revised in April 2022 to reflect products aligned to the ambition.

(*) Within the scope of EY assurance. Refer to page 70.



Helping young people to thrive



Watch the story online

The QR code above directs to a case study video on our 2022 Annual Report webpage. None of the information on that webpage (including the case study video) is, or should be read as being, incorporated by reference into this report.

NatWest Group collaborates with footballer and campaigner Marcus Rashford

All young people deserve to feel financially secure and fulfil their potential.

Yet 81% of young people today say they are uncertain about their financial future(1). And 56% of 12- to 17-year-olds don't feel confident about managing their money(2).

We want this to change.

But we know that for this to happen, we must think beyond money management and practical financial education. We know we must also help young people overcome the emotional and psychological obstacles blocking their success.

That's why we have created a programme for 8- to 18-year-olds that aims to help them develop their self-belief as well as their money confidence.

NatWest Thrive is a unique collaboration between NatWest Group, the National Youth Agency (the national body for youth work) and footballer and campaigner Marcus Rashford MBE.

It's built around three pillars: the redemptive power of (forging a new) identity; delivery via trusted adults and role models; and connection to the young people's interests and passions.

As such, NatWest Thrive is about people, relationships, mentoring and contact with role models to create community and connection. It's why the programme is primarily delivered face-to-face, in relevant, safe places for young people and with trusted adults.

(1) London Institute of Banking and Finance.
(2) Money Advice Service.
(3) NatWest Thrive Impact report – our summer impact 2022.

In spring 2022, we launched the programme's pilot scheme to 135 young people in three youth clubs in London, Manchester and Sunderland.

Following that, over the summer in 2022, we rolled out a 12-week NatWest Thrive programme to 12 more youth clubs, reaching more than 800 young people across the UK during 2022. Results from the summer programme are hugely encouraging: 98% say their money confidence has improved after four sessions and 83% say it has improved their mental wellbeing(3).

Our vision is now to scale the programme to improve the financial confidence of many more young people.











4 QUALITY EDUCATION

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES

17 PARTNERSHIPS FOR THE GOALS

Business performance

Strong brands to meet customers' needs

Retail Banking

Through the NatWest, Royal Bank of Scotland and Ulster Bank brands, we provide a comprehensive range of banking products and related financial services including current accounts, mortgages, personal unsecured lending and personal deposits. We're here for customers whenever and wherever they need us – from our mobile app and online banking, through to our contact centres and high-street and mobile branches.

Private Banking

Private Banking is the Investment Centre of Expertise for NatWest Group, servicing all client segments across Retail, Premier and Private Banking. We provide private banking and wealth management services to UK-connected high-net-worth individuals and their business interests through the Coutts brand. We continue to focus on delivering the best client experience through a proactive engagement model which supports clients across both sides of their balance sheet – improving returns by deepening client relationships and enhancing our digital banking capabilities to make it easier for clients to deal with us.

Commercial & Institutional

Commercial & Institutional provides the expertise and tailored solutions needed by businesses, from entrepreneurs through to large corporate organisations, multi-nationals and financial institutions. As the biggest bank for UK businesses, we're also known for supporting businesses that want to start, scale and grow. Our people, combined with our digital channels, help our broad set of customers manage their day-to-day business activity, support them through good and challenging times, and work with them to plan for the future.

Contribution to NatWest Group

Income

- 43%
- 8%
- 49%
- 0%

Operating profit before tax

- 55%
- 8%
- 50%
- -13%

Net lending to customers

- 54%
- 5%
- 36%
- 5%

Key

- Retail Banking
- Private Banking
- Commercial & Institutional
- Central items & other

For further information on the financial performance of our operating segments refer to the Financial review section on pages 72 to 83



STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Retail Banking

In Retail Banking, we're focused on helping our customers reach their financial goals. From budgeting and saving, to supporting our customers to make more sustainable choices, our mobile app combined with exceptional colleagues are helping us to deliver our goal to become a relationship bank in a digital world. We want to deepen relationships with our customers by supporting them at key moments in their lives, improving their financial health and resilience and supporting younger generations to plan for the future. By providing personalised insights, we are helping our customers to understand how decisions they make today could affect their future finances.

Total income

£5,646m

2021: £4,445m

Net loans to customers

£197.6bn

2021: £182.2bn

Other operating expenses

£2,484m

2021: £2,437m

Rooster Money new card openings

c.89,000

Operating profit

£2,824m

2021: £1,968m

Customer needs met digitally

88%

2021: 85%

Return on equity

28.6%

2021: 26.1%

UK mortgage flow share

13%

2021: 12%

Customer deposits

£188.4bn

2021: £188.9bn

Climate and sustainable finance and funding in 2022

£4.0bn

Our priority is to support our customers as the cost of living rises and, by engaging customers early, we can help those facing financial hardship. We have conducted c.0.7 million financial health checks in 2022, 76,000 more than in 2021, and have proactively spoken to 1.45 million customers to provide additional support through regular customer care campaigns. Our 'Know My Credit Score' tool and budgeting help in our mobile app assists our customers to act promptly and understand their credit options. We have created an online cost of living hub which shares resources and support provided by us and third parties, and which has attracted 346,000 visits. Our £4 million of donations provides support through collaboration with organisations including Citizens Advice, The Trussell Trust, Step Change and PayPlan.

Our ambition is to provide the best digital experience with access to the best people. We remain focused on improving the digital experience of our customers, with 88% of their needs currently met digitally. We've reached our highest ever levels for customer satisfaction, which reflects the increasing number of customers who use us as their main bank. Our AI virtual assistant, Cora, fully supported 48.4% of customer queries without handing over to a human and we've made it easier to book an appointment in our branches or through our video channel with over 330,000 video appointments held in 2022.

Our digital platforms help to make banking safe and more convenient. Our digital account opening journey has significantly reduced the associated cost of fraud and improved the experience for our customers with record satisfaction levels. We've made payments simpler and safer with a new payment hub in our app, while biometrics now enable 46% of payments. Our 'Card reveal' feature makes it easy to access card details and complete online purchases and 'PIN reveal' allows our customers to view their PIN on their app, with over one million pin reveals displayed in the mobile app, supporting our customers with their sustainability transitions by significantly reducing the number of PIN reminder slips sent.

We know how important it can be to save for unexpected bills, so we have supported c.0.5 million customers to start saving in 2022. We have increased the interest rate for our digital regular savers and Round Ups make it easy to save little and often with over 1.25 million customers signed up since it was launched last year, saving a total of £138 million. We're helping future generations to create good habits through Rooster Money and saw c.89,000 new card openings to build financial resilience across the family. Saving towards the future can be difficult so it is important to help our customers make their money work harder and grow over the longer term. Our digital investing platforms, NatWest Invest and Royal Bank Invest, allow customers to invest from £50 into a choice of five funds depending on their approach to risk and time horizon. 31,000 new investment accounts were opened on the platform in 2022.

We want to help our customers to use credit responsibly and have regularly reviewed our affordability checks to prevent customers from over-stretching. Our overdraft cost calculator has been used over 3.5 million times since its June launch and our soft search for credit cards gives customers the eligibility information they need without impacting their credit score. We launched a 30-month 0% balance transfer card which can help customers pay off outstanding debt, and our buy-now-pay-later offering gives our customers choice and control around how they manage their money with safeguards in place to help customers to use the facility responsibly.

Despite volatility, we remained in the mortgage market throughout the period with our full product selection and continued to provide a consistent service to help our customers to purchase their homes, growing our UK market flow share to 13% with total mortgage balances of £187.2 billion. We

supported 232,000 customers to move to a new deal and allowed customers to remortgage six months before the expiry of their existing mortgage, to help our customers to secure a rate earlier in a rising rate environment. Our over payment process has been simplified and our higher LTV products continue to provide customers with the flexibility they need in a challenging environment. Our investment in digitising the mortgage journey has resulted in 19,600 applications digitally and allowed us to launch a market first purchase decision in principle and remortgage journey with price comparison websites.

How we use our money today could change the world tomorrow and help to make a greener planet. We've had over 531,000 visits to our climate change hub and 333,000 customers have used our carbon tracker to understand and reduce their carbon footprint. To provide sustainable growth in the future, our aim is to encourage our customers to make more sustainable choices through lifestyle changes and home energy efficiencies. We supported our customers with £2.2 billion in Green Mortgages, offering a lower rate for purchasing or re-mortgaging an energy efficient home. Our cards are now made from 86% recycled plastic, which is expected to save 23 tonnes of plastic and 50 tonnes of carbon dioxide a year.

Building money confidence



Teaching positive financial habits with Rooster Money

We believe it's vital for young people to feel confident and capable with money.

Enabling financial capability early in life is an essential tool for developing good money management in adulthood. And as young people adopt technology at an earlier age, the need to build these skills in a digital environment becomes even more important.

That's why, in 2021, we decided to acquire Rooster Money and integrate it into our wider youth proposition. The pocket-money app and pre-paid debit card enable parents to help their children to feel financially capable by teaching budgeting skills and encouraging saving to develop positive habits.

The contactless card gives children aged six and over more independence, while staying safe with spending notifications, limits and freezes managed within the app. Rooster Money's chore and star capabilities can also help children with their understanding of money from the age of three. As well as reaffirming our purpose-led ambition to attract and support the financial needs of more young people and their families, we also believe the Rooster Money proposition makes sound commercial sense.



The number of 18-year-olds in the UK is set to grow 20% by 2030[1] and there is increasing competition to provide this cohort with a digital pocket money proposition in their younger years. We believe we will be able to take a bigger share of the bankable (but currently unbanked) youth market by leveraging our strong customer base, offering a solution to parents for banking young people all the way through childhood.

In the short term, this will help us to engage customers in other youth products (for instance, growing Junior ISA volumes), increase the wider engagement of current parent customers and attract new families to us.

In the longer term, these young customers will graduate into primary adult customers, driving value for the bank for decades to come.

(1) Office for National Statistics.

Private Banking

Within Private Banking, we serve the banking, lending and wealth management needs of UK-connected high-net-worth individuals and their business interests through the Coutts & Co brand, and the investment needs of customers from across NatWest Group via our Investment Centre of Expertise. As the first UK-headquartered private bank to become a certified B Corp, clients can rely on Coutts & Co to provide exceptional service, while managing their wealth responsibly.

Total income

£1,056m
2021: £816m

Net loans to customers

£19.2bn
2021: £18.4bn

Other operating expenses

£610m
2021: £523m

AUMA

£33.4bn
2021: £35.6bn

Operating profit

£436m
2021: £350m

AUM net new money

£2.0bn
5.6% of opening AUMA balances

Return on equity

24.5%
2021: 17.0%

Climate and sustainable financing and funding in 2022

£0.2bn

Customer deposits

£41.2bn
2021: £39.3bn

NatWest Invest/ Royal Bank Invest/ Coutts Invest users

c.90,000
2021: c.79,000

In 2022, we continued to put our climate ambition into action. From 1 February 2022, the Personal Portfolio Funds available through Coutts Invest, NatWest Invest and Royal Bank Invest include a commitment that a minimum of 50% of assets by value in each fund will be on a net-zero trajectory. From 18 July 2022, the Coutts Managed Funds and discretionary portfolios include a commitment that a minimum of 20% of assets by value in each fund or portfolio will be on a net-zero trajectory. As of the end of the year, £6.5 billion of AUM are invested in funds that are on a net-zero trajectory[1] and are decarbonising at an average rate of 7% per annum.

Building on existing Coutts mortgage products that offer discounted arrangement fees for purchasing a more energy-efficient home (EPC rating of A or B) or for making improvements to improve energy efficiency (EPC rating C and above) Coutts launched a pilot for its Greener Homes Service. Providing bespoke advice to help participating customers overcome the barriers to retrofitting, the service includes a free energy performance assessment, details of retrofit costs and benefits, and the option to implement recommended measures through a pre-vetted supply chain. 30 customers are participating in the initial pilot of the Greener Homes Service, with further enhancement planned. In 2022, Coutts completed £241 million in mortgages for properties rated EPC A or B.

Business exit is an incredibly important moment for any entrepreneur. Drawing on the knowledge and insights of entrepreneurs who have been through the process, we've created a free programme to share 20-plus years of our research. In March, we launched a series of video masterclasses from industry experts available to all entrepreneurs, regardless of whether they are a client. In 2022, we have taken 45 owners and Financial Directors, representing ownership of more than £572 million of shareholder value, through our Business Exit Programme.

Continuing the collaboration with Business Growth Fund, we have now raised over £80 million through the UK Enterprise Fund (UKEF). The fund is closing the year in a strong position with over 47 companies now backed. These companies are well spread across the UK with 73% outside of London and the South East, diversified across new economy sectors, with over 20% of companies actively addressing climate change.

(1) Net-zero trajectory is a commitment, credible plan or action taken to achieve net-zero greenhouse gas emissions by 2050.

The UKEF is proud to support female founders and their businesses with over 22% of the portfolio invested in female-led companies, alongside supporting initiatives such as investment-ready workshops run by BGF, NatWest Bank and Coutts & Co, as well as executive coaching for female and ethnic minority founders.

In December 2022, in line with our aim to build financial capability and lower barriers to investing, we completed a nationwide launch of our Digital Assist for Investment service across the NatWest Bank and Royal Bank branch network. Branch customers now have the option to speak to a Digital Wealth Manager who can give them guidance on how to use our Automated Advice service. This involved training over 1,730 branch staff across 650+ branches in the UK. The colleagues trained reported a 157% increase in their confidence to talk about investments and our branch-based Senior Personal Bankers helped over 100 customers in December with their long-term savings goals.

In October 2022, Coutts & Co Collective was launched, making it easier for clients to donate to charity. Supported by the Charities Trust, the scheme allows clients to give to causes that support social and environmental issues. By donating collectively, clients can make a bigger difference to the causes they care about with high-impact, pre-vetted charities.

The chosen charities are The Prince's Trust, Future Frontiers and Ocean Generation. 100% of all donations are received by the charities.

In June 2022, we launched our new Coutts & Co digital service through our app to our personal clients. We have introduced several easy-to-use digital features such as integrated biometrics for enhanced security, digital cheque deposits, spend controls, first-time beneficiary payment authorisation as well as authenticated web and app messaging (live chat). Client adoption has been high, with over 80% client activation[1].

(1) Of clients invited to use the service.

Accelerating the interactive entertainment sector



Coutts championing high-growth businesses

We're committed to helping clients reach their potential: connecting with, and contributing to our wider society. By championing new businesses, we can encourage growth and create value for our clients and the economy.

To help us achieve this, Coutts was delighted to launch a new Accelerator programme during 2022 for ambitious individuals within e-sports, gaming, social media or streaming.

The interactive entertainment industry has experienced healthy growth in recent years which is expected to continue to increase in the post-pandemic world. Valued at US$197 billion in 2022, the global gaming market is now on track to surpass US$225 billion by 2025.[2]

The Coutts Interactive Entertainment Accelerator programme was designed to help UK entrepreneurs scale their businesses in this growing sector and take them to the next level.

Delivered in partnership with NatWest Accelerator, this bank-wide initiative allowed entrepreneurs to access and learn from business and industry experts. Whether they had been thinking about setting up a business or been running a business for a while, this fully-funded programme helped them access



new markets, fund expansion or attract new talent to build more effective teams.

During the six-month programme, applicants benefited from a range of useful services, including one-to-one coaching with our experienced business acceleration managers, access to thought leadership and events, a network of like-minded peers, focused support from experts and co-working spaces in one of our nationwide hubs.

We believe this help can give interactive entertainment entrepreneurs essential early assistance, empowering them to grow their business further and faster and overcome challenges to reach their full potential.

(2) Newzoo, Global Games Market Report 2022.

Commercial & Institutional

In 2022, NatWest Group announced the creation of Commercial & Institutional, which brought together the Commercial, NatWest Markets and RBS International customer businesses. The new segment is a step forward in becoming a simpler bank to deal with, bringing the best of our expertise to better support our customers' needs. In a particularly challenging environment, Commercial & Institutional effectively supported customers manage the increasing costs of doing business from both interest rate and inflationary pressure, continued developing innovative digital capabilities and remained committed to providing award-winning sustainable financing solutions to support customers to transition to greener business practices.

Total income

£6,413m

2021: £4,838m

Net loans to customers

£129.9bn

2021: £124.2bn

Other operating expenses

£3,563m

2021: £3,646m

Business accounts opened (incl.Mettle)

130,000

Operating profit

£2,547m

2021: £2,241m

Tyl payments processed

69.5m

2021: 39.3m

Return on equity

12.2%

2021: 10.9%

Climate and sustainable finance and funding in 2022

£20.3bn

Customer deposits

£203.3bn

2021: £217.5bn

We remain fully committed to supporting businesses to manage the increasing costs of doing business with a comprehensive package of support measures. In 2022, we contacted over 0.8 million customers to offer information, support and advice through proactive communications, our specialist relationship managers and local business hubs positioned across the UK. Alongside our extensive outreach programme, our Business Current Accounts remained available without a minimum charge, while we froze the standard published tariffs and committed to no increases to published fees for 12 months. Moreover, through our deep sector expertise and service offering, we tailored support for the most impacted sectors, including a £1.25 billion lending package for the farming industry, as part of a range of supportive measures for our c.40,000 agricultural customer base, which is facing extreme impacts on supply costs and profit margins – this is in addition to other support measures, such as capital repayment holidays and increased overdraft limits.

Establishing the new segment enables us to build even longer and deeper relationships with our customers, by providing support at each stage of their journey. As the biggest bank for businesses in the UK and a committed champion of startups, we are removing barriers to enterprise, tackling inequality and supporting growth by helping entrepreneurs achieve their ambitions. In 2022, we supported over 53,000[*] individuals or businesses through enterprise programmes, with over 269,000[*] interventions delivered. Of those supported, 32%[*] were purpose-led, 34%[*] were from ethnic minority backgrounds and 59%[*] provided support to women. We also offer the UK's largest free business accelerator network which continued to grow this year with the launch of our new Enterprise Hub to support our Accelerator programme at the University of Warwick, and the opening of a new hub in Southampton, taking our total number of Enterprise Hubs to 14. Our commitment to new businesses resulted in the opening of over 130,000 new Business Accounts (including Mettle Accounts) in 2022.

By extending the reach of our proposition, we provide a more comprehensive product offering to our customers, where and when they need it. In 2022 our corporate FX services were used by over 650 new corporate and institutional customers for the first time. In addition, our award-winning FX and long-standing expertise in fixed income, capital markets, and bespoke financing solutions, supported customers in navigating the challenging macro environment and managing their risk. We are accessible for customers through our expansive UK footprint and presence across Europe, Asia and the US.

(*) Within the scope of EY assurance. Refer to page 70.

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Guided by our purpose and our aim to deepen customer relationships, we continue to support our customers with their ESG and climate-related finance needs. In 2022, the Commercial & Institutional segment provided £20.3 billion in climate and sustainable funding and financing. Our role as a cornerstone lender in the first greenfield solar transaction in the UK since 2018 demonstrates our commitment to leadership in renewables sector project financing. The syndicated loan will enable our customer to fund the construction of up to 1GW of solar capacity across the UK and the Netherlands, enough to power over 300,000 households, while creating local employment opportunities. To ensure as many SMEs as possible can realise the bottom-line benefits from their carbon-reduction efforts and innovation, we reduced the lower threshold for our Green Loans offering for SMEs from £50,000 to £25,001, so more businesses can access funding to transition to more sustainable practices. We also launched our digital Carbon Planner, a free-to-use digital platform designed to help UK businesses identify potential cost and carbon savings.

We continue to be a leading underwriter of Green, Social and Sustainability finance after winning several awards at the Environmental Finance Bond Awards 2022 (including 'Lead manager of the year, social bonds – local authority/municipality award'), as well as being presented the 'Leadership in Sustainable Banking award' at the Jersey Finance Sustainable Finance Awards 2022.

Finally, as a relationship bank in a digital world, we continue to evolve our digital, data and technology capabilities to provide an easier and more insightful banking experience for customers. In 2022, digitally-initiated commercial service requests more than doubled compared to the previous year. In addition, 83% of our customers are actively using digital channels to interact with us. Improvements in our digital lending journey now enable business customers to utilise our self-serve digital channels to apply for up to £50,000 of borrowing and receive an automated decision within minutes. Alongside this, our innovative merchant acquiring platform Tyl saw over £3.1 billion of transactions in 2022 – a 104% increase from 2021. Furthermore, we announced a strategic partnership with Vodeno Group to create a banking-as-a-service business for the UK market. This will enable us to create new and exciting opportunities for our customers to seamlessly integrate financial solutions into their ecosystems, including payments, deposits, point-of-sale credit and merchant cash advances.

Financing sustainability goals


2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
14 LIFE BELOW WATER
15 LIFE ON LAND

Providing expertise and collaboration

As a relationship bank, we strive to anticipate our customers' future needs. In 2022, NatWest Group was able to help Compass Group, a world-leading food service business, understand how sustainable financing could help it achieve its long-term sustainability goals.

Serving billions of meals each year in more than 40 countries and employing and engaging with over 500,000 people, its aim is to do so in a way which better benefits people and the planet.

The company's sustainability strategy seeks to maximise the positive social and environmental impact it has across its value chain and includes a commitment to reach net-zero emissions across its global operations and value chain by 2050. The Sustainable Development Goals illustrated are ones towards which Compass Group strive to make a positive impact.

Given the scale of Compass Group's operating expenditures, and the way these contribute to its sustainability targets, assistance in formulating the design of its sustainable financing framework was needed. This required a fresh approach which wasn't pre-determined by market precedent.



NatWest Group's breadth of structuring experience in the sustainable finance market meant Compass Group was fully supported in carrying out a review of expenditures which aligned with its sustainability ambitions across outcomes relating to environmental as well as social factors. Each was carefully assessed for the contribution towards its strategic targets, to ensure only the most material projects were included.

Importantly, facilitating the investment in sustainability for Compass Group should prove to be a key driver for growth for the business, helping to meet its clients' environmental and social commitments.

This, we believe, is the value that Commercial & Institutional can provide to customers and stakeholders. By bringing together a depth of expertise and collaboration across the bank we are there for our customers' current and future needs.

Stakeholder engagement

We have a reciprocal relationship with all our stakeholders – knowing that when they succeed, so do we. The insights we gain by listening and engaging with them enable us to improve outcomes for customers, society and the environment. Below we provide some examples of how we collaborate with our key stakeholders to create value.

How we engage across the company

How we engage at Board level

How we engaged	What we discussed



Customers – the people and businesses we serve

• Supporting businesses through our Accelerator Programme and Specialist Accelerators, as well as Business Builder and Business Insights Hub. • Regular, monthly sessions with people with lived experience of vulnerability. • A big data study, using customer data to explore the relationship between ethnicity and banking. • Carbon Planner tool.	• The UK Government's levelling-up agenda for strengthening communities, supporting diverse entrepreneurs, removing barriers to enterprise, providing access to our wide range of partners, business accelerator hubs, and our thought-leadership material. • Insights from charitable organisations and those with lived experiences on how our proposed products and propositions work for their circumstances, taking into account their perspectives. • Innovative data-led research exploration into the access and some attitudinal analysis of financial products and services in the UK. • A free-to-use tool to help UK businesses identify potential cost and carbon savings.
• Meetings with customers during a Board regional visit to Bristol. • At a customer 'live lounge' conducted by our Group Sustainable Banking Committee, non-executive directors were joined by our frontline Financial Health and Support telephony team.	• A broad range of topics including the impact of rising inflation, firms' sustainability strategies, support for new customers who have fled the invasion of Ukraine and future growth plans. • The cost of living crisis, the mental health of frontline colleagues and how to respond to the growing issue of supporting customers in vulnerable situations.



Investors – providers of our capital and funding

• Meetings with our senior management, presentations at industry conferences and investor roundtables.	• Progress on the delivery of our strategy and future priorities, updates on the financial performance of our business, our funding requirements and deep-dives on business segments.
• The Chairman, Group CEO and Group CFO took part in quarterly results presentations and 169 meetings with our largest investors. • The Chairman, Group CEO and other non-executive directors engaged with private investors at two virtual shareholder events.	• Progress against strategic priorities, financial performance, interest rate sensitivity, capital returns policy, environmental, social and governance topics, regulation and the macroeconomic environment. • As above, plus the business of the 2022 AGM and NatWest Group customer support initiatives under our Retail Banking strategy.

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Key ESG topics for our stakeholders

We re-evaluate our key ESG topics annually and refresh where appropriate to ensure that our list continues to be comprehensive, relevant and reflective of our stakeholder groups' perspectives. For this year's assessment we've taken into consideration the evolving landscape and engaged with a number of internal and external stakeholders. The findings guide our reporting and decision-making, ensuring we remain focused on the right issues. This year's review once again confirmed that, as a responsible business, our approach to a broader range of ESG topics is of great significance to our stakeholders.

Read more about our assessment and approach to materiality in relation to our ESG disclosures in our 2022 ESG Disclosures Report.

For further information on how stakeholder considerations influenced the Board's discussions and decision-making, refer to our section 172(1) statement on pages 40 and 41, and our Corporate governance report on page 94.

Outcome of engagements	Challenges we faced
• In 2022 we supported 1,300 entrepreneurs via the Accelerator Programme, of which 50% are female-led businesses. New content modules delivered on the cost of trading, financial resilience, and action tools on energy and cost saving. • 21 products have now been reviewed by the panel and product owners are working through proposed adaptations and changes. • The findings were discussed informally with the Bank of England, Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA). • Businesses, including those who do not bank with us, have been able to use NatWest Group's free tool to help them identify potential cost and carbon savings.	**Engaging effectively with customers on our climate agenda, while many face significant cost pressures, has been challenging. We believe there is an opportunity for our customers and NatWest Group, because tackling climate change is not only good for the planet and the communities we serve, but good for our business too. However, demonstrating this link is a challenge which requires clear and sustained messaging and engagement.** **We'll continue to develop our customer climate hub, to bring customers engaging and educational resources on energy efficiency and climate change, as well as our carbon footprint tracking tool in collaboration with Cogo, which allows customers to see a rolling monthly view of their carbon footprint.**
• The Board heard about the challenges and opportunities facing these customers and how the bank could best support them. Learnings were taken into the Board's wider approach to assisting customers. • Non-executive directors heard customer conversations to better understand the challenges faced by colleagues in supporting customers in vulnerable situations.	
• Institutional equity and fixed income investors and research analysts gained a deeper understanding of our business and were able to provide feedback on our strategic priorities.	**At our 2022 AGM, the resolution to re-elect Frank Dangeard as a director was passed with lower support than expected following a recommendation to vote against by a proxy adviser under their methodology on over-boarding. We acknowledged the situation in our post-AGM announcement and re-confirmed the Board's view that Mr Dangeard has sufficient time to devote to NatWest Group. The Chairman also engaged with institutional shareholders to discuss their concerns.**
• An open dialogue was maintained with institutional equity and fixed income investors, updating investors on progress and keeping the Board informed about their views and priorities throughout 2022. • Private investors had the opportunity to engage with Board members, to ask questions prior to voting on the business of the AGM, and to hear from Board members and senior management on current topics.	

How we engaged	**What we discussed**



Regulators – whose rules and expectations we seek to comply with

- With regulators, including the PRA, on managing the financial risks from climate change. Including submissions regarding compliance approach taken to regulatory standards and the Bank of England Climate Biennial Exploratory Scenario (CBES).
- Engagement with the FCA on our implementation of the new Consumer Duty.

- The outcomes of climate stress testing of NatWest Group and the management response determined, and how climate-related risks have been integrated within the enterprise-wide risk management framework.

- High level of importance on achieving good customer outcomes, how we intend to implement the Duty,

- PRA attendance at July 2022 Board meeting and FCA attendance at February 2023 Board meeting.
- Non-executive directors engaged with regulators through continuous assessment and proactive engagement meetings.

- PRA: 2022 Periodic Summary Meeting outputs; FCA: 2022 Firm Evaluation Letter outputs.
- Strategy, financial performance, capital distributions, Board and Committee priorities, Board effectiveness, governance, the risk and control environment, financial crime, ring-fenced bank independence, Consumer Duty and the cost of living.



Colleagues – the people who deliver our purpose

- Our View opinion survey.

- Wellbeing Champions, Inclusion Champions, Our Colleague Experience Squad and employee-led networks.
- One of our weekly huddles with UK frontline colleagues.

- The results of Our View, which asked for colleague opinion on topics such as purpose, wellbeing, inclusion, leadership and reward.
- Topics that influence our culture, including wellbeing, new ways of working, diversity, equity and inclusion, colleague capability and remuneration.
- A spotlight on climate change, focusing on reducing household energy bills and carbon emissions, as well as developing colleagues' capability to have conversations on climate.

- Colleague Advisory Panel (CAP).

- Meet the Board event, and a range of informal events.

- Remuneration, our values, customers in vulnerable situations and future skills.

- Future challenges and opportunities for the Board, how effectively we are living our purpose, our role in addressing climate change, and supporting future generations.



Communities – the places where we have an impact

- Charity relationships, customer giving channels, colleague fundraising and volunteering.

- Support for young people through MoneySense, Island Saver, and our new programme with Marcus Rashford, NatWest Thrive.
- Meetings with the UK Government, devolved administrations, NGOs, think tanks and academia.

- How to best help the most vulnerable in society through our colleague and customer giving channels. We facilitated colleague and customer donations, and supported our colleagues to volunteer their skills and expertise, creating positive outcomes for a range of good causes.

- MoneySense provides curriculum-linked activities for delivery in the classroom, while Island Saver helps young people with money skills and climate change awareness.
- Our climate-related ambitions, support for customers and businesses through the cost of living crisis, assistance for startups, the Rose Review and our work with female entrepreneurship more widely and help for businesses to recover from COVID-19 and grow.

- Meetings with community groups during a Board visit in the southwest of England.
- Board climate training, led by the University of Edinburgh.

- How we live our purpose through community engagement and how future support could best be provided.
- Managing climate-related institutional change, climate measurement and influencing.



Suppliers – where we source our goods and services

- Regular review meetings with key suppliers.

- Risk management – onboarding new suppliers.

- Supplier review meetings have a standing agenda point to discuss the Supplier Charter, which includes elements such as modern slavery and human rights issues.
- We launched a new inherent risk questionnaire to simplify how we interact with our suppliers and stakeholders.

- Meetings with key suppliers during a Board regional visit to Bristol.
- Board training on embedding purpose in our supply chain.

- Suppliers' experiences of working with NatWest Group and future opportunities and challenges, including the suppliers' ESG agendas.
- Embedding our purpose in our supply chain and increasing diversity and inclusion with existing and new suppliers.

Outcome of engagements

- Transparency on the NatWest Group's exposure to climate-related risks and the response in order to manage the risk effectively.

- Transparency on our implementation, consistent with the FCA's stated ambition to iterate on approach with firms.

- The Board heard from the PRA and FCA on the key messages in their respective letters.

- Directors gained a better understanding of the regulators' key areas of interest and provided feedback on those topics.

- Our View September 2022 response rate was one of the highest in the last 10 years. In the face of an unprecedented external environment, our results overall show resilience.
- Our Wellbeing Strategy was supported by over 1,400 Wellbeing Champions. We continuously support our employee-led networks, which have around 24,000 members globally.
- Improved colleague awareness of climate issues, the impact of the cost of living and how to talk about these issues with customers.

- The CAP continued to provide an important communication channel between the Board and colleagues.
- Improved dialogue between the Board and colleagues on current issues.

- £7.6 million donations through our mobile app, Reward Account and online donations. The bank, our customers and colleagues together raised over £12 million for three DEC appeals, supporting humanitarian relief efforts in Afghanistan, Ukraine and Pakistan. Our colleagues raised over £3.8 million for good causes and volunteered 76,230 hours.

- 76,086 teachers registered to use MoneySense resources, with 12,028 registering in 2022.

- We sponsored the UK Pavilion at COP27. We worked with the SME Transformation Taskforce to support SME businesses.
- A package of support launched for customers, colleagues and communities to help with the rising cost of living.

- Insights into our work with these groups, a demonstration of the Board's support and the reiteration of the bank's commitment to such projects.
- Building on directors' foundational climate knowledge with insights into more technical areas.

- Non-compliance with the bank policy schedule is dealt with on a case by case basis and includes engaging with the supplier to identify potential remediation measures.
- Supply Chain Services implemented a new tool for assessing and understanding the risk profile associated to any service. The new Inherent Risk Questionnaire replaced the Service Impact Assessment.

- The Board gained an external perspective of NatWest Group and strengthened supplier relations.
- Directors gained insights into how NatWest Group engages with its suppliers, including cost and service, sustainability and stakeholder impacts.

Challenges we faced

We recognise that the success of the Consumer Duty requirements is dependent upon a collaborative approach being taken between firm and regulator. The change in expectations set out by the FCA is in tune with our Purpose and Values. To this end we have committed to close and continuous ongoing engagement with the regulator throughout the implementation period. This will help us to identify where we need to make change to evidence compliance with the guidelines and help make sure this is reflected in our policies and procedures and culturally across the organisation.

The rising cost of living impacted our colleagues creating new challenges for them through rising inflation and energy prices. We provided financial support to the colleagues most likely to be impacted in addition to our normal pay cycle, reflected the economic climate by making a significant investment in our annual pay review effective April 2023 and continue to support colleagues with our suite of financial wellbeing materials. Focusing on our lowest paid colleagues we immediately implemented the changes to the real living wage and also increased our lowest starting salary to £22,000 effective April 2023, an increase of 16% since April 2022.

Following COVID-19, charities faced challenges in generating income and meeting increased demand. Schools gradually reopened to external volunteers, but new ways of working for colleagues led to a slower-than-anticipated uptake of volunteering opportunities.

The rise in the cost of living further impacted people and communities creating new challenges with customer and colleague giving. Stakeholder engagement helped us to better understand the immediate and potential longer-term impacts of the cost of living and to act quickly to support charities and organisations in the community.

Where suppliers that underwent the EcoVadis assessment performed below the global average, we are implementing corrective improvement plans to support them in improving their performance on key sustainability topics.

We have built objectives into our core strategy to enable our suppliers to improve and help us cultivate a more responsible and diverse supply value chain.

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Section 172(1) statement

In this statement, we describe how our directors have had regard to the matters set out in section 172(1) (a) to (f) of the Companies Act 2006 (section 172) when performing their duty to promote the success of the company.

Board engagement with stakeholders

The Board reviews and confirms its key stakeholder groups for the purposes of section 172 annually. For 2022, they remained customers, investors, regulators, colleagues, communities and suppliers.

Examples of how the Board has engaged with key stakeholders, including the impact on principal decisions, can be found in this statement and on pages 36 to 39 (stakeholder engagement) and pages 90 to 137 (Corporate governance report).

Supporting effective Board discussions and decision-making

Our purpose continues to influence Board discussions and decision-making.

Our Board and Committee terms of reference reinforce the importance of considering both our purpose and the matters set out in section 172. Our Board and Committee paper template includes a section for authors to explain how the proposal or update aligns with our purpose and a separate section for them to include an assessment of the relevant stakeholder impacts for the directors to consider.

Our directors are mindful that it is not always possible to achieve an outcome which meets the expectations of all stakeholders who may be impacted. For decisions which are particularly challenging or complex, an optional page in our paper template provides directors with further information to support purposeful decision-making. This additional page uses the Blueprint for Better Business framework as a base and is aligned to our broader purpose framework.

Principal decisions

Principal decisions are those decisions taken by the Board that are material or of strategic importance to the company, or are significant to NatWest Group's key stakeholders.

This statement describes three examples of principal decisions taken by the Board during 2022.

 Likely long-term consequences.

 Employee interests.

 Relationships with customers, suppliers and others.

 The impact on community and environment.

 Maintaining a reputation for high standards of business conduct.

 Acting fairly between members of the company.

Overseeing our future strategy

Factors considered:



What was the decision-making process?

The Board considered NatWest Group's future strategy over three sessions in March, June and October 2022, reviewing and confirming its support for a plan to amplify our strategy.

In March 2022, the Board considered insights arising from a comprehensive programme of stakeholder listening. Directors joined breakout groups to discuss key themes, collaborating with the executive management team and Junior Management Team members. In June 2022, the Board agreed key areas of focus and a vision for our purpose-led strategy, including exploring the opportunities for sustainable growth. Then, in October 2022, the Board reviewed and confirmed its support for a strategic plan consistent with the ambition discussed in June 2022, including the identification of three growth areas where we can amplify our strategy. Throughout the process there was strong engagement and constructive debate among directors and management.

How did the directors fulfil their section 172 duties and how were stakeholders considered?

Stakeholder impacts were considered throughout. The process began with stakeholder listening, engaging on the trends affecting our customers' financial lives, as individual households and institutions, and as networks and communities. Participating stakeholder groups included customer segments, shareholders, colleagues, suppliers and external third parties such as politicians and non-government organisations. Views were also gathered on what banking services and products might be appropriate in future. Framing the discussion in the context of how these stakeholders viewed NatWest Group provided a strong foundation from which to amplify our strategy.

How was our purpose considered as part of the decision?

Building on the outputs of our stakeholder listening, our purpose-led strategic approach considered where and how we could drive new growth by becoming more relevant, and more trusted, in supporting our customers' financial lives. Our purpose was the core governing objective in defining our three growth areas and supported the assessment of specific initiatives.

Actions and outcomes

In October 2022 the Board confirmed its support for a plan to amplify our strategy and will oversee progress in 2023.

Further information on our strategy, including the three growth areas, can be found on pages 22 to 23.

Approving the initial iteration of our Climate transition plan

Factors considered:



What was the decision-making process?

At the Annual General Meeting on 28 April 2022, shareholders supported our 'Say on Climate' resolution with 92.58% of votes cast in favour. This included the intention to publish a climate transition plan for the company to demonstrate progress against our ambition to at least halve the climate impact of our financing activity by 2030, and to reach net zero by 2050 across our financed emissions, assets under management and operational value chain.

Following this, management continued work on the initial iteration of our Climate transition plan and provided regular updates to the Board, Group Sustainable Banking Committee and Group Audit Committee. Board and Committee feedback was incorporated into the development process, including the way in which progress against the plan would be measured and reported. Key dependencies discussed included government policies, customer behaviour changes and new technology development.

An external perspective was provided to the Board by NatWest Group's independent climate change adviser, Lord Stern. Board decision-making was further informed by a training session with Dr Sarah Ivory of the University of Edinburgh, NatWest Group's learning partner on climate change transformation.

How did the directors fulfil their section 172 duties and how were stakeholders considered?

Directors were mindful of their duties under section 172 during their review of the initial iteration of our Climate transition plan and wider related considerations. Support for third parties to deliver their climate ambitions, including customers and suppliers, was discussed. The Board also considered how we were supporting customers and colleagues to ensure their actions complemented our long-term strategic direction on climate change. The Board supported management's decision to recommend that all suppliers complete an external assessment to help the transition of our operational value chain to net zero and nearer-term own operational footprint targets. During their visit to Bristol in September 2022, the directors discussed with suppliers their experience of undertaking the assessment and its impact.

How was our purpose considered as part of the decision?

Creating and implementing the initial iteration of our Climate transition plan is critical to fulfilling our purpose and being sustainable.

Actions and outcomes

In February 2023, the Board approved the initial iteration of our Climate transition plan included in the Climate-related Disclosures Report. Progress will be tracked at executive and Board level.

Appointing a new non-executive director

Factors considered:



What was the decision-making process?

On 30 September 2022, the Board approved the appointment of Roisin Donnelly as an independent non-executive director with effect from 1 October 2022. The appointment followed a rigorous search process led by the Group Nominations and Governance Committee (Group N&G) on behalf of the Board.

To support the Board's decision, a detailed paper described how Ms Donnelly had been identified as the preferred candidate. Directors considered how the role specification criteria had been met and how the appointment would enhance the Board's composition, including its diversity.

Following discussion, the Board approved the appointment, noting that Ms Donnelly would bring extensive customer, digital, ESG, marketing and branding experience to the Boardroom.

How did the directors fulfil their section 172 duties and how were stakeholders considered?

In identifying the skills, knowledge and experience required at Board level to support delivery of NatWest Group's purpose and strategic priorities, a long-term view was taken.

From a customer perspective, the Board discussed how Ms Donnelly's strengths in consumer markets, data and digital transformation would enhance the Board. It would also help with supporting business transformation and growth.

In the context of maintaining a reputation for high standards of business conduct, directors considered detailed character references from Ms Donnelly's current and previous Boards prior to approval, and in order to support their assessment of Ms Donnelly's fitness, propriety and suitability. Directors also noted that Ms Donnelly had sufficient time to devote to the role and that the UK Corporate Governance Code criteria on director independence would be met.

How was our purpose considered as part of the decision?

Ensuring a diverse Board with an appropriate balance of skills, knowledge and experience is critical in delivering effective Board oversight of the business, which in turn supports our purpose.

Actions and outcomes

Since joining the Board, Ms Donnelly has embarked on a tailored induction programme, spending time with key stakeholders to deepen her knowledge of the business and the context in which it operates.

Further details on the search process leading to Ms Donnelly's appointment can be found in the Group N&G report on pages 106 and 107.

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Stakeholder focus areas

Listening, engaging and partnering with our stakeholders is vital for the success of our business. It helps us to address our operational impacts and improve outcomes for customers, society and the environment. In the following sections we detail some of the notable ways we have continued to support our stakeholders' requirements during 2022.

Building strong financial foundations

Scaling our financial capability education



Improving financial capability sits at the heart of the bank's purpose.

We want to provide the people, families and businesses we serve with the skills and the confidence to manage their money better and take control of their finances.

And with financial wellbeing concerns rising due to the increases in the cost of living, this has never been more important. In addition to our flagship financial capability programme for young people, MoneySense, our Financial Foundations pilot programme aims to help develop good money practices and financial resilience for adults.

Initially, the Financial Foundations programme centred around a series of free, interactive workshops facilitated by trained bank colleagues for small groups of young adults, job seekers and survivors of domestic abuse.

However, the financial challenges of 2022 meant there was a much wider interest in the programme from new audiences. As well as local authorities, social housing groups and higher education teaching staff, we received enquiries from large corporate and commercial clients.

A.S. Watson Group is one such example. It operates over 1,300 retail stores across the UK and Republic of Ireland including the Savers and Superdrug brands, which employ around 20,000 people across these locations.

We delivered the Financial Foundations workshops as a webinar to a range of their colleagues, covering topics such as budgeting, planning for the unexpected and managing debt. The response to the sessions was excellent, with the group's head of Payroll, Shared Services & Reward noting that they prompted 'reflection on money management, personal spending habits and other important topics for our colleagues in this climate'.

Following the success of these workshops, and to meet the growing number of requests, the Sustainable Banking team is now developing a variety of delivery methods to allow us to reach these new audiences at scale.

 # Customers

Listening and responding to our customers

We want to know what our customers think about us. It helps us better understand their needs and improve the products and services we offer.

To achieve this, we have in place a framework of independent customer feedback surveys that measure satisfaction across our business segments. In 2022, Net Promoter Scores (NPS) for Retail Banking improved by 9 points for NatWest and 12 points for Royal Bank of Scotland. NatWest Business Banking NPS declined by 3 points and improved by 7 points for Royal Bank of Scotland. In Commercial Banking NPS improved by 3 points for NatWest and remained unchanged for Royal Bank of Scotland. Refer to page 44 for the full breakdown of scores.

The insight from these surveys is reported at the most senior levels of the bank and plays a crucial role in how we address the evolving requirements of our customers. In 2022, we incorporated customer feedback into a range of innovative solutions.

Against the backdrop of the cost of living crisis during 2022, we have helped our customers better manage their finances with a range of new features. Our new credit score feature in our mobile app helps customers understand their credit score, supporting them to improve their financial health. Meanwhile, the new Round Ups feature in our mobile banking app helps our customers save their small change every time they use their debit card or contactless device. To help build customers' financial capability and make sure they're getting the most from our digital tools, we introduced new insights into the Spending newsfeed on the NatWest and Royal Bank apps including Know Your Credit Score, Travel Checklist and Energy Anniversary. We are also the first UK high street bank to launch a bill-splitting function – Split Bill – in our banking app using Open Banking, making it simple to split bills with friends and family.

To support more startups with digital solutions we collaborated with Business Data Group (BDG), a business formation service, to make it simpler for new businesses to find our startup support and services, including accessing and opening our Start-Up Account, more quickly and easily. Collaborating with Cogo, we also launched the pilot of an app to selected manufacturing and transport business banking customers to track their carbon footprint using their transaction data.

Making banking more accessible

We recognise that our customers' individual needs are all different. As such, we aim to make banking as accessible as possible for everyone, offering our customers the ability to choose from a variety of face-to-face, digital and remote options. Customers can now also take greater digital control of their finances through our mobile app, including the ability to open an account, check their credit score and apply for a mortgage.



Our app is compatible with both Apple and Android accessibility features such as inverting colours and magnifiers, as well as biometric log-ins. We have also introduced dark and light modes for customers with visual impairments or dyslexia.

Our AI virtual assistant, Cora, supports customers via the 'message us' feature in the app, and our contact centre colleagues are just a click away with the 'tap to call' function. When our customers want the reassurance of a face-to-face conversation remotely, our video banking service is available. We offer customers who require additional support a range of accessibility services, such as accessible statements in braille, large print and audio CD. BT's Relay UK service also supports customers with hearing impairments through a type-to-talk service, while accessible card readers, rubber signature stamps, braille card wallets and our talking ATM service are other key accessibility features.

Supporting our customers

At any time, a customer may find themselves either in a vulnerable situation or caring for a loved one experiencing a vulnerability. During 2022, we were aware that cost of living pressures had the potential to make this a reality for many of our customers. As such, we initiated proactive contacts to customers in 2022 to offer support and information on the cost of living. We also launched an online cost of living hub to share resources and tools, and to inform customers of the support that is available to them through third parties. And throughout the volatility in the mortgage market in 2022, we remained open for business, ready to serve our customers.

We continued to support our customers in other ways as well. In collaboration with SafeLives, we have reached more than 2,000 domestic and economic abuse survivors through a £1 million Circle Fund donation. The Fund has supported frontline services to provide crisis intervention, increase safety and help support recovery, after a dramatic rise in cases of abuse over lockdown. Our support for young people continued with the launch of our new pocket money product, NatWest Rooster Money, which helps children build money confidence and develop positive money habits around saving and spending. We have built a smooth connection to Rooster Money via the main mobile app and there have been c.89,000 Rooster Money card openings in 2022.

Cost of living support

As part of our response to the cost of living crisis the bank took action on a range of fees and charges for personal customers in financial difficulty and those receiving support from its Financial Health & Support team, this included waiving fees on products where appropriate to support customers experiencing financial difficulty. We also delivered 5.1 million[*] financial capability interactions in 2022, including carrying out c.0.7 million financial health checks. Meanwhile, to provide certainty to SMEs, Business Current Accounts remained available without a minimum charge and we froze the standard published tariffs on these accounts for 12 months. We also announced a £1.25 billion lending package to our c.40,000 farming customers within the agriculture sector.

(*) Within the scope of EY assurance. Refer to page 70.

A sustainable mindset

Evolving sustainable design for our branches





We know that achieving our overall climate ambition means significantly reducing our direct own operations emissions. Making our branches more sustainable is a vital part of this.

Since 2020, we have been on a journey to improve and embed sustainable practices across all our branch locations.

This has included improving the EPC ratings of our buildings for better energy efficiency, the reuse of furniture to minimise waste, and the use of natural, biodegradable or recycled and recyclable materials. In addition, LED lighting is being deployed throughout all our branches as standard to further reduce energy consumption.

In 2021, we delivered our first sustainable hub in Bristol: a dynamic space providing a safe and relaxing environment, focused on accessibility and supporting vulnerable customers, and which achieved the SKA[1] Silver accreditation

Importantly, this also provided valuable insights into the practices we can deploy elsewhere in other branches.

Since then, we have completed a further four sustainable hubs, all of which have also achieved the SKA Silver accreditation and, importantly, evolved our learning each time.

We have recently completed refurbishments at our Milton Keynes branch and in our drive towards 'circularity' we continue to maximise the use of pre-loved furniture and recycled materials, as well as implementing technology such as heat pumps and building management systems to assist with reducing energy requirements. This includes daylight energy saving lighting systems and timing clocks for external signage and marketing digital displays.

But our ambition is to do more. We will continue to improve our design practices and use only the most sustainable suppliers and materials with an aim of achieving Gold SKA accreditation in early 2023.

(1) The SKA assessment scheme, which has been developed by the Royal Institution of Chartered Surveyors (RICS), assesses the environmental impact of refurbishments and fitouts.

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NPS

Our brands are our main connection with customers. We track customer advocacy for our key brands and services using the Net Promoter Score (NPS), a commonly used metric in banking and other industries across the world.

Overall NPS

Banking:

NatWest Retail[1]

Q4 2022	Q4 2021
22	**13**

Source: Strategic NPS benchmarking study run through InMoment, England & Wales

NatWest Business

Q4 2022	Q4 2021
-6	**-3**

Source: MarketVue Business Banking from Savanta, England & Wales, Businesses with a turnover up to £750k

NatWest Commercial

Q4 2022	Q4 2021
16	**13**

Source: MarketVue Commercial Banking from Savanta, England & Wales, Businesses with a turnover above £750k

Royal Bank of Scotland Retail

Q4 2022	Q4 2021
10	**-2**

Source: Strategic NPS benchmarking study run through InMoment, Scotland

Royal Bank of Scotland Business

Q4 2022	Q4 2021
-6	**-13**

Source: MarketVue Business Banking from Savanta, Scotland, Businesses with a turnover up to £750k

Royal Bank of Scotland Commercial

Q4 2022	Q4 2021
12	**12**

Source: MarketVue Commercial Banking from Savanta, Scotland, Businesses with a turnover above £750k

Customer Trust

NatWest

Q4 2022	Q4 2021
75%	**74%**

Source: Yonder reputation tracker, GB, Trust among Retail Banking customers

Royal Bank of Scotland

Q4 2022	Q4 2021
67%	**70%**

Source: Yonder reputation tracker, GB, Trust among Retail Banking customers

Retail Banking[1]

Account opening

Q4 2022	Q4 2021
32	**28**

Source: Strategic NPS benchmarking study run through InMoment

Mortgage

Q4 2022	Q4 2021
24	**14**

Source: Strategic NPS benchmarking study run through InMoment, based on 12-month rolling.

Mobile Banking

Q4 2022	Q4 2021
49	**45**

Source: Strategic NPS benchmarking study run through InMoment

Online Banking

Q4 2022	Q4 2021
33	**25**

Source: Strategic NPS benchmarking study run through InMoment

(1) Smartphone interviewing was integrated into the NPS survey from December 2021 to provide a better respondent experience, maintain robust sample sizes and keep us in line with industry best practice. Due to this methodology change we have seen an uplift in NPS scores for all brands.



Investors

A key milestone was reached in March 2022 when we agreed an off-market purchase of 550 million shares from UK Government Investments, for a total of £1.2 billion. This took its stake in NatWest Group below 50% for the first time since 2008. Further selling by the government as part of its ongoing trading programme has reduced its stake further throughout the year.

Private investors

We engaged with our private investors through our Annual General Meeting, virtual shareholder events, and our annual and strategic report communications.

The AGM was held in April 2022 and, for the first time in two years, we were able to invite shareholders to attend in person. We also held a live virtual shareholder event a week prior to the AGM where shareholders were invited to submit questions in advance of and during the virtual event. A General Meeting and Class Meeting of ordinary shareholders were also held in August 2022 to approve a special dividend and an associated share consolidation of ordinary shares.

In addition, we held a further virtual shareholder event in November 2022. At this event, we spoke about the initiatives NatWest Group is involved in to support its customers. We also published a shareholder update on the topic, which set out initiatives such as the package of support for customers, colleagues and communities to help with the rising cost of living.

The virtual shareholder events remain a key component of our stakeholder engagement programme and provide an opportunity for shareholders to hear from, and ask questions of, Board members and senior management on topics such as innovation, enterprise, sustainability and our financial performance. It is our intention to deliver further virtual events in 2023. Our shareholder updates and recordings of our virtual shareholder events can be found on our website at natwestgroup.com.

Institutional investors

Our well-established programme of global institutional investor engagement saw management host 322 meetings with equity investors and 242 meetings with fixed income investors in 2022. The financial year began with a presentation on our annual results in February 2022, hosted by our Chairman, CEO and CFO. This live event took place virtually and included an interactive Q&A session to give research analysts and investors an opportunity to ask questions and engage with our management team. Further quarterly results presentations took place virtually alongside the release of our financial results in April, July and October 2022.

Our CEO and CFO engaged regularly with UK Government Investments and our largest active institutional investors throughout the year to update them on our progress. As in-person contact resumed in 2022, we hosted a hybrid programme of in-person and virtual one-to-one and group meetings with institutional investors from around the world.

Meetings with investors covered key topics such as progress against our financial targets, interest rate sensitivity, capital return policy, environmental, social and governance topics, regulation and the macroeconomic environment. Throughout the year as market movements and investor sentiment were influenced by the war in Ukraine, energy prices, inflation and the wider macroeconomic outlook, meetings became more focused on these areas and the health of the UK consumer and corporate environment.

Environmental, Social and Governance (ESG) issues were regularly discussed at our one-to-one meetings and we also engaged with specialist socially responsible investors via meetings with ESG analysts from institutional investors, and increased interactions with sustainability rating agencies. We further enhanced our ESG reporting suite with an inaugural Non-financial Information Datasheet to allow investors and analysts to more easily find data on our key ESG metrics. Our climate reporting received external recognition, winning the Best Climate-related Reporting Award at the 2022 ESG Reporting Award and the Accounting for Sustainability Finance for the Future Award.

Our ongoing Investor Relations programme also allows investors the opportunity to hear from the wider management team. In June 2022 we hosted a data round table, inviting investors and analysts to join a presentation and Q&A on our data strategy. Throughout the year, our business CEOs and CFOs attended industry conferences and hosted broker-organised meetings with groups of investors on their specific business areas, allowing investors the opportunity to hear about their strategic priorities and recent business performance.

Say on Climate

At the Annual General Meeting on 28 April 2022, shareholders supported our 'Say on Climate' resolution with 92.58% of votes cast in favour. This included the intention to publish a climate transition plan for the company to demonstrate progress against our ambition to at least halve the climate impact of our financing activity by 2030, and to reach net zero by 2050 across our financed emissions, assets under management and operational value chain.

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Colleagues

Our colleagues are the heart of our business. By supporting them in what they do and by ensuring that NatWest Group is a great place to work, we can champion their potential and collectively deliver our purpose.



NatWest Group colleague listening

- Pulse surveys
- Workplace, our social media platform
- Colleague representative engagement
- Employee-led networks
- Colleague Experience Squad
- Colleague Advisory Panel
- Our View, our colleague opinion survey

Listening to our colleagues

We listen to our colleagues and use this insight to attract, engage and retain the best talent for the future. Our colleague listening strategy contributes to our deeper understanding of colleague sentiment and includes: our colleague opinion surveys including pulse surveys; a Colleague Advisory Panel (CAP) that connects colleagues directly with our Board; the Colleague Experience Squad, a group of colleagues who volunteer to provide feedback on colleague products and services; and Workplace, our social media platform. We also track metrics and key performance indicators which we can benchmark with sector and high-performing comparisons.

Over 48,000 colleagues (82%) across all countries and levels participated in our September 2022 Our View survey[1]. At 82% this response rate is one of the highest seen in the last 10 years. In the face of an unprecedented external environment, our results remain strong and show overall resilience. However, lead measures in culture, wellbeing and purpose fell marginally, while our inclusion measure remained stable and, despite the challenging backdrop, our measure on building capability improved. Across all comparable categories, NatWest Group sits an average of six percentage points above the Global Financial Services Norm (GFSN) and two percentage points above the Global High Performance Norm (GHPN).

Regular interactions with our employee representatives such as trade unions, elected employee bodies and works councils are a vital means of transparency and engagement for us. We frequently use these sessions to discuss developments and updates on the progress of our strategic priorities.

(1) NatWest Group Our View results exclude Ulster Bank RoI.

Our CAP was set up in 2018 to help promote colleague voices in the boardroom. In 2022, topics included remuneration (including executives and the wider workforce), our values, future skills and the work being done to support customers in vulnerable situations. We also remain committed to respecting our employees' rights of freedom of association across all our business.

For full details on CAP refer to the Corporate governance report and ESG Disclosures Report.

Performance and reward

Performance management at NatWest Group is a continuous approach aligned to our ambition to be a learning organisation and to enable all colleagues to thrive and reach their full potential. At the core of our performance management approach are regular performance and development conversations between line managers and their colleagues.

Refer to our ESG Disclosures Report for full details.

We continue to ensure employees are paid fairly for the work they do and are supported by simple and transparent pay structures in line with industry best practices. We keep our policies and processes under review to make sure we do so. In the UK, our rates of pay continue to exceed the Living Wage Foundation benchmarks and we make sure employees performing the same roles are paid fairly. We help colleagues to have an awareness of financial and economic factors affecting our performance through quarterly Results Explained communications and Workplace Live events with our Group Chief Executive Officer and Group Chief Financial Officer. We announced a range of support measures in response to the cost of living crisis. In September 2022, we provided a permanent uplift in salary to our lower-paid employees. This targeted action was complemented by a one-off cash payment in January 2023 to most of the workforce and further significant investment in fixed pay from April 2023.

Refer to our Directors' remuneration report for full details on our remuneration policies, cost of living support and employee share plans.

Helping colleagues realise their potential

We're investing in our workforce to deliver long-term, sustainable performance by providing our colleagues with the capabilities and future skills they need to fulfil their potential, underpinned by our ambition to be a learning organisation.

We have a significant focus on supporting all colleagues to be ready for the future and have given colleagues two days per year dedicated to developing priority future skills aligned to our Critical People Capabilities. Our ambition is that half of our elective learning is focused on future skills by the end of 2023. Our technology is supporting this by providing personalised recommendations for learning, gigs, mentors and jobs, based on colleagues' skills and skills interests.

We're supporting our businesses to close the future skills gap, through reskilling programmes, predominantly in data and digital. In 2022, 167 colleagues were reskilled for a new future-focused role or have actively participated in a programme. Our Talent Academy continues to develop our highest potential colleagues, with over 3,300 colleagues participating in 2022. Our pipeline of future talent continues with over 1,135 joining the bank through our early career programmes as interns, graduates and apprentices, which focus on building future skills including through our new financial crime graduate programme and our award-winning internship programme.

Our leadership and coaching faculty supports leaders and their teams. Our new leadership experience, Thrive, launched in 2022 to give our leaders opportunities to learn and grow to lead themselves and their people. Our succession planning is purpose-led with our framework spotting, developing and mobilising a diverse pool of our most promising talent, supported by our ExCo.

Refer to our ESG Disclosures Report for full details on how we support colleagues to realise their potential.

Supporting our colleagues' wellbeing

We recognise that taking proactive action to support positive mental health and wellbeing plays a crucial part in achieving our purpose. We were delighted to collaborate with Just Ask A Question (JAAQ), a new mental health and wellbeing social media platform that provides information from trusted experts, academics and people with lived experience.

In addition to our mental health focus, we worked with Peppy Health, launching a brand new digital product on menopause providing colleagues and their partners with online support and access to specialist clinicians.

To support our colleagues' financial wellbeing we launched the new NatWest Group Benefits Hub in 2022. The online platform allows employees to manage their benefits, pension and to access NatWest Group offers and discounts.

We also have a new market-leading partner leave policy from January 2023. The policy supports all eligible employees with significantly more time away from work to look after their new child, whether the child has arrived through birth, adoption or surrogacy.

For full details of our partner leave policy, wellbeing focus, including financial wellbeing, refer to our ESG Disclosures Report.

Inclusive Curious Robust Sustainable Ambitious

Refreshing our values

As the needs of our stakeholders have evolved, our values have needed to evolve too: to align more closely with our purpose and strategy; to become a simple way of explaining what's important to us; and to help us be the kind of bank all our stakeholders want us to be.

To do this, we refreshed our values through a truly collaborative process. We talked and listened to around 11,000 colleagues, customers, community stakeholders and suppliers to understand what they value personally and what they value from us. And together we created, tested and refined our values with them.

Our refreshed values of being Inclusive, Curious, Robust, Sustainable and Ambitious, were launched to colleagues, customers and communities in February 2022 and now inspire and guide us in everything we do.

These values are helping us to live our purpose on our journey to work as One Bank: to transform we need to be ambitious but sustainable. To work together we must be inclusive and curious and consider broad perspectives, not just work in silos. And, in everything we do, we must bring a robust commitment, act with integrity and make good decisions.

Transformation isn't just about implementing our strategy or updating our technology, it's about thinking and acting differently, and our values are guiding us to do that.

What's more, we're proud to say that these are values that have been created by our people, for our people.

Colleague highlights

167
colleagues reskilled as part of a formal programme
2021: 20

1,135
graduates, apprentices and interns hired
2021: 1,057

39%
increase in elective learning vs 2020 baseline

35%
elective learning focused on future skills


This is us

(**) References to 'colleagues' in this Strategic report mean all members of our workforce (which include contractors and agency workers).

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Diversity, equity and inclusion

Creating a diverse, equitable and inclusive workplace is integral to fulfilling our purpose. It enables us to work together to achieve great things with our colleagues, communities and customers. We will stand up for people who are excluded, remove barriers that stop people progressing in their careers and create a safe, happy and healthy environment for all. We want to give everyone who works here, and every customer who comes into contact with us, the chance to succeed and the support to thrive.

Our contribution towards an inclusive workplace

The One Bank Diversity, Equity & Inclusion Action Committee chaired by Jen Tippin, Chief People and Transformation Officer, and Marg Jobling, Chief Marketing Officer, continues to take a focused and impactful approach to diversity, equity and inclusion (DE&I). Three workstreams have been developed to drive action and change.

For full details refer to the ESG Disclosures Report.

Over 36,000 colleagues have enrolled in our learning module Choose to Challenge which educates participants on the importance of challenging non-inclusive behaviours. We have also encouraged colleagues to take other learning modules such as LGBT+ Awareness and Disability Smart, to continue to build a more inclusive workplace in NatWest Group.

We launched a revised and improved Recruitment YES Check to ensure DE&I is front of mind at every stage of the recruitment process. We also introduced Inclusive Interview Ambassadors who are trained in technical aspects of interviewing, along with inclusion and identifying bias, to help bring an objective lens to the recruitment decision-making process. In 2022, we increased our team of ambassadors to over 800 and introduced them in India.

Sponsorship plays a key role in breaking down barriers to help under-represented groups progress into senior leadership roles. We have created a best practice sponsorship guide, with a clear framework to encourage leaders to advance and retain diverse talent, by taking responsibility for supporting and advancing individuals across the organisation.

We highlighted DE&I globally during our Inclusion Week in September 2022. #ThePowerofNow was the theme and events were centred around this topic globally, which included a talk from Dr Grace Lordan, founder of The Inclusion Initiative, as part of our Leadership Thrive Lounge on Leading Inclusively.

We continuously support our eight employee-led networks, which have around 24,000 members globally. We have also refreshed our Inclusion Champion programme for our c.1,000 registered champions.

For full details refer to the ESG Disclosures Report and natwestgroup.com.

We celebrated Race Equality Week in February 2022, with the theme of #ActionsNotJustWords and Black History Month in October 2022, focused on Black Visibility is Power. During Black History Month, a number of events showcased how visibility of Black professionals is driving change, and we published our annual Banking on Racial Equality Taskforce update.

Following its relaunch in 2021, our Ethnicity Advisory Council, comprising nominated external specialists from different industries, continued to meet regularly to provide critical challenge, guidance and direction on our strategy.

For the fifth time, NatWest Poland organised the LGBT+ DIAMONDS AWARDS to recognise individuals and organisations making a real change for LGBT+ colleagues in Poland. The hybrid event had strong engagement with 160 nominations and over 50 partnering companies. NatWest Group was also the headline sponsor of Trans Festival in August 2022, an event in London focused on what businesses can do to support the Trans community. We ranked 49th (up from 83rd in 2018) in Stonewall's UK Workplace Equality Index and were awarded Gold status for inclusion.

We are a signatory of HM Treasury's Women in Finance Charter and our Executive Sponsor for Gender, David Lindberg (CEO, Retail Banking), is part of the external Accountable Executive Taskforce for the Charter. In 2022, we introduced the returnship initiative, which targets the women's returners market, to build our pipeline using a specialist recruitment partner. Our women's engineering reskilling programme, delivered with Code First Girls, won the Champions of Change category at the Management Today DE&I Leadership Awards 2022.

Our Global Accessibility Working Group helps us to be an accessible bank by design, enabling all colleagues and customers to thrive. The group has three focus areas: to ensure colleagues understand what accessibility means and the benefits of inclusive design; to inform colleagues with the knowledge and skills to design and build our policies and processes inclusively; and to ensure accessibility is in our existing methods and frameworks. NatWest Group renewed our leadership status in the UK Government Disability Confident Scheme and we are working with Lexxic, our external neurodiversity specialists, to develop a roadmap to enhance our performance on neurodiversity for colleagues.

Our ambition is to create an inclusive environment where everyone has the same opportunity to progress their career, irrespective of their socio-economic background. In 2022, we created the One Bank Socio-Economic Working Group, to further our work in this area.

For full details refer to the ESG Disclosures Report.

> ## 'Respect, listening and opening up opportunity are key to an inclusive culture.'
>
> **Alison Rose**
> Group Chief Executive Officer

Our progress and targets

Colleague sentiment on inclusivity remained strong in 2022, maintaining a score of 93 percentage points. Although sentiment has remained consistent in all our colleague groups, our focus remains on where scores may vary for our minority colleagues. We ran a smaller pulse survey in June 2022, focused on championing belonging, in which 95 percentage points of colleagues agreed NatWest Group does a good job of highlighting the importance of DE&I.

2022 Our View inclusion score

93%
2021: 93%

+8 vs GHPN (Global High Performance Norm)
+9 vs GFSN (Global Financial Services Norm)

Our Board composition exceeds the FTSE Women Leaders Review (formerly the Hampton Alexander Review) target of a minimum of 40%[*] women's representation on the board by 2025, with a figure of 45% women's representation. We have women representation of 29% on our executive management team with a woman Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, Chief People and Transformation Officer, and Chief Governance Officer and Company Secretary.

We have a target to have full gender balance in our CEO-3 and above global roles by 2030. At 31 December 2022, we had, on aggregate, 40% women in our top three layers[*], an increase of 2% since 31 December 2021. This represents an increase of 11% since targets were introduced in 2015.[**]

The mean gender pay gap for NatWest Bank, our largest reporting entity, is 28.7% (median: 31.6%) and the mean gender bonus gap is 30.4% (median: 17.5%). If we include recognition vouchers in our calculation, the bonus gap increases to 52.5% (median 90.2%). This means every colleague who received a small recognition award – for example £10 – is included in the calculations, whether or not they received a bonus. Most colleagues in our more junior jobs only receive fixed pay – a change made to provide more certainty over earnings. We currently have a higher proportion of women in these roles. We believe the figures excluding recognition vouchers are more accurate reflections of our gender bonus gap.

For our full pay gap report refer to natwestgroup.com.

Introduced in 2018, our ethnicity target is to have 14% of colleagues from ethnic minority backgrounds in CEO-4 and above positions in the UK by 2025. At 31 December 2022, of 82% of colleagues who disclosed their ethnicity, we have an aggregate 11% of colleagues from ethnic minority backgrounds in our CEO-4 and above positions[*]. This represents a 3% increase since targets were introduced and remains consistent from 2021. Overall, of those who disclose their ethnicity, 19% of colleagues in the UK identify as being from an ethnic minority background.

In line with our commitment to transparency under the UK Government's Race at Work Charter, we have voluntarily disclosed our aggregated ethnicity pay gap for NatWest Group UK. The mean ethnicity pay gap for NatWest Group is 7.2% (median: 10.3%). The mean ethnicity bonus gap for NatWest Group, excluding recognition vouchers, is 21.8% (median: 16.9%). This year we have broken down our ethnicity pay gaps to compare Asian, Black, mixed/multiple and other ethnic minority colleague's average hourly pay to that of White colleagues for NatWest Group in Great Britain. This highlighted a wider pay gap between Black and White colleagues than the average ethnicity pay gap. The target set in 2021 to increase the number of Black colleagues in CEO-5 and above UK roles is intended, alongside other initiatives, to address underrepresentation in this area.

For our full pay gap report refer to natwestgroup.com.

In 2020 we launched the Racial Equality Taskforce to listen, learn and better understand barriers faced by colleagues from ethnic minority backgrounds. The Taskforce set out 10 commitments in the Banking on Racial Equality Report, including a UK target to have Black colleagues occupying 3% of UK roles (CEO-5 and above) by 2025. At 31 December 2022, we have 1.5% of colleagues who identify as Black in CEO-5 and above roles in the UK, which remains consistent from 2021. Overall, of those who share their ethnicity, 3% of our colleagues in the UK identify as Black.

For our Banking on Racial Equality Report refer to natwestgroup.com.

 **For a full breakdown of our colleague data, including our gender and ethnicity profiles by level, Refer to our Non-financial information datasheet at natwestgroup.com.**

Companies Act 2006, section 414C (8)(c) disclosure

	Male #	Female #
Directors of the company	6	5
Executive employees	69	26
Directors of subsidiaries	182	64
Permanent employees (active and inactive)	31,500	30,600

17 Directors of subsidiaries have not declared their sex.

There were 358 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries.

UK Corporate Governance Code Provision 23: As at 31 December 2022, the gender balance of senior management and their direct reports was 33% female and 67% male. For the purposes of this note, senior management means our executive management team (which includes the Company Secretary).

Our partners and recognition
For full details, refer to our Diversity, Equity & Inclusion pages at natwestgroup.com.



(*) Within the scope of EY assurance. Refer to page 70.

(**) NWG's management structures were revised during 2022. For the purpose of remuneration reporting, the representation targets were set based on the management structures in place at the start of the FY 2022 with performance assessed against these at 31 December 2022. Based on the management structures at the start of 2022, we had 41% women in our CEO-3 and above global roles as at 31 December 2022, an increase of 3% since 31 December 2021. This reflects a 12% increase since the targets were introduced in 2015.

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Communities

As a leading financial firm in the UK, we believe we can make a real and positive difference to people's lives.

Continuing to give back

Our ambition is to support and give back to the communities we operate in. Our direct community investment in 2022 amounted to £13.6 million(*) compared with £7.3 million in 2021, as measured using the Business for Societal Impact benchmarking standard. This includes the funding we make available to support colleague giving and the direct costs of delivering our community programmes.

In 2022, we continued to promote our Do Good Feel Good campaign to give our colleagues opportunities to support the good causes they care about through volunteering their time and fundraising. Across all our fundraising and volunteering programmes, our colleagues gave back £3.8 million and c.76,000 worktime volunteering hours, providing their skills and expertise to support a range of causes.

Our popular challenge events in September 2022 offered colleagues across the UK free access to fundraising events which included walking, running, bungee jumping and abseiling. In addition, we matched all colleague fundraising throughout the month of September. Through this campaign, our colleagues raised £583,276 for charitable causes. Our 2021 Do Good Feel Good challenge events won Best Scheme to Encourage Staff Fundraising at The Better Society Awards in May 2022.

To celebrate Giving Tuesday, a global day of giving held on 29 November 2022, our colleagues donated £200,000 to charities through payroll giving. We also matched customer reward donations, raising £150,000. In recognition of the cost of living crisis, we also held three auctions of rare and collectable banknotes, donating the proceeds to The Trussell Trust, a charity which supports a network of foodbanks across the UK and which has seen demands on its services increase exponentially during 2022.

During 2022, our colleagues and customers donated to three appeals launched by the Disasters Emergency Committee (DEC) to support the humanitarian relief efforts in Afghanistan, Ukraine and Pakistan. This led to a donation of £12 million to the DEC, including a £2.7 million donation from NatWest Group. As a result, the DEC and NatWest Group won Gold for the most effective one-off campaign and Silver for the most innovative collaboration at the 2022 Corporate Engagement Awards.

Through our customer giving channels, including our mobile app, Reward Account and website, we facilitated customer donations amounting to £7.6 million. Our mobile app has proved to be a successful channel for generating additional income for the charity sector and raised over £4.6 million in 2022. In 2022, we introduced three new charities to the list of nominated charities our customers can donate to through their Reward Accounts. The three new charities are linked to our purpose and are helping to support people affected by the cost of living crisis.

Elsewhere Tyl, our card payment provider for businesses, donated £274,785 to charity. For every card payment, Tyl donates to charities and community projects around the country.

Delivering impact in our communities

NatWest Group has three independent, well-established charities, which continue to support specific activities in line with our purpose, including The NatWest India Foundation[1], the Coutts Foundation[2] and NatWest Social & Community Capital[3].

NatWest Social & Community Capital was established in 1999 and is supported by the bank. Its mission is to enable social enterprises, charities and community businesses to make a positive impact on communities across the UK through flexible loan finance.

The charity has a specific focus on organisations delivering employability, education and training for those furthest from the labour market, services for the most disadvantaged and community regeneration, and works with social ventures unable to access mainstream funding. In addition to lending, NatWest Social & Community Capital provides business support and expertise to its clients and has access to a pool of volunteers they can turn to for practical advice.

NatWest Social & Community Capital was recognised as Nationwide Social Lender of the Year 2022 at the UK Enterprise Awards. It was also shortlisted for Social Investment Deal of the Year at the 2022 Social Enterprise UK Awards for a funding deal for social-led business, Northumbria Youth Action, which enabled the company to continue trading and develop young people's skills to help them enter employment.

Community highlights

c.76,000
hours volunteered by our colleagues

£12m
donated to DEC appeals

c.72,000
trees planted

£13.6m
in direct community investment(*)

(1) The Foundation's company registration number (CIN) is: U45200MH2007NPL167933
(2) Charity Registration No: 802643
(3) Charity Registration No: 1079626
(*) Within the scope of EY assurance. Refer to page 70



Celebrating 15 years' working with The Conservation Volunteers

In November 2022, we were delighted to celebrate 15 years of working in partnership with The Conservation Volunteers, enabling our colleagues to give their time, energy and skills to support vital conservation projects across the UK. Together we have created new woodland areas, built new green parks and restored derelict land to community use. The impact of this work will be felt for years to come.

In 2022, we continued to provide colleagues opportunities to participate in our tree planting programme, helping them to make a positive contribution to tackling climate change, while improving natural environments, enjoying the benefits of being outdoors and working together as a team. In 2022, our colleagues planted c.72,000 trees, with 2,890 planted during a special event at our headquarters at Gogarburn, Edinburgh. This event was attended by our Coutts Scotland colleagues to celebrate Coutts' collaboration with The Queen's Green Canopy, an initiative inviting people and communities to plant a tree to mark the Platinum Jubilee of Her Majesty Queen Elizabeth II and to benefit the environment.

Banking on Racial Equality

Our Banking on Racial Equality report, published in October 2020, set out 10 commitments to our customers, colleagues and communities from ethnic minority backgrounds and the actions – new and existing – that would help us meet those commitments.

On the second anniversary of the report in 2022, we published an update on our progress and identified areas where we still need to improve. To help build a more inclusive culture, we have introduced mandatory training for all colleagues and an ethnicity ally programme.

For the first time, and with oversight from the Board and Group Executive Committee, we have taken a bank-wide approach to assessing the health and diversity of succession planning at CEO-1 and CEO-2 levels for c.200 value-creating and specialist jobs, matching talent with the potential, aspirations and skills required to thrive in these roles.

During 2022, we published 'Time to Change: A Blueprint for Advancing the UK's Ethnic Minority Businesses' with the Centre for Research in Ethnic Minority Entrepreneurship at Aston University.

However, there is much more we still need to do. By regularly tracking and disclosing our progress against our commitments, we can identify areas where more action is needed to deliver long-term change.

Support for Ukraine

How NatWest Group was able to help

Following the invasion of Ukraine, colleagues from right across the bank did what they could to help.




Donations from NatWest Group colleagues and customers to the DEC Ukraine Humanitarian Appeal exceeded £10 million. This included £2.5 million matching from the bank, over £2.3 million in Reward donations (including Gift Aid) and £284,000 (including Gift Aid) donated by colleagues through our SponsorMe page.

Gogarburn House, in the grounds of our head office in Edinburgh, was made available to the Scottish Government and Edinburgh City Council to use as a welcome centre for people displaced from Ukraine, and greeted over 10,000 people during the year since opening in April 2022. Importantly, we set out information on our customer websites (in Ukrainian and Russian) to help refugees arriving in the UK from Ukraine who were in need of bank accounts.

We also pledged £100,000 to support 500 Ukrainian students to continue their studies at Polish universities and polytechnics.

Many of our colleagues felt the need to help directly. For Anna Majdak, based in our Warsaw office in Poland, this meant travelling to the border with Ukraine to directly offer her support.

Together with her husband and friends she set up a stall offering clothes and food to those crossing into Poland. They also transported people to the registration centre four kilometres from the crossing.

'The first trip was a natural, spontaneous reaction', Anna recalls. 'What we saw there showed how much our help was needed and was in fact essential.'

'We made a collection available so people could donate money for fuel and the purchase of necessary items. After a week at the border, our stall was fully equipped including a grill to provide hot food.'

Many of the refugees Anna helped were children. 'There were many that crossed the border alone,' she says. 'They were able to wait with us being warmed up with blankets in our cars, until family members were able to pick them up.'

Elsewhere, our colleagues opened their homes to families fleeing the conflict, helped Ukrainians secure access to medical facilities and provided language classes.

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Suppliers

Our Supplier Charter

Our Supplier Charter (which replaced our Supplier Code of Conduct in 2020) sets out our aims and expectations for ethical business conduct, human rights, environmental sustainability, diversity and inclusion, the Living Wage and prompt payment. It details what we expect from our suppliers and outlines our commitments and the outcomes we aim to achieve by working together.

Working alongside the Group Chief People and Transformation Officer – the new Accountable Executive of our Supplier Charter – we have completed our annual review of the charter. The Supplier Charter continues to help us become a more sustainable business, delivering better outcomes for our customers, colleagues, shareholders and the communities in which we operate.

Central to its aims, we worked with EcoVadis, a leading provider of evidence-based assessments of sustainability performance. EcoVadis is helping us to understand and measure the performance of NatWest Group and our suppliers against core ESG pillars, enabling us to identify social, environmental, and ethical improvements.

In 2022, we made tangible progress, with over 531 suppliers scoring an average of 55.4% against the Global EcoVadis average of 44.8%. EcoVadis also conducted a sustainability assessment of NatWest Group, where we scored 62%, which is higher than the global EcoVadis average of 49% for the financial services sector.

Supporting our suppliers to net zero

We have an ambition to halve emissions from our operational value chain by 2030, against a 2019 baseline, with a minimum of a 90% reduction by 2050. We are focused on how we start to work with our suppliers and customers on understanding and reporting their own emissions and build the capability to measure and report these together. Our suppliers' data should help us to measure and monitor our own indirect climate impact which will enable us all to take the right steps towards net zero.

We are in the process of scoping out a multi-year programme to work with our supply chain to reduce carbon emissions. During Q4 2022, we undertook data analysis to understand the capability of our suppliers, where they are on the journey to net zero, and what help they might need to progress.

Prompt payment

We continue to pay our suppliers promptly for the services they provide to us. Our standard payment terms are 30 days, however, we have continued to maintain immediate payment on goods and services received, which supports our suppliers and the cost of living crisis. This goes significantly beyond our commitment undertaken as a signatory to the government's Prompt Payment Code, which requires payment to be made in 60 days.

Good Business Pays is a campaign to end late or slow payments to suppliers. For the second year running, NatWest Group was recognised for fast payment throughout the company, winning the Fast Payer Award for a consecutive year, placing us in the top seven companies in 2022.

Respecting human rights

At NatWest Group, we understand that businesses have an important role to play in promoting respect for human rights.

We seek to promote and respect human rights through the continued application of policies and practices covering our colleagues, customers and suppliers. Our approach to respecting human rights takes into account a range of international standards and principles including the UN Guiding Principles on Business and Human Rights (UNGPs). We reviewed and updated our Human Rights Position Statement in 2022.

Tackling modern slavery is integral to our approach to human rights. We publish an annual modern slavery statement outlining the actions and steps we take to identify and address the risks of modern slavery and human trafficking within our own operations and wider value chain.

In 2022, we engaged with various stakeholders, including charities, non-governmental organisations (NGOs) and campaign groups on human rights to help grow our knowledge and understanding of the issues. We continued our membership of the Thun Group and the UN Global Compact's UK Modern Slavery Working Group and we report annually against the Principles for Responsible Banking, the Equator Principles and UN Global Compact.

Further information on our approach to human rights, including our annual Modern Slavery and Human Trafficking Statement, can be found at natwestgroup.com.



Regulators

We operate in a highly regulated market which continues to evolve. As such, we understand the need to have an ongoing, constructive and open dialogue with all relevant regulatory bodies.

Ongoing dialogue

During 2022, this included bilateral responses to material consultations or other requests for comment and input from various government, regulatory and standard-setting bodies. Key consultation responses included the FCA's Consumer Duty proposals and the Payment Systems Regulator's proposals on Authorised Push Payment (APP) scams.

We formally engage with our regulators, at senior executive and Board level, as well as via individual non-executive directors, through continuous assessment and proactive engagement meetings. Most notably, during 2022, we kept our regulators fully informed of contingencies and impacts on our operations as a result of Russia's invasion of Ukraine and the cost of living crisis.

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Climate case study



Watch the story online

The QR code above directs to a case study video on our 2022 Annual Report webpage. None of the information on that webpage (including the case study video) is, or should be read as being, incorporated by reference into this report.

Funding the drive to clean transport



Championing sustainability ambitions

NatWest Group has set out a clear ambition to be a leading bank in the UK helping to address the climate challenge. A key part of this is providing financing structures for businesses that are developing sustainable energy.

One such business is electric vehicle fleet and battery storage specialist Zenobē. Established in 2017, Zenobē currently works with the majority of major bus operators in the UK, as well as local authority-owned bus companies, to electrify their fleets and minimise the lifetime costs of their electric vehicles (EV) and charging infrastructure. The company also provides battery storage solutions to grid operators, accelerating the uptake of renewables.

By 2025, Zenobē aims to have a fleet of at least 3,000 EV buses, and 1GW of battery storage.

To support this ambition, the company has established a funding platform with an initial volume of £241 million, which will enable it to service and finance up to 430 new e-buses in the UK and Republic of Ireland.

Having worked with NatWest Group on an innovative financing facility in 2021, Zenobē turned to our team again to advise on a multi-source debt structure to help accelerate the expansion of the EV fleet sector.

Our One Bank team, comprising colleagues from Private Placements, Specialist Asset Financing, Risk Solutions, ESG Advisory and Climate & ESG Capital Markets, collectively delivered a bespoke funding package. This incorporated green loans and private placements that adhered to the Loan Market Association's Green Loan Principles attracting institutional investors and bank lenders.

We believe this financing will have a real-world impact for accelerating the UK's drive to electrify its public road transport system.

Combined with Zenobē's technical expertise, the funding enables the company to offer end-to-end services to the bus operators including the design, installation, financing and operation of electrical charging infrastructure and buses in the depot.

This is a clear example of our purpose in action: building relationships with businesses such as Zenobē, championing its potential and empowering it to deliver on its sustainability ambitions.



NatWest Group | 2022 Annual Report and Accounts   **53**

Our Climate strategy

Our Purpose

To champion potential, helping people, families and businesses to thrive

▼

Our climate ambition

To be a leading bank in the UK helping address the climate challenge

▼

We have an ambition to be net zero by 2050 across our financed emissions, assets under management (AuM) and our operational value chain

Our 2030 climate ambitions

We have an ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, and align with the 2015 Paris Agreement.

We plan to reduce the carbon intensity of our in-scope AuM by 50%, against a 2019 baseline, and to move 70% of in-scope AuM to a net-zero trajectory.[1]

We plan to reduce emissions for our operational value chain by 50%, against a 2019 baseline.

How we are helping to address the climate challenge

 **Supporting customer transition to net zero**

We have a target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025.

We have an ambition to support our UK mortgage customers to increase their residential energy efficiency and incentivise purchasing of the most energy efficient homes, with an ambition that 50% of our mortgage portfolio has an EPC rating of C or above by 2030.

 **Helping to end the most harmful activities**

We plan to phase out of coal for UK and non-UK customers who have UK coal production, coal fired generation and coal related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030.

 **Powerful partnerships and collaborations**

We plan to collaborate cross industry and create products and services to enable customers to track their carbon impact.

 **Getting our own house in order**

Each year, we plan to include targets for executive remuneration that reflect our latest climate ambitions.

We plan to continue the integration of the financial and non-financial risks arising from climate change into our enterprise-wide risk management framework (EWRMF).

We have a target to reduce our direct own operations emissions by 50% by 2025, against a 2019 baseline.

We plan to use only renewable electricity in our direct own global operations by 2025 (RE100) and improve our energy productivity 40% by 2025 against a 2015 baseline.

For details on our approach to Nature and Biodiversity refer to the 2022 NatWest Group plc Environmental, Social and Governance (ESG) Disclosures Report.

Notes:
(1) Refer to pages 38 to 39 of the Net Zero Asset Managers Initiative's Initial Target Disclosure Report (May 2022).

Climate transition plan and dependencies

Achievement of our Climate transition plan is dependent on timely, appropriate government policy, technology developments, as well as on our customers and society to respond. At the same time, as a purpose-led organisation, we aim to engage and support our customers' transition to a net-zero economy.

Refer to section 3 of the 2022 NatWest Group plc Climate-related Disclosures Report for further details.

For further detail on our climate ambitions and SBTi targets refer to sections 1.3 and 3.3 of the 2022 NatWest Group plc Climate-related Disclosures Report.

The table below outlines progress during 2022 – which supports our ambition to be a leading bank in the UK helping to address the climate challenge. Aligned with our ambition to set sector specific targets, during 2022 we published 2030 targets validated by the SBTi as science based. These targets included our own operational footprint as well as 79% of our 2019 lending book. For further details on the initial iteration of our Climate transition plan, our 2030 ambitions and our ambition to be net zero by 2050 across our financed emissions, assets under management and operational value chain refer to the 2022 NatWest Group plc Climate-related Disclosures report.

Climate ambition	Progress update
Supporting customer transition to net zero	
We have a target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025.	• In the year ended 31 December 2022, we provided £24.5 billion[*] of climate and sustainable funding and financing. • We have now provided £32.6 billion[*] of climate and sustainable funding and financing towards our £100 billion target between 1 July 2021 and the end of 2025. This includes £5.4 billion for EPC A and B rated residential properties.
We have an ambition to support our UK mortgage customers to increase their residential energy efficiency and incentivise purchasing of the most energy efficient homes, with an ambition that 50% of our UK mortgage portfolio has an EPC rating of C or above by 2030.	• As at 31 December 2022, 41.5%[*] (31 December 2021 38.3%) of our UK residential mortgages portfolio that had EPC data available[1] was rated as EPC C or higher.
Helping to end the most harmful activities	
We plan to phase out of coal for UK and non-UK customers who have UK coal production, coal-fired generation and coal-related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030.	• Exposure to coal customers[2], as defined in the Credible Transition Plan (CTP) assessment completed in 2021, was £0.3 billion[*] as at 31 December 2022 (£0.6 billion as at 31 December 2021). For further details refer to page 41 and section 5.1 of the 2022 NatWest Group plc Climate-related Disclosures Report.
Powerful partnerships and collaborations	
We plan to collaborate across industry and create products and services to enable customers to track their carbon impact.	• Engaged with policymakers and officials on a range of climate-related topics, recognising the importance of collaboration and significant role that policy has to play in providing the long-term frameworks, incentives and certainty required for progress on net zero. As part of the Sustainable Homes and Buildings Coalition, we engaged on the need to improve the energy efficiency of the UK's housing stock, focusing on how this can be accelerated. • Engaged with peers, policy makers and stakeholders through GFANZ, Transition Plan Taskforce, NZBA, Financial Markets Stability Board and NZAM initiative to facilitate a net-zero transition.
Getting our own house in order	
Each year, we plan to include targets for executive remuneration that reflect our latest climate ambitions.	• Climate considerations continue to be included in senior executive remuneration as part of the bonus pool assessment for our wider workforce, recognising its central role in our strategy.
We plan to continue the integration of the financial and non-financial risks arising from climate change into our enterprise-wide risk management framework (EWRMF).	• Increasing use of quantification in risk assessments with enhanced analytics capabilities under development for integration in the EWRMF. • Enhancement of core strategic climate risk modelling capabilities and initial integration into risk management and customer journeys.
We have a target to reduce our direct own operations emissions by 50% by 2025, against a 2019 baseline.	• We reduced our direct[3] own operations emissions by 46% against a 2019 baseline.
We plan to use only renewable electricity in our direct own global operations by 2025 (RE100) and improve our energy productivity 40% by 2025 against a 2015 baseline (EP100).	• We increased our consumption of renewable electricity to 98% across our global operations. For operations in the UK and Republic of Ireland, electricity consumption used 100% renewable electricity. • Energy productivity has increased by 41% since 2015, and electricity consumption decreased by 8% since 2021.
We plan to install electric vehicle charging infrastructure in 15% of large office space across our UK portfolio by 2025 and upgrade our fleet of 100 vehicles to electric by 2025 (EV100).	• As at 31 December 2022, we have installed electric vehicle charging points in 13% of our large office car park spaces across our UK portfolio. In addition, as part of our ambition to electrify our fleet, we reviewed and reduced our fleet size from 300 to approximately 100 vehicles, of which 3% are EVs.

(1) As at 31 December 2022, £138.8 billion, 68%, of the total residential mortgages portfolio had EPC data available.
(2) As defined in the Credible Transition Plan (CTP) assessment. Refer to pages 30 – 31 of the NatWest Group plc 2021 Climate-related Disclosures Report for further details on the assessment of CTPs for oil and gas majors and in-scope coal customers.
(3) Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It excludes upstream and downstream emissions from our value chain
(*) Within scope of EY assurance. Refer to page 70.

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Our transition to net zero

NatWest Group has been a signatory to the United Nations Environment Programme Finance Initiative (UNEP FI) since 1997 and the Equator Principles since 2003. We have come a long way since activists protested against our financing of oil, gas and coal in 2010. In 2011, we launched our Environmental, Social & Ethical (ESE) Risk Framework, which required enhanced due diligence for certain lending and loan underwriting customer relationships, transactions, activities and projects. We recognise that through our financing activity NatWest Group may contribute to climate change. As the initial iteration of our Climate transition plan illustrates, we are committed to playing our part in addressing the climate challenge, but we cannot transform the real economy on our own. Ultimately, success will be determined by society's willingness to adapt, supported by consistent, long-term government policy and continuing technical innovation.



Founding members of Glasgow Financial Alliance for Net Zero (GFANZ), Net Zero Banking Alliance (NZBA) and member of Powering Past Coal Alliance. Joined Net Zero Asset Managers (NZAM) initiative

Principal partner for COP26

Bank of England publishes SS3/19, outlining how banks should manage climate-related financial risks

2015
2019
2020
2021
2022

Task Force on Climate-related Financial Disclosures (TCFD) created by the Financial Stability Board

Announced our purpose-led climate ambition.

SBTi issues financial services sector science-based targets guidance

First major UK bank to join Partnership for Carbon Accounting Financials (PCAF)

Annual General Meeting: Say on Climate resolution

Science-based targets validated by STBi for 79% of our lending book and own operational emissions.

Initial iteration of Climate transition plan developed

Launched Carbon Planner to support customer transition

Launched Carbonplace

Key opportunities to support the transition

There is a dependency on timely, appropriate Government policy, technology developments, as well as on our customers and society to respond. At the same time, as a purpose-led organisation, we aim to engage and support our customers' transition to a net-zero economy. Further detail on how we are exploring potential opportunities and dependencies for transition is available in section 3 of the **2022 NatWest Group plc Climate-related Disclosures Report.**

Financed emissions

- Provision of £100 billion climate and sustainable funding and finance between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025.
- Development of carbon tracking tools.
- Enhanced customer and colleague education tools.
- Building powerful partnerships to support customer transition.

Refer to the 2022 NatWest Group plc Climate-related Disclosures Report, section 3.4, 3.5, 5.3, 5.5 for details

(1) Our climate transition planning uses different time frames than those used in financial reporting. Accordingly, the references to "short", "medium" and "long-term" in climate reporting are not indicative of the meaning of similar terms used in this report or in certain of our other disclosures, including our annual, periodic and interim reports.

> **'Net zero is the growth opportunity of the 21st century'**
> Mission Zero, Independent Review of Net Zero Report by Rt Hon Chris Skidmore MP, published in January 2023

Target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025.

Target to reduce emissions from direct own operations by 50% by 2025, against a 2019 baseline

Ambition to achieve net zero across our financed emissions, AuM and operational value chain



Short-term[1]   Medium-term[1]   Long-term > 15 years[1]

2025   2030   2050

Ambition to at least halve the climate impact of our financing activity, against a 2019 baseline, and align with the 2015 Paris Agreement

Ambition for 50% of our UK mortgage book has an EPC rating of C or above by 2030

Plan to reduce emissions for our operational value chain by 50%, against a 2019 baseline

Plan to reduce the carbon intensity of our in-scope AuM by 50% against a 2019 baseline and align 70% of in-scope AuM to a net-zero trajectory

Assets Management

- Move 50% of our assets under management to a net-zero trajectory by 2025.
- Voting and engagement in line with net zero, including support for climate-related shareholder resolutions.
- Continue to build net zero into our investment process and our engagement with funds.

Refer to the 2022 NatWest Group plc Climate-related Disclosures Report section 3.2, 3.4 for details

Own operational footprint

- Install electric vehicle charging infrastructure in 15% of large office space across our UK portfolio by 2025
- 100% renewable electricity for global operations by 2025.
- Continue to increase energy efficiency in our buildings through updated technology, design and data analysis.
- Review the buildings we occupy and move to more sustainable buildings where appropriate.

Refer to the 2022 NatWest Group plc Climate-related Disclosures Report, section 3.7 and 5.4 for details

TCFD: Climate-related disclosures overview



NatWest Group confirms that it has:

- made climate-related financial disclosures for the year ended December 31, 2022 that it believes are consistent with the Task Force on Climate-related Financial Disclosures ("TCFD") Recommendations and Recommended Disclosures (as defined in the FCA's Listing Rules, as amended by the Disclosure of Climate-Related Financial Information (No 2) Instrument 2021) which include (i) "Recommendations of the Task Force on Climate-related Financial Disclosures" (June 2017) (focusing in particular on the four recommendations and the eleven recommended disclosures set out in Figure 4 of Section C of the TCFD Final Report); (ii) "Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures" (October 2021 version); (iii) "Guidance on Metrics, Targets and Transition Plans" (October 2021 version); (iv) Technical Supplement - "The Use of Scenario Analysis in Disclosure of Climate-related Risks and Opportunities" (June 2017); and (v) "Guidance on Risk Management Integration and Disclosure" (October 2020) and summarised in the tables on pages 58-61;
- set out these disclosures in this report and in its "2022 NatWest Group Climate-related Disclosures Report", both published on 17 February 2023 (and available on natwestgroup.com); and
- adopted this approach given the detailed and technical content of the climate-related financial disclosures as it believes these presentations best present its climate-related financial disclosures in a decision-useful manner to the users of these reports.

Governance

NatWest Group's governance around climate-related risks and opportunities

The Board's oversight of climate-related risks and opportunities

2022 progress
- 92.58% of votes cast were in favour of our Say on Climate resolution, indicating strong shareholder support for our climate strategy.
- The NatWest Group Board and Board committees oversaw the development of the initial iteration of our Climate transition plan and approved the plan prior to publication.

Future priorities
- Board and Executive Committee (ExCo) continuing oversight of delivery, and ongoing development, of the initial iteration of NatWest Group's Climate transition plan, development of customer level decision-making tools as well as regular monitoring of climate ambitions.

NatWest Group plc 2022 Climate-related Disclosures Report sections 2.1, 2.2

Management's role in assessing and managing climate-related risks and opportunities

2022 progress
- Business areas have enhanced local governance forums to support an integrated management response to delivering our climate ambitions, development of the initial iteration of our Climate transition plan, the identification of climate-related opportunities and the effective management of climate-related risks. In addition, cross-bank climate-related forums continue to provide strategic insight and expertise, supporting collaboration and ensuring a One Bank approach to climate governance.

Future priorities
- Continue to build knowledge and further embed operating models and business processes across the organisation to support the oversight and management of climate-related risks and opportunities within NatWest Group's overall business strategy and risk appetite.

NatWest Group plc 2022 Climate-related Disclosures Report sections 2.1, 2.3, 2.4



Strategy

The actual and potential impacts of climate-related risks and opportunities on NatWest Group's businesses, strategy and financial planning

Climate-related risks and opportunities identified over the short, medium and long term

2022 progress

- NatWest Group's climate ambition, announced in February 2020, recognises various short, medium and long-term[1] climate-related risks and opportunities to embed climate in our business and culture, as well as support our customers in their transition to net zero.

Future priorities

- Continue to integrate climate-related decision-making in business activities.

NatWest Group plc 2022 Climate-related Disclosures Report sections 3.1, 3.2, 4.2, 5.1

The impact of climate-related risks and opportunities on our businesses, strategy and financial planning

2022 progress

- We developed the initial iteration of our Climate transition plan. This plan focuses on the delivery of our 2030 decarbonisation ambitions and will inform further work on our journey to net zero by 2050 across our financed emissions, assets under management and our operational value chain.
- We have enhanced the financial planning process to incorporate actions included within the initial iteration of our Climate transition plan and also used the financial forecasts to consider impacts on our Climate transition plan.
- We continued to harness climate-related opportunities including providing climate and sustainable funding and financing and a range of green loan products and services.

Future priorities

- We will continue to work on aligning the financial planning and transition planning processes.
- We will further enhance carbon planning, measurement and tracking capability to support the ongoing development of our Climate transition plan.

NatWest Group plc 2022 Climate-related Disclosures Report sections 1.2, 1.3, 1.4, 2,3, 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 4.2. 4.2a, 4.3, 5.4, 5.5, 5.7

The resilience of our strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario

2022 progress

- We ran internal scenario analysis and completed round two of the Bank of England's Climate Biennial Exploratory Scenario (CBES) exercise, as well as developing internal scenario analysis tools and core strategic climate risk modelling capabilities to embed within our existing risk management processes.
- This work allowed us to assess our exposure to climate-related risk across our lending book and provided insights which we continue to incorporate within our climate strategy and to inform work on the initial iteration of our Climate transition plan.
- One of the key lessons from this work is that while climate-related risks could potentially amplify other risk drivers, for example resulting in effects such as the erosion of competitiveness, profitability, or reputational damage, overall NatWest Group is resilient to these risks, within the context of the scenarios tested, and we will continue to monitor and manage this through our enterprise-wide risk management framework (EWRMF).
- A priority area of focus for NatWest Group in 2022 has been the continued enhancement of how we incorporate climate risk into our capital adequacy assessment process (ICAAP) and strategic planning process. This ensures that we have sufficient capital for the most material source of climate risk over the capital planning horizon.

Future priorities

- Continue to enhance scenario modelling and analytic capabilities.
- Address significant challenges related to the availability of granular, reliable and verifiable customer data.
- Respond to developing regulatory requirements on the approach to climate-related risk within the regulatory capital regime.

NatWest Group plc 2022 Climate-related Disclosures Report sections 4.2a, 5.5

(1) Our climate transition planning uses different time frames than those used in financial reporting. Accordingly, the references to "short", "medium" and "long-term" in climate reporting are not indicative of the meaning of similar terms used in in certain of our other disclosures, including our annual, periodic and interim reports.



Risk Management

▢ ▢ ■ ▢ **How NatWest Group identifies, assesses and manages climate-related risks**

Our processes for identifying and assessing climate-related risks

2022 progress

- We reviewed and refreshed our assessment of the relative significance of climate risk on other principal risks. This assessment used the judgement of risk subject matter experts combined with scenario analysis, increased granularity of climate data, as well as improved understanding of evolving regulatory guidance to understand the current and potential impact of physical and transition climate-related risk as a causal factor to other principal risks.
- We identify and assess climate-related risks through three principles:
  - Undertaking scenario analysis to understand the potential impacts of climate-related risks.
  - Identifying segments of our portfolio and operations with heightened climate-related risk exposure. In 2022 we established an increasingly quantitative methodology for the identification and assessment of heightened climate-related risk sectors and subsectors.
  - Assessing individual customer and supplier climate-related risk exposure. In 2022, we completed the development and launch of qualitative climate risk scorecards and conducted sustainability assessments of our suppliers.
- NatWest Group regularly considers existing and emerging regulatory requirements related to climate change through external horizon scanning and monitoring of emerging regulatory requirements.

Future priorities

- Scaled implementation of quantitative scorecards within credit assessment processes.

NatWest Group plc 2022 Climate-related Disclosures Report sections 4.2, 4.2a

Our processes for managing climate-related risks

2022 progress

- We launched preliminary shadow operational limits supported by EPC for transition risk and physical flood risk data, to monitor the performance of the current Retail Banking mortgage portfolio and new mortgage business.
- Credit assessment processes have been improved to support customer interactions, including mandatory climate conversations with in-scope[1] customers. These conversations reflect the specificity of sector and asset class, and the size and sophistication of these customers.

Future priorities

- Evolution and application of appropriate credit limits informed by climate-related risk and transition plans.
- Continued evolution and monitoring of Environmental, Social and Ethical Risk Acceptance Criteria in accordance with framework.
- Review of internal control standards in response to the outcomes of the non-financial risk scenario.

NatWest Group plc 2022 Climate-related Disclosures Report sections 4.3

How our processes for identifying, assessing, and managing climate-related risks are integrated into overall risk management

2022 progress

- We continued to mature our integration of climate risk within NatWest Group's risk management. This involved increasing use of quantification in risk assessments with enhanced analytics capabilities under development for integration in the enterprise-wide risk management framework (EWRMF).
- Enhanced reporting to relevant senior governance forums covering areas of risk concern across all material sectors and portfolios.
- Regular monitoring of an initial suite of quantitative key risk indicators for climate risk.

Future priorities

- Work will continue to further integrate climate-related risks across business processes to work towards full integration within our risk management framework and business-as-usual decision-making.

NatWest Group plc 2022 Climate-related Disclosures Report sections 4.1

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(1) Guidance on in-scope customers is tailored to each business area and detailed in the Climate Transaction Acceptance Standards Handbook. For example, for Business Banking Relationship Managers the criteria is – new or increased lending applications of £50,000 and above.



Metrics and Targets

☐ ☐ ☐ ☐ **The metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material**

The metrics used to assess climate-related risks and opportunities in line with our strategy and risk management process

2022 progress

Metrics used to assess climate-related risks:
- Exposures to heightened climate-related risk sectors;
- Energy efficiency and flood risk assessment for UK residential mortgage portfolio;
- NatWest Group's own operational footprint;
- Estimates of financed emissions based on absolute emissions and emissions intensities, including progress against sectoral decarbonisation pathways;
- Estimates of facilitated emissions from corporate bond underwriting.

Metrics used to assess climate-related opportunities:
- Climate and sustainable funding and financing;
- NatWest Group Own Green Bond issuance.

Refer to the Directors' Remuneration Report in the NatWest Group plc 2022 Annual Report and Accounts for further details on integration of climate considerations into remuneration.

Future priorities

- Continue to develop metrics and measurement capabilities to monitor and manage climate-related risks and opportunities.
- Continue to develop measurement, monitoring and reporting capabilities for Asset management.
- Continue to monitor evolving carbon measurement standards and enhance capabilities including continuing engagement with PCAF on finalisation of the financed emissions standard.

NatWest Group plc 2022 Climate-related Disclosures Report sections 3.2, 5.1, 5.2, 5.3, 5.4, 5.5, 5.6, 5.7

Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks

2022 progress

- We continued to develop and enhance capabilities to measure emissions in relation to our own operations as well as financed emissions.
- We reduced emissions from our direct own operations by 46%, against a 2019 baseline, and increased our renewable electricity consumption to 98%.

Future priorities

- Continue our work to enhance the availability of data and data quality to support future calculations of financed emissions including absolute emissions and emissions intensities.

NatWest Group plc 2022 Climate-related Disclosures Report sections 5.4, 5.5, 5.7

The targets used to manage climate-related risks and opportunities and performance against targets

2022 progress

- Our stated climate ambition is to be a leading bank in the UK helping to address the climate challenge. We have an ambition to achieve net zero by 2050 across our financed emissions, assets under management and our operational value chain. Progress is monitored via climate-related targets and ambitions across the following thematic opportunities: supporting customer transition to net zero, helping to end the most harmful activities, powerful partnerships and collaborations and getting our own house in order.
- NatWest Group was the first UK bank, and one of the largest banks globally to date, to have science-based targets validated by the SBTi. Our portfolio targets cover 79% of lending activities by outstanding exposure as at 31 December 2019.

Future priorities

- Continue to monitor our performance against our climate-related targets and ambitions and revise as appropriate.

NatWest Group plc 2022 Climate-related Disclosures Report sections 1.2, 1.3, 1.4, 3.1. 3.3, 3.4, 5.4, 5.5, 5.7

Own operational footprint

During 2022[1], we reduced our direct own operations[2] emissions by 46%, against our 2019 baseline, and increased our renewable electricity consumption to 98% globally.

In 2021, we disclosed an initial view of our upstream[3] emissions, and for 2022 we are disclosing both our upstream and our downstream[4] emissions to report on our full operational value chain[5] emissions for the first time, covering Scopes 1, 2 and 3 (all relevant categories 1-14, with category 15 financed emissions covered in section 5.5 of the 2022 NatWest Group plc Climate-related Disclosures Report).

Our 2022 total market-based operational emissions of 73,927 tCO_2e covers Scopes 1, 2 and our direct own operations upstream Scope 3. This includes emission reductions from the use of green electricity covering 98% of our consumption through green tariffs and renewable electricity certificates, but in accordance with the Greenhouse Gas Protocol it does not include emissions reduction from the use of carbon credits.

We purchased and retired 120,000 carbon removal credits, assured under the Verified Carbon Standard (VCS), and Triple Gold certified to the Climate, Community & Biodiversity Alliance Standards (CCBA) to invest beyond our value chain, and provide benefits to climate, especially those that generate additional co-benefits for people and nature[6]. By investing beyond our value chain, these carbon credits mitigate direct operational emissions of 73,927 tCO_2e in 2022, while we continue to decarbonise in line with SBTi. Further detail of our decarbonisation plans can be found in the initial iteration of our Climate transition plan in section 3.7 of the 2022 NatWest Group plc Climate-related Disclosures Report and on our website at natwestgroup.com.

Our operational emission reductions are linked to remuneration. For further information, refer to the Directors' Remuneration Report on page 138.

Supply chain

We have used a spend-based approach[7] to calculate our supplier emissions. In late 2022, we established a (multi-year) Supplier Decarbonisation Programme to support delivery of the 2030 and 2050 carbon reduction ambitions related to our operational value chain. This will involve collaborating with our suppliers to understand their capability, data, where they are on the journey to net zero, and what help they might need to progress.

We are also working with a third party to evaluate our supply chain using evidence-based assessments of sustainability performance enabling us to understand our wider impact and to identify where improvements can be made, and risks mitigated.

As part of increasing the sustainability of our cash and coin operations, we have engaged our suppliers to reduce the amount of single-use plastic coming in and going out of our cash centres and to improve the accuracy of data for our waste streams.

For our properties, the suppliers we work with must have environment and quality management accreditations and products used in fitouts should meet all Royal Institution of Chartered Surveyors SKA criteria as standard.

Energy

Following the return to the office after the easing of COVID-19 restrictions, we focused on the practice of using energy more efficiently and effectively in our operations and reviewed our processes to reduce consumption.

- **Building energy optimisation:** our building plant equipment is continuously reviewed to maximise energy efficiency. Data analytics are used to proactively identify anomalous consumption, ensuring our buildings run more efficiently.

- **Energy audits:** there have been audits carried out in most of our buildings this year to identify where we can improve energy efficiency and reduce consumption and this work will continue in 2023.

- **Data centres:** we have consolidated our data centres to allow for more efficient IT architecture using fewer resources. The work carried out ensures they run more efficiently, with lighting upgrades and optimisation of the data hall environmental controls already seeing a significant reduction in water and power usage.

- **Renewable electricity:** in 2021, we committed to a Corporate Power Purchase Agreement (cPPA), bringing additional renewable generation capacity online to facilitate the decarbonisation of the UK grid. We are continuing to work towards this with additional cPPAs, and once constructed they are expected to generate 59% of NatWest Group's electricity demand in the UK by 2024.

- **Leased buildings:** for our leased buildings in India, we are working with the landlords to review the scope for identifying energy-saving opportunities, assessing end of life for equipment, and creating an energy efficient replacement plan where possible.

- **Colleague engagement:** we launched a bank-wide energy campaign in the second half of 2022 to help educate and engage our colleagues by sharing tips on how to reduce consumption at home and in the office through a series of activities, raising the importance of energy saving actions. This is an ongoing campaign which we will continue to work on in 2023.

(1) Our own operational footprint reporting year runs from 1 October 2021 to 30 September 2022.
(2) NatWest Group defines direct own operations as our Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It therefore excludes upstream and downstream emissions from our value chain.
(3) Upstream emissions relate to the Scope 3 Categories 1–8 under the Greenhouse Gas Protocol.
(4) Downstream emissions relates to the Scope 3 Categories 9–15 under the Greenhouse Gas Protocol.
(5) Our operational value chain is Scope 1, Scope 2, Scope 3 (Categories 1-15, with categories 8, 10, 14 excluded and Category 15 reported in section 5.4 of the 2022 NatWest Group plc Climate-related Disclosures Report. Refer to the 2021 NatWest Group plc Climate-related Disclosure Report where these categories are described in more detail.
(6) The SBTi recommends that companies invest to mitigate emissions beyond their value chain while they transition towards a state of net zero emissions. In accordance with the Greenhouse Gas Protocol, emission reductions cannot be achieved through the use of carbon credits.
(7) Category 1 and 2 emissions have been calculated using spend data and publicly sourced sector-specific emission factors.

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Streamlined energy and carbon reporting (SECR)

Greenhouse gas (GHG) emissions	2022		2021	
	UK and offshore[1] area	Global total (excluding UK and offshore)	UK and offshore[1] area	Global total (excluding UK and offshore)
Emissions from the combustion of fuel and operation of any facility (Scope 1[2] Direct) CO_2e (tonnes)[*]	14,877	1,363	17,560	1,650
Emissions from the purchase of electricity, heat, steam or cooling by the company for its own use (Scope 2[3] Indirect) location-based CO_2e emissions (tonnes)[*]	47,546	15,430	56,461	18,159
Total gross Scope 1 & Scope 2 (location-based) emissions CO_2e (tonnes)[*]	62,423	16,793	74,021	19,809
Energy consumption used to calculate above emissions (kWh)	298,262,392	35,070,567	329,317,585	40,484,981
Intensity ratio: Location-based CO_2e emissions per FTE (Scope 1 & 2) (tonnes/FTE)	1.6	1.0	1.8	1.1
Scope 3[4] CO_2e emissions from direct operations[5] (tonnes)[*]	39,559	15,743	36,197	8,967
Total gross Scope 1, 2 & 3 direct own operations (location-based) emissions CO_2e (tonnes)[*]	101,982	32,536	110,218	28,776
Intensity ratio: Location-based CO_2e emissions per FTE (Scope 1, 2 & direct operations Scope 3) (tonnes/FTE)	2.5	2.0	2.7	1.7
Scope 2[6] (Indirect) market-based CO_2e emissions (tonnes)[*]	13	2,372	8	2,186

Emissions methodology and basis of preparation

Boundary: this statement has been prepared in accordance with our regulatory obligation to report greenhouse gas (GHG) emissions pursuant to the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 which implement the government's policy on Streamlined Energy and Carbon Reporting. Our reporting year runs from 1 October 2021 to 30 September 2022. The emissions reporting boundary is defined as all entities and facilities either owned or under our operational control.

Calculation: emissions have been calculated using the Greenhouse Gas Protocol Corporate Standard and associated guidance and include all greenhouse gases, reported in tonnes of carbon dioxide equivalent (CO_2e) and global warming potential values. When converting data to carbon emissions, we use Emission Factors from UK Government Emissions Conversion Factors for Company Reporting (Department for Business, Energy & Industrial Strategy, 2021, CO_2 emissions from fuel combustion (International Energy Agency, 2021) or relevant local authorities as required. NatWest Group uses a third-party software system, to capture and record our environmental impact and ensure that control framework and assurance requirements are met. All data is aggregated at a regional level to reflect the total regional consumption. The regional consumption results are then collated to reflect the total NatWest Group footprint. CO_2e values are attributed to these sources via an automatic conversion module in the third-party system. For more information, please see the own operational footprint page at natwestgroup.com.

(1) Offshore area as defined in The Companies (Directors Report) and Limited Liability Partnerships (Energy and Carbon) Regulations 2018. This includes Jersey and Guernsey but not our overseas sites in America, EMEA and Asia-Pacific. These are included in the global total (excluding UK and offshore).
(2) Scope 1 emissions from natural gas, liquid fossil fuels, fluorinated gas losses and owned/leased vehicles.
(3) Scope 2 emissions from electricity, district heating and cooling used in NatWest Group premises.
(4) Scope 3 emissions from paper and water, category 5: waste (UK and RoI only), category 6: business travel including air, rail, hired vehicles and our grey fleet, category 7: employee commuting and working from home.
(5) The historic values reported in the table above are updated from values we reported in 2021. This is due to updated bills, data provision and extrapolations.
(6) NatWest Group defines direct own operations as our Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It therefore excludes upstream and downstream emissions from our value chain.
(7) Market-based Scope 2 emissions. We have procured 100% of UK and RoI and 98% globally from renewable sources using green tariffs and renewable electricity certificates. The 13 tCO_2e arises from district cooling and district heating, which is used at only a few sites.
(*) Within the scope of EY assurance (2022 only). Refer to page 70.

Risk overview

Effective risk management ensures that NatWest Group delivers its long-term strategy and fulfils its purpose.

Our approach to risk management

The enterprise-wide risk management framework (EWRMF) sets out our approach to managing risk across NatWest Group and provides a common risk language and framework to facilitate effective risk management. The framework applies to all subsidiary legal entities, business segments and functions and links each component of the framework to help deliver NatWest Group's strategy in a safe and sustainable way.

Risk culture

NatWest Group's multi-year programme to enhance risk management capability at every level of the organisation continued in 2022, with an ongoing emphasis on risk culture. We refreshed our approach to risk culture under a new banner of intelligent risk-taking, intensifying focus on robust risk management behaviours and practices.

Evolving our risk culture, in line with our purpose-led strategy and our values across all three lines of defence, enables us to support better customer outcomes, develop a stronger and more sustainable business, and deliver an improved cost base. During 2022, five key outcomes to deliver on the intelligent risk-taking approach were also identified. These outcomes focused on behaviours, leadership, risk practices, decision-making, and roles and responsibilities.

Risk governance

NatWest Group's governance structure facilitates sound risk management decision-making, in line with standards of good corporate governance. The Board reviews and approves the EWRMF and monitors performance against risk appetite. In addition, the key risk committees have the following roles and responsibilities:

- The Board Risk Committee (BRC) is responsible for providing oversight of current and potential future risk exposures, risk profile, risk appetite and risk culture. The BRC also oversees the effectiveness of the EWRMF across NatWest Group, and reviews the performance of NatWest Group relative to risk appetite and risk policy.
- The Group Executive Risk Committee (ERC) reviews, challenges and debates all material risk and control matters across NatWest Group. It supports the CEO and other accountable individuals in discharging their risk management accountabilities. It considers NatWest Group's risk profile relative to current strategy and oversees implementation of the risk management framework.

Three lines of defence

In line with industry best practice and sound risk governance principles, NatWest Group adopts a three lines of defence model of risk governance. Everyone has a responsibility for the intelligent management of risk in day-to-day activities. This includes actively demonstrating risk practices and behaviours that are consistent with NatWest Group's desired risk culture.

As the second line of defence, the Risk function has a clear mandate to undertake proactive risk oversight and monitoring of all risk management activities. The Risk function designs and maintains the EWRMF. The Chief Risk Officer leads the Risk function and plays an integral role in advising the Board on NatWest Group's risk profile. This includes continuous monitoring activities to confirm that NatWest Group engages in sustainable risk-taking activities in pursuit of strategic objectives.

Risk appetite

The risk appetite framework is a component of the EWRMF and establishes the extent of permissible risk-taking to support business outcomes and delivery of the strategy. The EWRMF sets out the requirements on how risk appetite is implemented through risk policies and standards and translated into operational procedures. This consistent approach is followed for all principal risks, frameworks, tools and techniques to support efficient and effective consolidation and interpretation.

Risk directory and principal risks

To ensure common language and a consistent approach across NatWest Group, the risk directory defines and documents all principal risks that NatWest Group may face, categorised into financial and non-financial risks. The risk directory is an important component of the EWRMF, underpinning the linkage between strategy, risk appetite, risk reporting and governance.

Anti-bribery and corruption (ABC)

NatWest Group is committed to ensuring it acts responsibly and ethically, both when pursuing its own business opportunities and when awarding business. Consequently, it has embedded appropriate policies, procedures and controls so that its employees, and any other parties it does business with, understand these obligations and abide by them whenever they act for NatWest Group. ABC training is mandatory for all staff on an annual basis, with targeted training appropriate for certain roles. NatWest Group considers ABC risk in its business processes including, but not limited to, corporate donations, charitable sponsorships, political activities and commercial sponsorships. Where appropriate, ABC contract clauses are required in written agreements.

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Enterprise-wide risk management framework – core components



Enterprise-wide risk management framework

| Risk culture | Risk governance | Three lines of defence | Risk appetite |

Common risk language, architecture and approach

Risk directory and principal risks

Financial risks	Non-financial risks
Credit risk	Conduct risk
Non-traded market risk	Financial crime risk
Capital adequacy	Operational risk
Liquidity and funding	Regulatory compliance risk
Earnings stability	Model risk
Pension risk	Reputational risk
Traded market risk	
Climate risk	

Top and emerging threats

Top and emerging threats are a component of the EWRMF and identify and manage threats that could have a significant negative impact on our ability to operate or deliver NatWest Group's strategy. They are specific scenarios that usually combine elements of several principal risks and require a coordinated management response. Top and emerging threats are subject to regular review by senior governance forums including the Board, ERC and BRC.

Horizon-scanning is an important activity, enabling NatWest Group to identify, assess and mitigate top and emerging threats including via strategic planning. A range of methods are used including internal working groups, scenario analysis and consulting with external experts to ensure an external perspective is incorporated. In 2022, there was increased focus on assessing and understanding how different individual risks and threats are correlated with each other, including via scenario analysis. This approach helps to integrate strategic risk considerations into business processes and planning and strategy.

Additional areas of risk focus

Operational risk: A payment review was initiated in late 2022, to assess control enhancements in response to manual payment risk.

Model risk: Models are increasingly used as a key basis for informing important business decisions. It is therefore necessary to understand the potential for adverse consequences from model errors and the potential for inappropriate use of modelled outputs. Ensuring models used by NatWest Group are designed effectively – and that model assumptions and techniques remain fit for purpose – continued to be a key risk management focus in 2022. This included a programme of ongoing work to upgrade a number of models to improve performance and compliance with new regulatory requirements.

Compliance and conduct: Further progress was made on the compliance agenda during 2022. The first line of defence ring-fencing hub, established to provide an aggregated view of ring-fencing compliance and risk management, continued to work across business areas, functions and legal entities to support completion of the attestation of compliance with the PRA rules, as at the end of December 2022. From a conduct risk perspective, the focus on consumer protection continued during 2022, given cost of living challenges and their impact on customers in vulnerable situations, as well as the FCA's increased expectations under Consumer Duty. The establishment of the Consumer Duty One Bank programme will ensure continued focus on delivering the required 'paradigm shift' in the levels of consumer protection.

	Externally-focused top and emerging threats	Trend
Economic and political risks	NatWest Group was affected by uncertain and volatile economic conditions in 2022 which created a challenging operating environment. The outlook for the UK and global economy remains uncertain including due to falling economic activity, high inflation, rising interest rates, elevated energy prices, and the Russian invasion of Ukraine. These conditions could deteriorate, depending on a number of factors including market volatility, volatility in commodity prices, escalating geopolitical tensions or concerns regarding sovereign debt or sovereign credit ratings. Economic conditions could also be affected by changing demographics in the markets that NatWest Group serves including increasing social inequalities or the threat of new and widespread public health crises (including any future epidemics or pandemics). The UK experienced significant political uncertainty in 2022, which may persist into the future. This could lead to a loss of confidence in the UK by investors, which could in turn negatively impact NatWest Group. NatWest Group also faces political uncertainty in Scotland, as a result of a possible second Scottish independence referendum. A range of complementary approaches is used to mitigate these risks, such as targeted customer reviews, including for customer segments most vulnerable to inflationary impacts, scenario analysis, stress tests and review of risk appetite.	↑
Climate change	Climate-related risks represent a source of systemic risk in the global financial system. Financial and non-financial risks from climate change can arise through physical and transition risks. In addition, physical and transition risks can trigger further losses, stemming directly or indirectly from legal claims, litigation and conduct liability (referred to as liability risk). As a result, NatWest Group and its customers, suppliers and counterparties face significant climate-related risks. Further progress was made in 2022 in managing climate-related risks, including progress with embedding climate risk into NatWest Group's risk framework, financial planning and the initial iteration of our Climate transition plan. The successful implementation of NatWest Group's climate change-related strategy, ambitions and transition plan will depend to a large extent on many factors and uncertainties beyond NatWest Group's control including the macroeconomic environment, and the effectiveness of actions of governments, regulators, businesses, investors and customers to mitigate the impact of climate-related risks.	↔
Cyber threats	NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group's supply chain. In 2022, NatWest Group witnessed a small number of attempted Distributed Denial of Service attacks and our supply chain was victim to a small number of ransomware attacks. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group's customers. As cyberattacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability designed to defend against emerging threats.	↑
Competitive environment	NatWest Group operates in markets that are highly competitive and with increasing competitive pressures and technology disruption, raising the threat of reduced revenue and lower profitability. The risks mainly relate to changes in regulation, developments in financial technology (including digital currency), new entrants to the market and shifts in customer behaviour. NatWest Group closely monitors the competitive environment and adapts strategy as appropriate to deliver innovative and compelling propositions for customers.	↔
Regulatory, legal and conduct risks	NatWest Group is subject to extensive laws and regulations and disclosure requirements, which present ongoing compliance and conduct risks. For example, in 2022 these included increased regulatory focus on customer protection via the FCA's Consumer Duty policy statement and final rules and guidance. NatWest Group implements new regulatory requirements, where applicable, and incorporates the implications of related changes in its strategic and financial plans. NatWest Group expects government and regulatory focus on the financial services industry to remain high for the foreseeable future.	↔

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	Internally-focused top and emerging threats	Trend
Change risk	The implementation of NatWest Group's purpose-led strategy, including the refocusing of NatWest Markets and creation of the Commercial & Institutional segment, carry significant execution and operational risks. NatWest Group continues to manage and implement change in line with its strategic plans, while assessing execution risks and taking appropriate mitigating action. In addition, NatWest Group continues to monitor and strengthen its control environment via robust governance and controls frameworks.	↔
Financial crime	Financial crime continues to evolve, whether through fraud, scams, or other criminal activity. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. As part of its ongoing programme of investment, there is current and future investment planned to further strengthen financial crime controls, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems. NatWest Group continues to work with law enforcement agencies, industry bodies and regulators to develop intelligence and collaborative solutions to prevent financial crime.	↓
People risk	NatWest Group's success depends on its ability to attract, retain and develop highly-skilled, qualified and diverse personnel, including for technology and data-focused roles, in a highly competitive market and under internal cost reduction pressures. A combination of developing a strong people proposition, close monitoring of attrition levels and colleague wellbeing including versus industry benchmarks are key mitigants.	↔
Third-party suppliers	Operational risks arise from NatWest Group's reliance on third-party suppliers and outsourcing of certain activities across a broad range of activity including the provision of IT services and the adoption of new technology. While the ineffective management of risks related to third-party suppliers could adversely affect NatWest Group, significant resources and planning have been devoted to mitigate the risks. These include robust due diligence, identification of strategic suppliers, appropriate oversight, and monitoring and building close working relationships with the third parties on which NatWest Group relies.	↑
Data management	NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. The availability of current, complete, detailed and accurate data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus. Failure to have that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers' expectations including the inability to deliver innovative products and services. NatWest Group continues to be focused on delivering a long-term data strategy alongside enhancing control and policy frameworks governing data usage.	↔

Arrows indicate risk profile trend in 2022 versus 2021

↑ **increased risk**

↓ **decreased risk**

↔ **stable risk**

Viability statement

In accordance with Provision 31 of the UK Corporate Governance Code, the Board is required to make a statement in the Annual Report and Accounts regarding NatWest Group's viability over a specified time horizon.

Considerations

In assessing NatWest Group's future viability, the Board considers a period of three years to be appropriate. The budget and business planning processes are based on a five-year horizon. However, a three-year period is considered more suitable given levels of uncertainty increase as the time horizon extends.

In assessing NatWest Group's viability over the three-year time frame, the Board has considered a wide range of information including:

Strategic and financial outlook
- NatWest Group's business and strategic plans.
- Current capital position and projections over the relevant period.
- Liquidity and funding profile and projections over the relevant period.
- Internal scenarios and stress tests, which consider the material risks and uncertainties facing NatWest Group.

Risk management and risk profile
- NatWest Group's enterprise-wide risk management framework (EWRMF) including the processes by which risks are identified and mitigated.
- NatWest Group's risk profile including any breaches of risk appetite and top and emerging threats that could have a significant negative impact on NatWest Group's ability to operate.

Regulatory
- Mandatory regulatory requirements including activity related to the completion of the Bank of England annual cyclical stress (ACS) test, the 2022 Internal Capital Adequacy Assessment Process (ICAAP) and the 2022 Internal Liquidity Adequacy Assessment Process (ILAAP).

Operating environment
- Consideration of the wider operating environment for NatWest Group including legal, regulatory and competitive factors.

Assessment

NatWest Group's business and strategic plans, which are reviewed and evaluated on an annual basis at minimum, provide long-term direction and assess resilience to a range of risks across the planning horizon. These plans include multi-year forecasts assessing NatWest Group's expected financial position throughout the planning period.

A suite of economic scenarios supports NatWest Group's financial planning processes. Stress testing is a key risk and financial management tool and is also integrated with financial planning processes. It is used to quantify and evaluate the potential impact of material risks on the financial strength of NatWest Group, including its liquidity and capital position.

Given elevated levels of uncertainty in 2022, a broad range of economic scenarios was designed to capture uncertainties and risks faced by NatWest Group. The scenarios were continuously refined and reviewed. In the second half of 2022, this included benchmarking against external forecasts and regulatory stress tests. These scenarios explored principal risks and uncertainties including:

- Elevated geopolitical risks including Russia and Ukraine and the impact of high and volatile energy prices.
- Deep simultaneous recessions in the UK and global economy.
- High and sustained levels of inflation and higher-than-anticipated UK interest rates.
- A sharp slowdown in the UK housing market including large falls in UK house prices, reduced mortgage lending and an increase in mortgage servicing costs.
- Climate-related risks including those related to a disorderly climate transition.

These internal scenarios were used to examine going concern capital requirements on a forward-looking basis by assessing the resilience of capital adequacy and leverage ratios. The assessment included assumptions about regulatory and accounting factors (such as IFRS 9). They also incorporated key assumptions on balance sheet and P&L drivers, such as impairments, to demonstrate that NatWest Group maintains sufficient capital. Applying the scenarios to NatWest Group's capital, liquidity and funding positions did not result in a breach of any regulatory thresholds.

Reverse stress testing is also carried out in order to identify circumstances that may lead to specific, defined outcomes such as business failure. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully. During 2022, reverse stress testing considered the impact of sustained income challenges and increased impairments in a recession. The analysis concluded that a significant drop in UK GDP (-15% to -20%), coupled with high unemployment (13% to 16%), a collapse in house prices (-44% to -48%) and a dramatic reduction in asset prices (commercial real estate values falling by up to 78%) is required for NatWest Group to breach its defined thresholds, which are currently deemed to be implausible scenarios.

Consideration was also given to the operational resilience of NatWest Group across a range of operational risk scenarios including conduct, financial crime, climate and a cyberattack. While NatWest Group has not been subject to a material cyberattack and operates a multi-layered system of defences, there is a possibility that a cyberattack could have a severe effect on operations. The evolving threat is continually monitored with a focus on managing the impact of any attack and sustaining availability of services for NatWest Group's customers. As cyberattacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability designed to defend against emerging threats.

Risks facing NatWest Group are identified and assessed through NatWest Group's EWRMF which is outlined in the Risk overview section. The Board reviews and approves the EWRMF and monitors performance against risk appetite.

Despite elevated economic and political uncertainty, NatWest Group's risk profile remained stable in 2022. Risk appetite is a key consideration in assessing the risk profile and the Board monitors performance against risk appetite including in relation to credit risk, liquidity and funding, financial crime, conduct and operational risk. In 2022, there were no material breaches in risk appetite that were viewed as a threat to the viability of NatWest Group.

NatWest Group's top and emerging threats process also highlights threat scenarios that could have a significant negative impact on NatWest Group's ability to operate or deliver its strategy. In 2022, the top and emerging threats were subject to regular review by the Executive Risk Committee and the Board Risk Committee. This included horizon scanning activity, to enable early identification and mitigation of emerging strategic threats. Top and emerging threats are also a significant consideration in internal scenario planning as well as the ICAAP and ILAAP.

NatWest Group is impacted in the longer term by a wide range of macroeconomic, political, regulatory, technological, social and environmental developments. The evolving operating environment presents opportunities and risks which NatWest Group continue to evaluate including via top and emerging threats.

The 2022 Annual Report and Accounts were considered as part of the assessment. This includes review of the principal risks and uncertainties set out on pages 64 to 67 and highlights the possible impact of legal, regulatory and competitive factors on NatWest Group. The detailed disclosure of financial performance of NatWest Group was considered as part of the assessment. This included:

- NatWest Group's robust capital position; CET1 ratio of 14.2%. The current capital position provides significant headroom above both NatWest Group's minimum requirements and its maximum distributable amount threshold requirements.
- The sustainable profitability and capital generation of the business.
- NatWest Group's strong liquidity and funding position with a robust liquidity coverage ratio of 145%, £52 billion of excess over the regulatory minimum of 100% and a net stable funding ratio of 145%.

NatWest Group participates in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. The Bank of England returned to the annual cyclical scenario (ACS) stress-test framework in 2022 and published the scenario in September 2022. The ACS scenario was considered when calibrating the internal scenarios and therefore informed the Board's assessment of viability.

The 2022 ACS was aimed at testing the resilience of the UK banking system to deep simultaneous recessions in the UK and global economies, large falls in asset prices and higher global interest rates, and a separate stress of misconduct costs. The Bank of England will publish results of the ACS in summer 2023.

NatWest Group also took part in the Bank of England's Climate Biennial Exploratory Scenario (CBES) conducted in late 2021 and early 2022, with the results published by the Bank of England in May 2022. Insight from the analysis carried out to support participation in the CBES supported further embedding of climate risk into NatWest Group's business model, operations and risk framework in line with regulatory expectations.

Based on the factors outlined above, the current financial forecasts including the strength of its capital and liquidity positions, the management of NatWest Group's principal risks, including mitigating actions, the Board has a reasonable expectation that NatWest Group will be able to continue in operation and meet its liabilities over the three-year period of the assessment.

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Non-financial information statement

This non-financial information statement provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006. We integrate non-financial and Environmental, Social and Governance (ESG) information across the Strategic report and wider reporting suite, thereby promoting cohesive reporting of non-financial and ESG matters.

ESG reporting frameworks and guidance

We are actively monitoring developments including in relation to metrics. In 2022, our focus included the Sustainability Accounting Standards Board (SASB) standards, the Global Reporting Initiative (GRI) standards, the Task Force on Climate-related Financial Disclosures (TCFD) and the World Economic Forum (WEF) International Business Council (IBC) metrics. As signatories of the UN Principles for Responsible Banking, our ambition is to further align our strategy with the 2015 Paris Agreement and the UN Sustainable Development Goals (SDGs).

Further information on non-financial and ESG matters can be found within our reporting suite.

- Climate-related Disclosures Report
- ESG Disclosures Report
- ESG Frameworks Appendix
- natwestgroup.com

Assurance Approach

NatWest Group plc appointed Ernst & Young LLP (EY) to provide independent assurance over certain sustainability metrics and elements of the UN Principles for Responsible Banking (UN PRB) Template. These sustainability metrics are marked with an asterisk (*) within this report and the UN PRB Template is presented within the ESG Frameworks Appendix. The assurance engagement was planned and performed in accordance with the International Standard on Assurance Engagements (UK) 3000 (July 2020) Assurance Engagements Other than Audits or Reviews of Historical Financial Information ("ISAE (UK)3000 (July 2020)").

An assurance report was issued and is available at natwestgroup.com. This report includes further details on the scope, respective responsibilities, work performed, limitations and conclusion.

UN Principles for Responsible Banking

We became signatories to the UN Principles for Responsible Banking (PRB) in September 2019 and our ambition is to further align our strategy with the Paris Climate Agreement and the UN Sustainable Development Goals (SDGs). In 2022, we were invited to join the PRB Framework Review Taskforce, which led to an updated self-assessment report template which was launched in September 2022. We have adopted this new template, and in line with requirements for our third self-assessment, elements of our PRB reporting are subject to limited assurance.

Further information on the PRB can be found in the ESG Disclosures Report and our third self-assessment PRB report can be found in the ESG Frameworks Appendix available at natwestgroup.com.

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ADDITIONAL INFORMATION

Reporting requirement		Page references in this report	Relevant policy or document available at natwest.com
Business model	• Investment case • Our purpose framework • Our business model • Our strategy • Our purpose-led areas of focus • Business performance • Climate-related disclosures	• 10 • 12 to 13 • 18 to 21 • 22 to 23 • 26 to 28 • 29 to 35 • 53 to 63	2022 Climate-related Disclosures Report
Our stakeholders	• Our stakeholders • Section 172(1) statement • Stakeholder focus areas	• 36 to 39 • 40 to 41 • 42 to 52	
Environment	• Market environment • Climate-related disclosures • Risk management • Risk factors	• 16 to 17 • 53 to 63 • 64 to 67 • 404 to 425	Environmental, social and ethical policies
Our colleagues	• Colleagues • Diversity and Inclusion	• 46 to 47 • 48 to 49	Our code of conduct
Governance	• Governance at a glance • Section 172(1) statement • Boardroom Inclusion Policy • Corporate governance • Directors' remuneration report • Report of the directors	• 92 to 93 • 40 to 41 • 93 • 84 to 133 • 138 to 151 • 171 to 174	Boardroom Inclusion Policy
Social matters	• Market environment • Our strategy • Stakeholder focus areas • Our business model	• 16 to 17 • 22 to 23 • 42 to 52 • 18 to 21	Supplier Charter
Respect for human rights	• Respecting human rights	• 52	Human Rights Position Statement
Anti-bribery and corruption (ABC)	• Risk management • Risk and capital management • Training	• 64 to 67 • 176 to 283 • 64, 178	Statement on Anti-Bribery and Corruption
Risk management	• Risk management • Risk and capital management • Risk factors	• 64 to 67 • 176 to 283 • 404 to 425	Environmental, social and ethical policies

Chief Financial Officer's review



Katie Murray
Chief Financial Officer

We are pleased to report an attributable profit in 2022 of £3,340 million, with earnings per share of 33.8 pence and a RoTE of 12.3%.

Total income, excluding notable items, was 28.3% higher in the year. Go-forward income, excluding notable items, was £13.1 billion, exceeding our income guidance for the year, and we achieved our cost reduction target of around 3%. A net impairment charge of 9 basis points was in line with guidance and, whilst default levels remain low, we continue to monitor the evolving economic outlook. This strong operating performance was net of a £1.0 billion attributable loss from our continued withdrawal from the Republic of Ireland.

Total income increased by 26.1% to £13,156 million compared with 2021. Excluding notable items, income was £2,877 million, or 28.3%, higher than 2021 driven by volume growth, increased transactional related fees, higher trading income and favourable yield curve movements. Bank NIM of 2.85% was 55 basis points higher than 2021.

Total operating expenses were £71 million lower than 2021. Other operating expenses, for the Go-forward group, were £201 million, or 2.9%, lower than 2021, in line with our cost reduction target of around 3%. The decrease in the year principally reflects property exits, continued focus on customer journeys and strategic efficiency initiatives.

A net impairment charge of £337 million principally reflects the latest macro-economics, including updated scenarios and their associated weighting. Underlying book performance remains strong, with credit conditions remaining benign and levels of default remaining low. Compared with 2021, our ECL provisions have reduced by £0.4 billion to £3.4 billion, and our ECL coverage ratio has decreased from 1.03% to 0.91%.

The tax charge for the year includes a £267 million credit in the carrying value of the deferred tax asset in respect of tax losses, reflecting an improvement in the outlook when compared with the position at the end of 2021. In addition, the charge also includes a credit of £135 million in respect of an inflationary uplift in the value of UK Government Index Linked Gilt assets that is not subject to corporation tax.

Net lending increased by £7.3 billion, or 2.0%, in 2022 primarily reflecting £14.4 billion of mortgage lending growth in Retail Banking and £5.7 billion of growth in Commercial & Institutional, partially offset by a £14.6 billion reduction in Central items & other, which included a £6.4 billion decrease as we continued our exit from the Republic of Ireland. Retail Banking gross new mortgage lending for the year was £41.4 billion compared with £36.0 billion in 2021. Within Commercial & Institutional, growth was largely within Corporate & Institutions whilst UK Government Scheme lending reduced by £3.4 billion.

Customer deposits reduced by £29.5 billion in the year to £450.3 billion principally reflecting a £14.2 billion reduction in Commercial & Institutional, due to an overall market liquidity contraction in the second half of the year and reduction in Corporate and Institutions, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value, and a £12.2 billion reduction due to our withdrawal from the Republic of Ireland.

TNAV per share reduced by 8 pence in the year to 264 pence principally reflecting movements in cash flow hedging reserves of 34 pence per share, dividend payments and other reserve movements partially offset by the attributable profit.

Capital and leverage

The CET1 ratio remains robust at 14.2%, or 14.0% excluding IFRS 9 transitional relief. The 170 basis point reduction compared with 1 January 2022 primarily reflected distributions and linked pension accruals of c.310 basis points. Compared with the 1 January 2022 position, RWAs reduced by £0.2 billion as lending growth and model changes were offset by a £5.7 billion reduction in the Republic of Ireland.

We reached agreement with our pension trustees to restructure the previous agreement to make dividend linked contributions and we will no longer pay £471 million in 2023. We have agreed to create a trust structure to hold those assets and that gives the pension fund rights to assets in the value of £471 million in the event a future funding requirement arises based on pre-agreed triggers. These assets will remain on the Group balance sheet in the meantime. We continue to hold the same deduction against capital.

Funding and liquidity

LCR reduced to 145% during the year driven by a decrease in the liquidity portfolio, primarily reflecting lending growth and reduced customer deposits along with shareholder distributions, and a relatively lower reduction in net outflows.

	2022	2021[1]	Variance
		Year ended	
Continuing operations			
Total income	**£13,156m**	£10,429m	26.1%
Total income excluding notable items[2]	**£13,061m**	£10,184m	28.3%
Operating expenses	**(£7,687m)**	(£7,758m)	(0.9%)
Profit before impairment (losses)/releases	**£5,469m**	£2,671m	104.8%
Operating profit before tax	**£5,132m**	£3,844m	33.5%
Go-forward group[3]			
Total income excluding notable items[4]	**£13,063m**	£10,074m	29.7%
Other operating expenses[4]	**(£6,648m)**	(£6,849m)	(2.9%)
Performance key metrics and ratios			
Bank net interest margin[4,5]	**2.85%**	2.30%	55bps
Bank average interest earning assets[4,5]	**£345bn**	£327bn	5.5%
Cost:income ratio (excl. litigation and conduct)[4]	**55.5%**	69.9%	(14.4%)
Loan impairment rate[4]	**9bps**	(32bps)	41bps
Profit attributable to ordinary shareholders	**£3,340m**	£2,950m	13.2%
Total earnings per share attributable to ordinary shareholders – basic[6]	**33.8p**	27.3p	6.5p
Return on tangible equity[4]	**12.3%**	9.4%	2.9%
Lending and deposits			
Loans to customers – amortised cost	**£366.3bn**	£359.0bn	2.0%
Customer deposits	**£450.3bn**	£479.8bn	(6.1%)
Capital, funding and liquidity			
Common Equity Tier 1 (CET1) ratio[7]	**14.2%**	18.2%	(400bps)
Risk-weighted assets (RWAs)[7]	**£176.1bn**	£157.0bn	£19.1bn
Liquidity coverage ratio (LCR)	**145%**	172%	(27%)
Total wholesale funding	**£74.4bn**	£76.7bn	(£2.3bn)
Tangible net asset value (TNAV) per ordinary share[8]	**264p**	272p	(8p)

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations.
(2) Refer to the following page for details of notable items within total income.
(3) Go-forward group excludes Ulster Bank RoI and discontinued operations.
(4) Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-financial measures and performance metrics.
(5) NatWest Group excluding liquid asset buffer.
(6) At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares for earnings per share has been adjusted retrospectively.
(7) Refer to the Capital, liquidity and funding risk section for details of basis of preparation. On 1 January 2022 the proforma CET1 ratio was 15.9% and RWAs were £176.3 billion following regulatory changes.
(8) The number of ordinary shares in issue excludes own shares held. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted for the effect of the share consolidation referred to in footnote 6 above.

Three legally binding agreements for the sale of the UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland: the transfer of performing commercial loans to Allied Irish Banks, p.l.c. (AIB), the sale of performing non-tracker mortgages, performing micro-SME loans, UBIDAC's asset finance business and 25 of its branch locations to Permanent TSB p.l.c Group Holdings p.l.c (PTSB) and an agreement with AIB for the sale of performing tracker and linked mortgages. The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group on 31 December 2022. The Financial review presents the results of the NatWest Group's continuing operations. For further details refer to Note 8 Discontinued operations and assets and liabilities of disposal groups in the Notes to the consolidated financial statements.

Financial summary

Income - Continuing operations	2022 £m	2021[1] £m	Variance £m	%
Interest receivable [2]	12,637	9,234	3,403	36.9
Interest payable [2]	(2,795)	(1,699)	(1,096)	64.5
Net interest income	9,842	7,535	2,307	30.6
Net fees and commissions	2,292	2,120	172	8.1
Income from trading activities	1,133	323	810	250.8
Other operating income	(111)	451	(562)	(124.6)
Non-interest income	3,314	2,894	420	14.5
Total income	13,156	10,429	2,727	26.1
Total income excluding notable items	13,061	10,184	2,877	28.3
Notable items within total income [3]				
Private Banking				
Consideration on the sale of the Adam & Company Investment Management Ltd	—	54		
Commercial & Institutional				
Fair value and disposal losses and asset disposals/strategic risk reduction	(45)	(86)		
Tax variable lease repricing	—	32		
Own credit adjustments (OCA)	42	6		
Central items & other				
Loss on redemption of own debt	(161)	(138)		
Effective interest rate adjustment as a result of redemption of own debt	(41)	—		
Profit from insurance liabilities	92	—		
Ulster Bank RoI gain arising from the restructuring of structural hedges	—	35		
Ulster Bank RoI fair value mortgage adjustments	(51)	—		
Liquidity asset bond sale (losses)/gains	(88)	120		
Share of associate (losses)/profits for Business Growth Fund	(22)	219		
Property strategy update	—	(44)		
Interest and FX risk management derivatives not in accounting hedge relationships [4]	369	47		
Total	95	245		

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3) Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of Non-IFRS financial and performance measures.
(4) Included in income from trading activities.

2022 compared with 2021

– Total income increased by 26.1% to £13,156 million compared with 2021. Excluding notable items, income was £2,877 million, or 28.3%, higher than 2021 driven by volume growth, increased transactional related fees, higher trading income and favourable yield curve movements.

– Bank NIM of 2.85% was 55 basis points higher than 2021 principally reflecting the impact of base rate increases.
– Structural hedges, which averaged £223 billion notional in 2022, generated £2.1 billion of net interest income for the year, compared with £1.4 billion of net interest income on a balance of £190 billion in 2021.

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Financial summary continued

Operating expenses - Continuing operations	2022 £m	2021 (1) £m	Variance £m	Variance %
Staff expenses	3,671	3,676	(5)	(0.1)
Premises and equipment	1,112	1,133	(21)	(1.9)
Other administrative expenses	1,686	1,560	126	8.1
Depreciation and amortisation	833	923	(90)	(9.8)
Other operating expenses	7,302	7,292	10	0.1
Litigation and conduct costs	385	466	(81)	(17.4)
Operating expenses	7,687	7,758	(71)	(0.9)

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

2022 compared with 2021

- Operating expenses were £71 million lower than in 2021. Operating expenses in the Go-forward group, excluding litigation and conduct costs of £385 million (2021 - £466 million), were £6,648 million (2021 - £6,849 million). The decrease of £201 million, or 2.9%, was in line with our cost reduction target of around 3% and principally reflects property exits, continued focus on customer journeys and strategic efficiency initiatives. This has been supported by ongoing strategic investment in key areas, including Data, Technology and Financial Crime.
- Litigation and conduct costs of £385 million represent the net impact of a number of remediation and litigation matters concluding, including customer due diligence costs paid during the year. Refer to Note 26 to the consolidated financial statements for additional information on other litigation and conduct matters.

Impairments - Continuing operations	2022 £m	2021 (1) £m	Variance £m	Variance
Loans - amortised cost and FVOCI	377,153	369,827	7,326	2.0%
ECL provisions	3,434	3,806	(372)	(9.8%)
ECL provisions coverage ratio	0.91%	1.03%	(0.12%)	(11.7%)
Impairment losses/(releases)				
ECL charge/(release) (2)	337	(1,173)	1,510	(128.7%)
Amounts written off	482	876	(394)	(45.0%)

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2) The table above summarises loans and related credit impairment measured on an IFRS 9 basis. Refer to Credit Risk – Banking activities in the Risk and capital management section for further details.

2022 compared with 2021

- A net impairment charge of £337 million principally reflects the latest macro-economics, including updated scenarios and their associated weighting, with more weight being placed on the downside scenario. Underlying book performance remains strong, with credit conditions remaining benign, with levels of default remaining low. Compared with 2021, our ECL provisions have reduced by £0.4 billion to £3.4 billion, and our ECL coverage ratio has decreased from 1.03% to 0.91%. The element of our economic uncertainty post model adjustments (PMA) that relates to COVID-19 risks has been reduced, which, when combined with revisions to our scenario weightings, has allowed us to reduce the amount we hold as economic uncertainty PMA to £0.4 billion, or 10.3% of total impairment provisions.

Tax - Continuing operations	2022 £m	2021 (1) £m
Tax charge	(1,275)	(996)
UK corporation tax rate	19.0%	19.0%
Effective tax rate	24.8%	25.9%

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

2022 compared with 2021

- A tax charge of £1,275 million for the year ended 31 December 2022 arises rather than the expected charge of £975 million based on the corporation tax rate of 19%. The higher tax charge reflects the UK banking surcharge, no tax relief for RoI tax losses, and other non-deductible items. These factors have been partially offset by tax credits in respect of the carrying value of loss DTAs and the RPI uplift on indexed linked gilts. Further details can be found in Note 7 to the consolidated financial statements.

Summary consolidated balance sheet as at 31 December 2022

	2022 £m	2021 £m	Variance £m	%
Assets				
Cash and balances at central banks	144,832	177,757	(32,925)	(19)
Trading assets	45,577	59,158	(13,581)	(23)
Derivatives	99,545	106,139	(6,594)	(6)
Settlement balances	2,572	2,141	431	20
Loans to banks - amortised cost	7,139	7,682	(543)	(7)
Loans to customers - amortised cost	366,340	358,990	7,350	2
Other financial assets	30,895	46,145	(15,250)	(33)
Other assets (including intangible assets)	16,292	14,965	1,327	9
Assets of disposal groups	6,861	9,015	(2,154)	(24)
Total assets	720,053	781,992	(61,939)	(8)
Liabilities				
Bank deposits	20,441	26,279	(5,838)	(22)
Customer deposits	450,318	479,810	(29,492)	(6)
Settlement balances	2,012	2,068	(56)	(3)
Trading liabilities	52,808	64,598	(11,790)	(18)
Derivatives	94,047	100,835	(6,788)	(7)
Other financial liabilities	49,107	49,326	(219)	(0)
Subordinated liabilities	6,260	8,429	(2,169)	(26)
Notes in circulation	3,218	3,047	171	6
Other liabilities	5,346	5,797	(451)	(8)
Total liabilities	683,557	740,189	(56,632)	(8)
Total equity	36,496	41,803	(5,307)	(13)
Total liabilities and equity	720,053	781,992	(61,939)	(8)
Tangible net asset value per ordinary share (pence) (1)	264p	272p	(8)p	(3)

(1) Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares.

– Total assets of £720.1 billion as at 31 December 2022 decreased by £61.9 billion, 8%, compared with 31 December 2021. This was primarily driven by decreases in cash and balances at central banks, other financial assets, trading assets and derivative assets partially offset by an increase in loans to customers.
– Cash and balances at central banks decreased by £32.9 billion mainly due to net business segment funding outflows driven by an overall market liquidity contraction, £28.0 billion, movements in FX swaps £8.0 billion and higher levels of debt market activity £4.0 billion partly offset by liquidity management measures, £8.0 billion.
– Other financial assets decreased by £15.3 billion mainly as a result of net Government and Supranational bond trading of £13.5 billion and lower mark-to-market valuations of £1.6 billion on account of higher interest rates.
– Trading assets and trading liabilities reduced by £13.6 billion and £11.8 billion respectively, reflecting the lower trading activity in response to the volatility in key currency rates.
– Derivative assets decreased by £6.6 billion, 6%, to £99.5bn and liabilities decreased by £6.8 billion, 7%, to £94.0 billion. These movements were driven by a decrease in interest rate trading books on account of lower mark-to-market valuations in main currencies partially offset by an increase in exchange rate assets trading book.

– Total loans to customers increased by £7.4 billion to £366.3 billion, primarily reflecting £14.4 billion growth in Retail Banking mortgage business and a £5.7 billion increase in Commercial & Institutional partially offset by a £14.6 billion reduction in Central items & other, which included a £6.4 billion decrease as we continued our exit from the Republic of Ireland.
– Customer deposits decreased by £29.5 billion principally reflecting a reduction of £14.2 billion in Commercial & Institutional, due to an overall market liquidity contraction in the second half of the year and a £12.2 billion reduction as a result of the withdrawal from the Republic of Ireland.
– Bank deposits decreased by £5.8 billion mainly due to lower repo activity due to market conditions.
– Other financial liabilities, which includes customer deposits at fair value through profit and loss and debt securities in issue, decreased by £0.2 billion, to £49.1 billion.
– Subordinated liabilities have decreased by £2.2 billion, 26%, to £6.3 billion due to redemptions partially offset by new issuances.
– Other liabilities decreased by £0.5 billion, 8%, to £5.3 billion mainly due to a decrease in financial guarantees and accrued lease liabilities.
– Owners' equity decreased by £5.3 billion, 13%, to £36.5 billion, driven by share repurchase, ordinary and paid-in equity dividends paid, partially offset by the attributable profit for the year.

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Segmental summary income statements

Two changes to reportable segments have been made;

On 27 January 2022, NatWest Group announced that a new business segment, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single business segment, with common management and objectives, to best support our customers across the full non-personal customer lifecycle.

Following good progress with respect to the phased withdrawal from the Republic of Ireland, announced in February 2021, Ulster Bank RoI continuing operations are now included in Central items & other.

Comparatives have been re-presented. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

Continuing operations

2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total NatWest Group £m
Net interest income	5,224	777	4,171	(330)	9,842
Non-interest income	422	279	2,242	371	3,314
Total income	5,646	1,056	6,413	41	13,156
Direct expenses	(700)	(219)	(1,497)	(4,886)	(7,302)
Indirect expenses	(1,784)	(391)	(2,066)	4,241	—
Other operating expense	(2,484)	(610)	(3,563)	(645)	(7,302)
Litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Operating expenses	(2,593)	(622)	(3,744)	(728)	(7,687)
Operating profit/(loss) before impairment losses/releases	3,053	434	2,669	(687)	5,469
Impairment (losses)/releases	(229)	2	(122)	12	(337)
Operating profit/(loss)	2,824	436	2,547	(675)	5,132
Total income excluding notable items	5,646	1,056	6,416	(57)	13,061
Return on tangible equity [1]	na	na	na	na	12.3%
Return on equity [2]	28.6%	24.5%	12.2%	nm	na
Cost:income ratio (excl. litigation and conduct) [1]	44.0%	57.8%	55.6%	nm	55.5%
Customer deposits (£bn)	188.4	41.2	203.3	17.4	450.3
Average interest earning assets (£bn)	190.8	19.1	126.1	nm	345.2
Net interest margin [1]	2.74%	4.07%	3.31%	nm	2.85%
Third party asset rate [3]	2.64%	3.01%	3.53%	nm	nm
Third party customer funding rate [3]	(0.20%)	(0.27%)	(0.21%)	nm	nm

For the notes to this table, refer to the following page. nm = not meaningful, na = not applicable.

Segmental summary income statements continued
Continuing operations

2021 (4)	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total NatWest Group £m
Net interest income	4,074	480	2,974	7	7,535
Non-interest income	371	336	1,864	323	2,894
Total income	4,445	816	4,838	330	10,429
Direct expenses	(805)	(200)	(1,773)	(4,514)	(7,292)
Indirect expenses	(1,632)	(323)	(1,873)	3,828	—
Other operating expense	(2,437)	(523)	(3,646)	(686)	(7,292)
Litigation and conduct costs	(76)	3	(111)	(282)	(466)
Operating expenses	(2,513)	(520)	(3,757)	(968)	(7,758)
Operating profit/(loss) before impairment releases/losses	1,932	296	1,081	(638)	2,671
Impairment releases/(losses)	36	54	1,160	(77)	1,173
Operating profit/(loss)	1,968	350	2,241	(715)	3,844
Total income excluding notable items	4,445	762	4,886	91	10,184
Return on tangible equity (1)	na	na	na	na	9.4%
Return on equity (2)	26.1%	17.0%	10.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	54.8%	64.1%	75.4%	nm	69.9%
Customer deposits (£bn)	188.9	39.3	217.5	34.1	479.8
Average interest earning assets (£bn)	179.1	18.3	121.0	nm	327.3
Net interest margin (1)	2.27%	2.63%	2.46%	nm	2.30%
Third party customer asset rate (3)	2.66%	2.36%	2.71%	nm	nm
Third party customer funding rate (3)	(0.06%)	—	(0.02%)	nm	nm

nm = not meaningful, na = not applicable.

(1)   Refer to the Non-IFRS financial measures section for details of the basis of preparation.
(2)   NatWest Group's CET1 target is approximately 13-14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit or loss adjusted for preference share dividends and tax, is divided by average notional equity allocated at different rates of 13% (Retail Banking), 11% (Private Banking), and 14% (Commercial & Institutional), of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions. NatWest Group return on equity is calculated using profit attributable to ordinary shareholders. Refer to the Non-IFRS financial measures section for details of the basis of preparation.
(3)   Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded from the customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets, and excludes liquid asset buffer.
(4)   Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

Segment performance

Retail Banking

Income statement	2022 £m	2021 £m	Variance £m	%
Net interest income	5,224	4,074	1,150	28.2%
Non-interest income	422	371	51	13.7%
Total income	5,646	4,445	1,201	27.0%
Other operating expenses	(2,484)	(2,437)	(47)	1.9%
Litigation and conduct costs	(109)	(76)	(33)	43.4%
Operating expenses	(2,593)	(2,513)	(80)	3.2%
Impairment (losses)/releases	(229)	36	(265)	(736.1)%
Operating profit	2,824	1,968	856	43.5%

Performance ratios (1)	2022	2021	Variance	
Return on equity	28.6%	26.1%	2.5%	
Net interest margin	2.74%	2.27%	0.47%	
Cost:income ratio (excl. litigation and conduct)	44.0%	54.8%	(10.8%)	
Loan impairment rate	11bps	(2bps)	13bps	

(1) Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Capital and balance sheet	2022 £bn	2021 £bn	Variance £bn	%
Loans to customers (amortised cost)				
- personal advances	7.6	7.1	0.5	7.0%
- mortgages	187.2	172.8	14.4	8.3%
- cards	4.4	3.8	0.6	15.8%
Total loans to customers (amortised cost)	199.2	183.7	15.5	8.4%
Loan impairment provisions	(1.6)	(1.5)	(0.1)	6.7%
Net loans to customers (amortised cost)	197.6	182.2	15.4	8.5%
Total assets	226.4	210.0	16.4	7.8%
Customer deposits	188.4	188.9	(0.5)	(0.3%)
Risk-weighted assets	54.7	36.7	18.0	49.0%

2022 compared with 2021

— In 2022, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering a return on equity of 28.6% and an operating profit of £2,824 million.

— Retail Banking provided £4.0 billion of climate and sustainable funding and financing in 2022.

— Total income was £1,201 million, or 27.0%, higher than 2021 reflecting strong loan growth and higher transactional-related fee income, higher deposit income, supported by interest rate rises, partially offset by lower mortgage margins.

— Net interest margin was 47 basis points higher than 2021 reflecting higher deposit returns, partly offset by mortgage margin pressure.

— Other operating expenses were £47 million, or 1.9%, higher than 2021 primarily driven by higher fraud losses, increased investment in financial crime prevention, increased data related costs and the impact of pay awards to support colleague cost of living challenges. This was partly offset by a 4.4% headcount reduction as a result of the continued digitalisation, automation and improvement of end-to-end customer journeys.

— Impairment losses of £229 million in 2022 primarily reflect continued low level of stage 3 defaults as well as updated economic outlook scenarios partly offset by provision releases in stage 2. Provision coverage of 0.81% remains strong.

— Net loans to customers increased by £15.4 billion, or 8.5%, in 2022 mainly reflecting continued mortgage growth of £14.4 billion, with gross new mortgage lending of £41.4 billion representing flow share of around 13%. Cards balances increased by £0.6 billion and personal advances increased by £0.5 billion in 2022 reflecting continued strong customer demand.

— Customer deposits decreased by £0.5 billion, or 0.3%, in 2022 driven by higher outflows in H2 2022 as customers started to spend following relaxation of Covid-related restrictions and competition for deposit balances increased. Personal savings balances decreased by £0.9 billion partly offset by personal current accounts balance growth of £0.4 billion in 2022.

— RWAs increased by £2.6 billion, or 5.0% versus 1 January 2022 reflecting lending growth and a further increase of 1st January 2022 mortgage regulatory changes of £1.0 billion, partly offset by quality improvements. No material impact of procyclicality evident.

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Segment performance continued
Private Banking

Income statement	2022	2021	Variance	
	£m	£m	£m	%
Net interest income	777	480	297	61.9%
Non-interest income	279	336	(57)	(17.0%)
Total income	1,056	816	240	29.4%
Other operating expenses	(610)	(523)	(87)	16.6%
Litigation and conduct costs	(12)	3	(15)	(500.0%)
Operating expenses	(622)	(520)	(102)	19.6%
Impairment releases	2	54	(52)	(96.3%)
Operating profit	436	350	86	24.6%
Performance ratios (1)				
Return on equity	24.5%	17.0%	7.5%	
Net interest margin	4.07%	2.63%	1.4%	
Cost:income ratio (excl. litigation and conduct)	57.8%	64.1%	(6.3%)	
Loan impairment rate	(1bp)	(29bps)	28bps	
Net new money (£bn)	2.0	3.0	(1.0)	

(1) Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Capital and balance sheet	2022	2021	Variance	
	£bn	£bn	£bn	%
Loans to customers (amortised cost)				
- personal	2.2	2.3	(0.1)	(4.3%)
- mortgages	12.7	11.8	0.9	7.6%
- other	4.4	4.4	—	—
Total loans to customers (amortised cost)	19.3	18.5	0.8	4.3%
Loan impairment provisions	(0.1)	(0.1)	—	—
Net loans to customers (amortised cost)	19.2	18.4	0.8	4.3%
Total assets	29.9	29.9	—	—
Assets under management (AUMs) (1)	28.3	30.2	(1.9)	(6.3%)
Assets under administration (AUAs) (1)	5.1	5.4	(0.3)	(5.6%)
Assets under management and administration (AUMA) (1)	33.4	35.6	(2.2)	(6.2%)
Customer deposits	41.2	39.3	1.9	4.8%
Loan:deposit ratio (excl. repos and reverse repos) (1)	47%	47%	—	—
Risk-weighted assets	11.2	11.3	(0.1)	(0.9%)

(1) Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

2022 compared with 2021

− During 2022, Private Banking provided a strong operating performance with continued balance growth, delivering a return on equity of 24.5%, 7.5 percentage points higher than 2021, and operating profit of £436 million.
− Private Banking provided £0.2 billion of climate and sustainable funding and financing in 2022. At the end of 2022, £6.5 billion of AUM are invested in funds that are on net zero trajectory and are decarbonising at an average rate of 7% per annum.
− Total income of £1,056 million was £240 million, or 29.4%, higher than 2021 driven by higher deposit and lending balances and improved deposit returns supported by interest rate rises. This represents a particularly strong performance given that Q4 2021 reflected the £54 million consideration from the sale of Adam & Company Investment Management Ltd.
− Net interest margin was 144 basis points higher than 2021 reflecting higher deposit returns and lending growth. Mortgage book margin was 163 basis points in the year.
− Other operating expenses were £87 million, or 16.6%, higher than 2021 due to continued investment in people and technology to enhance AUMA growth propositions and increased investment in financial crime prevention.

− Impairment releases of £2 million in 2022 primarily reflect continued low level of stage 3 defaults and release of post model adjustments, partly offset by a revision of the economic outlook scenario assumptions.
− AUM net new money was £2.0 billion during 2022, which represented 5.6% of opening AUMA balances on an annualised basis, demonstrating a strong performance given volatile investment market conditions. Digital net new money was £0.3 billion, which represented 20.6% of opening Digital AUMA balances. AUMAs decreased by £2.2 billion, or 6.2%, in 2022 primarily reflecting adverse investment market movements of £4.0 billion.
− Customer deposits increased by £1.9 billion, or 4.8%, largely driven by strong savings growth, particularly during H1 2022.
− Net loans to customers increased by £0.8 billion, or 4.3%, in 2022 due to above market mortgage growth of 8%, whilst RWAs decreased by £0.1 billion, or 0.9% driven by capital optimisation initiatives.

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ADDITIONAL INFORMATION

Segment performance continued

Commercial & Institutional

Income statement	2022 £m	2021 £m	Variance £m	%
Net interest income	4,171	2,974	1,197	40.2%
Non-interest income	2,242	1,864	378	20.3%
Total income	6,413	4,838	1,575	32.6%
Other operating expenses	(3,563)	(3,646)	83	(2.3%)
Litigation and conduct costs	(181)	(111)	(70)	63.1%
Operating expenses	(3,744)	(3,757)	13	(0.3%)
Impairment (losses)/releases	(122)	1,160	(1,282)	(110.5%)
Operating profit	2,547	2,241	306	13.7%
Performance ratios [1]				
Return on equity	12.2%	10.9%	1.3%	
Net interest margin	3.31%	2.46%	0.9%	
Cost:income ratio (excl. litigation and conduct)	55.6%	75.4%	(19.8%)	
Loan impairment rate	9bps	(92bps)	101bps	

(1) Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Capital and balance sheet	2022 £bn	2021 £bn	Variance £bn	%
Loans to customers (amortised cost)				
- Business Banking	6.1	8.0	(1.9)	(23.8%)
- Commercial Mid-market	71.7	72.5	(0.8)	(1.1%)
- Corporate & Institutions	53.7	45.4	8.3	18.3%
Total loans to customers (amortised cost)	131.5	125.9	5.6	4.4%
Loan impairment provisions	(1.6)	(1.7)	0.1	(5.9%)
Net loans to customers (amortised cost)	129.9	124.2	5.7	4.6%
Total assets	404.8	425.9	(21.1)	(5.0%)
Funded assets	306.3	321.3	(15.0)	(4.7%)
Customer deposits	203.3	217.5	(14.2)	(6.5%)
Loan:deposit ratio (excl. repos and reverse repos) [1]	64%	57%	7.0%	
Risk-weighted assets	103.2	98.1	5.1	5.2%

2022 compared with 2021

— During 2022, Commercial & Institutional delivered a strong performance with a return on equity of 12.2% and an operating profit of £2,547 million.
— Commercial & Institutional provided £20.3 billion of climate and sustainable funding and financing in 2022.
— Total income was £1,575 million, or 32.6%, higher than 2021 reflecting higher deposit returns from an improved interest rate environment, net loan growth, improved card payment fees and higher markets income. Markets income[1] of £698 million, was £231 million, or 49.5%, higher than 2021 reflecting stronger performance across the product suite.
— Net interest margin was 85 basis points higher than 2021 reflecting higher deposits returns.
— Other operating expenses were £83 million, or 2.3%, lower than 2021 reflecting cost efficiencies whilst continuing to invest in the business. A 4.2% headcount increase was a result of continuing to build capability including the take payment proposition.

— A net impairment charge of £122 million in 2022 was predominantly driven by the downward revision of economic outlook assumptions in the scenarios compared to a £1,160 million credit in 2021.
— Net loans to customers increased by £5.7 billion, or 4.6%, in 2022 due to increased term loans and funds activity within Corporate and Institutions, growth in invoice and asset finance balances within the Commercial Mid-market business partly offset by UK Government scheme balance reductions of £3.4 billion across Commercial Mid-market and Business Banking.
— Customer deposits decreased by £14.2 billion, or 6.5% in 2022 due to overall market liquidity contraction in the second half of the year following heightened levels built up during Covid in 2020 and 2021 and reductions in Corporate and Institutions, particularly non-operational accounts in Financial Institutions and professional services with relatively low margin and funding value.
— RWAs increased by £5.1 billion, or 5.2%, in 2022 primarily reflecting 1st January 2022 regulatory changes and lending growth partly offset by a reduction in counterparty credit risk, operational risk and management actions.

(1) Markets income excludes asset disposals/strategic risk reduction, own credit risk adjustments and central items.

Segment performance continued
Central items & other

Following good progress with respect to the phased withdrawal from the Republic of Ireland, announced in February 2021, Ulster Bank RoI continuing operations are now included in Central items & other.

Continuing operations	2022	2021	Variance	
	£m	£m	£m	%
Total income	41	330	(289)	(87.6%)
Operating expenses	(728)	(968)	240	(24.8%)
of which: other operating expenses	(645)	(686)	41	(6.0%)
of which: Ulster Bank RoI (1)	(678)	(482)	(196)	40.7%
Impairment releases/(losses)	12	(77)	89	(115.6%)
Operating loss	(675)	(715)	40	(5.6%)
of which: Ulster Bank RoI	(723)	(414)	(309)	74.6%

	2022	2021	Variance	
	£bn	£bn	£bn	%
Net loans to customers (amortised cost) (2)	19.6	34.2	(14.6)	(42.7%)
Customer deposits	17.4	34.1	(16.7)	(49.0%)
RWAs	7.0	10.9	(3.9)	(35.8%)

(1) Includes withdrawal-related direct program costs of £195 million for the year ended 31 December 2022 (£17 million – 31 December 2021) and £151 million for the quarter ended 31 December 2022 (£21 million – 30 September 2022 and £17 million - 31 December 2021).

(2) Excludes £0.5 billion of loans to customers held at fair value through profit or loss (£0.6 billion – 30 September 2022 and nil – 31 December 2021).

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment. Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

2022 compared with 2021

— Total income for 2022 included £369 million of gains from risk management derivatives not in hedge accounting relationships, partially offset by £202 million of losses on redemption of own debt and £88 million of bond disposal losses.

— 2021 included litigation and conduct charges of £282 million and losses on redemption of own debt of £138 million related to the repurchase of legacy instruments, partially offset by a £219 million share of gains under equity accounting for Business Growth Fund.

— 2022 operating expenses included £678 million in Ulster Bank RoI, of which £195 million were withdrawal related costs. In 2021 operating expenses in Ulster Bank RoI totalled £482 million, of which £17 million were withdrawal related costs.

Summary financial statements

NatWest Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last three years is presented below.

Summary consolidated income statement	2022 £m	2021 (1) £m	2020 (1) £m
Net interest income	9,842	7,535	7,389
Non-interest income	3,314	2,894	3,014
Total income	13,156	10,429	10,403
Operating expenses	(7,687)	(7,758)	(7,858)
Profit before impairment losses/releases	5,469	2,671	2,545
Impairment (losses)/releases	(337)	1,173	(3,098)
Operating profit/(loss) before tax	5,132	3,844	(553)
Tax charge	(1,275)	(996)	(74)
Profit/(loss) from continuing operations	3,857	2,848	(627)
(Loss)/profit from discontinued operations, net of tax	(262)	464	193
Profit/(loss) for the year	3,595	3,312	(434)
Attributable to:			
Ordinary shareholders	3,340	2,950	(753)
Preference shareholders	—	19	26
Paid-in equity holders	249	299	355
Non-controlling interests	6	44	(62)
	3,595	3,312	(434)

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

Summary consolidated balance sheet	2022 £m	2021 £m	2020 £m
Cash and balances at central banks	144,832	177,757	124,489
Trading assets	45,577	59,158	68,990
Derivatives	99,545	106,139	166,523
Settlement balances	2,572	2,141	2,297
Loans to banks and customers - amortised cost	373,479	366,672	367,499
Other financial assets	30,895	46,145	55,148
Other and intangible assets	16,292	14,965	14,545
Assets of disposal groups	6,861	9,015	—
Total assets	720,053	781,992	799,491
Deposits	470,759	506,089	452,345
Trading liabilities	52,808	64,598	72,256
Settlement balances, derivatives, other financial liabilities and subordinated liabilities	151,426	160,658	222,023
Other liabilities	5,346	5,797	6,388
Owners' equity	36,488	41,796	43,860
Notes in circulation	3,218	3,047	2,655
Non-controlling interests	8	7	(36)
Total liabilities and equity	720,053	781,992	799,491

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Governance

In this section







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Our Board

Howard Davies
Chairman



Date of appointment:
14 July 2015 (Board), 1 September 2015 (Chairman)

Committee memberships
N



Contribution to the Board:
Howard brings substantial financial services knowledge and experience to the Board, together with a deep understanding of global economic, environmental and social issues. With extensive board level experience, Howard draws on his prior regulatory and supervisory expertise to contribute both strategic and practical insights to Board discussions and debate. Howard is also a highly adept Chairman with valuable leadership and stakeholder management skills.

Relevant experience:
Howard has held several regulatory roles during his career including Chairman of the UK Financial Services Authority and Deputy Governor of the Bank of England. Howard was Director of the London School of Economics and Political Science and is also Professor of Practice at the Paris Institute of Political Studies (Sciences Po).

Howard has also previously served as a non-executive director of Morgan Stanley and Prudential plc, as Chairman of Phoenix plc and as Chair of the UK Airports Commission.

Current external appointments:
- Chairman of Inigo Limited
- Member of the Regulatory and Compliance Advisory Board of Millennium Management LLC
- Chair of the International Advisory Council of the China Securities Regulatory Commission
- Member of the International Advisory Council of the China Banking and Insurance Regulatory Commission
- Member of the UK Advisory Council of PrimaryBid Limited

Alison Rose DBE
Group Chief Executive Officer



Date of appointment:
1 November 2019

Committee memberships
N/A

Contribution to the Board:
Alison has been instrumental in leading NatWest Group's progress and performance as a purpose-led organisation, since NatWest Group's purpose was announced in February 2020. Having gained a wealth of frontline banking experience during her 30-year career with NatWest, Alison brings a strong customer focus to Board discussions alongside an essential stakeholder lens. Alison is a passionate supporter of diversity and is executive sponsor for NatWest Group's employee-led networks.

Relevant experience:
Having joined as a graduate in 1992, Alison's diverse career at NatWest Group has included a number of senior leadership roles, including Deputy CEO of NatWest Holdings; Chief Executive of Commercial & Private Banking; Head of Europe, Middle East and Africa, Markets & International Banking; and Global Head of International Banking Capital and Balance Sheet. In 2019, Alison was commissioned by the UK Government to report on the barriers to women starting businesses. She now co-leads the Rose Review Board and is responsible for driving forward its recommendations.

Current external appointments:
- Board member of the Institute of International Finance
- Member of the International Business Council for the World Economic Forum
- Vice-Chair of Business in the Community
- Non-executive director of Great Portland Estates plc
- Director of the Coutts Charitable Foundation
- Member of the UK Government's Help to Grow Advisory Council
- Co-Lead of the UK Government's Rose Review Board

Katie Murray
Group Chief Financial Officer



Date of appointment:
1 January 2019

Committee memberships
N/A

Contribution to the Board:
Katie is a Chartered Accountant with nearly 30 years' experience in finance and accounting gained through several roles across the financial services industry. Katie's deep knowledge and experience in specialist areas including capital management, investor relations and financial planning mean she is well placed to provide valuable input and expertise during Board discussions.

Relevant experience:
Katie joined NatWest Group as Director of Finance in 2015 and was appointed as Deputy Chief Financial Officer in March 2017. She was appointed as Chief Financial Officer in January 2019.

Katie was previously the Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg (2011-2015), having held various roles across Old Mutual from 2002. Prior to this Katie worked at KPMG for 13 years. She is a member of the Institute of Chartered Accountants in Scotland.

Current external appointments:
- Non-executive director of Phoenix Group Holdings plc

Board Committees

A	Group Audit Committee
N	Group Nominations & Governance Committee
Re	Group Performance & Remuneration Committee
Ri	Group Board Risk Committee
S	Group Sustainable Banking Committee
T	Technology & Innovation Committee

Underline denotes Committee Chair

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Mark Seligman
Senior Independent Director



Date of appointment:

1 April 2017 (Board), 1 January 2018 (Senior Independent Director)

Committee memberships



A N Re

Contribution to the Board:

Mark, a former senior investment banker, brings comprehensive financial services knowledge and substantial FTSE 100 board experience to the Board. A former boardroom adviser, Mark contributes significant banking and corporate transformation expertise in particular, alongside a range of customer and wider stakeholder engagement skills.

Relevant experience:

Mark has held various senior roles at Credit Suisse/BZW during his executive career, including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB.

Mark has served as a non-executive director on company boards across a range of industry sectors, including BG Group plc, as Senior Independent Director of Kingfisher plc, and as Deputy Chairman of G4S plc. He has significant experience of chairing committees and as a Senior Independent Director.

Current external appointments:

- Non-executive director of Smiths Group plc
- Non-executive director and trustee of The Brooklands Museum

Frank Dangeard
Independent non-executive director



Date of appointment:

16 May 2016

Committee memberships



Re T

Contribution to the Board:

Frank is a former investment banker and technology company CEO with substantial global board expertise. This broad background enables Frank to make a valuable contribution to Board discussions, particularly in relation to technology, digital and innovation matters. Frank's experience also encompasses key areas including customer experience, stakeholder engagement, ESG and risk. In April 2018, Frank assumed the role of Chairman of NatWest Markets Plc, which enables him to bring a unique perspective to Board debate.

Relevant experience:

During his executive career, Frank held various roles at Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief Executive Officer of France Telecom. Prior to that he was Chairman of SG Warburg France and Managing Director of SG Warburg.

Frank has also held a number of non-executive roles at Crédit Agricole CIB, EDF, Home Credit, Orange, Sonaecom SGPS and Arqiva Group Limited. He was also Deputy Chairman and acting Chairman of Telenor ASA, an international media communications group.

Current external appointments:

- Chairman of Gen Digital Inc.
- Non-executive director of IHS Holding Limited
- Non-executive director of SPEAR Investments I B.V.
- Chairman of the Advisory Board of STJ Advisors

Roisin Donnelly
Independent non-executive director



Date of appointment:

1 October 2022

Committee memberships

N/A

Contribution to the Board:

Roisin brings extensive customer, marketing and branding experience to the Board, gained during her long executive career at Procter & Gamble. She has a strong background in digital transformation and data and significant knowledge and experience of developing ESG strategies at board level. Roisin also brings practical board and committee experience to the role, having served on a number of listed company boards.

Relevant experience:

Roisin spent over 30 years leading marketing and brand building at Procter & Gamble in different UK and international roles. Most recently Roisin served as Chief Marketing Officer for Procter & Gamble Northern Europe (2014-2016) and prior to that served as Chief Marketing Officer for Procter & Gamble UK and Ireland (2002-2014).

Roisin's previous non-executive directorships include HomeServe plc, Just Eat plc, Holland and Barrett Limited and Bourne Leisure Limited.

Roisin is an Honorary Fellow of the Marketing Society.

Current external appointments:

- Non-executive director of Premier Foods plc
- Non-executive director of The Sage Group plc
- Member of the Digital Advisory Board, Coca Cola Europacific Partners plc
- Non-executive Advisor, Internet Advertising Bureau

Patrick Flynn
Independent non-executive director



Date of appointment:
1 June 2018

Committee memberships
A N Ri T



Contribution to the Board:
Patrick contributes significant retail and commercial banking experience to the Board, together with a background in complex organisational restructuring and technology transformation. This experience enables Patrick to provide insightful contributions to Board discussions on complex matters, alongside his significant financial knowledge and expertise.

Relevant experience:
Patrick was the Chief Financial Officer and a member of the Executive Board of ING Group for over eight years to May 2017. Prior to that, he worked for HSBC for 20 years. Patrick is a Fellow of Chartered Accountants Ireland.

Current external appointments:
- Non-executive director and Senior Independent Director of Aviva plc

Morten Friis
Independent non-executive director



Date of appointment:
10 April 2014

Committee memberships
A N Ri



Contribution to the Board:
Morten is a former frontline banker, who subsequently became a Chief Risk Officer in a universal bank. He has in-depth knowledge and expertise in risk management within the financial services industry, which enables him to make a substantial contribution to Board discussions and debate on risk matters. Morten is also knowledgeable in regulatory matters, capital markets, transformation management and corporate resolution.

Relevant experience:
Morten's extensive executive career included various roles at Royal Bank of Canada and its subsidiaries, such as Senior Vice President, Group Risk Management, Chief Credit Officer and then Chief Risk Officer. Previously he was also a Director of RBC Bank (USA); Westbury Life Insurance Company; RBC Life Insurance Company; and RBC Dexia Investor Services Trust Company.

Morten also served as a non-executive director of Jackson National Life Insurance Company for five years, and was chair of its board risk committee and a member of its audit committee.

Current external appointments:
- Member of the board of directors of the Harvard Business School Club of Toronto

Yasmin Jetha
Independent non-executive director



Date of appointment:
1 April 2020

Committee memberships
S T



Contribution to the Board:
Yasmin brings a wealth of retail banking and customer experience to the Board, as well as valuable technology and innovation insights, and a strong background in general management. Yasmin adds strength and depth to the Board in these important areas, supporting challenge and debate and effective decision-making.

On 1 April 2020 Yasmin re-joined the Board of NatWest Group plc, having first been appointed in June 2017. Yasmin stepped down in April 2018 in order to serve solely as a director of our key ring-fenced entities, and, like the majority of our directors, she continues to serve on these boards in addition to the Board of NatWest Group plc.

Relevant experience:
During her executive career, Yasmin held Chief Information Officer roles at Bupa and the Financial Times, where she later became the Chief Operating Officer. Prior to that Yasmin held a number of senior roles at Abbey National PLC, in a career spanning nearly 20 years, where latterly she served as an executive director on the board.

Yasmin has also held a number of non-commercial roles including Vice Chair of the Board of Governors at the University of Bedfordshire (2008 to 2011) and Vice Chair of the National Committee of the Aga Khan Foundation (UK) Ltd, a non-denominational charity that works with communities in Africa, Asia and the Middle East.

Current external appointments:
- Non-executive director of Guardian Media Group plc
- Non-executive director of Nation Media Group Limited

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FINANCIAL REVIEW
GOVERNANCE
RISK AND CAPITAL MANAGEMENT
FINANCIAL STATEMENTS
ADDITIONAL INFORMATION

Mike Rogers
Independent non-executive director



Date of appointment:
26 January 2016

Committee memberships
Re S



Contribution to the Board:
Mike is an extremely experienced retail and commercial banker, with extensive boardroom experience. As a former Chief Executive, Mike brings a broad-based skill set and perspective to the Board, particularly in relation to customer experience, general management and stakeholder engagement.

Relevant experience:
During his executive career Mike was Chief Executive of Liverpool Victoria Group and he held a variety of roles, both in the UK and overseas, at Barclays Bank. This included roles in business banking, wealth management and retail banking where Mike was Managing Director of Small Business, Premier Banking and UK Retail Banking.

Current external appointments:
- Chairman of Experian plc
- Chairman of Aegon UK plc

Lena Wilson
Independent non-executive director



Date of appointment:
1 January 2018

Committee memberships
N Re Ri S



Contribution to the Board:
Lena contributes significant knowledge and experience to the Board drawn from a broad executive and non-executive career. She has extensive transformation and development skills, with experience in enterprise, internationalisation, stakeholder management, ESG and general management.

As former Chair of the NatWest Group Colleague Advisory Panel, Lena provides valuable insights on customer, people and enterprise issues in particular.

Relevant experience:
Lena has a portfolio of Chair roles in the listed, private equity and professional services sectors. She has been a FTSE 100 non-executive director for over 10 years and previously served on the boards of Scottish Power Renewables Limited and Intertek Group plc. Lena was Chief Executive of Scottish Enterprise (2009-2017) and prior to that was Senior Investment Advisor to The World Bank in Washington DC.

Lena was a member of Scotland's Financial Services Advisory Board and Chair of Scotland's Energy Jobs Taskforce. In June 2015 she received a CBE for services to economic development in Scotland.

Current external appointments:
- Chair of Picton Property Income Limited
- Chair of AGS Airports Limited (until 31 May 2023)
- Senior Independent Director of Argentex Group plc (until 28 February 2023)
- Chair of Chiene + Tait LLP
- Visiting Professor, University of Strathclyde Business School
- Member of the European Advisory Board of Workday Inc.

Jan Cargill
Chief Governance Officer and Company Secretary



Date of appointment:
5 August 2019

Contribution to the Board:
Jan works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its Committees. She is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors' professional development.

Relevant experience:
Jan is a chartered company secretary with over 20 years' corporate governance experience. She was appointed Chief Governance Officer and Company Secretary in 2019, and prior to that held various roles in the legal and secretariat functions, including Head of Board and Shareholder Services.

Jan has a law degree and is a Fellow of the Chartered Banker Institute. She is also an Associate of The Chartered Governance Institute and has an INSEAD Certificate in Corporate Governance.

Former directors
Robert Gillespie stood down from the Board as an independent non-executive director on 15 December 2022.

Chairman's introduction



Letter from Howard Davies,

Chairman of the Board

Dear Shareholder,

I am pleased to present the Corporate governance report for 2022.

My Board colleagues and I welcomed the return of in-person meetings during the year. We also resumed regional stakeholder visits, with a trip to Bristol to meet customers, colleagues, community organisations and suppliers. We heard stakeholders' perspectives first hand and discussed how we can best support them in these challenging times.

During a period of significant change in the external environment, the Board was kept regularly informed by management on the impacts of geopolitical and economic developments on the bank and its customers. Reports from our Group CEO and business CEOs included spotlights on the cost-of-living crisis and the continuing situation in Ukraine, and we discussed the actions the bank was taking in response.

Strategy and climate were also high on the Board's agenda. Directors were closely involved in our plans to amplify our purpose-led strategy as described more fully in the Strategic report on pages 40 to 41. Following strong shareholder support for our 'Say on Climate' AGM resolution, the Board continued its close oversight of progress towards our climate ambitions ahead of publication of the initial iteration of our Climate transition plan.

On the governance front we conducted an internal Board and Committee evaluation, and further information on the actions we agreed can be found on pages 104 to 105.

The following pages describe additional 2022 governance highlights, including details of Board and Committee membership changes. Details of the Board's operation and principal areas of focus during 2022 are set out on pages 91 and 94 respectively.

I would like to thank my fellow Board members for their contribution, commitment and dedication throughout the year.

Howard Davies
Chairman of the Board
16 February 2023

UK Corporate Governance Code

All directors are committed to observing high standards of corporate governance, integrity and professionalism. Throughout 2022, NatWest Group plc applied the Principles and complied with all of the Provisions of the 2018 UK Corporate Governance Code (the Code) with the following exceptions:

Provision 17 – that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the board and senior management positions, and oversee the development of a diverse pipeline for succession; and

Provision 33 – that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors.

The Board considers these are matters that should be reserved for the Board.

Information on how the company has applied the Principles and complied with the Provisions of the Code can be found in this report under the Code's five main section headings:

1 Board leadership and company purpose (page 96)

2 Division of responsibilities (page 100)

3 Composition, succession and evaluation (page 102)

4 Audit, risk and internal control (page 105)

5 Remuneration (page 105)

Our full 2018 UK Corporate Governance Code compliance statement is available on page 168.

Board and Committee meetings

There were eight scheduled Board meetings during 2022.

As well as scheduled meetings, additional ad hoc meetings of the Board and some of its Committees were held throughout the year to receive updates and deal with time-critical matters. There were three additional Board meetings held in 2022 compared to eight additional meetings held in 2021.

When directors are unable to attend meetings convened at short notice, they receive the papers and have the opportunity to provide their feedback in advance.

There were also three strategy sessions with executive management in 2022.

In accordance with the Code, the Chairman and the non-executive directors met at least once without executive directors present.

Board and Committee membership and meeting attendance in 2022

Director	Board Scheduled	Board Ad hoc	Group Audit Committee (GAC) Scheduled	Group Audit Committee (GAC) Ad hoc	Group Board Risk Committee (BRC) Scheduled	Group Board Risk Committee (BRC) Ad hoc	Group Nominations and Governance Committee (N&G) Scheduled	Group Nominations and Governance Committee (N&G) Ad hoc	Group Performance and Remuneration Committee (RemCo) Scheduled	Group Performance and Remuneration Committee (RemCo) Ad hoc	Group Sustainable Banking Committee (SBC) Scheduled	Group Sustainable Banking Committee (SBC) Ad hoc	Technology and Innovation Committee (TIC) Scheduled	Technology and Innovation Committee (TIC) Ad hoc
Howard Davies	8/8	3/3	–	–	–	–	4/4	–	–	–	–	–	–	–
Alison Rose[1]	8/8	2/2	–	–	–	–	–	–	–	–	–	–	–	–
Katie Murray[1]	8/8	–	–	–	–	–	–	–	–	–	–	–	–	–
Frank Dangeard	8/8	3/3	–	–	–	–	–	–	6/6	3/3	–	–	4/4	–
Roisin Donnelly[2]	2/2	–	–	–	–	–	–	–	–	–	–	–	–	–
Patrick Flynn	8/8	3/3	5/5	1/1	8/8	–	4/4	–	–	–	–	–	4/4	–
Morten Friis	8/8	3/3	5/5	1/1	8/8	–	4/4	–	–	–	–	–	–	–
Robert Gillespie[3]	8/8	3/3	5/5	1/1	8/8	–	4/4	–	4/4	3/3	–	–	–	–
Yasmin Jetha	8/8	3/3	–	–	–	–	–	–	–	–	5/5	1/1	4/4	–
Mike Rogers	8/8	3/3	–	–	–	–	–	–	6/6	3/3	5/5	1/1	–	–
Mark Seligman[4]	8/8	3/3	5/5	1/1	–	–	4/4	–	6/6	2/3	–	–	–	–
Lena Wilson[5]	8/8	2/3	–	–	8/8	–	2/2	–	6/6	3/3	5/5	1/1	–	–

(1) Executive directors are not eligible to attend meetings to discuss their own remuneration.
(2) Ms Donnelly joined the Board on 1 October 2022.
(3) Mr Gillespie stood down as Chair and as a member of RemCo with effect from 24 September 2022. Mr Gillespie stood down as a director on 15 December 2022.
(4) Mr Seligman was unable to attend one ad hoc RemCo meeting due to prior commitments.
(5) Ms Wilson assumed the Chair of RemCo and became a member of N&G with effect from 24 September 2022. Ms Wilson was unable to attend one ad hoc Board meeting due to prior commitments.

How the Board operated in 2022

At each scheduled Board meeting the directors received reports from the Chairman, Board Committee Chairs, Group CEO, Group CFO, Group Chief Risk Officer (Group CRO) and other members of the executive management team, as appropriate. Business reviews from the CEOs of our Retail Banking, Private Banking and Commercial & Institutional businesses included updates on progress against strategy and spotlights on current topics including the cost of living, Ukraine, climate, unsecured lending growth in retail, and mortgages.

In addition to our business CEOs, a number of other senior executives attended Board meetings throughout the year to present reports to the Board. This provided the Board with an opportunity to engage directly with management on key issues and supported succession planning. The Board also welcomed external presenters and advisers to Board meetings, who provided useful insights and perspectives.

The Board and Group Executive Committee (ExCo) operating rhythm continues to support a proactive and transparent agenda planning and paper preparation process. This process includes the following elements:

- A pre-Board meeting with the Chairman, Group CEO, Group CFO and Chief Governance Officer and Company Secretary to ensure the Board and executive management are aligned on Board agendas.
- A post-Board meeting with the Chairman, Group CEO and Chief Governance Officer and Company Secretary to discuss what went well or could be improved after each meeting.
- A look ahead paper at each ExCo and Board meeting setting out key items that will be discussed at the next meeting.

An overview of the Board's principal areas of focus during 2022, is set out on page 94.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Governance at a glance

The Board is collectively responsible for promoting the long-term success of NatWest Group plc, driving both shareholder value and contribution to society. To assist in providing effective oversight and leadership, the Board has established the following committees:

NatWest Group plc Board

Group Audit Committee (GAC) see page 108	Group Board Risk Committee (BRC) see page 117	Group Nominations and Governance Committee (N&G) see page 106	Group Performance and Remuneration Committee (RemCo) see page 138	Group Sustainable Banking Committee (SBC) see page 128	Technology and Innovation Committee (TIC) see page 134

The Group CEO has established the Group Executive Committee (ExCo) to support her in discharging her responsibilities in managing NatWest Group's business day to day. Further information on our governance structure is available throughout this Corporate governance report.

Board changes during 2022

24 September

Robert Gillespie confirmed his intention to step down as a non-executive director on 15 December 2022.

Lena Wilson succeeded Robert Gillespie as RemCo Chair and joined N&G.

1 October

Roisin Donnelly joined the Board as an independent non-executive director.

15 December

Robert Gillespie stepped down as a non-executive director.

Board changes during 2023

1 April

Stuart Lewis will be appointed as an independent non-executive director.

25 April

Mike Rogers will step down as a non-executive director.

31 July

Morten Frilis will step down as a non-executive director.

Governance highlights

During 2022 our governance framework supported our strategic delivery in a number of ways, including

Implementing a
revised strategy cycle and operating rhythm
at Board and ExCo level
(page 96)

Implementing a
remuneration policy for executive directors
that provides a more direct link between pay and the delivery of our purpose-led strategy
(page 148)

Reviewing
the Board's approach to
colleague engagement
(page 99)

Creating
more opportunities
for Board stakeholder engagement
(page 98)

Conducting an internal
Board and Committee evaluation
(page 104)

Completing a successful
external audit tender
process
(page 109)

Board oversight of our
progress and performance as a purpose-led organisation
(page 96)

Supporting directors' professional development
through regular training sessions
(page 102)

Board composition as at 31 December 2022

Gender

%



2022	45%	55%

■ Female   ■ Male

There are 11 directors on the Board, five female and six male. At the end of 2022, 45% of the Board were female, which exceeded the FTSE Women Leaders Review target of 40% female Board representation by the end of 2025.

Ethnicity

No. of directors



2022	1	10

■ Ethnic minority   ■ White

Throughout 2022 the Board met the Parker Review's recommendation with at least one director from an ethnic minority background.

Age range

No. of directors



2022	2	5	4

■ 45-55   ■ 56-65   ■ 66-75

Length of tenure

Chairman and non-executive directors



2022	1	4	4

■ 0-3 years   ■ 3-6 years   ■ 6-9 years

Executive vs non-executive directors and independence

No. of directors



2022	1	2	8

■ Chairman   ■ Executive directors

■ Independent non-executive directors

The Board considers all eight non-executive directors to be independent and the Chairman was considered to be independent on appointment.

Skills and experience



Number of directors

The Board is structured to ensure that the directors provide an appropriate combination of skills, experience and knowledge as well as independence.

The bar chart above is an extract from our Board skills matrix, which is reviewed by the Group Nominations and Governance Committee and approved by the Board annually.

The matrix reflects directors' self-assessment of the skills and experience they bring to Board discussions, in line with pre-determined criteria aligned to current and future strategic priorities.

Boardroom inclusion policy

Our boardroom inclusion policy aims to promote diversity and inclusion in our Board and Board Committee composition, and in the nominations and appointments process.

Further information can be found on page 102, and a copy of the policy is available at natwestgroup.com.

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GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Principal areas of Board focus

Purpose and strategy (including climate)

- Strategy sessions with executive management
- Board business insights pack
- Brand portfolio update
- The initial iteration of our Climate transition plan
- Progress against purpose
- One Bank Transformation spotlights (digitisation and distribution; technology and data; innovation, partnerships and ventures; portfolio discipline)
- 'Say on Climate' AGM resolution

Customers

- Business reviews
- Complaints
- Consumer Duty implementation plans
- Group CEO reports
- One Bank Transformation spotlights (customer lifecycle; customer journeys)
- Retail unsecured growth and strategy update[1]
- Mortgages update[1]

Colleagues[2]

- Colleague Advisory Panel reports
- Colleague survey results
- Executive director remuneration policy
- Executive talent and succession plans

Culture

- 2021 Modern Slavery and Human Trafficking Statement
- Board business insights pack
- Colleague Advisory Panel reports
- Colleague survey results
- Culture measurement reports
- One Bank Transformation spotlights (organisation, skills and culture)

(1) These updates were provided at meetings of the NWH Sub Group Boards where the directors of NatWest Group plc were also in attendance as NWH Sub Group directors or observers. In this report, NWH Sub Group means NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc.
(2) References to 'colleagues' in this report mean all members of our workforce (which includes contractors and agency workers).

Financial

- 2021 Annual Results
- Q1, H1 and Q3 2022 Results
- 2021 Climate-related Disclosures Report
- 2021 ESG Supplement
- Budget
- Capital distributions
- External audit tender
- Group CFO reports
- Internal Capital Adequacy Assessment Process results
- Internal Liquidity Adequacy Assessment Process results
- Off Market Directed Buyback
- One Bank Transformation spotlights
- Recovery plans
- Resolvability self-assessment

Risk and conduct

- 2022 cyber stress test results
- Climate Biennial Exploratory Scenario Round 2 submission
- Cyber risk 'war game'
- Enterprise-wide risk management framework
- Financial crime updates
- Operational resilience self-assessment
- Risk appetite
- Risk management reports

Legal, governance and regulatory

- Annual Cyclical Scenario stress test results
- Annual General Meeting arrangements
- Board and Committee appointments
- Board evaluation actions
- Board succession plans
- Boardroom inclusion policy
- Directors' external appointments
- Governance framework updates
- Group CRO appointment
- Health and safety annual review
- Legal and regulatory reports
- Outsourcing arrangements and third party risk management
- Regulatory correspondence
- Shareholding policy – Chairman and non-executive directors

Subsidiary governance and ring-fencing

NatWest Group plc is a listed company with equity listed on the London and New York stock exchanges.

NatWest Holdings Limited (NWH Ltd) is the holding company for our ring-fenced operations, which include our Retail and Private Banking businesses and certain aspects of our Commercial & Institutional business. A common board structure is operated such that the directors of NWH Ltd are also directors of The Royal Bank of Scotland plc (RBS plc) and National Westminster Bank Plc (NWB Plc). Known collectively as the NWH Sub Group, the boards of these three entities meet concurrently.

An integral part of NatWest Group's governance arrangements is the appointment of three double independent non-executive directors (DINEDs) to the Boards, and Board Committees, of the NWH Sub Group. They are Francesca Barnes, Graham Beale, and Ian Cormack. Abridged biographies for the DINEDs are presented below with more detailed biographies available at natwestgroup.com (NatWest Holdings Limited section).

The DINEDs are independent in two respects: (i) independent of management as non-executives; and (ii) independent of the rest of NatWest Group by virtue of their NWH Sub Group-only directorships. They attend NatWest Group plc Board and relevant Board Committee meetings as observers.

Our DINEDs play a critical role in NatWest Group's ring-fencing governance structure, and are responsible for exercising appropriate oversight of the independence and effectiveness of the NWH Sub Group's governance arrangements, including the ability of each Board to take decisions independently. When our Commercial & Institutional business was stood up during 2022, the DINEDs considered and provided input on the changes proposed specifically from a ring-fenced bank perspective, ahead of NatWest Group plc and NWH Ltd Board discussions.

The governance arrangements for the Boards and Board Committees of NatWest Group plc and the NWH Sub Group have been designed to enable NatWest Group plc to exercise appropriate oversight and to ensure that, as far as is reasonably practicable, the NWH Sub Group is able to take decisions independently of the wider Group.

The Group Nominations and Governance Committee monitors the governance arrangements of NatWest Group plc and its subsidiaries and approves appointments to the Boards of principal and material regulated subsidiaries, as described in the Group Nominations and Governance Committee report on page 106.

Graham Beale
NWH Sub Group – Senior Independent Director and double independent non-executive director



Date of appointment:

1 May 2018

As a chartered accountant, Graham brings extensive financial knowledge to the Board alongside his executive management experience, predominantly in retail banking. This enables Graham to provide comprehensive input to Board discussions.

Graham served as Chief Executive Officer of Nationwide Building Society, the UK's largest mutual institution and the world's largest building society from 2007 to 2016.

In a non-executive capacity, Graham has been a member of the boards of VISA Europe Limited and the British Bankers' Association. He was also Chair and member of the Financial Conduct Authority Practitioners Panel and Chair and a member of the board of the Building Societies Association.

Francesca Barnes
NWH Sub Group – Double independent non-executive director



Date of appointment:

1 May 2018

Francesca brings a wealth of banking and private equity experience to the Board gained through an extensive executive career. Francesca's experience provides considerable knowledge in important areas such as customer experience, risk and stakeholder management.

Francesca started at Chase Manhattan Bank and went on to hold a number of senior roles within UBS Investment Bank including Global Head of Private Equity; Head of Strategy and Development; Global Loan Portfolio Manager and Chair of the UBSIB Development Board.

Francesca is currently the Senior Independent Director of HarbourVest Global Private Equity Limited and previously served on the Board of Coutts & Co (2012-2021), a NatWest Group subsidiary.

Ian Cormack
NWH Sub Group – Double independent non-executive director



Date of appointment:

1 May 2018

Ian's extensive financial services career provides him with significant experience in commercial and investment banking, with particular focus on customer and risk management. This knowledge combined with Ian's understanding of financial infrastructures, strategy and transformation provides invaluable input into Board discussions.

Ian spent 30 years with Citibank/Citigroup where he held a number of senior positions, including UK Country Head (CCO), Head of European Training and Co-Head of the Global Financial Institutions Business.

Ian is the Senior Independent Director of Just Group plc and has previously held non-executive positions with Phoenix Group Holdings plc, Hastings Group Holdings plc, Bloomsbury Publishing plc and Broadstone Acquisition Corporation Inc.

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ADDITIONAL INFORMATION

2018 UK Corporate Governance Code

Throughout the year the company has applied the Principles and complied with the Provisions of the Code, except in relation to Provisions 17 and 33, as described on page 90 and explained more fully in our statement of compliance on page 168.

In addition, the Board has delegated two particular aspects of the Code's provisions to Board Committees, with regular updates provided to the Board as appropriate:

- The Group Audit Committee has delegated responsibility for reviewing and monitoring NatWest Group's whistleblowing process.
- The Group Sustainable Banking Committee has delegated responsibility for reviewing key workforce policies and practices (not related to pay) to ensure they are consistent with NatWest Group's values and support long-term sustainable success.

For further information please refer to the remainder of this report and the relevant Board Committee reports on the following pages.

Further information on how the company has applied the Principles and complied with the Provisions of the Code is set out here under the Code's five main section headings.

1. Board leadership and company purpose

Role of the Board

The Board is collectively responsible for promoting the long-term sustainable success of the company, driving both shareholder value and contribution to wider society. The Board's role is to provide leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board establishes NatWest Group's purpose, values and strategy and leads the development of NatWest Group's culture. The Board sets the strategic aims of the company and its subsidiaries, ensures that the necessary resources are in place for NatWest Group to meet its objectives, is responsible for the raising and allocation of capital, and reviews business and financial performance. It ensures that the company's obligations to its shareholders and other key stakeholders are understood and met.

The Board terms of reference include a formal schedule of matters specifically reserved for the Board's decision and are reviewed at least annually. They are available at natwestgroup.com. An internal review confirmed the Board had fulfilled its remit as set out in its terms of reference during 2022.

Board Committees

The Board has established a number of Board Committees with particular responsibilities. Further details on Board Committee activities during the year can be found in the Board Committee reports. Board Committee terms of reference are available at natwestgroup.com.

Purpose

In February 2020 following an extensive period of stakeholder engagement, the Board approved NatWest Group's purpose. Our focus on purpose has strengthened the Board's consideration of the interests of all of our stakeholders and papers presented to the Board set out how they support our purpose. Examples of how purpose has guided Board decisions

and discussions can be found in our section 172 statement on pages 40 to 41.

In April 2022 the Board received an assessment of progress on embedding purpose and updates on each of the focus areas of enterprise, climate and financial capability/learning. Directors considered the outputs of a colleague opinion survey which had demonstrated good progress on embedding our purpose and values.

The Board received a further purpose update in December 2022. This included an overview of our evolution to becoming a purpose-led bank, an assessment of progress on embedding our purpose, achievements to date, external perceptions of our progress and future priorities. The directors received a further update on the three focus areas and considered a broader stakeholder overview aligned to the Blueprint for Better Business framework.

Strategy

In response to an action arising from the 2021 Board evaluation, a new operating rhythm was introduced for Board engagement and oversight of strategy during 2022. This included more frequent strategy sessions with executive management and interactive sessions informed by stakeholder views, as described below.

Board oversight and engagement on strategy in 2022

March Listening and reflecting	The Board considered insights into evolving customer needs and future trends from a comprehensive programme of stakeholder listening. Directors joined breakout groups to discuss key themes, collaborating with the executive management team and Junior Management Team members.
June Strategic vision	Building on the insights gained in March the Board agreed key areas of focus and a vision for our purpose-led strategy, including exploring the opportunities for sustainable growth.
October A strategic plan	The Board reviewed and confirmed its support for a strategic plan consistent with the ambition discussed in June, including the identification of three growth areas where we can amplify our strategy.

Directors commented positively on the new operating rhythm during the 2022 Board evaluation. Throughout the process there was strong engagement and constructive debate amongst directors and management.

Further information on NatWest Group's strategy can be found on pages 22 to 23 of the Strategic report.

Values

In December 2021 the Board approved NatWest Group's refreshed values (Inclusive, Curious, Robust, Sustainable and Ambitious), ahead of their launch in February 2022. The Board received regular updates on how our values are embedding within the organisation through One Bank Transformation spotlights, Our View colleague survey results and culture measurement reports.

Further information on NatWest Group's values can be found in the Strategic report on page 47.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Culture

The Board assesses and monitors NatWest Group's culture in several ways, as described below.

NatWest Group plc – Board responsibilities in relation to culture
• Leads the development of NatWest Group's culture, values and standards. • Assesses and monitors culture. • Reviews and approves NatWest Group's values.

Board reporting on culture	
What did the Board receive?	**Key areas of focus and outcomes**
Colleague Advisory Panel reports	Feedback on discussions from Colleague Advisory Panel (CAP) meetings held in May and November. Topics included remuneration (executive pay and the wider workforce), our values, customers in vulnerable situations and future skills.
One Bank Transformation spotlights on organisation, skills and culture	Progress updates (in April and October) on the transition towards a simpler overall organisational design; creating and embedding a One Bank culture, values and people proposition; and strategic workforce planning.
Our View colleague survey results	Insights from the colleague opinion surveys conducted in April and September. Key measures included culture, purpose, building capability, inclusion, engagement and leadership. In July the Board received an update on actions agreed by ExCo following the April Our View survey around ways of working, senior female retention, verbatim comments analysis and NatWest Group's wellbeing approach post COVID-19.
Culture measurement reports	The NatWest Group culture measurement framework enables the Board and senior leaders to assess the progress NatWest Group is making in reshaping its culture. It uses an integrated suite of qualitative, quantitative, internal and external data sources to support NatWest Group in assessing the effectiveness and impact of its culture journey (120 measures in total). These include customer insights and data (e.g. Net Promoter Scores (NPS) and Competition & Markets Authority (CMA) survey results), colleague engagement insights (e.g. CAP feedback), Our View colleague survey insights, risk culture data, audit and behavioural risk data, supplier and environmental measures, and a range of externally benchmarked ESG data. Board culture measurement reports were considered in July and December. These used the Blueprint for Better Business framework to report progress, highlighting both positive trends and areas for improvement. In July the Board discussed the report in detail with management and sought further information across several themes including colleague sentiment amid cost-of-living impacts and financial wellbeing. The December report noted that although there had been some downward pressure on a number of metrics since the July report – particularly colleague sentiment and customer measures where the cost-of-living crisis and general economic conditions were undoubtedly having an impact – the overall picture was relatively stable.
Board business insights packs	Metrics to demonstrate how NatWest Group is delivering for colleagues (including building capability, diversity and inclusion, and learning).

The activities described above have supported the Board in meeting the Code requirement to satisfy itself that the company's purpose, values, strategy and culture are aligned.

Stakeholder engagement

In February 2022, the Board approved its annual objectives and confirmed the Board's key stakeholder groups – customers, investors, regulators, colleagues, communities and suppliers. The Board's agenda and engagement plans were structured to enhance the Board's understanding of stakeholders' views and interests. This in turn has informed Board discussions and decision-making.

The Chairman also provided regular updates to the Board on meetings with regulators, key stakeholders and other relevant bodies including clients, financial institutions, advisers, and government and media representatives.

The stakeholder engagement section of the Strategic report on pages 36 to 39 includes some high level examples of how the Board engaged directly with stakeholders, and our section 172 statement on pages 40 to 41 describes how stakeholder interests have been considered in Board discussions and decision-making, including principal decisions.

In addition to the examples highlighted in the Strategic report, the Board engaged with the views and interests of stakeholders in a variety of other ways:

- **Customers**: the Group CEO and business CEOs regularly updated the Board on customer engagement activity and sentiment, including CMA and NPS results. An update on customer complaint volumes and key themes arising provided a useful indicator of external sentiment, highlighting key trends in customer complaints and areas of focus for improvement activity.

- **Investors**: in addition to engaging directly with institutional investors through quarterly results presentations and 1:1 meetings, the Board also considered investor feedback reports and updates from the Group CFO on external market perspectives, including share price performance and trading activity, which allowed the Board to monitor investor activity. Directors engaged with private shareholders and responded to questions they raised through our virtual shareholder events and at our Annual General Meeting. The Board also held roundtable discussions with three institutional investors, enabling a valuable two-way dialogue on a range of topics including the investors' views of NatWest Group and wider global and economic trends. The Chair of the Group Performance and Remuneration Committee met with institutional shareholders, UK Government Investments, proxy advisers and the UK regulators to discuss remuneration matters, including wider workforce pay proposals and executive directors' remuneration policy and updated the Board on those discussions. Further details of remuneration engagement can be found in the Directors' remuneration report on pages 138 to 167.

- **Regulators**: in addition to having PRA and FCA representatives join Board meetings to present the findings of their Periodic Summary Meeting and Firm Evaluation Letter respectively, the Board also reviewed regulatory correspondence and proposed responses. This enabled directors to understand the key matters raised and how management were addressing them. Reports from the Group CEO, Group CFO and business CEOs kept the Board informed on key topics being discussed by management with regulators, enhancing the Board's understanding of regulatory priorities.

- **Colleagues**: the Board continued to engage with colleagues through our multi-channel colleague listening approach, further details of which are set out on page 99 under 'Workforce engagement'.

- **Communities**: During our regional Board visit to Bristol, the Board met with community groups involved with young people, climate change and supporting ethnic minority businesses, and gained useful insights into the bank's work with those groups. Directors also continued to develop their climate knowledge and expertise, through our annual climate training session and detailed consideration of our Climate transition plan.

- **Suppliers**: the Board received regular management updates on key supplier and partnership relationships and initiatives being undertaken with them. Directors also met with suppliers during their visit to Bristol and participated in a dedicated training session on how we are embedding diversity in our supply chain.

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Workforce engagement

During 2022, and in response to one of the actions arising from the 2021 Board evaluation exercise, we reviewed our colleague listening and talent engagement strategy at ExCo and Board levels, including the role of the Colleague Advisory Panel, to ensure it remained fit for purpose.

The Board agreed to continue its multi-channel approach to colleague engagement at Board level, as described below:

Our multi-channel colleague listening approach

A number of listening and reporting tools help in promoting colleague voice in the boardroom. This multi-channel approach aims to provide representation from across the bank and guards against the risks of relying on a single source to gather views.

Colleague surveys and behavioural audits

The Board and Group Sustainable Banking Committee receive the results of the Our View colleague surveys which provide insight at all levels and aspects of colleague experience.

Another valuable Board-level source is Behavioural Audit reports from Internal Audit covering sub-culture findings.

Colleague Advisory Panel

Provides a means by which 'colleague voice' can be strengthened and promoted within the Boardroom.

Board members engage directly with colleagues on strategic topics. A key outputs report supports discussion at the next scheduled Board meeting.



Board & Colleague Engagement activities

Board talent sessions and other direct engagement

Directors meet with potential executive-level successors and explore strategic issues with them.

At 'Meet the Board' events colleagues meet the Chairman, Group CEO and non-executive directors to discuss topical issues.

Other examples of direct engagement include Board Committee visits to Risk and Audit teams, the Chairman meeting with each new graduate intake and internal guest presenters at Board and Committee meetings.

Board and Committee paper templates

Colleagues is one of a number of stakeholder groups included within our governance paper templates.

Our reporting guidance encourages paper authors and sponsors to consider colleague views or impact when presenting reports to our Board and its Committees.

Management reporting and activities

Board-level reporting from the Group CEO and the executive management team includes insights on colleague engagement, wellbeing and development.

Our Colleague Advisory Panel

NatWest Group's Colleague Advisory Panel (CAP) was set up in 2018 to help promote colleague voices in the boardroom and supports our compliance with Code requirements in relation to Board engagement with the workforce.

Through the CAP, colleagues can engage directly with the Board on topics which are important to them, thereby strengthening the voice of colleagues in the Boardroom. The CAP is made up of 28 colleagues who are self-nominated or part of an employee representative body. In September 2022 Mike Rogers succeeded Lena Wilson as CAP Chair, and the panel's membership was refreshed. New members received training on the role of the CAP and their responsibilities as members. Although members were randomly selected, we cross-checked to ensure the panel was in the main reflective of the bank's population covering a variety of business areas, organisational levels and locations, working patterns and employee-led networks.

The CAP met with representatives from the Board twice in 2022 to discuss issues including remuneration (executive pay and the wider workforce), our values, customers in vulnerable situations and future skills. The CAP continues to be highly regarded by those who attend and has proven to be an effective way of establishing two-way dialogue between colleagues and Board members. The Board discusses colleague feedback received from the CAP and the CAP Chair provides feedback on this discussion to the Panel to ensure a continuous feedback loop.

Further details on NatWest Group's approach to investing in and rewarding its workforce can be found on pages 46 to 47 of the Strategic report.

The effectiveness of Board stakeholder engagement mechanisms continues to be considered during the annual Board evaluation.

Conflicts of interest

The directors' conflicts of interest policy sets out procedures to ensure that the Board's management of conflicts of interest and its powers for authorising certain conflicts are operating effectively.

Each director is required to notify the Board of any actual or potential situational or transactional conflict of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts.

Situational conflicts can be authorised by the Board in accordance with the Companies Act 2006 and the company's Articles of Association. The Board considers each request for authorisation on a case-by-case basis and has the power to impose conditions or limitations on any authorisation granted as part of the process. Details of all directors' conflicts of interest are recorded in a register which is maintained by the Chief Governance Officer and Company Secretary and reviewed annually by the Board.

2. Division of responsibilities

The Board has 11 directors comprising the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director.

Director biographies and details of the Board Committees of which they are members can be found on pages 86 to 89.

Non-executive director independence

The Board considers that the Chairman was independent on appointment and that all current non-executive directors are independent for the purposes of the Code.

Robert Gillespie stepped down from the Board on 15 December 2022, having served a full term of nine years. In order that Robert's resignation could coincide with the December Board meeting, he was on the Board for a total of nine years and 14 days. In that respect alone, Mr Gillespie did not meet the independence criteria set out in the Code. Notwithstanding Mr Gillespie's length of service, the Board has determined that Mr Gillespie continued to be independent in character and judgement, offering a strong contribution to Board discussions and debate until he stepped down on 15 December 2022.

On a similar basis, in February 2023, the Board confirmed that Morten Friis should continue to serve on the Board and be considered as an independent non-executive director until he steps down on 31 July 2023, notwithstanding that he will have served nine years and four months on the Board by that point.

Chairman and Group CEO

The role of Chairman is distinct and separate from that of the Group CEO and there is a clear division of responsibilities, with the Chairman leading the Board and the Group CEO managing the business day to day.

Senior Independent Director

Throughout 2022, Mark Seligman, as Senior Independent Director, acted as a sounding board for the Chairman, and as an intermediary for other directors when necessary. He was also available to shareholders to discuss any concerns they may have had, as appropriate.

Non-executive directors

Along with the Chairman and executive directors, the non-executive directors are responsible for ensuring the Board fulfils its responsibilities under its terms of reference.

The non-executive directors combine broad business and commercial experience with independent and objective judgment. They provide constructive challenge, strategic guidance, and specialist advice to the executive directors and the executive management team and hold management to account.

The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across NatWest Group's business activities and ensures no one individual or small group of individuals dominates the Board's decision-making.

The Chairman and non-executive directors meet at least once every year without the executive directors present.

Details of the key responsibilities of the Chairman, Group CEO, Senior Independent Director and non-executive directors are available at natwestgroup.com. In 2022 the Chairman and non-executive directors' role profiles were refreshed and updated to ensure they continue to accurately reflect their role and responsibilities and are in line with best practice.

The performance of the Chairman and non-executive directors is evaluated annually and further details of the process undertaken can be found on page 105.

Chief Governance Officer and Company Secretary

The Chief Governance Officer and Company Secretary works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its Committees.

The Chief Governance Officer and Company Secretary is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors' professional development.

Executive management

The executive management team supports the Group CEO in managing NatWest Group's businesses. The team reviews, challenges and debates relevant items and supports the Group CEO in forming recommendations to the Board. Matters include strategy, financials, capital, risk and operational issues affecting NatWest Group as well as monitoring the implementation of cultural change and executive succession planning. The executive management team actively promotes NatWest Group's culture, values and purpose. Biographies of the executive management team can be found at natwestgroup.com.

Time commitment and external appointments

It is anticipated that non-executive directors will allocate sufficient time to the company to discharge their responsibilities effectively and will devote such time as is necessary to fulfil their role.

The Code emphasises the importance of ensuring directors have sufficient time to meet their board responsibilities. Prior to appointment, significant commitments require to be disclosed with an indication of the time involved. After appointment, external appointments require prior Board approval, with the reasons for permitting significant appointments explained in the Annual Report and Accounts. Board papers relating to proposed additional external appointments of directors include details of the individual's full portfolio for review and consideration. They also include a reminder of applicable Code and Capital Requirements Directive provisions, and relevant proxy adviser and investor guidance.

In April 2022 Katie Murray joined the Board of Phoenix Group Holdings plc (Phoenix) as a non-executive director. This appointment, and Katie's subsequent appointment as Chair of the Phoenix Group Audit Committee, were both approved by the Board in advance. In reaching its decisions the Board considered both potential conflicts and time commitment and was satisfied that Ms Murray would be able to continue to meet her commitments to NatWest Group.

At the April 2022 AGM, the resolution to re-elect Frank Dangeard as a director was passed with a lower level of support than expected, particularly from independent shareholders. A proxy adviser had recommended a vote against Mr Dangeard's re-election due to 'over-boarding' under their methodology, although no regulatory limits had been breached. Acknowledging the significant vote against Mr Dangeard's re-election, we explained the situation in our post AGM announcement and re-confirmed the Board's view that Mr Dangeard has sufficient time to undertake his duties with NatWest Group. The Chairman also engaged directly with institutional shareholders, listening and responding to their concerns. Mr Dangeard has since stepped down as Chair of Spear Investments I B.V., where he remains a non-executive director, which will represent a reduction in the number of public company mandates he holds under any voting guidelines where Chair roles are counted as additional commitments.

In November 2022, the Board approved Roisin Donnelly's appointment as a non-executive director of The Sage Group plc, effective February 2023. The Board considered potential conflicts and the time commitment associated with the additional directorship and, noting that Ms Donnelly expected shortly to resign from the board of HomeServe plc, it was satisfied that Ms Donnelly would continue to have sufficient time to continue to meet her responsibilities to NatWest Group. Ms Donnelly stepped down from HomeServe plc in January 2023.

The Board continues to monitor the commitments of the Chairman and directors and is satisfied that they are able to allocate sufficient time to enable them to discharge their duties and responsibilities effectively.

Information

All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Chief Governance Officer and Company Secretary. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

Our Board and Committee paper template includes a section for authors to explain how the proposal or update aligns with our purpose and a separate section for them to include an assessment of the relevant stakeholder impacts for the directors to consider. This aligns with the directors' duties under section 172(1) of the Companies Act 2006 and further details of how the directors have complied with their section 172(1) duties can be found on pages 40 to 41 of the Strategic report.

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Our directors are mindful that it is not always possible to achieve an outcome which meets the expectations of all stakeholders who may be impacted. For decisions which are particularly challenging or complex, an optional page in our paper template provides directors with further information to support purposeful decision-making. This additional page uses the Blueprint for Better Business framework as a base and is aligned to our broader purpose framework.

Induction and professional development

Each new director receives a formal induction on joining the Board, which is co-ordinated by the Chief Governance Officer and Company Secretary and tailored to suit the requirements of the individual concerned. This includes visits to NatWest Group's major businesses and functions, and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate.

Roisin Donnelly joined the Board on 1 October 2022 and the Chief Governance Officer and Company Secretary worked closely with Ms Donnelly to devise a comprehensive induction programme which was tailored to her needs and flexible to respond to areas of focus which emerged as the programme progressed. Priorities included early engagement with key stakeholders, upskilling on the financial services industry and regulation, and developing an understanding of NatWest Group's structure, strategic priorities and business operations.

All new non-executive directors receive a copy of the NatWest Group non-executive director handbook. The handbook operates as a consolidated governance support manual for directors of NatWest Group plc and the NWH Sub Group, providing both new and current directors with a single source of information relevant to their role. It covers a range of topics including NatWest Group's corporate structure; the Board and Board Committee operating model; Board policies and processes; and a range of technical guidance on relevant matters including directors' duties, conflicts of interest, and the UK Senior Managers and Certification Regime. The handbook contains links to a wider library of reference materials via our online resources portal.

Directors' training and development is co-ordinated by the Chief Governance Officer and Company Secretary.

Directors have access to a wide range of briefing and training sessions and other professional development opportunities. Internal training relevant to the business of NatWest Group is also provided. Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities. The non-executive directors discuss their training and professional development with the Chairman at least annually.

During 2022 our Board training covered supply chain diversity, digital currencies, regulatory updates, the Takeover Code, capital, financial crime, inside information, climate, ring-fencing rules and a cyber risk 'war game'.

In addition, directors broadened their knowledge and understanding of the risks facing NatWest Group by participating in a Board dinner discussion with executive management on principal and emerging risks. A number of directors also accepted an invitation to the full Board to join meetings of the Technology and Innovation Committee which covered areas of broader interest, including a session on data strategy.

3. Composition, succession and evaluation

Composition

The Board is structured to ensure that the directors provide NatWest Group plc with the appropriate combination of skills, experience, knowledge and diversity, as well as independence.

In December 2022 the Group Nominations and Governance Committee reviewed, and the Board approved, an updated version of our Board skills matrix, a summary view of which is set out on page 93.

The Board skills matrix reflects directors' self-assessment of the skills and experience they bring to Board discussions, in line with pre-determined criteria aligned to current and future strategic priorities.

Board Committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any one individual.

The boardroom inclusion policy aims to promote diversity and inclusion in the composition of the Boards of directors of NatWest Group plc, NWH Ltd, NWB Plc and RBS plc and in the nominations and appointments process. This policy reflects NatWest Group's values, its inclusion guidelines and relevant legal or voluntary code requirements.

The policy includes measurable objectives which exist to ensure that the Boards, and any Committees they delegate nominations responsibilities to, follow an inclusive process when making decisions on nominations and appointments. The policy includes targets which aspire to meet those set out in the UK Listing Rules along with the recommendations of the FTSE Women Leaders Review and the Parker Review. The policy also acknowledges NatWest Group's ambition to have gender balance in our global top three levels (CEO-3 and above) by 2030.

Throughout 2022 the Board met the recommendation of the Parker Review with at least one director from an ethnic minority background and it intends to continue to meet that recommendation.

As at 31 December 2022:

- 45% of the Board were female, which exceeded the FTSE Women Leaders Review target of 40% female representation by the end of 2025; and
- with a female Group CEO and Group CFO, we also met the FTSE Women Leaders Review recommendation that companies should have at least one woman in the Chair or Senior Independent Director roles on the Board and/or one woman in the Chief Executive Officer or Finance Director role by the end of 2025.

A copy of the boardroom inclusion policy is available at natwestgroup.com.

Succession

As set out in its terms of reference the Board is responsible for ensuring adequate succession planning for the Board and senior management, so as to maintain an appropriate balance of skills and experience within NatWest Group and on the Board.

In June 2022 the Board received an update on executive talent and succession planning which enabled directors to monitor the internal talent pipeline and provide feedback. This update included analysis of the diversity of the talent pool, with a view towards continuing to improve diversity over the longer term.

In October 2022 the Board held a talent engagement session with potential ExCo successors. This session helped our non-executive directors gain insights into the breadth of the talent pool, getting to know the individuals through a focused discussion on our values and how they are embedding across the bank.

Board succession planning has also been an important area of focus in 2022.

The Group Nominations and Governance Committee supports the Board on Board succession planning, including making recommendations to the Board on Board appointments and Board Committee membership.

In June 2022 (following review and recommendation by the Group Nominations and Governance Committee), the Board approved succession plans for the roles of Senior Independent Director and Committee Chairs, covering orderly transition plans for the short and medium term, and contingency arrangements which could be implemented in case of an emergency. These succession plans are reviewed by the Group Nominations and Governance Committee and approved by the Board at least once a year.

On 24 September 2022, the Board approved Lena Wilson's appointment as Chair of the Group Performance and Remuneration Committee, succeeding Robert Gillespie who had confirmed his intention to resign as a director on 15 December 2022.

On 1 October 2022, Roisin Donnelly was appointed to the Board as an independent non-executive director. And on 16 December 2022, we announced that Stuart Lewis will join the Board as an independent non-executive director on 1 April 2023. Subject to regulatory approval, Mr Lewis will succeed Morten Friis as Chair of the Group Board Risk Committee on 1 August 2023.

On 16 December 2022 we announced that Mr Friis had confirmed his intention to resign as a non-executive director on 31 July 2023, and on 31 January 2023 we announced that Mike Rogers would be stepping down from the Board on 25 April 2023.

Further information on the role of the Group Nominations and Governance Committee and its activities during 2022 can be found in the Committee Chair's report on pages 106 to 107.

Election and re-election of directors

In accordance with the provisions of the Code, all directors will stand for election or re-election by shareholders at the company's AGM, with the exception of Mr Rogers, who has confirmed his intention to resign on 25 April 2023.

In accordance with the UK Listing Rules, the election or re-election of independent directors also requires approval by a majority of independent shareholders.

Evaluation

In accordance with the Code, an evaluation of the performance of the Board, its Committees, the Chairman and individual directors takes place annually. The evaluation is externally facilitated every three years, with internal evaluations in the intervening years.

An internal evaluation was conducted in 2022 by the Chief Governance Officer and Company Secretary, following the externally facilitated evaluation led by Independent Board Evaluation in 2021. Further details on how the 2022 evaluation was conducted and the outcomes and actions arising from that process are set out in this section.

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Progress following the 2021 external Board evaluation

A number of actions were progressed during 2022 in response to the findings of the 2021 external Board evaluation.

Theme	2022 progress
Strategy	• A new operating rhythm was introduced for Board engagement and oversight with more frequent strategy sessions during the year focused on key strategic topics for the Board as more fully described on page 96.
Board focus and priorities	• Board objectives for 2022 were approved by the Board in February 2022. • Processes were streamlined to facilitate effective management of Board priorities in a number of ways including refreshing the business CEO review template, integrating climate updates within existing Board papers, issuing certain Committee invitations to all Board members and ensuring an appropriate balance between agenda items for discussion and noting.
Engagement with the business and stakeholders	• Further opportunities for non-executive directors to engage with the business and key stakeholders were identified including Meet the Board sessions, a colleague networking lunch, a full Board session with executive talent, the Colleague Advisory Panel, virtual shareholder events, the AGM, an investor engagement session, engagement with external suppliers, customer visits and customer dinners.
Colleague engagement	• The Board's overall approach to colleague engagement was reviewed, including the role of the Colleague Advisory Panel, broader employee listening and the talent engagement strategy at ExCo. It was concluded that the approach was fit for purpose.

Details of progress made against the actions arising from the 2021 external Committee evaluations can be found in the relevant Committee Reports.

How the 2022 evaluation was conducted	
Objectives and scope	• The Chairman and Chief Governance Officer and Company Secretary agreed on the scope and objectives of the Board and Committee evaluation. • The NatWest Group plc and NWH Sub Group Boards and Committees were confirmed to be in scope of the review. Focus areas included purpose and strategy (oversight and implementation), objectives and priorities, Board composition and succession planning (including skills, diversity and experience), Board culture, risk management, stakeholder engagement, and quality of meetings and papers.
Interviews and reporting	• The Chief Governance Officer and Company Secretary held 1:1 interviews with all of the directors and prepared a draft report summarising the output from the interviews. • The key findings and recommendations for action were discussed with the Chairman in advance of the report being circulated to the Board.
Review and action planning	• The final report was discussed at the December 2022 Board meeting. • The Board agreed an action plan in response to the recommendations set out in the report.

2022 Board evaluation – outcomes and actions

The conclusion of the 2022 Board evaluation was that the Board operated effectively throughout the year and fulfilled its remit as set out in its terms of reference. Directors engaged fully with the evaluation exercise and commented positively in relation to many aspects of the Board's operations.

The evaluation findings noted that overall sentiment was good and there was a real sense of the Board and executive management working well together to drive the business forward. Purpose was strong and was evident in decision-making and the revised approach to strategy had worked well. Setting Board objectives in 2022 was considered helpful in directing focus and there had been good oversight of priorities and outcomes.

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Overall, the directors felt the Board's size was about right and succession planning had been handled well. The culture of the Board had continued to develop positively, although the dynamic could be further improved. The balance of responsibilities between the Board and Committees was appropriate, but Committee reporting to the Board could be sharper.

Director feedback on the Board calendar, time commitment and stakeholder visits were all positive. Directors reiterated that agendas should ensure key issues are prioritised and that papers should not be too long. Board training was considered good and directors appreciated the strong support from the corporate governance team.

In December 2022 the Board agreed a detailed action plan in response to the recommendations set out in the internal Board evaluation report, which included the following:

Theme	2023 actions
Purpose and strategy	• Include an annual review of purpose embedding at the Board. • Review format of future strategy sessions to include discussion on longer term trends.
Board focus and priorities	• Set Board objectives for 2023. • Chairman and Chief Governance Officer and Company Secretary to review agendas in 2023 and encourage discipline in Committee Chair reporting and paper lengths.
Engagement with business and stakeholders	• Review mechanisms for Board engagement with the executive talent pipeline and ensure all CEO-1/2 successors have some form of exposure to the Board during the year. • Explore opportunities for the Board to meet in/visit regional hubs.

Implementation of the 2022 Board evaluation action plan will be overseen by the Group Nominations and Governance Committee during 2023.

2022 Board Committee evaluations – outcomes and actions

Details of the outcomes of the 2022 Board Committee evaluations can be found in the relevant Committee Chair reports. Progress against these actions will be tracked at Committee level during 2023.

2022 Individual director and Chairman effectiveness reviews

The Chairman met each director individually to discuss their own performance and continuing professional development and establish whether each director continues to contribute effectively to the company's long-term sustainable success. The Chairman also shared peer feedback provided by directors during the evaluation. Separately, the Senior Independent Director, together with the Senior Independent Director of the ring-fenced bank, sought feedback on the Chairman's performance from the non-executive directors, executive directors and other key internal and external stakeholders and discussed it with the Chairman. This included peer feedback provided by directors during the evaluation.

4. Audit, risk & internal control

Information on how the company has applied the Principles and complied with the Provisions set out in this section of the Code can be found throughout the Annual Report and Accounts. The following sections are of particular relevance:

• the Group Audit Committee report (page 108) which describes the completion of an external audit tender and sets out the process undertaken to evaluate the effectiveness of both the Internal Audit function and the external auditors and the principal findings thereof. It also explains the approach taken to ensuring the integrity of financial and narrative statements and confirms that it supports the Board in the

assessment of NatWest Group's disclosures to be fair, balanced and understandable;

• the viability statement (page 68) which details how the Board has assessed the future prospects of NatWest Group plc and the ways in which risks are considered and managed in order to achieve its strategic objectives;

• the Compliance report (page 168), which explains the internal control framework in place and how the Board monitors and reviews the company's risk management and internal control systems; and

• the Group Board Risk Committee report (page 117) which explains how the Board oversees the principal and emerging risks facing NatWest Group and how management addresses these.

The Board regularly assesses the company's emerging and principal risks in a variety of ways including through consideration of the risk management report. Details of the company's principal risks, procedures in place to identify Top and Emerging Threats, and how these are being managed or mitigated, can be found on pages 64 to 67 (Risk overview) and pages 176 to 283 (Risk and Capital Management).

5. Remuneration

The Directors' remuneration report on pages 138 to 167 provides information on the activities of the Group Performance and Remuneration Committee, the decisions taken on remuneration during the year and why the Committee believes these are the right outcomes in the circumstances. The report also details how the remuneration policy for executive directors supports the delivery of the company's strategic goals and purpose, with significant delivery in shares to provide long-term alignment with shareholders. Information is also included on wider workforce remuneration including our approach to providing fair pay.

Report of the Group Nominations and Governance Committee



Letter from Howard Davies,

Chair of the Group Nominations and Governance Committee

Dear Shareholder,

As Chairman of the Board and Chair of the Group Nominations and Governance Committee, I am pleased to present our report on the Committee's activity during 2022.

Role and responsibilities

The Committee is responsible for reviewing the structure, size and composition of the Board, and membership and chairmanship of Board Committees and recommends appointments to the Board. In addition, the Committee monitors NatWest Group's governance arrangements to ensure that the best corporate governance standards and practices are upheld and considers developments relating to banking reform and analogous issues affecting NatWest Group. The Committee makes recommendations to the Board in respect of any consequential amendments to NatWest Group's operating model.

The terms of reference of the Committee are reviewed annually, approved by the Board and are available at natwestgroup.com.

Principal activity during 2022

The Committee supports the Chair in keeping the composition of the Board and its Committees under regular review. The Committee reviews and recommends to the Board a skills matrix which is used to map the skills and experience of individual directors and ensure that the Board's collective skill-set remains appropriately balanced and aligned to current and future strategic priorities. The matrix is also used to identify any gaps and opportunities to enhance the collective balance of skills through additional recruitment to the Board.

Following the Committee's review of the skills matrix and noting the tenure of a number of non-executive directors, the Committee supported implementation of the Board's succession plans by overseeing the search for two new non-executive directors during 2022.

A subset of the Board's membership selected Audeliss to support a comprehensive candidate search with diversity and inclusion considerations at the forefront of the search criteria. The Committee held a number of discussions on potential candidates as the search progressed, assessing the credentials of each candidate against the qualities and capabilities set out in the role specification agreed by the Committee. Following a formal, rigorous and transparent process the Committee recommended two candidates to the Board for appointment.

On 1 October 2022 Roisin Donnelly was appointed to the Board as a non-executive director. On 16 December 2022 NatWest Group announced that Morten Friis intends to stand down from the Board with effect from the close of business on 31 July 2023, shortly after reaching the ninth anniversary of his appointment. At the same time, it was announced that Stuart Lewis would join the Board as a non-executive director and member of the Group Board Risk Committee on 1 April 2023. Subject to regulatory approval, Stuart will be appointed as Chair of the Group Board Risk Committee on 1 August 2023. Both Roisin and Stuart bring extensive skills and experience to their roles and the Board looks forward to benefitting from their valuable and important contributions.

During 2022 the Committee also reviewed the contribution of a number of serving Board members under the board appointment policy which sees non-executive directors appointed for an initial three-year term, subject to annual re-election at the AGM. Following assessment by the Committee, they may then be appointed for a further three-year term. Non-executive directors may continue to serve beyond six years, subject to a maximum tenure of nine years. The tenures of the Chairman and non-executive directors are set out on page 93.

In addition to reviewing the structure, size and composition of the NatWest Group plc Board, the Committee has also continued to oversee work aimed at further enhancing NatWest Group's subsidiary governance framework. A number of our material regulated subsidiaries made appointments to their boards during 2022, which the Committee has overseen. Spencer Stuart and Green Park have both been engaged during the year to support NatWest Group's subsidiary board search activity. The firms are members of the retained executive search panel of suppliers (managed by NatWest Executive Search). Spencer Stuart also provide leadership advisory and senior executive search and assessment services to the People & Transformation function within NatWest Group.

During the year the Committee continued to monitor NatWest Group's governance arrangements to ensure that they remain appropriate by reference to best practices in corporate governance (having regard to relevant legislation, guidelines, industry practice and developments affecting NatWest Group in the markets where it operates).

During 2022 the Committee considered a number of external policy developments and the impacts on NatWest Group's corporate governance framework, including changes to the Listing Rules and Disclosure and Transparency Rules introduced following the FCA's review of diversity and inclusion on company boards and executive committees.

Membership and meetings

Throughout the majority of 2022 the Committee comprised the Chairman of the Board and four independent non-executive directors. Lena Wilson joined the Committee on 24 September 2022, when she succeeded Robert Gillespie as Chair of the Group Performance and Remuneration Committee. Robert remained a member of the Committee until he stood down from the Board on 15 December 2022. Graham Beale also observes meetings of the Committee in his capacity as Senior Independent Director of NWH Ltd and member of the NWH Ltd Nominations Committee. The Committee holds a minimum of four meetings per year and meets on an ad hoc basis as required. In 2022, there were four meetings. Individual attendance by directors at these meetings is shown in the table on page 91.

Performance evaluation

The 2022 review of the effectiveness of the Board and its senior Committees was conducted internally in 2022 by the Chief Governance Officer and Company Secretary. The Committee has considered and discussed the outcomes of the evaluation and accepts the findings, more information on which can be found on page 104. Overall, the review concluded that the Committee's responsibilities had been discharged effectively with no material recommendations being identified for action. The Committee will continue to ensure that the full Board is appropriately sighted on the work of the Committee, including Board succession planning that will continue to be a key priority for the Committee during 2023.

The outcomes of the evaluation have been reported to the Board and the Committee will track progress during the year.

Boardroom inclusion policy

As noted on pages 93 and 102, the Board operates a boardroom inclusion policy which reflects NatWest Group's values, its inclusion guidelines and relevant legal or voluntary code requirements. The policy currently applies to the most senior NatWest Group boards: NatWest Group plc, NWH Ltd, NWB Plc and RBS plc. A copy of the boardroom inclusion policy is available at natwestgroup.com.

Objectives and targets

The boardroom inclusion policy's objectives ensure that the Board, and any Committee to which it delegates nomination responsibilities, follows an inclusive process when making nomination decisions. That includes ensuring that the nomination process is based on the principles of fairness, respect and inclusion, that all nominations and appointments are made on the basis of individual competence, skills and expertise measured against identified objective criteria and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion.

Page 168 confirms NatWest Group's approach to Provision 17 of the Code which sees oversight of succession plans for senior management positions and the development of a diverse pipeline for succession reserved as a matter for the full Board. Pages 48 to 49 contain more information on how NatWest Group is creating a diverse, equitable and inclusive workplace, including (in relation to Provision 23 of the Code) the gender balance of senior management and their direct reports.

Monitoring and reporting

Throughout 2022 the Board met the recommendation of the Parker Review with at least one member of the Board being of an ethnic minority background and it intends to continue to meet that recommendation.

At the end of 2022 the Board exceeded the FTSE Women Leaders Review target of 40% female Board representation by the end of 2025, with 45% of the Board being female.

Diversity and inclusion progress, including information about the appointment process, will continue to be reported in the Group Nominations and Governance Committee's report in the NatWest Group plc Annual Report and Accounts.

The balance of skills, experience, independence, knowledge and diversity on the Board, and how the Board operates together as a unit, is reviewed annually as part of the Board evaluation. Where appropriate, findings from the evaluation will be considered in the search, nomination and appointment process.

Howard Davies
Chair of the Group Nominations and Governance Committee
16 February 2023

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Report of the Group Audit Committee

'Our objective was to run a competitive audit tender through a process that is fair and transparent for those firms participating with minimal disruption to NWG during this period.'



Letter from Patrick Flynn,

Chair of the Group Audit Committee

Dear Shareholder,

I am pleased to share with you details of how the Group Audit Committee (The Committee or GAC) discharged its responsibilities and its key areas of activity in 2022. It has been another busy year and I would like to thank my fellow Committee members for their contributions, in particular Robert Gillespie who stood down from the Committee at the end of the year. The Committee also appreciated the views of Graham Beale and Ian Cormack, who are non-executive directors and Audit Committee members of NatWest Holdings and attend GAC meetings in an observational capacity.

The Committee's primary purpose is to oversee and challenge management's approach to the preparation of financial results and relevant non-financial disclosures. This includes considering existing and new accounting policies, scrutinising standards of internal control and their efficacy and reviewing the disclosures each quarter prior to release. More detail on the remit of the Committee can be found in its terms of reference which are reviewed annually and are available at natwestgroup.com.

Interrogating the quarterly releases of financial and relevant non-financial information continued to be a priority for the GAC in 2022. This included consideration of relevant reports from management on the judgements applied during the preparation of the information and legal and regulatory developments.

Consideration was also given to management's assessment of the internal controls over financial reporting and how those controls might be developed and also applied to other areas of NatWest Group's activities. The Committee also received reports from the internal audit function on the internal control environment and the external auditors on internal controls over financial reporting and key accounting and judgemental matters.

As the economic recovery following the COVID-19 pandemic continued during 2022, it was evident that new macroeconomic challenges were emerging, including the rising cost of living and supply chain issues. As such the Committee agreed with management that post model adjustments to expected credit losses would be required throughout the year although the composition evolved during that time.

A major focus of the Committee and management in 2022 was the tender for the external audit. Detailed consideration was given to the timing of this process, and it was determined appropriate to accelerate it to ensure a competitive process and provide management with clarity for potential consultancy engagements. Following consideration of the responses received, and presentations from the responding firms to management and to the Committee, the appointment of PwC as auditors of NatWest Group from 2026 was recommended to the Board. Further details can be found on page 109. The Committee has been satisfied with the performance of the current auditors, EY, throughout the firm's tenure.

I have continued to fulfil the role of whistleblowers' champion for NatWest Group, receiving regular updates on the efficacy of the whistleblowing framework, themes in reports made by colleagues via the systems and monitoring the outcomes of the most pertinent cases. The Committee continued to hold responsibility for oversight of the independence, autonomy and effectiveness of NatWest Group's whistleblowing policies and procedures. It is pleasing that colleague awareness of how to raise concerns remained high in 2022. A refreshed communications campaign during the year linked to NatWest Group's new values and purpose further helped to embed a culture where colleagues feel able to raise any concerns via the whistleblowing framework.

Membership

Full biographical details of the members of the Committee during 2022 are set out on pages 86 to 89. The members are all independent non-executive directors who also sit on other Board committees in addition to the GAC (as set out in their biographies). This common membership helps facilitate effective governance across all finance, risk and remuneration matters and ensures that agendas are aligned, and duplication of responsibilities is avoided.

Members of the GAC are selected with a view to the expertise and experience of the Committee as a whole and with proper regard to the key issues and challenges facing NatWest Group. As NatWest Group plc is a listed company on the London and New York stock exchanges it has certain obligations as to the expertise and qualifications of the Group Audit Committee. The Board is satisfied that all GAC members have recent and relevant financial experience and are independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the 'Exchange Act') and related guidance. The Board has further determined that Patrick Flynn, Mark Seligman and, during his tenure as a member of the Committee, Robert Gillespie are all 'financial experts' for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange, and that they have competence in accounting and/or auditing as required under the Disclosure Guidance and Transparency Rules.

Meetings and visits

Five scheduled meetings of the Committee were held in 2022, four of which took place immediately prior to the release of the financial results each quarter. One ad hoc meeting was also held, to consider management's preliminary assessment of half-year out-turn on expected credit losses at H1 2022. During the year all members attended the meetings, the majority of which were held in person. All meetings were also attended, in an observational capacity, by the two non-executive directors of NatWest Holdings who are members of that entity's Audit Committee.

In conjunction with the Group and NWH Board Risk Committee (BRC) and the NWH Audit Committee, the GAC undertook its annual programme of visits to control functions. Constructive and insightful discussions were held with members of management from the Risk, Internal Audit and Finance teams.

Performance evaluations

In 2022 the annual review of the effectiveness of the Board and its senior Committees, including the GAC, was conducted internally by the Chief Governance Officer and Company Secretary. It was determined that the GAC had continued to operate effectively during 2022, meeting its statutory duties. The outcomes of the evaluation were considered by the Committee and subsequently reported to the Board. The key area for focus related to improved discipline on the papers presented to the Committee. The GAC will monitor progress during 2023. The Committee is satisfied it fulfilled its terms of reference throughout the year.

The Committee continued to monitor the performance of the external auditor and the Internal Audit function in 2022. Formal assessments were undertaken at the end of the year via an internal process and the Committee reviewed summaries of the feedback provided by relevant stakeholders. Progress made to address the recommendations of the previous year's evaluations was welcomed.

Patrick Flynn
Chair of the Group Audit Committee
16 February 2023

External audit tender

Our objective was to run a competitive audit tender through a process that is fair and transparent for those firms participating with minimal disruption to NWG during this period.

- **April 2022** – discussed the benefits and disadvantages of accelerating the timescales for the external audit tender, which would be required to be undertaken by 2024 at the latest. Further information was requested on the potential participants, the impact on existing and planned consultancy work, and the proposed selection criteria used in a tender.
- **June 2022** – it was agreed that the audit tender process should be accelerated to ensure the best availability of firms able to respond. The market was informed of the decision to commence the process, in line with regulatory requirements.
- **June 2022** – the process commenced with firms invited to participate in the tender; three statements of intent were received from firms with one firm unable to provide a team which would meet NatWest Group's requirements.
- **July/August 2022** – management supported the supplier evaluation, capability and independence assessments, interviews held with key members of management, and deep dives into specific areas of capability.

- **Mid-September 2022** – management panel sessions held.
- **End of September 2022** – final presentations by firms to GAC members. The Committee then deliberated on its recommendation to the Board
- **October 2022** – Key factors in assessing firms included: the understanding of NatWest Group; the quality of the engagement team; the capability of the firm, with a focus on data and digitisation capabilities; the quality of the audit approach; the availability to the engagement team of suitable global resources to meet NatWest Group's requirements; independence; and value add. Having considered the scoring criteria, key factors, input and observations from the Committee and from the presentations themselves, the Committee recommended to the Board that PwC be appointed as NatWest Group's External Auditor for the financial period ending 31 December 2026, subject to shareholder approval.

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Financial and non-financial reporting

The GAC considered a number of accounting judgements and reporting issues in the preparation of NatWest Group's financial results throughout 2022. The Committee reviewed the quarterly, interim and full year results announcements, the annual reporting suite of documents and other principal financial and non-financial releases for recommendation to the Board for approval. This included the disclosures required by the TCFD and the ESG Disclosures Report. Consideration was given to the controls surrounding the preparation of these releases.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Expected credit losses	To review and challenge management's judgements in relation to credit impairments and the underlying assumptions, methodologies and models applied, and any post-model adjustments required. To also consider the impact of macro-economic risks on the credit environment	The GAC focused on the key assumptions, methodologies and post-model adjustments applied to provisions under IFRS 9. While economic uncertainty persisted in 2022, the causes pivoted from the post-pandemic recovery to rising inflation and cost of living. As the macro-economic environment developed during the year it was clear that it would not be possible to adopt a net release of IFRS 9 provisions in the year. The provisions relating to the COVID-19 pandemic were replaced by those of a similar quantum for economic uncertainty. This was considered to be the most appropriate course of action given the uncertainty, and an environment of rising interest rates not experienced in recent times. Industry benchmarking data continued to be helpful to the Committee and informed its considerations. The Committee recognises that post-model adjustments should be limited to considerations beyond model capability and so sought from management confirmation of the criteria which would need to be satisfied to enable their release. In addition, the circumstances in which the underlying scenarios used to model expected credit loss provisions would be revised to reflect significant economic uncertainty were discussed in October 2022 with a full refresh undertaken in advance of the 2022 year-end process. The Committee will continue to scrutinise the application of post-model adjustments in 2023.
Treatment of goodwill	To consider the treatment of goodwill throughout the year and ensure the carrying value was appropriate and suitable disclosures were made.	The Committee supported management's view that it was not necessary to undertake an out of cycle reassessment of goodwill during 2022. Following discussion and challenge, the Committee was satisfied that goodwill remained recoverable throughout the year, and that appropriate disclosures were included in the financial releases. Goodwill was retired as a significant accounting judgement at the end of 2022 as a result of improved projections which result in an impairment being considered unlikely.
Valuation methodologies	To consider valuation methodologies, assumptions and judgements made by management.	The GAC considered valuation methodologies and assumptions for financial instruments carried at fair value and scrutinised judgements made by management on a quarterly basis throughout 2022.

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Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Provisions and disclosures	To consider the level of provisions for regulatory, litigation and conduct issues throughout the year.	The Committee reviewed the levels of provisions during the year for regulatory, litigation and conduct matters, and was satisfied these were appropriate. Three new provisions were taken during the year all relating to conduct matters, one in relation to the mortgage repayments by UBIDAC customers, one in relation to issues in respect of orphaned wills and another for the remediation of historic lifetime mortgage products.
Viability statement and the going concern basis of accounting	To review NatWest Group's going concern and viability statements.	The GAC considered evidence of NatWest Group's capital, liquidity and funding position and considered the process to support the assessment of principal risks. The GAC reviewed the company's prospects in light of its current position, the identified principal, and emerging risks (including climate risk) and the ongoing macro-economic developments such as supply chain challenges and rising inflation. FRC guidance and reviews of peer disclosures were considered as part of the preparation of the viability statement for NatWest Group. The Committee recommended both the going concern assessment and viability statement to the Board. (Refer to the Report of the directors for further information).
Fair, balanced and understandable	To oversee the review process which supports the Committee and Board in concluding that the disclosures in the Annual Report and Accounts and other elements of the year-end reporting suite of documents, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.	The Committee oversaw the review process for the year-end disclosures which included: central coordination and oversight of the Annual Report and Accounts and other disclosures led by the Finance function; review of the documents by the Executive Disclosure Committee prior to consideration by the GAC; and a management certification process of the year-end reporting suite. The Committee considered whether the annual, interim and quarterly disclosures met the UK Corporate Governance Code requirements to be 'fair, balanced and understandable'. It concluded each time that the releases satisfied the necessary criteria. The external auditor also considered the fair, balanced and understandable statement as part of the year-end processes and supported NatWest Group's position.
Climate-related Disclosures Report and ESG Disclosures Report	To review the principal non-financial disclosures made by NatWest Group and to ensure appropriate controls are in place to support the preparation of the information. These disclosures include the annual Climate-related Disclosures Report and the ESG Disclosures Report. In 2022 the Committee also reviewed the initial iteration of our Climate transition plan disclosure.	The Committee remained focused on the controls which support the non-financial disclosures to ensure that they remained appropriate and robust. The GAC noted that the controls were aligned with the controls in place for financial disclosures. The GAC discussed and provided feedback on both the Climate related disclosures report, which incorporated climate transition plan information, and the ESG Disclosures Report for 2022. A significant area of discussion related to NatWest Group's dependency on external factors in order to achieve its Climate ambition and how this aligned to best practice disclosure.

Systems of internal control

Systems of internal control relating to financial management, reporting and accounting issues is a key area of focus for the Committee. In 2022 it received reports throughout the year on the topic and evaluated the effectiveness of NatWest Group's internal control systems, including any significant failings or weaknesses.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Sarbanes-Oxley Act of 2002	To consider NatWest Group's compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2002.	The Committee received interim updates on the status of the bank's internal controls over financial reporting throughout 2022 enabling it to monitor progress and support management's conclusion at the year end. The Committee continues to receive updates from management on control deficiencies that arise during the year, including those around expected credit losses and value in use calculations that remain open at the year-end. The Committee monitored the plans and transition to more automated preventative key controls. The Committee also reviewed the process undertaken to support the Group CEO and Group CFO in providing the certifications required under sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002.
Regulatory and financial returns	To review the controls and procedures established by management of NatWest Group for compliance with regulatory and financial reporting requirements.	As part of management's ongoing work to strengthen the financial reporting control environment in 2022, the Committee received updates at each scheduled meeting as to the progress achieved to implement the findings of the industry-wide skilled person's review of regulatory returns. It encouraged management to ensure delivery remained in line with the planned timetable and was pleased with the positive progress during the year. The Committee received regular updates on the 2021 event affecting two securitisation structures which was identified during 2022. A particular focus of the Committee's discussions was on the review of the end-to-end framework and the work undertaken to strengthen associated controls.
Control Environment Certification	To consider the control environment ratings of the businesses, functions and material subsidiaries and management's actions to ensure that the control environment is maintained or strengthened.	The Committee received bi-annual reports on the Control Environment Certification, which were supplemented by the views of the second and third lines of defence. The Committee was pleased to note that the overall Control Environment strengthened during 2022 as the Financial Crime Return to Appetite Plan delivered against key milestones.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Early event escalation	To monitor control incidents captured by the internal event escalation process.	The Committee received bi-annual updates on the volumes and nature of the most significant control incidents escalated via the internal early event escalation process and any common themes. The early event escalation process was introduced at the start of 2022, replacing the previous Group Notifiable Event Process (GNEP). Simultaneously the impact classification matrix was revised in line with current risk appetite. The reliance on manual processes and controls was a significant cause of events in 2022, which the Committee noted with concern. The work to introduce greater automation into the bank's key processes is ongoing and the Committee encouraged this to be completed promptly. It was noted that the creation of the payments Centre of Excellence and the appointment of a senior executive to lead work would improve controls in this area.

All Board directors were alerted to the most significant events throughout the year. |
| **Whistleblowing** | To monitor the effectiveness of the bank's whistleblowing policies and procedures. The Committee Chair is also the whistleblowers' champion for NatWest Group. | The GAC monitored the effectiveness of the bank's whistleblowing process and received updates on the volume of whistleblowing reports and any common themes. The Committee noted the output of Internal Audit's annual review of the whistleblowing process, which had focused on controls over the management of whistleblower detriment in the Speak Up framework, and the adequacy of detriment training provided to colleagues. The findings were broadly positive with certain areas identified for enhancement which will be progressed by management, with the Committee's support.

The GAC Chair acts as NatWest Group's Whistleblowers' Champion, in line with PRA and FCA regulations, and meets regularly with the whistleblowing team. There is appropriate escalation of matters to the Board and dissemination of information to the principal subsidiaries to ensure a coordinated approach across the bank. |
| **Legal and regulatory reports** | To note material legal investigations (current and emerging) and any impacts on financial reporting; and to monitor the bank's relationship with relevant regulatory bodies including the FCA and PRA. | The Committee received quarterly reports detailing new and existing major investigations and litigation cases. The Committee considered provision levels and the impact on each quarterly financial results disclosure and was satisfied in both respects. The Committee also received updates on ongoing regulatory investigations, current and future areas of regulatory focus and the nature of the relationships with the primary regulators. |
| **Other standards of control** | In addition, the Committee receives regular updates on matters pertinent to NatWest Group's standards of internal control. | The Committee received an update on the bank's tax position and discussed matters including tax provisioning levels, significant provided and unprovided tax risks and deferred tax assets.

The GAC reviewed the disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council. |

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Internal Audit

The GAC is responsible for overseeing the Internal Audit function, monitoring its effectiveness and independence.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Quarterly opinions	To consider periodic opinion reports prepared by Internal Audit on the overall effectiveness of the governance, risk management and internal control framework, current issues and the adequacy of remediation activity.	The Committee received quarterly opinion reports from Internal Audit, setting out the function's view of the overall effectiveness of NatWest Group's governance, risk management and internal control framework, current issues and the adequacy of remediation activity. Internal Audit also outlined material and emerging concerns identified through their audit work. Internal Audit reported a continued steady strengthening of the bank's control environment over the course of the year. The function continued to assess and report on the implementation of significant programmes, such as the Financial Crime remediation work, which was welcomed by the Committee. The increased use of quantitative metrics to support Internal Audit's conclusions was also welcomed by the Committee. The Committee monitored the development of audit report ratings and timeliness of issue resolution. The Committee considered the IA opinion of the strength of the control environment.
Annual plan and budget	To approve Internal Audit's annual plan and budget prior to the start of each year as well as any significant changes required during the year.	The Committee considered and approved Internal Audit's 2022 plan and budget at the end of 2021. The Committee supported the planned focus of work on the most high-risk areas for the bank, and welcomed the flexible approach adopted by the Internal Audit management in the event of new or emerging risks or requests for audit work during the year. The 2022 budget was consistent with the prior year, reflecting the delivery of efficiencies in the function. In December 2022, the Committee approved Internal Audit's 2023 plan and budget.
Internal Audit Charter and independence	To approve the Internal Audit Charter each year and review the independence of the Chief Audit Executive (CAE) and function as a whole.	The GAC reviewed and approved the Internal Audit Charter which was consistent with prior years. The Committee noted the Independence Statement and confirmed the independence of Internal Audit.
Performance/ evaluation	To monitor and review, at least annually, the effectiveness of Internal Audit.	In 2022 the CAE continued to report to the GAC Chair with a secondary reporting line for administrative purposes to the Group CEO. This is consistent with prior practice and industry guidance. The GAC assessed the annual performance (including risk performance) of the function and CAE. The 2022 evaluation of the Internal Audit function was carried out internally, and it is expected an external audit quality assessment will be performed in early 2023. For the purposes of the 2022 evaluation, stakeholders across the bank, including the GAC members, attendees and the external auditors were invited to provide feedback, identifying areas of particular strength and those for enhancement. The overall findings were positive, and the Internal Audit function was found to be operating effectively with opportunities to improve bench-strength and to focus activity on emerging areas of focus for NatWest Group. Progress will be overseen by the GAC in 2023.
Visit	To undertake an annual deep dive session with members of the Internal Audit leadership team.	Together with the BRC, the GAC participated in a successful deep dive session with Internal Audit's management team. A variety of issues impacting the function were discussed, including: succession planning and bench-strength; talent and mobility; functional priorities; and the impacts of increased automation and use of technology in audits.

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External audit

The GAC has responsibility for monitoring the independence and objectivity of the external auditor, the effectiveness of the audit process and for reviewing NatWest Group's financial relationship with the external auditor and fixing its remuneration. Ernst & Young LLP (EY) has been NatWest Group's external auditor since 2016, following a tender process carried out in 2014. In October 2022, the Committee recommended that PwC be appointed as NatWest Group's auditor from 2026.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
External audit reports	To review reports prepared by the external auditor in relation to NatWest Group's financial results and control environment.	The Committee received quarterly reports on the review-related work and conclusions of the external auditor. The reports included EY's view of the judgements made by management, compliance with international financial reporting standards and the external auditor's observations and assessment of effectiveness of internal controls over financial reporting.
Audit plan and fees	To consider the scope and planning of the external auditor in relation to the audit of NatWest Group. It is also authorised by the shareholders to fix the remuneration of the external auditor.	The GAC reviewed EY's 2022 plan. It welcomed the external auditor's focus on innovation, as well as the intention to utilise a data-leveraged approach to the audit. In line with the authority granted to the Committee by shareholders at the 2022 Annual General Meeting (AGM) to fix the remuneration of the external auditor, the GAC approved the audit fees for the year including the fee for the 2022 interim results. The Committee received confirmation from the external auditor that the fees were appropriate to enable delivery of the required procedures to a high quality. Management also committed to continuing to support the external auditor in minimising costs associated with the audit.
Annual evaluation	To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration all relevant professional and regulatory requirements.	The evaluation of the external auditor's performance in 2022 was undertaken to assess the independence and objectivity of the external auditor and the effectiveness of the audit process. The GAC members, attendees, finance directors of customer businesses and functions, and key members of the Finance team were consulted as part of the evaluation. Stakeholders were invited to assess the external auditor's independence, engagement, provision of robust challenge, bench-strength and reporting. The evaluation concluded that the external auditor was operating effectively and with objectivity. Key strengths included fresh perspectives provided following partner rotation and the technical strength of the audit. Improvement areas included junior staff capabilities, continued enhancement of written reporting and providing additional external benchmarking and market insight.
Audit partner	To oversee the lead audit partner and resolution of any points of disagreement with management.	Micha Missakian has been EY's lead audit partner for NatWest Group since February 2021. He attended all meetings of the Committee in 2022 and met in private session with the Committee members twice during the year. This provided the external auditor an opportunity to raise any points of disagreement with management. No such points were raised by the external auditor in 2022.
Additional reports prepared by the external auditor	To review reports prepared by the external auditor in relation to NatWest Group.	During 2022 the Committee considered the results of the external auditor's assurance procedures on compliance with the FCA's Client Asset Rules for NatWest Group's regulated legal entities for the year ended 31 December 2021 and received the outcome of EY's written auditor report to the PRA under supervisory statement SS1/16 for the year ended 31 December 2022. EY also presented the findings of their audit of the Climate-related Disclosures Report and ESG Disclosures Report to the GAC.

Matter	Role of Committee and context of discussion	How the Committee addressed the matter
Non-audit services	To review and approve, at least annually, NatWest Group's policy in relation to the engagement of the external auditors to perform audit and non-audit services (the policy).	All audit and non-audit services are approved by, or on behalf of, the Committee to safeguard the external auditor's independence and objectivity. The GAC reviewed and approved NatWest Group's non-audit services policy in 2022. Under the policy, all audit-related services and permitted non-audit service engagements are approved by the GAC with updates presented to each scheduled meeting. Where the fee for a non-audit service engagement is expected to exceed £100,000, a competitive tender process must be held; where the fee is anticipated to be £250,000 or more approval of all GAC members is required. For fees under £250,000, work can be approved on an interim basis by the GAC Chair, subject to subsequent ratification by the next scheduled GAC meeting. The policy permits the external auditor to undertake engagements which are required by law or regulation or which relate to the provision of comfort letters in respect of debt issuance by the NatWest Group, provided prior approvals are in place in accordance with the policy. The policy also allows NatWest Group to receive services from EY which result from a customer's banking relationship, provided prior approvals are in place in accordance with the policy. All such approvals are subsequently reported to the GAC. During 2022, the Committee did not approve any significant non-audit engagements (where the fees exceeded £100,000) to be undertaken by the external auditor. The audit to non-audit fee ratio for 2022 was 15%. Further details of the non-audit services policy can be found at natwestgroup.com. Information on fees paid in respect of audit and non-audit services carried out by the external auditor can be found in Note 6 to the consolidated accounts.

Report of the Group Board Risk Committee



Letter from Morten Friis,

Chair of the Group Board Risk Committee

Dear Shareholder,

I am pleased to present my third and final report as Chair of the Board Risk Committee (the Committee or BRC).

This report describes how the BRC has fulfilled its role overseeing and advising the Board in relation to current and potential future risk exposures and risk profile; and in overseeing the effectiveness of risk management frameworks. In carrying out this important role, the Committee helps to ensure that NatWest Group is purpose-led in its decision-making, building long-term value in the business. More detail on the remit of the Committee can also be found in its terms of reference which are reviewed annually and available at natwestgroup.com.

During 2022, the Committee ensured its time was prioritised to focus on oversight of NatWest Group's principal and emerging risks. Financial crime has remained a key area of focus and the Committee has been pleased to see significant progress towards a return to appetite. Other areas of focus have included model risk remediation activity; oversight of implementation of risk management framework improvements, particularly the Risk and Control Self-Assessment (RCSA) roll-out; oversight of the effectiveness review of the Risk function, which included the evolution of the risk management strategy; and a wide range of operational risk matters. Risk management across NatWest Group has continued to be an

'BRC has helped to ensure that NatWest Group is purpose-led in its decision-making through its oversight of risk management frameworks and in overseeing and advising the Board on both current and potential future risk exposures.'

area of regulatory focus and BRC has played a key role in overseeing and challenging progress in this regard. Emerging priorities during the year included Consumer Duty requirements, data, cloud hosting risk and payments technology and architecture. Additionally with the volatile geopolitical and economic environment, BRC devoted significant time to the impact of the external economic environment on NatWest Group's risk profile. It is expected that these will continue to be areas of focus in 2023 as NatWest Group drives towards return to appetite in a number of areas, implements changes to meet regulatory expectations, and continues to respond to the external economic environment and cost of living pressures.

Further information on key topics considered during the year and areas of focus and challenge by the Committee is provided on the following pages.

I would like to thank my fellow Committee members for their continued commitment, support and challenge during what has been an unpredictable and eventful year, and throughout my tenure as BRC Chair.

Morten Friis
Chair of the Group Board Risk Committee
16 February 2023

Membership

BRC comprises four independent non-executive directors. The details of the members and their skills and experience are set out on pages 86 to 89. Robert Gillespie stepped down as a member of the Committee when he stepped down from the Board on 15 December 2022. I would like to thank Robert for his long-standing commitment and contribution to the Committee.

Patrick Flynn is chair of the Group Audit Committee of which I am also a member. Lena Wilson is chair of the Group Performance and Remuneration Committee (RemCo). This common membership helps to ensure effective governance across the committees.

Regular attendees at BRC meetings include: the Group Chairman, Group CEO, Group CFO, Group CRO, Group Chief Legal Officer and General Counsel, Group Chief Audit Executive, and the External Auditor. External advice is sought by the Committee where appropriate.

Francesca Barnes joined NWH Ltd's BRC in September 2022. Francesca, Graham Beale and Ian Cormack attended Committee meetings as observers in their capacity as members of NWH Ltd's BRC. Meetings of the Group and NWH Ltd's BRCs share much of a common agenda and are generally run in parallel.

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Meetings and visits

There were eight scheduled meetings of the Committee held in 2022. Six of the eight meetings were held in person, with the remaining two meetings held virtually during the year. Details of meeting attendance can be found on page 91.

Outside formal meetings, the Committee met with the Risk Leadership Team and held additional sessions to consider improvements to the risk management report and the development of the risk management strategy. Dinners were arranged to discuss the Retail strategy from a risk perspective and to consider the operation of the Committee. Members of the Group and the NWH Ltd BRCs also undertook a programme of visits to the Risk, Internal Audit and Finance functions, in conjunction with members of the Group and the NWH Ltd Audit Committees.

Performance Evaluation

Throughout the year the Committee acted in accordance with its terms of reference. The annual review of the effectiveness of the Board and its senior Committees, including BRC, was conducted internally in 2022. The PRA also conducted a review of the BRC.

The Committee held a dedicated session to discuss its performance. The session was structured around a number of themes: focus and priorities; reporting and operating rhythm; committee effectiveness and culture and dynamics. The Committee agreed that it was operating effectively and believed it discussed all principal and emerging risks and challenged management appropriately. The Committee suggested that there needed to be continued focus on prioritising agendas to try to reduce the volume of papers and to allow sufficient time for discussion. Continued improvement in the quality of papers and timeliness of data presented to the Committee was also desired. These will be areas of focus for 2023.

Principal areas of Board Risk Committee focus in 2022

The table below describes the Board Risk Committee's principal areas of focus in 2022, alongside key outcomes and stakeholders considered.

Theme	Principal areas of Board Risk Committee focus	Outcomes
Financial crime	Oversight of the management and return to appetite of financial crime risk, which continues to be a principal risk for NatWest Group. Quarterly updates were presented from all three lines of defence. These included progress updates on return to appetite plans, transformation and emerging risks/issues. Additionally, the Committee considered the Money Laundering Reporting Officer's (MLRO's) report[*] and the enterprise-wide financial crime risk assessment. The Group CRO reported on the financial crime risk profile and remediation progress at each meeting.	Throughout the year, the Committee challenged management on return to appetite timetable, adequacy of resource and external support, and the pace of transformation and remediation to protect customers by driving improvements in financial crime. This included interrogating any differing views among the three lines of defence on confidence in the return to appetite timeframe. Additionally, in anticipation of the return to appetite the Committee ascertained from management the level of funding required to maintain risk appetite and the evolution of financial crime risk to ensure that threats were monitored and mitigated effectively. The Committee acknowledged the significant progress on financial crime made during the year, which was supported by all three lines of defence.
Model risk	BRC maintained close oversight of management activity to return to appetite for model risk through quarterly detailed updates, including the development, validation, and submission of Internal Ratings Based models for regulatory approval. In intervening months, updates were given via the risk management report.	The Committee closely monitored the number of models that had been revised, enhanced or removed due to changes in the external environment. It held management to account on return to appetite plans and challenged and agreed proposed recalibration of the model risk appetite measures to take account of regulatory approvals. It sought to understand model risk appetite breaches and resultant actions. It asked for comfort on resource contention, particularly from a technology perspective to ensure model risk was appropriately prioritised.

(*) Reviewed by BRC in line with the Committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

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Theme	Principal areas of Board Risk Committee focus	Outcomes
Risk function oversight and risk management strategy	BRC monitored the effectiveness of the Risk function, including the self-assessment undertaken by Risk supported by independent review and validation by the Internal Audit function. The Committee oversaw the development of a risk management strategy across all three lines of defence.	Whilst the Risk self-assessment concluded that the Risk Function was materially effective and met regulatory expectation, a number of improvements were identified by both Risk and Internal Audit assessments. The Committee requested that a combined action plan with detailed milestones was developed, and progress updates provided to the Committee to ensure that continued improvements were delivered at pace. These updates were discussed by the Committee, and as necessary management were held to account on progress and timelines. The Committee provided detailed feedback on the risk management strategy to ensure it was appropriately aligned with NatWest Group strategy and relevant to all three lines of defence.
Enterprise-wide Risk Management Framework (EWRMF) embedding (including risk appetite and RCSA activity)	The EWRMF is NatWest Group's primary risk management and risk governance document providing a framework for NatWest Group's overall approach to managing risk. The EWRMF is approved annually by the Board following the Committee's recommendation. The Committee considers EWRMF implementation to be vital to NatWest Group's robust risk management and control framework. BRC monitored the effectiveness of the risk management framework, including the development of RCSAs. Further details can be found in the Risk and capital management section of the report on page 178.	The Committee requested regular updates on embedding of EWRMF, particularly implementation of the RCSA process which included detailed oversight of achievement of milestones, ensuring that anticipated benefits were delivered in the control environment and that lessons learned from the initial pilots were incorporated into subsequent assessments. Internal Audit's year end review concluded that while some improvements were needed, the RCSA programme had made good progress on delivery and that RCSA activity overall was driving better risk awareness and understanding of the end-to-end process. The annual review of the EWRMF was presented to the Committee in December 2022. It was recommended to the Board for approval and was supported by Internal Audit's review of EWRMF, which stated that, overall, it was a comprehensive framework. The Committee oversaw the refresh of both qualitative risk appetite statements and the quantitative risk appetite measures in line with the EWRMF. Additionally, it monitored the risk profile of NatWest Group relative to risk appetite. The Committee provided feedback to ensure that the measures met regulatory expectations and were robust. The Committee challenged management to ensure risk appetite limits and triggers were set appropriately, with changes made to the proposed limits and triggers as a result. In particular, the Committee was keen to ensure that risk appetite for NatWest Markets was appropriate. The Committee received specific spotlights on all principal risks during the year and approved principal risk policies in respect of those risks under Board delegated authority. Internal Audit also reviewed the Risk Appetite Framework, concluding that this was a comprehensive risk framework, while recommending improvements to support the consistent use and setting of operational limits.

Theme	Principal areas of Board Risk Committee focus	Outcomes
Risk profile and reporting	Time was spent at every BRC meeting reviewing NatWest Group's current and future risk profile relative to risk appetite, with a particular focus on the impact of economic pressures experienced by customers and colleagues, and scrutinising management's actions to monitor and control exposures. Oversight included a detailed analysis of NatWest Group's risk profile, including the UK and global economic outlook, principal and emerging risks and threats, and NatWest Group's performance against risk appetite at each of its meetings via risk management reports.	The Committee continued to seek further improvements to the format and content of the risk management report throughout 2022, with detailed feedback provided by the Committee to improve the timeliness of information reported and the manner in which the information was presented in order to highlight key messages and to enhance the level of opinion provided by the Risk function. Updates implemented included more detail on actions being taken to mitigate principal risks, progress on implementation of the EWRMF and RCSAs, actions to address findings from the risk effectiveness self-assessment, credit risk and the Commercial Real Estate portfolio. It is expected that this work will continue into 2023 to leverage benefits from ongoing transformation activity regarding risk and finance data.

BRC continued to focus on principal and emerging risks and the strategic impact of these. The impact of Russia's invasion of Ukraine, including impacts to the economy, and the cost-of-living pressures affecting our customers and our colleagues was a key element of discussions throughout the year. Particular focus was given to the credit, conduct, Consumer Duty, and reputational aspects of both these risks and how these were managed from a risk perspective. In addition, a reputational risk spotlight focused on the effectiveness of the reputational risk framework with a spotlight on the cost-of-living crisis.

Other key areas of focus included financial crime and model remediation; regulatory compliance and conduct issues; operational and change risk. Reports on legal and regulatory developments and litigation risks were considered at each meeting.

Quarterly reports were received from the Chairs of the management risk committees of the franchises and the board-level risk committees of material regulated subsidiaries providing an overview of issues being overseen and a channel for escalation of issues. The Chairs of the Board Risk Committees of material regulated subsidiaries were invited to join meetings throughout the year, providing updates on key areas of focus. |

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Theme	Principal areas of Board Risk Committee focus	Outcomes
Transformation/ Major Change programmes	BRC maintained oversight of the delivery of NatWest Group's transformation and change programme and its position relative to risk appetite, including oversight of red and amber-rated programmes.	The Committee requested updates on specific programmes reporting red and challenged how interdependencies between programmes were managed and monitored and how strategic risks were being managed. BRC also challenged management on slippage of Objectives and Key Results (OKRs), and the unequal distribution of milestones across the year. A proposed Change Risk profile measurement methodology change was challenged by the Committee but ultimately supported following the provision of additional rationale. The Committee also received an update on the management of UBI DAC withdrawal risks as part of the withdrawal from the Republic of Ireland.
Conduct and regulatory compliance risk (including Consumer Duty and ring-fencing compliance)	The Committee reviewed changes to risk appetite measures and received regular updates on the conduct and regulatory compliance risk profile, the elements driving the elevated conduct and compliance risk profile (both internally and externally) and actions being taken to return to appetite. A spotlight on conduct and regulatory compliance highlighted the steps being taken to embed regulatory compliance within the risk operating model across NatWest Group and in response to the FCA's Consumer Duty expectations through leveraging NatWest Group's purpose.	The Committee supported the Board in overseeing management's progress in addressing Consumer Duty requirements through detailed review of the implementation plan prior to approval by the Board. It was acknowledged that timelines were challenging and there was significant work to do during 2023. To ensure progress was being monitored, the Committee requested a detailed milestone plan to implementation which it was agreed it would track closely. The Committee also sought assurance from management on appropriate funding and resource. The Committee was informed of management's approach to support the Board ring-fencing compliance attestation due in March 2023 and progress towards delivering the attestation.

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Theme	Principal areas of Board Risk Committee focus	Outcomes
Operational risk, operational resilience, and cyber security	Operational risk has been a key area of focus for BRC throughout the year. It received regular updates on NatWest Group's operational risk profile and risk appetite, with a particular focus on operational resilience, manual controls and information and cybersecurity. The annual spotlight on operational risk considered improvements made to the operational risk framework and oversight of change risk. The Committee considered the operational resilience self-assessment[*] in detail prior to approval by the Board, with important business services and associated impact tolerances operating as the foundation for the assessment. In addition, separate updates on information security were reviewed and BRC dedicated time to the consideration of cyber risk, the external threat landscape, the action being taken by management in response, and the results of the 2022 Cyber Stress test[*] in which NatWest Group participated.	Given the number of operational risk related incidents and regulatory focus, the Committee requested additional detailed updates on operational risk performance and trends. The information and cybersecurity spotlight included consideration of any increased threat from Russia following the invasion of Ukraine. Additionally, BRC received updates on the results of a full scan of NatWest Group's data centres and remediation activity carried out on Log4J vulnerabilities. The Committee requested a further update in respect of end of life systems and received assurance from management on the risk posed to NatWest Group, the sufficiency of investment, and how it compared to peers. Manual controls are a key area of concern for the Committee and the Committee requested an update on the management of manual controls and actions to reduce the number of manual controls was provided. The Committee will continue to receive information on the elimination of manual controls and drive to automation and requested that updates be included in every risk management report. The Committee queried the operational risk profile given recent payments issues and asked that consideration be given to whether risk appetite measures were appropriate. The Committee received assurance from management that an end-to-end review of payments technology and architecture was being undertaken. Given the extensive competition for talent and cost of living crisis, the Committee considered how people risk was being managed and mitigated across NatWest Group.

(*)   Reviewed by BRC in line with the Committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

Theme	Principal areas of Board Risk Committee focus	Outcomes
Data management and BCBS239	Data is an emerging area of focus for the BRC and it received reports on the data management risk profile, including the activity underway to transform data consumed by Risk and Finance functions for risk and regulatory reporting purposes and to respond to issues identified as part of an industry-wide data thematic review.	The Committee received regular updates on compliance with BCBS239, challenging management on its approach to assessment of NatWest Group's compliance status. Changes to the Risk Data Aggregation & Reporting Framework were reviewed and approved by the Committee under Board delegated authority. The Committee continues to have concerns on the timeliness and accuracy of some data and requested sight of plans to improve the risk reporting processes, particularly through the Risk and Finance Data Transformation Programme. The Committee asked to see regular updates on progress against programme milestones. An update on the programme was discussed at a joint BRC/GAC visit to Finance in December 2022 and will continue to be an area of focus.
Outsourcing and third party risk management	BRC maintained oversight of NatWest Group's outsourcing and third party risk management to facilitate oversight of the identification and management of third-party related risks. In particular, the Committee focussed on the Cloud Hosting strategy and management of related risks.	BRC discussed changes in Board accountabilities for Outsourcing following the publication on SS2/21. The Committee challenged management regarding how their approach satisfied regulatory expectations and requested further updates to the third-party risk management dashboards and policies which facilitated oversight of the identification and management of third-party related risks. The Committee requested clarification of the delineation of responsibilities between the Board and Executive and challenged management on its assessment of exit planning, including timings. In addition, the Committee recommended the outsourcing policies for Board approval. The Committee also considered the Cloud Hosting strategy which had been approved by management and received updates on management's response to the findings of a benchmarking review of NatWest Group's Cloud Hosting strategy compared to peer banks. The Committee considered the enhancement of risk appetite measures in relation to cloud hosting and the Committee requested that the proposed future approach to concentration risk be considered in response to Committee concerns. The Committee has requested further detail on NatWest Group's transition to the cloud.

Theme	Principal areas of Board Risk Committee focus	Outcomes
Financial and Strategic risks	Regular monitoring of principal financial and strategic risks is a pivotal part of BRC's role both via routine risk reporting and via regular focused reports. BRC completed a detailed review of capital, funding and liquidity requirements and also reviewed capital distribution proposals prior to Board consideration. BRC received separate updates in respect of the retail and wholesale credit risk portfolios in addition to reporting on credit and market risk within the risk management report. The Committee also received updates on the Commercial & Institutional (ring-fenced bank) credit portfolio and credit decisions made by the Executive Credit Group. Further spotlights were considered in respect of traded and non-traded market risk.	**Credit and market risk** – These updates provided insight into the sources of the risk, including asset quality, risk management approach and risk appetite, controls as well as testing and monitoring activity undertaken. The Committee challenged whether the level of the BRC's oversight of traded market risk was appropriate and whether capabilities were comparable to peers. This resulted in traded market risk stress limits being revised and external insight from EY being provided. The Committee also questioned management on the measures being put in place to support customers in difficulties due to the cost of living crisis, including problem debt preparedness and monitoring for signs of stress. The Committee received regular status updates and assurances from management that a pro-active approach was being taken across NatWest Group and that there were sufficient resource levels in the customer services teams. **ICAAPs, ILAAPs and Budget and Risk Appetite Stress Tests**[*] – The Committee reviewed and recommended to the Board the scenarios to be used during 2023 for the budget process, IFRS9 management and for the monitoring of the risk profile relative to the approved Risk Appetite. BRC considered the budget and budget stress test as well as the ILAAP and ICAAP for the NatWest Group and recommended them to Board for approval. It supported Risk and Internal Audit improvement recommendations which will be incorporated in 2023 submissions. **Capital distributions** – The Committee provided detailed review of proposals to increase capital distributions to shareholders prior to approval by the Board, including an in-market buy-back and payment of a special dividend with consolidation features, following the improved projected capital position of NatWest Group. The Committee reviewed and recommended initial proposals for year-end capital distributions to the Board ahead of final approval in February 2023. The Committee challenged management on the appropriateness of reducing the level of capital held above regulatory supervisory levels, the manner in which capital would be deployed over the plan, and the level of anticipated future capital distribution. The Committee recommended the Capital Management Enhancement Plan to the Board for approval and had oversight of its delivery which would be required to support 2022 year-end capital distributions. **Climate risk** – The Committee considered the Climate Biennial Stress Test Results Round 2[*] (CBES 2) in detail prior to Board approval. Following the embedding of climate risk into the existing EWRMF, BRC received a spotlight on climate risk which considered the status of franchises and functions against maturity plans and embedding of the Climate Risk framework together with feedback from the PRA on CBES2. The continued challenge to achieving NatWest Group's climate ambition and maintaining its position versus peers was discussed.

(*) Reviewed by BRC in line with the Committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

Theme	Principal areas of Board Risk Committee focus	Outcomes
Stress testing, recovery plans and the resolvability self-assessment	BRC reviewed in detail the stress testing activity undertaken by management to identify and monitor risks and threats. BRC also monitors and challenges the development of plans which would allow NatWest Group to be dealt with effectively in the event of financial failure.	**Stress testing scenario –** Stress testing scenarios used to monitor and measure risk profile have been kept under close review by the Committee given the significant changes to the external environment and the importance of capturing the range of outcomes NatWest Group needs to be prepared for. Management responded quickly to the impact of the Russia/Ukraine conflict providing the Committee with updated scenarios to reflect the range of potential risk and uncertainties posed. BRC considered the stress scenarios to be used for monitoring a moderate, severe and extreme stress, including for the 2023 Bank of England Annual Cyclical Scenario (ACS) Stress Test and recommended the same to the Board for approval. **Bank of England stress tests** — BRC challenged and scrutinised the outputs of the 2022 Bank of England Annual Cyclical Scenario (ACS) Stress Test[*] and recommended it to the Board. Overall, the results showed that NatWest Group remained within risk appetite and remained above regulatory thresholds in all stress scenarios, which the Committee noted reflected strong capital and risk management by NatWest Group. The Committee questioned management on the results, focusing particularly on ensuring that the results and the methodology met regulatory expectations. The Committee sought clarity on the Prudential Regulation Authority's views of the credit submission. **Recovery Plan** – BRC performed a detailed review of changes to the NatWest Group Recovery Plan[*] prior to approval by the Board. The Committee noted the mature process now in place and improvements that had been implemented in the past year. It was acknowledged that NatWest Group had adequate capacity and capabilities in a recovery scenario. **Resolvability self-assessment** – The Committee reviewed the Resolvability self-assessment[*] and recommended the final submission to the Board for approval. The Committee discussed market disclosure requirements and future reporting requirements. It considered management's response to regulatory feedback on the Resolvability self-assessment particularly the Board's role in resolution, and was keen to understand how NatWest Group compared to peers. BRC received updates on resolution planning and retained oversight over material Resolution Programme deliverables to year end, including Operational Continuity in Resolution.

(*) Reviewed by BRC in line with the Committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

Theme	Principal areas of Board Risk Committee focus	Outcomes
Control environment	BRC continued to monitor the effectiveness of internal controls required to manage risk and was provided with updates regarding the control environment ratings of NatWest Group, franchises, functions, services, and legal entities.	Particular areas of focus were in respect of financial crime, model risk, operational risk and data risk. The Committee received regular updates on trends in Early Escalation Events and management focus on the culture of escalating issues timeously. The Committee reviewed and supported management's report on the effectiveness of internal controls required to manage risk. BRC received updates on Intelligent Risk Taking as a fundamental pillar within the One Bank culture. This included an update on the development of further guidance regarding expected behaviours including examples. The Committee continuously challenged progress towards a CE2 rating as it came through in a number of discussions through the year. The Financial Crime CE rating was a particular area of focus.
Accountability and remuneration	BRC continued to provide oversight over the risk dimension of performance and remuneration arrangements, as well as accountability review recommendations, working closely with RemCo.	**Remuneration** – The risk and control goals of the NatWest Group Executive Committee members and relevant attendees (ExCo) were considered by the Committee, with particular focus on ensuring alignment with regulatory expectations. These were recommended to RemCo, together with the individual performance goals for the Group Chief Risk Officer. In addition, the Committee considered the risk and conduct performance of ExCo and made recommendations to RemCo regarding risk related adjustments to variable pay, including annual bonus awards, the grant of relevant Restricted Share Plan awards and vesting of the 2020 Long-Term Incentive awards, thereby ensuring fair reflection of risk and conduct performance in variable pay award and vesting outcomes.

More generally, the Committee considered and recommended to RemCo adjustments to NatWest Group's bonus calculation to reflect NatWest Group's risk and conduct management performance.

Remuneration policy – The Committee conducted its annual review of the Material Risk Taker identification process. In addition, the Committee commissioned a review of its role in the NatWest Group's remuneration governance framework. The review concluded that, whilst the Committee's involvement in performance and remuneration arrangements is in line with both regulatory expectations and UK peer banks, improvements were required to the format and content of remuneration-related materials presented to the Committee. Improvements are underway and will remain a focus in 2023.

Accountability – The Committee continued its oversight of regulatory reportable events, other material investigations and resultant accountability review recommendations, ensuring the appropriateness of these recommendations from a risk perspective. Further detail on how risk is considered in remuneration decisions can be found in the Report of RemCo from page 138. |

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Report of the Group Sustainable Banking Committee



Letter from Mike Rogers,

Chair of the Group Sustainable Banking Committee

Dear Shareholder,

I am pleased to present my fifth and final report as Chair of the Group Sustainable Banking Committee (the Committee or SBC).

Delivering against the purpose-led strategy

The Committee continued to support the Board in overseeing, supporting and challenging actions being taken by management to run the bank as a sustainable business, capable of generating long term value for stakeholders. This included playing an important role in overseeing progress and performance against NatWest Group's purpose-led strategy on behalf of the Board. This year our agendas and discussions have reflected the challenging external environment, both economic and regulatory, and how it is impacting our stakeholders as well as our sustainable business model.

In response to feedback arising from the 2021 performance evaluation and working together with the management team, we have worked to drive action and effect change in the areas within our remit.

2022 Highlights

We held several spotlight sessions throughout the year, covering the pillars of our purpose (climate, learning and enterprise), as well as customer, people and culture, and conduct and ethics. The views of internal and external stakeholders were sought wherever possible and meeting time was prioritised towards meaningful debate and discussion.

Membership, Meetings and Escalation

There were no changes to the Committee's membership during 2022. Membership of the Group Sustainable Banking Committee continued to comprise three non-executive directors as members, with two non-executive directors from NatWest Group's ring-fenced bank Board observing, along with management attendees. More details of membership and attendance of the Committee can be found in the Corporate Governance report.

'This year our agendas and discussions have reflected the challenging external environment and how it is impacting our stakeholders as well as our sustainable business model.'

The Committee continues to hold five meetings per annum and reports to the Board on the Committee's activities after each meeting, escalating matters for the Board's attention as appropriate. An ad hoc meeting was scheduled in 2022 to revisit Climate transition plan progress including management actions raised ahead of consideration by the Board. The Committee operates under delegated authority from the Board and its terms of reference are available on natwestgroup.com. These are reviewed annually and approved by the Board.

Performance evaluation

The annual review of the effectiveness of the Board and its senior committees was conducted internally in 2022. It was determined that the Committee continued to operate effectively and have in-depth discussion on areas of critical importance to the purpose and long-term sustainability of NatWest Group. It was suggested that the structure of meetings be re-visited to receive more frequent updates on key matters, including emerging issues and not be duplicative with other forums. The Committee is keen for its discussions to be useful for management whilst driving further action.

In 2023 the Committee will look to ensure the areas considered by the Committee continue to add value to the Board and management, with well structured, forward-looking, customer-focused and strategic discussions. Challenging views and a diverse range of insights will continue to be sought to support the 2023 meetings.

The Committee operated within its terms of reference during the year. In July, the Committee's terms of reference were broadened to incorporate environmental (including biodiversity, forests and water) oversight to help promote the topic within the Board-level governance framework and this will be an area of focus in 2023.

Conclusion

The Committee has continued to effectively support the Board in overseeing progress on the embedding of purpose, which will drive NatWest Group as a sustainable business generating long-term value for stakeholders. We have continued to benefit from a broad range of internal and external stakeholder perspectives, to better understand how NatWest Group's actions are supporting our customers, colleagues and society.

I would like to take this opportunity to thank everyone who has contributed to the Committee's activities during 2022 and throughout my tenure as Committee Chair, including my fellow directors, attendees, and presenters, for their commitment and dedication.

Mike Rogers
Chair of the Group Sustainable Banking Committee
16 February 2023

Below are the key discussion points and outcomes for 2022.

Theme	Principal areas of Committee focus	Outcomes
Climate and broader environmental progress	The Committee discussed climate change action and progress across the broader environmental agenda. This included updates on the challenge faced, new initiatives, carbon measurement, and a detailed discussion on climate transition sector plans. The Committee welcomed representatives from an external asset management firm to share their views on NatWest Group's climate and ESG progress and to help promote investor voices in the boardroom. The Committee reviewed NatWest Group's Environmental, Social and Governance rating performance and key themes arising in relation to this. The Committee considered steps being taken and analysis of the current position on decarbonising the bank's supply chain to support efforts to achieve NatWest Group's net zero ambition in relation to its own operations. The work emphasised how purpose is embedded in NatWest Group's whole eco system. Further updates will be provided as implementation continues.	Discussion and challenge focused on: • Decision-making: We discussed management governance and the role of the Climate Executive Steering Group and Reputational Risk Committees in considering challenging decisions. In the context of carbon measurement, it was acknowledged that the process of systematically transforming the organisation will take time; • Assurance: We discussed how we as the Board can get comfortable with the underlying data supporting the external disclosure and the assurance activity underway with NatWest Group's external auditors; • Prioritisation & opportunities: We learned more about the sectoral interdependencies and interconnected actions/ opportunities from the management teams involved. The emerging commercial opportunities are also something to factor into our future Board strategy sessions; • Policy influencing: Following on from an action raised by the Committee, management presented their policy influencing plan which focused on home energy given the particular challenges felt in that sector. • The Committee also sought further detail on sector plan progress ahead of Board discussion and an ad hoc meeting was arranged to address this.

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Theme	Principal areas of Committee focus	Outcomes
Customer experience	The Committee considered actions being taken by management to improve customer service and experience across key customer segments. Committee discussion focused on vulnerable customers and problem debt in response to the economic environment and provided an important customer and colleague listening opportunity, as well as a chance to get into the detail on some experimental work. The Committee had a spotlight session on customer journey improvements stemming from complaints data analysis assessed at the Voice of the Customer forum. The Committee also received the annual Internal Audit Behavioural risk review. This provided an overview of the work of the team during the year to understand customer behaviours and outcomes quantitatively, highlighting the good progress made in remediating issues and opportunities to enhance understanding and evidencing.	The Committee agreed that it supported the approach to customer journeys, and explored scaling opportunities and the associated challenges. In the context of the cost-of-living crisis, we were joined by the frontline Financial Health & Support telephony team to listen to real customer calls. Two key challenges discussed with the Financial Health & Support teams were supporting colleagues' mental health and responding to the growing issue of supporting vulnerable customers. The Committee requested further detail on NatWest Group's vulnerable customer strategy, acknowledging the increasing number of customers deemed vulnerable. This became part of wider Board and Executive discussion on Consumer Duty and ensuring that NatWest Group has a sustainable strategy as a relationship bank in a digital world for all customers.
Enterprise	The Committee received updates on how the business supports NatWest Group's ambitions in relation to Enterprise. Progress and future plans for Enterprise were reported to the Committee, including a spotlight on the partnership with Aston University to develop impact-based reporting measures. External insight was also provided from Martin McTague, Federation of Small Businesses.	The Committee discussed both the growth opportunity and challenges in relation to NatWest Group's Enterprise ambitions. The Committee noted the innovative approach presented in relation to measuring impact, which would provide robust analysis and metrics upon which stakeholders could measure NatWest Group. The Committee discussed the challenges around building customer confidence during challenging financial times in the small and medium-sized enterprises market and how partnerships could be used to provide layered support for customers in these circumstances. The Committee encouraged management to focus on how NatWest Group can leverage its products and communicate with customers in an impactful way as a relationship bank in a digital world.

Theme	Principal areas of Committee focus	Outcomes
People, culture and learning	The Committee oversees action taken by management to engage today's workforce and build the workforce for tomorrow. It focused on work being undertaken on talent acquisition; internal mobility and reskilling; and strategic workforce planning for the future. We invited colleagues to join the meeting to provide their experience of upskilling and reskilling. The Committee reviewed progress of the cultural change to building a purpose-led bank through consideration of our colleague survey results and workforce policies and practices, including how our values and purpose are at the centre of our approach to support long term, sustainable success and driving a diverse and inclusive workforce.	The session considered the strategic future for the workforce at a macro level and highlighted the scale and criticality of the people transformation for the organisation in the next three to five years. The changing nature of the mindset and skills of the workforce of the future was discussed. Challenges of attracting talent, recruiting at speed, retaining colleagues and reskilling were all considered. The Committee noted the commitment to supporting colleagues through internal mobility and reskilling and developing the talent pipeline and discussed the scale of the ambition. The Committee requested further detail on the shape and size of programmes in future and noted the inherent risk of dilution of experience and knowledge whilst retaining the organisation's culture as a result of the changing workforce. Strategic workforce plans for the future were outlined and will be considered again at a future meeting once further evolved.

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Theme	Principal areas of Committee focus	Outcomes
Conduct and ethics	In support of the Committee's responsibilities to challenge management on ensuring decisions are purpose-led, the Committee's session on conduct and ethics focused on the important area of financial wellbeing and work across Retail to support the financial health of customers. Updates on previous Committee discussions on improving the Financial Health Check, branch strategy and branch culture were provided. We were joined by Caroline Siarkiewicz (CEO, Money and Pension Services (MaPS)), who provided external insight and an overview of the MaPS UK strategy for financial wellbeing and current demand and usage levels as a result of macro events such as cost of living pressures. SBC considered NatWest Group's updated Human Rights Position Statement and Modern Slavery and Human Trafficking Statement and recommended them to Board for approval. The Committee was provided with a comprehensive update on progress on Human Rights.	• Financial wellbeing: The session provided the Committee with a comprehensive update on key activities and actions underway to advance NatWest Group's approach to financial wellbeing. This included discussion on the future vision of the financial wellbeing proposition and roadmap to deliver, as well as how our colleague, channel and product strategies will support customer wellbeing. The Committee discussed how a more advanced and personalised offering for customers could be achieved through data and online and physical presence and how potential conduct implications could be managed. The importance of helping customers build lasting financial capability habits and how NatWest Group's tools could support this were examined. External insight highlighted the significance of local and regional collaboration and the Committee suggested consideration be given to NatWest Group's presence in regional areas to support this. The Committee discussed the number of bodies supporting financial wellbeing and how impact could be scaled through a more coordinated approach. • A spotlight on mortgages was provided in the context of the current environment, including the impact of interest rates and end of fixed term rates and the Committee considered the actions being taken to support customers. • Human Rights and Modern Slavery: Modern Slavery discussions focused on supply chain and third party contract controls to ensure NatWest Group's principles are upheld by its suppliers. The Committee noted the progress made in relation to human rights and the challenges faced and actions being taken to drive improvement. Reflecting on ESG benchmarks and ratings, the Committee challenged whether more could be done to ensure NatWest Group's public disclosures reflect the work undertaken, particularly in relation to social issues.

Theme	Principal areas of Committee focus	Outcomes
Supporting long-term value creation	The Committee received a purpose dashboard at each scheduled meeting allowing it to monitor progress towards our strategic purpose targets and metrics. It had oversight of cost-of-living metrics and actions being taken by management to support our customers, communities and colleagues. The Committee also considered its role in the performance and remuneration process, agreeing it was appropriate for it to continue to provide advice to the Group Performance and Remuneration Committee on customer, strategy and people-related measures, advocating for sustainable targets within the incentive framework. The Committee noted progress made on the UN Principles for Responsible Banking and the target setting requirements, noting that most, but not all, criteria were currently met.	The Committee sought improvements in the presentation of the dashboard to improve clarity. It challenged whether targets were sufficiently ambitious, progress on CMA rankings, and the effectiveness of financial capability targets for improving financial health. The Committee found the costs of living dashboard a useful tool to oversee NatWest Group's position and monitor the actions being taken. They discussed how customers were being supported in relation to mortgages and future activities in development.

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Report of the Technology and Innovation Committee



Letter from Yasmin Jetha,

Chair of the Technology and Innovation Committee

Dear Shareholder,

I am delighted to present my third report as Chair of the Technology and Innovation Committee (the Committee or TIC). TIC is responsible for supporting the Board by overseeing, monitoring, and challenging the actions being taken by management in relation to technology and innovation. In doing so, the Committee also gives due consideration to NatWest Group's purpose throughout discussions. Authority is delegated to TIC by the Board and a regular report of the Committee's activities is provided to the Board. The terms of reference are available on natwestgroup.com. These are reviewed annually and approved by the NWG Board.

During 2022, the Committee has played an important role in helping to support and challenge management plans to develop sustainable relationships with our customers through technology and innovation. Below is a summary of the themes and principal areas of focus of the Committee during the year.

Membership and meetings

The Committee is comprised of three non-executive director members, Frank Dangeard, Patrick Flynn, and me. More details of membership and attendance at meetings can be found on pages 86 to 89 of the Governance Report. As agreed, as part of the 2021 Committee evaluation, an invitation to each TIC meeting was extended to all Board members and a number of Board Directors have attended meetings during the year.

'The Committee has played an important role in helping to support and challenge management plans to develop sustainable relationships with our customers through technology and innovation.'

The Committee is supported by management and the Group CEO, Group CFO, Group Chief Information Officer (previously the Chief Administration Officer), Group CRO, Director of Strategy & Corporate Development and Chief Technology Officer are all standing attendees. External insights were provided through the updates provided by management and through attendance by external guests.

The Committee held four scheduled meetings during 2021. One meeting was convened virtually with three meetings held in person.

Performance evaluation

The 2022 review of the Committee's effectiveness was undertaken internally. Key findings included a reduction in the number of meetings to three longer meetings each year from 2023; the opportunity for management to make greater use of the Committee as a sounding board; and consideration of how the expertise of the Technology Advisory Board could be leveraged more. It was agreed that these actions would be addressed during 2023. The Committee continued to act in accordance with its terms of reference throughout the year.

Conclusion

I am delighted to chair this Committee as it continues to support the Board in an area core to the Group's purpose to champion potential, helping people, families, and businesses to thrive.

The Committee's primary focus is on management plans to leverage changes to future technology, the innovation landscape and its impact on NatWest Group's purpose to ensure we remain relevant for the future and improve service provided to the customers, colleagues and communities which we serve.

I want to take the opportunity to thank the Committee members and attendees for their continued commitment during 2022.

Yasmin Jetha
Chair of the Technology & Innovation Committee
16 February 2023

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Theme	Principal areas of Committee focus	Outcomes
Digitisation of NatWest Group to deliver enhanced customer value	The Committee has considered how the modernisation of our technology is helping us better address customer needs, and improve the health and resilience of our estate. To support this area of focus the Committee received an update on modernising technology and progress made by NatWest Group. In particular on resolving legacy and complexity issues in respect of the architecture, allowing increased agility and responsiveness to customer and colleague needs. This included the use of predictive modelling of customer lifetime value. The Committee also discussed the evolution of open finance from a response to a regulatory requirement to focus on new products, services and revenue streams which leverage the modern architectural patterns used within NatWest Group. A spotlight on the use of the cloud, including how NatWest Group leveraged a variety of hosting environments; and how this would drive competitive advantage was considered. Finally, an update on the data strategy was provided.	**Modernisation of the technology estate:** The Committee was keen to understand how NatWest Group was positioned versus peers. The Committee queried how challenges resulting from internal processes slowing progress on delivery for customers and colleagues would be addressed and encouraged strong linkage to important business services and customer journeys to ensure customer centricity of design for new architecture. A spotlight on a new depository services platform within C&I, which would help protect investors and oversee fund managers, was provided. **Open finance:** Management explained the approach to driving increased commercialisation of open finance and the Committee discussed the potential size of the opportunity together with how initiatives could be used across the organisation. **Leveraging cloud:** The Committee discussed NatWest Group's position versus peer banks, with reference to a Gartner research paper, and how this aligned with regulatory views on NatWest Group's position. Consideration was given to the potential impact of the entry of large cloud service providers into financial services. **Data Strategy:** The update considered potential disruption to NatWest Group's income streams from big technology companies. It also considered the purpose-led approach to the implementation of the data strategy with firm guardrails established to ensure that public trust was not eroded.

Theme	Principal areas of Committee focus	Outcomes
Powered by partnerships, Ventures and Innovation	The Committee focused on the culture and use of new technology, innovation and partnership, including how we prioritise, partner and work. This included an update on the Ventures portfolio with deep dives on Mettle (our digital banking proposition for small businesses to combine their current account with invoicing, payments and bookkeeping capabilities) and Take Payments formerly Tyl (merchant acquiring) and Payit (send and receive payments); and a deep dive on NatWest Group's approach to partnerships.	**Ventures:** Key areas of discussion included the progress made on the growth ambitions for Take Payments and the launch of the cloud based platform for Mettle. Lessons learned including the level of talent attracted, support from the franchises and funding were considered. Use of NatWest branding for new innovation activity was discussed noting that this was in line with the decision to merge innovation with main business activity. **Partnership update:** considered how partnerships were being developed, were focused on genuine customer need, and were carried out on a One Bank basis. The culture of partnership working was considered and the Committee sought confirmation that a One Bank approach was taken to prioritisation decisions and allocation of seed funding. Useful external insights and commentary on NatWest Group as a partner were provided by Tim Larder and Dr Matt Wood from Amazon Web Services. The importance of speed in moving from ideation to proof of concept was emphasised and NatWest Group's position versus peers in the UK was noted.

Theme	Principal areas of Committee focus	Outcomes
Future Ready	The Committee sought to understand the role NatWest Group can play in the value chain and future financial services to stay relevant to customers. This included discussion of the use of technology by the Security team and potential future opportunities to monetise NatWest Group's services; NatWest Group's approach to digital assets; and the evolving future landscape and technology trends.	**Security, Trust & Protection:** The Committee considered how NatWest Group's position as trusted data custodian could help support customers from a security perspective, particularly customer identity attribute sharing and opportunities to help reduce levels of fraud across the industry. The challenges in progressing initiatives, including the value of industry-wide solutions and legal and regulatory hurdles was discussed. This is an area that will continue to be kept under consideration and investment in future. **Digital Assets**: The outcome of pilot activity undertaken to test NatWest Group's appetite to offer digital currencies to a range of customer groups was discussed and the reduced attractiveness of digital currencies following external market developments was noted. The potential broader future use of digital assets and digital ledger technology would continue to be kept under review given the potential impact in future periods. **Evolving landscape**: the evolving landscape was discussed through consideration of five themes: digital, personal, embedded, safe and secure and polarised. Key areas of discussion included the evolution of AI capabilities and the importance of staying relevant to customers. The Committee recognised the need for safety and security of customer information and the opportunity to assist with technology skills and education for vulnerable customers as important considerations in NatWest Group's response to the evolving landscape. Following discussion, the Committee requested future updates in respect of how the blurring of the physical and digital worlds might impact financial services and what NatWest Group's response would be; and sight of NatWest Group's response to recent regulatory consultations regarding the impact of big technology on Finance and a summary of the activity of other regulators in respect of digital markets.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Directors' remuneration report

Contents



Letter from Lena Wilson, CBE

Chair of the Group Performance and Remuneration Committee

Dear Shareholder,

This is my first report as Chair of the Group Performance and Remuneration Committee having succeeded Robert Gillespie in September 2022. I would like to place on record my sincere thanks to Robert for his considerable contribution to remuneration practices at NatWest Group. Robert steered the committee with great skill and determination through a period of significant transition for the organisation. I have been a member of the committee since April 2020 which has helped to facilitate a smooth handover in our responsibilities.

Supporting our colleagues with the cost of living

I want to begin by acknowledging that, very understandably, the cost-of-living crisis has been a great concern for many of our customers and colleagues. As a committee, we have discussed the impact of this situation at length and the ways in which we can help colleagues through this difficult and unsettling time. Our colleagues are at the heart of our purpose and our aim has been to respond in a sensitive and transparent way, as we have done throughout the COVID-19 pandemic.

As part of the process, we dedicated time to understand the concerns of individuals across the organisation. I have been particularly close to this in the role I held as Chair of the Colleague Advisory Panel. This has given me a deep understanding of our wider workforce practices and how colleagues feel about working for NatWest Group. Our approach to remuneration is that colleagues must be paid fairly for the role they perform and in ways that support our values and culture.

Support for colleagues over the last 12 months

April 2022 – scheduled annual salary review

- 3.6% average increase across our global workforce, our largest investment in pay for over five years.
- Majority of our most junior UK colleagues received at least 4% with 38% receiving 5% or more.

September 2022 – additional targeted action

- c.22,000 of our lowest-paid colleagues globally received a further permanent pay rise.
- UK colleagues earning £32,000 or less received a 4% salary increase and we increased our salary ranges by 4%. This resulted in an average increase of £1,000 for impacted colleagues.
- Our investment in fixed pay in April and September 2022 combined was £115 million per annum, an increase of 85% on 2021.

December 2022 – further support announced

- A one-off cash payment in January 2023 to approximately 60,000 colleagues, worth £1,000 for UK colleagues.
- From April 2023, nearly 90% of our junior UK colleagues (A and B grades) covered by our negotiated pay approach will receive a salary increase of at least 7%, and almost two thirds will receive 8% or more, on top of the £1,000 payment in January.
- Broad parts of the UK workforce, including A to C grade colleagues, will receive salary increases of at least £2,000 and salary ranges have also been improved by 6% or more since September 2022.

This support is in addition to the significant investment in colleagues' learning, development and wellbeing.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Following an extensive data-led review of pay across the organisation, a permanent uplift to base pay of 4% was agreed to support our lower paid colleagues from September 2022. This targeted action was made in consultation with our employee representative bodies and welcomed by many, and was intended to help those colleagues most likely to be affected by the sudden spike in inflation. However, I know that cost-of-living pressures have intensified since then and are being felt broadly across the workforce.

We have sought to build on this action as part of our year-end pay decisions for 2022. In the next stage of our support, we made a one-off cash payment to around 60,000 colleagues (more than 95% of the workforce) in January 2023. We also announced significant salary increases to take place from April 2023 for a broad range of colleagues.

If we look at the year-on-year position, a junior colleague in the UK will typically have received salary uplifts of 4% in both April and September 2022, a one-off payment of £1,000 in January 2023, with a further salary increase of c.7% to come in April 2023. In total this equates to a c.15% salary increase for most A and B grade colleagues. I believe this is a clear demonstration of our determination to invest in colleagues' pay. The lowest starting salary will also rise to £22,000 on a full-time basis, an increase of 16% since April 2022.

NatWest Group has been an accredited Living Wage employer in the UK since 2014 and sets pay levels above the real living wage (RLW) rates. We take a similar approach across our major hubs outside the UK. Following the early announcement of the new RLW rates in 2022, we agreed to immediately increase pay for our colleagues and relevant suppliers ahead of the May 2023 deadline.

In these current extraordinary circumstances, we know that it is impossible to entirely insulate colleagues from inflationary pressures. However, we believe the actions we have taken will deliver a significantly improved and competitive level of pay in all our markets. We engaged again with our employee representative bodies and I am delighted that the latest proposal was supported by their members in the ballot.

Our decisions aim to balance the current economic context and managing our long-term cost base with business performance and our need to pay fairly and retain critical market skills. It was important that we recognised the squeeze in living standards and the dedication of colleagues in delivering strong performance during a turbulent year.

Other support for the wider workforce

Financial wellbeing is vitally important and colleagues are supported with access to pension and protection products, shopping discounts, support with budgeting and help with managing debt. Over 20,000 colleagues contribute to Sharesave each month. Sharesave is available to 97% of colleagues, with participants across the UK, Ireland, India and Poland, and is particularly popular with our more junior colleagues. It provides an opportunity for colleagues to benefit from increases in the NatWest Group share price with limited risk, encouraging financial capability and aligning their interests with shareholders.

Another way that we champion the potential of colleagues is by providing extensive development opportunities and dedicated learning days. During 2022 we extended this to give each colleague two days to learn new skills for the future. There is also a comprehensive wellbeing programme, supporting a range of mental health and financial health initiatives.

I am also very proud of our new Partner Leave policies, promoting a shared approach to caring and helping growing families to thrive. The policies introduce the same pay and leave entitlements as local Maternity and Adoption Leave policies for eligible fathers and partners to share the caring responsibilities.

Pay gap reporting

We are making good progress in building a diverse, equitable and inclusive workplace and the committee reviews gender and ethnicity pay gap metrics as part of the process. This is the fifth year that we have published ethnicity pay gap information on a voluntary basis. For the first time, we have disaggregated our ethnicity pay gaps to compare Black, Asian, mixed and multiple and minority ethnic average hourly pay to that of White colleagues.

We are confident that our colleagues are paid fairly and policies and processes are kept under review to make sure this continues to be the case. You can find full details of our pay gap reporting in the Strategic report and at natwestgroup.com.

How we assess performance

Our purpose-led strategic priorities are communicated to all colleagues. The performance goals and measures agreed for the executive directors flow through to the executive management team, adjusted as appropriate to reflect individual areas of responsibility. The remuneration construct agreed for executive directors also applies to members of the NatWest Group and NWH Executive Committees.

This alignment at senior level is continued with performance goals and measures cascading further through the organisation, providing consistency in approach across the workforce. Performance against these goals and targets is directly linked to performance ratings and variable pay decisions at an individual level, and the business-level assessments are reflected in performance adjustments to the bonus pool.

Performance highlights for 2022

In a difficult macroeconomic environment, NatWest Group has demonstrated resilience and performed strongly in 2022. Income has grown, reflecting increased lending in key areas and the impact of base rate increases. In assessing the performance of the executive directors, we made a downward adjustment for the material changes in the base rate against our assumptions for the year. The adjustment was made so that management did not benefit from the element of performance that we deemed to be outside their control. Our capital distribution plan has continued to deliver good value for shareholders and we are well placed to invest for growth and provide the support our customers need.

Performance highlights

Income growth
26.15%
2021: 0.25%

Attributable profit
£3,340 million
2021: £2,950 million

RoTE
12.3%
2021: 9.4%

Climate and sustainable finance and funding
£24.5 billion
2021: £17.5 billion

Shareholder returns through dividends and buybacks
£5.1 billion
2021: £3.8 billion

Bonus pool for the wider workforce

The bonus pool is based on a balanced range of strategically important measures, including financial performance, customer outcomes, colleague experience and diversity, risk and progress against our climate and purpose ambitions. The bonus pool was determined in the context of strong financial and capital performance, with the distribution of £5.1 billion to shareholders through buybacks and dividends. The committee agreed a 2022 bonus pool of £367.5 million for those colleagues who are eligible to receive an award.

This is around 23% higher than the 2021 bonus pool, with the increase largely the result of strong performance, an increase in the number of bonus-eligible colleagues and the fact that last year's bonus pool was materially reduced to reflect the fine imposed by the FCA on National Westminster Bank Plc in 2021 for past breaches of the Money Laundering Regulations 2007.

Remuneration policy for executive directors

We obtained approval for a new directors' remuneration policy (the Policy) at our 2022 AGM. The Board was delighted with the strong level of support from shareholders, with around 93% of votes in favour. The final form of the Policy reflected feedback received from shareholders including a preference to reduce committee discretion in assessing performance.

Our previous Policy differed in a number of ways to traditional practice, with no annual bonus and a unique long-term incentive construct that delivered significantly reduced quantum compared to peers. As disclosed in last year's report, we considered shareholder guidelines that normally expect an appropriate discount, of at least 50%, to be applied when introducing restricted share plan (RSP) awards compared to a traditional LTIP. The committee was satisfied that the move to the RSP is aligned with the spirit of the guidelines as it delivers more than a 50% reduction when the RSP is compared to traditional LTIPs envisaged by the guidance.

Under the new Policy, annual bonus awards, with formulaic, weighted measures and purpose-led targets, are complemented by RSP awards that support longer-term performance and shareholder alignment. The Policy addresses our need for a more market-facing and competitive pay construct that still supports prudent risk management. The Board remains very aware of the importance of recognising good performance and the need to attract and retain highly talented colleagues.

Greater performance-related pay results in expected compensation rising, with the increase being phased over two years given this is a significant change. For 2022, the first year of the Policy, expected compensation rose 10% for the CEO and 4% for the CFO. A further increase for performance year 2023, the second year of the transition, will result in NatWest Group moving closer to, but still below, the average expected compensation levels paid by other major UK banks.

Strategic KPIs in annual bonus awards for 2022	Further information
Financial (60%)	The performance assessment against the bonus targets for 2022 is summarised on page 142 and set out in full on page 153.
Return on Tangible Equity	
Income growth	
Cost reduction	
Medium-term capital target	
Strategic[1] (35%)	Details of how performance was considered for the 2022 RSP awards can be found on page 157.
Climate	
Customer	
Purpose, culture and people	
Enterprise and capability	
Personal (5%)	
CEO and CFO performance	

(1) ESG priorities are incentivised through the Climate, Purpose, culture and people, and Enterprise and capability elements of the scorecard.

A risk modifier also applies, enabling risk performance to be assessed and awards reduced, potentially to zero.

Remuneration outcomes for 2022

2022 was a strong year for the business and these results were directly reflected in remuneration outcomes. In the first year of the Policy, maximum bonus awards were limited to 85% of salary and RSP awards were limited to 125% of salary. The assessment of performance against the scorecard resulted in proposed awards for the CEO and CFO of 67.76% and 64.26% of maximum opportunity respectively. The committee considered this to be a fair reflection of an impressive performance, noting that the majority of targets were met or exceeded. While people and culture scores had deteriorated slightly, this was expected in the current macro environment and scores remain very strong compared to market norms.

The committee also approved that RSP awards would be granted at maximum as satisfactory performance had been achieved over the year prior to award. The vesting of the RSP awards will be subject to assessment against pre-determined criteria that take into account whether sustainable performance has been delivered over the three years after grant.

Long-term incentive (LTI) awards granted in 2020

LTI awards were granted to both executive directors in March 2020. Prior to the awards being granted to the CEO and CFO, reductions of 22% and 27% respectively were applied to the maximum award as a result of the pre-grant performance assessment over 2019. In December 2022, we considered whether anything had come to light since the grant which would change our original view of performance.

The outcome of the pre-vest assessment was that there had been no material deterioration in financial, customer, risk and culture performance since grant. Therefore, a sustainable level of performance had been achieved and no further adjustments were necessary under the pre-vest test.

2020 LTI shares	Maximum	Granted	Due to vest
Alison Rose	1,131,488	881,679	881,679
Katie Murray	881,679	646,565	646,565

The awards were granted at a time when the true impact of COVID-19 was just beginning to emerge. The committee has considered whether the vesting of these awards could result in a potential windfall gain. Using the methodology that we disclosed in our 2020 Directors' remuneration report, we looked at a range of factors including the LTI grant price against pre COVID-19 levels, the relative share price performance of NatWest Group and waivers and reductions applied to the executive directors' pay in the pre-vest period. The committee was satisfied that, taking all the relevant circumstances into account, no further adjustment for windfall gains was required. Further details on the performance and windfall gains assessment can be found on page 156.

Implementation of the Policy for 2023

In December 2022, we also approved salary increases for the executive directors at 3%, which is less than half of the average salary increase for the global workforce at 6.4%. The increases will apply from April 2023. As the transition period for the Policy has now ended, the maximum bonus opportunity for executive directors in 2023 will be 100% of salary and maximum RSP awards will be 150% of salary. The committee reviewed the 2023 performance measures for annual bonus awards and the underpin criteria for RSP awards, as detailed later in this report, which continue to align with our purpose-led strategy.

Looking ahead

How we reward and support colleagues will remain under the spotlight for some time, given the macroeconomic headwinds and competitive market for the best talent. We will continue to monitor the impact of the cost-of-living crisis on the workforce and look to balance the needs of all our stakeholders through our oversight of performance and remuneration. Our approach is founded on rewarding colleagues in a fair, sustainable and transparent way.

With this in mind, and to support the refreshed strategy announced in February 2023 and new financial plan, the committee has approved a new Sharing in Success scheme to award colleagues NatWest Group shares. The scheme is intended to recognise one bank behaviours, drive a performance culture with purpose-led outcomes and further align colleagues with our strategic direction.

Since 2017, all A grade and most B grade junior colleagues have received fixed pay only which provides protection from pay volatility. As our performance has improved, it feels like the right time to recognise the contribution of all colleagues to the bank's success. The scheme will be a welcome addition to our employee value proposition, alongside broader policy enhancements, which will help in light of market competition for talent.

Subject to performance criteria being met over 2023, the first awards will be delivered to colleagues in NatWest Group shares in 2024. Awards will have a maximum value of £1,500 per colleague (adjusted for local salary levels). All colleagues will be eligible under the scheme.

From my recent meetings with shareholders, I know that aligning ESG measures with executive directors' remuneration remains a priority area. It is vital that we deliver on our climate and broader societal ambitions. We will continue to use ESG performance metrics for variable pay that are demanding, quantifiable and clearly linked to our strategy.

We also discussed the UK Government's proposal to remove the bonus cap for UK banks, which is currently subject to consultation. The cap limits variable pay to no more than two times the level of fixed pay. NatWest Group has operated within a one-to-one ratio of variable to fixed pay since the regulations came into force in 2014.

The proposal is that, from performance year 2024, it will be up to UK banks to set an appropriate ratio between the fixed and variable components of total remuneration. Over the next year, we will assess any impact for NatWest Group and confirm details in our next report. Importantly, the strict rules relating to deferral, delivery in shares, and malus and clawback will all remain in place.

I hope this letter and the information that follows will explain our approach to remuneration for 2022. I am very grateful for the support received from our stakeholders during this process and would also like to thank my fellow committee members for their valuable contribution.

Lena Wilson, CBE

Chair of the Group Performance and Remuneration Committee
16 February 2023

Remuneration at a glance

Executive director remuneration outcomes (£000's)



(1) The charts above show pay opportunity for the first year of the Policy together with two pay outcomes for 2022. On-target opportunity is based on annual bonus awards at 50% of maximum and RSP awards vesting at 100% of maximum. The maximum opportunity is also shown together with the impact of a 50% increase in the share price for RSP awards over the period from grant to vest, in line with disclosure requirements.

(2) The fixed pay awarded differs slightly from that under the Policy opportunity for 2022 due to salary increases applying part way through the year and the inclusion of some benefits where the amounts are not known until year end. Full details of benefits paid for 2022 can be found in the single figure table later in this report. The maximum bonus and RSP outcomes are based on salary earned during the year, which is slightly lower than the Policy opportunity due to the salary change applying part way through the year.

Pay awarded to the executive directors for 2022, including fixed pay, annual bonus and RSP is broadly in line with that expected under the first year of the Policy, with strong performance resulting in above target annual bonus outcomes. The single figure of remuneration, as set out on page 152, includes fixed pay and annual bonus for 2022 along with the estimated vesting value of the LTI award granted in 2020 under the previous Policy. Therefore it is a combination of the new and the old Policy.

Annual bonus scorecard outcome for 2022

	Annual bonus measures	Overall Weighting	Minimum	On target	Maximum	Weighted outcome
Financial (60%)	Go-forward group return measure	30%				26.44%
	Underlying income growth	10%				9.21%
	Cost reduction	10%				4.74%
	CET1 ratio post distributions	10%				5.00%
Strategic (35%)	Reduction in carbon emissions vs 2019 baseline	2%				2.00%
	Climate and sustainable finance in 2022	4%				4.00%
	Publish initial Climate transition plan	4%				2.00%
	Customer scores	10%				5.25%
	Purpose score	3.33%				1.53%
	Culture score	3.33%				1.53%
	Percentage of females in top three layers	1.67%				0.84%
	Percentage of colleagues from ethnic minority backgrounds in top four layers	1.67%				0.62%
	Supporting diverse enterprise	1.25%				1.10%
	Encouraging youth participation in enterprise	1.25%				1.25%
	Encouraging customers to save at least £100	1.25%				0.00%
	Financial capability interactions delivered	1.25%				1.25%
Personal (5%)	Discretionary assessment at year end for both executive directors	5%	Strong contribution by the CFO was fully recognised in the scorecard outcomes above. Progress by the CEO on One Bank transformation, UBIDAC exit, the Commercial & Institutional segment, the climate agenda and strengthening relationships with external stakeholders led to 4.0% outcome under the CEO's personal measures.			4.0% (CEO) 0% (CFO)[1]
Risk modifier	Downward risk modifier of **3%** applied for the CEO and **2.5%** for the CFO to reflect risk performance against core goals, balanced by strong leadership behaviour		**Total scorecard** outcome post risk modifier			**67.76% (CEO) 64.26% (CFO)**

(1) The CFO delivered strong performance against the targets set for the year, as reflected in the core scorecard outcome. For the personal measures, the committee considered that the key areas of strength were appropriately reflected in the financial and strategic outcomes above and opted not to make any additional award to the CFO for 2022.

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RSP pre-grant performance assessment for 2022

Basis of assessment

RSP awards are granted provided performance has been satisfactory, based on our internal performance management ratings scale (1-5). A rating of three or above will normally result in the RSP award being granted at maximum. Awards are delivered in shares to align with long-term performance and shareholders.



Outcome of pre-grant assessment

The CEO and CFO received ratings of four and three respectively for 2022, meaning performance goals were fully achieved or exceeded and behaviours were demonstrated at the required level. All regulatory responsibilities were also met. As a result, RSP awards to be granted at maximum.



RSP awards to be granted in 2023

CEO – 125% of salary
CFO – 125% of salary

Awards will vest in 2026 subject to performance against underpin criteria over the three-year period. See page 157 for further details of the pre-grant and pre-vest performance assessments.

Payments for 2022 will be delivered over eight years

	Maximum opportunity for 2022	Awarded for 2022	Structure and timing of payments								
RSP	125% of salary	CEO: £1,395,625 (maximum) CFO: £951,563 (maximum)					**Paid in shares** Subject to underpin criteria being met, RSP awards vest in equal amounts between 2026 and 2030, with a 12-month retention period after each vesting				
Annual bonus	85% of salary	CEO: £643,059 (67.76% of maximum) CFO: £415,802 (64.26% of maximum)	**Paid 50:50 cash and shares** (12-month retention period for shares)		*Malus and clawback provisions apply to annual bonus and RSP awards for up to 10 years post grant*						
Fixed share allowance	100% of salary	CEO: £1,116,500 CFO: £761,250	**Paid in shares** with the shares released in equal amounts between 2023 and 2027				*Nearly two-thirds of expected remuneration is delivered in shares and subject to long holding periods*				
Pension & benefits[*]	10% of salary	CEO: £193,793 CFO: £105,650	Pension, standard benefits and salary **paid in cash**								
Salary		CEO: £1,116,500 CFO: £761,250									
			2022	2023	2024	2025	2026	2027	2028	2029	2030	2031

(*) Pension aligned with wider workforce rate at 10% of salary. Value shown also includes standard benefit funding as well as benefits detailed in the single figure of remuneration table.

Shareholding requirements for executive directors as at 31 December 2022



Wider workforce remuneration

How we align wider workforce and executive directors' remuneration

We have invested significantly in colleague[1] pay throughout 2022, together with material salary increases and a one-off payment in 2023 to help large parts of the workforce with the cost-of-living crisis. Most of this investment is targeted towards our more junior roles as part of our commitment to deliver fair levels of pay throughout the organisation.

The remuneration policy supports a culture where individuals are rewarded for sustained performance and demonstrating the right behaviours. The same principles apply to everyone, adjusted to comply with local requirements. The principles are designed to:

1. **support a performance culture** – we recognise colleagues' skills and experience, the responsibilities of their job and their geographic location. Ultimately, we pay for performance, underpinned by a robust performance management process;

2. **be market facing** – we benchmark ourselves against peers and ensure our pay is fair, competitive and affordable; and

3. **ensure compliance and governance** – our reward design must be within policy, meet the expectations and requirements of our regulators and be appropriately aligned with the expectations of our shareholders and customers.

All colleagues	Certain colleagues depending on location, grade or job			Senior executives only
Base salary and pension funding	Benefits and share plans	Role–based allowances	Annual bonus	RSP awards
A competitive level of salary paid in cash and reviewed annually. Set to reflect the talents, skills and competencies that the individual brings to the business. Additional funding is provided which colleagues can use to save in a company pension scheme. UK colleagues receive pension funding at 10% of base salary, the same rate as executive directors. Rates in other locations reflect local market practice.	Some colleagues receive funding which they can use towards the cost of benefits or take as cash. Benefits offered include private medical cover, dental cover, personal accident insurance, life assurance and critical illness insurance. Individuals in some jurisdictions can also join share plans, providing an efficient way to buy NatWest Group shares and align their interests with our shareholders.	Role-based allowances reflect the skills and experience required for certain jobs. These are part of fixed remuneration for regulatory purposes. They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are released in instalments over a minimum three-year period with a five-year period applying to executive directors.	We reward individuals for delivering superior performance in line with risk appetite. The bonus pool is based on a scorecard of measures across our core strategic areas and our purpose. Allocation from the pool depends on the performance of the business area and the individual. Awards are made in cash and/or shares with larger amounts paid out over several years.	Encourages sustainable long-term performance. Awards are delivered entirely in shares to align with shareholders. Checks take place before grant and again after three years to ensure sustained performance has been achieved. Awards are paid out over eight years in total to encourage long-term thinking when making decisions. RSP participants are also subject to shareholding requirements.

Fixed pay			Variable pay	
Base salary	Pension & benefit funding[+]	Role-based allowances	**Annual bonus** — Mainly manager grade and above including executive directors.	
	[+] Benefit funding applies to certain jobs	Provided to some Material Risk Takers (MRTs) only	**RSP awards** — Executive directors and members of senior Executive Committees.	

As set out on page 141, from 2023 we will launch our new Sharing in Success scheme, to recognise the contribution of all colleagues to our success and the achievement of our purpose-led strategic goals.

Pay for executive directors is aligned with the wider workforce, with two main differences: (i) the use of RSP awards; and (ii) a requirement to maintain a holding of shares in NatWest Group, both during and after employment. These differences are deliberate and recognise that it is in the best interests of our stakeholders for executive directors to have a significant proportion of their remuneration paid in shares and subject to long-term shareholding requirements.

(1) Colleagues means all employees and, in some instances, other members of the wider workforce (including contractors and agency workers).



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Our Colleague Listening Strategy

We listen to colleagues and use the insight we gain to attract, engage and retain the talent we need for the future.

Regular engagement

- A colleague opinion survey (Our View) allows people to have a say on what it feels like to work at NatWest Group.
- Over 48,000 (82%) of our colleagues took part in the latest survey, one of our highest response rates in the last 10 years. We also benchmark our performance against financial services and global high performance norms.

- Regular question and answer sessions take place between colleagues and senior executives throughout the year.
- Feedback from colleagues forms part of the purpose, culture and people measures that impact pay.
- We also consult with our employee representative bodies on remuneration at relevant points during the year.

Colleague Advisory Panel (CAP)

The CAP helps us to strengthen the colleague voice in the Boardroom. It allows colleagues to engage directly with senior management and the Board on topics that are important to them. The CAP is chaired by one of our non-executive directors and membership of the panel was refreshed in 2022. It comprises a random selection of 28 colleagues who are self-nominated or part of an employee representative body.

After each meeting, the Board receives a summary and a follow-up call is held so that members can hear how their views were shared and what happened as a result. The forum continues to be highly regarded by those who attend and has proven to be an effective way of establishing two-way dialogue between colleagues and Board members.

In May 2022, a meeting was held with members in order to:

- increase the CAP's understanding of our approach to executive pay and its link to our ESG priorities and our purpose; and
- gather the CAP's views on our approach to wider workforce and executive remuneration.

Members asked thoughtful questions on a wide range of pay-related matters. There was a discussion on the new Policy for executive directors being more aligned to market practice.

The discussion also touched on the merits of increasing executive pay in the context of higher household bills. It was explained that the changes moved remuneration for executive directors closer to, but still below, the average paid by their peers. Members were also reminded that, at a previous session, some had asked whether pay for the CEO was enough. Colleagues are remunerated according to our Fair Pay Charter and consistent reward principles. Across the workforce we take into account the job market, company and individual performance as well as changes in the external environment.

The cost-of-living crisis was, understandably, one of the main themes during the discussion. The CAP acknowledged that the increase in the cost of living was not the bank's sole responsibility but noted that front-line colleagues in particular were feeling the impact. It was confirmed that the issue was high on the Executive Committee's agenda, and action was subsequently taken in September by providing a permanent salary increase for c.22,000 of our lowest-paid colleagues.

Another suggestion from members was that the benefit platform could be reviewed in light of the economic conditions and a number of enhancements were made to the offering in the second half of the year, including reducing the excess payable on some policies.

Wider workforce interventions and support in 2022



Cost-of-living crisis
c.£115 million

annualised spend on fixed pay increases in 2022, which included a further permanent increase in September for around 22,000 of our lowest-paid colleagues.

On top of the investment above, a one-off cash payment was made to c.60,000 colleagues in January 2023 and there will be significant salary increases from April 2023, with broad parts of the UK workforce to receive at least £2,000. The majority of colleagues at our two most junior grades in the UK will receive a salary increase of at least 7% in April 2023 in addition to the £1,000 payment in January. Salary ranges have been increased by 6% or more and the lowest starting salary will rise to £22,000 (pro rata), an uplift of 16% since April 2022.

Financial Wellbeing hub



We have provided colleagues with comprehensive financial wellbeing support including access to pension and protection products as well as colleague discounts, support with budgeting and planning, and help with managing debt and financial abuse.

We upgraded our benefits platform in 2022 and negotiated a reduction on the excess payable on some insurance products.

Dedicated learning and volunteering days



We give all colleagues two days each year so they can develop their skills, be future ready and have opportunities to progress. 96% of colleagues have accessed the NatWest Group Academy since its launch.

Colleagues also receive three volunteering days each year, an opportunity for them to help causes they care about and support local communities.



Fair Pay
Accredited Living Wage

employer in the UK since 2014 and we set our pay levels above the real living wage (RLW) rates. We take a similar approach across our major hubs outside the UK.

Following the early announcement of the new RLW rates in 2022, we agreed to immediately increase pay for our colleagues and relevant suppliers.

Employee Value Proposition
New partner leave and menopause support

We offer a market-leading approach to partner leave, increasing the time that partners can spend with their new child. The policies introduce the same pay and leave entitlements as local Maternity and Adoption Leave policies for eligible fathers and partners to share the caring responsibilities.

This ultimately champions the potential of both parents and promotes gender equality in the workplace.

The menopause is such an important topic and, working with Peppy Health, we launched a brand new digital



product providing colleagues and their partners with online support and access to specialist clinicians. Over 1,000 of our colleagues downloaded the app within the first few weeks.



Mental Health

We were delighted to partner with Just Ask A Question (JAAQ), a new mental health and wellbeing social media platform that will allow us to speak with colleagues in a new way.

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How the committee oversees wider workforce remuneration

Each year, the committee:

Approves the **remuneration policy principles**, which are applied consistently across NatWest Group, and reviews the policy's implementation. The committee is supported by Subsidiary Performance and Remuneration Committees which review whether the policies and practices are appropriate at the respective legal entity level.

Considers a report on **how pay has been distributed** across the workforce during the year. The report includes analysis of performance ratings by grade and diversity categories and there are checks in place to ensure that decisions are made fairly.

Reviews and **approves share plan offerings** for colleagues. In 2022, Sharesave was offered in the UK, Poland and India, encouraging colleagues to think about their financial wellbeing with an option to buy NatWest Group shares.

Reviews the **annual spend on fixed pay** (approximately half of the workforce receive fixed pay only). We have targeted recent increases towards our most junior colleagues, areas where specialist skills are required leading to high attrition rates and those lowest in their salary range.

Approves the bonus pool for bonus-eligible colleagues across the wider workforce. The bonus pool is determined after considering performance against a balanced scorecard of strategically-important measures.

Aligning remuneration with our culture

In determining performance outcomes, we consider both the achievements made and how they have been delivered. Our Code of Conduct sets out clear expectations of appropriate behavioural standards, supported by Our Values which guide colleagues in doing the right thing. In 2022, over 11,000 colleagues, customers and community partners helped to co-create our refreshed values to reflect our purpose.

Each role has defined behaviours set out in our Critical People Capabilities which directly link to our purpose and values and are used in performance management. If a colleague's behaviour falls below these expectations, this will be reflected in their performance rating, fixed pay progression and variable pay decisions (where their role is eligible to receive variable pay). The governance of culture is clearly laid out with specific senior manager roles having defined accountabilities which are reflected in their performance and pay decisions.

Creating a diverse, equitable and inclusive workplace is integral to fulfilling our purpose. It enables us to work together to achieve great things with our colleagues, communities and customers. Performance measures to support progress in this area affect the pay of executive directors, senior management and other bonus-eligible colleagues.

We have a target to have full gender balance in our CEO-3 and above global roles by 2030. At 31 December 2022, we had, on aggregate, 41% women in our top three layers[1], an increase of

3% since 31 December 2021. This represents an increase of 12% since targets were introduced in 2015.

Introduced in 2018, our ethnicity target is to have 14% of colleagues from an ethnic minority background in CEO-4 and above positions in the UK by 2025. At 31 December 2022, of 82% of colleagues who disclosed their ethnicity, we have an aggregate 11% of colleagues from an ethnic minority background in our CEO-4 and above positions. This represents a 3% increase since targets were introduced and remains consistent from 2021.

Pay equality, including neutrality in respect of protected characteristics such as sex and race is a core feature of our approach, to support equal pay for equal work.

Further information on our workforce approach

You can find the latest gender and ethnicity pay gap reporting for NatWest Group together with the steps being taken to address the position in the 'Diversity, equity and inclusion' section of the Strategic Report and at natwestgroup.com. You can also find the CEO-to-employee pay ratios for 2022 later in this report.

The 'Our Colleagues' section of the Strategic report and our ESG Disclosures Report on natwestgroup.com set out further information on how we are helping colleagues to thrive and realise their potential, including providing fair pay, supporting their learning and wellbeing, and creating a diverse, equitable and inclusive culture.

(1) See footnote (7) on page 154 for further information.

Summary of the Policy for executive directors

The Policy was approved by shareholders at the AGM on 28 April 2022 and will apply until the 2025 AGM unless changes are required. There are no changes requiring shareholder approval at this time. A summary of the Policy is set out below together with how the Policy supports alignment with Provision 40 of the UK Corporate Governance Code (the Code). The full Policy can be found under the Governance section of natwestgroup.com.

Purpose and link to strategy	Operation	Maximum opportunity	Alignment with the Code
Base salary Providing fair levels of base salary supports the recruitment and retention of high-calibre executives to develop and deliver strategic priorities.	Base salary is paid monthly in cash and reviewed annually. Rates are determined based on the individual's role, skills and experience and are benchmarked against market and peer practice. Salaries will be increased by 3% from 1 April 2023. See the implementation of the Policy for 2023 on page 159 for details.	Any salary increases will not normally be greater than the average salary increase for NatWest Group employees over the period of the Policy. Other than in exceptional circumstances, an executive director's salary will not increase by more than 15% over the course of the Policy.	**Risk** Base salary is set at a competitive level which means there is less reliance on variable pay. This helps to discourage excessive risk-taking. **Alignment with culture** Base salary increases generally aligned to, or lower than, the average increase for the wider UK workforce.
Fixed share allowance Additional fixed pay that reflects the skills and experience required as well as the complexities and responsibilities of the role.	A fixed allowance paid entirely in shares. Individuals receive shares that vest immediately subject to any deductions for tax purposes. Shares are released on a pro-rata basis over five years from the date of each award. The directors are entitled to any dividends paid on the shares.	An award of shares with an annual value of up to 100% of base salary at the time of award.	**Risk** The fixed share allowance further supports the delivery of a balanced remuneration policy, with a suitable mix of fixed and variable pay, as well as creating alignment with the experience of shareholders, given it is paid entirely in shares.
Benefits Providing a range of flexible and market competitive benefits that colleagues value and that help them carry out their duties effectively.	Executive directors can select from a range of standard benefits including a company car, private medical cover, life assurance and critical illness insurance. Travel assistance is provided in connection with company business, including the use of a car and driver. Security arrangements may be put in place where that is deemed appropriate. NatWest Group will meet the cost of any tax due on these benefits.	A set level of funding for standard benefits (currently £26,250 per annum). We disclose the total value of benefits provided each year in the Annual remuneration report. The maximum value of benefits will depend on the type of benefit and the cost of providing it, which will vary according to market rates.	**Proportionality** A competitive benefits offering, which can be tailored to individual circumstances, together with broader support for executive directors to assist them in carrying out their duties.
Pension Encouraging planning for retirement and long-term savings.	A monthly pension allowance paid in cash, based on a percentage of salary. Recipients have the opportunity to use the cash to participate in a defined contribution pension scheme. CEO – 10% of base salary CFO – 10% of base salary	The pension allowance rate is the same as that applicable to the vast majority of the UK workforce (currently 10% of base salary).	**Alignment with culture** Reflecting best practice under the Code, pension rates for executive directors are aligned with the rate offered to the wider workforce.

Purpose and link to strategy	Operation	Maximum opportunity	Alignment with the Code
Annual bonus Supporting a culture where individuals are rewarded for the delivery of superior performance, with measures and targets reflecting NatWest Group's strategic priorities and purpose. Performance is assessed based on a range of financial and non-financial measures that encourage long-term value creation. Awards are subject to malus and clawback adjustments to support long-term decision-making.	• financial measures account for between 50% and 60% of the annual bonus opportunity. • non-financial measures account for at least 30% and personal measures may be used up to a maximum of 10% of the scorecard. • awards will be delivered 50% in shares and 50% in cash. • awards will be deferred in combination with RSP awards to meet regulatory requirements. • a post-vesting retention period will apply to the amount delivered in shares (currently 12 months). • malus provisions apply prior to vesting and clawback applies for seven (and potentially up to ten) years from the date of award.	Bonus awards will be granted up to a maximum value of 100% of base salary. The value of awards can also reflect a discount for long-term deferral, in line with regulatory guidelines. The level of the award can vary between 10% for threshold performance and 100% for maximum performance. Target performance will pay out at 50% of maximum. You can find the proposed performance measures and weightings for the 2023 financial year on page 159.	**Clarity** There is clarity on how performance will be assessed and the expected behaviours. We provide transparency through detailed disclosure and engage with shareholders as well as the workforce on our approach to executive pay. **Simplicity** Most of the remuneration for executive directors is share-based and subject to deferral and retention requirements, which creates simple and significant alignment with our shareholders. **Risk** We take risk into account at various stages of the performance assessment process, with underpins and malus and clawback provisions to adjust awards if necessary. **Predictability** Scenarios of the possible rewards to executive directors under the Policy for 2022 are set out on page 142. RSP award levels are intended to be more predictable and linked to long-term performance, helping to support prudent risk management. **Proportionality** Variable pay cannot be awarded above the level of fixed pay. We believe this is a restrained and proportionate approach to executive remuneration. **Alignment to culture** Variable pay is subject to the delivery of sustainable performance and progress against our purpose-led strategic goals. Payments are made over many years to encourage long-term thinking. Shareholding requirements further align the interests of executive directors with the returns to shareholders.
RSP awards Supporting sustainable performance over a multi-year period. Awards are delivered entirely in shares over many years to create simple and effective alignment with shareholders over the long term. Malus and clawback provisions discourage excessive risk-taking and other inappropriate behaviours.	• an award will be granted provided performance has been satisfactory over the prior year. • after three years, performance will be assessed against pre-determined underpin criteria. • awards will vest in combination with annual bonus awards to meet regulatory requirements for deferral (currently between three to seven years after grant). • a post-vesting retention period will apply (currently 12 months). • malus provisions apply prior to vesting and clawback applies for seven (and potentially up to ten) years from the date of award. • the number of shares for RSP and bonus awards may be calculated using a price that is discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period.	RSP awards will be granted up to a maximum value of 150% of base salary. The value of awards can also reflect a discount for long-term deferral, in line with regulatory guidelines. Subject to the underpin criteria, the vesting level of RSP awards can vary between 0% and 100% of the original number of shares granted. The expected vesting level is 100% of maximum with safeguards in place to ensure no payments for failure. See page 160 for further information on RSP awards to be granted for the 2023 financial year.	
Shareholding requirements Executive directors must build and continue to hold a significant shareholding both during and after employment.	Shares and unvested awards count on a net-of-tax basis towards the requirement once any performance assessment has taken place. On leaving, shares must be held for a period of two years and procedures are in place to enforce the requirement.	CEO – 500% of salary. CFO – 300% of salary.	

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Remuneration for the Chairman and non-executive directors

Purpose and link to strategy	Operation	Maximum opportunity
Fees Competitive fees that reflect the skills, experience and time commitment required for the role. Fees are set at an appropriate level to attract individuals with the attributes needed to oversee the Board's strategy.	Fees can be paid in cash, shares or a combination of the two. From 2023, a portion of fees will be used to purchase shares under a new shareholding policy for the Chairman and the non-executive directors. Further details are set out as part of the Policy implementation on page 161. The level of fees is reviewed regularly. Additional fees may be paid for new Board Committees provided these are not greater than fees payable for the existing Board Committees. No variable pay is provided so that the Chairman and non-executive directors can maintain appropriate independence.	The rates for the year ahead are set out in the Annual remuneration report. Any increases to fees will not normally be greater than the average inflation rate or salary increases for the wider workforce. Other than in exceptional circumstances, fees will not increase by more than 15% over the course of the Policy.
Benefits Providing a level of benefits in line with market practice.	The Chairman and non-executive directors are entitled to travel assistance in connection with company business including the use of a car and driver. NatWest Group will meet the cost of any tax due on the benefit. Other benefits may be offered in line with market practice. The Chairman is entitled to private medical cover and life insurance cover provided the Board considers the costs to be reasonable.	The value of the private medical and life insurance cover for the Chairman, as well as other benefits, will be in line with market rates and disclosed in the Annual remuneration report.

Other policy elements for Directors

Element	Operation
Recruitment policy	When recruiting new directors, the Policy aims to be competitive and to structure pay in line with the framework applicable to current directors, recognising that some adjustment to quantum may be necessary to secure the preferred candidate. A buy-out policy exists to replace awards forfeited or payments foregone, which is in line with regulatory requirements.
Notice and termination provisions	Under service contracts, NatWest Group or the executive director is required to give 12 months' notice to the other party to terminate the employment. There is discretion for NatWest Group to make a payment in lieu of notice (based on salary only). The Chairman and the non-executive directors do not have notice periods and no compensation will be paid in the event of termination, other than standard payments for the period served up to the termination date. Non-executive directors have letters of appointment instead of service contracts and are appointed for three years initially. At the end of this term, a further three-year term may be agreed, and non-executive directors may be invited to serve beyond six years, up to a maximum tenure of nine years. The Chairman is subject to the Code's requirements relating to the maximum tenure period for chairs. All directors stand for annual election or re-election by shareholders at the AGM.
	Effective dates of appointment for directors: Howard Davies – 14 July 2015 Alison Rose – 1 November 2019 Katie Murray – 1 January 2019 Frank Dangeard – 16 May 2016 Roisin Donnelly – 1 October 2022 Patrick Flynn – 1 June 2018 Morten Friis – 10 April 2014[1] Yasmin Jetha – 21 June 2017 Stuart Lewis – 1 April 2023 Mark Seligman – 1 April 2017 Lena Wilson – 1 January 2018
Treatment of outstanding share plan awards on termination	On termination, we will treat awards in accordance with the relevant plan rules or other terms on which they were granted. Any deferred annual bonus awards that are unvested will normally lapse on leaving unless good-leaver circumstances apply, in which case the awards will normally continue to vest on the original vesting dates. In good-leaver circumstances, individuals will be eligible to be considered for an annual bonus award for their final year of employment. RSP awards that are unvested will normally lapse on leaving unless specified good-leaver circumstances apply. For good leavers, awards are pro-rated for time served during the three-year performance period and will normally continue to vest on the original vesting dates. Individuals will not be eligible to be considered for an RSP award for the final year of employment.

(1) As explained in the Corporate governance report, the Board confirmed that Morten Friis should continue to serve on the Board and be considered as an independent non-executive director until he steps down on 31 July 2023, notwithstanding that he will have served nine years and four months on the Board by that point.

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Environmental, Social and Governance (ESG) priorities



There is clear alignment between our ESG priorities and the pay outcomes for executive directors. People targets have featured in our strategic scorecard for over ten years, evolving beyond employee engagement to incorporate purpose, culture and diversity targets. Playing an active role in the transition to a low-carbon economy is a core part of our purpose and climate targets have been part of our executive director scorecard since 2020. There are also targets to build financial capability and support equality of opportunity through diverse enterprise.

In a number of areas our ESG ambitions stretch over several years. However, we are clear on the specific measures and targets set for each year and publish these externally. The committee and the Board reviews and approves these annually to align with our latest strategic focus areas. You can find further information on how executive director performance measures align with the five principles of a purpose-led business in our ESG Disclosures Report, available on natwestgroup.com.

Turning to the wider workforce, the annual bonus pool is based on a balanced scorecard of measures which includes climate, enterprise, financial capability, purpose, culture and people measures, broadly aligning with the position for the executive directors. Allocation from the pool depends on the performance of the business area and the individual. This helps to provide a consistent approach to ESG performance and its impact on variable pay throughout the organisation.

Shareholder engagement outcomes

Every year we undertake an engagement programme with major shareholders and other stakeholders before the committee makes its final decisions on pay awards. In late 2022, we met with a number of our institutional shareholders, UK Government Investments, proxy advisors and the UK regulators to discuss our approach to remuneration for the year.

The meetings were generally positive with the committee Chair explaining our pay philosophy and no material concerns being raised. Wider workforce initiatives was the predominant issue raised, with investors and the proxy advisors interested to hear how the cost-of-living crisis was expected to impact NatWest Group's approach to executive and wider workforce pay. The committee Chair explained the steps being taken to support the workforce at this time and confirmed that the Board takes wider workforce engagement very seriously.

Other recurring topics in meetings included our treatment of potential windfall gains, the measurement of bonus pool financial performance, the use of ESG metrics in remuneration and the retention and recruitment of talent. Investors also continued to stress the importance of clear disclosures to assist their view of our approach to pay.

In addition, we held two virtual shareholder events with retail shareholders in 2022 in order to hear from the wider shareholder base. During the events, shareholders raised questions on staff retention, our response to the impact of the cost-of-living crisis on our colleagues and the increase in remuneration for the CEO under the new Policy. We are very grateful that our stakeholders continue to take the time to engage with us in an open and constructive way.

Adjusting remuneration in light of new information

An accountability review process allows NatWest Group to respond where new information would change our variable pay decisions made in previous years and/or the decisions to be made in the current year. The process seeks to identify material risk management issues, control weaknesses, policy breaches and conduct failings, and enables commensurate ex-post risk adjustments to be applied to variable pay.

Malus provisions allow us to reduce the amount of any unvested variable pay awards, potentially to zero, prior to payment. Clawback can be used to recover variable pay awards that have already vested and we can also apply in-year bonus reductions to adjust variable pay that would have otherwise been awarded for the current year.

The circumstances in which we may make adjustments include:

- conduct which results in significant financial losses for NatWest Group;
- an individual failing to meet appropriate standards of fitness and propriety;
- an individual's misbehaviour or material error;
- NatWest Group or the individual's business unit suffering a material failure of risk management; and
- for malus and in-year bonus reduction only, circumstances where there has been a material downturn in financial performance.

This list is not exhaustive and further circumstances may be considered where appropriate.

Annual remuneration report

Single total figure of remuneration for executive directors for 2022 (audited)

	Alison Rose		Katie Murray	
	2022 £000	2021 £000	**2022 £000**	2021 £000
Base salary	1,117	1,100	761	750
Fixed share allowance[(1)]	1,117	1,100	761	750
Benefits[(2)]	82	81	30	30
Pension[(3)]	112	110	76	75
Total fixed remuneration	**2,428**	2,391	**1,628**	1,605
Annual bonus[(4)]	643	n/a	416	n/a
Long-term incentive award[(5)]	2,178	1,197	1,597	–
Total variable remuneration	**2,821**	1,197	**2,013**	–
Total remuneration[(6)]	**5,249**	3,588	**3,641**	1,605

(1) The fixed share allowance is based on 100% of salary and, as part of fixed remuneration, is not subject to any performance conditions.

(2) Includes standard benefit funding at £26,250 per annum. In addition, Ms Rose received travel assistance in connection with company business (£39,542) and assistance with home security (£16,351) for 2022. Ms Murray also received assistance with home security arrangements (£3,275) for 2022.

(3) The executive directors receive a monthly cash allowance and can choose to participate in the company's defined contribution pension arrangements.

(4) Annual bonus awards were introduced as part of the Policy approved by shareholders at the 2022 AGM. In determining bonus awards for 2022, the committee assessed performance against financial, strategic and personal measures as set out below and on the next page.

(5) The 2022 value relates to LTI awards granted in 2020. The committee assessed performance prior to vesting and also considered whether the outcome could represent a windfall gain, as set out on pages 154 to 156. No discretion was exercised as a result of the share price changing over the performance period.

(6) The increase in total remuneration for the CEO compared to 2021 is primarily driven by the inclusion of annual bonus, in line with the Policy, and a higher estimated vesting value of the LTI award compared to last year. The CFO has annual bonus and the vesting of an LTI award included for the first time with no equivalent variable pay awards in 2021.

Annual bonus performance assessment for 2022

The committee considered performance against financial and strategic non-financial measures set to reflect our purpose-led strategy as well as personal performance by the executive directors. Bonus awards are expected to be made at 50% of maximum provided that target performance has been achieved. The outcome of the assessment against the measures and targets under the bonus scorecard is set out in full on the next page.

The committee noted that the CEO had performed strongly over the year, which was evident from the bonus scorecard and supported by other factors including positive share price movement and broker recommendations, indicating market confidence in management's actions. NatWest Group had remained open for mortgage business despite market volatility and the CEO had continued to build a strong team in a difficult hiring environment as well as implementing well-judged cost-of-living initiatives. In terms of personal measures, the committee recognised good progress on One Bank transformation, the exit of UBIDAC, standing up the new Commercial & Institutional business segment, supporting the climate agenda and cementing relationships with our key partners.

The CFO was also considered to have delivered good overall performance with strong engagement with investors throughout the year and her continued contribution to the long-term strategy and our investment cycle through to 2028. The committee noted that good progress had been made on the Finance transformation programme as well as succession planning and building bench strength. There had also been significant progress with our climate and purpose reporting framework.

The bonus scorecard takes into account the context in which performance was delivered. In assessing financial performance, a downward adjustment was made for the material changes in the base rate against our assumptions for the year, as explained in the footnotes to the scorecard. The committee also considered a downward risk modifier which enables risk performance to be assessed and awards reduced, potentially to zero. Downward adjustments of 3% were applied for the CEO and 2.5% for the CFO to reflect risk performance against core goals, balanced by strong leadership behaviours. The committee believed the final outcome reflected the considerable achievements by the executive directors through a challenging year and therefore no further discretion was applied to the resulting award levels.

The maximum bonus award under the Policy is set at 100% of base salary, however, in the first year of implementation awards were limited to 85% of the base salary paid during 2022. The final bonus amounts are set out below and awards will be made in early 2023, spilt equally in cash and shares. Malus and clawback provisions apply to the awards and the shares will be subject to a 12-month retention period.

	Maximum award	Reduction for performance	Final bonus award	Award level % of maximum
Alison Rose	**£949,025**	**£305,966**	**£643,059**	**67.76%**
Katie Murray	**£647,063**	**£231,261**	**£415,802**	**64.26%**

Annual bonus assessment for 2022

Annual bonus measures	Minimum (10% payable)	On target (50% payable)	Maximum (100% payable)	Weighting	Weighted outcome
Financial (60%)					
Go-forward group return measure[1]	6.9%	7.9%	10.9%	30%	26.44%
	Achieved 10.2%				
Underlying income growth excluding notable items of Go-forward group[2]	£11.2 billion	£11.5 billion[3]	£12.4 billion	10%	9.21%
	Achieved £12.3 billion				
Cost reduction based on Go-forward group operating expenses, excluding litigation and conduct costs	2%	3%	4%	10%	4.74%
	Achieved 2.9%				
Progress to medium-term capital target based on CET1 ratio post distributions[4]	n/a	14%	n/a	10%	5.00%
	Achieved 14.2%				
Strategic (35%)					
Progress towards halving emissions by 2025, reduction in carbon emissions vs 2019 baseline	≥38%	40%	≥44%	2%	2.00%
	Achieved above 44%				
Funding and financing committed to Climate and Sustainable Finance	£16.62 billion	£17.5 billion	£19.25 billion	4%	4.00%
	Achieved £24.5 billion				
Develop and publish initial Climate transition plan with 2022 results[5]	Achievement of goal			4%	2.00%
	Published on time				
Customer scores based on an aggregated view of NPS and Customer Touchpoint Rating[6]	Met targets on average[6]			10%	5.25%
	Target slightly exceeded				
Purpose score (Our View)	80	90	≥92	3.33%	1.53%
	Achieved 89				
Culture score (Our View)	73	83	≥85	3.33%	1.53%
	Achieved 82				
Percentage of females in the top three layers of the organisation (globally)[7]	36%	41%	≥43%	1.67%	0.84%
	Achieved 41%				
Percentage of colleagues from ethnic minority backgrounds in the top four layers (UK)[7]	9%	12%	≥14%	1.67%	0.62%
	Achieved 11%				
Supporting diverse enterprise[8]	Support 35,000 businesses through enterprise programmes with 250,000 customer interactions			1.25%	1.10%
	53,000 businesses supported, 269,000 customer interactions				
Number of young adults engaged in enterprise and entrepreneurship activity	28,500	30,000	33,000	1.25%	1.25%
	Achieved 48,000				
Number of customers who, having never saved with us, or having saved less than £100, have now saved £100	503,500	530,000	583,000	1.25%	0.00%
	Achieved 477,000				
Number of financial capability interactions delivered[9]	3.8 million	4 million	4.4 million	1.25%	1.25%
	Achieved 5.1 million				
Personal measures (5%)					
Discretionary assessment at year end for both executive directors	Strong contribution by the CFO was fully recognised in the scorecard outcomes above. Progress by the CEO on One Bank transformation, UBIDAC exit, the stand up of the Commercial & Institutional segment, personal leadership on the climate agenda and strengthening relationships with external stakeholders led to 4.0% outcome under the CEO's personal measures.			5%	4.0% (CEO) 0% (CFO)[*]

Downward risk modifier		**67.76%**
Downward risk modifier of 3% applied for the CEO and 2.5% for the CFO to reflect risk performance against core goals, balanced by strong leadership behaviour	**Final outcome post risk modifier**	**(CEO)** **64.26%** **(CFO)**

(*) The CFO delivered strong performance against the targets set for the year, as reflected in the core scorecard outcome. For the personal measures, the committee considered that the key areas of strength were appropriately reflected in the financial and strategic outcomes above and opted not to make any additional award to the CFO for 2022.

The reconciliation to the reported figures and footnotes for the table above are set out on the next page.

■ **Performance achieved in 2022**

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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Reconciliation to reported figures and footnotes

	Amount	Go-forward group return measure	Go-forward income excluding notable items
Reported figure		16.9%	£13.1 billion
Base rate adjustment	£0.8 billion[10]	(2.3%)	(£0.8 billion)
Gains from interest and FX risk management derivatives not in accounting hedge relationships/own credit adjustments/profit from insurance liabilities	£0.5 billion[10]	(1.4%)	
Timing of FX and conduct losses	£0.4 billion[10]	(1.3%)	
Deferred tax asset and tax rate	£0.4 billion	(1.7%)	
Figures used in bonus scorecard		10.2%	£12.3 billion

(1) For the purpose of assessment under the bonus scorecard, the Go-forward group return measure adjusts the published Go-forward group RoTE to exclude material factors outside of management's control. Items will only be adjusted if this results in an impact of at least 0.25% to the RoTE figure. For performance year 2022, these include:
  a. Material changes in base rate from that assumed at the beginning of the year;
  b. Gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments, profit from insurance liabilities and the timing of FX and litigation and conduct charges; and
  c. Deferred tax asset and effective tax rate changes.

(2) Similarly, for income, the definition for the purpose of the scorecard excludes the material changes in base rate from that assumed at the beginning of the year. No adjustments are required to the reported figure for gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments, profit from insurance liabilities and FX losses as notable items are already excluded from the definition of the reported figure.

(3) On-target income has been set at £11.5 billion, in line with the 'above £11.0 billion' market guidance issued at the beginning of 2022.

(4) Capital has been assessed on a qualitative basis against the range.

(5) The initial Climate transition plan was deemed 'on target' performance as it has been published although work will continue on the plan.

(6) As NPS is not available for NatWest Markets, an internal Customer Touchpoint Rating is applied to assess NatWest Markets' customer performance. The aggregated view reflects the contribution of each franchise to NatWest Group's income. Targets: NatWest Retail Banking NPS 14 or be 2nd or better; NatWest Premier Banking NPS 19; Coutts NPS 48; NatWest Business Banking NPS 0 and be 3rd or better; NatWest Commercial & Corporate Banking NPS 24 and 1st; RBS International NPS 33; NatWest Markets Customer Touchpoint Rating 70. We met or exceeded 5 out of the 7 customer goals set for 2022. The weighted average rating across these 7 targets means that the Customer outcome is 5.25%.

(7) The targets set at the start of 2022 were to increase the percentage of females in the top three layers by 3% on aggregate and to increase the percentage of colleagues from ethnic minority backgrounds by 1% on aggregate. Note that NatWest Group's management structures were revised during 2022. The representation targets were set based on the management structures in place at the start of financial year 2022 with performance assessed against these at 31 December 2022. This will differ from the year-end position quoted elsewhere in our reporting suite, which uses the structures in place as at 31 December 2022.

(8) Enterprise target aimed at supporting the recovery and prioritising support for harder to reach groups with higher barriers to entering and growing a business. The support was to be distributed as follows: 75% support to UK regions outside London & South East, 60% support to females, 20% support to individuals from ethnic minority backgrounds, and 20% to people intending to create purpose-led businesses. Minimum target: 33,250 businesses and 237,500 interactions, Maximum target: 38,500 businesses and 275,000 interactions (same percentage distribution as target).

(9) The articulation of the 2022 target in last year's report was to reach 4 million people through financial capability interactions. The intent was to deliver 4 million interactions during the year rather than reaching 4 million people. This is consistent with our overarching ambition of delivering 15 million financial capability interactions by 2023 and the wording used to describe the financial capability measure in last year's report, which was based on the number of interactions. Performance has therefore been assessed against the intended target.

(10) Amounts quoted are pre tax whereas RoTE impacts are post tax.

Vesting of 2020 LTI awards (audited)

The LTI award was granted in March 2020 in respect of performance year 2019. Prior to the awards being granted to the CEO and CFO, reductions of 22% and 27% respectively were applied to the maximum award as a result of the pre-grant performance assessment. The reductions were made as risk, customer and financial performance were not fully at the desired level. At the end of 2022, a further assessment took place to review whether anything had come to light which might call into question the original award.

The assessment found that there had been no material deterioration in financial, customer, risk and culture performance since grant. The forensic investigation of Financial Crime and Customer Due Diligence remediation had resulted in adjustments to prior vestings of the 2018 and 2019 LTI awards through the risk underpin. Given the financial crime return to risk appetite had remained on track for the objectives set, the committee and the Board determined that no further adjustment was necessary. It was noted that, while the timeline had slipped since the grant of the 2020 LTI award, this had been a contributory factor in the decision to make a 5% adjustment to the CEO and former CEO's 2019 LTI awards last year. Overall, the data indicated that the required level of sustainable performance had been achieved and no further reductions were made to the 2020 LTI awards under the pre-vest test.

The committee also considered the potential application of risk and stakeholder perception underpins, which included a detailed discussion on whether the vesting outcome could result in potential windfall gains. The committee used our pre-disclosed framework and a range of other factors to assess windfall gains and believed there was a strong rationale for not making any adjustment. Details of the pre-vest performance assessment and the process to assess windfall gains can be found on the pages that follow.

A summary of the position from grant to vest is set out below along with the estimated vesting values for the 2020 LTI award, which is used in the single total figure of remuneration table. No dividend equivalents were paid prior to vesting. The shares will vest in equal amounts between 2023 and 2027, followed by a 12-month retention period. Malus and clawback provisions also apply.

	Alison Rose		Katie Murray	
2020 LTI award	Shares	Value	Shares	Value
Maximum at grant	1,131,488	£1,925,000	881,679	£1,500,000
Reduction for pre-grant test	(249,809)	(£425,000)	(235,114)	(£400,000)
Award granted	881,679	£1,500,000	646,565	£1,100,000
Reduction for pre-vest test	–	–	–	–
Amount post performance tests	881,679	£1,500,000	646,565	£1,100,000
Increase in value due to share price	–	£677,747	–	£497,016
Estimated vesting value	–	£2,177,747	–	£1,597,016

(1) Share price at grant was £1.701 and the estimated vesting value was based on share price of £2.47, the average over the three-month period from October to December 2022.

STRATEGIC REPORT
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ADDITIONAL INFORMATION

2020 LTI award – Pre-vest performance assessment framework

LTI awards were made in early 2020 following an assessment of performance over the 2019 financial year. Before vesting, the committee carries out a further review to consider whether anything has come to light which might call the original award into question. Internal control functions and PwC, as independent advisers, the Group Board Risk Committee (BRC) and the Group Sustainable Banking Committee (SBC) support the committee in this assessment, with the outcome set out below.

Looking back to performance for 2019 and 'knowing what we know now', has NatWest Group



Core questions

Core question	Evidenced by	Analysis
1. Remained safe and secure, taking into account financial results and the capital position?	Has NatWest Group breached a minimum capital ratio over the period?	**NO** NatWest Group has remained well capitalised since 2019.
	Has there been a material fall in the NatWest Group share price over the period?	**NO** The share price has risen rather than fallen since the end of 2019.
2. Been a good bank for customers taking into account customer and advocacy performance?	Has Net Promoter Score (NPS) fallen across the business?	**Some declines** but declines not deemed within management's control or not related to 2019.
3. Operated in an environment in which risk is seen as part of the way we work and think?	Have there been indicators of a material deterioration in the risk culture or profile, taking into account annual assessments by the Risk function and the BRC?	**NO** No material deterioration in risk culture or profile since 2019.
4. Operated in a way that reflects its stated values?	Has the culture index from Our View or the Financial Services Culture Board (FSCB)[1] survey position fallen materially?	**NO** No material deterioration in culture scores, most are improved or flat.
	Have colleague engagement scores fallen materially?	**NO** No, since 2019 scores improved and remain above Financial Services Norm.

Potential underperformance?

YES | NO

Where the answer is 'Yes', three further questions are considered:

1. Is the underperformance due to factors within management's reasonable control in the circumstances?
2. Can the underperformance be linked back to the performance year to which the award relates, rather than to performance developments since?
3. Is it appropriate to reflect the underperformance in the current pre-vest test (i.e. if the underperformance has not been adequately reflected in other ways such as subsequent pre-grant tests for awards granted in the interim)?

If the answer to each of these questions is "Yes", the committee may decide that a further adjustment prior to vesting is appropriate, and it has the discretion to decide the amount.

Further analysis

Since the declines in some customer metrics were not within management's control or related to 2019, there was no deterioration in financial, customer, risk and culture performance that would merit a reduction prior to vesting. The committee noted the investigation of Financial Crime and CDD remediation had resulted in adjustments to prior LTI vestings through the risk underpin. Since the timeline for financial crime return to appetite had not worsened over the course of 2022, no further adjustments were considered necessary as part of the 2020 LTI pre-vest assessment.

Where the answer is 'No':

Achievement of 'threshold level of sustainable performance' has been evidenced.

No adjustment proposed, subject to underpins to consider any significant risk, stakeholder or reputational matters not already captured in the performance assessment, with advice from the BRC and the SBC.

(1) FSCB was formerly the Banking Standards Board. NatWest Group will cease to take part in the FSCB survey from 2022. Going forwards the LTI pre-vest culture assessment will be assessed using Our View; NatWest Group's internal colleague opinion survey.

Windfall gains

The 2020 LTI award was granted in March 2020 at a time when the true impact of COVID-19 was just beginning to emerge. Following the grant, the committee noted shareholder expectations on the need to consider whether this grant could result in potential windfall gains.

In line with guidance issued by shareholders in 2020, we implemented and disclosed a framework to assess any windfall gains related to our LTI awards. Under this framework, we take into account factors such as:

a. the level of grant price in comparison to pre-COVID-19 levels;

b. share price appreciation over the pre-vest period, including any share price appreciation specific to NatWest Group which would be indicative of strong management performance;

c. the level of share price appreciation that would indicate exceptional share price performance, such as an upper decile share price, suggesting a windfall gain may have arisen; and

d. reductions already applied to the executive directors' pay and award levels during the pre-grant and pre-vest performance period of the relevant LTI grant.

For the 2020 LTI award, the committee's assessment considered the following factors:

• The share price for the March 2020 LTI award was 35% below the prior grant. However, the grant was not made at the lowest point of the market as both the NatWest Group share price and the FTSE saw further significant falls in the period following grant, due to the impact of COVID-19. It is only this further drop after the grant date which saw a quick recovery over 2020 as market uncertainty was removed.

• During the pre-vest period following the grant of the 2020 LTI award, NatWest Group's share price performed strongly (+87%), which exceeded that of the FTSE350 Banking Index (+20%) and the FTSE100 index (+25%). This upward trend reflected the significant improvement in NatWest Group's performance over the same period, evidenced by factors such as:

  • our strong capital position and continued capital generation meaning we are well placed to invest for growth;

  • improvement in operating performance including achievement of cost reduction targets during the pre-vest performance period; and

  • return of surplus capital, with shareholder returns increasing from £0.4 billion in 2020 to £3.8 billion for 2021 and £5.1 billion for 2022.

• The committee also noted that the NatWest Group LTI construct was different to a more traditional LTIP construct in that LTI awards delivered lower maximum opportunity but more predictable levels of pay. Our LTI awards have the main performance test prior to grant with a further assessment prior to vesting to ensure the performance has been sustainable.

• Under this construct, the March 2020 LTI grant to the CEO and CFO for performance year 2019, was reduced to 78% and 73% of maximum respectively, based on performance against pre-set and unadjusted targets. The committee considered this was another important consideration in making the windfall gain assessment. As the shares from the 2020 LTI award will vest between 2023 and 2027, followed by a 12-month retention period after each vesting, this will ensure there is long-term alignment with the interests of shareholders.

• For the 2020 performance year, the pay for the CEO and CFO was reduced through voluntary waivers and a COVID-19 related reduction respectively. In April 2020, the CEO voluntarily decided to forgo 25% of her total fixed pay for the remainder of 2020 (reducing her fixed share allowance by £426,000). In addition, the CEO confirmed she did not wish to receive an LTI award for the 2020 performance year which the committee determined to be £899,000 as noted in the 2020 Directors' remuneration report. In total, the CEO waived £1,325,000 of her 2020 pay. The CFO's LTI award for 2020 after adjustment for performance was reduced by a further £418,000 (38%) to reflect the impact of COVID-19.

The committee noted that this was a complex area and one which required them to apply judgement and to make a holistic assessment of whether, based on all relevant facts and circumstances, a windfall gain could be said to have arisen in respect of the 2020 LTI awards held by the executive directors.

Whilst the committee acknowledged there was a share price fall prior to grant and a subsequent improvement, given the mitigating factors set out above, it concluded that no windfall gain had arisen and that no further adjustment was required to be made to the 2020 LTI awards prior to vesting.

The committee Chair discussed our windfall gains assessment framework in detail with our key shareholders and proxy advisors as part of the recent engagement programme, and the stakeholders at these meetings noted our proposed approach.

Share price comparison over post-grant period



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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Scheme interests – LTI awards granted during 2022 (audited)

	Grant date	Face value	Award price	Shares awarded[1]	Vesting levels	Performance requirements
Alison Rose	7 March 2022	£1,598,000	£1.8205	877,781	Between 0% – 100% with no set minimum vesting	The award was subject to a pre-grant assessment of performance over 2021. A further assessment will take place following the end of the 2024 financial year to check that nothing has come to light that would change the original decision. This assessment will operate in a similar way to the framework for the 2020 LTI award pre-vest assessment, as set out above.
Katie Murray	7 March 2022	£1,057,500	£1.8205	580,885		

(1) The conditional share awards granted to Ms Rose and Ms Murray equated to 145% and 141% of base salary respectively. The number of shares was calculated taking into account performance and the maximum potential award. The award price was based on the average share price over five business days prior to grant. Subject to the pre-vest assessment, these awards will vest in equal amounts between years 2025 and 2029. Service conditions and malus provisions apply up until vest, and clawback provisions apply for a period of at least seven years from the date of grant.

RSP awards to be granted for 2022 (audited)

RSP awards are granted provided the committee considers performance over the prior year has been satisfactory, based on an assessment against our internal performance management framework. The determination of whether satisfactory performance has been achieved is based on our internal ratings scale (one to five) with a rating of three or above normally resulting in the RSP award being granted at maximum. A three rating means performance goals have been fully achieved throughout the year and behaviours have been demonstrated at the required level. Performance against regulatory accountabilities are also considered.

The maximum RSP award under the Policy in the first year of implementation was limited to 125% of base salary. The CEO and CFO received ratings of four and three respectively for 2022, meaning performance goals were fully achieved or exceeded and behaviours were demonstrated at the required level. All regulatory responsibilities were also met. Noting the achievements by both executive directors over the year and the subsequent performance ratings, the committee agreed that RSP awards would be granted at maximum, in line with the Policy.

As a result, the CEO and CFO will receive RSP awards of £1,395,625 and £951,563 respectively. The awards will be delivered entirely in shares and subject to conditions before vesting as well as significant holding periods to create long-term alignment with the experience of shareholders. Malus and clawback provisions will also apply.

Pre-vest underpin

The committee will make an assessment at the end of the three-year performance period (covering financial years 2023 to 2025) to determine whether sustainable performance has been achieved. Before vesting, the outcome will be reviewed using the underpin criteria below. Following the assessment, RSP awards may vest in full, in part or lapse in their entirety, with discretion to consider other factors and apply discretion before deciding the final vesting outcome. This will mitigate any potential unintended outcomes that might arise and ensure that there is a fair outcome.

A sustainable level of performance over the period will be considered with reference to:



2022

Pre-grant performance

2023

Year of grant

Criteria before vesting

1.
The level of capital held relative to the maximum distributable amount.

2.
Total distributions paid relative to our distribution policy.

3.
Any material deterioration in the risk or regulatory compliance profile or control environment of NatWest Group, or a serious conduct or reputational event.

2026

Start of vesting
Vests in equal amounts between 2026 and 2030, with a 12-month retention period after each vesting.

Remuneration for the Chairman and non-executive directors in 2022

The basic Board fee was increased from £80,000 to £82,000 per annum from 1 May 2022. This was the first change to the basic Board fee since 2017 and the decision was made after considering the fees paid by other major UK banks as well as salary increases for the wider workforce. The 2.5% increase was lower than the 3.6% average salary increase applied across our global workforce from April 2022. The fees for the Chairs of the Group Audit Committee, Group Board Risk Committee and the Group Performance and Remuneration Committee were increased from £68,000 to £73,000 per annum to bring the rates closer to market practice and to acknowledge the considerable time commitment of these roles in a regulated major bank. The composite fee for Frank Dangeard was increased from £264,000 to £270,000 to reflect the change in the basic Board fee and in view of his commitments and responsibilities as Chairman of NatWest Markets Plc. All of the changes were within the scope of the remuneration policy approved by shareholders and no directors were involved in decisions regarding their own remuneration.

For NatWest Group plc Board directors who also serve on the Boards and Committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc, the fees below reflect membership of all four boards and their respective Board Committees. Directors may also receive fees for membership of other subsidiary company Boards and Committees, the value of which is included below. No variable pay is provided to the Chairman and non-executive directors.

Total remuneration for the Chairman and non-executive directors in 2022 (audited)

	Fees		Benefits[1]		Total	
Chairman (composite fee)	2022 £000	2021 £000	2022 £000	2021 £000	2022 £000	2021 £000
Howard Davies	750	750	14	13	764	763

Non-executive directors

	Board £000	N&G £000	GAC £000	BRC £000	RemCo £000	SBC £000	TIC £000	SID £000	CAP £000	Other £000	Fees 2022 £000	2021 £000	Benefits[2] 2022 £000	2021 £000	Total 2022 £000	2021 £000
Frank Dangeard[3]										268	268	262	3	1	271	263
Roisin Donnelly[4]	21										21	–	6	–	27	–
Patrick Flynn	81	15	72	34			30				232	227	5	1	237	228
Morten Friis	81	15	34	72							202	197	44	22	246	219
Robert Gillespie[5]	78	14	33	33	52						210	227	17	2	227	229
Yasmin Jetha	81					30	60				171	170	4	1	175	171
Mike Rogers	81			34		60				4	179	172	15	–	194	172
Mark Seligman	81	15	34		34			34			198	191	5	1	203	192
Lena Wilson	81	4		34	45	30				11	205	195	17	5	222	200

(1) The benefits column for Howard Davies, Chairman, includes private medical cover, life cover and expenses in connection with attendance at Board meetings.

(2) Non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings. The value of benefits had fallen in 2020 and 2021 due to less travel during the COVID-19 restrictions but have returned to more typical levels in 2022.

(3) Under the 'Other' column, Frank Dangeard received a composite fee as Chairman of the NatWest Markets Plc Board.

(4) Roisin Donnelly was appointed to the Board with effect from 1 October 2022.

(5) Robert Gillespie stepped down from the Board with effect from 15 December 2022.

Key to table:

N&G	Group Nominations and Governance Committee	SBC	Group Sustainable Banking Committee
GAC	Group Audit Committee	TIC	Technology and Innovation Committee
BRC	Group Board Risk Committee	SID	Senior Independent Director
RemCo	Group Performance and Remuneration Committee	CAP	Colleague Advisory Panel

Payments for loss of office and payments to past directors (audited)

There were no payments for loss of office made to directors in 2022. Ross McEwan stepped down from the Board as CEO in October 2019 and qualified for good leaver treatment in respect of his LTI awards. Mr McEwan received his final LTI award over 942,907 shares in 2020 with the award level reduced by 31% following the application of the pre-grant performance assessment. In line with the position for the current executive directors, no further reduction was made under the pre-vest test. The shares are due to vest between 2023 and 2027, subject to good leaver criteria continuing to be met. The value of the shares was £1,597,016, based on the average share price over October to December 2022. There are no other payments to past directors to disclose for 2022.

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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Implementation of remuneration policy in 2023

Pay arrangements

Both executive directors will receive annual bonus and RSP awards in March 2023 in respect of the 2022 performance year. You can find details of these awards on pages 152 and 157. A 3% increase to the base salary of each executive director has been agreed from 1 April 2023, which is less than half the expected average salary increase for the global workforce at 6.4%. Pay arrangements for the 2023 performance year are set out below.

	Salary (1 Jan 2023)	Salary (1 Apr 2023)	Standard benefits[1]	Pension	Fixed share allowance[2]	Maximum bonus award for 2023[3]	Maximum RSP award for 2023[4]
Alison Rose	£1,122,000	£1,155,660	£26,250	10% of salary	100% of salary	£1,147,245	£1,720,868
Katie Murray	£765,000	£787,950	£26,250	10% of salary	100% of salary	£782,213	£1,173,319

(1) Amounts shown relates to standard benefit funding. Executive directors are also entitled to benefits such as travel assistance and security arrangements in line with the Policy. We will disclose the value of benefits received each year. Executive directors are eligible to participate in all-employee share plan arrangements on the same basis as colleagues.
(2) Fixed share allowance is payable broadly in arrears, currently in four instalments per year. The shares will be released in equal amounts over a five-year period.
(3) The maximum bonus award under the Policy is set at 100% of base salary and is calculated on salary earned over the year. The award is expected to vest at 50% where on-target performance is achieved across the scorecard.
(4) The maximum RSP award under the Policy is set at 150% of base salary and is calculated on salary earned over the year. The award is normally expected to vest in full, subject to underpin criteria that will ensure there is no payment for failure. The maximum remuneration receivable by the CEO and CFO would increase by £860,434 and £586,659 respectively in the event there was a 50% increase in the NatWest Group plc share price over the RSP three-year period from grant to vest.

Annual bonus performance assessment for 2023

The annual bonus scorecard will be based on weighted performance measures and appropriately stretching targets across financial and non-financial areas that align with our purpose-led strategy. The main updates to the measures for 2023 are retiring our reduction in carbon emissions from own operations as this transitions to business as usual and supporting the initial Climate transition plan by targeting progress against sectoral targets.

For 2023, financial performance will represent 60% of the scorecard with target ranges set in line with the budget. Non-financial measures will be focused across climate, customer, purpose, culture and people, and enterprise and capability. These measures represent an aggregate of 35% of the scorecard and reflect our ESG priority areas as well as the importance of good customer outcomes. The remaining 5% will be assessed on Personal measures based on a discretionary assessment of the performance of each executive director over the year. A downward Risk modifier will also apply, enabling risk performance to be assessed and awards reduced, potentially to zero.

Threshold and maximum targets will be disclosed retrospectively at the end of the performance period in the 2023 Directors' remuneration report, alongside the actual level of performance achieved and associated narrative. No award will be made if threshold performance, as determined by the committee, is not achieved. The level of the award to be paid will vary between 10% for threshold performance and 100% for maximum performance. Target performance will pay out at 50% of maximum opportunity.

All assessments of performance are subject to the committee's judgment to determine the appropriate outcome. Discretion will only be used by the committee when the application of the formulaic performance outcome drives an unrepresentative outcome or when it is necessary to take into account strategic, economic or societal impacts that were not or could not have been accounted for at the point of agreeing the bonus scorecard.

Annual bonus performance measures and targets for 2023

Category	Performance measures		Target	Weighting %
			Financial	
Financial (60%)	Group RoTE.		Targets set and the extent of their achievement will be disclosed in the 2023 Annual Report as the committee considers them to be commercially sensitive at this point in time.	30%
	Group underlying income excluding notable items.		£14.8 billion	10%
	Group operating expenses, excluding litigation and conduct costs.		£7.6 billion	10%
	Progress to medium-term capital target.		CET1 target range of 13-14%	10%
			Non-Financial	
Strategic (35%)	Climate	Funding and financing committed to climate and sustainable finance.	Funding and financing target of £25.3 billion towards the £100 billion target.	10%
		Implementation of the initial Climate transition plan.	Four sectors on target with one of the two Assets Under Management and Retrofit milestones achieved.	

Category	Performance measures		Target	Weighting %
Strategic (35%)	Customer	Net promoter score (NPS) and Customer Touchpoint Rating (CTR) for our brands.	Consumers: Improve NatWest Retail Main Bank NPS to +23 or 3rd (from +22 and 3rd). Businesses: Improve NatWest Business Banking £0-750k NPS to -6 or 3rd (from -8 and 3rd) and maintain NatWest Commercial Mid-Market £750k+ NPS at +17 or 1st. Private Banking: Improve Premier NPS to +31 or 3rd (from +29 and 3rd). Achieve Coutts NPS (12MR) of +36 (from +38) or Coutts NPS (3MR) of +49 (from +28). RBSI: Maintain NPS of +35. NatWest Markets: maintain average CTR of 72%.	10%
	Purpose, culture and people	Progress against purpose targets.	Purpose target from Our View = 87	10%
		Progress against culture targets.	Culture target from Our View = 80	
		Number of females in senior roles.	Increase percentage in the top three layers to 42% on aggregate	
		Number of colleagues from ethnic minority backgrounds in senior roles.	Increase percentage in the top four layers in the UK to 12.5% on aggregate	
	Enterprise & capability	Support the sustainable growth ambitions of our customers. Prioritise support for harder to reach groups with higher barriers to entering and growing a business.	Support 35,000 businesses through enterprise programmes with 275,000 customer interactions. Support being distributed as follows: 75% to UK regions outside London & South East; 50% to females; 20% to individuals from ethnic minority backgrounds.	5%
		Encourage youth participation in enterprise.	50,000 young adults engaged in Enterprise and Entrepreneurship activity.	
		Number of financial capability interactions which require active engagement, give knowledge or skills or change behaviour.	Deliver 4 million financial capability interactions from key initiatives (MoneySense, Financial Health Checks, Spending Feature and Know My Credit Score).	
Personal (5%)	Discretionary assessment at year end for both executive directors.		CEO performance is based on recommendation from Chairman taking into account additional individual performance factors.	5%
			CFO performance is based on recommendation from CEO taking into account individual performance goals and the performance of the Finance function.	
Risk (0-100%)	Risk performance assessment based on Group, NatWest Holdings, Functional (CFO only) and individual risk performance.		Discretionary downwards modifier.	0 -100%

RSP performance assessment for 2023

RSP awards are granted entirely in shares creating simple and effective alignment with the returns that shareholders receive over the long term. This is supported by annual bonus arrangements, which ensure that executive directors are also incentivised to deliver on the key strategic priorities of NatWest Group, with robust weighted performance measures as set out on the previous page. After the pre-grant test and underpin, the RSP would be expected to pay out at 100% in the vast majority of cases to deliver the expected value under the Policy.

Pre-grant test

Executive directors will be granted an RSP award in 2024 provided the committee considers performance over 2023 has been satisfactory, based on an assessment against our performance management framework.

Pre-vest underpin

RSP awards will not be subject to further performance conditions. However, before vesting, the committee will review the outcomes of the business against the following underpin criteria.

A sustainable level of performance over the period will be considered with reference to:

1. the level of capital held relative to the maximum distributable amount;

2. total distributions paid relative to our distribution policy; and

3. any material deterioration in the risk or regulatory compliance profile or control environment of NatWest Group, or a serious conduct or reputational event.

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The committee will make an assessment at the end of the three-year performance period to determine whether sustainable performance has been achieved. The committee will refer to the above underpin criteria in determining whether this has been the case. Following the committee's assessment, RSP awards may vest in full, in part or lapse in their entirety. The committee will also retain the right to consider other factors and apply discretion before making a decision on the final vesting outcome. This will mitigate any potential unintended outcomes that might arise and ensure that there is a fair outcome. The committee will explain its reasons for applying discretion in either direction, or for not doing so.

Chairman and non-executive directors' shareholding policy and annual fees for 2023

The Chairman and non-executive directors typically hold shares in NatWest Group, recognising this is a practice that shareholders generally encourage. The shares have been acquired on a voluntary basis to date with no guidance on the level of expected shareholding. Having reflected on our current arrangements, and after considering the position at other major UK banks, the Board has decided to introduce a formal shareholding policy for these individuals from 1 January 2023. The policy does not apply to directors who are due to step down from the Board within 12 months of 1 January 2023.

Under the shareholding policy, NatWest Group will retain a portion of the net monthly basic fees (10% for the Chairman and 25% for non-executive directors) which will be used to purchase shares every quarter. The Chairman will be required to build towards a shareholding equivalent to four times the basic annual Board fee (currently £328,000) and for non-executive directors the target is one times the basic annual Board fee (currently £82,000). Once the target is achieved, monthly deductions and quarterly purchases will continue at a reduced percentage of net monthly fees (5% for the Chairman and 10% for non-executive directors). The shares purchased under the shareholding policy will be held in a nominee account with dividends reinvested and shares retained until the director steps down from the Board.

We believe this is a progressive and proportionate approach to shareholder alignment that will provide consistency and ultimately higher levels of shareholdings for this cohort. It will also ensure there is a continuous element of shareholder alignment as the Chairman and non-executive directors will continue to acquire shares over their entire tenure. The annual fees for 2023 are set out below, with the fees delivered in a combination of cash and shares in line with the shareholding policy above.

Fees for NatWest Group plc Board[1]	Rates from 1 January 2023
Chairman (composite fee)	£750,000
Non-executive director basic fee	£82,000
Senior Independent Director	£34,000

Fees for NatWest Group plc Board Committees[1]	Member	Chairman
Group Board Risk Committee	£34,000	£73,000
Group Audit Committee	£34,000	£73,000
Group Performance and Remuneration Committee	£34,000	£73,000
Group Sustainable Banking Committee	£30,000	£60,000
Technology and Innovation Committee	£30,000	£60,000
Group Nominations and Governance Committee	£15,000	–

Other fees for NatWest Group plc Board directors	
Chairman of NatWest Markets Plc (composite fee to cover all boards and committees)	£270,000
Chairman of the Colleague Advisory Panel	£15,000

(1) No additional fees are payable where the director is also a member of the boards and respective board committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc. Where appropriate, directors receive additional fees for membership of other subsidiary company boards and committees including NatWest Markets Plc. We will disclose the value of fees received in this report each year.

Other external directorships

The Board must approve any additional appointments undertaken by directors outside NatWest Group. Steps are in place to make sure that directors comply with regulatory limits on the number of directorships held. The Board also considers whether it is appropriate for executive directors to retain any remuneration from any new external roles, depending on the appointment. You can find details of current external appointments in the biographies section of the Corporate governance report.

Annual change in directors' pay compared to average change in employee pay

Remuneration for employees is based on salary, benefits and annual bonus. The CEO and CFO receive fixed share allowances and, from the 2022 performance year onwards, annual bonus awards. As no bonus awards were made to the executive directors for the 2021 performance year, there is no prior year comparison in the table below. The Chairman and non-executive directors receive fees rather than salary and do not receive any variable pay. We regularly review membership of Board Committees and changes in membership will impact the level of fees paid to non-executive directors from one year to the next. The benefits figures for non-executive directors can also change significantly year on year depending on the amount of travel undertaken in connection with Board meetings. The data for non-executive directors below reflects the value of benefits mainly falling in 2020 and 2021, due to less travel during the COVID-19 restrictions, before returning to more typical levels in 2022.

| | 2021 to 2022 | | | 2020 to 2021 | | | 2019 to 2020 | | |
Annual percentage change	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus	Salary	Benefits[1]	Annual Bonus
UK employees[2]	**5.20%**	**6.34%**	**42.48%**	2.02%	4.68%	35.24%	2.86%	1.70%	-32.4%
Executive directors									
Alison Rose[3]	**1.5%**	**0%**	**–**	0%	0%	n/a	–	–	n/a
Katie Murray	**1.5%**	**0%**	**–**	0%	0%	n/a	0%	0%	n/a

| | | | | | | Annual | | | Annual |
Chairman and non-executive directors	Fees	Benefits	Annual Bonus	Fees	Benefits	Bonus	Fees	Benefits	Bonus
Howard Davies	**0%**	**8%**	**n/a**	0%	8%	n/a	0%	9%	n/a
Frank Dangeard	**2%**	**200%**	**n/a**	1%	0%	n/a	0%	-75%	n/a
Roisin Donnelly[4]	**–**	**–**	**n/a**	–	–	n/a	–	–	n/a
Patrick Flynn	**2%**	**400%**	**n/a**	0%	-67%	n/a	2%	-70%	n/a
Morten Friis	**3%**	**100%**	**n/a**	17%	214%	n/a	14%	-80%	n/a
Robert Gillespie[4]	**-7%**	**750%**	**n/a**	3%	-33%	n/a	-3%	-84%	n/a
Yasmin Jetha[4]	**1%**	**300%**	**n/a**	33%	100%	n/a	–	–	n/a
Mike Rogers	**4%**	**–**	**n/a**	1%	-100%	n/a	0%	-83%	n/a
Mark Seligman	**4%**	**400%**	**n/a**	1%	0%	n/a	-4%	-88%	n/a
Lena Wilson	**5%**	**240%**	**n/a**	8%	25%	n/a	16%	-64%	n/a

(1) Standard benefit funding for executive directors has remained unchanged. The figures above exclude any other benefits to executive directors such as travel assistance in connection with company business, the value of which is disclosed each year in the total remuneration table.

(2) NatWest Group plc is a holding company and is not an employing entity. Therefore the disclosure above is made on a voluntary basis to compare any change in directors' pay with all employees based in the UK. The data above is based on the average full time equivalent salary and benefit costs of UK based employees of NatWest Group, excluding the CEO and the CFO. This is considered to be the most representative comparator group, as it covers the majority of employees and the CEO and CFO are based in the UK. The average percentage change relates to salaries and benefits awarded in the respective financial years for UK employees and therefore may differ from figures quoted elsewhere in the report, for example, the proposed salary increases announced in December 2022 to be awarded from April 2023.

(3) Alison Rose, CEO, was appointed on 1 November 2019 and therefore the annual change comparison to 2020 is not applicable.

(4) Roisin Donnelly joined the Board on 1 October 2022 and Yasmin Jetha re-joined the Board on 1 April 2020, so there are no prior year comparisons. Robert Gillespie stepped down from the Board with effect from 15 December 2022.

CEO to employee pay ratios

The ratios on the next page compare the total pay of the CEO, as set out in the single figure of remuneration table in this report, against the pay of three employees whose earnings represent the lower, median and upper quartiles of the UK employee population. A significant proportion of the CEO's total remuneration is delivered through long-term incentive arrangements, linked to performance and share price movements, which means this part of the ratio can fluctuate significantly from one year to the next. None of the three employees identified this year received equivalent long-term incentive arrangements. Information based on salary only is included as a further comparison.

The pay ratios reflect the diverse range of roles and pay levels across NatWest Group as a large financial services company. For the total remuneration comparison, the median employee for 2022 works in Services and the median pay ratio is consistent with the pay and reward policies for UK employees as a whole. We are determined to pay each individual a fair rate for the role performed, using consistent reward policies and offering opportunities for progression. We set out further information on our fair pay approach earlier in this report and in our supporting ESG Disclosures Report at natwestgroup.com. The change in the median pay ratio since 2018 is largely driven by the more volatile nature of performance-related pay for the CEO. In April 2020, the CEO decided to forgo 25% of her fixed pay for the rest of the year which contributed to the ratio falling in 2020 before rising in 2021.

The median pay ratio has increased further in 2022 primarily due to the CEO receiving an annual bonus award for the first time under the new Policy and a higher vesting value for the LTI award compared to last year, as a result of strong share price performance. The single figure of remuneration for the CEO, on which the pay ratio is based, includes a combination of our new and old Policies this year and this may impact the ratio in future years as any outstanding LTI awards complete their three-year performance cycle. The total remuneration for employees at the lower, median and upper quartiles have all increased year-on-year. On a comparison of salary only, the trend continues to be stable.

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CEO to employee pay ratios

			Pay ratios				Remuneration values (£000)				
Year	Methodology		P25 (LQ)	P50 (Median)	P75 (UQ)	Calculation	CEO	Y25 (LQ)	Y50 (Median)	Y75 (UQ)
2018	A	Total remuneration	143:1	97:1	56:1	Total remuneration	3,578	25	37	64
		Salary only	44:1	30:1	19:1	Salary only	1,000	23	33	51
2019	A	Total remuneration	175:1	118:1	69:1	Total remuneration	4,517	26	38	66
		Salary only	44:1	30:1	19:1	Salary only	1,017	23	34	52
2020	A	Total remuneration	99:1	66:1	39:1	Total remuneration	2,615	26	40	66
		Salary only	46:1	31:1	20:1	Salary only	1,100	24	36	54
2021	A	Total remuneration	130:1	87:1	51:1	Total remuneration	3,588	28	41	70
		Salary only	44:1	29:1	20:1	Salary only	1,100	25	37	55
2022	**A**	**Total remuneration**	**177:1**	**119:1**	**71:1**	**Total remuneration**	**5,249**	**30**	**44**	**74**
		Salary only	**42:1**	**28:1**	**19:1**	**Salary only**	**1,117**	**27**	**40**	**58**

Supplementary information on the pay ratio table:

(1) The data for 2022 is based on remuneration earned by Alison Rose, as set out in the single figure of remuneration table in this report.

(2) The employees at the 25th, 50th and 75th percentiles (lower, median and upper quartiles) were determined as at 31 December of the relevant year, based on full-time equivalent remuneration for all UK employees. This includes fixed pay (salary, pension funding and where relevant benefit funding and other allowances) and also any variable pay (based on the amount to be paid). For employees who work part-time, fixed pay is grossed up to the full-time equivalent.

(3) 'Option A' methodology was selected as this is considered the most statistically accurate method. UK employees receive a pension funding allowance set as a percentage of salary. Some employees, but not the CEO, continue to participate in the defined benefit pension scheme. Under this, it would be possible to recognise a higher value, which would in turn reduce the ratios. However, for simplicity and consistency with regulatory disclosures, we have included the pension funding allowance value in the calculation for all employees.

(4) The data for the three employees identified has been considered and fairly reflects pay at the relevant quartiles among the UK employee population. Each of the three individuals was a full-time employee during the year and none received an exceptional award that would otherwise inflate their pay figure.

Summary of remuneration levels for employees in 2022



- 50,894 employees earned total remuneration up to £50,000
- 13,107 employees earned total remuneration between £50,000 and £100,000
- 5,667 employees earned total remuneration between £100,000 and £250,000
- 889 employees earned total remuneration over £250,000

The disclosure of remuneration levels for employees includes anyone employed by NatWest Group during the year.

Remuneration of Material Risk Takers (MRTs) in 2022

Each year, we disclose the remuneration paid to individuals whose activities have a material influence over NatWest Group's performance or risk profile, known as MRTs. The disclosures are made in line with regulatory requirements and full details can be found in our Pillar 3 reports on natwestgroup.com. The tables below summarise the total pay for staff identified as MRTs for one or more entities across NatWest Group along with the number of individuals earning more than €1 million for the year. Note that the number of MRTs excludes colleagues who left NatWest Group prior to 31 December 2022 in line with regulatory requirements.

Number of MRTs	704	Number of >€1m earners	
Remuneration (£millions)		€1.0 million to below €1.5 million	53
Total fixed pay	£196.33	€1.5 million to below €2.0 million	17
Total variable pay	£106.16	€2.0 million to below €2.5 million	6
Total remuneration	**£302.49**	€2.5 million to below €3.0 million	3
		€3.0 million to below €3.5 million	1
		€3.5 million to below €4.0 million	–
		€4.0 million to below €4.5 million	1
		Total	**81**

Directors' interests in NatWest Group plc shares (audited)

Under the shareholding requirements, the CEO and CFO need to build up and maintain shares to the value of 500% of salary and 300% of salary respectively. The requirements apply both during employment and for two years after leaving, in line with best practice. Procedures are in place to enforce the shareholding requirements, and you can find further details on page 149. As set out earlier in this report, the Chairman and non-executive directors will be subject to a separate shareholding policy from 2023.

Share interests held by directors

	Alison Rose	Katie Murray	Howard Davies	Frank Dangeard	Roisin Donnelly[1]	Patrick Flynn	Morten Friis[3]	Robert Gillespie	Yasmin Jetha	Mike Rogers	Mark Seligman[4]	Lena Wilson
Shares held[2]	2,117,170	1,044,209	102,142	4,642	–	18,571	18,570	23,214	27,857	18,571	27,857	27,857
Shareholding requirement	500% of salary	300% of salary	–	–		–	–	–	–	–	–	–
Position against requirement	603% of salary	398% of salary	–	–		–	–	–	–	–	–	–

(1) Roisin Donnelly was appointed to the Board from 1 October 2022.

(2) Shares owned beneficially as at 31 December 2022 or at the date of stepping down from the Board if earlier. Includes shares held by persons closely associated with the directors. As at 16 February 2023, there were no changes to the shares held as shown above. Share awards, as shown below, are also included for the purposes of the shareholding requirement once any performance assessment has been completed. All share awards are included net-of-taxes due to be paid on vesting. The position against the requirement was calculated as at 31 December 2022, at which point both executive directors exceeded the requirement based on the closing price of £2.652 on 30 December 2022.

(3) The share interest held is over 9,285 American Depositary Receipts representing 18,570 ordinary shares.

(4) 9,285 shares are held in the name of M Seligman & Co Limited, of which Mr Seligman and Louise Seligman are shareholders.

(5) The share interest figures above have been adjusted to reflect the 13 for 14 share consolidation on 30 August 2022.

Share awards under share plans

	Year	Awards held 1 Jan 2022	Awards granted	Award price £	Awards vested	Awards lapsed	Awards forfeited	Awards held 31 Dec 2022	Expected vesting dates
Alison Rose									
LTI award	2017	167,758		2.41	55,920			111,838[1]	07.03.23 – 07.03.24
LTI award	2018	368,560		2.66	92,140			276,420[1]	07.03.23 – 07.03.25
LTI award	2019	568,829		2.64	107,319	32,234		429,276[1]	07.03.23 – 07.03.26
LTI award	2020	881,679		1.70				881,679[2]	07.03.23 – 07.03.27
LTI award	2022		877,781	1.82				877,781[2]	07.03.25 – 07.03.29
		1,986,826	877,781		255,379	32,234		2,576,994	
Total LTI awards subject to service								817,534[1]	
Total LTI awards subject to performance and service								1,759,460[2]	
Katie Murray									
Deferred award[4]	2017	17,084		2.41	17,084			–	
LTI award	2017	31,191		2.41	31,191			–	
Deferred award	2018	53,591		2.66	26,796			26,795[1]	07.03.23 – 07.03.23
Deferred award	2019	208,945		2.64	41,790			167,155[1]	07.03.23 – 07.03.26
LTI award	2020	646,565		1.70				646,565[2]	07.03.23 – 07.03.27
Sharesave	2020	3,200		1.12				3,200[3]	18.12.23
LTI award	2021	407,262		1.67				407,262[2]	07.03.24 – 07.03.28
LTI award	2022		580,885	1.82				580,885[2]	07.03.25 – 07.03.29
		1,367,838	580,885		116,861			1,831,862	
Total LTI and deferred awards subject to service								193,950[1]	
Total LTI awards subject to performance and service								1,634,712[2]	
Total Sharesave options								3,200[3]	

(1) Performance assessment has taken place and awards remain subject to deferral and employment conditions before vesting. These awards count on a net-of-tax basis towards meeting the shareholding requirement.

(2) Awards are subject to the LTI pre-vest performance assessment along with deferral and employment conditions before vesting. See earlier in this report for the pre-vest assessment of the 2020 LTI award. The first vesting of this award is due to take place in March 2023, which will be reflected in next year's table together with any shares lapsed for performance.

(3) Sharesave options enable colleagues to save from their salary with an option to buy shares at the end of the savings period. The award price is the price at which shares can be bought. Sharesave options are normally exercisable for a period of six months from the maturity date at an option price that is discounted by up to 20% of the market value around the time of the award.

(4) Deferred awards relate to annual bonus awards granted to Ms Murray for performance prior to becoming an executive director, with payments deferred in line with regulatory requirements.

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Shareholder dilution and share sourcing

NatWest Group can use new issue, market-purchase or treasury shares to deliver shares that are required for employee share plans. Best practice dilution limits are monitored and govern the number of shares that may be issued to satisfy share plan awards.

Total Shareholder Return (TSR) performance

The graph compares the TSR performance of NatWest Group with companies comprising the FTSE 100 Index over the last 10 years. We have selected this index because it represents a cross-section of leading UK companies. We have added the TSR for FTSE UK banks for the same period as a further comparison.



— NatWest Group   — FTSE100   — FTSE UK Banks

CEO pay over the same period

		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Total remuneration (£000s)[1]	AR							1,401	2,615	3,588	**5,249**
	RM	393	1,878	3,492	3,702	3,487	3,578	4,066			
	SH	1,235									
Annual bonus against maximum opportunity	AR										**68%**
	SH	0%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	
LTI vesting rates against maximum opportunity	AR							60%	82%	83%	**78%**
	RM		73%	62%	56%	89%	41%	78%			
	SH	0%									

(1) CEOs are Alison Rose (AR), Ross McEwan (RM) and Stephen Hester (SH) with figures based on the single figure of remuneration for the relevant year.

Relative importance of spend on pay £m (% change on 2021)



■ Remuneration paid to all employees[1]

■ Distributions to holders of ordinary shares[2]

■ Distributions to holders of preference shares and paid-in equity

(1) Remuneration paid to all employees represents total staff expenses as per Note 3 to the consolidated financial statements, exclusive of social security and other staff costs.

(2) Reflects distributions to shareholders through dividend payments during the financial year. The Board has confirmed its intention to pay a dividend of 10.0p per ordinary share in respect of financial year 2022, which will be paid in 2023 subject to approval by shareholders at the forthcoming Annual General Meeting.

Statement of shareholder voting

At the AGM held on 28 April 2022, the resolutions to approve the Policy and the Annual remuneration report received strong levels of support.

Directors' Remuneration Policy			Annual remuneration report		
Vote	Number of shares	Percentage	Vote	Number of shares	Percentage
For	33,883,943,928	92.75%	For	36,237,314,672	98.87%
Against	2,649,384,392	7.25%	Against	414,528,384	1.13%
Withheld	126,953,196	–	Withheld	8,356,700	–

The Group Performance and Remuneration Committee
Principal areas of focus

Wider workforce

- Approving and overseeing the NatWest Group-wide Remuneration Policy.
- Considering how pay has been allocated across the workforce, including analysis by colleague level, geography and diversity.
- Reviewing fixed pay proposals.
- Approving Sharesave offers to colleagues.
- Reviewing performance over the year and approving bonus pools for the business areas.
- Reviewing gender and ethnicity pay gap reporting.

Executive remuneration

- Reviewing performance assessments and remuneration arrangements for the committee's 'in scope' population.
- Setting performance objectives for senior executives for the year ahead.
- Approving the outcomes of variable pay awards.
- Approving remuneration for senior hires and arrangements for any leavers.
- Engaging with stakeholders on our remuneration proposals.
- Reviewing and approving the Directors' Remuneration Report.
- Receiving benchmarking data on executive pay and peer practice.

Governance and regulatory

- Approving agenda planners and ensuring the committee is meeting all its obligations under its terms of reference (ToR).
- Considering matters escalated by other Board Committees and subsidiary Performance and Remuneration Committees.
- Overseeing the MRT identification process.
- Approving submissions through the year to the UK regulators.
- Receiving quarterly updates on accountability reviews and approving accountability decisions for the population within its governance.
- Carrying out the annual evaluation of its performance.

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The Group Performance and Remuneration Committee continued

Membership	All members of the committee are independent non-executive directors. In order to be considered for the role of committee Chair, an individual must first have served on a remuneration committee for at least 12 months. During 2022, Robert Gillespie was the committee Chair until 24 September 2022 when he stepped down and Lena Wilson became Chair, having been a member of the committee since April 2020. Frank Dangeard, Mike Rogers and Mark Seligman were members throughout 2022. The committee held six scheduled meetings in 2022 and a further three ad hoc meetings. You can find further details on members and attendance in the Corporate governance report on page 91.
Role of the Committee	The committee is responsible for: • approving the remuneration policy for all colleagues and reviewing the effectiveness of its implementation; • reviewing performance and making recommendations to the Board on arrangements for executive directors; • approving remuneration for a defined 'in-scope' population comprising members and attendees of the Senior Executive Committees and direct reports of the CEO, control function heads and the Company Secretary. The committee also approves arrangements where individuals earn total compensation above £1 million; and • setting the remuneration framework and principles for colleagues identified as Material Risk Takers (MRTs). The ToR of the committee is reviewed annually and available on natwestgroup.com
Operation of the policy	The remuneration policy operated broadly as intended during the year, with pay awarded to executive directors for 2022 broadly in line with that expected for the year. Strong performance across the annual bonus scorecard resulted in above target outcomes. The committee spent a considerable amount of time discussing the support to be provided to the wider workforce in response to the cost-of-living crisis, with a range of enhancements to colleagues' remuneration being announced.
Managing conflicts	To mitigate potential conflicts of interest, directors are not involved in decisions regarding their own remuneration. It is the committee, rather than management, that appoints remuneration advisers. Attendees also play an important role in advising the committee but are not present when their own remuneration is discussed. The Group Chief People & Transformation Officer may be present when discussions take place on senior executive pay, as there is considerable benefit from her participation. However, she is never present for discussions on her remuneration.
Committee advisers	PricewaterhouseCoopers LLP (PwC) was first appointed as remuneration adviser by the committee in 2010 and reappointed in 2022, following an annual review of the quality of advice and the level of fees. PwC is a signatory to the voluntary code of conduct in relation to remuneration consulting in the UK. The committee also took account of the views of the Chairman, the CEO, the CFO, the Group Chief People & Transformation Officer, the Director of Reward & Employment, the Group Chief Risk Officer and the Group Chief Audit Executive. The committee also received input from the BRC, the GAC, the SBC and the Performance and Remuneration Committees for the principal legal entities across NatWest Group. The professional services PwC provides in the ordinary course of business include assurance, advisory, tax and legal advice to NatWest Group subsidiaries. The committee is satisfied that the advice received is independent and objective. We also receive an annual statement setting out the protocols PwC has followed to maintain independence. There are no connections between PwC and individual directors to be disclosed. Fees paid to PwC for advising the committee are based on a fixed fee structure with any exceptional items charged on a time/cost basis. Fees for 2022 in relation to directors' remuneration amounted to £186,945 in total excluding VAT (2021 – £211,041 excluding VAT).
Performance evaluation	The 2022 evaluation was conducted internally by the Chief Governance Officer and Company Secretary. The committee acknowledged the former Chairman's stewardship through a period of significant change from a remuneration perspective, including the introduction of two new executive director remuneration policies. The committee also recognised the positive impact of recent improvements made by the new Chair to simplify the remuneration governance framework. Such improvements were designed to reflect feedback from the committee and other board committees during 2021. Reflecting on the success of the remuneration governance review, the committee requested management to explore opportunities to optimise remuneration policies and processes during 2023. The committee discussed the focus on wider workforce pay during 2022. In recent years, pay proposals relating to the population below executive level had increasingly become a feature of the committee's oversight responsibility, as required by the UK Corporate Governance Code. Given the impact of the cost-of-living crisis, the focus on wider workforce pay had understandably become even more pronounced during 2022. The committee agreed that it was important that it continued to have significant oversight of wider workforce pay in future.

Lena Wilson, CBE
Chair of the Group Performance and Remuneration Committee
16 February 2023

Compliance report

Statement of compliance

NatWest Group plc is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2022, NatWest Group plc has applied the Principles and complied with all of the Provisions of the UK Corporate Governance Code issued by the Financial Reporting Council dated July 2018 (the 'Code') except in relation to:

- Provision 17, in respect of the requirement that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the Board and senior management positions and oversee the development of a diverse pipeline for succession; and
- Provision 33 that the Group Performance and Remuneration Committee (Group RemCo) should have delegated responsibility for setting remuneration for the Chairman and executive directors.

In respect of Provision 17, whilst the Board is supported on board succession by the Group Nominations and Governance Committee, the Board considers this is a matter of significant importance which should rightly be reserved for the full Board. Adopting this approach ensures that all directors have an opportunity to contribute to succession planning discussions for Board and senior management, in support of achieving an appropriate balance of skills, experience, knowledge and diversity at senior levels within NatWest Group and on the Board. It also means that all directors have an opportunity to review, consider and become familiar with the next generation of executive leaders.

In respect of Provision 33, the Board also considers that this is a matter which should rightly be reserved for the Board and this is an approach the Board has adopted for a number of years. Remuneration for the executive directors is first considered by the Group RemCo which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group RemCo, to participate in decisions on the executive directors' and the Chairman's remuneration and also allows the executive directors to input to the decision on the Chairman's remuneration. The Board believes this approach is very much in line with the spirit of the Code and no directors are involved in decisions regarding their own remuneration. A copy of the Code can be found at frc.org.uk.

The Board does not anticipate any changes to its approach on these aspects of the Code.

Further information on how NatWest Group plc has applied the Principles, and complied with the Provisions, of the Code can be found in the Corporate governance section of this report, which includes cross-references to relevant sections of the Strategic report and other related disclosures.

NatWest Group plc has complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012 and April 2016.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures and controls apply to companies with securities registered in the US. NatWest Group plc complies with all applicable sections of the US Sarbanes-Oxley Act of 2002, subject to a number of exceptions available to foreign private issuers.

Internal control

The Board of Directors is responsible for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations.

The system of internal controls is designed to manage, or mitigate, risk to an acceptable residual level rather than eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud or loss.

Ongoing processes for the identification, evaluation and management of the principal risks faced by NatWest Group operated throughout the period from 1 January 2022 to 16 February 2023, the date the directors approved the Annual Report and Accounts. These included the semi-annual Control Environment Certification process, which requires senior members of the executive and management to assess the adequacy and effectiveness of their internal control frameworks and certify that their business or function is compliant with the requirements of Sarbanes-Oxley Section 404 and the UK Corporate Governance Code. The policies that govern these processes – and reports on internal controls arising from them – are reviewed by the Board and meet the requirements of the Financial Reporting Council's Guidance on Risk Management Internal Control and Related Financial and Business Reporting.

NatWest Group operates a three lines of defence model, which provides an effective apportionment of responsibilities and accountabilities across the organisation. As part of its second line of defence role, the Risk oversight function exercises oversight and challenge of the risk management activities undertaken by the first line of defence, which is responsible for designing, implementing and maintaining effective processes, procedures and controls to mitigate risks within risk appetite. The Internal Audit function, which is the third line of defence, undertakes independent and objective assurance activities and provides reports to the Board and executive management on the quality and effectiveness of governance, risk management and internal controls to monitor, manage and mitigate risks in achieving NatWest Group's objectives.

The effectiveness of NatWest Group's internal controls is reviewed regularly by the Board, the Group Audit Committee and the Group Board Risk Committee. In addition, the Board receives a risk management report at each scheduled Board meeting. Executive management committees in each of NatWest Group's businesses also receive regular reports on significant risks facing their business and how these are being controlled. Details of the bank's approach to risk management are given in the Risk & Capital Management section of the Annual Report and Accounts.

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FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Throughout 2022 work continued to deliver enhancements to the control environment relating to financial crime risk. NatWest Group takes its responsibility to prevent and detect financial crime extremely seriously and continues to make multi- year investments to strengthen and improve its overall financial crime framework with prevention systems and capabilities. NatWest Group also recognises the requirement to continue to invest in payments systems and remediate end of life systems in line with agreed prioritisation. A payment review was initiated in late 2022 to assess control enhancements in response to manual payment risk.

NatWest Group continued to make enhancements to other aspects of the wider control environment in 2022. This has included the implementation of end-to-end risk and control self-assessments with a strategic effort to focus on control automation. This is part of the broader enterprise-wide risk management framework activity, which will continue throughout 2023. NatWest Group continued to focus on the embedding of a strong risk culture to support a robust control environment.

The remediation of known control issues continued to be an important focus for both the Group Audit Committee and the Board Risk Committee during 2022. For further information on their oversight of remediation of the most significant issues, please refer to the Report of the Group Audit Committee and the Report of the Group Board Risk Committee. The Group Audit Committee has received confirmation that management has taken, or is taking, action to remedy significant failings or weaknesses identified through NatWest Group's control framework. The Group Audit Committee and the Group Board Risk Committee will continue to focus on such remediation activity, particularly in view of the transformation agenda.

While not being part of the bank's system of internal control, the Group's independent auditors present to the Group Audit Committee reports that include details of any significant internal control deficiencies they have identified. Further, the system of internal controls is also subject to regulatory oversight in the UK and overseas. Additional details of regulatory oversight are given in the Risk & Capital Management section.

The control environment remained largely stable in 2022. There was continuing management focus on the delivery of regulatory programmes – including the internal transformation programme established in response to updated IRB regulation from the Prudential Regulation Authority (PRA) and the European Banking Authority (EBA) – as well as a review of the controls and processes relating to certain regulatory reporting. There was also significant focus on work to enhance controls relating to financial crime risks – including ongoing work to strengthen customer due diligence standards. The focus of the of NatWest Group in establishing and maintaining a robust risk culture made a valuable contribution to the overall control environment.

Internal control over financial reporting

NatWest Group plc is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2022.

NatWest Group has assessed the effectiveness of its internal control over financial reporting as of 31 December 2022 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of 'Internal Control – Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2022, NatWest Group's internal control over financial reporting is effective.

Management's report on NatWest Group's internal control over financial reporting will be filed with the Securities and Exchange Commission as part of the 2022 Annual Report on Form 20-F.

Disclosure controls and procedures

As required by Exchange Act rules, management (including the Group CEO and Group CFO) have conducted an evaluation of the effectiveness and design of NatWest Group's disclosure controls and procedures (as defined in the Exchange Act rules) as at 31 December 2022. Based on this evaluation, management (including the Group CEO and Group CFO) concluded that NatWest Group plc's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report and Accounts.

Changes in internal control

There was no change in NatWest Group's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, NatWest Group's internal control over financial reporting.

The New York Stock Exchange

As a foreign private issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the NYSE), NatWest Group plc is not required to comply with all of the NYSE corporate governance standards applicable to US domestic companies (the NYSE Standards) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards. NatWest Group plc is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the mandatory applicable NYSE Standards. In March 2022 NatWest Group plc submitted its most recent Annual Written Affirmation to the NYSE which confirmed NatWest Group plc's full compliance with the applicable provisions.

The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. More detailed information about the Group Audit Committee and its work during 2022 is set out in the Group Audit Committee report on pages 108 to 116.

The Board has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures:

i. NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. NatWest Group plc follows the Code's requirements in determining the independence of its directors and currently has eight independent non-executive directors, one of whom is the Senior Independent Director.

ii. The NYSE Standards require non-management directors to hold regular sessions without management present, and that independent directors meet at least once a year. The Code requires the Chairman to hold meetings with non-executive directors without the executives present and non-executive directors are to meet without the Chairman present at least once a year to appraise the Chairman's performance and NatWest Group plc complies with the requirements of the Code.

iii. The NYSE Standards require that the nominating/corporate governance committee of a listed company be composed entirely of independent directors. The Chairman of the Board is also the Chairman of the Group Nominations and Governance Committee, which is permitted under the Code (which requires that a majority of members of the committee should be independent non-executive directors). The terms of reference of the Group Nominations and Governance Committee differ in certain limited respects from the requirements set out in the NYSE Standards, including because the Group Nominations and Governance Committee does not have responsibility for overseeing the evaluation of management.

iv. The NYSE standards require that the compensation committee of a listed company be composed entirely of independent directors. Although the members of the Group Performance and Remuneration Committee are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group RemCo and Group RemCo has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards. The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the CEO's remuneration. As stated at the start of this Compliance report, in the case of NatWest Group plc, the Board rather than the Group RemCo reserves the authority to make the final determination of the remuneration of the CEO.

v. The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2022, NatWest Group plc has complied with all of the provisions of the Code (subject to the exceptions described above) and the Code does not require NatWest Group plc to disclose the full range of corporate governance guidelines with which it complies.

vi. The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. NatWest Group has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing with matters including, among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on NatWest Group's website at natwestgroup.com.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2022.

Other information incorporated into this report by reference can be found at:

| **Strategic report** | |

Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) ('2008 Regs') are located on the following pages:

Employee engagement (Paras 11 and 11A, Schedule 7, 2008 Regs):

- Pages 36 to 41 (stakeholder engagement and section 172(1) statement)
- Page 46 (Colleagues)
- Pages 99 to 100 (Corporate governance report, workforce engagement)

Engagement with suppliers, customers and others (Para 11B, Schedule 7, 2008 Regs):

- Pages 36 to 41 (stakeholder engagement and section 172(1) statement)
- Page 98 (Corporate governance report, stakeholder engagement)

Group structure

During 2018, in preparation for ring-fencing a number of changes were made to the NatWest Group structure. Following these changes the company owns three main subsidiaries, NatWest Holdings Limited (the parent of the ring-fenced group which includes National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Ireland DAC), NatWest Markets Plc (the investment bank and the parent of NatWest Markets N.V.) and The Royal Bank of Scotland International (Holdings) Limited (the parent of The Royal Bank of Scotland International Limited).

Further details of the principal subsidiary undertakings are shown in Note 9 of the parent company financial statements and a full list of subsidiary undertakings and overseas branches is shown in Note 12 of the parent company financial statements.

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the company's ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the company. HMT sold a further 925 million of its holding of the company's ordinary shares in June 2018.

In March 2021, the company carried out an off-market purchase of 591 million of its ordinary shares from HMT.

In May 2021, HMT sold 580 million ordinary shares through an accelerated book building process to institutional investors.

In July 2021, HMT announced its intention to sell part of its shareholding over a 12 month period from August 2021 via a trading plan, for up to 15% of the aggregate total trading volume. In June 2022 the trading plan was extended for a further 12 month term to August 2023.

In March 2022, the company carried out an off-market purchase of 550 million of its ordinary shares from HMT.

At 31 December 2022, HMT's holding in the total voting rights of the company was 45.97%. The percentage was correct as at the date of notification on 21 December 2022.

Activities

NatWest Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of NatWest Group, including the products and services provided by each of its operating segments and the markets in which they operate are contained in the Business review. Details of the strategy for delivering the company's objectives can be found in the Strategic report.

Results and dividends

UK company law provides that dividends can only be paid if a company has sufficient distributable profits available to cover the dividend. A company's distributable profits are its accumulated, realised profits not previously distributed or capitalised, less its accumulated, realised losses not previously written off in a reduction or re-organisation of capital. At 31 December 2022, NatWest Group plc's distributable profits were £33,134 million.

The profit attributable to the ordinary shareholders of NatWest Group plc for the year ended 31 December 2022 amounted to £3,340 million compared with a profit of £2,950 million for the year ended 31 December 2021, as set out in the consolidated income statement on page 299.

In 2022 NatWest Group paid an interim dividend of £364 million, or 3.5p per ordinary share (2021 – £347 million, or 3p per ordinary share).

In addition, the company also paid a special dividend of £1,750 million, or 16.8p per ordinary share.

The company has announced that the directors have recommended a final dividend of £1.0 billion, or 10.0p per ordinary share (2021 – £844 million or 7.5p per ordinary share). The final dividend recommended by directors is subject to shareholders' approval at the Annual General Meeting on 25 April 2023.

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FINANCIAL REVIEW
GOVERNANCE
RISK AND CAPITAL MANAGEMENT
FINANCIAL STATEMENTS
ADDITIONAL INFORMATION

If approved, payment will be made on 2 May 2023 to shareholders on the register at the close of business on 17 March 2023. The ex-dividend date will be 16 March 2023.

Subject to the above mentioned condition, the payment of interim dividends on ordinary shares is at the discretion of the Board.

Colleagues

As at 31 December 2022, NatWest Group employed 61,000 people (excluding temporary staff). Details of all related costs are included in Note 3 to the consolidated accounts.

Employment for disabled persons

NatWest Group makes workplace adjustments to support colleagues with disabilities to succeed. If a colleague becomes disabled NatWest Group will, wherever possible, make adjustments to support them in their existing role or re-deploy them to a more suitable alternative role.

The NatWest Group Careers site gives comprehensive insights into NatWest Group jobs, culture, locations and application processes. It also hosts a variety of blog content to portray stories of what it is like to work at NatWest Group. The company also makes sure that candidates can easily request any adjustments or help to complete their application or assessment.

Going concern

NatWest Group's business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect NatWest Group's future results are set out on pages 403 to 424. NatWest Group's regulatory capital resources and significant developments in 2022 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 244 to 263. This section also describes NatWest Group's funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves.

The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved.

UK Code for Financial Reporting Disclosure

NatWest Group plc's 2022 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by UK Finance. The Code sets out five disclosure principles together with supporting guidance. The principles are that NatWest Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Enhanced Disclosure Task Force (EDTF) and Disclosures on Expected Credit Losses (DECL) Taskforce recommendations

The EDTF, established by the Financial Stability Board, published its report 'Enhancing the Risk Disclosures of Banks' in October 2012, with an update in November 2015 covering IFRS 9 expected credit losses (ECL). The DECL Taskforce, jointly established by the Financial Conduct Authority, Financial Reporting Council and the Prudential Regulation Authority, published its phase 2 report recommendations in December 2019.

NatWest Group plc's 2022 Annual Report and Accounts and Pillar 3 Report reflect EDTF and have regard to DECL Taskforce recommendations.

Authority to repurchase shares

At the Annual General Meeting in 2022 shareholders authorised the company to make market purchases of up to 1,122,905,024 ordinary shares. The authority was amended at the General Meeting held on 25 August 2022 to preserve the position as if the share consolidation had not taken place and shareholders will be asked to renew the authority at the Annual General Meeting in 2023.

The directors utilised the authority obtained at the 2021 AGM to conduct a share buyback programme (the 'Programme') of up to £750 million, as announced to the market on 30 July 2021. The Programme's purpose is to reduce the ordinary share capital of NatWest Group. Taking into account the reduction in issued ordinary share capital which occurred as a result of the off-market buyback announced on 19 March 2021, the maximum number of ordinary shares that could be purchased by the company under the Programme was 1,157,583,542.

Phase 1 of the Programme commenced on 2 August 2021 and completed on 18 January 2022. 340,537,460 ordinary shares (nominal value £340,537,460) were purchased by the company at an average purchase price of 220.0199p per ordinary share for the total consideration of £749,250,031. Phase 2 of the Programme commenced on 21 February 2022 and completed on 15 July 2022. A further 346,835,822 ordinary shares (nominal value £346,835,822) were purchased by the company at an average purchase price of 216.2406p per ordinary share for the total consideration of £749,999,999 All of the purchased ordinary shares were cancelled, representing 11.23% of the company's issued ordinary share capital.

On 6 February 2019 the company held a General Meeting and shareholders approved a special resolution to give the company authority to make off-market purchases of up to 4.99% of its issued ordinary share capital in any 12-month period from HMT (or its nominee) at such times as the directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting available at natwestgroup.com. This authority was renewed at the Annual General Meeting in 2022 and amended at the General Meeting held on 25 August 2022 to preserve the position as if the share consolidation had not taken place. Shareholders will be asked to renew the authority at the Annual General Meeting in 2023.

The company utilised the authority it obtained at the 2020 AGM to make an off-market purchase of 590,730,325 ordinary shares (nominal value £590,730,325) in the company from HMT on 19 March 2021, at a price of 190.50p per ordinary share for the total consideration of £1,125,341,269, representing 4.86% of the company's issued ordinary share capital. The company cancelled 390,730,325 of the purchased ordinary shares and held the remaining 200,000,000 ordinary shares in treasury. The company has used a total of 76,513,524 treasury shares to satisfy the exercise of options and the vesting of share awards under the employee share plans and the balance of ordinary shares held in treasury as at 31 December 2022 was 114,011,084. The figure has been adjusted to reflect the 13 for 14 share consolidation on 30 August 2022.

The company utilised the authority it obtained at the 2021 AGM to make an off-market purchase of 549,851,147 ordinary shares (nominal value £549,851,147) in the company from HMT on 28 March 2022, at a price of 220.5p per ordinary share for the total consideration of £1,212,421,779, representing 4.91% of the company's issued ordinary share capital. The company cancelled all of the purchased ordinary shares.

At the 2021 Annual General Meeting, shareholders authorised the company to make an off-market purchase of preference shares in the company. In December 2021 the company used this authority to purchase 157,546 5.5% cumulative preference shares and 259,314 11% cumulative preference shares. The company cancelled all of the purchased preference shares. Shareholders will be asked to renew the authority at the Annual General Meeting in 2023.

Additional information

Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The rights and obligations attached to the company's ordinary shares and preference shares are set out in our Articles of Association, copies of which can be obtained from Companies House in the UK or can be found at natwestgroup.com.

The cumulative preference shares represent less than 0.005% of the total voting rights of the company, the remainder being represented by the ordinary shares.

In a show of hands at a General Meeting of the company, every holder of ordinary shares and cumulative preference shares, present in person or by proxy and entitled to vote, shall have one vote.

On a poll, every holder of ordinary shares present in person or by proxy and entitled to vote, shall have four votes for every share held, and holders of cumulative preference shares shall have one vote for each 25p nominal amount held. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). At the 2021 Annual General Meeting, shareholders gave authority to directors to offer a scrip dividend alternative on any dividend paid up to the conclusion of the Annual General Meeting in 2024. Pursuant to the UK Listing Rules, certain employees of the company require the approval of the company to deal in the company's shares.

The rules governing the powers of directors, including in relation to issuing or buying back shares and their appointment, are set out in our Articles of Association. It will be proposed at the 2023 Annual General Meeting that the directors' authorities to allot shares under the Companies Act 2006 (the Companies Act) be renewed. The Articles of Association may only be amended by a special resolution at a General Meeting of shareholders. The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company. A number of the company's employee share plans include restrictions on transfers of shares while shares are subject to the plans. Note 3 sets out a summary of the plans.

Under the rules of certain employee share plans, voting rights are exercised by the Trustees of the plan on receipt of participants' instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

For shares held in the company's other employee share trusts, accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation. The Trustees have chosen to waive their entitlement to the dividend on shares held by the Trusts.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company's employee share plans contain provisions relating to a change of control. In the context of the company as a whole, these agreements are not considered to be significant.

Directors

The names and brief biographical details of the current directors are shown on pages 86 to 89.

Howard Davies, Frank Dangeard, Patrick Flynn, Morten Friis, Yasmin Jetha, Katie Murray, Mike Rogers, Alison Rose, Mark Seligman and Lena Wilson all served throughout the year and to the date of signing of the financial statements.

Roisin Donnelly was appointed on 1 October 2022 and Robert Gillespie resigned from the Board on 15 December 2022.

Mike Rogers and Morten Friis have confirmed their intention to resign as non-executive directors on 25 April 2023 and 31 July 2023 respectively.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting and, in accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders. Mr Rogers will not be standing for re-election at the company's 2023 AGM, having confirmed his intention to resign on 25 April 2023.

Directors' interests

The interests of the directors in the shares of the company at 31 December 2022 are shown on page 164. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2022 to 16 February 2023.

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RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Directors' indemnities

In terms of section 236 of the Companies Act, Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the NatWest Group and NWH Executive Committees, individuals authorised by the PRA/FCA, certain directors and/or officers of NatWest Group subsidiaries and all trustees of NatWest Group pension schemes.

Controlling shareholder

In accordance with the UK Listing Rules, the company has entered into an agreement with HM Treasury (the 'Controlling Shareholder') which is intended to ensure that the Controlling Shareholder complies with the independence provisions set out in the UK Listing Rules. The company has complied with the independence provisions in the relationship agreement and as far as the company is aware the independence and procurement provisions in the relationship agreement have been complied with in the period by the controlling shareholder.

Shareholdings

The table below shows shareholders that have notified NatWest Group that they hold more than 3% of the total voting rights of the company at 31 December 2022.

	Ordinary shares (millions)	% of issued share capital with voting rights held
Solicitor for the Affairs of His Majesty's Treasury as Nominee for His Majesty's Treasury	4,443	45.97
Norges Bank	323	3.07

(1) The ordinary shares figures above have been adjusted to reflect the 13 for 14 share consolidation on 30 August 2022 which left the percentages held by the shareholders unchanged. Percentages provided were correct at the date of notification on 21 December 2022 and 5 November 2021, respectively.

On 2 February 2023 a notification under Rule 5 of the Disclosure and Transparency Rules ('DTR') was received from HMT notifying that they held 4,254 million ordinary shares, representing 43.97% of the issued share capital with voting rights.

Listing rule 9.8.4

The information to be disclosed in the Annual Report and Accounts under LR 9.8.4, is set out in this Directors' report with the exception of details of contracts of significance under LR 9.8.4 (10) and (11) given in Material contracts on page 425.

Political donations

At the Annual General Meeting in 2022, shareholders gave authority under Part 14 of the Companies Act 2006, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words.

During 2022, NatWest Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that NatWest Group's longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2023.

Directors' disclosure to auditors

Each of the directors at the date of approval of this report confirms that:

a. so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and

b. the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act.

Auditors

Ernst & Young LLP (EY LLP) are the auditors and have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company's auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Jan Cargill
Chief Governance Officer and Company Secretary
16 February 2023

NatWest Group plc
is registered in Scotland No. SC45551

Statement of directors' responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 286 to 298.

The directors are responsible for the preparation of the Annual Report and Accounts. The directors are required to prepare Group financial statements, and as permitted by the Companies Act 2006 have elected to prepare company financial statements, for each financial year in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board. They are responsible for preparing financial statements that present fairly the financial position, financial performance and cash flows of NatWest Group.

In preparing those financial statements, the directors are required to:

· select suitable accounting policies and then apply them consistently;

· make judgments and estimates that are reasonable, relevant and reliable; and

· state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

· prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of NatWest Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 2006. They are also responsible for safeguarding the assets of NatWest Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic report, Directors' report, Directors' remuneration report and Corporate governance statement that comply with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website.

The directors confirm that to the best of their knowledge:

· the financial statements, prepared in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

· the Strategic report and Directors' report (incorporating the Financial review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

In addition, the directors are of the opinion that the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.

By order of the Board

Howard Davies
Chairman
16 February 2023

Alison Rose-Slade DBE
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

Board of directors

Chairman
Howard Davies

Executive directors
Alison Rose-Slade DBE
Katie Murray

Non-executive directors
Frank Dangeard
Roisin Donnelly
Patrick Flynn
Morten Friis
Yasmin Jetha
Mike Rogers
Mark Seligman
Lena Wilson

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Risk and capital management

In this section




FINANCIAL REVIEW

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ADDITIONAL INFORMATION

Risk and capital management

Presentation of information

Where marked as audited in the section header, certain information in the Risk and capital management section (pages 176 to 283) is within the scope of the Independent auditor's report.

Risk management framework
Introduction

NatWest Group operates an enterprise-wide risk management framework, which is centred on the embedding of a strong risk culture. The framework ensures the governance, capabilities and methods are in place to facilitate risk management and decision-making across the organisation.

The framework ensures that NatWest Group's principal risks – which are detailed in this section – are appropriately controlled and managed. It sets out the standards and objectives for risk management as well as defining the division of roles and responsibilities.

This seeks to ensure a consistent approach to risk management across NatWest Group and its subsidiaries. It aligns risk management with NatWest Group's overall strategic objectives.

The framework, which is designed and maintained by NatWest Group's independent Risk function, is owned by the Chief Risk Officer. It is reviewed and approved annually by the Board. The framework incorporates risk governance, NatWest Group's three lines of defence operating model and the Risk function's mandate.

Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries.

While all NatWest Group colleagues are responsible for managing risk, the Risk function provides oversight and monitoring of risk management activities, including the implementation of the framework and adherence to its supporting policies, standards and operational procedures. The Chief Risk Officer plays an integral role in providing the Board with advice on NatWest Group's risk profile, the performance of its controls and in providing challenge where a proposed business strategy may exceed risk tolerance.

In addition, there is a process to identify and manage top and emerging threats, which are those that could have a significant negative impact on NatWest Group's ability to meet its strategic objectives. Both top and emerging threats may incorporate aspects of – or correlate to – a number of principal risks and are reported alongside them to the Board on a regular basis.

Culture

Risk culture is at the heart of NatWest Group's risk management framework and its risk management practice. In 2022, the approach to risk culture was refreshed under the new banner of Intelligent Risk Taking to re-intensify focus on robust risk management behaviours and practices. NatWest Group expects leaders to act as role models for strong risk behaviours and practices building clarity, developing capability and motivating employees to reach the required standards set out in the Intelligent Risk Taking approach. Colleagues are expected to:

- Consistently role-model the values and behaviours in Our Code, based on strong ethical standards which underpin Our Purpose.
- Empower others to take risks aligned to NatWest Group's strategy, explore issues from a fresh perspective, and tackle challenges in new and better ways across organisational boundaries.
- Manage risk in line with appropriate risk appetite.
- Ensure each decision made keeps NatWest Group, colleagues, customers, communities and shareholders safe and secure.
- Understand their role in managing risk, remaining clear and capable, grounded in knowledge of regulatory obligations.
- Consider risk in all actions and decisions.
- Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses, reporting and communicating these transparently.
- Challenge others' attitudes, ideas and actions.

The target Intelligent Risk Taking behaviours are embedded in NatWest Group's Critical People Capabilities and are clearly aligned to the core values of inclusive, curious, robust, sustainable and ambitious. These aim to act as an effective basis for a strong risk culture because the Critical People Capabilities form the basis of all recruitment and selection processes.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to NatWest Group's learning strategy. NatWest Group offers a wide range of learning, both technical and behavioural, across the risk disciplines. This training may be mandatory, role-specific or for personal development. Mandatory learning for all staff is focused on keeping employees, customers and NatWest Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion.

Our Code

NatWest Group's conduct guidance, Our Code, provides direction on expected behaviour and sets out the standards of conduct that support the values. The code explains the effect of decisions that are taken and describes the principles that must be followed.

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes.

Where appropriate, if conduct falls short of NatWest Group's required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for the individuals concerned (for more information on this process refer to page 144). The NatWest Group remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook. Any employee falling short of the expected standards would also be subject to internal disciplinary policies and procedures. If appropriate, the relevant authority would be notified.

Risk management framework continued
Governance
Committee structure
The diagram shows NatWest Group's risk committee structure in 2022 and the main purposes of each committee.



NatWest Group plc Board

Reviews and approves the Enterprise-Wide Risk Management Framework (EWRMF) (including the Group's risk appetite framework) and approves the risk appetite for principal risks. Considers material risks and approves, as appropriate, actions recommended by the Group Board Risk Committee. Monitors performance against risk appetite. Receives reports on and reviews the effectiveness of the risk management and internal control systems of NatWest Group.

Group Board Risk Committee
Provides oversight and advice to the Board on current and future risk exposures of the Group and its subsidiaries; future risk profile including Group risk appetite; the approval and effectiveness of the EWRMF and internal controls required to manage risk. Approves the Key Risk Policies and provides input to remuneration decisions. Reviews the operating model, adequacy and effectiveness of Risk resource.

Group Audit Committee
Assists the Board in carrying out its responsibilities relating to accounting policies, internal control and financial reporting functions, including consideration of any relevant non-financial disclosures or related controls which may impact the financial statements. It reviews the effectiveness of internal controls systems relating to financial management and compliance with financial reporting, asset safeguarding and accounting standards.

Group Executive Risk Committee

Supports the Group CEO and other accountable executives in discharging risk management accountabilities. Reviews, challenges and debates all material risk exposures across the Group Reviews NatWest Group's EWRMF (including NatWest Group's risk appetite framework) and supports the Group CRO's and Group CEO's recommendation of it to Group BRC. It reviews the performance of the Group relative to risk appetite and monitors any risk trends and concentrations. It considers the Group's risk profile relative to current and future strategy and oversees implementation of the EWRMF.

Group Executive Committee

Supports the Group CEO in discharging her individual accountabilities including matters relating to strategy, financials, capital, risk and operational issues. It monitors the implementation of cultural change within NatWest Group and the promotion and adoption of Group-wide culture and values. It supports the Group CEO in identifying matters required or appropriate for escalation to the Board or an appropriate Board Committee and in forming recommendations on relevant items before their escalation.

Group Asset & Liability Management Committee[1]

Supports the Group CFO in overseeing the effective management of NatWest Group's current and future balance sheet in line with Board-approved strategy and risk appetite, under normal and under stress conditions. This includes reviewing the NatWest Group capital plan; reviewing the capital and leverage positions of NatWest Group; reviewing NatWest Group's funding plan and liquidity profile; reviewing and supporting the Group CFO's and Group CRO's recommendation to Group BRC of the assumptions, scenarios and metrics used for stress tests and reviewing the Group's credit rating strategy and performance.

Group Executive Disclosure Committee

Supports the Group CFO in discharging her accountabilities relating to the production and integrity of NatWest Group's financial information and disclosures. Ensures that all significant NatWest Group disclosures are accurate, complete and fairly represent the business and financial condition of NatWest Group. It ensures that there are no material misstatements or omissions in the NatWest Group disclosures. It supports the Group CRO in reviewing and evaluating all significant expected credit losses and the Group CFO in reviewing and evaluating related provisions and valuations.

(1) In addition, the Group Technical Asset & Liability Management Committee, chaired by the Group Treasurer, provides oversight of capital and balance sheet management in line with approved risk appetite under normal and stress conditions. Reviews and challenges the financial strategy, risk management, balance sheet and remuneration and policy implications of the Group's pension schemes.

(2) The EDC ESG Disclosures Steering Group has been established by the Group CFO to review NatWest Group's Climate related and ESG Disclosures reports and contributions to any ESG related surveys on her behalf and making recommendations to Group EDC as required.

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Risk management framework continued

Risk management structure

The diagram shows NatWest Group's risk management structure in 2022 and key risk management responsibilities.


Group Chief Risk Officer
Leads the NatWest Group Risk function. Defines and delivers the risk, conduct, compliance and financial crime strategies. Defines overall risk service provision requirements to enable delivery of NatWest Group strategies, including policies, governance, frameworks, oversight and challenge, risk culture and risk reporting. Contributes to the development of strategy, transformation and culture as a member of the Executive Committee.
NWH Chief Executive Officer
NWH Chief Risk Officer
Leads the NWH Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Delivers risk services across NatWest Group governed by appropriate service level agreements. Contributes to NWH strategy as a member of the NWH Executive Committee. Member of NatWest Group Exco.
Group Chief Executive Officer
NWM Chief Executive Officer
NWM Chief Risk Officer
Leads the NWM Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to NWM strategy as a member of the NWM Executive Committee.
RBSI Chief Executive Officer
RBSI Chief Risk Officer
Leads the RBSI Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to RBSI strategy as a member of the RBSI Executive Committee.

(1) The Group Chief Executive Officer also performs the NWH Chief Executive Officer role.

(2) The Group Chief Risk Officer also performs the NWH Chief Risk Officer role, is a member of NatWest Group Exco, NatWest Group ERC and an attendee at NatWest Group BRC.

(3) The NWH Risk function provides risk management services across NWH, including to the NatWest Group Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements.

(4) The NWH Risk function is independent of the NWH customer-facing business segments and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The Directors of Risk, (Retail Banking; Commercial & Institutional Banking (Ring-Fenced Bank); Wealth Businesses; Financial & Strategic Risk and Non-Financial Risk), the Head of Restructuring and the Chief Operating Officer report to the NWH Chief Risk Officer. The Director of Risk, Ulster Bank Ireland DAC reports to the Ulster Bank Ireland DAC Chief Executive. He also has a reporting line to the NWH Chief Risk Officer and to the Chair of the Ulster Bank Ireland DAC Board Risk Committee.

(5) The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective Chief Executive Officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the respective Risk Committees.

Risk management framework continued

Three lines of defence

NatWest Group uses the industry-standard three lines of defence model to articulate accountabilities and responsibilities for managing risk. This supports the embedding of effective risk management throughout the organisation. All roles below the CEO sit within one of the three lines. The CEO ensures the efficient use of resources and the effective management of risks as stipulated in the risk management framework and is therefore considered to be outside the three lines of defence principles.

First line of defence

The first line of defence incorporates most roles in NatWest Group, including those in the customer-facing businesses, Technology and Services as well as support functions such as People and Transformation, Legal and Finance.

The first line of defence is empowered to take risks within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

The first line of defence is responsible for managing its direct risks, and with the support of specialist functions, it is also responsible for managing its consequential risks, by identifying, assessing, mitigating, monitoring and reporting risks.

Second line of defence

The second line of defence comprises the Risk function and is independent of the first line.

The second line of defence is empowered to design and maintain the risk management framework and its components. It undertakes proactive risk oversight and continuous monitoring activities to confirm that NatWest Group engages in permissible and sustainable risk-taking activities.

The second line of defence advises on, monitors, challenges, approves and escalates where required and reports on the risk-taking activities of the first line, ensuring that these are within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

Third line of defence

The third line of defence is the Internal Audit function and is independent of the first and second lines.

The third line of defence is responsible for providing independent assurance to the Board, its subsidiary legal entity boards and executive management on the overall design and operating effectiveness of the risk management framework and its components. This includes the adequacy and effectiveness of key internal controls, governance and the risk management in place to monitor, manage and mitigate the principal risks to NatWest Group and its subsidiary companies achieving their objectives.

The third line of defence executes its duties freely and objectively in accordance with the Chartered Institute of Internal Auditors' Code of Ethics and International Standards on independence and objectivity.

Risk appetite

Risk appetite defines the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans. Risk appetite supports sound risk-taking, the promotion of robust risk practices and risk behaviours, and is calibrated annually.

For certain principal risks, risk capacity defines the maximum level of risk NatWest Group can assume before breaching constraints determined by regulatory capital and liquidity requirements, the operational environment, and from a conduct perspective. Establishing risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and NatWest Group's ultimate capacity to absorb losses.

Risk appetite framework

The risk appetite framework supports effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging threats and risk-taking activities that might be out of appetite are identified, assessed, escalated and addressed in a timely manner.

To facilitate this, a detailed annual review of the framework is carried out. The review includes:

— Assessing the adequacy of the framework compared to internal and external expectations.
— Ensuring the framework remains effective and acts as a strong control environment for risk appetite.
— Assessing the level of embedding of risk appetite across the organisation.

The Board reviews and approves the risk appetite framework annually.

Establishing risk appetite

In line with the risk appetite framework, risk appetite is maintained across NatWest Group through risk appetite statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken.

Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. Risk measures and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to-day risk management decisions. A clear tolerance for each principal risk is set in alignment with business activities.

The annual process of reviewing and updating risk appetite statements is completed alongside the business and financial planning process. This ensures that plans and risk appetite are appropriately aligned.

The Board sets risk appetite for all principal risks to help ensure NatWest Group is well placed to meet its priorities and long-term targets, even in challenging economic environments. This supports NatWest Group in remaining resilient and secure as it pursues its strategic business objectives.

NatWest Group's risk profile is continually monitored and frequently reviewed. Management focus is concentrated on all principal risks as well as the top and emerging threats that may correlate to them. Risk profile relative to risk appetite is reported regularly to senior management and the Board.

NatWest Group policies directly support the qualitative aspects of risk appetite. They define the qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk-taking and are consistently applied across NatWest Group and its subsidiaries.

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Risk management framework continued
Identification and measurement

Identification and measurement within the risk management process comprises:

- Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.
- Monitoring of the risks associated with lending and credit exposures.
- Assessment of trading and non-trading portfolios.
- Review of potential risks in new business activities and processes.
- Analysis of potential risks in any complex and unusual business transactions.

The financial and non-financial risks that NatWest Group faces are detailed in its Risk Directory. This provides a common risk language to ensure consistent terminology is used across NatWest Group. The Risk Directory is subject to annual review to ensure it continues to fully reflect the risks that NatWest Group faces.

Mitigation

Mitigation is a critical aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed within NatWest Group.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that arise from risk mitigation actions themselves) are also considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of changes in legislation and regulation are critical to the successful mitigation of compliance and conduct risk. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Emerging threats that could affect future results and performance are also closely monitored. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures, is also carried out.

Testing and monitoring

Specific activities relating to compliance and conduct, credit and financial crime risks are subject to testing and monitoring by the Risk function. This confirms to both internal and external stakeholders – including the Board, senior management, the customer-facing businesses, Internal Audit and NatWest Group's regulators – that risk policies and procedures are being correctly implemented and that they are operating adequately and effectively. Selected key controls are also reviewed for adequacy and effectiveness. Thematic reviews and targeted reviews are also carried out where relevant to ensure appropriate customer outcomes.

Independent testing and monitoring is completed on principal risk processes and controls impacting the financial statements – within the scope of section 404.

The Risk Testing & Monitoring Forum assesses and validates the annual plan as well as the ongoing programme of reviews.

Stress testing

Stress testing – capital management

Stress testing is a key risk management tool and a fundamental component of NatWest Group's approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of NatWest Group, including its capital position.

Stress testing includes:

- Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.
- Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	– Identify macro and NatWest Group specific vulnerabilities and risks. – Define and calibrate scenarios to examine risks and vulnerabilities. – Formal governance process to agree scenarios.
Assess impact	– Translate scenarios into risk drivers. – Assess impact to current and projected P&L and balance sheet across NatWest Group.
Calculate results and assess implications	– Aggregate impacts into overall results. – Results form part of the risk management process. – Scenario results are used to inform business and capital plans.
Develop and agree management actions	– Scenario results are analysed by subject matter experts. Appropriate management actions are then developed. – Scenario results and management actions are reviewed by the relevant Executive Risk Committees and Board Risk Committees. Approval of scenarios is delegated to the NatWest Group Board Risk Committee by the NatWest Group Board

Stress testing is used widely across NatWest Group. The diagram below summarises key areas of focus.


Stress testing usage within NatWest Group
(1) Strategic financial & capital planning
(2) Risk appetite
(3) Risk monitoring
(4) Risk mitigation
Assess financial performance
Capital adequacy
Earnings volatility
Sector review & credit limit setting
Business vulnerabilities analysis
Tail risk assessment
Early warning indicators
Contingency planning & management actions

Risk management framework continued

Specific areas that involve capital management include:

- *Strategic financial and capital planning* – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.
- *Risk appetite* – by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite.
- *Risk monitoring* – by monitoring the risks and horizon-scanning events that could potentially affect NatWest Group's financial strength and capital position.
- *Risk mitigation* – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Principal risk mitigating actions are documented in NatWest Group's recovery plan.

Reverse stress testing is also carried out in order to identify and assess scenarios that would cause NatWest Group's business model to become unviable. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully.

Capital sufficiency – going concern forward-looking view

Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They incorporate economic variables and key assumptions on balance sheet and P&L drivers, such as impairments, to demonstrate that NatWest Group and its operating subsidiaries maintain sufficient capital. A range of future states are tested. In particular, capital requirements are assessed:

- Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period.
- Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined.

The potential impact of normal and adverse economic and market conditions on capital requirements is assessed through stress testing, the results of which are not only used widely across NatWest Group but also by the regulators to set specific capital buffers. NatWest Group takes part in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks.

Stress and peak-to-trough movements are used to help assess the amount of capital NatWest Group needs to hold in stress conditions in accordance with the capital risk appetite framework.

Internal assessment of capital adequacy

An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board and submitted to the PRA.

The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to assess NatWest Group's specific capital requirements through the Pillar 2 framework.

Capital allocation

NatWest Group has mechanisms to allocate capital across its legal entities and businesses. These aim to optimise the use of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite. The framework for allocating capital is approved by the CFO with support from the Asset & Liability Management Committee.

Governance

Capital management is subject to substantial review and governance. The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans.

Stress testing – liquidity
Liquidity risk monitoring and contingency planning

A suite of tools is used to monitor, limit and stress test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity and funding risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee on a regular basis. Liquidity Condition Indicators are monitored daily. This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning.

Internal assessment of liquidity

Under the liquidity risk management framework, NatWest Group maintains the Internal Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of severe but plausible stress scenarios. Each scenario evaluates either an idiosyncratic, market-wide or combined stress event as described in the table below.

Type	Description
Idiosyncratic scenario	The market perceives NatWest Group to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency.
Market-wide scenario	A market stress event affecting all participants in a market through contagion, potential counterparty failure and other market risks. NatWest Group is affected under this scenario but no more severely than any other participants with equivalent exposure.
Combined scenario	This scenario models the combined impact of an idiosyncratic and market stress occurring at once, severely affecting funding markets and the liquidity of some assets.

NatWest Group uses the most severe outcome to set the internal stress testing scenario which underpins its internal liquidity risk appetite. This complements the regulatory liquidity coverage ratio requirement.

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Stress testing – recovery and resolution planning

The NatWest Group recovery plan explains how NatWest Group and its subsidiaries – as a consolidated group – would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis.

The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include:

— Developing a series of recovery indicators to provide early warning of potential stress events.
— Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay.
— Developing a recovery playbook to provide a concise description of the actions required during recovery.
— Detailing a range of options to address different stress conditions.
— Appointing dedicated option owners to reduce the risk of delay and capacity concerns.

The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring NatWest Group's financial condition. It is assessed for appropriateness on an ongoing basis and is updated annually. The plan is reviewed and approved by the Board prior to submission to the PRA each year. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International Limited, and NatWest Markets N.V.. These plans detail the recovery options, recovery indicators and escalation routes for each entity.

Fire drill simulations of possible recovery events are used to test the effectiveness of NatWest Group and individual legal entity recovery plans. The fire drills are designed to replicate possible financial stress conditions and allow senior management to rehearse the responses and decisions that may be required in an actual stress event. The results and lessons learnt from the fire drills are used to enhance NatWest Group's approach to recovery planning.

Under the resolution assessment part of the PRA rulebook, NatWest Group is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report.

Resolution would be implemented if NatWest Group was assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK resolution authority). NatWest Group ensures ongoing maintenance and enhancements of its resolution capabilities, in line with regulatory requirements.

Stress testing – market risk
Non-traded market risk

Non-traded exposures are reported to the PRA on a quarterly basis. This provides the regulator with an overview of NatWest Group's banking book interest rate exposure. The report includes detailed product information analysed by interest rate driver and other characteristics, including accounting classification, currency and counterparty type.

Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the Bank of England and European Banking Authority stress test exercises. NatWest Group also produces an internal scenario analysis as part of its financial planning cycles.

Non-traded exposures are capitalised through the ICAAP. This covers gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk, equity risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with a 99% confidence level. Methodologies are reviewed by NatWest Group Model Risk and the results are approved by the NatWest Group Technical Asset & Liability Management Committee.

Non-traded market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Traded market risk

NatWest Group carries out regular market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading portfolios.

NatWest Group conducts historical, macroeconomic and vulnerability-based stress testing. Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for value-at-risk, the current portfolio is stressed using historical data since 1 January 2005. This methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Risk management framework continued

Historical stress tests form part of the market risk limit framework and their results are reported regularly to senior management. Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line.

Market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Internal scenarios

During 2022, NatWest Group ran a number of internal scenarios developed in the immediate aftermath of Russia's invasion of Ukraine.

These scenarios considered different outcomes to the conflict, including an assumed broadening of the conflict, and how those might manifest in terms of macroeconomic impact. This included commodity market and associated inflationary pressures, supply chain impacts, financial sector linkages and broader knock-on impacts to the UK labour and asset markets. Impacts on operational aspects to NatWest Group were also considered.

Applying the macro-scenarios to NatWest Group's earnings, capital, liquidity and funding positions did not result in a breach of any regulatory thresholds.

Regulatory stress testing

The Bank of England returned to the annual cyclical scenario (ACS) stress test framework in 2022 and published the scenario on 26 September 2022. This follows two years of COVID-19 crisis-related stress testing and the decision to postpone the test in March following Russia's invasion of Ukraine. NatWest Group has participated in this stress test and the results will be published in summer 2023 and, along with other relevant information, will be used to help inform NatWest Group capital buffers (both the UK countercyclical capital buffer rate and PRA buffers).

The 2022 stress test aims to assess the impact of a UK and global macroeconomic stress on UK banks, spanning a five-year period from Q3 2022 to Q2 2027. It is a coherent 'tail risk' scenario designed to be severe and broad enough to assess the resilience of UK banks to a range of adverse shocks.

The stress scenario is broadly similar to the 2019 ACS and more severe overall than the global financial crisis, with the key difference being elevated levels of inflation. Annual UK inflation averages around 11% over the first three years of the scenario, while peaking at 17% in early 2023 and does not begin to fall until the second half of the year.

The stress is based on an end-of-June 2022 balance sheet starting position.

Further details on the scenario and ACS stress test can be found at https://www.bankofengland.co.uk/stress-testing/2022/key-elements-of-the-2022-stress-test

Following the UK's exit from the European Union on 31 December 2020, only relevant European subsidiaries of NatWest Group will take part in the European Banking Authority stress tests going forward. NatWest Group itself will not participate.

NatWest Group also took part in the Bank of England's Climate Biennial Exploratory Scenario conducted in late 2021 and early 2022. Refer to page 69 for further details.

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NatWest Group | 2022 Annual Report and Accounts   **185**

Credit risk

Definition (audited)
Credit risk is the risk that customers, counterparties or issuers fail to meet their contractual obligation to settle outstanding amounts.

Sources of risk (audited)
The principal sources of credit risk for NatWest Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. NatWest Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

Key developments in 2022
— Across both Personal and Wholesale, the credit profile remains stable, but the outlook is uncertain from inflationary pressure, compounded by rising interest rates and geopolitical tensions. NatWest Group has yet to see signs of financial stress materially affecting customers' ability to repay.
— Expected credit loss (ECL) reduced during 2022, reflecting the phased withdrawal of Ulster Bank RoI, plus continued positive trends in portfolio performance alongside a related net release of judgemental post model adjustments and write-off activity. Overall, ECL coverage decreased due to the withdrawal, a change in product mix and a reduction in judgemental post model adjustments which more than offset increases from the deteriorating economic outlook.
— Personal lending grew as a result of strong mortgage and resilient unsecured lending demand. Personal lending criteria were unwound to a level similar to pre-COVID-19 norms during 2022. Affordability assumptions remain under continuous review and adjustments were made to ensure new business continues to be assessed appropriately.
— In Wholesale, balance sheet reduction in 2022 compared to 2021 was mainly due to a decrease in central items held in the course of treasury related management activities. There was growth in Commercial & Institutional. Sector appetite is reviewed regularly and where appropriate adjusted for those sectors most affected by current economic and geopolitical conditions.
— A number of high materiality IFRS 9 models were redeveloped in 2022, most notably all probability of default (PD) and some loss given default (LGD) models for Personal lending and the two most material economic response models for Wholesale lending.
— NatWest Group continued to progress embedding climate change considerations in credit assessment and monitoring, including scenario analysis to assess the materiality of climate change risks.

Governance (audited)
The Credit Risk function provides oversight and challenge of frontline credit risk management activities.

Governance activities include:

— Defining credit risk appetite measures for the management of concentration risk and credit policy to establish the key causes of risk in the process of providing credit and the controls that must be in place to mitigate them.
— Approving and monitoring operational limits for business segments and credit limits for customers.
— Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that controls are being operated adequately and effectively.
— Assessing the adequacy of ECL provisions including approving key IFRS 9 inputs (such as significant increase in credit risk (SICR) thresholds) and any necessary in-model and post model adjustments through NatWest Group and business unit provisions and model committees.
— Development and approval of credit grading models.

Risk appetite
Credit risk appetite aligns to the strategic risk appetite set by the Board and is set and monitored through risk appetite frameworks tailored to NatWest Group's Personal and Wholesale segments.

Personal
The Personal credit risk appetite framework sets limits that control the quality and concentration of both existing and new business for each relevant business segment.

These risk appetite measures consider the segments' ability to grow sustainably and the level of losses expected under stress. Credit risk is further controlled through operational limits specific to customer or product characteristics.

Wholesale
For Wholesale credit, the framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits.

Four formal frameworks are used, classifying, measuring and monitoring credit risk exposure across single name, sector and country concentrations and product and asset classes with heightened risk characteristics.

The framework is supported by a suite of transactional acceptance standards that set out the risk parameters within which businesses should operate.

Credit policy standards are in place for both the Wholesale and Personal portfolios. They are expressed as a set of mandatory controls.

Identification and measurement
Credit stewardship (audited)
Risks are identified through relationship management and credit stewardship of customers and portfolios. Credit risk stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

Asset quality (audited)
All credit grades map to an asset quality (AQ) scale, used for financial reporting. This AQ scale is based on Basel probability of defaults. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and defaulted non-performing loans as AQ10 or Stage 3 under IFRS 9 (where the PD is 100%). Loans are defined as defaulted when the payment status becomes 90 days past due, or earlier if there is clear evidence that the borrower is unlikely to repay, for example bankruptcy or insolvency.

Counterparty credit risk
Counterparty credit risk arises from the obligations of customers under derivative and securities financing transactions.

NatWest Group mitigates counterparty credit risk through collateralisation and netting agreements, which allow amounts owed by NatWest Group to a counterparty to be netted against amounts the counterparty owes NatWest Group.

Credit risk continued
Mitigation

Mitigation techniques, as set out in the appropriate credit policies and transactional acceptance standards, are used in the management of credit portfolios across NatWest Group. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties.

Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate (CRE).

The valuation methodologies for collateral in the form of residential mortgage property and CRE are detailed below.

Residential mortgages – NatWest Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. NatWest Group values residential property individually during the loan underwriting process, either by obtaining an appraisal by a suitably qualified appraiser (for example, Royal Institution of Chartered Surveyors (RICS)) or using a statistically valid model. In both cases, a sample of the valuation outputs are periodically reviewed by an independent RICS qualified appraiser. NatWest Group updates Retail Banking UK residential property values quarterly using country (Scotland, Wales and Northern Ireland) or English regional specific Office for National Statistics House Price indices.

Within the Private Banking and RBSI segments, properties securing loans greater than £2.5 million or €3 million are revalued every three years.

The current indexed value of the property is a component of the ECL provisioning calculation.

Commercial real estate valuations – NatWest Group has an actively managed panel of chartered surveying firms that cover the spectrum of geography and property sectors in which NatWest Group takes collateral. Suitable RICS registered valuers for particular assets are typically contracted through a service agreement to ensure consistency of quality and advice. In the UK, an independent third-party market indexation is applied to update external valuations for commercial property once they are more than a year old. For obligations in excess of £2.5 million and where the charged property has a book value in excess of £0.5 million, a formal valuation review is commissioned at least every three years. In the Republic of Ireland, assets are revalued in line with the Central Bank of Ireland threshold requirements, which permits indexation for lower value residential assets, but demands regular valuations for higher value assets.

Assessment and monitoring

Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Personal and Wholesale portfolios.

Personal

Personal customers are served through a lending approach that entails offering a large number of small-value loans. To ensure that these lending decisions are made consistently, NatWest Group analyses internal credit information as well as external data supplied by credit reference agencies (including historical debt servicing behaviour of customers with respect to both NatWest Group and other lenders). NatWest Group then sets its lending rules accordingly, developing different rules for different products.

The process is then largely automated, with each customer receiving an individual credit score that reflects both internal and external behaviours and this score is compared with the lending rules set. For relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions. These decisions are made within specified delegated authority limits that are issued dependent on the experience of the individual.

Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened materially to sustain growth.

The actual performance of each portfolio is tracked relative to operational limits. The limits apply to a range of credit risk-related measures including projected credit default rates across products and the loan-to-value (LTV) ratio of the mortgage portfolios. Where operational limits identify areas of concern management action is taken to adjust credit or business strategy.

Wholesale

Wholesale customers – including corporates, banks and other financial institutions – are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected.

A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction. Credit approvals are subject to environmental, social and governance risk policies which restrict exposure to certain highly carbon intensive industries as well as those with potentially heightened reputational impacts. Customer specific climate risk commentary is now mandatory.

In response to COVID-19, a new framework was introduced to categorise clients in a consistent manner across the Wholesale portfolio, based on the effect of COVID-19 on their financial position and outlook in relation to the sector risk appetite. This framework has been retained, updated and aligned with the Risk of Credit Loss framework (further details below) to consider viability impacts more generally beyond those directly related to COVID-19 and classification via the framework is now mandatory and must be refreshed at least annually. The framework extends to all Wholesale borrowing customers in assessing whether customers exhibit a SICR, if support is considered to be granting forbearance and the time it would take for customers to return to operating within transactional acceptance standards.

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Credit risk continued

For lower risk transactions below specific thresholds, credit decisions can be approved through self-sanctioning within the business. This process is facilitated through an auto-decision making system, which utilises scorecards, strategies and policy rules.

For all other transactions, credit is only granted to customers following joint approval by an approver from the business and the credit risk function or by two credit officers. The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities Framework Policy. The level of delegated authority held by approvers is dependent on their experience and expertise with only a small number of senior executives holding the highest approval authority. Both business and credit approvers are accountable for the quality of each decision taken, although the credit risk approver holds ultimate sanctioning authority.

Transactional acceptance standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. As such, these standards provide a mechanism to manage risk appetite at the customer/transaction level and are supplementary to the established credit risk appetite.

Credit grades (PD) and LGD are reviewed and if appropriate reapproved annually. The review process assesses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Problem debt management

Personal

Early problem identification

Pre-emptive triggers are in place to help identify customers that may be at risk of being in financial difficulty. These triggers are both internal, using NatWest Group data, and external using information from credit reference agencies. Proactive contact is then made with the customer to establish if they require help with managing their finances. By adopting this approach, the aim is to prevent a customer's financial position deteriorating which may then require intervention from the Collections and Recoveries teams.

Personal customers experiencing financial difficulty are managed by the Collections team. If the Collections team is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves to the Recoveries team. If at any point in the collections and recoveries process, the customer is identified as being potentially vulnerable, the customer will be separated from the regular process and supported by a specialist team to ensure the customer receives appropriate support for their circumstances.

Collections

When a customer exceeds an agreed limit or misses a regular monthly payment the customer is contacted by NatWest Group and requested to remedy the position. If the situation is not regularised then, where appropriate, the Collections team will become more involved and the customer will be supported by skilled debt management staff who endeavour to provide customers with bespoke solutions. Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and 'breathing space'. All treatments available to customers experiencing financial difficulties are reviewed to ensure they remain appropriate for customers impacted by current economic conditions.

In the event that an affordable and sustainable agreement with a customer cannot be reached, the debt will transition to the Recoveries team.

For provisioning purposes, under IFRS 9, exposure to customers managed by the Collections team is categorised as Stage 2 and subject to a lifetime loss assessment, unless it is 90 days past due or has triggered any other unlikeliness to pay indicators, in which case it is categorised as Stage 3.

Recoveries

The Recoveries team will issue a notice of intention to default to the customer and, if appropriate, a formal demand, while also registering the account with credit reference agencies where appropriate. Following this, the customer's debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer. An option that may also be considered, is the sale of unsecured debt. Exposures subject to formal debt recovery are defaulted and, under IFRS 9, categorised as Stage 3.

Wholesale

Early problem identification

Each segment and sector have defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed. Early warning indicators may be internal, such as a customer's bank account activity, or external, such as a publicly-listed customer's share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty, they may decide to classify the customer within the Risk of Credit Loss framework. Broader macro-economic trends including commodity prices, foreign exchange rates and consumer and government spend are also tracked, helping inform decisions on sector risk appetite. Customer level early warning indicators are regularly reviewed to ensure alignment with prevailing economic conditions, ensuring both the volume and focus of alerts is aligned to the point-in-time risk within each sector.

The aligned Risk of Credit Loss and viability framework

This framework focuses on all Wholesale customers to provide early identification of credit deterioration, support intelligent risk-taking, ensure fair and consistent customer outcomes and provide key insights into Wholesale lending portfolios. Expert judgment is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to NatWest Group. There are two classifications in the framework that apply to non-defaulted customers who are in financial stress – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures categorised as Heightened Monitoring or Risk of Credit Loss are categorised as Stage 2 and subject to a lifetime loss assessment. The framework also applies to those customers that have met NatWest Group's default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes.

Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer's ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities.

Heightened Monitoring customers require pre-emptive actions (outside the customer's normal trading patterns) to return or maintain their facilities within NatWest Group's current risk appetite.

Credit risk continued

Risk of Credit Loss customers are performing customers that have met the criteria for Heightened Monitoring and also pose a risk of credit loss to NatWest Group in the next 12 months should mitigating action not be taken or not be successful.

Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies. Actions include a review of the customer's credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business, or by Restructuring.

Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures are regularly reviewed by a Risk of Credit Loss forum. The forum members are experienced credit, business and restructuring specialists. The purpose of the forum is to review and challenge the strategies undertaken for customers that pose the largest risk of credit loss to NatWest Group.

Appropriate corrective action is taken when circumstances emerge that may affect the customer's ability to service its debt (refer to Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring as a minimum.

Other potential outcomes of the relationship review are to: return the customer to a satisfactory status, offer additional lending and continue monitoring, transfer the relationship to Restructuring if appropriate, or exit the relationship.

The aligned Risk of Credit Loss and viability framework does not apply to problem debt management for business banking customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the business banking recoveries team where a loan has been impaired.

Restructuring

Where customers are categorised as Risk of Credit Loss and the lending exposure is above £1 million, relationships are supported by the Restructuring team. The objective of Restructuring is to protect NatWest Group's capital. Restructuring does this by working with corporate and commercial customers in financial difficulty to help them understand their options and how their restructuring or repayment strategies can be delivered. Helping viable customers return to financial health and restoring a normal banking relationship is always the preferred outcome, however, where this is not possible, NatWest Group will work with customers to achieve a solvent outcome. Throughout this period, the mainstream relationship manager will remain an integral part of the customer relationship. Insolvency is considered as a last resort and if deemed necessary, NatWest Group will work to recover its capital in a fair and efficient manner, while upholding the fair treatment of customers and NatWest Group's core values.

Forbearance (audited)

Forbearance takes place when a concession is made on the contractual terms of a loan/debt in response to a customer's financial difficulties.

The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs of the customer, minimum standards are applied when assessing, recording, monitoring and reporting forbearance.

A credit exposure may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan's terms.

Loans are reported as forborne until they meet the exit criteria as detailed in the appropriate regulatory guidance. These include being classified as performing for two years since the last forbearance event, making regular repayments and the loan/debt being less than 30 days past due.

Types of forbearance
Personal
In the Personal portfolio, forbearance may involve payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears. Forbearance support is provided for both mortgages and unsecured lending.

Wholesale
In the Wholesale portfolio, forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps.

Monitoring of forbearance
Personal
For Personal portfolios, forborne loans are separated and regularly monitored and reported while the forbearance strategy is implemented, until they exit forbearance.

Wholesale
In the Wholesale portfolio, customer PDs and facility LGDs are reassessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the co-operation of the borrower and a viable business or repayment outcome. Where forbearance is no longer appropriate, NatWest Group will consider other options such as the enforcement of security, insolvency proceedings or both, although these are options of last resort.

Provisioning requirements on forbearance are detailed in the Provisioning for forbearance section.

Credit grading models

Credit grading models is the collective term used to describe all models, frameworks and methodologies used to calculate PD, exposure at default (EAD), LGD, maturity and the production of credit grades.

Credit grading models are designed to provide:

- An assessment of customer and transaction characteristics.
- A meaningful differentiation of credit risk.
- Accurate internal default rate, loss and exposure estimates that are used in the capital calculation or wider risk management purposes.

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Credit risk continued

Impairment, provisioning and write-offs
(audited)

In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality.

NatWest Group's IFRS 9 provisioning models, which use existing Basel models as a starting point, incorporate term structures and forward-looking information. Regulatory conservatism within the Basel models has been removed as appropriate to comply with the IFRS 9 requirement for unbiased ECL estimates.

Five key areas may materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three relate to model application:

Model build:
— The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing models which are reviewed annually).
— The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for exposures in Stage 2.

Model application:
— The assessment of the SICR and the formation of a framework capable of consistent application.
— The determination of asset lifetimes that reflect behavioural characteristics while also representing management actions and processes (using historical data and experience).
— The choice of forward-looking economic scenarios and their respective probability weights.

Refer to Accounting policy 2.3 for further details.

IFRS 9 ECL model design principles (audited)

Modelling of ECL for IFRS 9 follows the conventional approach to divide the estimation of credit losses into its component parts of PD, LGD and EAD.

To meet IFRS 9 requirements, the PD, LGD and EAD parameters differ from their Pillar 1 internal ratings based (IRB) counterparts in the following aspects:

— Unbiased – material regulatory conservatism has been removed from IFRS 9 parameters to produce unbiased estimates.
— Point-in-time – IFRS 9 parameters reflect actual economic conditions at the reporting date instead of long-run average or downturn conditions.
— Forward-looking – IFRS 9 PD estimates and, where appropriate, EAD and LGD estimates reflect forward-looking economic conditions.
— Lifetime measurement – IFRS 9 PD, LGD and EAD are provided as multi-period term structures up to exposure lifetimes instead of over a fixed one-year horizon.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the PD over the remaining lifetime at the reporting date) and the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs did not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition.

PD estimates
Personal models

Personal PD models follow a discrete multi-horizon survival approach, predicting quarterly PDs up to lifetime at account level, with a key driver being scores from related IRB PD models. Forward-looking economic information is brought in by economic response models, which leverage the existing stress test model suite. The current suite of PD models was introduced in 2022 replacing the previous, first-generation models to remediate a range of model weaknesses.

Wholesale models

Wholesale PD models use a point-in-time/through-the-cycle framework to convert one-year regulatory PDs into point-in-time estimates that reflect economic conditions at the reporting date. The framework utilises credit cycle indices (CCIs) for a comprehensive set of region/industry segments. Further detail on CCIs is provided in the Economic loss drivers section.

One year point-in-time PDs are extended to forward-looking lifetime PDs using a conditional transition matrix approach and a set of econometric forecasting models.

LGD estimates

The general approach for the IFRS 9 LGD models is to leverage corresponding IRB LGD models with bespoke adjustments to ensure estimates are unbiased and, where relevant, forward-looking.

Personal

Forward-looking information has only been incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown minimal impact of economic conditions on LGDs for the other Personal portfolios.

Wholesale

Forward-looking economic information is incorporated into LGD estimates using the existing CCI framework. For low default portfolios, including sovereigns and banks, loss data is too scarce to substantiate estimates that vary with economic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

EAD estimates
Personal

The IFRS 9 Personal modelling approach for EAD is dependent on product type.

— Revolving products use the existing Basel models as a basis, with appropriate adjustments incorporating a term structure based on time to default.
— Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.

Analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Personal portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Wholesale

For Wholesale, EAD values are projected using product specific credit conversion factors (CCFs), closely following the product segmentation and approach of the respective Basel model. However, the CCFs are estimated over multi-year time horizons and contain no regulatory conservatism or downturn assumptions.

Credit risk continued

No explicit forward-looking information is incorporated, on the basis of analysis showing the temporal variation in CCFs is mainly attributable to changes in exposure management practices rather than economic conditions.

Governance and post model adjustments (audited)

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group's model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to formal approval through provisioning governance, and were categorised as follows (business level commentary is provided below):

– Deferred model calibrations – ECL adjustments where PD model monitoring indicated that actual defaults were below estimated levels but where it was judged that an implied ECL release was not supportable due to the influence of government support schemes on default levels in the past two years. As a consequence, any potential ECL release was deferred and retained on the balance sheet until modelled ECL levels are affirmed by new model parallel runs or similar analyses.

– Economic uncertainty – ECL adjustments primarily arising from uncertainties associated with the high inflation environment as well as supply chain disruption, along with the residual effect of COVID-19 and government support schemes. In all cases, management judged that additional ECL was required until further credit performance data became available as the full effects of these issues matures.
– Other adjustments – ECL adjustments where it was judged that the modelled ECL required amendment.

Post model adjustments will remain a key focus area of NatWest Group's ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to the high inflation environment and supply chain disruption.

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Credit risk continued

ECL post model adjustments
The table below shows ECL post model adjustments.

2022	Retail Banking Mortgages £m	Other £m	Private Banking £m	Commercial & Institutional £m	Central items (1) £m	Total £m
Economic uncertainty	102	51	6	191	2	352
Other adjustments	8	20	—	16	15	59
Total	110	71	6	207	17	411
Of which:						
- *Stage 1*	*62*	*27*	*3*	*63*	*—*	*155*
- *Stage 2*	*32*	*44*	*3*	*139*	*16*	*234*
- *Stage 3*	*16*	*—*	*—*	*5*	*1*	*22*
2021						
Deferred model calibrations	58	97	—	62	2	219
Economic uncertainty	60	99	5	391	29	584
Other adjustments	37	—	—	5	156	198
Total	155	196	5	458	187	1,001
Of which:						
- *Stage 1*	*9*	*5*	*—*	*15*	*5*	*34*
- *Stage 2*	*126*	*164*	*5*	*443*	*33*	*771*
- *Stage 3*	*20*	*27*	*—*	*—*	*149*	*196*

(1)   Excludes £18 million (2021 – £49 million) of post model adjustments (other £18 million (2021 – mortgages £4 million; other £45 million)) for Ulster Bank RoI disclosed as transfers to disposal groups.

Post model adjustments have reduced significantly since 31 December 2021, with notable shifts in all categories. This reflected:
− The reclassification of the Ulster Bank RoI mortgage portfolio, in Q3 2022, from amortised cost to fair value through profit or loss and continued activity on the strategic shift to exit the market.
− Removal of deferred model calibration post model adjustments following the implementation of new models as well as COVID-19 adjustments no longer being required.
− Economic uncertainty adjustments significantly reduced as many COVID-19 adjustments were no longer required, plus the deteriorating economic outlook and improved modelling approaches, resulted in increases in modelled ECL.

− Retail Banking – The judgemental post model adjustment for deferred model calibrations of £155 million held at 31 December 2021 was no longer required in the second half of 2022. This was due, firstly, to the removal of the mortgage element because of the implementation of a new IFRS 9 PD model in Q1 2022. Furthermore, the implementation of new PD models on unsecured portfolios implemented at H1 2022 negated the need for management judgement on PD calibration adjustments.

The post model adjustments for economic uncertainty were held at a broadly consistent level to 31 December 2021, totalling £153 million (2021 – £159 million). The primary element of the economic uncertainty adjustment was a £127 million ECL uplift to capture the risk on segments of the Retail portfolio that are more susceptible to the effects of a high inflation environment and the impacts on affordability.

Credit risk continued

This focuses on key affordability lenses, including customers with lower incomes in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock impact on their affordability. This adjustment superseded the previously held £26 million for COVID-19 payment holiday high-risk customers and the £69 million judgemental ECL release holdback at 31 December 2021. The current post model adjustment allocates more ECL to Stage 1 given the forward-looking nature of the risks on affordability driven by the high inflation environment, whereas the previous COVID-19 post model adjustments were focused on Stage 2, due to specific customer events (for example, high-risk payment holiday cases migrated into Stage 2).

Other judgmental overlays included a £20 million uplift to reflect forward-looking provisions relating to credit cards EAD and limit utilisation modelling considerations. There is also an ECL adjustment for higher risk residential interest only mortgages of £7 million. The £14 million post model adjustment previously held for cladding risk was removed due to management's view on the positive developments in this segment.

Commercial & Institutional – The post model adjustment for economic uncertainty reduced from £391 million to £191 million during the year. It included an overlay of £108 million to cover the residual risks from COVID-19, including the risk that government support schemes could affect future recoveries and concerns surrounding associated debt, to customers that have utilised government support schemes. Inflation and supply chain issues present significant headwinds for a number of sectors which are not fully captured in the models. An £83 million mechanistic adjustment, via a sector-level downgrade, was applied to the sectors that were considered most at risk from these headwinds.

The judgemental overlay for deferred model calibrations on the business banking portfolio was removed as COVID-19 no longer impedes the mechanistic modelling approach.

Other adjustments included an overlay of £13 million to mitigate the effect of operational timing delays in the identification and flagging of a SICR.

Significant increase in credit risk (SICR)
(audited)

Exposures that are considered significantly credit deteriorated since initial recognition are classified in Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). NatWest Group has adopted a framework to identify deterioration based primarily on relative movements in lifetime PD supported by additional qualitative backstops. The principles applied are consistent across NatWest Group and align to credit risk management practices, where appropriate.

The framework comprises the following elements:

— IFRS 9 lifetime PD assessment (the primary driver) – on modelled portfolios, the assessment is based on the relative deterioration in forward-looking lifetime PD and is assessed monthly. To assess whether credit deterioration has occurred, the residual lifetime PD at balance sheet date (which PD is established at date of initial recognition (DOIR)) is compared to the current PD. If the current lifetime PD exceeds the residual origination PD by more than a threshold amount, deterioration is assumed to have occurred and the exposure transferred into Stage 2 for a lifetime loss assessment. For Wholesale, a doubling of PD would indicate a SICR subject to a minimum PD uplift of 0.1%. For Personal portfolios, the criteria vary by risk band, with lower risk exposures needing to deteriorate more than higher risk exposures, as outlined in the following table:

Personal risk bands	PD bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
Risk band A	<0.762%	PD@DOIR + 1%
Risk band B	<4.306%	PD@DOIR + 3%
Risk band C	>=4.306%	1.7 x PD@DOIR

— Qualitative high-risk backstops – the PD assessment is complemented with the use of qualitative high-risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high-risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, Wholesale exposures managed within the Risk of Credit Loss framework, and adverse credit bureau results for Personal customers.

— Persistence (Personal and business banking customers only) – the persistence rule ensures that accounts which have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture in Stage 2. The persistence rule is applied to PD driven deterioration only.

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Credit risk continued

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:

− Criteria effectiveness – the criteria should be effective in identifying significant credit deterioration and prospective default population.
− Stage 2 stability – the criteria should not introduce unnecessary volatility in the Stage 2 population.
− Portfolio analysis – the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

Monitoring the effect on relative PD deterioration when originating new lending at times of weaker economic outlook (therefore, higher PDs at initial recognition) is important to ensure SICR criteria remains effective.

Provisioning for forbearance (audited)

Personal

The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions.

Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is likely to continue to do so.

The loan would continue to be reported as forborne until it meets the exit criteria set out by the appropriate regulatory guidance.

For ECL provisioning, all forborne but performing exposures are categorised as Stage 2 and are subject to a lifetime loss provisioning assessment. Where the forbearance treatment includes the cessation of interest on the customer balance (i.e. non-accrual), this will be treated as a Stage 3 default.

For non-performing forborne loans, the Stage 3 loss assessment process is the same as for non-forborne loans.

Wholesale

Provisions for forborne loans are assessed in accordance with normal provisioning policies. The customer's financial position and prospects – as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings – are considered in order to establish whether an impairment provision increase is required.

Wholesale loans granted forbearance are individually credit assessed in most cases. Performing loans subject to forbearance treatment are categorised as Stage 2 and subject to a lifetime loss assessment.

Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This difference will lead to a customer being classified as non-performing.

In the case of non-performing forborne loans, an individual loan impairment provision assessment generally takes place prior to forbearance being granted. The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of Wholesale loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan's revised terms, any provision is written-off or released and the balance of the loan can be returned to performing status once exit criteria, as set out by regulatory guidance, is met.

Asset lifetimes (audited)

The choice of initial recognition and asset duration is another critical judgment in determining the quantum of lifetime losses that apply.

− The date of initial recognition reflects the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at that time provides the baseline used for subsequent determination of SICR as detailed above.
− For asset duration, the approach applied (in line with IFRS 9 requirements) is:

  − Term lending – the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected prepayment and amortisation).
  − Revolving facilities – for Personal portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For Wholesale portfolios, asset duration is based on annual customer review schedules and will be set to the next review date.

In the case of credit cards, the most significant judgment is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence, a capped lifetime approach of up to 36 months is used on credit card balances. If the approach was uncapped the ECL impact is estimated at approximately £80 million (2021 – £70 million). However, credit card balances originated under the 0% balance transfer product, and representing approximately 19% of performing card balances, have their ECL calculated on a behavioural lifetime approach as opposed to being capped at a maximum of three years.

The capped approach reflects NatWest Group practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9. Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between three and ten years. Across Europe, durations are shorter and are, in some cases, as low as one year.

Credit risk continued

Economic loss drivers (audited)

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables, (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgment.

The most material economic loss drivers are shown in the table below.

Portfolio	Economic loss drivers
UK retail mortgages	UK unemployment rate, sterling swap rate, UK house price index, UK household debt to income
UK retail unsecured	UK unemployment rate, sterling swap rate, UK household debt to income
UK corporates	UK stock price index, UK GDP, Bank of England base rate
UK commercial real estate	UK stock price index, UK commercial property price index, UK GDP, Bank of England base rate

(1)   This is not an exhaustive list of economic loss drivers but shows the most material drivers for the most significant portfolios.

Economic scenarios

At 31 December 2022, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy, particularly related to high inflation resulting in a fall in real household income, economic slowdown, a rise in unemployment and asset price declines.

For 2022, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Upside – This scenario assumes a robust growth through 2023 as consumers dip into excess savings built up since the COVID-19 pandemic and further helped by fiscal support and strong business investment. The labour market remains resilient, with the unemployment rate remaining below pre-COVID-19 levels. Inflation retraces sharply and that does not necessitate significantly more tightening. The housing market slows down compared to the previous year but still remains robust.

Base case – High inflation and significant monetary policy tightening leads to a mild recession in 2023. Fiscal support remains key in containing the impact. Unemployment rate rises modestly but job losses are contained. Inflation moderates over medium-term and falls to the target levels in 2024. Housing market experiences price decline and lower activity but the extent of the decline is lower than that experienced during prior stresses.

Since 31 December 2021, the outlook has deteriorated as energy prices surged and cost of living crisis intensified. As a result, the base case is more pessimistic. The mild recession in 2023 contrasts with last year's assumption of a muted growth. House price correction contrasts with previous year's assumptions of a modest growth. In previous scenario, unemployment rate was expected to increase very modestly while inflation and interest rate rises last year were also relatively muted.

Downside – Inflation rises on the back of further energy price spikes. The high inflation environment leads to the economy falling under recession. As demand dries up, inflation rapidly declines. Policy rates are raised initially but then quickly eased to assist in recovery. Unemployment is more than the base case scenario while house prices experience declines comparable to previous episodes of stress.

Extreme downside – This scenario assumes high and persistent inflation. Households see the highest recorded decline in real income. Policy rate rises to levels last seen in early 2000. Resulting economic recession is deep and leads to widespread job losses. House prices lose approximately a third of their value while unemployment rate rises to level above those seen during the 2008 financial crisis.

The previous year's extreme downside also included a deep recession, labour market deterioration and asset price falls, but the current scenario explores these risks in a high inflation, high rates environment.

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Credit risk continued

Economic loss drivers (audited)

The tables and commentary below provide details of the key economic loss drivers under the four scenarios.

The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the main macroeconomic variables table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the Bank of England base rate. The house price index and commercial real estate figures show the total change in each asset over five years.

Main macroeconomic variables	2022					2021				
	Upside	Base case	Downside	Extreme downside	Weighted average	Upside	Base case	Downside	Extreme downside	Weighted average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP - CAGR	1.6	0.8	0.2	(0.2)	0.7	2.4	1.7	1.4	0.6	1.8
Unemployment - average	3.9	4.6	5.1	7.2	5.0	3.5	4.2	4.8	6.7	4.2
House price index - total change	21.5	(1.3)	(6.0)	(22.4)	(1.3)	22.7	12.1	4.3	(5.3)	12.8
Bank of England base rate - average	2.6	3.3	1.5	4.9	3.1	1.5	0.8	0.7	(0.5)	0.9
Commercial real estate price - total change	(0.1)	(14.4)	(17.2)	(38.3)	(16.1)	18.2	7.2	5.5	(6.4)	9.5
Consumer price index - CAGR	2.4	3.0	3.1	7.0	3.6	2.7	2.5	3.1	1.5	2.6
UK stock price index - total change	22.6	13.9	1.8	(8.5)	9.5	36.6	24.9	12.5	0.2	24.7
World GDP - CAGR	3.7	3.3	1.6	1.0	2.7	3.5	3.2	2.6	0.6	3.1
Probability weight	18.6	45.0	20.8	15.6		30.0	45.0	20.0	5.0	

(1) The five year period starts after Q3 2022 for 31 December 2022 and Q3 2021 for 31 December 2021.
(2) CAGR and total change figures are not comparable with 31 December 2021 data, as the starting quarters differ.

Probability weightings of scenarios

A subjective approach for assigning probability weight was used during COVID-19 due to the scale of the economic effect of COVID-19 and the range of recovery paths. Similarly, a subjective approach was used at 30 September 2022, to reflect the deteriorating outlook and shifting balance of risks in the given set of scenarios. However, NatWest Group's quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach has been reinstated and is used for 31 December 2022.

The approach involves comparing UK GDP paths for NatWest Group's scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. Probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. Since 31 December 2021, high inflation posed significant challenge to the economy and there is considerable uncertainty to the economic outlook, with respect to persistence and range of outcomes on inflation and its subsequent effects on household real income and economic activity. Given that backdrop, NatWest Group judges it appropriate to assign higher probability weights on downside-biased scenarios than at 31 December 2021. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 18.6% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 20.8% weighting applied to the downside scenario and a 15.6% weighting applied to the extreme downside scenario. Compared to 30 June 2022, the probability weights were broadly similar, but with additional modest downside skew.

Credit risk continued
Economic loss drivers

UK gross domestic product (£bn)



Bank of England base rate (%)



UK unemployment rate (%)



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Credit risk continued
Economic loss drivers (audited)
Annual figures

GDP - annual growth

	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2022	4.4	4.4	4.4	4.4	4.4
2023	2.2	(0.9)	(2.8)	(3.1)	(1.1)
2024	1.9	0.7	(0.4)	(1.6)	0.4
2025	1.2	1.0	1.9	1.2	1.3
2026	1.2	1.4	1.2	1.2	1.3
2027	1.4	1.5	1.1	1.2	1.4

Commercial real estate price - four quarter change

	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2022	(2.6)	(2.6)	(2.6)	(2.6)	(2.6)
2023	2.1	(8.4)	(19.7)	(22.4)	(11.0)
2024	1.9	(0.5)	2.8	(29.1)	(3.2)
2025	2.7	1.3	3.7	6.7	2.6
2026	2.2	1.0	3.8	8.5	2.6
2027	0.6	1.0	2.3	8.6	2.0

Unemployment rate - annual average

	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2022	3.8	3.8	3.8	3.8	3.8
2023	3.9	4.4	5.0	6.0	4.7
2024	3.9	4.9	5.7	8.4	5.4
2025	4.0	4.8	5.2	8.0	5.2
2026	4.0	4.6	5.0	7.4	5.0
2027	4.0	4.3	5.1	6.7	4.8

Consumer price index - four quarter change

	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2022	11.2	11.2	11.2	11.2	11.2
2023	2.2	3.7	6.0	17.0	6.0
2024	1.0	2.7	1.0	8.8	3.1
2025	2.0	2.0	2.0	2.7	2.1
2026	2.0	1.9	2.0	2.3	2.0
2027	2.0	1.9	2.0	2.0	2.0

House price index - four quarter change

	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2022	6.9	6.9	6.9	6.9	6.9
2023	7.5	(7.8)	(13.7)	(10.4)	(6.6)
2024	4.5	(0.9)	(7.7)	(15.2)	(3.2)
2025	3.0	2.9	4.8	(8.3)	1.8
2026	3.5	3.4	8.3	7.2	4.8
2027	3.4	3.4	6.3	6.6	4.3

UK stock price index - four quarter change

	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2022	(3.4)	(3.4)	(3.4)	(3.4)	(3.4)
2023	9.1	4.1	(20.6)	(45.0)	(7.8)
2024	4.0	1.9	9.7	24.9	5.9
2025	4.5	4.0	8.8	16.7	6.4
2026	4.9	4.4	7.0	11.0	5.8
2027	4.0	4.3	6.6	9.9	5.4

Bank of England base rate - annual average

	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2022	1.49	1.49	1.49	1.49	1.49
2023	3.27	3.94	2.94	5.38	3.83
2024	2.71	3.75	1.00	5.95	3.33
2025	2.29	3.25	1.00	5.28	2.92
2026	2.25	3.00	1.00	4.46	2.67
2027	2.06	2.75	1.00	3.64	2.40

Worst points

	31 December 2022					31 December 2021				
	Downside %	Quarter	Extreme downside %	Quarter	Weighted average %	Downside %	Quarter	Extreme downside %	Quarter	Weighted average %
GDP	(3.9)	Q4 2023	(5.4)	Q4 2023	(1.5)	(1.8)	Q1 2022	(7.9)	Q1 2022	—
Unemployment rate (peak)	6.0	Q1 2024	8.5	Q3 2024	5.4	5.4	Q1 2023	9.4	Q4 2022	4.5
House price index	(21.3)	Q1 2025	(31.7)	Q3 2025	(10.6)	(3.0)	Q3 2023	(26.0)	Q2 2023	—
Bank of England base rate	4.0	Q1 2023	6.0	Q1 2024	4.1	1.5	Q4 2022	(0.5)	Q2 2022	1.2
Commercial real estate price	(26.8)	Q4 2023	(50.3)	Q3 2024	(21.8)	(2.5)	Q1 2022	(29.8)	Q3 2022	—
Consumer price index	15.7	Q1 2023	17.0	Q4 2023	11.7	7.9	Q4 2022	4.3	Q1 2022	5.5
UK stock price index	(24.0)	Q4 2023	(47.3)	Q4 2023	(11.7)	(12.2)	Q1 2022	(37.1)	Q2 2022	(1.2)

(1) For the unemployment rate, the figures show the peak levels. For the Bank of England base rate, the figures show highest or lowest levels. For the consumer price index, the figures show the highest annual percentage change. For other parameters, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q3 2022 for 31 December 2022 scenarios.

Credit risk continued

Economic loss drivers (audited)

Use of the scenarios in Personal lending

Personal lending follows a discrete scenario approach. The PD and LGD values for each discrete scenario are calculated using product specific economic response models. Each account has a PD and LGD calculated as probability weighted averages across the suite of economic scenarios.

Use of the scenarios in Wholesale lending

The Wholesale lending ECL methodology is based on the concept of CCIs. The CCIs represent, similar to the exogenous component in Personal, all relevant economic loss drivers for a region/industry segment aggregated into a single index value that describes the loss rate conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long run average levels and a negative CCI value corresponds to loss rates above long-run average levels.

The individual economic scenarios are translated into forward-looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption to gradually revert to the long-run average CCI value of zero in the outer years of the projection horizon.

Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection.

The rationale for the Wholesale approach is the long-standing observation that loss rates in Wholesale portfolios tend to follow regular cycles. This allows NatWest Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from using the discrete macro-economic scenarios alone.

Business Banking, while part of the Wholesale segment for reporting purposes, utilises the Personal lending rather than the Wholesale lending methodology.

UK economic uncertainty

The high inflation environment and supply chain disruption are presenting significant headwinds for some businesses and sectors. These are a result of various factors and in many cases are compounding and look set to remain a feature of the economic environment into 2023. NatWest Group has considered where these are most likely to affect the customer base. Furthermore, the rising cost of borrowing during 2022 for both businesses and consumers presents an additional affordability challenge for many borrowers.

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the unique high inflation environment, low unemployment base-case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section.

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Economic loss drivers (audited)

Model monitoring and enhancement

Throughout 2022, default rates in the UK Personal and Wholesale portfolios moderately increased but remained generally at, or somewhat below, pre-COVID-19 levels. This is based on a normalised view removing the effects of the new definition of default, introduced from 1 January 2022, in accordance with new prudential regulation. As in 2021, model recalibrations to adjust for overprediction have been deferred where applicable, based on the judgment that default rate actuals may still be supressed as a result of government support provided throughout COVID-19.

The suite of UK Personal PD models and some Personal LGD models were redeveloped in 2022 removing the need for a number of previously applied post model ECL adjustments to account for model weaknesses.

In Wholesale lending, new economic response models were introduced in 2022 for the UK corporate segments, that follow an improved modelling approach and put higher weight on stock price indices compared to previous models.

The economic response models for Personal and Wholesale do not include direct inflation drivers, due to low inflation seen throughout the data history available for modelling (typically starting in early 2000s with some variation across products).

The effect of inflation is deemed to be partially reflected through other drivers present in the models, especially in Wholesale lending, where new models with a higher weight on stock price indices were introduced for the most material portfolios.

As detailed in the Governance and post model adjustments section, ECL adjustments were applied where management judged inflation risk was not fully reflected through the models.

The use of direct inflation drivers in the economic response models will be reviewed considering additional credit outcome data in 2023.

Government guarantees

A number of support schemes were introduced in response to COVID-19 with the UK government guaranteeing part of the loan. The Bounce Back Loan Scheme is 100% guaranteed. For the Coronavirus Business Interruption Loan Scheme and the Coronavirus Large Business Interruption Loan Scheme the government guarantee is 80%. NatWest Group recognises lower LGDs for these lending products as a result, with 0% applied to the government-guaranteed part of the exposure. NatWest Group does not directly adjust the measurement of PD due to the government guarantee and continues to move exposures into Stage 2 and Stage 3 where a significant deterioration in credit risk or a default is identified.

Wholesale support schemes*

The table below shows the sector split for BBLS as well as associated debt split by stage. Associated debt refers to the non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount								ECL on associated debt		
	BBL				Associated debt						
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale											
Property	1,029	197	51	1,277	908	217	61	1,186	10	15	27
Financial institutions	24	4	—	28	9	2	—	11	—	—	1
Sovereigns	5	1	1	7	2	—	—	2	—	—	—
Corporate	3,165	629	338	4,132	2,302	872	116	3,290	26	56	69
Of which:											
Agriculture	*221*	*74*	*4*	*299*	*819*	*297*	*22*	*1,138*	*6*	*14*	*11*
Airlines and aerospace	*3*	*1*	*—*	*4*	*—*	*1*	*—*	*1*	*—*	*—*	*—*
Automotive	*221*	*34*	*10*	*265*	*100*	*37*	*5*	*142*	*1*	*2*	*3*
Chemicals	*6*	*1*	*—*	*7*	*9*	*1*	*—*	*10*	*—*	*—*	*—*
Health	*165*	*23*	*4*	*192*	*271*	*92*	*9*	*372*	*2*	*4*	*4*
Industrials	*131*	*21*	*5*	*157*	*77*	*20*	*4*	*101*	*1*	*2*	*2*
Land transport & logistics	*122*	*25*	*8*	*155*	*51*	*16*	*4*	*71*	*1*	*2*	*3*
Leisure	*471*	*108*	*28*	*607*	*336*	*161*	*27*	*524*	*5*	*12*	*16*
Mining & metals	*5*	*1*	*—*	*6*	*5*	*1*	*—*	*6*	*—*	*—*	*—*
Oil and gas	*6*	*1*	*—*	*7*	*2*	*2*	*—*	*4*	*—*	*—*	*—*
Power utilities	*3*	*1*	*—*	*4*	*3*	*4*	*—*	*7*	*—*	*—*	*—*
Retail	*554*	*102*	*26*	*682*	*283*	*94*	*14*	*391*	*4*	*7*	*10*
Shipping	*2*	*—*	*—*	*2*	*1*	*3*	*—*	*4*	*—*	*—*	*—*
Water & waste	*15*	*2*	*1*	*18*	*10*	*3*	*—*	*13*	*—*	*—*	*—*
Total	4,223	831	390	5,444	3,221	1,091	177	4,489	36	71	97

Credit risk continued
Economic loss drivers (audited)

31 December 2021	Gross carrying amount								ECL on associated debt		
	BBL				Associated debt						
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale											
Property	1,480	218	99	1,797	1,232	165	55	1,452	3	13	18
Financial institutions	33	5	1	39	9	20	3	32	—	1	—
Sovereigns	7	1	—	8	2	—	—	2	—	—	—
Corporate	4,593	703	334	5,630	2,481	1,087	84	3,652	10	66	34
Of which:											
Agriculture	302	86	6	394	827	396	14	1,237	3	17	4
Airlines and aerospace	5	1	1	7	1	1	—	2	—	—	—
Automotive	309	43	21	373	119	39	2	160	1	2	1
Chemicals	10	1	—	11	6	1	—	7	—	—	—
Health	233	26	7	266	287	131	13	431	1	7	3
Industrials	181	23	8	212	79	25	2	106	—	2	1
Land transport & logistics	180	32	19	231	57	26	2	85	—	2	1
Leisure	706	122	55	883	367	208	25	600	1	15	9
Mining & metals	6	1	1	8	6	1	—	7	—	—	—
Oil and gas	8	2	1	11	3	1	—	4	—	—	—
Power utilities	4	1	—	5	4	4	—	8	—	—	—
Retail	800	109	47	956	310	127	8	445	2	7	4
Shipping	3	—	—	3	3	3	—	6	—	—	—
Water & waste	23	3	1	27	11	4	—	15	—	—	—
Total	6,113	927	434	7,474	3,724	1,272	142	5,138	13	80	52

*Not within audit scope.

Measurement uncertainty and ECL sensitivity analysis (audited)

The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 31 December 2022. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated. These scenarios are used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

NatWest Group's core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

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Credit risk continued
Measurement uncertainty and ECL sensitivity analysis (audited)

2022	Actual	Base scenario	Moderate upside scenario	Moderate downside scenario	Extreme downside scenario
Stage 1 modelled loans (£m)					
Retail Banking - mortgages	163,705	164,479	170,648	162,649	152,339
Retail Banking - unsecured	7,845	8,032	8,589	7,772	6,375
Wholesale - property	26,748	27,626	28,175	25,750	17,447
Wholesale - non-property	106,837	112,045	115,167	100,159	79,525
	305,135	312,182	322,579	296,330	255,686
Stage 1 modelled ECL (£m)					
Retail Banking - mortgages	71	72	76	70	65
Retail Banking - unsecured	172	175	176	176	141
Wholesale - property	107	81	63	135	130
Wholesale - non-property	250	233	204	287	292
	600	561	519	668	628
Stage 1 coverage (%)					
Retail Banking - mortgages	0.04%	0.04%	0.04%	0.04%	0.04%
Retail Banking - unsecured	2.19%	2.18%	2.05%	2.26%	2.21%
Wholesale - property	0.40%	0.29%	0.22%	0.52%	0.75%
Wholesale - non-property	0.23%	0.21%	0.18%	0.29%	0.37%
	0.20%	0.18%	0.16%	0.23%	0.25%
Stage 2 modelled loans (£m)					
Retail Banking - mortgages	18,819	18,045	11,876	19,875	30,185
Retail Banking - unsecured	3,126	2,939	2,382	3,199	4,596
Wholesale - property	4,411	3,533	2,984	5,409	13,712
Wholesale - non-property	20,660	15,452	12,330	27,338	47,972
	47,016	39,969	29,572	55,821	96,465
Stage 2 modelled ECL (£m)					
Retail Banking - mortgages	61	57	40	65	97
Retail Banking - unsecured	389	373	304	398	553
Wholesale - property	105	77	51	134	573
Wholesale - non-property	440	311	236	523	1,309
	995	818	631	1,120	2,532
Stage 2 coverage (%)					
Retail Banking - mortgages	0.32%	0.32%	0.34%	0.33%	0.32%
Retail Banking - unsecured	12.44%	12.69%	12.76%	12.44%	12.03%
Wholesale - property	2.38%	2.18%	1.71%	2.48%	4.18%
Wholesale - non-property	2.13%	2.01%	1.91%	1.91%	2.73%
	2.12%	2.05%	2.13%	2.01%	2.62%
Stage 1 and Stage 2 modelled loans (£m)					
Retail Banking - mortgages	182,524	182,524	182,524	182,524	182,524
Retail Banking - unsecured	10,971	10,971	10,971	10,971	10,971
Wholesale - property	31,159	31,159	31,159	31,159	31,159
Wholesale - non-property	127,497	127,497	127,497	127,497	127,497
	352,151	352,151	352,151	352,151	352,151
Stage 1 and Stage 2 modelled ECL (£m)					
Retail Banking - Mortgages	132	129	116	135	162
Retail Banking - Unsecured	561	548	480	574	694
Wholesale - property	212	158	114	269	703
Wholesale - non-property	690	544	440	810	1,601
	1,595	1,379	1,150	1,788	3,160
Stage 1 and Stage 2 coverage (%)					
Retail Banking - Mortgages	0.07%	0.07%	0.06%	0.07%	0.09%
Retail Banking - Unsecured	5.11%	4.99%	4.38%	5.23%	6.33%
Wholesale - property	0.68%	0.51%	0.37%	0.86%	2.26%
Wholesale - non-property	0.54%	0.43%	0.35%	0.64%	1.26%
	0.45%	0.39%	0.33%	0.51%	0.90%
Reconciliation to Stage 1 and Stage 2 ECL (£m)					
ECL on modelled exposure	1,595	1,379	1,150	1,788	3,160
ECL on UBIDAC modelled exposures	39	39	39	39	39
ECL on non-modelled exposures	41	41	41	41	41
Total Stage 1 and Stage 2 ECL (£m)	1,675	1,459	1,230	1,868	3,240
Variance to actual total Stage 1 and Stage 2 ECL (£m)		(216)	(445)	193	1,565

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Risk and capital management *continued*

Measurement uncertainty and ECL sensitivity analysis continued (audited)

2022	Actual	Base scenario	Moderate upside scenario	Moderate downside scenario	Extreme downside scenario
Reconciliation to Stage 1 and Stage 2 Flow Exposure (£m)					
Modelled loans	352,151	352,151	352,151	352,151	352,151
UBIDAC loans	4,171	4,171	4,171	4,171	4,171
Non-modelled loans	21,566	21,566	21,566	21,566	21,566
Other asset classes	178,133	178,133	178,133	178,133	178,133

(1)   Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 31 December 2022 and therefore does not include variation in future undrawn exposure values.

(2)   Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.

(3)   Exposures related to Ulster Bank RoI continuing operations were not included in the simulations, the current Ulster Bank RoI ECL has been included across all scenarios to enable reconciliation to other disclosures.

(4)   All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 31 December 2022. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.

(5)   Refer to the Economic loss drivers section for details of economic scenarios.

(6)   Refer to the NatWest Group 2021 Annual Report and Accounts for 2021 comparatives.

Credit risk continued
Measurement uncertainty and ECL adequacy
(audited)

- During 2022, overall modelled ECL increased reflecting portfolio growth alongside a deteriorating view on economic outlook. Judgmental ECL post model adjustments, although reduced in value terms since 31 December 2021, continued to reflect economic uncertainty with the expectation of increased defaults in 2023 and beyond, and represented 12% of total ECL (2021 – 26%).
- If the economics were as negative as observed in the extreme downside, total Stage 1 and Stage 2 ECL was simulated to increase by £1.6 billion (approximately 93%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
- In the Wholesale portfolio, there was a significant increase in ECL under both a moderate and extreme downside scenario. The Wholesale property ECL increase was driven by commercial real estate prices which show negative growth until 2024 and significant deterioration in the stock index. The non-property increase was mainly due to GDP contraction and significant deterioration in the stock index.

- The changes in the economic outlook and scenarios used in the IFRS 9 MES framework at 31 December 2022 resulted in an increase in modelled ECL. Given that continued uncertainty remains due to the high inflation environment and supply chain disruption, NatWest Group utilised a framework of quantitative and qualitative measures to support the directional change and levels of ECL coverage, including economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.
- As the effects of the high inflation environment and supply chain disruption evolve during 2022 and into 2023 and government support schemes have to be serviced, there is a risk of credit deterioration. However, the income statement effect of this will be mitigated by the forward-looking provisions retained on the balance sheet at 31 December 2022.
- There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors would include an adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates.

Movement in ECL provision*
The table below shows the main ECL provision movements during the year.

	ECL provision £m
At 1 January 2022	3,806
Transfers to disposal groups and reclassifications	(338)
Changes in economic forecast	341
Changes in risk metrics and exposure: Stage 1 and Stage 2	14
Changes in risk metrics and exposure: Stage 3	576
Judgmental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(428)
Write-offs and other	(537)
At 31 December 2022	3,434
At 1 January 2021	6,186
2021 movements	(2,380)
At 31 December 2021	3,806

*Not within audit scope.

Credit risk – Banking activities
Introduction

This section details the credit risk profile of NatWest Group's banking activities. Refer to Accounting policy 2.3 and Note 15 to the consolidated financial statements for policies and critical judgments relating to impairment loss determination.

Presentation of discontinued operations and assets and liabilities of disposal groups

Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since the beginning of 2022 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans.

Successful migration of six tranches of performing commercial loans to AIB was completed during 2022, with €2.1 billion of gross performing loans being fully migrated by year-end. It is expected that remaining migrations of commercial customers will be materially completed in phases over H1 2023. Colleagues who are wholly or mainly assigned to supporting this part of the business are in the process of getting transferred to AIB under Transfer of Undertakings, Protection of Employment (TUPE) arrangements, with more than half having completed their move by the end of 2022. Losses on disposal of €123 million have been recognised in 2022 in respect of the migrations completed to date.

Agreement with Permanent TSB Group Holdings p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.

c.€5 billion of performing non-tracker mortgages migrated to PTSB in November 2022, with the remaining balances expected to migrate during H1 2023. In January 2023, 25 branches transferred to PTSB. The remaining performing non-tracker mortgages, micro-SME loans, Lombard Asset Finance business and all remaining eligible colleagues who will move under TUPE regulations, are also expected to transfer in 2023.

Agreement with AIB for the sale of performing tracker and linked mortgages.

In January 2023 the Competition and Consumer Protection Commission (CCPC) granted approval on the portfolio sale of performing tracker and linked mortgages to AIB. Completion of this sale is expected to occur in Q2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Comparatives have been re-presented from those previously published to reclassify certain items as discontinued operations. Ulster Bank RoI continuing operations are now reported within Group central items & other. In 2022 we reclassified mortgage loans to fair value through profit or loss, which resulted in a €453 million reduction in mortgage financial assets in UBIDAC to 31 December 2022. This reclassification applies across both our continuing and discontinued operations.

Refer to Note 8 to the consolidated financial statements for further details.

Financial instruments within the scope of the IFRS 9 ECL framework (audited)

Refer to Note 10 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment. The table below excludes loans in disposal group of £1.5 billion (2021 – £9.1 billion).

	31 December 2022			31 December 2021		
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	554.3			596.1		
In scope of IFRS 9 ECL framework	550.3			590.9		
% in scope	99%			99%		
Loans to customers - in scope - amortised cost	370.1	3.3	366.8	361.9	3.7	358.2
Loans to customers - in scope - FVOCI	0.1	—	0.1	0.3	—	0.3
Loans to banks - in scope - amortised cost	6.9	—	6.9	7.6	—	7.6
Total loans - in scope	377.1	3.3	373.8	369.8	3.7	366.1
Stage 1	325.2	0.6	324.6	330.8	0.3	330.5
Stage 2	46.8	0.9	45.9	34.0	1.4	32.6
Stage 3	5.1	1.8	3.3	5.0	2.0	3.0
Other financial assets - in scope - amortised cost	156.4	—	156.4	184.4	—	184.4
Other financial assets - in scope - FVOCI	16.8	—	16.8	36.7	—	36.7
Total other financial assets - in scope	173.2	—	173.2	221.1	—	221.1
Stage 1	172.4	—	172.4	220.8	—	220.8
Stage 2	0.8	—	0.8	0.3	—	0.3
Out of scope of IFRS 9 ECL framework	4.0	na	4.0	5.2	na	5.2
Loans to customers - out of scope - amortised cost	(0.4)	na	(0.4)	0.8	na	0.8
Loans to banks - out of scope - amortised cost	0.2	na	0.2	0.1	na	0.1
Other financial assets - out of scope - amortised cost	4.1	na	4.1	4.0	na	4.0
Other financial assets - out of scope - FVOCI	0.1	na	0.1	0.3	na	0.3

na = not applicable

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Credit risk – Banking activities
Financial instruments within the scope of the IFRS 9 ECL framework continued (audited)

The assets outside the scope of IFRS 9 ECL framework were as follows:

– Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £4.3 billion (2021 – £3.7 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
– Equity shares of £0.4 billion (2021 – £0.3 billion) as not within the IFRS 9 ECL framework by definition.
– Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope – £(0.6) billion (2021 – £0.8 billion).
– NatWest Group originated securitisations, where ECL was captured on the underlying loans of £nil billion (2021 – £0.4 billion).

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 26 to the consolidated financial statements, reputationally-committed limits were also included in the scope of the IFRS 9 ECL framework. These were offset by £(0.1) billion (2021 – £0.8 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £137.2 billion (2021 – £127.9 billion) comprised Stage 1 £119.2 billion (2021 – £119.5 billion); Stage 2 £17.3 billion (2021 – £7.8 billion); and Stage 3 £0.7 billion (2021 – £0.6 billion).

The ECL relating to off balance sheet exposures was £0.1 billion (2021 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.4 billion (2021 – £3.8 billion) included ECL for both on and off balance sheet exposures for non-disposal groups.

Credit risk – Banking activities continued
Segment analysis – portfolio summary (audited)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Loans - amortised cost and FVOCI					
Stage 1	174,727	18,367	108,791	23,339	325,224
Stage 2	21,561	801	24,226	245	46,833
Stage 3	2,565	242	2,166	123	5,096
Of which: individual	—	168	905	48	1,121
Of which: collective	2,565	74	1,261	75	3,975
Subtotal excluding disposal group loans	198,853	19,410	135,183	23,707	377,153
Disposal group loans				1,502	1,502
Total				25,209	378,655
ECL provisions (1)					
Stage 1	251	21	342	18	632
Stage 2	450	14	534	45	1,043
Stage 3	917	26	747	69	1,759
Of which: individual	—	26	251	10	287
Of which: collective	917	—	496	59	1,472
Subtotal excluding ECL provisions on disposal group loans	1,618	61	1,623	132	3,434
ECL on disposal group loans				53	53
Total				185	3,487
ECL provisions coverage (2)					
Stage 1 (%)	0.14	0.11	0.31	0.08	0.19
Stage 2 (%)	2.09	1.75	2.20	18.37	2.23
Stage 3 (%)	35.75	10.74	34.49	56.10	34.52
ECL provisions coverage excluding disposal group loans	0.81	0.31	1.20	0.56	0.91
ECL provisions coverage on disposal group loans				3.53	3.53
Total				0.73	0.92
Impairment (releases)/losses					
ECL (release)/charge (3)	229	(2)	122	(12)	337
Stage 1	(146)	2	(135)	(11)	(290)
Stage 2	268	(7)	108	24	393
Stage 3	107	3	149	(25)	234
Of which: individual	—	3	57	(6)	54
Of which: collective	107	—	92	(19)	180
Continuing operations	229	(2)	122	(12)	337
Discontinued operations				(71)	(71)
Total				(83)	266
Amounts written-off	216	15	224	27	482
Of which: individual	—	15	153	—	168
Of which: collective	216	—	71	27	314

For the notes to this table refer to the following page.

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Credit risk – Banking activities continued
Segment analysis – portfolio summary (audited)

2021	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Loans - amortised cost and FVOCI					
Stage 1	168,013	17,600	107,368	37,843	330,824
Stage 2	13,594	967	18,477	943	33,981
Stage 3	1,884	270	2,081	787	5,022
Of which: individual	—	270	884	61	1,215
Of which: collective	1,884	—	1,197	726	3,807
Subtotal excluding disposal group loans	*183,491*	*18,837*	*127,926*	*39,573*	*369,827*
Disposal group loans				9,084	9,084
Total				48,657	378,911
ECL provisions (1)					
Stage 1	134	12	129	27	302
Stage 2	590	29	784	75	1,478
Stage 3	850	37	751	388	2,026
Of which: individual	—	37	313	13	363
Of which: collective	850	—	438	375	1,663
Subtotal excluding ECL provisions on disposal group loans	*1,574*	*78*	*1,664*	*490*	*3,806*
ECL provisions on disposal group loans				109	109
Total				599	3,915
ECL provisions coverage (2)					
Stage 1 (%)	0.08	0.07	0.12	0.07	0.09
Stage 2 (%)	4.34	3.00	4.24	7.95	4.35
Stage 3 (%)	45.12	13.70	36.09	49.30	40.34
ECL provisions coverage excluding disposal group loans	*0.86*	*0.41*	*1.30*	*1.24*	*1.03*
ECL provisions coverage on disposal group loans				*1.20*	*1.20*
Total				1.23	1.03
Impairment (releases)/losses					
ECL (release)/charge (3,4)	(36)	(54)	(1,160)	77	(1,173)
Stage 1	(387)	(45)	(872)	(13)	(1,317)
Stage 2	157	(15)	(299)	(7)	(164)
Stage 3	194	6	11	97	308
Of which: individual	—	6	16	(2)	20
Of which: collective	194	—	(5)	99	288
Continuing operations	*(36)*	*(54)*	*(1,160)*	*77*	*(1,173)*
Discontinued operations				*(162)*	*(162)*
Total				(85)	(1,335)
Amounts written-off	220	6	562	88	876
Of which: individual	—	6	449	—	455
Of which: collective	220	—	113	88	421

(1) Includes loans to customers and banks.
(2) Includes £3 million (2021 – £5 million) related to assets classified as FVOCI and £0.1 billion (2021 – £0.1 billion) related to off-balance sheet exposures.
(3) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(4) Includes a £3 million charge (2021 – £3 million release) related to other financial assets, of which nil (2021 – £2 million release) related to assets classified as FVOCI; and £5 million release (2021 – £34 million release) related to contingent liabilities.
(5) The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to the Financial instruments within the scope of the IFRS 9 ECL framework section for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £143.3 billion (2021 – £176.3 billion) and debt securities of £29.9 billion (2021 – £44.9 billion).

– Stage 1 and Stage 2 modelled ECL increased due to deterioration in forward-looking economics, although the Stage 2 growth was more than offset by reductions in post model adjustments.
– Stage 2 loans increased during 2022 in line with portfolio growth alongside deterioration in forward-looking economics as a result of the high inflation environment and supply chain disruption growing throughout the second half of the year.

– Stage 3 loans increased, as write-offs and repayments were more than offset by the effect of the new regulatory definition of default, which in isolation led to an increase of approximately £0.7 billion in Stage 3 balances, mostly in mortgages.
– Underlying flows into default remained subdued during 2022. However, it is expected that defaults will increase in 2023 as growing inflationary pressures on businesses, consumers and the broader economy continue to evolve.
– There was a significant reduction in loans, ECL, and coverage in Central items & other due to the phased withdrawal of Ulster Bank RoI.

Credit risk – Banking activities continued
Segment analysis – portfolio summary (audited)

The table below shows Ulster Bank RoI disposal groups for Personal and Wholesale, by stage, for gross loans, off-balance sheet exposures and ECL. The tables in the rest of the Credit risk section are shown on a continuing basis and therefore exclude these exposures.

| | Loans - amortised cost and FVOCI | | | | Off-balance sheet | | ECL provisions | | | |
| | Stage 1 | Stage 2 | Stage 3 | Total | Loan commitments | Contingent liabilities | Stage 1 | Stage 2 | Stage 3 | Total |
2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	—	—	—	—	—	—	—	—	—	—
Wholesale	1,269	193	40	1,502	413	19	17	19	17	53
Total	1,269	193	40	1,502	413	19	17	19	17	53
2021										
Personal	5,547	210	34	5,791	—	—	4	6	7	17
Wholesale	2,647	639	7	3,293	1,665	115	10	78	4	92
Total	8,194	849	41	9,084	1,665	115	14	84	11	109

(1) Ulster Bank mortgages moves to fair value in 2023 and are no longer subject to ECL assessment. Due to fair value treatment this portfolio is no longer included in the 2022 figures of credit risk tables for either disposal or non-disposal groups.

STRATEGIC REPORT

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RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Credit risk – Banking activities continued
Segmental loans and impairment metrics (audited)

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

| 2022 | Gross loans | | | | | | | ECL provisions (2) | | | | | | |
| | | Stage 2 (1) | | | | | | | Stage 2 (1) | | | | | |
	Stage 1 £m	Not past due £m	1-30 DPD £m	>30 DPD £m	Total £m	Stage 3 £m	Total £m	Stage 1 £m	Not past due £m	1-30 DPD £m	>30 DPD £m	Total £m	Stage 3 £m	Total £m
Retail Banking	174,727	20,653	605	303	21,561	2,565	198,853	251	406	14	30	450	917	1,618
Private Banking	18,367	730	39	32	801	242	19,410	21	14	—	—	14	26	61
Personal	*15,182*	*122*	*35*	*16*	*173*	*207*	*15,562*	*5*	*1*	*—*	*—*	*1*	*17*	*23*
Wholesale	*3,185*	*608*	*4*	*16*	*628*	*35*	*3,848*	*16*	*13*	*—*	*—*	*13*	*9*	*38*
Commercial & Institutional	108,791	22,520	956	750	24,226	2,166	135,183	342	491	26	17	534	747	1,623
Personal	*2,475*	*17*	*17*	*7*	*41*	*46*	*2,562*	*3*	*1*	*—*	*—*	*1*	*12*	*16*
Wholesale	*106,316*	*22,503*	*939*	*743*	*24,185*	*2,120*	*132,621*	*339*	*490*	*26*	*17*	*533*	*735*	*1,607*
Central items & other	23,339	234	4	7	245	123	23,707	18	42	1	2	45	69	132
Personal	*54*	*70*	*3*	*6*	*79*	*13*	*146*	*1*	*11*	*1*	*2*	*14*	*11*	*26*
Wholesale	*23,285*	*164*	*1*	*1*	*166*	*110*	*23,561*	*17*	*31*	*—*	*—*	*31*	*58*	*106*
Total loans	325,224	44,137	1,604	1,092	46,833	5,096	377,153	632	953	41	49	1,043	1,759	3,434
Of which:														
Personal	*192,438*	*20,862*	*660*	*332*	*21,854*	*2,831*	*217,123*	*260*	*419*	*15*	*32*	*466*	*957*	*1,683*
Wholesale	*132,786*	*23,275*	*944*	*760*	*24,979*	*2,265*	*160,030*	*372*	*534*	*26*	*17*	*577*	*802*	*1,751*
2021														
Retail Banking	168,013	12,275	863	456	13,594	1,884	183,491	134	516	38	36	590	850	1,574
Private Banking	17,600	902	27	38	967	270	18,837	12	29	—	—	29	37	78
Personal	*14,350*	*137*	*24*	*11*	*172*	*232*	*14,754*	*6*	*2*	*—*	*—*	*2*	*18*	*26*
Wholesale	*3,250*	*765*	*3*	*27*	*795*	*38*	*4,083*	*6*	*27*	*—*	*—*	*27*	*19*	*52*
Commercial & Institutional	107,368	17,352	455	670	18,477	2,081	127,926	129	750	23	11	784	751	1,664
Personal	*2,647*	*21*	*17*	*11*	*49*	*57*	*2,753*	*2*	*1*	*—*	*—*	*1*	*10*	*13*
Wholesale	*104,721*	*17,331*	*438*	*659*	*18,428*	*2,024*	*125,173*	*127*	*749*	*23*	*11*	*783*	*741*	*1,651*
Central items & other	37,843	837	58	48	943	787	39,573	27	69	3	3	75	388	490
Personal	*5,165*	*510*	*52*	*46*	*608*	*609*	*6,382*	*7*	*15*	*3*	*3*	*21*	*301*	*329*
Wholesale	*32,678*	*327*	*6*	*2*	*335*	*178*	*33,191*	*20*	*54*	*—*	*—*	*54*	*87*	*161*
Total loans	330,824	31,366	1,403	1,212	33,981	5,022	369,827	302	1,364	64	50	1,478	2,026	3,806
Of which:														
Personal	*190,175*	*12,943*	*956*	*524*	*14,423*	*2,782*	*207,380*	*149*	*534*	*41*	*39*	*614*	*1,179*	*1,942*
Wholesale	*140,649*	*18,423*	*447*	*688*	*19,558*	*2,240*	*162,447*	*153*	*830*	*23*	*11*	*864*	*847*	*1,864*

For the notes to this table refer to the following page.

Credit risk – Banking activities continued
Segmental loans and impairment metrics (audited)

The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.

| | | ECL provisions coverage | | | | | | ECL | |
| | | | Stage 2 (1,2) | | | | | Total | |
2022	Stage 1 %	Not past due %	1-30 DPD %	>30 DPD %	Total %	Stage 3 %	Total %	(release) / charge (3) £m	Amounts written-off £m
Retail Banking	0.14	1.97	2.31	9.90	2.09	35.75	0.81	229	216
Private Banking	0.11	1.92	—	—	1.75	10.74	0.31	(2)	15
Personal	*0.03*	*0.82*	*—*	*—*	*0.58*	*8.21*	*0.15*	*(3)*	*2*
Wholesale	*0.50*	*2.14*	*—*	*—*	*2.07*	*25.71*	*0.99*	*1*	*13*
Commercial & Institutional	0.31	2.18	2.72	2.27	2.20	34.49	1.20	122	224
Personal	*0.12*	*5.88*	*—*	*—*	*2.44*	*26.09*	*0.62*	*4*	*2*
Wholesale	*0.32*	*2.18*	*2.77*	*2.29*	*2.20*	*34.67*	*1.21*	*118*	*222*
Central items & other	0.08	17.95	25.00	28.57	18.37	56.10	0.56	(12)	27
Personal	*1.85*	*15.71*	*33.33*	*33.33*	*17.72*	*84.62*	*17.81*	*11*	*1*
Wholesale	*0.07*	*18.90*	*—*	*—*	*18.67*	*52.73*	*0.45*	*(23)*	*26*
Total loans	0.19	2.16	2.56	4.49	2.23	34.52	0.91	337	482
Of which:									
Personal	*0.14*	*2.01*	*2.27*	*9.64*	*2.13*	*33.80*	*0.78*	*241*	*221*
Wholesale	*0.28*	*2.29*	*2.75*	*2.24*	*2.31*	*35.41*	*1.09*	*96*	*261*
2021									
Retail Banking	0.08	4.20	4.40	7.89	4.34	45.12	0.86	(36)	220
Private Banking	0.07	3.22	—	—	3.00	13.70	0.41	(54)	6
Personal	*0.04*	*1.46*	*—*	*—*	*1.16*	*7.76*	*0.18*	*1*	*3*
Wholesale	*0.18*	*3.53*	*—*	*—*	*3.40*	*50.00*	*1.27*	*(55)*	*3*
Commercial & Institutional	0.12	4.32	5.05	1.64	4.24	36.09	1.30	(1,160)	562
Personal	*0.08*	*4.76*	*—*	*—*	*2.04*	*17.54*	*0.47*	*—*	*1*
Wholesale	*0.12*	*4.32*	*5.25*	*1.67*	*4.25*	*36.61*	*1.32*	*(1,160)*	*561*
Central items & other	0.07	8.24	5.17	6.25	7.95	49.30	1.24	77	88
Personal	*0.14*	*2.94*	*5.77*	*6.52*	*3.45*	*49.43*	*5.16*	*97*	*76*
Wholesale	*0.06*	*16.51*	*—*	*—*	*16.12*	*48.88*	*0.49*	*(20)*	*12*
Total loans	0.09	4.35	4.56	4.13	4.35	40.34	1.03	(1,173)	876
Of which:									
Personal	*0.08*	*4.13*	*4.29*	*7.44*	*4.26*	*42.38*	*0.94*	*62*	*300*
Wholesale	*0.11*	*4.51*	*5.15*	*1.60*	*4.42*	*37.81*	*1.15*	*(1,235)*	*576*
2019									
Retail Banking	0.08	3.15	4.35	7.79	3.44	43.27	0.88		
Private Banking	0.05	1.26	0.00	2.17	1.19	14.01	0.27		
Personal	*0.03*	*1.11*	*0.00*	*2.44*	*1.07*	*11.98*	*0.24*		
Wholesale	*0.12*	*1.34*	*0.00*	*0.00*	*1.31*	*40.00*	*0.38*		
Commercial & Institutional	0.15	1.79	4.35	2.60	1.86	47.84	1.23		
Personal	*0.04*	*3.70*	*0.00*	*0.00*	*2.00*	*18.46*	*0.48*		
Wholesale	*0.15*	*1.78*	*4.63*	*2.66*	*1.86*	*48.64*	*1.25*		
Central items & other	0.11	2.77	5.77	6.02	3.22	34.02	2.27		
Personal	*0.11*	*2.12*	*6.25*	*5.71*	*2.79*	*31.49*	*4.57*		
Wholesale	*0.12*	*4.09*	*0.00*	*7.14*	*4.20*	*63.75*	*0.71*		
Total loans	0.11	2.47	4.27	5.99	2.70	41.19	1.13		
Of which:									
Personal	*0.08*	*3.04*	*4.23*	*7.15*	*3.35*	*35.90*	*1.10*		
Wholesale	*0.14*	*1.86*	*4.44*	*3.04*	*1.94*	*49.53*	*1.16*		

(1) 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.
(2) ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Credit risk – Banking activities continued
Segmental loans and impairment metrics (audited)

- Retail Banking – Balance sheet growth during 2022 was primarily within mortgages with new lending a result of strong housing demand and re-mortgage activity and increased buy-to-let lending. Unsecured lending balances also increased as consumer demand and spending recovered following the easing of COVID-19 restrictions and with selective relaxation of lending criteria. Total ECL coverage reduced slightly during 2022, reflective of low unemployment and stable portfolio performance, while maintaining sufficient ECL coverage for key portfolios above 2019 levels, given increased inflationary and economic pressures. Increasing Stage 2 size and portfolio coverage in the second half of the year reflected the deterioration in economic outlook, with portfolio performance remaining broadly stable. Stage 3 ECL increased overall, mainly because of the IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. The implementation of new mortgage IFRS 9 models resulted in lower Stage 3 ECL coverage due to reduced loss estimates for cases where the customer was not subject to repossession activity and was the primary reason for the change in overall retail Stage 3 coverage during 2022.

- Commercial & Institutional – There was growth in Commercial & Institutional, particularly as a result of increased exposure to financial institutions, notably leveraged funds, and larger corporate customers, primarily within information technology, telecommunications and power utilities. There were also continued repayments of COVID-19 government lending schemes, and strategic reductions in certain sectors. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are vulnerable to inflationary pressures or deemed to represent a heightened risk. Stage 1 and Stage 2 ECL increased due to deterioration in forward-looking economics, although the Stage 2 growth was more than offset by reductions in post model adjustments. Coverage decreased with the reduction in COVID-19 post model adjustments, but coverage on Stage 1 and Stage 2 was significantly above 2019 levels, reflecting current inflationary and economic pressures.

- Other – Balance sheet reduction in 2022 compared to 2021 was mainly due to a reduction in central items held in the course of treasury related management activities, and a decrease due to the phased withdrawal of Ulster Bank RoI.

Credit risk – Banking activities continued
Sector analysis – portfolio summary (audited)

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

2022	Personal				Wholesale					Total £m
	Mortgages (1) £m	Credit cards £m	Other personal £m	Total £m	Property £m	Corporate £m	FI £m	Sovereign £m	Total £m	
Loans by geography	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- UK	202,957	4,420	9,602	216,979	31,452	62,318	32,480	4,285	130,535	347,514
- RoI	—	40	104	144	34	1,102	74	—	1,210	1,354
- Other Europe	—	—	—	—	623	4,670	6,967	475	12,735	12,735
- RoW	—	—	—	—	465	5,587	8,617	881	15,550	15,550
Loans by stage	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- Stage 1	182,245	3,275	6,918	192,438	27,542	53,048	46,738	5,458	132,786	325,224
- Stage 2	18,787	1,076	1,991	21,854	4,316	19,153	1,353	157	24,979	46,833
- Stage 3	1,925	109	797	2,831	716	1,476	47	26	2,265	5,096
- Of which: individual	172	—	13	185	314	564	33	25	936	1,121
- Of which: collective	1,753	109	784	2,646	402	912	14	1	1,329	3,975
Loans - past due analysis (3,4)	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- Not past due	200,634	4,335	8,825	213,794	31,366	70,034	47,824	5,633	154,857	368,651
- Past due 1-30 days	916	33	86	1,035	608	2,490	278	1	3,377	4,412
- Past due 31-90 days	510	29	104	643	302	551	5	7	865	1,508
- Past due 91-180 days	380	24	79	483	49	34	24	—	107	590
- Past due >180 days	517	39	612	1,168	249	568	7	—	824	1,992
Loans - Stage 2	18,787	1,076	1,991	21,854	4,316	19,153	1,353	157	24,979	46,833
- Not past due	17,951	1,039	1,872	20,862	3,866	17,915	1,344	150	23,275	44,137
- Past due 1-30 days	588	19	53	660	185	754	5	—	944	1,604
- Past due 31-90 days	248	18	66	332	265	484	4	7	760	1,092
Weighted average life*										
- ECL measurement (years)	8	2	6	5	4	6	3	1	5	5
Weighted average 12 months PDs*										
- IFRS 9 (%)	0.50	2.62	4.78	0.71	1.88	2.11	0.23	0.19	1.41	1.01
- Basel (%)	0.65	2.97	3.11	0.79	1.03	1.44	0.16	0.19	0.92	0.85
ECL provisions by geography	376	257	1,050	1,683	441	1,228	63	19	1,751	3,434
- UK	376	254	1,027	1,657	404	985	42	14	1,445	3,102
- RoI	—	3	23	26	13	66	1	—	80	106
- Other Europe	—	—	—	—	16	72	7	1	96	96
- RoW	—	—	—	—	8	105	13	4	130	130
ECL provisions by stage	376	257	1,050	1,683	441	1,228	63	19	1,751	3,434
- Stage 1	81	62	117	260	107	218	32	15	372	632
- Stage 2	62	122	282	466	105	457	14	1	577	1,043
- Stage 3	233	73	651	957	229	553	17	3	802	1,759
- Of which: individual	18	—	10	28	80	163	13	3	259	287
- Of which: collective	215	73	641	929	149	390	4	—	543	1,472
ECL provisions coverage (%)	0.19	5.76	10.82	0.78	1.35	1.67	0.13	0.34	1.09	0.91
- Stage 1 (%)	0.04	1.89	1.69	0.14	0.39	0.41	0.07	0.27	0.28	0.19
- Stage 2 (%)	0.33	11.34	14.16	2.13	2.43	2.39	1.03	0.64	2.31	2.23
- Stage 3 (%)	12.10	66.97	81.68	33.80	31.98	37.47	36.17	11.54	35.41	34.52
ECL (release)/charge	(74)	56	259	241	126	(47)	19	(2)	96	337
- UK	(74)	57	247	230	118	(67)	14	(3)	62	292
- RoI	—	(1)	12	11	1	(26)	(2)	—	(27)	(16)
- Other Europe	—	—	—	—	4	—	1	—	5	5
- RoW	—	—	—	—	3	46	6	1	56	56
Amounts written-off	31	67	123	221	33	188	40	—	261	482

*Not within audit scope.

For the notes to this table refer to page 216.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Credit risk – Banking activities continued
Sector analysis – portfolio summary (audited)

2022	Personal				Wholesale					Total
	Mortgages (1) £m	Credit cards £m	Other personal £m	Total £m	Property £m	Corporate £m	FI £m	Sovereign £m	Total £m	£m
Loans by residual maturity	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- <1 year	3,347	2,655	3,368	9,370	6,740	24,297	36,192	2,958	70,187	79,557
- 1-5 year	10,968	1,805	5,387	18,160	17,523	32,127	10,380	1,819	61,849	80,009
- > 5 years	188,642	—	951	189,593	8,311	17,253	1,566	864	27,994	217,587
Other financial assets by asset quality (2)	—	—	—	—	49	25	14,704	158,416	173,194	173,194
- AQ1-AQ4	—	—	—	—	—	11	14,156	158,416	172,583	172,583
- AQ5-AQ8	—	—	—	—	49	14	548	—	611	611
Off-balance sheet	18,782	15,848	8,547	43,177	15,793	57,791	19,555	710	93,849	137,026
- Loan commitments	18,782	15,848	8,496	43,126	15,302	54,651	18,223	710	88,886	132,012
- Financial guarantees	—	—	51	51	491	3,140	1,332	—	4,963	5,014
Off-balance sheet by asset quality (2)	18,782	15,848	8,547	43,177	15,793	57,791	19,555	710	93,849	137,026
- AQ1-AQ4	17,676	436	7,353	25,465	12,477	35,960	17,899	606	66,942	92,407
- AQ5-AQ8	1,089	15,048	1,170	17,307	3,282	21,496	1,655	84	26,517	43,824
- AQ9	2	74	4	80	5	24	—	—	29	109
- AQ10	15	290	20	325	29	311	1	20	361	686

For the notes to this table refer to page 216.

Credit risk – Banking activities continued
Sector analysis – portfolio summary (audited)

2021	Personal				Wholesale					
	Mortgages (1) £m	Credit cards £m	Other personal £m	Total £m	Property £m	Corporate £m	FI £m	Sovereign £m	Total £m	Total £m
Loans by geography	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- UK	187,847	3,877	9,253	200,977	31,574	62,952	39,086	4,542	138,154	339,131
- RoI	6,164	70	147	6,381	130	1,222	116	4	1,472	7,853
- Other Europe	—	—	—	—	439	3,831	5,066	840	10,176	10,176
- RoW	—	—	22	22	379	2,846	8,773	647	12,645	12,667
Loans by stage	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- Stage 1	180,418	2,924	6,833	190,175	28,679	53,803	52,263	5,904	140,649	330,824
- Stage 2	11,543	933	1,947	14,423	3,101	15,604	732	121	19,558	33,981
- Stage 3	2,050	90	642	2,782	742	1,444	46	8	2,240	5,022
- of which: individual	269	—	19	288	329	583	7	8	927	1,215
- of which: collective	1,781	90	623	2,494	413	861	39	—	1,313	3,807
Loans - past due analysis (3,4)	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- Not past due	190,834	3,834	8,619	203,287	31,391	68,630	52,285	6,030	158,336	361,623
- Past due 1-30 days	1,217	28	124	1,369	521	1,081	732	2	2,336	3,705
- Past due 31-90 days	592	25	73	690	256	448	19	1	724	1,414
- Past due 91-180 days	367	22	61	450	91	215	1	—	307	757
- Past due >180 days	1,001	38	545	1,584	263	477	4	—	744	2,328
Loans - Stage 2	11,543	933	1,947	14,423	3,101	15,604	732	121	19,558	33,981
- Not past due	10,259	899	1,785	12,943	2,725	14,870	708	120	18,423	31,366
- Past due 1-30 days	843	16	97	956	125	318	4	—	447	1,403
- Past due 31-90 days	441	18	65	524	251	416	20	1	688	1,212
Weighted average life*										
- ECL measurement (years)	8	2	5	5	5	6	3	1	6	6
Weighted average 12 months PDs*										
- IFRS 9 (%)	0.16	4.84	2.73	0.36	0.76	1.85	0.14	0.14	1.00	0.65
- Basel (%)	0.76	3.31	3.22	0.91	1.20	1.74	0.14	0.16	1.04	0.97
ECL provisions by geography	768	260	914	1,942	374	1,411	57	22	1,864	3,806
- UK	449	258	904	1,611	331	1,124	47	18	1,520	3,131
- RoI	319	2	10	331	19	107	3	1	130	461
- Other Europe	—	—	—	—	20	77	4	1	102	102
- RoW	—	—	—	—	4	103	3	2	112	112
ECL provisions by stage	768	260	914	1,942	374	1,411	57	22	1,864	3,806
- Stage 1	32	59	58	149	24	96	14	19	153	302
- Stage 2	174	141	299	614	111	713	39	1	864	1,478
- Stage 3	562	60	557	1,179	239	602	4	2	847	2,026
- of which: individual	19	—	12	31	69	261	—	2	332	363
- of which: collective	543	60	545	1,148	170	341	4	—	515	1,663
ECL provisions coverage (%)	0.40	6.59	9.70	0.94	1.15	1.99	0.11	0.36	1.15	1.03
- Stage 1 (%)	0.02	2.02	0.85	0.08	0.08	0.18	0.03	0.32	0.11	0.09
- Stage 2 (%)	1.51	15.11	15.36	4.26	3.58	4.57	5.33	0.83	4.42	4.35
- Stage 3 (%)	27.41	66.67	86.76	42.38	32.21	41.69	8.70	25.00	37.81	40.34
ECL (release)/charge (5)	46	(14)	30	62	(477)	(723)	(38)	3	(1,235)	(1,173)
- UK	(52)	(14)	31	(35)	(457)	(647)	(12)	3	(1,113)	(1,148)
- RoI	98	—	(1)	97	(5)	(23)	2	—	(26)	71
- Other Europe	—	—	—	—	(7)	(7)	(21)	—	(35)	(35)
- RoW	—	—	—	—	(8)	(46)	(7)	—	(61)	(61)
Amounts written-off	85	74	141	300	271	271	34	—	576	876

*Not within audit scope.

For the notes to this table refer to the following page.

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Credit risk – Banking activities continued
Sector analysis – portfolio summary (audited)

2021	Personal				Wholesale					Total
	Mortgages £m	Credit cards £m	Other personal £m	Total £m	Property £m	Corporate £m	FI £m	Sovereign £m	Total £m	£m
Loans by residual maturity	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- <1 year	3,611	2,532	3,197	9,340	7,497	22,593	41,195	2,809	74,094	83,434
- 1-5 year	12,160	1,415	5,393	18,968	16,293	33,301	10,969	1,967	62,530	81,498
- > 5 years	178,240	—	832	179,072	8,732	14,957	877	1,257	25,823	204,895
Other financial assets by asset quality (2)	—	—	—	—	55	11	11,516	209,553	221,135	221,135
- AQ1-AQ4	—	—	—	—	—	11	10,974	209,551	220,536	220,536
- AQ5-AQ8	—	—	—	—	55	—	542	2	599	599
Off-balance sheet	16,827	15,354	8,230	40,411	16,342	52,033	17,898	1,212	87,485	127,896
- Loan commitments	16,827	15,354	8,170	40,351	15,882	49,231	16,906	1,212	83,231	123,582
- Financial guarantees	—	—	60	60	460	2,802	992	—	4,254	4,314
Off-balance sheet by asset quality (2)	16,827	15,354	8,230	40,411	16,342	52,033	17,898	1,212	87,485	127,896
- AQ1-AQ4	14,792	248	6,591	21,631	12,550	30,417	16,192	1,064	60,223	81,854
- AQ5-AQ8	2,028	14,804	1,625	18,457	3,757	21,262	1,703	148	26,870	45,327
- AQ9	—	9	3	12	6	48	1	—	55	67
- AQ10	7	293	11	311	29	306	2	—	337	648

(1) Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, which includes crown dependencies, reflecting the country of lending origination.

(2) 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.

(3) AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

£0.3 billion (2021 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

Credit risk – Banking activities continued
Sector analysis – portfolio summary (audited)

The table below shows ECL by stage, for the Personal portfolio and selected sectors of the Wholesale portfolios.

2022	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Loan commitments £m	Contingent liabilities £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Personal	192,438	21,854	2,831	217,123	43,126	51	260	466	957	1,683
Mortgages	182,245	18,787	1,925	202,957	18,782	—	81	62	233	376
Credit cards	3,275	1,076	109	4,460	15,848	—	62	122	73	257
Other personal	6,918	1,991	797	9,706	8,496	51	117	282	651	1,050
Wholesale	132,786	24,979	2,265	160,030	88,886	4,963	372	577	802	1,751
Property*	27,542	4,316	716	32,574	15,302	491	107	105	229	441
Financial institutions**	46,738	1,353	47	48,138	18,223	1,332	32	14	17	63
Sovereigns	5,458	157	26	5,641	710	—	15	1	3	19
Corporate	53,048	19,153	1,476	73,677	54,651	3,140	218	457	553	1,228
Of which:										
Agriculture*	3,646	1,034	93	4,773	968	24	21	31	43	95
Airlines and aerospace*	483	1,232	19	1,734	1,715	174	2	40	8	50
Automotive*	5,776	1,498	30	7,304	4,009	99	18	18	11	47
Chemicals*	384	117	1	502	650	12	1	2	1	4
Health	3,974	1,008	141	5,123	475	8	19	30	48	97
Industrials*	2,148	1,037	82	3,267	3,135	195	10	16	24	50
Land transport & logistics*	3,788	1,288	66	5,142	3,367	190	13	33	17	63
Leisure*	3,416	3,787	260	7,463	1,907	102	27	147	115	289
Mining & metals*	173	230	5	408	545	5	—	1	5	6
Oil and gas*	953	159	60	1,172	2,157	248	3	3	31	37
Power utilities*	4,228	406	6	4,640	6,960	1,182	9	11	1	21
Retail*	6,497	1,746	150	8,393	4,682	416	21	29	68	118
Shipping*	161	151	14	326	110	22	—	7	6	13
Water & waste*	3,026	335	7	3,368	2,143	101	4	4	4	12
Total	325,224	46,833	5,096	377,153	132,012	5,014	632	1,043	1,759	3,434
2021										
Personal	190,175	14,423	2,782	207,380	40,351	60	149	614	1,179	1,942
Mortgages	180,418	11,543	2,050	194,011	16,827	—	32	174	562	768
Credit cards	2,924	933	90	3,947	15,354	—	59	141	60	260
Other personal	6,833	1,947	642	9,422	8,170	60	58	299	557	914
Wholesale	140,649	19,558	2,240	162,447	83,231	4,254	153	864	847	1,864
Property*	28,679	3,101	742	32,522	15,882	460	24	111	239	374
Financial institutions**	52,263	732	46	53,041	16,906	992	14	39	4	57
Sovereigns	5,904	121	8	6,033	1,212	—	19	1	2	22
Corporate	53,803	15,604	1,444	70,851	49,231	2,802	96	713	602	1,411
Of which:										
Agriculture*	3,722	1,229	133	5,084	993	24	11	39	78	128
Airlines and aerospace*	779	668	44	1,491	1,528	221	1	39	15	55
Automotive*	5,133	1,304	38	6,475	3,507	65	9	32	10	51
Chemicals*	355	43	1	399	663	14	1	—	—	1
Health	3,818	1,235	133	5,186	799	9	9	58	48	115
Industrials*	2,311	620	28	2,959	2,770	243	4	15	13	32
Land transport & logistics*	3,721	833	39	4,593	3,069	188	4	53	12	69
Leisure*	3,712	4,050	340	8,102	1,874	107	11	247	133	391
Mining & metals*	336	42	4	382	627	131	—	2	4	6
Oil and gas*	1,482	141	52	1,675	1,126	453	1	14	28	43
Power utilities*	3,844	220	6	4,070	5,622	404	2	3	1	6
Retail*	6,380	1,342	180	7,902	4,872	410	8	29	66	103
Shipping*	506	334	27	867	90	12	1	11	10	22
Water & waste*	2,714	230	4	2,948	1,850	91	2	5	2	9
Total	330,824	33,981	5,022	369,827	123,582	4,314	302	1,478	2,026	3,806

* Wholesale sectors marked with an asterisk contain an element of exposure classified as heightened climate-related risk. Elements of the personal mortgage portfolio are also exposed to heightened climate-related risk. The classification of sectors into heightened climate-related risk mentioned within this footnote is not within audit scope.

**Financial institutions (FI) include transactions, such as securitisations, where the underlying assets may be in other sectors.

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Credit risk – Banking activities continued
Wholesale forbearance (audited)

The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed in the Personal portfolio section. The table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

2022	Property £m	FI £m	Other corporate £m	Total £m
Forbearance (flow)	746	105	2,575	3,426
Forbearance (stock)	933	107	4,709	5,749
Heightened Monitoring and Risk of Credit Loss	976	112	3,445	4,533
2021				
Forbearance (flow)	709	27	3,894	4,630
Forbearance (stock)	1,033	35	5,659	6,727
Heightened Monitoring and Risk of Credit Loss	1,225	83	4,492	5,800

Sector analysis – portfolio summary (audited)

— Loans by geography and sector – In line with NatWest Group's strategic focus, exposures continued to be mainly in the UK. Exposure to the Republic of Ireland reduced during the year as part of the phased withdrawal noted previously. In Personal, balance sheet growth was a result of strong mortgage demand during the year. In Wholesale, there was a reduction in the balance sheet in Q4, following a period of growth up to Q3. This was mainly due to a reduction in central items held in the course of treasury related management activities. There was growth in Commercial & Institutional, particularly as a result of increased exposure to financial institutions, notably leveraged funds, and larger corporate customers, primarily within information technology, telecommunications and power utilities. Repayment performance under COVID-19 government lending schemes is closely tracked and exposure continued to decrease due to scheduled repayment activity and account closures. Exposures under the Bounce Bank Loan Scheme (BBLS) that benefit from the 100% government guarantee account for approximately 70% of remaining government scheme exposures. BBLS missed repayment rate and recoveries stock have increased but volumes continue to be in line with other lenders.
— Loans by stage – In both Wholesale and Personal, deterioration in forward-looking economics resulted in a larger proportion of accounts exhibiting a SICR compared to 2021. There was, therefore, a migration of exposures from Stage 1 into Stage 2 during 2022. Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high, are no longer collectively migrated into Stage 2. The relevance of this collective SICR identification was no longer considered as pertinent in the context of the current high inflation environment and related uncertainty.
— Loans – Past due analysis – Overall, the past due profile of the key portfolios remained broadly stable. The implementation of the new regulatory default definition included refinements to the days past due calculations. This contributed to an increase in arrears in H1 2022 in Personal, however this moderated through the year. Particularly in mortgages, the exit from the Republic of Ireland also contributed to the reduction in past due exposures. In Wholesale, there was an increase in past due 1-30 days in corporates.
— Weighted average 12 months PDs – In Personal, the Basel II point-in-time PDs improved slightly during 2022 due to stable credit performance in the portfolios. For IFRS 9 PDs, there were increases across mortgages and other personal lending as a result of new PD model implementations during the year, coupled with the deteriorating economic outlook in the second half of the year. For credit cards, the new IFRS 9 PD model implementation drove a net reduction in PD levels, primarily resulting from more accurate modelling of defaults driven by shifts in general unemployment. In Wholesale, the Basel II PDs were based on a through-the-cycle approach and improved reflecting positive portfolio performance.

The IFRS 9 PDs increased due the deterioration in forward-looking economics. For further details refer to the Asset quality section.
— ECL provision by geography – In line with loans by geography, the vast majority of ECL related to exposures in the UK, noting the reduction in RoI was mostly due to the phased withdrawal of Ulster Bank RoI and moving of assets to discontinued operations and reclassifications.
— ECL provisions by stage – As mentioned above, Stage 1 and Stage 2 ECL increased due to deterioration in forward-looking economics, although the Stage 2 growth was more than offset by reductions in post model adjustments. Stage 3 provisions have yet to be materially affected by the high inflation environment and supply chain disruption, with increases relating to the introduction of the new regulatory definition of default, largely offset by write offs.
— ECL provisions coverage – Overall provisions coverage reduced, due to the phased withdrawal of Ulster Bank RoI, a change in product mix and a decrease in judgemental post model adjustments which more than offset increases from the deteriorating economic outlook.
— The ECL charge and loss rate – ECL charge and loss rate was low, with charges from a deterioration in forward-looking economics countered by reductions in post model adjustments and the continued stable portfolio performance and low default trends.
— Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending – cards and other – exposures were concentrated in less than five years. In Wholesale, in financial institutions and sovereigns, lending was concentrated in less than one year, In the rest of Wholesale, most of the lending was for residual maturity of one to five years.
— Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities, held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
— Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio. In Wholesale, growth was primarily loan commitments to financial institutions and corporate sectors in the AQ1-AQ4 bands.

Credit risk – Banking activities continued
Sector analysis – portfolio summary
continued (audited)

- Wholesale forbearance – Forbearance flow and stock decreased in 2022 compared to 2021, noting that 2021 was adversely affected by COVID-19. Increased levels of forbearance were observed in Q4 2022. The retail & leisure, property and services sectors represented the largest share of forbearance flow. Labour shortages, the high inflation environment, rising fuel and energy costs, interest rate impacts and supply chain issues continue to weigh on these sectors. Payment holidays and covenant waivers were the most common forms of forbearance granted.

- Heightened Monitoring and Risk of Credit Loss – Economic headwinds continue to present an uncertain outlook. Risk of Credit Loss framework exposures and inflows decreased in 2022 compared to 2021, noting again that 2021 was adversely affected by COVID-19. Inflows into the framework began to increase in Q4 2022. The sector breakdown of exposures within the framework remained consistent with prior periods. Retail SME customers do not form part of the Wholesale Risk of Credit Loss framework. Customers in this group, that are in financial difficulty, are instead managed by specialist problem debt management teams. The number of customers in arrears and recoveries increased significantly during 2022, driven by BBLS exposures. Excluding BBLS, the number of customers in this population in problem debt remains stable.

Credit risk – Banking activities continued

Credit risk enhancement and mitigation (audited)

The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM).

	Gross exposure	Maximum credit risk			CREM by type			CREM coverage		Exposure post CREM	
		ECL	Total	Stage 3	Financial (1)	Property	Other (2)	Total	Stage 3	Total	Stage 3
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets											
Cash and balances at central banks	143.2	—	143.2	—	—	—	—	—	—	143.2	—
Loans - amortised cost (3)	377.2	3.3	373.9	3.4	31.8	243.1	21.7	296.6	3.0	77.3	0.4
Personal (4)	*217.2*	*1.7*	*215.5*	*1.9*	*0.9*	*202.1*	*—*	*203.0*	*1.7*	*12.5*	*0.2*
Wholesale (5)	*160.0*	*1.6*	*158.4*	*1.5*	*30.9*	*41.0*	*21.7*	*93.6*	*1.3*	*64.8*	*0.2*
Debt securities	29.9	—	29.9	—	—	—	—	—	—	29.9	—
Total financial assets	550.3	3.3	547.0	3.4	31.8	243.1	21.7	296.6	3.0	250.4	0.4
Contingent liabilities and commitments											
Personal (6,7)	43.2	—	43.2	0.3	0.7	4.4	—	5.1	—	38.1	0.3
Wholesale	93.9	0.1	93.8	0.4	3.1	7.4	4.0	14.5	0.1	79.3	0.3
Total off-balance sheet	137.0	0.1	136.9	0.7	3.8	11.8	4.0	19.6	0.1	117.3	0.6
Total exposure	687.3	3.4	683.9	4.1	35.6	254.9	25.7	316.2	3.1	367.7	1.0
2021											
Financial assets											
Cash and balances at central banks	176.3	—	176.3	—	—	—	—	—	—	176.3	—
Loans - amortised cost (3)	369.8	3.7	366.1	3.0	41.1	232.7	23.5	297.3	2.7	68.8	0.3
Personal (4)	*207.4*	*1.9*	*205.5*	*1.6*	*1.3*	*192.6*	*—*	*193.9*	*1.5*	*11.6*	*0.1*
Wholesale (5)	*162.4*	*1.8*	*160.6*	*1.4*	*39.8*	*40.1*	*23.5*	*103.4*	*1.2*	*57.2*	*0.2*
Debt securities	44.9	—	44.9	—	—	—	—	—	—	44.9	—
Total financial assets	591.0	3.7	587.3	3.0	41.1	232.7	23.5	297.3	2.7	290.0	0.3
Contingent liabilities and commitments											
Personal (6,7)	40.4	—	40.4	0.3	0.5	4.9	—	5.4	—	35.0	0.3
Wholesale	87.5	0.1	87.4	0.3	3.2	7.9	3.9	15.0	0.1	72.4	0.2
Total off-balance sheet	127.9	0.1	127.8	0.6	3.7	12.8	3.9	20.4	0.1	107.4	0.5
Total exposure	718.9	3.8	715.1	3.6	44.8	245.5	27.4	317.7	2.8	397.4	0.8

(1) Includes cash and securities collateral.

(2) Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty.

(3) NatWest Group holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan.

(4) Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through ongoing engagement with customers.

(5) Stage 3 exposures post credit risk enhancement and mitigation in Wholesale mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value.

(6) £0.3 billion (2021 – £0.3 billion) Personal Stage 3 balances primarily relate to loan commitments, the draw down of which is effectively prohibited.

(7) The Personal gross exposure value includes £14.0 billion (2021 – £11.8 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower's property.

Credit risk – Banking activities continued
Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

Personal lending	2022 Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m	2021 Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & Other £m	Total £m
Mortgages	186,891	13,709	2,357	—	202,957	172,707	12,781	2,444	6,164	194,096
Of which:										
Owner occupied	168,790	12,096	1,541	—	182,427	158,059	11,219	1,597	5,563	176,438
Buy-to-let	18,101	1,613	816	—	20,530	14,648	1,562	847	601	17,658
Interest only - variable	3,515	3,286	258	—	7,059	4,348	4,889	346	120	9,703
Interest only - fixed	17,954	8,591	261	—	26,806	14,255	5,957	209	3	20,424
Mixed (1)	9,768	1	16	—	9,785	8,616	1	17	34	8,668
ECL provisions (2)	355	9	6	—	370	429	7	8	318	762
Other personal lending (3)	11,935	1,853	267	143	14,198	10,829	1,974	305	218	13,326
ECL provisions (2)	1,257	15	3	26	1,301	1,140	19	2	11	1,172
Total personal lending	198,826	15,562	2,624	143	217,155	183,536	14,755	2,749	6,382	207,422
Mortgage LTV ratios										
- Owner occupied	52%	59%	56%	—	53%	54%	59%	57%	50%	54%
- *Stage 1*	52%	59%	56%	—	53%	54%	59%	56%	48%	54%
- *Stage 2*	52%	61%	60%	—	52%	52%	59%	62%	57%	52%
- *Stage 3*	45%	59%	74%	—	47%	49%	64%	77%	56%	53%
- Buy-to-let	50%	59%	53%	—	51%	50%	57%	53%	52%	51%
- *Stage 1*	51%	59%	53%	—	52%	50%	58%	53%	51%	51%
- *Stage 2*	49%	53%	48%	—	49%	52%	55%	50%	56%	52%
- *Stage 3*	47%	55%	57%	—	50%	51%	53%	60%	66%	56%
Gross new mortgage lending	41,227	2,968	327	—	44,522	35,290	2,874	340	40	38,544
Of which:										
Owner occupied	36,305	2,701	221	—	39,227	33,630	2,583	206	40	36,459
Weighted average LTV (4)	69%	65%	65%	—	69.0%	69%	65%	67%	62%	68%
Buy-to-let	4,922	267	106	—	5,295	1,660	292	134	—	2,086
Weighted average LTV (4)	64%	66%	60%	—	64.0%	63%	65%	63%	60%	64%
Interest only - variable rate	24	329	11	—	364	25	832	37	—	894
Interest only - fixed rate	5,299	2,335	51	—	7,685	2,388	1,563	36	—	3,987
Mixed (1)	2,309	—	2	—	2,311	2,256	—	7	—	2,263
Mortgage forbearance										
Forbearance flow (5)	182	7	4	—	193	316	19	4	50	389
Forbearance stock	1,015	16	8	—	1,039	1,156	3	8	944	2,111
Current	649	8	6	—	663	727	—	5	616	1,348
1-3 months in arrears	133	—	2	—	135	146	2	1	58	207
>3 months in arrears	233	8	—	—	241	283	1	2	270	556

(1) Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2) Retail Banking excludes a non-material amount of provisions held on relatively small legacy portfolios.
(3) Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4) The new lending LTV in the comparative has been amended to reflect LTV at the time of lending origination rather than LTV at the reporting period.
(5) Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

- The mortgage portfolio grew steadily during 2022, benefiting from buoyant housing market activity and customers re-mortgaging as interest rates rose across the market.
- LTV ratios improved as house prices increased as a result of housing market demand.
- The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Affordability assessments and assumptions were continuously reviewed considering inflationary pressure, interest rate rises and taxation changes during the year.
- The buy-to-let portfolio grew in 2022. This growth was expected and within risk appetite following strategy and customer journey simplification implemented in H2 2021.
- Aligned to strong overall portfolio quality and low levels of early arrears, forbearance flows have decreased compared to the prior year.

- Unsecured lending increased during 2022, with resilient customer demand after the easing of COVID-19 restrictions.
- As noted previously, ECL increased, for further detail of movements in ECL provisions at product level refer to the Flow statements section.

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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Credit risk – Banking activities continued
Personal portfolio (audited)
Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.

Retail Banking 2022	Mortgages						ECL provisions				ECL provisions coverage (2)			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Not within IFRS 9 ECL scope £m	Total £m	Of which; gross new lending £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total (1) £m	Stage 1 %	Stage 2 %	Stage 3 %	Total %
≤50%	71,321	8,257	1,036	61	80,675	7,467	26	20	121	167	—	0.2	11.7	0.2
>50% and ≤70%	68,178	7,792	616	7	76,593	14,088	32	30	71	133	—	0.4	11.5	0.2
>70% and ≤80%	17,602	1,602	62	1	19,267	11,154	7	6	11	24	—	0.4	17.7	0.1
>80% and ≤90%	7,918	944	17	1	8,880	7,127	6	5	5	16	0.1	0.5	29.4	0.2
>90% and ≤100%	1,409	18	6	—	1,433	1,389	3	—	2	5	0.2	—	33.3	0.3
>100%	35	7	10	—	52	2	2	—	4	6	5.7	—	40.0	11.5
Total with LTVs	166,463	18,620	1,747	70	186,900	41,227	76	61	214	351	—	0.3	12.3	0.2
Other	59	1	1	—	61	—	3	—	1	4	5.1	—	100.0	6.6
Total	166,522	18,621	1,748	70	186,961	41,227	79	61	215	355	—	0.3	12.3	0.2
2021														
≤50%	61,233	4,548	644	63	66,488	5,845	7	60	140	207	—	1.3	21.7	0.3
>50% and ≤70%	68,271	4,674	483	9	73,437	12,397	10	64	84	158	—	1.4	17.4	0.2
>70% and ≤80%	24,004	1,255	93	1	25,353	10,964	3	18	15	36	—	1.4	16.1	0.1
>80% and ≤90%	5,983	250	22	1	6,256	4,985	1	8	5	14	—	3.2	22.7	0.2
>90% and ≤100%	1,125	58	10	—	1,193	1,098	—	5	3	8	—	8.6	30.0	0.7
>100%	14	18	6	—	38	—	—	1	2	3	—	5.6	33.3	7.9
Total with LTVs	160,630	10,803	1,258	74	172,765	35,289	21	156	249	426	—	1.4	19.8	0.2
Other	14	1	1	—	16	1	—	—	—	—	—	—	—	—
Total	160,644	10,804	1,259	74	172,781	35,290	21	156	249	426	—	1.4	19.8	0.2

(1) Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2) ECL provisions coverage is ECL provisions divided by mortgages.

– The reduced coverage level in the lower LTV bands for Retail Banking, relative to 31 December 2021, reflected the implementation of a new IFRS 9 LGD model with a modelling approach that now captures a reduced loss expectation from non-repossession recovery action.

– Continued stable portfolio performance alongside the new IFRS 9 PD and LGD model implementations resulted in reduced coverage across most LTV bands in Stage 2 and Stage 3. The increased ECL across Stage 1 LTV bands was mainly due to higher Stage 1 PDs as a result of the new PD model implementation and also the proportionate allocation of the economic uncertainty post model adjustment to Stage 1.

Credit risk – Banking activities continued
Personal portfolio (audited)
Retail Banking mortgage LTV distribution by region

The table below shows gross mortgage lending by LTV band for Retail Banking, by geographical region.

2022	≤50% £m	50%≤80% £m	80%≤100% £m	>100% £m	Total £m	Weighted average LTV %	Other £m	Total £m	Total %	Flood risk* lending at high/very high risk** %
South East	15,856	17,670	1,396	1	34,923	51	3	34,926	19	4.1
Greater London	15,200	17,550	1,336	1	34,087	51	3	34,090	18	2.3
Scotland	5,024	6,174	1,163	1	12,362	54	1	12,363	7	3.2
North West	7,670	8,672	1,236	2	17,580	52	2	17,582	9	2.2
South West	7,874	7,922	627	—	16,423	50	1	16,424	9	3.0
West Midlands	5,477	7,014	862	1	13,354	53	1	13,355	7	1.2
East of England	9,241	11,492	987	2	21,722	52	2	21,724	12	2.1
Rest of the UK	14,312	19,408	2,712	43	36,475	54	48	36,523	19	3.2
Total	**80,654**	**95,902**	**10,319**	**51**	**186,926**	**52**	**61**	**186,987**	**100**	**2.8**
2021										
South East	13,160	18,298	886	1	32,345	53	3	32,348	19	4.4
Greater London	13,308	16,716	1,477	1	31,502	53	3	31,505	18	2.5
Scotland	4,493	6,529	559	2	11,583	54	1	11,584	7	3.5
North West	6,598	9,212	654	3	16,467	53	2	16,469	10	2.4
South West	6,140	8,619	499	1	15,259	53	2	15,261	9	3.4
West Midlands	4,323	7,449	553	1	12,326	55	1	12,327	6	1.8
East of England	7,467	11,679	820	1	19,967	54	2	19,969	12	2.6
Rest of the UK	10,937	20,278	2,001	26	33,242	56	2	33,244	19	3.6
Total	66,426	98,780	7,449	36	172,691	54	16	172,707	100	3.1

*Not within audit scope.

**Flood hazard is modelled by looking at the four different types of flooding (surface water, ground water, coastal and river) and calculating the frequency and depth of flooding nationally to derive flood maps. Flood defences are considered where available. Flood scores are allocated per property based on the potential flood damage to property dependent on the type, frequency and depth of flooding modelled across different return periods. The scoring ranges from 0 to 53, with 0 being lowest and 53 being the highest risk. We consider a score of 11 and above to be high risk and properties with a score of 31 and above within the very high risk category after flood mitigants are taken into account. This is not within audit scope.

Credit risk – Banking activities continued
Retail Banking mortgages by Energy Performance Certificate (EPC) rating*
The table below represents the energy efficiency of Retail Banking residential mortgages.

EPC rating	31 December 2022			31 December 2021		
	Owner Occupied £bn	Buy-to-let £bn	Total £bn	Owner Occupied £bn	Buy-to-let £bn	Total £bn
A	424	12	436	282	8	290
B	19,874	1,342	21,216	15,719	852	16,571
C	28,049	5,228	33,277	22,138	3,178	25,316
D	47,497	6,033	53,530	41,814	4,187	46,001
E	17,153	1,687	18,840	16,238	1,332	17,570
F	3,691	86	3,777	3,637	113	3,750
G	789	21	810	734	27	761
Unclassified	51,313	3,692	55,005	57,497	4,951	62,448
Total	168,790	18,101	186,891	158,059	14,648	172,707

*Not within audit scope.

As at 31 December 2022, £138.8 billion, 68%, of the total UK residential mortgages portfolio, including both Private Banking and Retail Banking mortgages had Energy Performance Certificate (EPC) data available (2021 – £116.2 billion, 62%). Of which, 41.5% were rated as EPC A to C (2021 – 38.3%). EPC data source and limitations are provided in section 5.2 of the 2022 NatWest Group Climate-related Disclosures Report

Commercial real estate (CRE)*
The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The sector is reviewed regularly by senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks.

By geography and sub-sector (1)	2022				2021			
	UK £m	RoI £m	Other £m	Total £m	UK £m	RoI £m	Other £m	Total £m
Investment								
Residential (2)	4,583	2	13	4,598	4,326	10	16	4,352
Office (3)	2,781	10	—	2,791	3,030	13	10	3,053
Retail (4)	3,754	—	—	3,754	4,157	24	—	4,181
Industrial (5)	2,939	—	184	3,123	2,758	2	106	2,866
Mixed/other (6)	876	7	46	929	1,175	24	49	1,248
	14,933	19	243	15,195	15,446	73	181	15,700
Development								
Residential (2)	1,693	7	—	1,700	1,775	34	2	1,811
Office (3)	81	—	—	81	79	—	—	79
Retail (4)	56	—	—	56	48	—	—	48
Industrial (5)	90	—	—	90	67	—	—	67
Mixed/other (6)	14	1	—	15	20	2	—	22
	1,934	8	—	1,942	1,989	36	2	2,027
Total	16,867	27	243	17,137	17,435	109	183	17,727

*Not within audit scope.

(1) Geographical splits are based on country of collateral risk.
(2) Properties including houses, flats and student accommodation.
(3) Properties including offices in central business districts, regional headquarters and business parks.
(4) Properties including high street retail, shopping centres, restaurants, bars and gyms.
(5) Properties including distribution centres, manufacturing and warehouses.
(6) Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

Credit risk – Banking activities continued
Commercial real estate (CRE)
CRE LTV distribution by stage (audited)
The table below shows CRE current exposure and related ECL by LTV band.

2022	Current exposure (gross of provisions)					ECL provisions				ECL provisions coverage (2)			
	Stage 1	Stage 2	Stage 3	Not within IFRS 9 ECL scope (1)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,010	658	57	67	7,792	36	12	16	64	0.5	1.8	28.1	0.8
>50% and ≤70%	3,515	798	43	19	4,375	23	18	12	53	0.7	2.3	27.9	1.2
>70% and ≤100%	259	82	156	7	504	1	3	42	46	0.4	3.7	26.9	9.1
>100%	102	10	23	1	136	1	1	14	16	1.0	10.0	60.9	11.8
Total with LTVs	10,886	1,548	279	94	12,807	61	34	84	179	0.6	2.2	30.1	1.4
Total portfolio average LTV%	45%	52%	75%	44%	47%								
Other (3)	1,800	627	55	86	2,568	9	15	27	51	0.5	2.4	49.1	2.0
Development (4)	1,553	332	57	7	1,949	13	8	28	49	0.8	2.4	49.1	2.5
Total	14,239	2,507	391	187	17,324	83	57	139	279	0.6	2.3	35.6	1.6
2021													
≤50%	6,767	388	34	268	7,457	5	7	9	21	0.1	1.8	26.5	0.3
>50% and ≤70%	4,367	470	46	469	5,352	3	13	20	36	0.1	2.8	43.5	0.7
>70% and ≤100%	377	192	127	9	705	—	9	32	41	—	4.7	25.2	5.8
>100%	215	7	86	4	312	—	2	28	30	—	28.6	32.6	9.6
Total with LTVs	11,726	1,057	293	750	13,826	8	31	89	128	0.1	2.9	30.4	0.9
Total portfolio average LTV%	48%	58%	88%	52%	50%								
Other (3)	2,271	293	61	83	2,708	4	13	28	45	0.2	4.4	45.9	1.7
Development (4)	1,736	228	62	77	2,103	3	6	34	43	0.2	2.6	54.8	2.0
Total	15,733	1,578	416	910	18,637	15	50	151	216	0.1	3.2	36.3	1.2

(1) Includes exposures relating to non-modelled portfolios and other exposures carried at fair value.
(2) ECL provisions coverage is ECL provisions divided by gross loans.
(3) Relates mainly to business banking, rate risk management products and unsecured corporate lending.
(4) Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

- Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
- 2022 trends – The commercial property cycle turned around mid-year as rising interest rates started to put upward pressure on property yields. Commercial property values declined by an average of approximately 20% from their mid-year peak, ending the year approximately 14% lower. The industrial sector saw values fall fastest to date, yet it continues to attract strong occupier demand and may, therefore, be the first sector to see values stabilise. Secondary offices which don't match modern sustainability standards appear most at risk from further value loss. The residential sector has yet to show significant value declines, but transaction activity has slowed materially and is expected to remain weak until values have adjusted. The spike in mortgage costs last year would be expected to push prices down across the market in 2023. In contrast, residential rents appreciated rapidly in 2022 and professionally managed rental assets are expected to be relatively robust in 2023.

- Credit quality – Credit quality was stable for the first nine months of the year but the impacts from the increase in base rate, projected capital value falls, inflationary pressures and concerns over recession for some customers began to materialise. Inflows into the Risk of Credit Loss framework picked up in Q4, but remained relatively low in volume terms, compared to previous downturns.
- Risk appetite – Lending appetite is subject to regular review with some level of tightening undertaken in 2022. Demand for facilities reduced significantly in Q4 as the market reacted to the various negative news points.

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GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Credit risk – Banking activities continued

Flow statements (audited)

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

- Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
- Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
- Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.

- Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
- Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
- There were flows from Stage 1 into Stage 3 including transfers due to unexpected default events.
- The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
- All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	546,178	302	35,557	1,478	5,238	2,026	586,973	3,806
Currency translation and other adjustments	6,129	—	144	3	56	33	6,329	36
Transfers from Stage 1 to Stage 2	(55,848)	(226)	55,848	226	—	—	—	—
Transfers from Stage 2 to Stage 1	31,657	827	(31,657)	(827)	—	—	—	—
Transfers to Stage 3	(621)	(4)	(3,679)	(265)	4,300	269	—	—
Transfers from Stage 3	485	34	842	77	(1,327)	(111)	—	—
Net re-measurement of ECL on stage transfer		(701)		1,090		352		741
Changes in risk parameters		286		(399)		140		27
Other changes in net exposure	(12,164)	125	(7,911)	(293)	(1,969)	(96)	(22,044)	(264)
Other (P&L only items)		—		(5)		(162)		(167)
Income statement (releases)/charges		(290)		393		234		337
Transfers to disposal groups and fair value	(8,277)	(11)	(657)	(42)	(590)	(286)	(9,524)	(339)
Amounts written-off	—	—	(5)	(5)	(477)	(477)	(482)	(482)
Unwinding of discount	—	—		—		(91)		(91)
At 31 December 2022	507,539	632	48,482	1,043	5,231	1,759	561,252	3,434
Net carrying amount	506,907		47,439		3,472		557,818	
At 1 January 2021	446,666	519	81,667	3,081	6,524	2,586	534,857	6,186
2021 movements	99,512	(217)	(46,110)	(1,603)	(1,286)	(560)	52,116	(2,380)
At 31 December 2021	546,178	302	35,557	1,478	5,238	2,026	586,973	3,806
Net carrying amount	545,876		34,079		3,212		583,167	

Credit risk – Banking activities continued

Flow statements (audited)

Retail Banking - mortgages	Stage 1 Financial assets £m	ECL £m	Stage 2 Financial assets £m	ECL £m	Stage 3 Financial assets £m	ECL £m	Total Financial assets £m	ECL £m
At 1 January 2022	159,966	24	10,748	155	1,267	250	171,981	429
Currency translation and other adjustments	—	—	—	—	10	8	10	8
Transfers from Stage 1 to Stage 2	(18,858)	(9)	18,858	9	—	—	—	—
Transfers from Stage 2 to Stage 1	8,261	69	(8,261)	(69)	—	—	—	—
Transfers to Stage 3	(53)	—	(1,286)	(36)	1,339	36	—	—
Transfers from Stage 3	42	1	395	18	(437)	(19)	—	—
Net re-measurement of ECL on stage transfer		(66)		95		(13)		16
Changes in risk parameters		59		(93)		32		(2)
Other changes in net exposure	15,906	1	(1,622)	(17)	(389)	(11)	13,895	(27)
Other (P&L only items)		—		(2)		(62)		(64)
Income statement (releases)/charges		(6)		(17)		(54)		(77)
Amounts written-off	—	—	(1)	(1)	(28)	(28)	(29)	(29)
Unwinding of discount		—		—		(40)		(40)
At 31 December 2022	165,264	79	18,831	61	1,762	215	185,857	355
Net carrying amount	165,185		18,770		1,547		185,502	
At 1 January 2021	132,390	23	28,079	227	1,291	236	161,760	486
2021 movements	27,576	1	(17,331)	(72)	(24)	14	10,221	(57)
At 31 December 2021	159,966	24	10,748	155	1,267	250	171,981	429
Net carrying amount	159,942		10,593		1,017		171,552	

- Despite the strong portfolio growth during 2022, ECL levels for mortgages reduced during the year, primarily as a result of stable portfolio performance alongside the implementation of new IFRS 9 models in Q1 2022.
- More specifically, in H1 2022, strong credit performance resulted in the migration of assets from Stage 2 into Stage 1, with an associated decrease from lifetime ECL to a 12 month ECL. ECL levels increased in the second half of the year as the portfolio continued to grow and the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.
- The economic uncertainty post model adjustment allocated more ECL to Stage 1 given the forward-looking nature of the inflation threat on customer affordability, whereas the previous COVID-19 post model adjustment was focused on Stage 2 (for example, high risk payment holiday cases migrated into Stage 2). Refer to the Governance and post model adjustments section for more information.

- The Stage 3 inflow was amplified by the adoption of the new regulatory definition of default in January 2022. However, Stage 3 ECL levels decreased since 31 December 2021, primarily due to reduced LGD estimates as a result of the new model implementation in Q1 2022 alongside stable underlying default levels. The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in Stage 2. Refer to the Governance and post model adjustments section for further details.
- Write-off typically occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

Credit risk – Banking activities continued

Flow statements (audited)

Retail Banking - credit cards	Stage 1 Financial assets £m	ECL £m	Stage 2 Financial assets £m	ECL £m	Stage 3 Financial assets £m	ECL £m	Total Financial assets £m	ECL £m
At 1 January 2022	2,740	58	947	141	91	60	3,778	259
Currency translation and other adjustments	—	—	—	—	1	1	1	1
Transfers from Stage 1 to Stage 2	(1,278)	(41)	1,278	41	—	—	—	—
Transfers from Stage 2 to Stage 1	942	101	(942)	(101)	—	—	—	—
Transfers to Stage 3	(23)	(1)	(102)	(42)	125	43	—	—
Transfers from Stage 3	2	1	9	3	(11)	(4)	—	—
Net re-measurement of ECL on stage transfer		(64)		161		29		126
Changes in risk parameters		7		(29)		15		(7)
Other changes in net exposure	679	—	(92)	(54)	(27)	(1)	560	(55)
Other (P&L only items)		—		—		(6)		(6)
Income statement (releases)/charges		(57)		78		37		58
Amounts written-off	—	—	—	—	(66)	(66)	(66)	(66)
Unwinding of discount		—		—		(6)		(6)
At 31 December 2022	3,062	61	1,098	120	113	71	4,273	252
Net carrying amount	3,001		978		42		4,021	
At 1 January 2021	2,250	52	1,384	220	114	75	3,748	347
2021 movements	490	6	(437)	(79)	(23)	(15)	30	(88)
At 31 December 2021	2,740	58	947	141	91	60	3,778	259
Net carrying amount	2,682		806		31		3,519	

- ECL remained broadly stable during 2022 reflecting stable portfolio performance and the unwind of ECL held for COVID-19 related risks in the first half of the year that resulted in reduced levels of SICR identification and ECL requirement. In addition, a new credit card PD model implementation resulted in a net ECL decrease of £26 million. This is included in changes in risk parameters for Stage 1 and Stage 2.
- Similar to mortgages, ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.

- Credit card balances grew since 31 December 2021, in line with industry trends in the UK, as unsecured borrowing demand increased.
- Reflecting the strong credit performance observed during 2022, Stage 3 inflows remained subdued and the effect of the adoption of the new regulatory definition of default was minimal for credit cards.
- Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Credit risk – Banking activities continued
Flow statements (audited)

Retail Banking - other personal unsecured	Stage 1 Financial assets £m	ECL £m	Stage 2 Financial assets £m	ECL £m	Stage 3 Financial assets £m	ECL £m	Total Financial assets £m	ECL £m
At 1 January 2022	4,548	52	1,967	294	629	540	7,144	886
Currency translation and other adjustments	—	—	—	(1)	9	10	9	9
Transfers from Stage 1 to Stage 2	(2,797)	(85)	2,797	85	—	—	—	—
Transfers from Stage 2 to Stage 1	1,948	225	(1,948)	(225)	—	—	—	—
Transfers to Stage 3	(40)	(1)	(356)	(111)	396	112	—	—
Transfers from Stage 3	5	3	39	20	(44)	(23)	—	—
Net re-measurement of ECL on stage transfer		(177)		296		115		234
Changes in risk parameters		38		(34)		35		39
Other changes in net exposure	1,120	56	(471)	(55)	(90)	(26)	559	(25)
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(83)		207		124		248
Amounts written-off	—	—	—	—	(121)	(121)	(121)	(121)
Unwinding of discount		—		—		(11)		(11)
At 31 December 2022	4,784	111	2,028	269	779	631	7,591	1,011
Net carrying amount	4,673		1,759		148		6,580	
At 1 January 2021	3,385	59	3,487	450	596	495	7,468	1,004
2021 movements	1,163	(7)	(1,520)	(156)	33	45	(324)	(118)
At 31 December 2021	4,548	52	1,967	294	629	540	7,144	886
Net carrying amount	4,496		1,673		89		6,258	

— Overall, there was a modest ECL increase, mainly due to portfolio growth in the personal loan portfolio during 2022 and Stage 3 ECL, linked to the adoption of the new regulatory definition of default in January 2022, with underlying Stage 3 inflows remaining stable.
— Similar to the other personal portfolios, after reductions in the first half of the year, Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.

— Unsecured retail lending balances grew since 31 December 2021, in line with industry trends in the UK, as unsecured borrowing demand increased.
— Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

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Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	152,224	129	19,731	785	2,155	750	174,110	1,664
Currency translation and other adjustments	3,336	(1)	146	(1)	23	4	3,505	2
Inter-group transfers	—	—	—	—	—	—	—	—
Transfers from Stage 1 to Stage 2	(30,103)	(80)	30,103	80	—	—	—	—
Transfers from Stage 2 to Stage 1	18,729	400	(18,729)	(400)	—	—	—	—
Transfers to Stage 3	(232)	(1)	(1,667)	(65)	1,899	66	—	—
Transfers from Stage 3	217	29	194	27	(411)	(56)	—	—
Net re-measurement of ECL on stage transfer		(371)		505		212		346
Changes in risk parameters		172		(256)		68		(16)
Other changes in net exposure	16,181	65	(5,063)	(137)	(1,248)	(48)	9,870	(120)
Other (P&L only items)		(1)		(4)		(83)		(88)
Income statement (releases)/charges		(135)		108		149		122
Amounts written-off	—	—	(4)	(4)	(220)	(220)	(224)	(224)
Unwinding of discount		—		—		(29)		(29)
At 31 December 2022	160,352	342	24,711	534	2,198	747	187,261	1,623
Net carrying amount	160,010		24,177		1,451		185,638	
At 1 January 2021	131,307	296	42,290	1,836	2,998	1,249	176,595	3,381
2021 movements	20,917	(167)	(22,559)	(1,051)	(843)	(499)	(2,485)	(1,717)
At 31 December 2021	152,224	129	19,731	785	2,155	750	174,110	1,664
Net carrying amount	152,095		18,946		1,405		172,446	

(1) Flows relating to the SME portion of Commercial & Institutional is included in the relevant sector sub-sector tables.

- Exposure growth was mainly due to increased exposure to larger corporate customers and financial institutions, notably leveraged funds, information technology, telecommunications and power utilities.
- Stage 1 and Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.

- Stage 2 ECL increases were more than offset by reductions in post model adjustments.
- There were significant flows into Stage 3 due to defaults on government scheme lending, principally BBLS, with exposure reductions where payments on guarantees have been received.

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Credit risk – Banking activities continued
Flow statements (audited)

Commercial & Institutional - corporate	Stage 1 Financial assets £m	Stage 1 ECL £m	Stage 2 Financial assets £m	Stage 2 ECL £m	Stage 3 Financial assets £m	Stage 3 ECL £m	Total Financial assets £m	Total ECL £m
At 1 January 2022	49,066	91	15,305	643	1,378	527	65,749	1,261
Currency translation and other adjustments	656	—	124	(1)	18	7	798	6
Inter-group transfers	—	1	—	(3)	—	—	—	(2)
Transfers from Stage 1 to Stage 2	(21,063)	(60)	21,063	60	—	—	—	—
Transfers from Stage 2 to Stage 1	13,594	305	(13,594)	(305)	—	—	—	—
Transfers to Stage 3	(161)	(1)	(1,143)	(49)	1,304	50	—	—
Transfers from Stage 3	117	23	126	21	(243)	(44)	—	—
Net re-measurement of ECL on stage transfer		(283)		389		157		263
Changes in risk parameters		95		(223)		(2)		(130)
Other changes in net exposure	7,079	39	(3,098)	(105)	(906)	(30)	3,075	(96)
Other (P&L only items)		—		(2)		(77)		(79)
Income statement (releases)/charges		(149)		59		48		(42)
Amounts written-off	—	—	(4)	(4)	(154)	(154)	(158)	(158)
Unwinding of discount		—		—		(14)		(14)
At 31 December 2022	49,288	210	18,779	423	1,397	497	69,464	1,130
Net carrying amount	49,078		18,356		900		68,334	

— Exposure growth was driven by increased exposure to larger corporate customers, information technology, telecommunications and power utilities.
— Stage 1 and Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.

— Stage 2 ECL increases were more than offset by reductions in post model adjustments.
— There were significant flows into Stage 3 due to defaults on government scheme lending, principally BBLS, with exposure reductions where payments on guarantees have been received.

Credit risk – Banking activities continued

Flow statements (audited)

Commercial & Institutional - property	Stage 1 Financial assets £m	ECL £m	Stage 2 Financial assets £m	ECL £m	Stage 3 Financial assets £m	ECL £m	Total Financial assets £m	ECL £m
At 1 January 2022	26,991	22	3,128	99	678	208	30,797	329
Currency translation and other adjustments	29	1	—	—	—	(9)	29	(8)
Inter-group transfers	—	(1)	—	—	—	—	—	(1)
Transfers from Stage 1 to Stage 2	(5,654)	(17)	5,654	17	—	—	—	—
Transfers from Stage 2 to Stage 1	2,672	47	(2,672)	(47)	—	—	—	—
Transfers to Stage 3	(49)	—	(431)	(16)	480	16	—	—
Transfers from Stage 3	56	6	61	6	(117)	(12)	—	—
Net re-measurement of ECL on stage transfer		(46)		94		44		92
Changes in risk parameters		71		(27)		28		72
Other changes in net exposure	2,089	17	(1,439)	(30)	(375)	(18)	275	(31)
Other (P&L only items)		(1)		—		(7)		(8)
Income statement (releases)/charges		41		37		47		125
Amounts written-off	—	—	—	—	(24)	(24)	(24)	(24)
Unwinding of discount		—		—		(13)		(13)
At 31 December 2022	26,134	100	4,301	96	642	220	31,077	416
Net carrying amount	26,034		4,205		422		30,661	

- Stage 1 and Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.
- Stage 2 ECL increases were partially offset by reductions in post model adjustments.

- There were significant flows into Stage 3 due to defaults on government scheme lending, principally BBLS, with exposure reductions where payments on guarantees have been received.

Credit risk – Banking activities continued
Flow statements (audited)

Commercial & Institutional - other	Stage 1 Financial assets £m	ECL £m	Stage 2 Financial assets £m	ECL £m	Stage 3 Financial assets £m	ECL £m	Total Financial assets £m	ECL £m
At 1 January 2022	76,167	16	1,298	43	99	15	77,564	74
Currency translation and other adjustments	2,649	—	22	—	5	4	2,676	4
Inter-group transfers	—	(1)	—	5	—	(2)	—	2
Transfers from Stage 1 to Stage 2	(3,387)	(4)	3,387	4	—	—	—	—
Transfers from Stage 2 to Stage 1	2,464	48	(2,464)	(48)	—	—	—	—
Transfers to Stage 3	(21)	—	(93)	(1)	114	1	—	—
Transfers from Stage 3	45	—	7	—	(52)	—	—	—
Net re-measurement of ECL on stage transfer		(43)		22		12		(9)
Changes in risk parameters		7		(6)		41		42
Other changes in net exposure	7,013	9	(526)	(4)	34	(1)	6,521	4
Other (P&L only items)		—		—		2		2
Income statement (releases)/charges		(27)		12		54		39
Amounts written-off	—	—	—	—	(41)	(41)	(41)	(41)
Unwinding of discount		—		—		(1)		(1)
At 31 December 2022	84,930	32	1,631	15	159	30	86,720	77
Net carrying amount	84,898		1,616		129		86,643	

(1)   Commercial & Institutional other includes FIs, Sovereigns, and non-wholesale elements of Commercial & Institutional.

- Stage 1 and Stage 2 ECL levels increased in the second half of the year as the economic outlook deteriorated, increasing IFRS 9 PDs and the level of migrations from Stage 1 into Stage 2.
- Stage 2 ECL increases were more than offset by reductions in post model adjustments.

- The reduction in post model adjustments more than offset ECL increases from deteriorating economics.

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Credit risk – Banking activities continued
Stage 2 decomposition – arrears status and contributing factors

The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios.

	UK mortgages		Credit cards		Other		Total	
	Loans £m	ECL £m	Loans £m	ECL £m	Loans £m	ECL £m	Loans £m	ECL £m
2022								
Personal								
Currently >30 DPD	**205**	**1**	**10**	**5**	**52**	**18**	**267**	**24**
Currently <=30 DPD	**18,582**	**61**	**1,066**	**117**	**1,939**	**264**	**21,587**	**442**
- PD deterioration	**16,342**	**56**	**805**	**97**	**1,093**	**150**	**18,240**	**303**
- PD persistence	**867**	**2**	**200**	**13**	**185**	**16**	**1,252**	**31**
- Other driver (adverse credit, forbearance etc)	**1,373**	**3**	**61**	**7**	**661**	**98**	**2,095**	**108**
Total Stage 2	**18,787**	**62**	**1,076**	**122**	**1,991**	**282**	**21,854**	**466**
2021								
Personal								
Currently >30 DPD	397	9	11	6	88	16	496	31
Currently <=30 DPD	10,593	148	922	135	2,412	300	13,927	583
- PD deterioration	2,400	56	549	96	1,028	178	3,977	330
- PD persistence	3,088	38	270	23	791	92	4,149	153
- Other driver (adverse credit, forbearance etc)	5,105	54	103	16	593	30	5,801	100
Total Stage 2	10,990	157	933	141	2,500	316	14,423	614

— The deterioration in economic outlook during the second half of the year resulted in increased account level IFRS 9 PDs at the year end. Consequently, compared to 2021, a larger proportion of accounts exhibited significant PD deterioration causing Stage 2 exposures to increase significantly since 30 June 2022.

— Higher risk Personal customers who had accessed COVID-19 payment holiday support are no longer collectively migrated into Stage 2 with the focus of high risk segment monitoring now shifting to the effects of a high inflation environment on customers. In UK mortgages at 31 December 2021, approximately £0.8 billion of exposures were previously collectively migrated from Stage 1 into Stage 2.

— Accounts that are less than 30 days past due continue to represent the vast majority of the Stage 2 population. As expected, ECL coverage was higher in accounts that were more than 30 days past due than those in Stage 2 for other reasons.

	Property		Corporate		Financial institutions		Sovereign		Total	
	Loans £m	ECL £m	Loans £m	ECL £m	Loans £m	ECL £m	Loans £m	ECL £m	Loans £m	ECL £m
2022										
Wholesale										
Currently >30 DPD	**259**	**3**	**476**	**11**	**3**	**—**	**7**	**—**	**745**	**14**
Currently <=30 DPD	**4,057**	**102**	**18,677**	**446**	**1,350**	**14**	**150**	**1**	**24,234**	**563**
- PD deterioration	**2,739**	**68**	**15,399**	**351**	**1,230**	**10**	**79**	**—**	**19,447**	**429**
- PD persistence	**87**	**3**	**263**	**9**	**5**	**—**	**—**	**—**	**355**	**12**
- Other driver (forbearance, RoCL etc)	**1,231**	**31**	**3,015**	**86**	**115**	**4**	**71**	**1**	**4,432**	**122**
Total Stage 2	**4,316**	**105**	**19,153**	**457**	**1,353**	**14**	**157**	**1**	**24,979**	**577**
2021										
Wholesale										
Currently >30 DPD	239	3	390	8	19	—	—	—	648	11
Currently <=30 DPD	2,862	108	15,214	705	713	39	121	1	18,910	853
- PD deterioration	896	57	10,391	549	595	36	84	1	11,966	643
- PD persistence	139	8	552	32	6	—	1	—	698	40
- Other driver (forbearance, RoCL etc)	1,827	43	4,271	124	112	3	36	—	6,246	170
Total Stage 2	3,101	111	15,604	713	732	39	121	1	19,558	864

— The deteriorating economic outlook, including lower growth in GDP and the stock index as well as a reduction in commercial real estate prices, resulted in a significant increase in IFRS 9 PDs. Consequently, compared to 2021, a larger proportion of exposure exhibited a SICR and migrated into Stage 2, resulting in an increase in Stage 2 exposure.

— PD deterioration remained the primary trigger for identifying a SICR and Stage 2 treatment, proportionally increasing due to the deteriorating economic outlook.

— There was a decrease in Risk of Credit Loss partially due to PD deterioration being the primary trigger. Overall, there was a decrease in flows on to the Risk of Credit Loss framework, although inflows into the framework began to increase in Q4 2022.

Credit risk – Banking activities continued
Stage 2 decomposition – by a significant increase in credit risk trigger

2022	UK mortgages		Credit cards		Other		Total	
	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)								
PD movement	**16,477**	**87.7**	**814**	**75.7**	**1,129**	**56.7**	**18,420**	**84.3**
PD persistence	**866**	**4.6**	**200**	**18.6**	**186**	**9.3**	**1,252**	**5.7**
Adverse credit bureau recorded with credit reference agency	**929**	**4.9**	**52**	**4.8**	**96**	**4.8**	**1,077**	**4.9**
Forbearance support provided	**101**	**0.5**	**1**	**0.1**	**17**	**0.9**	**119**	**0.5**
Customers in collections	**153**	**0.8**	**2**	**0.2**	**4**	**0.2**	**159**	**0.7**
Collective SICR and other reasons (2)	**195**	**1.0**	**7**	**0.7**	**546**	**27.4**	**748**	**3.4**
Days past due >30	**66**	**0.4**	**—**	**—**	**13**	**0.7**	**79**	**0.4**
	18,787	**100.0**	**1,076**	**100.0**	**1,991**	**100.0**	**21,854**	**100.0**
2021								
Personal trigger (1)								
PD movement	2,707	24.6	560	60.1	1,091	43.6	4,358	30.2
PD persistence	3,103	28.2	270	28.9	792	31.7	4,165	28.9
Adverse credit bureau recorded with credit reference agency	3,657	33.3	60	6.4	73	2.9	3,790	26.3
Forbearance support provided	178	1.6	2	0.2	34	1.4	214	1.5
Customers in collections	82	0.8	3	0.3	48	1.9	133	0.9
Collective SICR and other reasons (2)	1,197	10.9	38	4.1	455	18.2	1,690	11.7
Days past due >30	66	0.6	—	—	7	0.3	73	0.5
	10,990	100	933	100	2,500	100	14,423	100

For the notes to this table refer to the following page.

- During the first half of the year, the stable credit performance of the portfolio resulted in either decreased or stable account level IFRS 9 PDs for most products. UK mortgages was the exception, where the implementation of a new IFRS 9 PD model in Q1 2022 increased the proportion of accounts exhibiting significant PD deterioration.
- However, in the second half of the year, the economic uncertainty and high inflation environment, which is reflected in the recent updates to the IFRS 9 MES scenarios, resulted in PDs increasing again. This is reflected both in an increase in Stage 2 across all products compared to 31 December 2021 and an increased proportion of Stage 2 driven by PD deterioration.

- Personal customers who had accessed COVID-19 payment holiday support, and where their risk profile was identified as relatively high risk are no longer collectively migrated into Stage 2, given the lack of default emergence from these segments and with the focus of high risk segment monitoring now shifting to the effects of a high inflation environment on customers. In UK mortgages at 31 December 2021, approximately £0.8 billion of exposures were previously collectively migrated from Stage 1 into Stage 2.

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Credit risk – Banking activities continued
Stage 2 decomposition – by a significant increase in credit risk trigger continued

2022	Property		Corporate		Financial institutions		Sovereign		Total	
	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)										
PD movement	**2,807**	**65.0**	**15,645**	**81.7**	**1,231**	**91.0**	**79**	**50.3**	**19,762**	**79.2**
PD persistence	**88**	**2.0**	**263**	**1.4**	**5**	**0.4**	**—**	**—**	**356**	**1.4**
Risk of Credit Loss	**618**	**14.4**	**1,587**	**8.3**	**32**	**2.4**	**55**	**35.0**	**2,292**	**9.2**
Forbearance support provided	**44**	**1.0**	**473**	**2.5**	**19**	**1.4**	**—**	**—**	**536**	**2.1**
Customers in collections	**13**	**0.3**	**44**	**0.2**	**—**	**—**	**—**	**—**	**57**	**0.2**
Collective SICR and other reasons (2)	**575**	**13.3**	**946**	**4.9**	**64**	**4.7**	**16**	**10.2**	**1,601**	**6.4**
Days past due >30	**171**	**4.0**	**195**	**1.0**	**2**	**0.1**	**7**	**4.5**	**375**	**1.5**
	4,316	**100.0**	**19,153**	**100.0**	**1,353**	**100.0**	**157**	**100.0**	**24,979**	**100.0**

2021										
Wholesale trigger (1)										
PD movement	942	30.3	10,553	67.7	595	81.3	84	69.4	12,174	62.2
PD persistence	139	4.5	553	3.5	6	0.8	1	0.8	699	3.6
Risk of Credit Loss	962	31.0	2,626	16.8	71	9.7	34	28.1	3,693	18.9
Forbearance support provided	101	3.3	489	3.1	6	0.8	—	—	596	3.0
Customers in collections	27	0.9	88	0.6	1	0.1	—	—	116	0.6
Collective SICR and other reasons (2)	762	24.6	1,189	7.6	35	4.8	2	1.7	1,988	10.2
Days past due >30	168	5.4	106	0.7	18	2.5	—	—	292	1.5
	3,101	100	15,604	100	732	100	121	100	19,558	100

(1) The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.

(2) Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.

– PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. There was an increase in cases triggering PD deterioration reflecting the deteriorating economic outlook.
– Moving exposures on to the Risk of Credit Loss framework remained an important backstop indicator of a SICR. The exposures classified under the Stage 2 Risk of Credit Loss framework decreased over the period due to the increase in PD deterioration.

– PD persistence related to the Business Banking portfolio only. A reduction in PDs in 2021 meant that some Business Banking customers returned to Stage 1 in early 2022, although a number of these customers returned through PD movement in the second half of the year due to the deteriorating economic outlook.

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios.

	2022		2021	
	Retail Banking mortgages	Wholesale	Retail Banking mortgages	Wholesale
Stage 3 loans (£bn)	**1.7**	**2.5**	1.2	2.1
Vintage (time in default):				
<1 year	**43%**	**29%**	26%	19%
1-3 years	**26%**	**12%**	30%	20%
3-5 years	**12%**	**7%**	13%	7%
5-10 years	**9%**	**52%**	17%	54%
>10 years	**10%**	**—**	14%	
	100%	**100%**	100%	100%

– Retail Banking mortgages – The increase in the proportion of loans in Stage 3 for less than one year was mainly due to the adoption of the new regulatory definition of default in January 2022.

– Wholesale – Exposures which were in Stage 3 for in excess of five years, were mainly related to customers being in a protracted formal insolvency process or subject to litigation or a complaints process.

Credit risk – Banking activities continued
Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages												
AQ1-AQ4	116,559	9,208	—	125,767	45	24	—	69	0.04	0.26	—	0.05
AQ5-AQ8	65,510	8,962	—	74,472	36	34	—	70	0.1	0.4	—	0.1
AQ9	176	617	—	793	—	4	—	4	—	0.7	—	0.5
AQ10	—	—	1,925	1,925	—	—	233	233	—	—	12.1	12.1
	182,245	18,787	1,925	202,957	81	62	233	376	0.0	0.3	12.1	0.2
RoI mortgages												
AQ1-AQ4	—	—	—	—	—	—	—	—	—	—	—	—
AQ5-AQ8	—	—	—	—	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
Credit cards												
AQ1-AQ4	98	—	—	98	—	—	—	—	—	—	—	—
AQ5-AQ8	3,172	1,036	—	4,208	61	112	—	173	1.9	10.8	—	4.1
AQ9	5	40	—	45	1	10	—	11	20.0	25.0	—	24.4
AQ10	—	—	109	109	—	—	73	73	—	—	67.0	67.0
	3,275	1,076	109	4,460	62	122	73	257	1.9	11.3	67.0	5.8
Other personal												
AQ1-AQ4	1,047	128	—	1,175	11	17	—	28	1.1	13.3	—	2.4
AQ5-AQ8	5,843	1,732	—	7,575	104	224	—	328	1.8	12.9	—	4.3
AQ9	28	131	—	159	2	41	—	43	7.1	31.3	—	27.0
AQ10	—	—	797	797	—	—	651	651	—	—	81.7	81.7
	6,918	1,991	797	9,706	117	282	651	1,050	1.7	14.2	81.7	10.8
Total												
AQ1-AQ4	117,704	9,336	—	127,040	56	41	—	97	0.1	0.4	—	0.1
AQ5-AQ8	74,525	11,730	—	86,255	201	370	—	571	0.3	3.2	—	0.7
AQ9	209	788	—	997	3	55	—	58	1.4	7.0	—	5.8
AQ10	—	—	2,831	2,831	—	—	957	957	—	—	33.8	33.8
	192,438	21,854	2,831	217,123	260	466	957	1,683	0.1	2.1	33.8	0.8

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Credit risk – Banking activities continued
Asset quality (audited)

2021	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages												
AQ1-AQ4	93,956	3,157	—	97,113	8	40	—	48	0.01	1.27	—	0.05
AQ5-AQ8	81,160	7,325	—	88,485	17	103	—	120	0.02	1.41	—	0.14
AQ9	290	508	—	798	—	14	—	14	—	2.76	—	1.75
AQ10	—	—	1,451	1,451	—	—	269	269	—	—	18.54	18.54
	175,406	10,990	1,451	187,847	25	157	269	451	0.01	1.43	18.54	0.24
RoI mortgages												
AQ1-AQ4	3,669	226	—	3,895	5	5	—	10	0.14	2.21	—	0.26
AQ5-AQ8	1,335	176	—	1,511	2	6	—	8	0.15	3.41	—	0.53
AQ9	8	151	—	159	—	6	—	6	—	3.97	—	3.77
AQ10	—	—	599	599	—	—	293	293	—	—	48.91	48.91
	5,012	553	599	6,164	7	17	293	317	0.14	3.07	48.91	5.14
Credit cards												
AQ1-AQ4	44	1	—	45	1	—	—	1	2.27	—	—	2.22
AQ5-AQ8	2,874	894	—	3,768	58	130	—	188	2.02	14.54	—	4.99
AQ9	6	38	—	44	—	11	—	11	—	28.95	—	25.00
AQ10	—	—	90	90	—	—	60	60	—	—	66.67	66.67
	2,924	933	90	3,947	59	141	60	260	2.02	15.11	66.67	6.59
Other personal												
AQ1-AQ4	831	88	—	919	6	19	—	25	0.72	21.59	—	2.72
AQ5-AQ8	5,950	1,723	—	7,673	51	243	—	294	0.86	14.10	—	3.83
AQ9	52	136	—	188	1	37	—	38	1.92	27.21	—	20.21
AQ10	—	—	642	642	—	—	557	557	—	—	86.76	86.76
	6,833	1,947	642	9,422	58	299	557	914	0.85	15.36	86.76	9.70
Total personal												
AQ1-AQ4	98,500	3,472	—	101,972	20	64	—	84	0.02	1.84	—	0.08
AQ5-AQ8	91,319	10,118	—	101,437	128	482	—	610	0.14	4.76	—	0.60
AQ9	356	833	—	1,189	1	68	—	69	0.28	8.16	—	5.80
AQ10	—	—	2,782	2,782	—	—	1,179	1,179	—	—	42.38	42.38
	190,175	14,423	2,782	207,380	149	614	1,179	1,942	0.08	4.26	42.38	0.94

- In the Personal portfolio, the asset quality distribution improved overall with high quality new business written during 2022 and existing portfolio quality being maintained.
- The majority of exposures were in AQ1-AQ4, with a significant proportion in AQ5-AQ8. As expected, mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing.
- The increase in AQ10/Stage 3 balances was mainly because of the IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. This change resulted in an increase in Stage 3 exposures of approximately £0.7 billion, mostly in mortgages.

- In other Personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision for up to six years after default.
- ECL provisions coverage shows the expected trend with increased coverage in the weaker asset quality bands, and also by stage.
- Across the majority of asset quality bands, migration from Stage 1 into Stage 2 was observed as the effect of updated economic scenarios increased IFRS 9 PDs and therefore Stage 2 exposure.

Credit risk – Banking activities continued
Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.

2022	Gross loans Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	ECL provisions Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	ECL provisions coverage Stage 1 %	Stage 2 %	Stage 3 %	Total %
Property												
AQ1-AQ4	14,818	600	—	15,418	17	4	—	21	0.11	0.67	—	0.14
AQ5-AQ8	12,712	3,618	—	16,330	90	95	—	185	0.7	2.6	—	1.1
AQ9	12	98	—	110	—	6	—	6	—	6.1	—	5.5
AQ10	—	—	716	716	—	—	229	229	—	—	32.0	32.0
	27,542	4,316	716	32,574	107	105	229	441	0.4	2.4	32.0	1.4
Corporate												
AQ1-AQ4	17,447	5,184	—	22,631	23	37	—	60	0.1	0.7	—	0.3
AQ5-AQ8	35,567	13,643	—	49,210	195	398	—	593	0.6	2.9	—	1.2
AQ9	34	326	—	360	—	22	—	22	—	6.8	—	6.1
AQ10	—	—	1,476	1,476	—	—	553	553	—	—	37.5	37.5
	53,048	19,153	1,476	73,677	218	457	553	1,228	0.4	2.4	37.5	1.7
Financial institutions												
AQ1-AQ4	44,257	914	—	45,171	18	5	—	23	0.0	0.6	—	0.1
AQ5-AQ8	2,479	429	—	2,908	14	9	—	23	0.6	2.1	—	0.8
AQ9	2	10	—	12	—	—	—	—	—	—	—	—
AQ10	—	—	47	47	—	—	17	17	—	—	36.2	36.2
	46,738	1,353	47	48,138	32	14	17	63	0.1	1.0	36.2	0.1
Sovereign												
AQ1-AQ4	5,319	75	—	5,394	15	1	—	16	0.3	1.3	—	0.3
AQ5-AQ8	139	82	—	221	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	26	26	—	—	3	3	—	—	11.5	11.5
	5,458	157	26	5,641	15	1	3	19	0.3	0.6	11.5	0.3
Total												
AQ1-AQ4	81,841	6,773	—	88,614	73	47	—	120	0.1	0.7	—	0.1
AQ5-AQ8	50,897	17,772	—	68,669	299	502	—	801	0.6	2.8	—	1.2
AQ9	48	434	—	482	—	28	—	28	—	6.5	—	5.8
AQ10	—	—	2,265	2,265	—	—	802	802	—	—	35.4	35.4
	132,786	24,979	2,265	160,030	372	577	802	1,751	0.3	2.3	35.4	1.1
2021												
Property												
AQ1-AQ4	13,529	223	—	13,752	3	7	—	10	0.02	3.14	—	0.07
AQ5-AQ8	15,126	2,742	—	17,868	21	94	—	115	0.14	3.43	—	0.64
AQ9	24	136	—	160	—	10	—	10	—	7.35	—	6.25
AQ10	—	—	742	742	—	—	239	239	—	—	32.21	32.21
	28,679	3,101	742	32,522	24	111	239	374	0.08	3.58	32.21	1.15
Corporate												
AQ1-AQ4	18,378	1,027	—	19,405	8	48	—	56	0.04	4.67	—	0.29
AQ5-AQ8	35,351	13,922	—	49,273	88	621	—	709	0.25	4.46	—	1.44
AQ9	74	655	—	729	—	44	—	44	—	6.72	—	6.04
AQ10	—	—	1,444	1,444	—	—	602	602	—	—	41.69	41.69
	53,803	15,604	1,444	70,851	96	713	602	1,411	0.18	4.57	41.69	1.99
Financial institutions												
AQ1-AQ4	50,121	63	—	50,184	7	1	—	8	0.01	1.59	—	0.02
AQ5-AQ8	2,138	667	—	2,805	7	38	—	45	0.33	5.70	—	1.60
AQ9	4	2	—	6	—	—	—	—	—	—	—	—
AQ10	—	—	46	46	—	—	4	4	—	—	8.70	8.70
	52,263	732	46	53,041	14	39	4	57	0.03	5.33	8.70	0.11
Sovereign												
AQ1-AQ4	5,787	35	—	5,822	19	1	—	20	0.33	2.86	—	0.34
AQ5-AQ8	117	86	—	203	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	8	8	—	—	2	2	—	—	25.00	25.00
	5,904	121	8	6,033	19	1	2	22	0.32	0.83	25.00	0.36
Total												
AQ1-AQ4	87,815	1,348	—	89,163	37	57	—	94	0.04	4.23	—	0.11
AQ5-AQ8	52,732	17,417	—	70,149	116	753	—	869	0.22	4.32	—	1.24
AQ9	102	793	—	895	—	54	—	54	—	6.81	—	6.03
AQ10	—	—	2,240	2,240	—	—	847	847	—	—	37.81	37.81
	140,649	19,558	2,240	162,447	153	864	847	1,864	0.11	4.42	37.81	1.15

Credit risk – Banking activities continued
Asset quality (audited)

- Across the Wholesale portfolio, asset quality remained stable. The majority of the portfolio was within the AQ1-AQ4, and AQ5-AQ8 bands. Distribution differs across segments reflective of the underlying quality of counterparties, with financial institutions and sovereigns mostly in the AQ1-AQ4 bands, and property and corporates mostly in the AQ5-AQ8 bands.

- Customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review was performed or a material credit event specific to that customer occurred. Credit grades are reassessed for all customers at least annually.
- ECL provisions coverage showed the expected trend, with increased coverage in the weaker asset quality bands within Stage 2 compared to Stage 1, and again within Stage 3 compared to Stage 2.

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group's trading activities.

Securities financing transactions and collateral (audited)

The table below shows securities funding transactions in NatWest Markets and Treasury. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse Repos			Repos		
2022	Total £m	Of which can be offset £m	Outside netting arrangements £m	Total £m	Of which can be offset £m	Outside netting arrangements £m
Gross	61,775	61,241	534	55,226	50,743	4,483
IFRS offset	(20,211)	(20,211)	—	(20,211)	(20,211)	—
Carrying value	41,564	41,030	534	35,015	30,532	4,483
Master netting arrangements	(2,445)	(2,445)	—	(2,445)	(2,445)	—
Securities collateral	(38,387)	(38,387)	—	(28,087)	(28,087)	—
Potential for offset not recognised under IFRS	(40,832)	(40,832)	—	(30,532)	(30,532)	—
Net	732	198	534	4,483	—	4,483
2021						
Gross	78,909	78,259	650	73,858	72,712	1,146
IFRS offset	(32,016)	(32,016)	—	(32,016)	(32,016)	—
Carrying value	46,893	46,243	650	41,842	40,696	1,146
Master netting arrangements	(900)	(900)	—	(900)	(900)	—
Securities collateral	(45,271)	(45,271)	—	(39,794)	(39,794)	—
Potential for offset not recognised under IFRS	(46,171)	(46,171)	—	(40,694)	(40,694)	—
Net	722	72	650	1,148	2	1,146

Credit risk – Trading activities continued
Derivatives (audited)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury.

	2022							2021		
	Notional									
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						118,275	116,158		114,100	109,403
IFRS offset						(18,730)	(22,111)		(7,961)	(8,568)
Carrying value	2,913	4,301	5,527	1,184	13,925	99,545	94,047	12,100	106,139	100,835
Of which:										
Interest rate (1)	2,602	2,895	4,967	278	10,742	53,480	48,535	8,919	67,458	61,206
Exchange rate	309	1,401	552	906	3,168	45,829	45,237	3,167	38,517	39,286
Credit	2	5	8	—	15	236	275	14	154	343
Equity and commodity	—	—	—	—	—	—	—	—	10	—
Carrying value					13,925	99,545	94,047	12,100	106,139	100,835
Counterparty mark-to-market netting						(77,365)	(77,365)		(85,006)	(85,006)
Cash collateral						(14,079)	(9,761)		(15,035)	(9,909)
Securities collateral						(4,571)	(1,185)		(2,428)	(2,913)
Net exposure						3,530	5,736		3,670	3,007
Banks (2)						648	711		393	413
Other financial institutions (3)						1,732	1,969		1,490	1,584
Corporate (4)						1,068	2,969		1,716	938
Government (5)						82	87		71	72
Net exposure						3,530	5,736		3,670	3,007
UK						1,271	2,878		1,990	1,122
Europe						1,196	2,015		714	1,028
US						753	626		645	653
RoW						310	217		321	204
Net exposure						3,530	5,736		3,670	3,007
Asset quality of uncollateralised derivative assets										
AQ1-AQ4						3,014			2,939	
AQ5-AQ8						500			674	
AQ9-AQ10						16			57	
Net exposure						3,530			3,670	

(1) The notional amount of interest rate derivatives includes £8,065 billion (2021 – £6,173 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group's external rating.
(4) Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Credit risk – Trading activities continued
Derivatives: settlement basis and central counterparties (audited)

The table below shows the third party derivative notional and fair value by trading and settlement method.

| | Notional | | | | Asset | | Liability | |
| | Traded over the counter | | | | | | | |
2022	Traded on recognised exchanges £bn	Settled by central counterparties £bn	Not settled by central counterparties £bn	Total £bn	Traded on recognised exchanges £m	Traded over the counter £m	Traded on recognised exchanges £m	Traded over the counter £m
Interest rate	707	8,065	1,970	10,742	113	53,367	33	48,502
Exchange rate	2	—	3,166	3,168	—	45,829	—	45,237
Credit	—	—	15	15	—	236	—	275
Equity and commodity	—	—	—	—	—	—	—	—
Total	709	8,065	5,151	13,925	113	99,432	33	94,014
2021								
Interest rate	723	6,173	2,023	8,919	—	67,458	—	61,206
Exchange rate	2	—	3,165	3,167	—	38,517	—	39,286
Credit	—	—	14	14	—	154	—	343
Equity and commodity	—	—	—	—	—	10	—	—
Total	725	6,173	5,202	12,100	—	106,139	—	100,835

Debt securities (audited)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch.

| | Central and local government | | | Financial institutions | Corporate | Total |
2022	UK £m	US £m	Other £m	£m	£m	£m
AAA	—	—	469	766	3	1,238
AA to AA+	—	2,345	1,042	1,114	21	4,522
A to AA-	2,205	—	372	77	29	2,683
BBB- to A-	—	—	916	149	296	1,361
Non-investment grade	—	—	—	65	49	114
Unrated	—	—	—	1	3	4
Total	2,205	2,345	2,799	2,172	401	9,922
Short positions	(2,313)	(1,293)	(3,936)	(1,875)	(107)	(9,524)
2021						
AAA	—	—	2,011	838	—	2,849
AA to AA+	—	3,329	3,145	1,401	62	7,937
A to AA-	6,919	—	1,950	308	57	9,234
BBB- to A-	—	—	3,792	346	517	4,655
Non-investment grade	—	—	31	163	82	276
Unrated	—	—	—	3	3	6
Total	6,919	3,329	10,929	3,059	721	24,957
Short positions	(9,790)	(56)	(12,907)	(2,074)	(137)	(24,964)

Credit risk – Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table shows cross border exposures greater than 0.5% of NatWest Group's total assets.

2022	Government £m	Banks £m	Other £m	Total £m	Short positions £m	Net of short positions £m
Western Europe	5,608	7,385	19,018	32,011	4,438	27,573
Of which: France	*1,875*	*1,911*	*3,958*	*7,744*	*1,414*	*6,330*
Germany	*794*	*3,717*	*839*	*5,350*	*1,053*	*4,297*
Italy	*1,094*	*116*	*729*	*1,939*	*1,126*	*813*
United States	8,080	3,852	12,931	24,863	1,429	23,434
2021						
Western Europe	17,206	6,968	17,177	41,351	13,603	27,748
Of which: France	*5,391*	*1,258*	*3,825*	*10,474*	*2,919*	*7,555*
Germany	*3,164*	*3,640*	*1,835*	*8,639*	*3,111*	*5,528*
Italy	*3,040*	*210*	*797*	*4,047*	*3,449*	*598*
United States	10,345	3,548	8,539	22,432	1,862	20,570

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Capital, liquidity and funding risk

NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring NatWest Group operates within its regulatory requirements and risk appetite.

Definitions (audited)

Regulatory capital consists of reserves and instruments issued that are available, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital.

Capital risk is the risk that there is or will be insufficient capital and other loss-absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals.

Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is the risk of being unable to meet financial obligations as and when they fall due.

Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base.

Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:

— Maturity profile;
— Composition of sources and uses of funding;
— The quality and size of the liquidity portfolio;
— Wholesale market conditions; and
— Depositor and investor behaviour.

Sources of risk (audited)

Capital

The eligibility of instruments and financial resources as regulatory capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers:

— CET1 capital - CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.
— Additional Tier 1 (AT1) capital - This is the second type of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when the CET1 ratio falls below a pre-specified level.
— Tier 2 capital - Tier 2 capital is supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities with a minimum maturity of five years at the point of issuance.

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to capital, other specific loss-absorbing instruments, including senior notes issued by NatWest Group, may be used to cover certain gone concern capital requirements, which is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that NatWest Group has failed or is likely to fail.

Liquidity

NatWest Group maintains a prudent approach to the definition of liquidity resources. NatWest Group manages its liquidity to ensure it is always available when and where required, taking into account regulatory, legal and other constraints. Following ring-fencing legislation, liquidity is no longer considered fungible across NatWest Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UK DoLSub) (primarily in NatWest Bank Plc), UBIDAC, NatWest Markets Plc, RBS International Limited and NWM N.V.. Some disclosures in this section where relevant are presented, on a consolidated basis, for NatWest Group, the UK DoLSub and on a solo basis for NatWest Markets Plc.

Liquidity resources are divided into primary and secondary liquidity as follows:

— Primary liquid assets include cash and balances at central banks, Treasury bills and other high quality government and supranational securities.
— Secondary liquid assets are eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

Funding

NatWest Group maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. NatWest Group also retains access to central bank funding facilities.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, please refer to the 2022 NatWest Group Pillar 3 Report.

Capital, liquidity and funding risk continued
Capital management

Capital management ensures that there is sufficient capital and other loss-absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board-approved risk appetite, maintaining its credit rating and supporting its strategic goals.

Capital management is critical in supporting the businesses and is enacted through an end-to-end framework across businesses and legal entities. Capital is managed within the organisation at the following levels; NatWest Group consolidated, NWH Group sub consolidated, NatWest Markets Plc, NatWest Markets N.V. and RBS International Limited. The banking subsidiaries within NWH Group are governed by the same principles, processes and management as NatWest Group. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies.

Capital planning is integrated into NatWest Group's wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 181 and 182.

Produce capital plans	Capital plans are produced for NatWest Group, its key operating entities and its businesses over a five year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes. Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.
Assess capital adequacy	Capital plans are developed to maintain capital of sufficient quantity and quality to support NatWest Group's business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements. Capital resources and capital requirements are assessed across a defined planning horizon. Impact assessment captures input from across NatWest Group including from businesses.
Inform capital actions	Capital planning informs potential capital actions including buy backs, redemptions, dividends and new issuance to external investors or via internal transactions. Decisions on capital actions will be influenced by strategic and regulatory requirements, risk appetite, costs and prevailing market conditions. As part of capital planning, NatWest Group will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing.

Capital planning is one of the tools that NatWest Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage.

Liquidity risk management

NatWest Group manages its liquidity risk taking into account regulatory, legal and other constraints to ensure sufficient liquidity is available where required to cover liquidity stresses. The principal levels at which liquidity risk is managed are:

- NatWest Group
- NatWest Holdings Group
- UK DoLSub
- UBIDAC
- NatWest Markets Plc
- NatWest Markets Securities Inc.
- RBS International Limited
- NWM N.V.
- NatWest Bank Europe GmbH

The UK DoLSub is PRA regulated and comprises NatWest Group's three licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc) and Coutts & Company. Ulster Bank Limited was removed from the UK DoLSub effective 1 January 2022 and its banking license was officially revoked following regulatory approval on 29 December 2022.

NatWest Group categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The size of the liquidity portfolios are determined by referencing NatWest Group's liquidity risk appetite. NatWest Group retains a prudent approach to setting the composition of the liquidity portfolios, which is subject to internal policies applicable to all entities and limits over quality of counterparty, maturity mix and currency mix.

RBS International Limited, NWM N.V. and UBIDAC hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset.

Funding risk management

NatWest Group manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet including quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities as well as the funding concentration.

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Prudential regulation changes that may impact capital requirements

NatWest Group faces numerous changes in prudential regulation that may impact the minimum amount of capital it must hold and consequently may increase funding costs and reduce return on equity. Regulatory changes are actively monitored by NatWest Group, including engagement with industry associations and regulators and participation in quantitative impact studies. Monitoring the changing regulatory landscape forms a fundamental part of capital planning and management of its business. NatWest Group believes that its strategy to focus on simpler, lower risk activities within a more resilient recovery and resolution framework will enable it to manage the impact of these.

UK and EU implementation of Basel framework

The European Union (EU) implemented the initial phase of the Basel III capital framework through the CRR and the Capital Requirements Directive (CRD). On 7 June 2019, amendments to the CRR and CRD (known as CRR2 and CRD5 respectively) were published in the Official Journal of the European Union. The majority of these changes were implemented in June 2021. Further changes relating to the Basel 3.1 standard will be implemented in EU by CRR3 and CRD6 for which the European Commission issued a proposal in October 2021. The implementation of these changes is not expected until January 2025 however the impact of those will be limited to NatWest Group's EU subsidiaries.

From 1 January 2021, NatWest Group has been regulated under the onshored CRR and associated onshored binding technical standards which were created by the European Union (Withdrawal) Act 2018 and amending statutory instruments. As the Withdrawal Act applied to the CRR in place as of 31 December 2020, changes to the CRR in the EU are not reflected in the UK CRR unless separately legislated and amended by statutory instruments. Going forward, the Financial Services Bill gives the PRA the power to write prudential rules directly into the PRA rulebook and they will co-ordinate with HM Treasury to implement any required changes to the UK CRR.

As detailed above, the changes to the EU CRR included the substantial CRR2 amendments and equivalent reforms were eventually implemented in UK on 1 January 2022.

On 30 November 2022, the PRA published its consultation paper CP16/22 setting out its proposed rules and expectations with respect to the Basel 3.1 standards that remain to be implemented in the UK. This will complete the implementation of post-global financial crisis prudential reforms, which were designed to i) increase the quantity of capital in the system, per unit of risk; ii) increase the quality of capital held by firms; and iii) improve the accuracy of risk-management firms, reducing the variability of risk-weighted assets (RWAs). The changes mainly impact capital requirements for STD (Standardised) and IRB (Internal Ratings Based) Credit Risk, Market Risk, CVA, Counterparty Credit Risk and Operational Risk. An aggregate "output floor" is also being introduced to ensure that total RWAs for firms using advanced or internally modelled methods and subject to the floor cannot fall below 72.5% of RWAs under the standardised approach. The proposal did not include further changes to the Leverage Ratio, Large Exposures and Liquidity Risk frameworks.

Implementation of the PRA proposals is scheduled to align with that of the European Union, with a projected compliance date of 1 January 2025. The PRA's consultation period will end on 31 March 2023. See summary table for further details on PRA's proposal.

Other developments

On 29 November 2022, the PRA published PS9/22 which contained amendments to PRA's approach to identifying other systemically important institutions (O-SIIs). The amendments mainly aimed at removing EBA's scoring methodology from the O-SII identification process and changing specific indicators and weights in PRA's scoring methodology. In its policy statement, the PRA clarified that O-SII designation does not automatically result in higher loss absorbency requirements in the form of an O-SII buffer or otherwise. An O-SII buffer can only apply to O-SIIs, or part of an O-SII that are ring-fenced bodies (RFBs).

On the same date, the PRA also published its 2022 list of firms designated as O-SIIs. NatWest Group is part of PRA's O-SII list. Simultaneously, the PRA published a statement confirming a freeze of firms' O-SII buffer rates in 2022. O-SII buffers will be maintained at 2019 levels and the PRA will assess rates in 2023 based on its revised methodology. The decision on O-SII buffer rates taken in December 2023 will be based on end-2022 financial results and will take effect from January 2025 in line with PRA's policy. This PRA statement is therefore relevant to NatWest Holdings Limited which is currently subject an O-SII buffer.

Capital, liquidity and funding risk continued
Summary of future changes to prudential regulation in UK that may impact NatWest Group

The table below covers expected future changes to prudential regulation in the UK which may impact NatWest Group at a consolidated level. Certain entities within the group will be exposed to changes in prudential regulation from other legislative bodies and/or local supervisory authorities where NatWest Group's entities are authorised (e.g. EU and Jersey) on a solo basis and these changes may be different in substance, scope and timing than those highlighted below.

Area of development	Key changes	Source of changes/implementation date
Leverage ratio framework	− Binding leverage ratio at individual bank level for material entities i.e. LREQ firms.	− SS45/15 – UK Leverage ratio framework − Implementation: 1 January 2023
Capital – Output floor	− Level of application: Applies at highest level of application: Consolidated level for UK Groups; sub-consolidated level for Ring Fenced sub-groups. − Capital stack: Applies to full capital stack including capital buffers. − Transitional period for the application; starting with 50% at 1 January 2025 through to 72.5% at 1 January 2030.	− PRA Basel 3.1 CP16/22 − Expected implementation: 1 January 2025
Credit Risk (STD, IRB, FIRB)	− Significant revisions to standardised credit risk, including to unrated corporates, SMEs, specialised lending, mortgages & equity exposures. − Changes to IRB; restrictions on IRB modelling (switch to standardised on central governments, switch to FIRB on financial institutions and large corporates), inclusion of input floors and other modelling changes. − Removal of SME & Infrastructure supporting factors (IRB & standardised). − Amendments to credit risk mitigation, including the withdrawal of some internal modelling approaches, the removal of double default and a new risk weight substitution approach on some exposures.	− PRA Basel 3.1 CP16/22 − Expected implementation: 1 January 2025
Market Risk	− Implementation of FRTB - new standardised & modelled approaches (Expected Shortfall replaces VaR), revised banking/trading book boundary. − Model approval applications to be provided by 1 January 2024. This includes permissions for standardised MR & CVA.	− PRA Basel 3.1 CP16/22 − Expected implementation: 1 January 2025
CVA & Counterparty Credit Risk	− Removal of modelled approach. − New standardised approach, aligned to Basel framework, including the removal of CVA exemptions on sovereigns, non-financial counterparties and pension funds. − Reduced SA-CCR alpha factor from 1.4 to 1 for non-financial counterparties and pension funds.	− PRA Basel 3.1 CP16/22 − Expected implementation: 1 January 2025
Operational Risk	− Internal loss multiplier (ILM) set to 1. − Changes to the income requirements in scope of the business indicator.	− PRA Basel 3.1 CP16/22 − Expected implementation: 1 January 2025
Pillar 2	− PRA commitment to review Pillar 2A methodologies in 2024, to adjust requirements ahead of implementation of the Pillar 1.	− PRA Basel 3.1 CP16/22 − Expected implementation: 1 January 2025

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Capital, liquidity and funding risk continued
Key points

CET1 ratio



2022	14.2%
2021	18.2%

The CET1 ratio decreased 400 basis points over the period, due to a £3.6 billion decrease in CET1 and a £19.1 billion increase in RWAs (movement in RWA explained below).

The CET1 decrease of £3.6 billion is mainly driven by:

- the directed buy back of £1.2 billion;
- interim and special dividends of £2.1 billion;
- foreseeable charge for the on-market buyback programme of £0.8 billion;
- foreseeable final ordinary dividend of £1.0 billion and adjustment for pension trusts of £0.4 billion;
- the removal of the adjustment for prudential amortisation on software development costs of £0.4 billion;
- a £0.3 billion decrease in the IFRS 9 transitional adjustment.

These reductions were offset by the £3.3 billion attributable profit in the period.

MREL (LAC)



2022	£55.5bn
2021	£62.4bn

Loss absorbing capital decreased by £6.9 billion to £55.5 billion primarily due to a £3.6 billion decrease in CET1 (explained above), a £0.6 billion decrease in AT1 capital, a £0.7 billion decrease in Tier 2 capital and a £2.1 billion decrease in MREL eligible instruments. There has been a £0.5 billion decrease in ineligible subordinated debt instruments primarily driven by redemptions in the period, and a £1.6 billion decrease in senior unsecured debt driven by new issuances offset by redemptions, instruments now classified as ineligible and FX movements.

RWA



2022	£176.1bn
2021	£157.0bn

Total RWAs increased by £19.1 billion to £176.1 billion mainly reflecting:

- An increase in credit risk RWAs of £21.8 billion, primarily due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022, in addition to drawdowns and new facilities within Commercial & Institutional. This was partially offset by a reduction in the Ulster RoI portfolio and improved risk metrics within Commercial & Institutional and Retail Banking.
- A reduction in operational risk RWAs of £1.9 billion following the annual recalculation.
- A reduction in counterparty credit risk RWAs of £1.2 billion, mainly driven by external factors faced in the final quarter of the period including excess margin received and increases in the Mark-to-Market uncollateralised counterparties. This was partially offset by the implementation of SA-CCR, affecting the RWA calculation for the non-internally modelled exposure.

UK leverage



2022	5.4%
2021	5.9%

The leverage ratio at 31 December 2022 is 5.4% and has been calculated in accordance with changes to the UK's leverage ratio framework. As at 31 December 2021, the UK leverage ratio was 5.9%, which was calculated under the prior year's UK leverage methodology. The key driver of the decrease is a £4.2 billion decrease in Tier 1 capital.

Liquidity portfolio



2022	£225.5bn
2021	£286.4bn

The liquidity portfolio decreased by £60.9 billion to £225.5 billion, with primary liquidity decreasing by £47.0 billion to £161.6 billion. The decrease in primary liquidity is driven by increase in lending, decrease in deposits, shareholder distributions (share buyback and dividends), redemption of senior debt and maturing commercial paper and certificates of deposit. The reduction in secondary liquidity is due to a reduction in the pre-positioned collateral at the Bank of England.

Key points continued

Liquidity coverage ratio



2022	145%
2021	172%

The Liquidity Coverage Ratio (LCR) decreased to 145% during the year driven by a decrease in the liquidity portfolio and a lower than proportionate reduction in net outflows. The decrease in liquidity portfolio was primarily driven by growth in customer lending and reduced customer deposits in NatWest Holdings along with shareholder distributions during the year.

NSFR



2022	145%
2021	157%

The net stable funding ratio (NSFR) was 145% compared to 157% in prior year. The decrease is due to lower deposits and shareholder distributions combined with higher lending.

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Capital, liquidity and funding risk continued
Minimum requirements
Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.7%	2.3%	3.0%
Minimum Capital Requirements	**6.2%**	**8.3%**	**11.0%**
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.8%	0.8%	0.8%
MDA threshold (2)	**9.5%**	**n/a**	**n/a**
Overall capital requirement	9.5%	11.6%	14.3%
Capital ratios at 31 December 2022	14.2%	16.4%	19.3%
Headroom (3)	4.7%	4.8%	5.0%

(1) The Financial Policy Committee increased UK CCyB rate from 0% to 1% effective from 13 December 2022. A further increase from 1% to 2% is anticipated from 5 July 2023
(2) In June 2022, the Central Bank of Ireland announced that the CCyB on Irish exposures will increase from 0% to 0.5%, applicable from 15 June 2023. This is the first step towards a gradual increase which, conditional on macro-financial developments, would see a CCyB of 1.5% announced by mid-2023, which is expected to be applicable from June 2024.
(3) Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(4) The headroom does not reflect excess distributable capital and may vary over time.

Leverage ratios
The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.3%	0.3%
Total	2.74%	3.55%

(1) The countercyclical leverage ratio buffer is set at 35% of NatWest Group's CCyB. As noted above the UK CCyB is anticipated to increase from 1% to 2% from 5 July 2023. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2) Certain NatWest Group legal entities that are not currently in scope of the minimum leverage ratio capital requirements are expected to manage their leverage ratio at the same level as firms in scope and will be subject to the minimum requirement from 1 January 2023.

Liquidity and funding ratios
The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework. The binding requirement for NSFR became effective as of 1 January 2022.

Type	
Liquidity coverage ratio (LCR)	100%
Net stable funding ratio (NSFR)	100%

Capital, liquidity and funding risk continued
Measurement
Capital, risk-weighted assets and leverage: Key metrics

The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the PRA Rulebook. The capital and leverage ratios are therefore being presented under these frameworks on a transitional basis.

	2022	2021
Capital adequacy ratios (1)	%	%
CET1	14.2	18.2
Tier 1	16.4	21.0
Total	19.3	24.7
RWAs	£m	£m
Credit risk	141,963	120,116
Counterparty credit risk	6,723	7,907
Market risk	8,300	7,917
Operational risk	19,115	21,031
Total RWAs	176,101	156,971
Capital	£m	£m
CET1	24,992	28,596
Tier1	28,867	33,042
Total	33,920	38,748
Leverage ratios	£m	£m
Tier 1 capital	28,867	33,042
UK average Tier 1 capital (2)	29,564	33,804
UK average leverage exposure (2)	531,429	568,802
UK average leverage ratio (%) (2)	5.6%	5.9%
UK leverage ratio (%) (3)	5.4%	5.9%

(1) Based on the current PRA rules, therefore includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 December 2022 was £0.4 billion for CET1 capital, £36 million for total capital and £71 million RWAs (31 December 2021 – £0.6 billion CET1 capital, £0.5 billion total capital and £36 million RWAs). Excluding these adjustments, the CET1 ratio would be 14.0% (31 December 2021 – 17.8%). The transitional relief on grandfathered instruments at 31 December 2022 was £75 million (31 December 2021 - £0.9 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 16.2% (31 December 2021 – 20.3%) and the end-point Total capital ratio would be 19.2% (31 December 2021 – 23.8%).

(2) Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items.

(3) The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.3% (31 December 2021 – 5.8%).

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Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the year ended 31 December 2022. It is being presented on a transitional basis based on current PRA rules.

	CET1 £m	AT1 £m	Tier 2 £m	Total £m
At 31 December 2021	28,596	4,446	5,706	38,748
Attributable profit for the period	3,340	—	—	3,340
Ordinary interim dividend paid	(364)	—	—	(364)
Special dividend paid	(1,746)	—	—	(1,746)
Directed buyback	(1,212)	—	—	(1,212)
Foreseeable ordinary dividends	(967)	—	—	(967)
Adjustment for trust assets [1]	(365)	—	—	(365)
Foreseeable charges - on-market share buyback	(800)	—	—	(800)
Foreign exchange reserve	273	—	—	273
FVOCI reserve	(371)	—	—	(371)
Own credit	(79)	—	—	(79)
Share capital and reserve movements in respect of employee share schemes	113	—	—	113
Goodwill and intangibles deduction	(804)	—	—	(804)
Deferred tax assets	(151)	—	—	(151)
Prudential valuation adjustments	(1)	—	—	(1)
End of 2021 transitional relief on grandfathered instruments	—	(571)	(232)	(803)
Net dated subordinated debt instruments	—	—	(522)	(522)
Foreign exchange movements	(254)	—	540	286
Adjustment under IFRS 9 transitional arrangements	(260)	—	—	(260)
Other movements	44	—	(439)	(395)
At 31 December 2022	24,992	3,875	5,053	33,920

(1) Prudent deduction in respect of agreement with the pension fund to establish new legal structure. See Notes 5 and 33.

- The CET1 decrease of c.£3.6 billion is mainly driven by the directed buyback of £1.2 billion, interim and special dividends paid £2.1 billion, foreseeable charge for additional on-market ordinary share buyback programme of £0.8 billion, foreseeable final ordinary dividend of £1.0 billion and adjustment for pension trusts of £0.4 billion, the removal of the adjustment for prudential amortisation on software development costs of £0.4 billion and a £0.3 billion decrease in the IFRS 9 transitional adjustment. These reductions were offset by the £3.3 billion attributable profit in the period.

- The AT1 and Tier 2 movements are due to the end of the 2021 transitional relief on grandfathered instruments, impact of liability management exercise in August offset by a £0.7 billion issuance of subordinated Tier 2 notes in November 2022 and FX movements.
- In Tier 2 there was also a £0.4 billion decrease in the Tier 2 surplus provisions.

Capital, liquidity and funding risk continued
Risk-weighted assets
The table below analyses the movement in RWAs during the year, by key drivers.

	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total £bn
At 31 December 2021	120.2	7.9	7.9	21.0	157.0
Foreign exchange movement	1.5	—	—	—	1.5
Business movements	6.3	(1.5)	0.2	(1.9)	3.1
Risk parameter changes	(4.0)	—	—	—	(4.0)
Methodology changes	0.1	0.4	—	—	0.5
Model updates	21.3	(0.1)	0.2	—	21.4
Acquisitions and disposals	(3.4)	—	—	—	(3.4)
At 31 December 2022	142.0	6.7	8.3	19.1	176.1

The table below analyses the movement in RWAs by segment during the year.

Total RWAs	Retail Banking £bn	Private Banking £bn	Commercial & Institutional £bn	Central items & other (1) £bn	Total NatWest Group £bn
At 31 December 2021	36.7	11.3	98.1	10.9	157.0
Foreign exchange movement	—	—	1.3	0.2	1.5
Business movements	2.9	(0.1)	2.0	(1.7)	3.1
Risk parameter changes	(1.2)	—	(2.8)	—	(4.0)
Methodology changes	—	—	0.5	—	0.5
Model updates	16.3	—	4.1	1.0	21.4
Acquisitions and disposals	—	—	—	(3.4)	(3.4)
At 31 December 2022	54.7	11.2	103.2	7.0	176.1
Credit risk	47.7	10.0	78.3	6.0	142.0
Counterparty credit risk	0.1	—	6.6	—	6.7
Market risk	0.2	—	8.1	—	8.3
Operational risk	6.7	1.2	10.2	1.0	19.1
Total RWAs	54.7	11.2	103.2	7.0	176.1

(1) £5.4 billion of Central items & other relates to Ulster RoI.

Total RWAs increased by £19.1 billion during the period mainly reflecting;

— An increase in model updates totalling £21.4 billion, primarily due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022 within Retail Banking and Commercial & Institutional.
— An increase in business movements totalling £3.1 billion, driven by increased credit risk exposures within Retail Banking and Commercial & Institutional. This was partially offset by a reduction in credit risk exposures within Ulster Bank RoI.

— A reduction in risk parameters totalling £4.0 billion, reflecting improved risk metrics within Commercial & Institutional and Retail Banking.
— An increase in disposals leading to a £3.4 billion reduction in RWAs relating to the phased withdrawal from the Republic of Ireland.

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Capital, liquidity and funding risk continued
Leverage exposure

	31 December 2022 £m	31 December 2021 £m
Cash and balances at central banks	144,832	177,757
Trading assets	45,577	59,158
Derivatives	99,545	106,139
Financial assets	404,374	412,817
Other assets	18,864	17,106
Assets of disposal groups	6,861	9,015
Total assets	720,053	781,992
Derivatives		
- netting and variation margin	(100,356)	(110,204)
- potential future exposures	18,327	35,035
Securities financing transactions gross up	4,147	1,397
Other off balance sheet items	46,144	44,240
Regulatory deductions and other adjustments	(7,114)	(8,980)
Claims on central banks	(141,144)	(174,148)
Exclusion of bounce back loans	(5,444)	(7,474)
UK leverage exposure	534,613	561,858
UK leverage ratio (%) (1)	5.4	5.9

(1) The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with the PRA Rulebook. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.3% (31 December 2021 – 5.8%).

Liquidity key metrics
The table below sets out the key liquidity and related metrics monitored by NatWest Group.

	2022		2021	
	NatWest Group	UK DoLSub	NatWest Group	UK DoLSub
Liquidity coverage ratio	145%	131%	172%	169%
Stressed outflow coverage (1)	150%	131%	194%	195%
Net stable funding ratio	145%	137%	157%	151%

(1) NatWest Group's stressed outflow coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both as per ILAAP. This assessment is performed in accordance with PRA guidance.

Weighted undrawn commitments
The table below provides a breakdown of weighted undrawn commitments.

	2022 £bn	2021 £bn
Unconditionally cancellable credit cards	1.9	1.8
Other unconditionally cancellable items	3.6	3.1
Unconditionally cancellable items (1)	5.5	4.9
Undrawn commitments <1 year which may not be cancelled	1.7	1.7
Other off-balance sheet items with 20% credit conversion factor (CCF)	0.3	0.3
Items with a 20% CCF	2.0	2.0
Revolving credit risk facilities	28.4	27.5
Term loans	4.4	3.3
Mortgages	—	—
Other undrawn commitments >1 year which may not be cancelled & off-balance sheet	1.0	1.1
Items with a 50% CCF	33.8	31.9
Items with a 100% CCF	4.9	5.3
Total	46.2	44.1

(1) Based on a 10% CCF.

Capital, liquidity and funding risk continued

Loss-absorbing capital

The following table illustrates the components of estimated loss-absorbing capital (LAC) in NatWest Group plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet MREL criteria.

The roll-off profile relating to senior debt and subordinated debt instruments is set out on page 257.

	2022				2021			
	Par value (1) £bn	Balance sheet value £bn	Regulatory value (2,5) £bn	LAC value (3) £bn	Par value £bn	Balance sheet value £bn	Regulatory value £bn	LAC value £bn
CET1 capital (4)	25.0	25.0	25.0	25.0	28.6	28.6	28.6	28.6
Tier 1 capital: end-point CRR compliant AT1								
of which: NatWest Group plc (holdco)	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
Tier 1 capital: end-point CRR non compliant (6)								
of which: holdco	—	—	—	—	0.6	0.6	0.5	0.5
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.7	0.7	0.5	0.5
Tier 2 capital: end-point CRR compliant								
of which: holdco	6.0	5.5	4.9	5.4	7.1	7.1	4.9	6.0
of which: opcos	0.1	0.1	—	—	0.3	0.3	—	—
	6.1	5.6	4.9	5.4	7.4	7.4	4.9	6.0
Tier 2 capital: end-point CRR non compliant (6)								
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.3	0.5	0.1	—	0.6	0.9	0.3	0.1
	0.3	0.5	0.1	—	0.6	0.9	0.3	0.1
Senior unsecured debt securities								
of which: holdco	23.4	22.3	—	21.2	22.8	23.4	—	22.8
of which: opcos	26.1	22.9	—	—	22.7	22.6	—	—
	49.5	45.2	—	21.2	45.5	46.0	—	22.8
Tier 2 capital								
Other regulatory adjustments	—	—	—	—	—	—	0.5	0.5
	—	—	—	—	—	—	0.5	0.5
Total	84.9	80.3	33.9	55.5	86.7	87.5	38.7	62.4
RWAs				176.1				157.0
UK leverage exposure				534.6				561.9
LAC as a ratio of RWAs				31.5%				39.8%
LAC as a ratio of UK leverage exposure				10.4%				11.1%

(1) Par value reflects the nominal value of securities issued.

(2) Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the current MREL criteria.

(3) LAC value reflects NatWest Group's interpretation of the Bank of England's approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in December 2021 (updating June 2018). MREL policy and requirements remain subject to further potential development, as such NatWest Group's estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.

(4) Corresponding shareholders' equity was £36.5 billion (2021 - £41.8 billion).

(5) Regulatory amounts reported for AT1, Tier 1 and Tier 2 includes grandfathered instruments as per the transitional provisions allowed under CRR2 (until 28 June 2025).

(6) (i) CRR1 non-compliant instruments (2021) - all Tier 1 and Tier 2 instruments that were grandfathered under CRR1 compliance have lost their regulatory value and no longer form part of our regulatory capital resources from 1 January 2022. As at 31 December 2021, these are reported under the "Tier 1 capital: end-point CRR non-compliant" and "Tier 2 capital: end-point CRR non-compliant" categories.

(ii) CRR2 non-compliant instruments (2022) - From January 2022, all Tier 1 and Tier 2 instruments that were grandfathered under CRR2 compliance (until 28 June 2025) are reported under "Tier 1 capital: end-point CRR non-compliant" and "Tier 2 capital: end-point CRR non-compliant" category.

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Capital, liquidity and funding risk continued

Loss-absorbing capital

The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.

		NatWest Group plc £bn	NatWest Holdings Limited £bn	NWB Plc £bn	RBS plc £bn	UBIDAC £bn	NWM Plc £bn	NatWest Markets N.V. £bn	NWM Securities Inc. £bn	RBS International Limited £bn
Tier 1 (inclusive of AT1)	Externally issued	3.9	—	0.1	—	—	—	—	—	—
Tier 1 (inclusive of AT1)	Internally issued	—	3.7	2.5	1.0	—	0.9	0.2	—	0.3
		3.9	3.7	2.6	1.0	—	0.9	0.2	—	0.3
Tier 2	Externally issued	5.5	—	0.1	—	0.1	0.1	0.3	—	—
Tier 2	Internally issued	—	4.6	2.9	1.5	—	1.5	0.1	0.3	—
		5.5	4.6	3.0	1.5	0.1	1.6	0.4	0.3	—
Senior unsecured	Externally issued	22.3	—	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	10.4	6.4	0.4	0.5	3.2	—	—	0.3
		22.3	10.4	6.4	0.4	0.5	3.2	—	—	0.3
Total outstanding issuance		31.7	18.7	12.0	2.9	0.6	5.7	0.6	0.3	0.6

(1) The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2) Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3) Internal issuance for NWB Plc, RBS plc and UBIDAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4) Senior unsecured debt does not include CP, CD and short term/medium term notes issued from NatWest Group operating subsidiaries.
(5) Tier 1 (inclusive of AT1) does not include CET1 numbers.

Capital, liquidity and funding risk continued
Roll-off profile
The following table illustrates the roll-off profile and weighted average spreads of NatWest Group's major wholesale funding programmes.

Senior debt roll-off profile (1)	As at and for year ended 31 December 2022	Roll-off profile					
		H1 2023	H2 2023	2024	2025	2026 & 2027	2028 & later
NatWest Group plc							
- amount (£m)	22,266	1,350	874	2,142	2,904	6,049	8,947
- weighted average rate spread (bps)	190	309	266	164	176	195	174
NWM Plc							
- amount (£m)	18,283	3,380	887	3,664	5,213	4,380	759
- weighted average rate spread (bps)	60	62	42	67	64	36	111
NatWest Bank Plc							
- amount (£m)	1,664	1,641	23	—	—	—	—
- weighted average rate spread (bps)	17	17	(6)	—	—	—	—
NWM N.V.							
- amount (£m)	1,884	682	556	532	66	—	48
- weighted average rate spread (bps)	(104)	(175)	(141)	3	(49)	—	95
NWM S.I.							
- amount (£m)	216	—	—	83	—	74	59
- weighted average rate spread (bps)	131	—	—	98	—	138	168
RBSI							
- amount (£m)	839	645	194	—	—	—	—
- weighted average rate spread (bps)	44	40	58	—	—	—	—
Securitisation							
- amount (£m)	859	—	—	—	296	375	188
- weighted average rate spread (bps)	3	—	—	—	8	—	—
Covered bonds							
- amount (£m)	2,842	751	—	2,091	—	—	—
- weighted average rate spread (bps)	127	44	—	157	—	—	—
Total notes issued - amount (£m)	48,853	8,449	2,534	8,512	8,479	10,878	10,001
Weighted average rate spread (bps)	113	70	78	105	96	122	164
Subordinated debt instruments roll-off profile (2)							
NatWest Group plc (£m)	5,521	126	537	1,298	918	875	1,767
NWM Plc (£m)	142	122	—	—	—	18	2
NatWest Bank Plc (£m)	72	72	—	—	—	—	—
NWM N.V. (£m)	323	83	—	—	—	—	240
UBIDAC (£m)	76	—	—	—	—	—	76
Total (£m)	6,134	403	537	1,298	918	893	2,085

(1) Based on final contractual instrument maturity.
(2) Based on first call date of instrument, however this does not indicate NatWest Group's strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance.
(3) The weighted average spread reflects the average net funding cost to NatWest Group and is calculated on an indicative basis and are quoted over term SONIA.
(4) The roll-off table is based on sterling-equivalent balance sheet values.

Capital, liquidity and funding risk continued
Liquidity portfolio (audited)
The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or stressed outflow purposes.

	Liquidity value					
	2022			2021		
	NatWest Group (1)	**NWH Group (2)**	**UK DoL Sub**	NatWest Group	NWH Group	UK DoL Sub
	£m	**£m**	**£m**	£m	£m	£m
Cash and balances at central banks (3)	**140,820**	**106,869**	**103,708**	174,328	140,562	136,154
AAA to AA- rated governments	**18,589**	**9,843**	**9,843**	31,073	21,710	21,123
A+ and lower rated governments	**317**	**—**	**—**	25	—	—
Government guaranteed issuers, public sector entities and government sponsored entities	**134**	**120**	**100**	307	295	174
International organisations and multilateral development banks	**1,734**	**1,112**	**1,021**	2,720	1,807	1,466
LCR level 1 bonds	**20,774**	**11,075**	**10,964**	34,125	23,812	22,763
LCR level 1 assets	**161,594**	**117,944**	**114,672**	208,453	164,374	158,917
LCR level 2 assets	**—**	**—**	**—**	117	—	—
Non-LCR eligible assets	**—**	**—**	**—**	—	—	—
Primary liquidity	**161,594**	**117,944**	**114,672**	208,570	164,374	158,917
Secondary liquidity (3)	**63,917**	**63,849**	**63,849**	77,849	77,660	76,573
Total liquidity value	**225,511**	**181,793**	**178,521**	286,419	242,034	235,490

(1) NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V., Ulster Bank Ireland DAC and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2) NWH Group comprises UK DoLSub, Ulster Bank Ireland DAC and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(3) Comprises assets eligible for discounting at the Bank of England and other central banks.

(4) NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Annual Report and Accounts.

Capital, liquidity and funding risk continued
Funding sources (audited)
The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	2022			2021		
	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m
Bank Deposits						
Repos	1,446	—	1,446	7,912	—	7,912
Other bank deposits (1)	6,353	12,642	18,995	5,803	12,564	18,367
	7,799	12,642	20,441	13,715	12,564	26,279
Customer Deposits						
Repos	9,575	254	9,829	14,541	—	14,541
Non-bank financial institutions	50,226	9	50,235	57,885	67	57,952
Personal	224,706	1,209	225,915	230,525	829	231,354
Corporate	164,314	25	164,339	175,850	113	175,963
	448,821	1,497	450,318	478,801	1,009	479,810
Trading liabilities (2)						
Repos (3)	23,740	—	23,740	19,389	—	19,389
Derivatives collateral	17,680	—	17,680	17,718	—	17,718
Other bank and customer deposits	413	654	1,067	849	704	1,553
Debt securities in issue - Medium term notes	54	743	797	178	796	974
	41,887	1,397	43,284	38,134	1,500	39,634
Other financial liabilities						
Customer deposits	253	797	1,050	568	—	568
Debt securities in issue:						
Commercial paper and certificates of deposit	5,587	85	5,672	9,038	115	9,153
Medium term notes	6,934	31,750	38,684	6,401	29,451	35,852
Covered bonds	804	2,038	2,842	53	2,833	2,886
Securitisation (5)	—	859	859	—	867	867
	13,578	35,529	49,107	16,060	33,266	49,326
Subordinated liabilities	974	5,286	6,260	1,375	7,054	8,429
Total funding	513,059	56,351	569,410	548,085	55,393	603,478
Of which: available in resolution (4)			24,899			29,624

(1) Includes £12.0 billion (2021 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2) Excludes short positions of £9.5 billion (2021 – £25.0 billion).
(3) Comprises central & other bank repos of £1.6 billion (2021 – £0.8 billion), other financial institution repos of £19.4 billion (2021 – £17.0 billion) and other corporate repos of £2.7 billion (2021 – £1.6 billion).
(4) Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £20.0 billion (2021 – £23.4 billion) under debt securities in issue (senior MREL) and £4.9 billion (2021 – £6.2 billion) under subordinated liabilities.
(5) NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a structured entity, whereby it enters credit derivative and financial guarantee contracts with consolidated structured entities and they in turn issue debt securities to investors. This funding is legally ringfenced in the structured entity and is restricted to specifically cover investor credit protection claim payments in respect of the associated loans and mortgages.

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Capital, liquidity and funding risk continued

Contractual maturity (audited)

This table shows the residual maturity of financial instruments, based on contractual date of maturity of NatWest Group's banking activities, including hedging derivatives. Trading activities, comprising mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis and are shown in total in the table below.

2022	Less than 1 month £m	1-3 months £m	3-6 months £m	6 months -1 year £m	Subtotal £m	1-3 years £m	3-5 years £m	More than 5 years £m	Total £m	Trading activities £m	Total £m
					Banking activities						
Cash and balances at central banks	144,832	—	—	—	144,832	—	—	—	144,832	—	144,832
Trading assets	—	—	—	—	—	—	—	—	—	45,577	45,577
Derivatives	—	5	10	—	15	69	55	4	143	99,402	99,545
Settlement balances	2,572	—	—	—	2,572	—	—	—	2,572	—	2,572
Loans to banks - amortised cost	5,020	3	1,646	—	6,669	17	250	203	7,139	—	7,139
Loans to customers - amortised cost (1)	34,417	17,111	13,655	22,366	87,549	60,959	42,484	178,671	369,663	—	369,663
Personal	4,533	2,348	3,247	6,397	16,525	23,596	21,809	154,938	216,868	—	216,868
Corporate	20,366	4,997	4,422	9,108	38,893	29,570	18,231	22,342	109,036	—	109,036
Non-bank financial institutions	9,518	9,766	5,986	6,861	32,131	7,793	2,444	1,391	43,759	—	43,759
Other financial assets	736	1,140	1,150	2,857	5,883	7,634	7,661	8,930	30,108	787	30,895
Total financial assets	**187,577**	**18,259**	**16,461**	**25,223**	**247,520**	**68,679**	**50,450**	**187,808**	**554,457**	**145,766**	**700,223**
2021											
Total financial assets	233,541	25,004	19,710	27,696	305,951	63,048	44,041	183,092	596,132	165,570	761,702
2022											
Bank deposits excluding repos	5,050	177	522	604	6,353	4,442	8,200	—	18,995	—	18,995
Bank repos	961	485	—	—	1,446	—	—	—	1,446	—	1,446
Customer repos	9,559	6	10	—	9,575	254	—	—	9,829	—	9,829
Customer deposits excluding repos	414,135	13,749	6,868	4,494	439,246	1,223	—	20	440,489	—	440,489
Personal	216,530	3,019	2,984	2,173	224,706	1,209	—	—	225,915	—	225,915
Corporate	151,945	7,184	3,221	1,964	164,314	5	—	20	164,339	—	164,339
Non-bank financial institutions	45,660	3,546	663	357	50,226	9	—	—	50,235	—	50,235
Settlement balances	2,012	—	—	—	2,012	—	—	—	2,012	—	2,012
Trading liabilities	—	—	—	—	—	—	—	—	—	52,808	52,808
Derivatives	10	10	17	31	68	63	—	1	132	93,915	94,047
Other financial liabilities	1,220	4,789	4,941	2,628	13,578	17,789	10,944	6,796	49,107	—	49,107
CPs and CDs	1,134	2,246	858	1,349	5,587	73	12	—	5,672	—	5,672
Medium term notes	36	1,623	4,079	1,196	6,934	15,161	9,989	6,600	38,684	—	38,684
Covered bonds	50	750	4	—	804	2,038	—	—	2,842	—	2,842
Securitisations	—	—	—	—	—	296	375	188	859	—	859
Customer deposits DFV	—	170	—	83	253	221	568	8	1,050	—	1,050
Subordinated liabilities	73	14	228	659	974	2,194	1,458	1,634	6,260	—	6,260
Notes in circulation	3,218	—	—	—	3,218	—	—	—	3,218	—	3,218
Lease liabilities	13	23	34	67	137	229	180	572	1,118	—	1,118
Total financial liabilities	**436,251**	**19,253**	**12,620**	**8,483**	**476,607**	**26,194**	**20,782**	**9,023**	**532,606**	**146,723**	**679,329**
2021											
Total financial liabilities	467,268	31,702	8,850	7,497	515,317	20,799	23,746	10,480	570,342	165,313	735,655

(1) Loans to customers excludes £3.3 billion (2021 – £3.7 billion) of impairment provisions.

Capital, liquidity and funding risk continued
Senior notes and subordinated liabilities - residual maturity profile by instrument type (audited)
The table below shows NatWest Group's debt securities in issue and subordinated liabilities by residual maturity.

| | Trading liabilities | Other financial liabilities | | | | | | |
| | Debt securities in issue MTNs £m | Debt securities in issue | | | | | | |
2022		Commercial paper and CDs £m	MTNs £m	Covered bonds £m	Securitisation £m	Subordinated liabilities £m	Total £m	Total notes in issue £m
Less than 1 year	54	5,587	6,934	804	—	974	14,299	14,353
1-3 years	475	73	15,161	2,038	296	2,195	19,763	20,238
3-5 years	35	12	9,989	—	375	1,458	11,834	11,869
More than 5 years	233	—	6,600	—	188	1,633	8,421	8,654
Total	797	5,672	38,684	2,842	859	6,260	54,317	55,114
2021								
Less than 1 year	178	9,038	6,401	53	—	1,375	16,867	17,045
1-3 years	335	105	12,902	2,833	—	3,165	19,005	19,340
3-5 years	112	10	9,234	—	289	1,959	11,492	11,604
More than 5 years	349	—	7,315	—	578	1,930	9,823	10,172
Total	974	9,153	35,852	2,886	867	8,429	57,187	58,161

The table below shows the currency breakdown.

2022	GBP £m	USD £m	EUR £m	Other £m	Total £m
Commercial paper and CDs	1,838	1,031	2,803	—	5,672
MTNs	3,746	18,750	14,217	2,768	39,481
Covered bonds	1,775	—	1,067	—	2,842
Securitisation	859	—	—	—	859
Subordinated liabilities	2,679	2,618	963	—	6,260
Total	10,897	22,399	19,050	2,768	55,114
2021	10,084	26,600	19,872	1,605	58,161

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Capital, liquidity and funding risk continued

Funding gap: maturity and segment analysis

The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but mainly obtaining funding through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities show greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, despite being repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress.

In its analysis to assess and manage asset and liability maturity gaps, NatWest Group determines the expected customer behaviour through qualitative and quantitative techniques. These incorporate observed customer behaviours over long periods of time. This analysis is subject to governance through NatWest Group ALCo Technical committee down to a segment level. The net behavioural funding surplus/(gap) and contractual maturity analysis is set out below.

| | Contractual maturity | | | | | | | | | | | | Behavioural maturity | | | |
| | Loans to customers | | | | Customer accounts | | | | Net surplus/(gap) | | | | Net surplus/(gap) | | | |
2022	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn
Retail Banking	12	41	144	197	187	1	—	188	175	(40)	(144)	(9)	(7)	1	(3)	(9)
Private Banking	3	6	10	19	41	—	—	41	38	(6)	(10)	22	6	5	11	22
Commercial & Institutional	57	56	26	139	214	1	—	215	157	(55)	(26)	76	6	68	2	76
Central items & other	1	—	—	1	8	—	—	8	7	—	—	7	7	—	—	7
Total	73	103	180	356	450	2	—	452	377	(101)	(180)	96	12	74	10	96
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total	87	90	166	343	475	2	—	477	388	(88)	(166)	134	11	109	14	134

(1) Loans to customers and customer accounts include trading assets and trading liabilities respectively and excludes reverse repos and repos.

- The net customer funding surplus has decreased by £38 billion during 2022 to £96 billion driven by a £25 billion decline in deposits and a £13 billion increase in loans to customers.
- Customer deposits and loans to customers are broadly matched from a behavioural perspective.

- The net funding surplus in 2022 is mainly concentrated in the longer dated buckets, reflecting stable characteristics of customer deposits.

Capital, liquidity and funding risk continued

Encumbrance (audited)

NatWest Group evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

NatWest Group categorises its assets into four broad groups, those that are:

— Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.

— Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.
— Ring-fenced to meet regulatory requirements, where NatWest Group has in place an operational continuity in resolution (OCIR) investment mandate wherein the PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads.
— Not currently encumbered. In this category, NatWest Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing.

Programmes to manage the use of assets to actively support funding are established within UK DoLSub, UBIDAC and NatWest Markets Plc.

Balance sheet encumbrance

The table shows the retained encumbrance assets of NatWest Group.

| | Encumbered as a result of transactions with counterparties other than central banks | | | Pre-positioned & encumbered assets held at central | Collateral ring-fenced to meet regulatory requirement | Unencumbered assets not pre-positioned with central banks | | | | |
| | Covered debts & securitisa- | SFT, derivatives and similar | Total | | | Readily available | Other available | Cannot be used | Total | Total |
2022	tions (1) £bn	(2,3) £bn	(4) £bn	banks (5) £bn	(6) £bn	(7) £bn	(8) £bn	(9) £bn	£bn	(10) £bn
Cash and balances at central banks	—	5.3	5.3	—	—	139.5	—	—	139.5	144.8
Trading assets	—	21.7	21.7	—	—	1.3	1.1	21.5	23.9	45.6
Derivatives	—	—	—	—	—	—	—	99.5	99.5	99.5
Settlement balances	—	—	—	—	—	—	—	2.6	2.6	2.6
Loans to banks - amortised cost	—	0.1	0.1	—	—	5.9	0.8	0.3	7.0	7.1
Loans to customers - amortised cost	10.4	0.4	10.8	99.9	—	92.2	122.5	40.9	255.6	366.3
Residential mortgages - UK	7.0	—	7.0	99.9	—	80.0	15.0	—	95.0	201.9
- RoI	—	—	—	—	—	—	—	—	—	—
Credit cards	—	—	—	—	—	4.1	0.2	—	4.3	4.3
Personal loans	—	—	—	—	—	5.4	2.2	1.4	9.0	9.0
Other	3.4	0.4	3.8	—	—	2.7	105.1	39.5	147.3	151.1
Other financial assets	—	6.3	6.3	—	1.8	21.2	0.2	1.4	22.8	30.9
Intangible assets	—	—	—	—	—	—	—	7.1	7.1	7.1
Other assets	—	—	—	—	—	—	2.5	6.7	9.2	9.2
Assets of disposal groups (11)	1.1	—	1.1	—	—	—	—	5.8	5.8	6.9
Total assets	11.5	33.8	45.3	99.9	1.8	260.1	127.1	185.8	573.0	720.0
2021										
Total assets	11.9	59.1	71.0	126.2	2.0	267.9	123.5	191.4	582.8	782.0

(1) Covered debts and securitisations include securitisations, conduits, covered bonds and secured notes.
(2) Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities.
(3) Derivative cash collateral of £13 billion (2021 - £12 billion) has been included in the encumbered assets basis the regulatory requirement.
(4) Total assets encumbered as a result of transactions with counterparties other than central banks are those that have been pledged to provide security and are therefore not available to secure funding or to meet other collateral needs.
(5) Assets pre-positioned at the central banks include loans provided as security as part of funding schemes and those encumbered under such schemes.
(6) Ring-fenced to meet regulatory requirement includes assets ring fenced to meet operational continuity in resolution (OCIR) investment mandate.
(7) Readily available for encumbrance: including assets that have been enabled for use with central banks but not pre-positioned; cash and high quality debt securities that form part of NatWest Group's liquidity portfolio and unencumbered debt securities.
(8) Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be pre-positioned with central banks but have not been subject to internal and external documentation review and diligence work.
(9) Cannot be used includes:
　(a) Derivatives, reverse repurchase agreements and trading related settlement balances.
　(b) Non-financial assets such as intangibles, prepayments and deferred tax.
　(c) Loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including those relating to date of origination and level of documentation.
　(d) Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(10) In accordance with market practice, NatWest Group employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos.
(11) The majority of UBIDAC assets are in contracted loan sale agreements as part of its phased withdrawal strategy and are unavailable for any alternative contingent liquidity arrangements. UBIDAC has in place a committed unsecured liquidity line from NatWest Bank to support the withdrawal.

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Market risk (audited)

NatWest Group is exposed to non-traded market risk through its banking activities and to traded market risk through its trading activities. Non-traded and traded market risk exposures are managed and discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 272. Pension-related activities also give rise to market risk. Refer to page 276 for more information on risk related to pensions.

Non-traded market risk

Definition (audited)

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Sources of risk (audited)

The key sources of non-traded market risk are interest rate risk, credit spread risk, foreign exchange risk, equity risk and accounting volatility risk.

For detailed qualitative and quantitative information on each of these risk types, refer to the separate sub-sections following the VaR table below.

Key developments in 2022

- Interest rates in the UK increased sharply in 2022, to levels higher than expected at the end of 2021. The Bank of England base rate rose from 0.25% at 31 December 2021 to 3.5% at 31 December 2022. The five-year sterling overnight index interest rate swap rate rose from 1.05% at 31 December 2021 to 4.10% at 31 December 2022. The corresponding ten-year rate rose from 0.95% to 3.75%.
- Overall, non-traded VaR decreased over the year, driven by a decrease in credit spread VaR. This reflected reduced holdings of bonds in the liquidity portfolio. Interest rate VaR rose, reflecting higher interest rate volatility, particularly in sterling. By year-end, interest rate risk had displaced credit spread risk as the main driver of non-traded VaR.
- NatWest Group's structural hedge notional increased to £230 billion at 31 December 2022 from £206 billion at 31 December 2021 as more balances were included in the hedging programme.
- Higher swap rates were reflected in a higher yield on the structural hedge, which rose from 0.75% in 2021 to 0.96% in 2022.
- The sensitivity of net interest earnings to a 25-basis-point upward shift in the yield curve fell to a cumulative £886 million over three years at 31 December 2022, from £1,107 million at 31 December 2021. The main contributors to lower sensitivity were lower deposit volumes and increased structural hedging.

- Sterling weakened against the US dollar, to 1.21 at 31 December 2022 compared to 1.35 at 31 December 2021. It also weakened against the euro, to 1.13 at 31 December 2022 compared to 1.19 at 31 December 2021. Residual structural foreign currency exposures decreased over the year by £1.5 billion, in sterling equivalent terms, mainly due to increased hedging.

Governance (audited)

Responsibility for identifying, measuring, monitoring and controlling market risk arising from non-trading activities lies with the relevant business. Oversight is provided by the independent Risk function.

Risk positions are reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board as well as to the Asset & Liability Management Committee. Non-traded market risk policy sets out the governance and risk management framework.

Risk appetite

NatWest Group's qualitative appetite is set out in the non-traded market risk appetite statement.

Its quantitative appetite is expressed in terms of value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set and are actively managed. For further information on risk appetite and risk controls, refer to pages 181 and 182.

Non-traded market risk continued
Risk measurement (audited)
Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book value-at-risk (VaR) at a 99% confidence level, split by risk type. VaR values for each year are calculated based on one-day values for each of the 12 month-end reporting dates.

NatWest Group's VaR metrics are explained on page 272. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table.

	2022				2021			
	Average £m	Maximum £m	Minimum £m	Period end £m	Average £m	Maximum £m	Minimum £m	Period end £m
Interest rate	30.4	60.7	7.6	37.7	10.2	13.7	6.4	8.6
Credit spread	36.3	86.6	19.9	20.3	102.9	113.5	92.4	100.9
Structural foreign exchange rate	8.9	11.3	6.1	11.3	11.4	13.2	9.2	12.0
Equity	18.1	22.2	13.7	14.7	12.4	14.6	11.1	14.3
Pipeline risk (1)	1.5	4.5	0.3	2.4	0.5	1.2	0.3	1.2
Diversification (2)	(36.9)			(34.9)	(12.9)			(35.6)
Total	58.3	91.2	45.5	51.5	124.5	147.1	101.4	101.4

(1) Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

(2) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

— Overall, non-traded VaR decreased over the year, driven by a decrease in credit spread VaR. This reflected reduced holdings of bonds in the liquidity portfolio.

— Interest rate VaR increased, reflecting higher interest rate volatility, particularly in sterling. By year-end, interest rate risk had displaced credit spread risk as the main driver of non-traded VaR.

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Non-traded market risk continued
Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products with differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches can give rise to volatility in net interest income as interest rates vary.

NTIRR comprises the following three primary risk types:

— Gap risk: arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).
— Basis risk: captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.

— Option risk: arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where NatWest Group or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk.

To manage exposures within its risk appetite, NatWest Group aggregates interest rate positions and hedges its residual exposure, primarily with interest rate swaps.

Structural hedging aims to reduce gap risk and the sensitivity of earnings to interest rate shocks. It also provides some protection against prolonged periods of falling rates. Structural hedging is explained in greater detail below, followed by information on how NatWest Group measures NTIRR from both an economic value-based and an earnings-based perspective.

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and savings, in addition to its equity and reserves. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group's equity capital.

The table below shows the total income and total yield, incremental income, and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group. Total income represents the fixed leg of the hedge, while incremental income represents the difference between total income and short-term cash rates.

	2022					2021				
	Incremental income	Total income	Period end notional	Average notional	Total yield	Incremental income	Total income	Period end notional	Average notional	Total yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	71	363	21	21	1.77	426	448	21	22	2.05
Product	(973)	1,571	184	176	0.89	744	861	161	145	0.59
Other	(112)	201	25	26	0.77	139	115	24	23	0.51
Total	(1,014)	2,135	230	223	0.96	1,309	1,424	206	190	0.75

Equity structural hedges refer to income allocated primarily to equity and reserves. At 31 December 2022, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 77%/23% respectively.

Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current account and savings balances in Commercial & Institutional and Retail Banking. Other structural hedges refer to hedges managed by the Coutts & Co, RBS International and UBIDAC legal entities.

At 31 December 2022, approximately 94% by notional of total structural hedges were sterling-denominated.

Non-traded market risk continued

The following table presents the incremental income associated with product structural hedges at segment level.

	2022 £m	2021 £m
Retail Banking	(463)	346
Commercial & Institutional	(510)	398
Total	(973)	744

— The increase in hedge notional, on a period-end basis, mainly resulted from increased hedging of Personal and Commercial deposits.
— The increase in total income reflected not only the increase in hedge notional but also higher yields. The total yield of the structural hedge also rose to 0.96% in 2022 from 0.75% in 2021, although the yield on the equity hedge fell as higher yielding hedges matured.
— The five-year sterling swap rate rose to 4.10% at the end of December 2022 from 1.05% at the end of December 2021. The ten-year sterling swap rate also rose, from 0.95% to 3.75%.

— Incremental income, which measures the difference between total yield and short term interest rates, turned negative. This reflects the relative stability of the total yield of the structural hedge. Compared to the 21-basis-point increase in the structural hedge total yield, the sterling overnight index average (SONIA) increased 324 basis points to 3.43% at 31 December 2022 from 0.19% at 31 December 2021.

NTIRR can be measured using value-based or earnings-based approaches. Value-based approaches measure the change in value of the balance sheet assets and liabilities including all cash flows. Earnings-based approaches measure the potential impact on the income statement of changes in interest rates over a defined horizon, generally one to three years.

NatWest Group uses VaR as its value-based approach and sensitivity of net interest earnings as its earnings-based approach.

These two approaches provide complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the net interest earnings sensitivity approach may incorporate assumptions about how NatWest Group and its customers will respond to a change in the level of interest rates. In contrast, the VaR approach measures the sensitivity of the balance sheet at a point in time. Capturing all cash flows, VaR also highlights the impact of duration and repricing risks beyond the one-to-three-year period shown in earnings sensitivity calculations.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

NatWest Group's standard VaR metrics – which assume a time horizon of one trading day and a confidence level of 99% – are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations from the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities. Behavioural assumptions are applied as appropriate.

The non-traded interest rate risk VaR metrics for NatWest Group's retail and commercial banking activities are included in the banking book VaR table presented earlier in this section. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities.

It also includes any mismatch between the maturity profile of external hedges and NatWest Group's target maturity profile for the hedge.

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Non-traded market risk continued

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 31 December 2022 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

Three-year 25-basis-point sensitivity table

The table below shows the sensitivity of net interest earnings – for both structural hedges and managed rate accounts – on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

In all scenarios, yield curves are assumed to move in parallel.

	+25 basis points upward shift			-25 basis points downward shift		
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
2022	£m	£m	£m	£m	£m	£m
Structural hedges	50	158	260	(50)	(158)	(260)
Managed margin	148	141	136	(170)	(140)	(129)
Total	198	299	396	(220)	(298)	(389)
2021						
Structural hedges	40	132	224	(40)	(132)	(224)
Managed margin	269	203	239	(245)	(199)	(177)
Total	309	335	463	(285)	(331)	(401)

(1) Earnings sensitivity considers only the main drivers, namely structural hedging and margin management.
(2) Following a change in the basis of preparation of this table, it now excludes UBIDAC.

— The overall sensitivity to shifts in the yield curve decreased year on year, mainly driven by increased structural hedge volumes and lower managed margin deposit volumes.
— The sensitivity of the structural hedge increased because of the rise in hedged volumes, which increased the sensitivity to hedges maturing through the projection.

— The increased volume of hedges reduces managed margin sensitivity because a significant part of the managed margin component is the residual sensitivity of unhedged deposit volumes.
— Managed margin sensitivity further reduced due to lower deposit volumes at 31 December 2022 compared to 31 December 2021.

One-year 25 and 100-basis-point sensitivity table

The following table analyses the one-year scenarios by currency. The sensitivity to a downward 100-basis-point shift in the yield curve has been introduced for 2022. This shift was not presented for 2021, when yield curves were already close to zero (or were negative in euros).

	2022				2021		
	Shifts in yield curve				Shifts in yield curve		
	+25 basis points	-25 basis points	+100 basis points	-100 basis points	+25 basis points	-25 basis points	+100 basis points
	£m	£m	£m	£m	£m	£m	£m
Euro	13	(12)	48	(50)	7	15	64
Sterling	172	(194)	698	(784)	260	(265)	950
US dollar	10	(11)	42	(53)	40	(33)	143
Other	3	(3)	13	(16)	2	(2)	11
Total	198	(220)	801	(903)	309	(285)	1,168

(1) Following a change in the basis of preparation of this table, it now excludes UBIDAC.

Non-traded market risk continued
Sensitivity of fair value through other comprehensive income (FVOCI) and cash flow hedging reserves to interest rate movements

NatWest Group holds most of the bonds in its liquidity portfolio at fair value. Valuation changes that are not hedged (or not in effective hedge accounting relationships) are recognised in FVOCI reserves.

Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed-rate mortgages. Generally, these swaps are booked in hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves.

The table below shows the sensitivity of FVOCI reserves and cash flow hedge reserves to a parallel shift in all rates. Cash flow hedges are assumed to be fully effective and interest rate hedges of bonds in the liquidity portfolio are also assumed to be subject to fully effective hedge accounting. No change in the spread between bonds and swaps is assumed. Hedge accounting ineffectiveness would result in deviation from the results below, with gains or losses recognised in P&L instead of reserves. Hedge ineffectiveness P&L is monitored, and the effectiveness of cash flow and fair value hedge relationships is regularly tested in accordance with IFRS requirements. Note that a movement in the FVOCI reserve would have an impact on CET1 capital but a movement in the cash flow hedge reserve would not be expected to do so. Volatility in both reserves affects tangible net asset value.

| | 2022 | | | | 2021 | | | |
	+25 basis points £m	-25 basis points £m	+100 basis points £m	-100 basis points £m	+25 basis points £m	-25 basis points £m	+100 basis points £m	-100 basis points £m
FVOCI reserves	(3)	2	(13)	5	(46)	45	(187)	174
Cash flow hedge reserves	(278)	281	(1,097)	1,138	(210)	214	(820)	877
Total	(281)	283	(1,110)	1,143	(256)	259	(1,007)	1,051

— The sensitivity of FVOCI and cash flow hedge reserves increased in 2022, mainly due to increased cash flow hedging, partly offset by a reduction in FVOCI sensitivity as a result of bond disposals.

Non-traded market risk continued
Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through other comprehensive income.

NatWest Group's bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure it can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally, other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures (refer to the non-traded VaR table earlier in this section). Exposures and limit utilisations are reported to senior management on a regular basis. Dealing mandates in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating.

Foreign exchange risk

Non-traded foreign exchange risk arises from three main sources:

- Structural foreign exchange rate risk – mainly arises from the capital deployed in foreign subsidiaries and branches.
- Transactional foreign exchange rate risk – arises from customer transactions and profits and losses that are in a currency other than the functional currency.
- Forecast earnings or costs in foreign currencies – NatWest Group assesses its potential exposure to forecast foreign currency income and expenses. NatWest Group hedges forward some forecast expenses.

The most material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries and branches. These exposures are assessed and managed to predefined risk appetite levels under delegated authority agreed by the CFO with support from the Asset & Liability Management Committee. NatWest Group seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by deliberately maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in other comprehensive income and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio.

The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are hedged by businesses on a regular basis in line with NatWest Group policy.

Foreign exchange risk (audited)
The table below shows structural foreign currency exposures.

	Net investments in foreign operations £m	Net investment hedges £m	Structural foreign currency exposures pre-economic hedges £m	Economic hedges (1) £m	Residual Structural foreign currency exposures £m
2022					
US dollar	1,278	(303)	975	(975)	—
Euro	6,189	(4,164)	2,025	—	2,025
Other non-sterling	996	(431)	565	—	565
Total	8,463	(4,898)	3,565	(975)	2,590
2021					
US dollar	1,275	(260)	1,015	(1,015)	—
Euro	6,222	(2,669)	3,553	—	3,553
Other non-sterling	990	(421)	569	—	569
Total	8,487	(3,350)	5,137	(1,015)	4,122

(1) Economic hedges of US dollar net investments in foreign operations represent US dollar AT1 equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available, but they are accounted for at historical cost under IFRS until redemption.

- Residual structural foreign currency exposures fell in 2022, mainly due to increased hedging of net investments in euro operations.

- Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure pre economic hedges. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity respectively.

Non-traded market risk continued
Equity risk (audited)

Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity exposures may arise through strategic acquisitions, through participations in industry schemes (for example, SWIFT) or through private equity arrangements (for example, the Big Society scheme).

Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the CFO with support from the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature are taken by authorised persons with delegated authority.

Equity positions are carried at fair value on the balance sheet based on market prices where available. If market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below shows the balance sheet carrying value of equity positions in the banking book.

	2022 £m	2021 £m
Exchange-traded equity	154	16
Private equity and other	170	226
	324	242

The exposures may take the form of (i) equity shares listed on a recognised exchange, (ii) private equity shares defined as unlisted equity shares with no observable market parameters or (iii) other unlisted equity shares such as participation in SWIFT.

	2022 £m	2021 £m
Net realised gains arising from disposals	106	8
Unrealised gains included in Tier 1 or Tier 2 capital [1]	89	88

(1) Includes gains or losses on FVOCI instruments only.

— The increase in equity investments mainly reflects the acquisition of new investments in PTSB and Vodeno in H2 2022, partly offset by disposals.

Accounting volatility risk

Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement.

Accounting volatility can be mitigated through hedge accounting. However, residual volatility will remain in cases where accounting rules mean that hedge accounting is not an option, or where there is some hedge ineffectiveness. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the Internal Capital Adequacy Assessment Process (ICAAP).

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Traded market risk
Definition (audited)
Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Sources of risk (audited)
Traded market risk mainly arises from NatWest Group's trading activities. These activities provide a range of financing, risk management and investment services to clients – including corporations and financial institutions – around the world. From a market risk perspective, activities are focused on rates; currencies; and traded credit. NatWest Group undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives.

All material traded market risk resides in NatWest Markets. The key categories are interest rate risk, credit spread risk and foreign currency price risk.

Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section.

Key developments in 2022
- The year was marked by periods of increased market volatility reflecting UK political developments, global inflationary concerns and the invasion of Ukraine
- The significant volatility in Gilts, sterling swaps and inflation entered the rolling window for VaR calculation during 2022. However, traded VaR and SVaR remained within appetite and, on an average basis, decreased compared to 2021, aided by NatWest Group's continued disciplined approach to risk-taking.

Governance (audited)
Market risk policy statements set out the governance and risk management framework. Responsibility for identifying, measuring, monitoring and controlling market risk arising from trading activities lies with the relevant trading business. The Market Risk function independently advises on, monitors and challenges the risk-taking activities undertaken by the trading business ensuring these are within the constraints of the market risk framework, policies, and risk appetite statements and measures.

Risk appetite
NatWest Group's qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at NatWest Group level comprise value-at-risk (VaR), stressed value-at-risk (SVaR) and stress-testing limits. More details on these are provided on the following pages.

For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions. The desk-level mandates comprise qualitative limits related to the product types within the scope of each desk, as well as quantitative metrics specific to the desk's market risk exposures. These additional limits and metrics aim to control various risk dimensions such as exposure size, aged inventory, currency and tenor.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments and recalibrated to ensure that they remain aligned to NatWest Group RWA targets. Limit reviews focus on optimising the alignment between traded market risk exposure and capital usage.

To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set such that if exposures exceed a specified level, action plans are developed by the relevant business and the Market Risk function and implemented. For more detail on risk appetite and risk controls, refer to pages 181 and 182.

Monitoring and mitigation
Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, business segment and NatWest Group-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

Traded market risk exposures are monitored against limits and analysed daily. A daily report summarising the position of exposures against limits at desk, business, business segment and NatWest Group levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad-hoc reporting.

A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern.

Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee, the Board Risk Committee and the Board.

Measurement
NatWest Group uses VaR, SVaR and the incremental risk charge to measure traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that NatWest Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses.

The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in trade or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact of large moves in risk factors or the joint impact of two risk factors.

These methods have been designed to capture correlation effects and allow NatWest Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Value-at-risk
For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%.

The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days on an equally-weighted basis.

Traded market risk continued

The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk.

When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used.

The performance and adequacy of the VaR model are tested regularly through the following processes:

— Back-testing: Internal and regulatory back-testing is conducted on a daily basis. Information on internal back-testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 Report.

— Ongoing model validation: VaR model performance is assessed both regularly, and on an ad-hoc basis, if market conditions or portfolio profile change significantly.
— Model Risk Management review: As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to page 282. More information relating to pricing and market risk models is presented in the Pillar 3 Report.

One-day 99% traded internal VaR



Total Trading VaR •••••••• Interest Rate VaR —— Credit VaR —— FX VaR ----- Equity VaR —— Commodity VaR ——

Traded VaR (1-day 99%) (audited)

The table below shows one-day 99% internal VaR for NatWest Group's trading portfolios, split by exposure type.

	2022				2021			
	Average £m	Maximum £m	Minimum £m	Period end £m	Average £m	Maximum £m	Minimum £m	Period end £m
Interest rate	7.3	12.6	4.1	9.0	10.4	25.3	4.5	8.9
Credit spread	7.8	12.0	6.0	6.4	11.3	13.4	9.4	10.7
Currency	3.1	8.0	1.2	1.5	3.4	9.4	1.7	2.2
Equity	—	0.3	—	—	0.4	0.8	—	0.2
Commodity	—	—	—	—	0.1	0.5	—	—
Diversification (1)	(7.5)			(6.8)	(12.3)			(10.5)
Total	10.7	15.1	7.2	10.1	13.3	23.9	9.3	11.5

(1) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

— On an average basis, total traded VaR was lower in 2022 than in 2021 despite the increased market volatility related to sterling Gilts, swaps and inflation entering the rolling window for VaR calculation during 2022.

— The decrease in average interest rate VaR reflected the lower tenor basis risk in sterling flow trading in 2022 than in 2021. This followed the application of a regulator-approved update to the VaR model in Q3 2021 to address the impact of the transition from LIBOR to alternative risk-free rates.
— Credit spread VaR also decreased, mainly because the heightened market volatility in March 2020, resulting from the onset of the COVID-19 crisis, dropped out of the VaR window during H1 2022.

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Traded market risk

VaR back-testing

The main approach employed to assess the VaR model's ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical P&L. For more details on the back-testing approach, refer to the Pillar 3 Report.

The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2022. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypothetical (Hypo) P&L.

	Back-testing exceptions	
	Actual	Hypo
Rates	2	6
Currencies	—	7
Credit	—	—
xVA	1	1

— The exceptions in the Rates business were mainly driven by market moves in sterling, euro and US dollar rates and sterling inflation.

— The exceptions in the Currencies business were mainly driven by market moves related to sterling, the euro and the US dollar.
— The total xVA loss was driven by a loss due to the default of a counterparty.

Stressed VaR (SVaR)

As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

A simulation of 99% VaR is run on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions.

	2022				2021			
	Average £m	Maximum £m	Minimum £m	Period end £m	Average £m	Maximum £m	Minimum £m	Period end £m
Total internal traded SVaR	70	206	34	40	95	175	46	66

— Traded SVaR was, on an average basis, lower in 2022 than in 2021, following the reduction in tenor basis risk in sterling flow trading resulting from the VaR model update in Q3 2021.

Risks Not In VaR (RNIVs)

The RNIV framework is used to identify and quantify market risks that are not fully captured by the internal VaR and SVaR models.

RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

For further qualitative and quantitative disclosures on RNIVs, refer to the Market risk section of the Pillar 3 Report.

Stress testing

For information on stress testing, refer to page 182.

Incremental risk charge (IRC)

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. For further qualitative and quantitative disclosures on the IRC, refer to the Market risk section of the Pillar 3 Report.

Market risk – linkage to balance sheet

The table below analyses NatWest Group's balance sheet by non-trading and trading business.

	2022			2021			
	Total	Non-trading business	Trading business	Total	Non-trading business	Trading business	
	£bn	£bn	£bn	£bn	£bn	£bn	Primary market risk factor
Assets							
Cash and balances at central banks	144.8	144.8	—	177.8	177.8	—	Interest rate
Trading assets	45.6	1.2	44.4	59.2	0.7	58.5	
Reverse repos	21.5	—	21.5	20.7	—	20.7	Interest rate
Securities	9.9	—	9.9	25.0	—	25.0	interest rate, credit spreads, equity
Other	14.2	1.2	13.0	13.5	0.7	12.8	Interest rate
Derivatives	99.5	1.3	98.2	106.1	1.6	104.5	Interest rate, credit spreads, equity
Settlement balances	2.6	0.2	2.4	2.1	0.2	1.9	Settlement
Loans to banks	7.1	7.0	0.1	7.7	7.6	0.1	Interest rate
Loans to customers	366.3	366.2	0.1	359.0	358.9	0.1	Interest rate
Other financial assets	30.9	30.9	—	46.1	46.1	—	Interest rate, credit spreads, equity
Intangible assets	7.1	7.1	—	6.7	6.7	—	Interest rate, credit spreads, equity
Other assets	9.3	9.3	—	8.3	8.3	—	
Assets of disposal groups	6.9	6.9	—	9.0	9.0	—	
Total assets	720.1	574.9	145.2	782.0	616.9	165.1	
Liabilities							
Bank deposits	20.4	20.4	—	26.3	26.3	—	Interest rate
Customer deposits	450.3	450.3	—	479.8	479.8	—	Interest rate
Settlement balances	2.0	—	2.0	2.1	—	2.1	Settlement
Trading liabilities	52.8	—	52.8	64.6	0.1	64.5	
Repos	23.7	—	23.7	19.4	—	19.4	Interest rate
Short positions	9.5	—	9.5	25.0	—	25.0	Interest rate, credit spreads
Other	19.6	—	19.6	20.2	0.1	20.1	Interest rate
Derivatives	94.0	1.5	92.5	100.8	3.6	97.2	Interest rate, credit spreads
Other financial liabilities	49.1	49.0	0.1	49.3	48.9	0.4	Interest rate
Subordinated liabilities	6.3	6.3	—	8.4	8.4	—	Interest rate
Notes in circulation	3.2	3.2	—	3.0	3.0	—	Interest rate
Other liabilities	5.5	5.5	—	5.9	5.9	—	
Total liabilities	683.6	536.2	147.4	740.2	576.0	164.2	

(1) Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded VaR and fair value calculations. For more information refer to the non-traded market risk section.

(2) Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by NatWest Group to measure market risk are detailed in the traded market risk section.

(3) Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

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Pension risk

Definition

Pension risk is defined in a consistent manner to the regulatory definition as the inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme.

Sources of risk

NatWest Group has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The NatWest Group Pension Fund (the Main section) is the largest source of pension risk with £34.0 billion of assets and £24.7 billion of liabilities at 31 December 2022 (2021 – £52.0 billion of assets and £42.0 billion of liabilities). Refer to Note 5 to the consolidated financial statements, for further details on NatWest Group's pension obligations, including sensitivities to the main risk factors.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. NatWest Group is exposed to the risk that the schemes' assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due. In such circumstances, NatWest Group could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

Key developments in 2022

- There were no material changes to NatWest Group's exposure to pension risk during the year. Despite market volatility, the Main section remained resilient, primarily due to its interest rate and inflation hedging strategy, as well as its limited exposure to equities. Furthermore, the Main section held sufficient collateral in relation to its liability hedging portfolio, without the need to sell assets to meet collateral requirements. Some of NatWest Group's smaller schemes faced more challenging dynamics, with reductions in funding levels, but continued to be able to raise collateral as required. Any impact was not material at NatWest Group level.
- In line with the Memorandum of Understanding signed with the Trustee of the Main section in April 2018, a £500 million lump sum contribution was paid into the Main section, following the share buyback in Q1 2022.
- Since 31 December 2022, it has been agreed with the Trustee of the Main section, that remaining contributions of £471 million previously due to the Main section under the Memorandum of Understanding signed in April 2018, will instead be paid into a new legal structure. For further details, refer to Note 5 to the consolidated financial statements.
- As part of the ongoing phased withdrawal from the Republic of Ireland, in December 2022, an agreement was reached with the Trustees of NatWest Group's defined benefit pension schemes in the Republic of Ireland to secure the long-term strategy for the schemes.

Governance

Chaired by the Chief Financial Officer, the Group Asset & Liability Management Committee is a key component of NatWest Group's approach to managing pension risk. It considers the pension impact of the capital plan for NatWest Group and reviews the performance of NatWest Group's material pension funds and other issues material to NatWest Group's pension strategy. It also considers investment strategy proposals from the Trustee of the Main section.

For further information on governance, refer to page 179.

Risk appetite

NatWest Group maintains an independent view of the risk inherent in its pension funds. NatWest Group has an annually reviewed pension risk appetite statement incorporating defined metrics against which risk is measured.

Policies and standards are in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy, which sits within the NatWest Group enterprise-wide risk management framework, is also in place and is subject to associated framework controls.

Monitoring and measurement

Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee, whilst the Asset & Liability Management Committee receives updates on the performance of NatWest Group's material pension funds.

NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year. These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England.

The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes. The results of the stress tests and their consequential impact on NatWest Group's balance sheet, income statement and capital position are incorporated into the overall NatWest Group stress test results.

NatWest Bank Plc (a subsidiary of NatWest Group) is the principal employer of the Main section and could be required to fund any deficit that arises.

Mitigation

Following risk mitigation measures taken by the Trustee in recent years, the Main section is now well protected against interest rate and inflation risks and is being run on a low investment risk basis with relatively small equity risk exposure. The Main section also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes.

The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global economy and invests, where return justifies the risk, in sectors that reduce the world's reliance on fossil fuels, or that may otherwise promote environmental benefits. Further details regarding the Main section Trustee's approach to managing climate change risk can be found in its Responsible Ownership Policy and its net zero commitment. During the year, the Trustee also produced its first climate disclosures as required by The Occupational Pension Schemes (Climate Change Governance and Reporting) Regulations 2021.

Compliance and conduct risk
Definition
Compliance risk is the risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

Conduct risk is the risk of inappropriate behaviour towards customers, or in the markets in which NatWest Group operates, which leads to unfair or inappropriate customer outcomes.

The consequences of failing to meet compliance and/or conduct responsibilities can be significant and could result, for example, in legal action, regulatory enforcement, material financial loss and/or reputational damage.

Sources of risk
Compliance and conduct risks exist across all stages of NatWest Group's relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential inside information.

As set out in Note 26 to the consolidated financial statements, members of NatWest Group are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2022
- Further progress was made on the compliance agenda during 2022. The first line of defence ring-fencing hub which was established to provide an aggregated view of ring-fencing compliance and risk management continues to work across business segments, functions and legal entities.
- From a conduct risk perspective, the focus on consumer protection increased significantly during 2022, given the cost-of-living challenges and their impact on customers in vulnerable situations. The FCA's increased expectations under its Consumer Duty initiative was also a key development, and the establishment of the consumer duty 'One Bank' programme will ensure continued focus on the required 'paradigm shift' in the levels of consumer protection.
- In December 2021, NatWest Markets Plc pled guilty to one count of wire fraud and one count of securities fraud, related to historical spoofing conduct by former employees in US Treasuries markets, between 2008 and 2014 and, separately, during approximately three months in 2018. In line with the plea agreement with DOJ, an independent monitor was appointed in 2022. The monitor will be engaged in working with NatWest Markets over a three-year period.
- More generally, work is also ongoing to further enhance the conduct and compliance risk framework so that it is aligned to a wider programme of work on the overall risk management framework.

Governance
NatWest Group defines appropriate standards of compliance and conduct and ensures adherence to those standards through its risk management framework. Relevant compliance and conduct matters are escalated through the Executive Risk Committee and Board Risk Committee.

Risk appetite
Risk appetite for compliance and conduct risks is set at Board level. Risk appetite statements articulate the levels of risk that legal entities, businesses and functions work within when pursuing their strategic objectives and business plans.

A range of controls are operated to ensure the business delivers good customer outcomes and are conducted in accordance with legal and regulatory requirements. A suite of policies addressing compliance and conduct risks set appropriate standards across NatWest Group. Examples include policies relating to customers in vulnerable situations, complaints management, cross-border activities and market abuse. Continuous monitoring and targeted assurance are carried out as appropriate.

Monitoring and measurement
Compliance and conduct risks are measured and managed through continuous assessment and reporting to NatWest Group's senior risk committees and at Board level. The compliance and conduct risk framework facilitates the consistent monitoring and measurement of compliance with laws and regulations and the delivery of consistently good customer outcomes. The first line of defence is responsible for effective risk identification, reporting and monitoring, with oversight, challenge and review by the second line. Compliance and conduct risk management is also integrated into NatWest Group's strategic planning cycle.

Mitigation
Activity to mitigate the most material compliance and conduct risks is carried out across NatWest Group with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, conflicts of interest management, market conduct surveillance, complaints management, mapping of priority regulatory requirements and independent monitoring activity. Internal policies help support a strong customer focus across NatWest Group.

Financial crime risk
Definition
Financial crime risk is the risk that NatWest Group's products and services are intentionally or unintentionally used to facilitate financial crime in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud.

Sources of risk
Financial crime risk may be present if NatWest Group's customers, employees or third parties undertake or facilitate financial crime, or if NatWest Group's products or services are used intentionally or unintentionally to facilitate such crime. Financial crime risk is an inherent risk across all lines of business.

Key developments in 2022
- Significant investment continued to be made to support delivery of the multi-year transformation plan across financial crime risk management.
- Enhancements were made to technology and data analytics to improve the effectiveness of systems used to monitor customers and transactions.
- A financial crime and fraud goal was rolled out to approximately 55,000 colleagues across NatWest Group.

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Financial crime risk continued

− Financial crime roadshows were held throughout the year to further embed financial crime risk management culture and behaviours.
− Systematic Anti-Money Laundering Programme assessment. In January 2022, NatWest Group received the Skilled Person's final report in connection with governance arrangements for two financial crime change programmes in respect of which the Skilled Person had been appointed under section 166 of the Financial Services and Markets Act 2000 to provide assurance. The FCA confirmed in March 2022 that the section 166 review had been concluded.

Governance

The Financial Crime Executive Steering Group, which is jointly chaired by the Chief Risk Officer and the Group Chief Information Officer (previously the Chief Administration Officer), is the core governance committee for financial crime risk (excluding fraud). It oversees financial crime risk management, operational performance, and transformation matters including decision-making and escalations to the Executive Risk Committee, Board Risk Committee and NatWest Group Executive Committee.

The Fraud Executive Steering Group, which is chaired by the Chief Information Officer, is the core governance committee for fraud. It oversees fraud risk management, operational performance, and investment matters including decision-making and escalations to relevant senior committees.

Risk appetite

There is no appetite to operate in an environment where systems and controls do not enable the effective identification, assessment, monitoring, management and mitigation of financial crime risk. NatWest Group's systems and controls must be comprehensive and proportionate to the nature, scale and complexity of its businesses

NatWest Group operates a framework with preventative and detective controls designed to mitigate the risk that it could facilitate financial crime. These controls are supported by a suite of policies, procedures and guidance to ensure they operate effectively.

Monitoring and measurement

Financial crime risks are identified and reported through continuous risk management and regular reporting to senior risk committees and the NatWest Group Board. Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within risk appetite.

Mitigation

Through the financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions. Centralised expertise is available to detect and disrupt threats to NatWest Group and its customers.

Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives.

Climate risk
Definition

Climate risk is the threat of financial loss or adverse non-financial impacts associated with climate change and the political, economic and environmental responses to it.

Sources of risk

Physical risks may arise from climate and weather-related events such as heatwaves, droughts, floods, storms and sea level rises. They can potentially result in financial losses, impairing asset values and the creditworthiness of borrowers. NatWest Group could be exposed to physical risks directly by the effects on its property portfolio and, indirectly, by the impacts on the wider economy as well as on the property and business interests of its customers.

Transition risks may arise from the process of adjustment towards a low-carbon economy. Changes in policy, technology and sentiment could prompt reassessment of customers' financial risk and may lead to falls in the value of a large range of assets. NatWest Group could be exposed to transition risks directly through the costs of adaptation within economic sectors and markets as well as supply chain disruption leading to financial impacts on it and its customers. Potential indirect effects include the erosion of NatWest Group's competitiveness, profitability, reputational damage and liability risk.

Key developments in 2022

− The enhancement of scenario generation capability, building on our internal scenario analysis capability developed over 2021 that supported risk management and participation in the PRA Climate Biennial Exploratory Scenario (CBES).
− To support the management of credit risk, the application of first generation qualitative climate risk scorecards within customer conversations, and initiation of testing of enhanced scorecards including quantitative elements.
− Improved oversight of management of climate-related risk through regular reporting and review of climate risk appetite measures and key risk indicator trends informing monthly risk committee updates.
− The assessment of potential greenwashing risks driven by a hypothetical risk scenario where increased competition in the green finance market leads to less efficient product designs and diminished robustness of governance.
− The preparation of an initial iteration of the NatWest Group Climate Transition plan including identification and analysis of potential impacts associated with proposed actions.

Governance

The Board is responsible for monitoring and overseeing climate-related risk within NatWest Group's overall business strategy and risk appetite. The potential impact, likelihood and preparedness of climate-related risk are reported regularly to the Board Risk Committee and the Board.

The Chief Risk Officer shares accountability with the CEO under the Senior Managers and Certification Regime for identifying and managing the financial risks arising from climate change. This includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks, and that NatWest Group can identify, measure, monitor, manage and report on its exposure to these risks.

Climate risk continued

The Climate Change Executive Steering Group is responsible for overseeing the direction of and progress against NatWest Group's climate-related commitments. During 2022, the Executive Steering Group focused on overseeing the preparation of the initial iteration of NatWest Group's Climate Transition Plan, progression in establishing partnerships and opportunities including oversight of progress against the NatWest Group climate and sustainable funding and financing target, and ensuring the effective management of climate-related risks. The Executive Steering Group will continue to supervise strategic implementation and delivery, supported by the Climate Centre of Excellence.

Risk appetite

NatWest Group's ambition is to be a leading bank in the UK in helping to address climate change. This ambition is underpinned by activity to reduce the climate impact of financing activity by at least 50% by 2030 and to achieve net zero by 2050.

Work continued in 2022 to mature NatWest Group's climate-related risk capabilities in accordance with the risk management framework. In December 2022, the Board approved the adoption of enhanced climate risk appetite measures into the enterprise-wide risk management framework, which are designed to provide a heightened focus on balance sheet exposure to financed emissions.

Combined with segment-specific risk measures, this suite of metrics will enable reporting of climate risk appetite to senior risk management forums and links risk management to NatWest Group's strategic goals and priorities.

Monitoring and measurement

NatWest Group focused on developing the capabilities to use scenario analysis to identify the most material climate risks and opportunities for its customers, seeking to harness insights to inform risk management practices and maximise the opportunities arising from a transition to a low-carbon economy.

Scenario analysis allows NatWest Group to test a range of possible future climate pathways and understand the nature and magnitude of the risks they present. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise.

Key priorities in 2022 have included enhancing our climate scenario analysis capabilities to both address ongoing regulatory expectations and building on the infrastructure required by NatWest Group to meet current and future climate scenario analysis objectives. NatWest Group made significant investment in developing a variety of internal scenario analysis tools which support the development of commercial strategy, products and services and help manage risks, including managing exposures efficiently and removing unmitigated risks from future climate impacts.

NatWest Group recognises a number of key use cases for climate scenario analysis, including, but not restricted to, the following:

- Regulatory stress testing requirements.
- Heightened climate risk sector classifications.
- Sector/sub-sector risk appetite.
- Lending pricing.
- Portfolio management.
- Strategic decision-making.

NatWest Group made material progress in developing internal climate modelling capabilities, building on the learnings from our internal scenario analysis carried out in 2021 and participation in the CBES. NatWest Group has enhanced its scenario generation capabilities to support future integration of climate risk into strategic planning, Internal Capital Adequacy Assessment Processes (ICAAP) and IFRS 9. Modelling infrastructure to execute scenarios matured in 2022, giving increased flexibility for scenario analysis capability for short, medium and long-term scenarios. Incorporation into the NatWest Group strategic plan and ICAAP ensures that NatWest Group factors climate into strategic planning and appropriately capitalises for the most material source of climate risk over the capital planning horizon. Developing internal methodologies also enhances the capacity to integrate scenario analysis with customer journeys. This builds on NatWest Group's ability not only to effectively develop tools for risk management but also to develop products and processes that support NatWest Group's customers' transition.

NatWest Group also focused on developing an internal methodology for forecasting its counterparties' corporate transition risk via counterparty level modelling infrastructure and climate risk customer scorecards. NatWest Group is actively targeting the minimisation of reliance on third party models, whilst recognising there is likely to be some reliance on them over the medium-to-long term given the specialist and evolving nature of climate financial risk management. Enhancement of this infrastructure links very closely with the scenario analysis noted above. Further information on this can be found in NatWest Group's 2022 Climate-related Disclosures Report.

Internal scenario analysis carried out to support participation in the CBES focused on the application of three climate scenarios (early policy action, late policy action and no additional action and a counterfactual scenario) to quantify climate risk across NatWest Group's lending portfolio. This showed that NatWest Group was most exposed to a late transition scenario with a concentrated period of losses between 2030 and 2035, the point at which disruptive transition policy is implemented, resulting in an economic recession. The early action scenario resulted in more gradual losses through the stress horizon, with the earlier onset of transition curtailing impairments in comparison to the sharp onset in the late action scenario. A key conclusion for transition risk is that supporting customers' transition to net zero is critical to manage NatWest Group's exposures to transition risk.

The effects of physical risk were explored through the no additional action scenario which produced lower total cumulative impairments compared to the early action and late action scenarios. This comparatively lower level of impairments is reflective of NatWest Group's diversified book and geographic exposure. NatWest Group's results broadly aligned with the key findings and aggregate outcome for banks (across both physical and transition risk).

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Climate risk continued

However, NatWest Group recognises the industry data and methodology limitations for physical risk and therefore recognises that the no additional action scenario does not capture the severe long-term effects of irreversible climate change. Further information on results, limitations and conclusions can be found in NatWest Group's 2022 Climate-related Disclosures Report.

There are a number of challenges with climate scenario analysis, for example in relation to climate data. NatWest Group continues to participate in a number of industry forums including the United Nations Principles for Responsible Banking, which provides a unique framework for banks to align strategy and practice with the Sustainable Development Goals and Paris Climate Agreement. In addition, NatWest Group is also represented on the Climate Financial Risk Forum established by the PRA and FCA to shape the financial services industry's response to the challenges posed by climate risk and continues to work with a number of UK and international bodies to develop climate scenario analysis best practices.

NatWest Group is continuing to make progress in embedding climate risk analytics as appropriate across customer journeys and in supporting decision-making at customer and strategic portfolio levels. Leveraging qualitative and quantitative outputs from scenario analysis, will enable NatWest Group to integrate outcomes into risk appetite measures and customer origination processes. Developing the ability to incorporate these outcomes enables NatWest Group to manage and mitigate both the risks but also the opportunities that are presented by climate risk.

Operational risk
Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Systems failure, theft of NatWest Group property, information loss and the impact of natural, or man-made, disasters – as well as the threat of cyber-attacks – are sources of operational risk. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Key developments in 2022

- A review of the NatWest Group Risk Directory was completed, allowing greater risk visibility and improved risk reporting.
- The NatWest Group Impact Classification Matrix was updated to align to industry materiality, ensuring focus on the most material risks.
- An Early Event Escalation Process was implemented to ensure material events are escalated in a timely manner.
- A Risk & Control Self-Assessment approach was developed to identify risks across end-to-end processes, refocusing existing risk assessment, towards materiality.
- A payments review has been initiated in late 2022 to assess control enhancements in response to manual payment risk.

Governance

The governance arrangements in place for operational risk are aligned to the requirements set out in the Board approved enterprise-wide risk management framework and are consistent with achieving safety, soundness and sustainable risk outcomes.

Aligned to this, a strong operational risk management oversight function is vital to support NatWest Group's ambitions to serve its customers better. Improved management of operational risk against defined appetite is vital for stability and reputational integrity.

Risk appetite

Operational risk appetite supports effective management of all operational risks. It expresses the level and types of operational risk NatWest Group is willing to accept to achieve its strategic objectives and business plans. NatWest Group's operational risk appetite statement encompasses the full range of operational risks faced by its legal entities, businesses and functions.

Mitigation

The Control Environment Certification (CEC) process is a half-yearly self-assessment by the CEOs of NatWest Group's customer-facing business areas, as well as the heads of the bank's support functions. It provides a consistent and comparable view on the adequacy and effectiveness of the internal control environment.

CEC covers material risks and the underlying key controls, including financial, operational and compliance controls, as well as their supporting risk management frameworks. The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and progress on control environment improvements, are reported to the Group Audit Committee and Board Risk Committee. They are also shared with external auditors.

The CEC process helps to ensure compliance with the NatWest Group Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting and certain requirements of the UK Corporate Governance Code.

Risks are mitigated by applying key preventative and detective controls This is an integral step in the risk self-assessment methodology which determines residual risk exposure. Control owners are accountable for the design, execution, performance and maintenance of key controls. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change in performance is identified, the associated risk is re-evaluated.

Monitoring and measurement

Risk and control self-assessments are used across all business areas and support functions to identify and assess material operational risks, conduct risks and key controls. All risks and controls are mapped to NatWest Group's Risk Directory. Risk assessments are refreshed at least annually to ensure they remain relevant and that they capture any emerging risks and also ensure that these risks are reassessed.

The process is designed to confirm that risks are effectively managed in line with risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit-for-purpose and operate effectively to reduce the identified risks.

NatWest Group uses the standardised approach to calculate its Pillar 1 operational risk capital requirement. This is based on multiplying three years' average historical gross income by coefficients set by the regulator based on business line.

Operational risk continued

As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used to assess Pillar 2A, which is a risk-sensitive add-on to Pillar 1. The model uses historical loss data (internal and external) and forward-looking scenario analysis to provide a risk-sensitive view of NatWest Group's Pillar 2A capital requirement.

Scenario analysis is used to assess how severe but plausible operational risks will affect NatWest Group. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to the Capital, liquidity and funding risk section for the operational risk capital requirement figures.

Operational resilience

NatWest Group manages and monitors operational resilience through its risk and control self-assessment methodology. This is underpinned by setting and monitoring of risk indicators and performance metrics for the operational resilience of key business services. Progress continued on embedding regulator expectations for operational resilience, with involvement in a number of industry-wide operational resilience forums. This enables a cross-sector view of the operational resilience risk profile and the pace of ongoing innovation and change, both internally and externally.

NatWest Group operates layered security controls and its network architecture is designed to provide inherent protection against threats. This approach avoids reliance on any one type or method of security control. Minimum security control requirements are set out in Key Risk policies, standards, processes and procedures. Through 2023 NatWest Group will monitor and manage the threat landscape focusing on:

— Attack Surface Vulnerabilities - such as the rising number of zero-days and code vulnerabilities impacting organisations
— Initial Access Brokers and Nation States – increasingly sophisticated attacks from ransomware gangs and ongoing challenges following Russia's invasion of Ukraine which has raised international tensions increasing the likelihood of disruptive cyber-attacks.

As cyberattacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability designed to defend against emerging threats.

Event and loss data management

The operational risk event and loss data management process ensures NatWest Group captures and records operational risk financial and non-financial events that meet defined criteria. Loss data is used for regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of a 'Early Event Escalation Process'.

All financial impacts and recoveries associated with an operational risk event are reported against the date they were recorded in NatWest Group's financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2021 may relate to events that occurred, or were identified in, prior years. NatWest Group purchases insurance against specific losses and to comply with statutory or contractual requirements.

Percentage and value of events

At 31 December 2022, events aligned to the clients, products and business practices (CPBP) event category accounted for 76% of NatWest Group's operational risk losses (compared to 80% in 2021). The decrease reflects lower conduct-related provisions were recorded during 2022 compared to prior years.

	Value of events				Volume of events (1)	
	£m		Proportion		Proportion	
	2022	2021	2022	2021	2022	2021
Fraud	34	71	17%	16%	90%	81%
Clients, products and business practices	153	366	76%	80%	2%	7%
Execution, delivery and process management	14	9	7%	2%	7%	8%
Employment practices and workplace safety	—	6	—	1%	1%	3%
Technology and infrastructure failures	1	3	—	1%	—	1%
Disasters and public safety	—	—	—	—	—	—
	202	455	100%	100%	100%	100%

(1) The calculation in the above table is based on the volume and value of events (the proportion and cost of operational risk events to NatWest Group) where the associated loss is more than or equal to £10,000.

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Model risk
Definition
Model risk is the risk of inaccurate financial assessments or decisions made as a result of incorrect or misused model outputs and reports. NatWest Group defines a model as a quantitative method, system, or approach that applies statistical, economic, financial, accounting, mathematical or data science theories, techniques and assumptions to process input data into quantitative estimates.

Sources of risk
NatWest Group uses a variety of models in the course of its business activities. Examples include the use of model outputs to support customer decisioning, measuring and assessing risk exposures (including credit, market, and climate risk), as well as calculating regulatory capital and liquidity requirements.

Model applications may give rise to different risks depending on the business segment in which they are used. Model risk is therefore assessed separately for each business segment in addition to the overall assessment made for NatWest Group.

Key developments in 2022
— NatWest Group's model risk management practices continued to evolve, driven through a dedicated Model Management Programme. This delivered an enhanced model management committee structure, a new model risk governance team operating model and an improved model inventory.
— Aligned to the implementation of the enterprise-wide risk management framework, new model risk management procedures were approved to support the identification, assessment and monitoring of model risk.
— NatWest Group provided a comprehensive response to the PRA's Consultation Paper on Model Risk Management (CP6/22). A self-assessment of the bank's current Model Risk Policy compared to the PRA's draft Supervisory Statement was completed and gaps identified. A programme of work will be established in 2023 to continue to evolve the bank's model risk management framework in line with regulatory expectations and industry best practice.

Governance
A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Two roles are key to this – model risk owners and model risk officers. Model risk owners are responsible for model approval and ongoing performance monitoring. Model risk officers, in the second line, are responsible for oversight, including ensuring that models are independently validated prior to use and on an ongoing basis aligned to the model's risk rating. Model risk matters are escalated to senior management in several ways.

These include model risk oversight committees, as well as the relevant business and function model management committees.

A new NatWest Group Model Risk Oversight Committee will further enhance model risk governance by providing a direct escalation route to the NatWest Group Executive Risk Committee and, where applicable, onwards to the NatWest Group Board Risk Committee.

Risk appetite
Model risk appetite is set in order to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. The model risk appetite statement and measures are approved by the board on BRC's recommendation. Business areas are responsible for monitoring performance against appetite and remediating models outside appetite.

Monitoring and measurement
Policies and procedures related to the development, validation, approval, implementation, use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model.

Validation of material models is conducted by an independent risk function comprising of skilled, well-informed subject matter experts. This is completed for new models or amendments to existing models and as part of an ongoing periodic programme to assess model performance. The frequency of periodic validation is aligned to the risk rating of the model. The independent validation focuses on a variety of model features, including modelling approach, the nature of the assumptions used, the model's predictive ability and complexity, the data used in the model, its implementation and its compliance with regulation.

The level of risk relating to an individual model is assessed through a model risk rating. A quantitative approach is used to determine the risk rating of each model, based on the model's materiality and validation rating. This approach provides the basis for model risk appetite measures and enables model risk to be robustly monitored and managed across NatWest Group.

Ongoing performance monitoring is conducted by model owners and overseen by the model validators to ensure parameter estimates and model constructs remain fit for purpose, model assumptions remain valid and that models are being used consistently with their intended purpose. This allows timely action to be taken to remediate poor model performance and/or any control gaps or weaknesses.

If a model risk issue arises due to an operational control weakness (and the residual risk meets the operational risk thresholds, then an operational risk issue would be raised.

Mitigation
By their nature – as approximations of reality – model risk is inherent in the use of models. It is managed by refining or redeveloping models where appropriate – due to changes in market conditions, business assumptions or processes – and by applying adjustments to model outputs (either quantitative or based on expert opinion). Enhancements may also be made to the process within which the model output is used in order to further limit risk levels.

Reputational risk
Definition
Reputational risk is defined as the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events.

Sources of risk
Reputational risks can originate from internal actions and external events. The three primary drivers of reputational risk have been identified as: failure in internal execution; a conflict between NatWest Group's values and the public agenda; and contagion (when NatWest Group's reputation is damaged by failures in the wider financial sector).

Reputational risk continued
Key developments in 2022
- A new reputational risk policy was implemented to manage reputational risk at an organisational level.
- The NatWest Group Reputational Risk Register was further embedded into the organisation, the results of which are reported to the NatWest Group Reputational Risk Committee.
- All Environmental, Social & Ethical (ESE) risk acceptance criteria underwent a review to align with Our Purpose.

Governance
A reputational risk policy supports reputational risk management across NatWest Group. Reputational risk committees review relevant issues at an individual business or entity level, while the NatWest Group Reputational Risk

Committee opines on issues, cases, sectors and themes that represent material reputational risks. The NatWest Group Board Risk Committee oversees the identification and reporting of reputational risk.

Risk appetite
NatWest Group manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and associated quantitative measures. NatWest Group seeks to identify, measure and manage risk aligned to stakeholder trust. However, reputational risk is inherent in NatWest Group's operating environment and public trust is a specific factor in setting reputational risk appetite.

Monitoring and measurement
Relevant internal and external factors are monitored through regular reporting to the reputational risk committees at business or entity level and escalated, where appropriate, to the NatWest Group Reputational Risk Committee or the NatWest Group Board Risk Committee.

Mitigation
Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations.

External events that could cause reputational damage are identified and mitigated through NatWest Group's Top and Emerging Threats process (where sufficiently material) as well as through the NatWest Group and business segment-level risk registers.

NatWest Group has in recent years been the subject of investigations and reviews by a number of regulators and governmental authorities, some of which have resulted in past fines, settlements and public censure. Refer to the Litigation and regulatory matters section of Note 26 to the consolidated financial statements for details of material matters currently affecting NatWest Group.

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Financial statements

In this section





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Independent auditors' report to the members of NatWest Group plc

In our opinion:
- the financial statements of NatWest Group plc (the 'Parent Company') and its subsidiaries (together, the 'Group') give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2022 and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK adopted international accounting standards and IFRS as issued by the International Accounting Standards Board ('IASB');
- the Parent Company financial statements have been properly prepared in accordance with UK adopted international accounting standards as applied in accordance with section 408 of the Companies Act 2006 and IFRS as issued by the IASB; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements (see table below) of the Parent Company and the Group for the year ended 31 December 2022 which comprise:

Group
- Consolidated balance sheet as at 31 December 2022;
- Consolidated income statement for the year then ended;
- Consolidated statement of comprehensive income for the year then ended;
- Consolidated statement of changes in equity for the year then ended;
- Consolidated cash flow statement for the year then ended;
- Accounting policies;
- Related Notes 1 to 33 to the financial statements;
- Annual Remuneration Report identified as 'audited'; and
- Risk and capital management section identified as 'audited'; and
- The Capital Requirements (Country-by-Country Reporting) Regulations report identified as 'audited'

Parent Company
- Balance sheet as at 31 December 2022;
- Statement of changes in equity for the year then ended;
- Cash flow statement for the year then ended; and
- Related notes 1 to 12 to the financial statements including a summary of critical accounting policies

The financial reporting framework that has been applied in their preparation is applicable law and UK adopted international accounting standards, IFRS as issued by the IASB, and as regards the Parent Company financial statements, as applied in accordance with section 408 of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group and Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the Parent Company and we remain independent of the Group and the Parent Company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the Group and Parent Company's ability to continue to adopt the going concern basis of accounting included:

- In conjunction with our walkthrough of the Group's financial close process, we confirmed our understanding of management's Going Concern assessment process and also engaged with management early to ensure all key factors were considered in their assessment;
- We evaluated management's going concern assessment which included reviewing their evaluation of long-term business and strategic plans, capital adequacy, liquidity and funding positions. It also assessed these positions considering internal stress tests which included consideration of principal and emerging risks. The Group's risk profile and risk management practices were considered including credit risk, market risk, compliance and conduct risk, climate risk and operational risk;
- We evaluated management's assessment by considering the Group's ability to continue in operation and meets its liabilities under different scenarios including the impact of the Group's strategic plans, and the current uncertain geopolitical and economic outlook. We used economic specialists in assessing the macroeconomic assumptions in the forecast through benchmarking to institutional forecasts, HMT consensus and peer comparative economic forecasts. We also considered other commitments of the Group including those in respect of its subsidiaries;
- Considered the results of the Bank's stress testing and Bank of England 2022 solvency stress test; and
- We reviewed the Group's going concern disclosures included in the annual report in order to assess that the disclosures were appropriate and in conformity with the reporting standards.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent Company's ability to continue as a going concern over the twelve months from the date when the financial statements are authorised for issue.

In relation to the group and parent company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

An overview of the scope of the Parent Company and Group audits
Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We take into account the size and risk profile of the component and its activities, the organisation of the Group and effectiveness of group-wide controls, changes in the business environment and other factors such as recent internal audit results when assessing the level of work to be performed at each component.

In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, of the four reporting components of the Group, we selected four components based on size and risk, which represent the principal reporting legal entities within the Group.

The scoping for the current year is as follows:

Component	Scope	Key locations
NatWest Holdings (NWH)	Full	United Kingdom
NatWest Markets (NWM)	Full	United Kingdom, United States, and Netherlands
RBS International	Specific	Channel Islands
RBS AA Holdings	Specific	United Kingdom

The table below illustrates the coverage obtained from the work performed by our audit teams. We considered total assets, total equity and total income to verify we had appropriate overall coverage.

	Full scope (1)	Specific scope (2)	Other procedures (3)	Total
Total assets	94%	6%	0%	100%
Total equity	92%	8%	0%	100%
Total income	95%	4%	1%	100%

(1) Full scope: audit procedures on all significant accounts.

(2) Specific scope: audit procedures on selected accounts.

(3) Other procedures: considered in analytical procedures.

The audit scope of the specific scope components may not have included testing of all significant accounts within the components. However, the testing will have contributed to the total coverage of significant accounts tested for the overall Group.

Involvement with component teams
In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the primary audit engagement team, or by component auditors from other EY global network firms operating under our instruction.

The primary audit engagement team interacted regularly with the component audit teams where appropriate throughout the course of the audit, which included holding planning meetings, maintaining regular communications on the status of the audits, reviewing key working papers and taking responsibility for the scope and direction of the audit process. The primary audit team continued to follow a programme of oversight visits that has been designed to ensure that the Senior Statutory Auditor, or another Group audit partner, has ongoing interaction with all full scope and specific scope locations outside the United Kingdom. The primary team interacted regularly with the component teams and maintained a continuous and open dialogue with component teams, as well as holding formal closing meetings quarterly, to ensure that the primary team were fully aware of their progress and results of their procedures. The primary team also reviewed key working papers and were responsible for the scope and direction of the audit process. This, together with the additional procedures at Group level, gave us appropriate evidence for our opinion on the Group financial statements

Climate change
Stakeholders are increasingly interested in how climate change will impact the Group. The Group has determined that the most significant future impacts from climate change on its operations will be from credit risk, operational risk, reputational risk, conduct risk and regulatory compliance risk. These are explained in the required Task Force for Climate related Financial Disclosures in the Strategic Report, and in the Climate Risk section within the Risk and capital management section. The Group has also explained their climate commitments in the Strategic Report. All of these disclosures form part of the "Other information", rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

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The Group has explained in the Accounting Policy note how they have reflected the impact of climate change in their financial statements, and the significant judgements and estimates relating to climate change. These disclosures also explain the uncertainty regarding policy response, including the effect of wider geo-political uncertainty on governmental ambitions regarding climate transition and the effect of decarbonisation on wider economic growth and customer behaviours. Many of the impacts arising will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgments and estimates for the current period under the requirements of UK adopted international accounting standards and IFRS as issued by the IASB. The Group has also explained within the Accounting Policies, their approach to quantifying the impact of climate transition policy on macroeconomic factors in the future years, and the limitations on the ability to make a reliable estimate for 2022 reporting.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating the Group's assessment of the impact of climate risk, their climate commitments and the significant judgements and estimates disclosed in the Accounting Policies, and whether these have been appropriately reflected in the asset values where these are impacted by future cash flows, and in the timing and nature of liabilities recognised following the requirements of UK adopted international accounting standards and IFRS as issued by the IASB. As part of this evaluation, we performed our own risk assessment, supported by our climate change specialists, to determine the risk of material misstatement in the financial statements from climate change which needed to be considered in our audit. We also evaluated the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above.

Based on our work we have considered the impact of climate change on the financial statements to impact certain key audit matters. Details of our procedures and findings are included in our explanation of key audit matters below.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our response to the risk
Expected Credit Loss Provisions	
At 31 December 2022 the Group reported total gross loans – amortised cost and FVOCI of £377.2 billion (2021: £369.8 billion) and £3.4 billion of expected credit losses (ECL) (2021: £3.8 billion). Management's judgments and estimates are especially subjective due to significant uncertainty associated with the assumptions used. These include the current uncertain geopolitical and economic outlook and the impact of climate change which were both considered in our risk assessment. Aspects with increased complexity in respect of the timing and measurement of ECL include: – Staging - Allocation of assets to stage 1, 2, or 3 on a timely basis using criteria in accordance with IFRS 9; – Model estimations - Accounting interpretations, modelling assumptions and data used to build and run the Probability of Default ('PD'), Loss Given Default ('LGD') and Exposure at Default ('EAD') models that calculate the ECL. – Economic scenarios - Inputs, assumptions and weightings used to estimate the impact of multiple economic scenarios particularly those influenced by the current uncertain geopolitical and economic outlook including any changes to scenarios required through 31 December 2022; – Adjustments - Appropriateness, completeness and valuation of model adjustments which represent approximately 12% of total ECL including any adjustments due to the ongoing geopolitical and economic uncertainty, and the identification of vulnerable customers which increases the risk of management override; and – Individual provisions - Measurement of individual provisions including the assessment of multiple scenarios considering the impact of the current uncertain geopolitical and economic outlook on exit strategies, collateral valuations and time to collect.	Controls testing - We evaluated the design and operating effectiveness of controls across the processes relevant to ECL, including the judgments and estimates noted. These controls, among others, included those over: – the allocation of assets into stages including management's monitoring of stage effectiveness; – model governance including monitoring and model validation; – data accuracy and completeness; – credit monitoring; – multiple economic scenarios; – the governance and review of post-model adjustments; – individual provisions; and – production of journal entries and disclosures. In evaluating the governance process, we observed the executive finance and risk committee meetings where the inputs, assumptions and adjustments to the ECL were discussed and approved, among other procedures. Overall assessment - We performed an overall assessment of the ECL provision levels by stage to determine if they were reasonable by considering the overall credit quality of the Group's portfolios, risk profile, impact of the current uncertain geopolitical and economic outlook and climate change on the Group's customers. We performed peer benchmarking where available to assess overall staging and provision coverage levels. We also performed sensitivity analysis to assess the impact of changing assumptions on the ECL provision. Based on our assessment of the key judgments we used EY specialists to support the audit team in the areas of economics, modelling and collateral and business valuations. Staging - We evaluated the criteria used to allocate a financial asset to stage 1, 2 or 3 in accordance with IFRS 9; this included peer benchmarking to assess staging levels. We recalculated the assets in stage 1, 2 and 3 to assess if they were allocated to the appropriate stage and performed sensitivity analysis to assess the impact of different criteria on the ECL and also considered the impact of performing collective staging downgrades to industries and geographic regions particularly impacted by climate change. To test credit monitoring which drives the probability of default estimates used in the staging calculation, we recalculated the risk ratings for a sample of performing loans and focused our testing on high risk industries, such as commercial real estate and leisure. We also assessed the timing of the annual review performed by management on each wholesale loan exposure in our sample to evaluate whether it appropriately considered risk factors by considering independent publicly available information. Model estimations - We performed a risk assessment on all models involved in the ECL calculation to select a sample of models to test, which included new models implemented in the year. We involved EY modelling specialists to assist us to test this sample of ECL models by testing the assumptions, inputs and formulae used. This included a combination of assessing model design and formulae, alternative modelling techniques, recalculating the PD, LGD and EAD, and model implementation. We also considered the results of the Group's internal model validation results. We performed an assessment of the extent to which model methodologies developed using historic experience were able to respond to the current economic conditions, including Consumer Price Index and Bank of England base rates. Where we identified model limitations, we tested the extent to which these effects have been appropriately captured in Post Model Adjustments. To evaluate data quality, we agreed a sample of ECL calculation data points to source systems, including balance sheet date data used to run the models and historic loss data to monitor models. We also tested the ECL data points from the calculation engine through to the general ledger and disclosures.

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Risk	Our response to the risk
Expected Credit Loss Provisions (continued)	
	Economic scenarios - We involved EY economic specialists to assist us in evaluating the base case and alternative economic scenarios, including evaluating probability weights and considering contrary evidence by comparing these to other scenarios from a variety of external sources. This assessment included the latest developments related to the current uncertain geopolitical and economic outlook at 31 December 2022. We assessed whether forecasted macroeconomic variables, such as GDP, unemployment rate, Consumer Price Index, Bank of England base rates and the House Price Index were complete and appropriate. With the support of our modelling specialists we evaluated the correlation and translation of the macroeconomic factors to the ECL.
	Post Model Adjustments (PMAs) - We evaluated and tested the appropriateness, adequacy and completeness of PMAs held at year end, including those applied in response to the current geopolitical and economic outlook and the impact of certain economic factors. This included challenging the identification of retail customers vulnerable to price and rate increases and the identification of commercial sub-sectors more susceptible to inflation and supply chain issues as well as the method by which those PMAs were measured. We have also challenged those PMAs which continued to be applied as a result of COVID-19 related to recovery periods and the associated debt issued to borrowers that obtained government supported loans during Covid-19. With our modelling specialists, we assessed the risk of bias and the completeness of these adjustments by considering the data, judgments, methodology, sensitivities, and governance of these adjustments as well as considering model shortcomings.
	Individual provisions - We recalculated and challenged the scenarios, assumptions and cash flows for a sample of individual provisions including the alternative scenarios and evaluating probability weights assigned, involving EY valuation specialists where appropriate. The sample was based on a number of factors, including higher risk sectors identified with reference to external sources, such as commercial real estate, agriculture, oil and gas, mining, retail and leisure, and materiality. We considered the impact of the current geopolitical and economic outlook and climate change had on collateral valuations and time to collect as well as whether planned exit strategies remained viable.
	Disclosure - We tested the data flows used to populate the disclosures and assessed the adequacy of disclosures for compliance with the accounting standards and regulatory considerations.

Key observations communicated to the Group Audit Committee

We are satisfied that provisions for the impairment of loans were reasonable and recognised in accordance with IFRS 9. We highlighted the following matters to the Group Audit Committee:

— Overall provision levels were reasonable which also considered available peer information and our understanding of the credit environment;

— Control deficiencies were identified in the processes used to calculate the ECL for which compensating controls were identified to mitigate a risk of material misstatement;

— Our testing of models and model assumptions identified some instances of over and under estimation. We aggregated these differences and were satisfied that the overall estimate recorded was reasonable;

— The post-model adjustments recorded were within a reasonable range to reflect risk in the portfolios;

— We recalculated the staging of retail and wholesale exposures in material portfolios and noted no material differences. We also performed sensitivity analysis on the staging criteria and noted that substantial changes would be needed to the criteria to result in a material difference; and

— For individually assessed impairments, in a few instances we identified judgmental differences in respect of the extent of the impairment identified, however, none of these differences, individually or in aggregate, were considered material.

Relevant references in the Annual Report and Accounts

Report of the Group Audit Committee
Credit Risk section of the Risk and capital management section
Accounting policies
Note 15 to the financial statements

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Independent auditors' report to the members of NatWest Group plc *continued*

Risk	Our response to the risk
Provisions for customer redress, litigation and other regulatory matters.	
At 31 December 2022, the Group has reported £1.1 billion (2021 - £1.3 billion) of provisions for liabilities and charges, including £0.7 billion (2021 - £0.8 billion) for customer redress, litigation and other regulatory matters as detailed in Note 21 of the financial statements. Regulatory scrutiny and the continued litigious environment give rise to a high level of management judgment in determining appropriate provisions and disclosures for specific customer redress, litigation and other regulatory matters. Management judgment is needed to determine whether a present obligation exists and a provision should be recorded at 31 December 2022 in accordance with the accounting criteria set out under IAS 37. The most significant areas of judgment are: — **Judgment and risk of management bias** - Auditing the adequacy of these provisions is complex because judgment is involved in the selection and use of assumptions in the estimation of specific customer redress, litigation and other regulatory matters. There is also a risk of management bias in the determination of whether an outflow in respect of identified material customer redress, litigation and other regulatory matters is probable and can be estimated reliably; and — **Disclosure** - Judgment is required to assess the adequacy of disclosures of provisions and contingent liabilities given the underlying estimation uncertainty in the provisions, and other uncertainties and assumptions.	**Controls testing**: We evaluated the design and operating effectiveness of controls over the identification, estimation, monitoring and disclosure of provisions and other uncertainties and assumptions related to customer redress, litigation and other regulatory matters considering the potential for management override of controls. The controls tested, among others, included those to identify and monitor claims, determine when a provision is required and to ensure the completeness and accuracy of data used to estimate provisions. **Examination of regulatory correspondence**: We examined the relevant regulatory and legal correspondence to assess developments in certain cases. We also considered regulatory developments to identify actual or possible non-compliance with laws and regulations that might have a material effect on the financial statements. For cases which were settled during the period, we compared the actual outflows with the provision that had been recorded, considered whether further risk existed, and evaluated the level of disclosures provided. **Inquiry of legal counsel**: For significant legal matters, we received confirmations from the Group's external legal counsel to evaluate the likelihood of the obligation and management's estimate of the outflow at year-end. We also conducted inquiries with internal legal counsel over the existence of the legal obligations and related provision. We performed a test for unrecorded provisions to assess if there were cases not considered in the provision estimate by assessing against external legal confirmations and discussing with internal counsel. **Testing of assumptions**: Where appropriate, we involved our conduct risk and forensics specialists to assist us in evaluating the provision for specific customer redress, litigation and other regulatory matters. We tested the underlying data and assumptions used in the determination of the provisions recorded, including expected claim rates, legal costs, and the timing of settlement. We evaluated the accuracy of management's historical estimates by comparing the actual settlement to the provision and considered peer bank settlement in similar cases. We assessed the reasonableness of the assumptions used by management by comparing to the results of our independently performed benchmarking and sensitivity analysis. We also developed our own range of reasonable alternative estimates and compared them to management's provision. We tested utilisations of remaining provisions during the year and assessed the sufficiency of the remaining provisions yet to be paid for specific customer redress, litigation and other regulatory matters. **Disclosure**: We evaluated the disclosures provided on customer redress, litigation and other regulatory matters to assess whether they complied with accounting standards.

Key observations communicated to the Group Audit Committee

We are satisfied that provisions for customer redress, litigation and other regulatory matters are reasonable and recognised in accordance with IFRS. We concurred with the recognition, measurement and level of disclosures of provisions and contingent liabilities relating to customer redress, litigation and other regulatory matters. We did not identify any material unrecorded provisions. We highlighted the following matters to the Group Audit Committee:

— The level of provisions by their nature incorporates significant judgments to be made and may change as a result of future developments; and
— Continued vigilance in assessing conduct risks from the impact of cost of living crisis and Consumer Duty Act, which may not manifest until after the current economic conditions take effect or implementation deadline, respectively.

Relevant references in the Annual Report and Accounts

Report of the Group Audit Committee
Accounting policies
Note 21 and 26 to the financial statements

Risk	Our response to the risk
Valuation of financial instruments with higher risk characteristics including related income from trading activities	
As reported in Note 11 to the financial statements, as at 31 December 2022 the Group held financial instruments with higher risk characteristics. This included (but is not limited to) reported level 3 assets of £2.3 billion (2021 - £2.0 billion) and level 3 liabilities of £1.0 billion (2021 - £0.6 billion) whose value is dependent upon unobservable inputs. The valuation of those financial instruments with higher risk characteristics can include both significant judgment and the risk of inappropriate revenue recognition through incorrect pricing as outlined below. The fair value of these instruments can involve complex valuation models and significant fair value adjustments, both of which may be reliant on inputs where there is limited market observability. Management's estimates which required significant judgment include: – Complex models - Complex model-dependent valuations of financial instruments, which include interest rate swaps linked to pre-payment behaviour and interest rate and foreign exchange options with exotic features; – Illiquid inputs - Pricing inputs and calibrations for illiquid instruments, including fair value loan exposures for which there is no active market. Additionally, derivative instruments whose valuation is dependent on discount rates associated with complex collateral arrangements; – Fair value adjustments - The appropriateness and completeness of fair value adjustments made to derivatives valuations including Funding Valuation Adjustments (FVA), Credit Valuation Adjustments (CVA), relating to derivative counterparties whose credit spread may not be observable and material product and deal specific adjustments on long dated derivative portfolios; and – The manipulation of revenue recognition is most likely to arise through the inappropriate valuation of these instruments given the level of judgment involved.	Controls testing: We evaluated the design and operating effectiveness of controls relating to financial instrument valuation and related income statement measurement including independent price verification, valuation models governance, collateral management, income statement analysis, and the associated controls over relevant information technology systems. We also observed the Valuation Committees where valuation inputs, assumptions and adjustments were discussed and approved. We involved our financial instrument valuation and modelling specialists to assist us in performing procedures including the following: – Complex models: Testing complex model-dependent valuations by performing independent revaluation to assess the appropriateness of models and the adequacy of assumptions and inputs used by the Group; – Illiquid inputs: Independently re-pricing instruments that had been valued using illiquid pricing inputs, using alternative pricing sources where available, to evaluate management's valuation; – Fair value adjustments: Comparing fair value adjustment methodologies to current market practice and assessing the appropriateness and adequacy of the valuation adjustment framework in light of emerging market practice and changes in the risk profile of the underlying portfolio; and revaluing a sample of counterparty level FVA and CVA, comparing funding spreads to third party data, independently challenging illiquid CVA inputs, and testing material product and deal specific adjustments on the long-dated derivatives portfolio. Throughout our audit procedures we considered the current uncertain geopolitical and economic outlook, including market volatility and the impact of climate change on the valuation of financial instruments, particularly in relation to long-dated illiquid positions. In addition, we assessed whether there were any indicators of aggregate bias in financial instrument marking and methodology assumptions. We performed back-testing analysis of recent trade activity and asset disposals to evaluate the drivers of significant differences between book value and trade value and to assess the impact on the fair value of similar instruments within the portfolio. We performed an analysis of significant collateral discrepancies with counterparties to assess the potential impact on the fair value of the underlying (and similar) financial instruments.

Key observations communicated to the Group Audit Committee

We are satisfied that the assumptions used by management to reflect the fair value of financial instruments with higher risk characteristics and the recognition of related income is reasonable and in accordance with IFRS. We highlighted the following matters to the Group Audit Committee:

- Complex model-dependent valuations were appropriate based on the output of our independent revaluations, analysis of trade activity, assessment of the output of the independent price verification process, inspection of collateral disagreements and peer benchmarking;
- The fair value estimates of hard-to-price financial instruments appropriately reflected pricing information available at 31 December 2022; and
- Valuation adjustments applied to derivative portfolios for credit, funding and other risks were recorded in accordance with the requirements of IFRS considering trade activity for positions with common risk characteristics, analysis of market data and peer benchmarking.

Relevant references in the Annual Report and Accounts

Report of the Group Audit Committee
Accounting policies
Note 11 to the financial statements

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Independent auditors' report to the members of NatWest Group plc *continued*

Risk	Our response to the risk
Recognition of deferred tax assets, impairment of goodwill and, in the Parent Company's accounts, investments in group undertakings.	
At 31 December 2022, the Group had reported goodwill of £5.5 billion (2021: £5.5 billion) and deferred tax assets of £2.0 billion (2021: £0.8 billion). The parent company has reported investments in group undertakings of £52.8 billion (2021: £48.8 billion).	**Controls testing**: We evaluated the design and operating effectiveness of controls over the preparation and review of the forecasts, and the significant assumptions (such as discount rate and long-term growth rate) inputs, calculations, methodologies and judgments used in the value-in-use model. This included testing controls over the selection of macroeconomic assumptions in addition to controls over the preparation and review of the revenue and cost projections. In evaluating the governance processes we reviewed the Board meeting materials and minutes where forecasts were discussed and approved, and we observed the committee meetings where the value-in-use model and outcomes were discussed and approved.
The recognition and carrying value of goodwill, deferred tax and, in the Parent Company's accounts, investments in group undertakings are based on estimates of future profitability, which require significant management judgment and include the risk of management bias. The recognition of deferred tax also considers the future profit forecasts of the legal entities as well as interpretation of recent changes to tax rates and laws.	**Macroeconomic and model assumptions**: With the support of our internal economic specialists, we tested whether macroeconomic assumptions used in the Group's forecasts were reasonable by comparing these to other scenarios from a variety of external sources. We evaluated how the discount rates and long-term growth rates used by management compared to our ranges which were developed using peer practice, external market data and calculations performed by our valuation specialists. We also assessed changes to valuation methodology and benchmarked this against industry practice with the assistance of our valuation specialists.
The judgments and assumptions used are especially complex and subjective due to their forward-looking nature and inherent uncertainties. These include: — Revenue forecasts which are inherently challenging due to the current uncertain geopolitical and economic outlook including the impacts of climate change which are driven by delivery of the Group's Strategy; — Cost forecasts given the strategic ambitions of the bank and potential headwinds from inflation and supply chain issues; — Macroeconomic and model assumptions used in the forecasting and valuation assessments (discount rates, growth rates, macroeconomic assumptions) including the current uncertain geopolitical and economic outlook and the impact of climate change over an extended period; and — Disclosure adequacy including key assumptions, the sensitivity of changes to these assumptions as well as an explanation of the impairment testing performed.	**Revenue forecasts**: We evaluated the underlying business strategies, comparing to expected market trends and considering anticipated balance sheet growth. We obtained an understanding of the Group's strategy including their consideration of the impact of climate change and considered its expected impact on the forecasts and the extent to which decisions had been factored into the forecasts, where appropriate, in accordance with the relevant accounting standards. We also inspected the findings from the review performed by management including their own sensitivity analysis of the forecasts. **Cost forecasts**: We tested how previous management forecasts, including the impact of cost reduction programmes, compared to actual results to evaluate the accuracy of the forecasting process. We also tested the reasonableness of key performance indicators against peers with the help of our valuation specialists to assess the reasonableness of the Group's cost forecast. **Deferred Tax Model**: With the support of our taxation specialists, we reviewed the deferred tax model including an assessment of the time horizon used for the recoverability of losses and other temporary differences. **Sensitivity analysis**: We evaluated how management considered alternative assumptions and performed our own sensitivity and scenario analyses on certain assumptions such as cost and revenue forecasts, discount rate, long-term growth rate and other key performance indicators on both the detailed forecasts and on an overall basis. **Disclosure**: We evaluated the adequacy of disclosures in the financial statements including the appropriateness of assumptions and sensitivities disclosed. We tested the data and calculations included in the disclosures.

Risk	Our response to the risk
Recognition of deferred tax assets, impairment of goodwill and, in the Parent Company's accounts, investments in group undertakings (continued)	

Key observations communicated to the Group Audit Committee

We are satisfied that management methodologies, judgments and assumptions supporting the carrying value of goodwill, deferred tax assets and, in the Parent Company's accounts, investments in group undertakings, were reasonable and in accordance with IFRS. We are also satisfied with management's conclusion that goodwill is not a critical accounting policy, as disclosed in note 1 of the financial statements, and that there is no plausible scenario in which this would change in the 12 months from the reporting date.

We highlighted the following matters to the Group Audit Committee:
- There is inherent uncertainty in predicting revenue and costs over the five-year forecast period, particularly with respect to the impact of the current macro-economic environment on the ability of the bank to achieve strategic objectives, the impact of regulatory and climate change developments, and the impact of competition and disruption in banking business models over an extended period;
- Control deficiencies were identified in the determination of the value in use for which compensating controls were identified to mitigate the risk of material misstatement;
- We are satisfied with management's conclusion that goodwill remains recoverable in the Retail, Commercial and RBSI CGUs as at 31 December 2022;
- We are satisfied that management has exercised appropriate judgment in assessing the extent to which it is probable that there will be future taxable profits to recover deferred tax assets; and
- Management impaired NatWest Group's investment in NWM, in addition they recognised a reversal in accumulated impairments in NWH due to the significant headroom as a result of the improved economic outlook. The sensitivity analyses we reviewed, and our independent procedures supported these assessments.

Relevant references in the Annual Report and Accounts

Accounting policies
Note 7 and Note 17 to the Group financial statements and Note 9 to the Parent Company financial statements

Risk	Our response to the risk
Pension valuation and net pension asset	
The Group operates a number of defined benefit schemes which in aggregate are significant in the context of the overall balance sheet. At 31 December 2022, the Group reported a net pension asset of £220 million (2021 - £488 million) comprising £318 million of schemes in surplus and £98 million of schemes in deficit (2021 - £602 million and £114 million respectively). The net pension asset is sensitive to changes in the key judgments and estimates, including the effects of current uncertain geopolitical and economic outlook, including market volatility, which include: — Assumptions - Actuarial assumptions and inputs including discount rate, inflation, pension payment and longevity to determine the valuation of retirement benefit liabilities; — Valuations - Pricing inputs and calibrations for illiquid or complex model-dependent valuations of certain investments held by the schemes; and — Funding – the pension schemes have adequate liquidity to cover for any shortfall in derivative asset prices as a result of current economic conditions. — Augmentation cap - Quantification of trustee's rights to unilaterally augment benefits (Augmentation cap) to determine the recognition of surplus.	Controls testing - We evaluated the design and operating effectiveness of controls over the actuarial assumptions setting process, the data inputs used in the actuarial calculation and the measurement of the fair value of the schemes' assets. Assumptions - We involved our actuarial specialists to evaluate the actuarial assumptions by comparing them to independently obtained third party sources and market practice. We assessed the impact on pension liabilities due to changes in financial, demographic and longevity assumptions over the year, and whether these were supported by objective external evidence and rationales, including the effects of current uncertain geopolitical and economic outlook, including market volatility. Valuations - We tested the fair value of scheme assets by independently calculating fair value for a sample of the assets held. Our sample included cash, equity and debt instruments, derivative financial instruments and illiquid assets. We involved our valuation specialists to assess the appropriateness of management's valuation methodology including the judgments made in determining significant assumptions used in the valuation of complex and illiquid pension assets, including the effects of current uncertain geopolitical and economic outlook, including market volatility. We independently re-priced illiquid and complex assets that had been valued using unobservable market inputs, using alternative pricing sources where available, to evaluate management's valuations. Funding – in the performance of our procedures we consider whether the pension schemes have adequate funding to cover for any shortfall in derivative asset prices. Augmentation cap and equalisation adjustments - We involved our actuarial specialists to test the estimation of the augmentation cap including the inputs used in the calculation. We also assessed the methodology and judgments made in calculating these estimates and the associated accounting treatment in accordance with IAS 19 and IFRIC 14. Disclosure - We assessed the adequacy of the disclosures made in the financial statements, including the appropriateness of the assumptions, sensitivities and disclosures over investment strategy and risk management..

Key observations communicated to the Group Audit Committee

We are satisfied that the valuation and disclosure of the net pension balance are reasonable and in accordance with IFRS. We highlighted the following matters to the Group Audit Committee:

— Our benchmarking of key actuarial assumptions including the discount rate, inflation, longevity and pension payments concluded that assumptions were within a reasonable range;

— No material differences were identified through our independent valuation testing for a sample of pension assets; and

— Management's estimate of the impact of the augmentation cap was materially consistent with our independent estimate using our own model.]

Relevant references in the Annual Report and Accounts

Accounting policies
Note 5 to the financial statements

Risk	Our response to the risk
IT access management	
The IT environment is complex and pervasive to the operations of the Group due to the large volume of transactions processed in numerous locations on a daily basis with extensive reliance on automated controls. Appropriate IT controls are required to ensure that applications process data as expected and that changes are made in an appropriate manner. This risk is also impacted by the greater dependency on third parties, increasing use of cloud platforms, decommissioning of legacy systems, and migration to new systems. Such controls contribute to mitigating the risk of potential fraud or errors as a result of changes to applications and data. The Group has implemented user access management controls across IT applications, databases and operating systems. We have identified user access-related deficiencies in the past and whilst the number of deficiencies has reduced year over year, the risk of inappropriate access remains.	We evaluated the design and operating effectiveness of IT general controls over the applications, operating systems and databases that are relevant to financial reporting. **Controls testing** We tested user access by assessing the controls in place for in-scope applications, in particular testing the addition and periodic recertification of users' access. We continue to focus on key controls enforced by the Group's user access management tools, including the completeness of user data, automated identification of movers and leavers and the adequacy of the overall control environment. During the current audit period, the Identity and Access Management tool used in NatWest Markets was decommissioned and replaced with the Group's strategic tool. We tested the governance process around the migration and onboarding of users to the Identity and Access Management tool and noted no deficiencies, with the suite of access management controls supported by the two tools remaining consistent throughout the year. A number of systems are outsourced to third party service providers. For these systems, we tested IT general controls through evaluating the relevant Service Organisation Controls ("SOC") reports (where available). This included assessing the timing of the reporting, the controls tested by the service auditor and whether they address relevant IT risks. We also tested required complementary user entity controls performed by management. Where a SOC report was not available we identified and reviewed compensating business controls to address risks to financial reporting. Several systems have been migrated to a cloud-hosted infrastructure model, however access management processes and controls remained in-house and they formed part of our testing. Where control deficiencies were identified, we tested remediation activities performed by management and compensating controls in place and assessed what additional testing procedures were necessary to mitigate any residual risk. We also performed a further analysis of access management deficiencies identified by EY, Management and Internal Audit to revalidate our overall approach to access management testing.

Key observations communicated to the Group Audit Committee

We are satisfied that IT controls impacting financial reporting are designed and operating effectively. The following matters were reported to the Group Audit Committee:

— We have seen an overall reduction in the number of discrete IT control deficiencies identified compared to prior year.

— Improvements were made to further standardise access management processes and controls across the Group, which was one of the drivers for the reduced number of deficiencies; and

— Particular attention should continue to be paid to controls over user access management including ensuring the completeness and accuracy of the data used to perform access controls. Where issues were noted in relation to access management, these were remediated by year end or mitigated by compensating controls. We performed additional testing in response to deficiencies identified, where required;

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Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be £208 million (2021: £157 million), which is 5% (2021: 5%) of the profit before tax of the Group of £5,132 million (2021: £4,032million) adjusted for non-recurring conduct and litigation costs. We believe removing these non-recurring charges reflects the most useful measure for users of the financial statements and is consistent with the prior year. The 5% basis used for Group materiality is consistent with the wider industry, and is the standard for listed and regulated entities.

We determined materiality for the Parent Company to be £208 million (2021 - £157 million) which is 0.4% (2021 - 0.3%) of equity of the Parent Company. We believe this reflects the most useful measure for users of the financial statements as the Parent Company's primary purpose is to act as a holding company with investments in the Group's subsidiaries, not to generate operating profits and therefore a profit based measure is not relevant.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgment was that performance materiality was 75% (2021: 75%) of our planning materiality, namely £156 million (2021: £118 million). We have based the percentage of performance materiality on a number of considerations, including the number and amount of identified misstatements, the effectiveness of the control environment and other factors affecting the entity and its financial reporting. Audit work at component teams for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was £47 million to £136 million (2021: £35 million to £106 million).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.
We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £10 million (2021 - £8 million), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the Annual Report and Accounts, including the Strategic Report, Financial Review, Corporate Governance, Report of the Group Nominations and Governance Committee, Report of the Group Audit Committee, Report of the Group Board Risk Committee, Report of the Group Sustainable Banking Committee, Report of the Technology and Innovation Committee, Report of the directors, Risk and capital management, Non-IFRS financial measures, Risk factors, Material contracts, and Additional information, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

— the information given in the Strategic report and the Report of the directors for the financial year for which the financial statements are prepared is consistent with the financial statements and those reports have been prepared in accordance with applicable legal requirements;

— the information about internal control and risk management systems in relation to financial reporting processes and about share capital structures, given in compliance with rules 7.2.5 and 7.2.6 in the Disclosure Rules and Transparency Rules sourcebook made by the Financial Conduct Authority (the FCA Rules), is consistent with the financial statements and has been prepared in accordance with applicable legal requirements; and

— information about the Group's corporate governance statement and practices and about its administrative, management and supervisory bodies and their committees complies with rules 7.2.2, 7.2.3 and 7.2.7 of the FCA Rules.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the;

— Strategic report or the Report of the directors; or

— the information about internal control and risk management systems in relation to financial reporting processes and about share capital structures, given in compliance with rules 7.2.5 and 7.2.6 of the FCA Rules.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

— adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

— the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or

— certain disclosures of directors' remuneration specified by law are not made; or

— we have not received all the information and explanations we require for our audit, or

— a Corporate Governance Statement has not been prepared by the Group

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

— Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified;

— Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate;

— Directors' statement on fair, balanced and understandable;

— Director's statement on whether it has a reasonable expectation that the group will be able to continue in operation and meets its liabilities;

— Board's confirmation that it has carried out a robust assessment of the emerging and principal risks;

— The section of the annual report that describes the review of effectiveness of risk management and internal control systems; and;

— The section describing the work of the audit committee.

Responsibilities of directors

As explained more fully in the Statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined below, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the regulations, licence conditions and supervisory requirements of the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA); Companies Act 2006; and the Sarbanes Oxley Act (SOX).
- We understood how the Group is complying with those frameworks by making inquiries of management, internal audit and those responsible for legal and compliance matters. We also reviewed correspondence between the Group and regulatory bodies; reviewed minutes of the Board and Risk Committees; and gained an understanding of the Group's governance framework.
- Conducted a review of correspondence with and reports from the regulators, including the Prudential Regulation Authority ('PRA') and Financial Conduct Authority ('FCA').
- Carried out an assessment of matters reported on the group's whistleblowing programmes where these related to the financial statements.
- We assessed the susceptibility of the Group's financial statements to material misstatement, including how fraud might occur by considering the controls established to address risks identified to prevent or detect fraud. We also identified the risks of fraud in our key audit matters as described above and identified areas that we considered when performing our fraud procedures, such as cybersecurity, segregation of duties testing, user access testing and the appropriateness of sources used when performing confirmation testing on accounts such as cash, loans and securities. Our procedures over our key audit matters and other significant accounting estimates included challenging management on the assumptions and judgements made in determining these estimates.
- We designed our audit procedures to identify non-compliance with laws and regulations. Our procedures involved inquiries of legal counsel, executive management, and internal audit. We also tested controls and performed procedures to respond to the fraud risks as identified in our key audit matters. These procedures were performed by both the primary team and component teams with oversight from the primary team.
- Identified and tested journal entries, including those posted with certain descriptions or unusual characteristics, backdated journals or posted by infrequent and unexpected users.
- The Group operates in the banking industry which is a highly regulated environment. As such, the Senior Statutory Auditor considered the experience and expertise of the engagement team to ensure that the team had the appropriate competence and capabilities, involving specialists where appropriate.

  A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

- Following the recommendation from the Group Audit Committee, we were appointed by the Group at its annual general meeting on 4 May 2016 to audit the financial statements for the year ending 31 December 2016 and subsequent financial periods.
- The period of total uninterrupted engagement including previous renewals and reappointments is 7 years, covering periods from our appointment through 31 December 2022.
- The audit opinion is consistent with the additional report to the Group Audit Committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Micha Missakian (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London, United Kingdom
16 February 2023

Consolidated income statement

for the year ended 31 December 2022

	Note	2022 £m	2021 (1) £m	2020 (1) £m
Interest receivable		12,637	9,234	9,711
Interest payable		(2,795)	(1,699)	(2,322)
Net interest income	1	9,842	7,535	7,389
Fees and commissions receivable		2,915	2,694	2,704
Fees and commissions payable		(623)	(574)	(722)
Trading income		1,133	323	1,125
Other operating income		(111)	451	(93)
Non-interest income	2	3,314	2,894	3,014
Total income		13,156	10,429	10,403
Staff costs		(3,716)	(3,676)	(3,878)
Premises and equipment		(1,112)	(1,133)	(1,222)
Other administrative expenses		(2,026)	(2,026)	(1,845)
Depreciation and amortisation		(833)	(923)	(913)
Operating expenses	3	(7,687)	(7,758)	(7,858)
Profit before impairment losses/releases		5,469	2,671	2,545
Impairment (losses)/releases	15	(337)	1,173	(3,098)
Operating profit/(loss) before tax		5,132	3,844	(553)
Tax charge	7	(1,275)	(996)	(74)
Profit/(loss) from continuing operations		3,857	2,848	(627)
(Loss)/profit from discontinued operations, net of tax (3)	8	(262)	464	193
Profit/(loss) for the year		3,595	3,312	(434)
Attributable to:				
Ordinary shareholders		3,340	2,950	(753)
Preference shareholders		—	19	26
Paid-in equity holders		249	299	355
Non-controlling interests		6	44	(62)
		3,595	3,312	(434)
Earnings per ordinary share - continuing operations	9	36.5p	23.0p	(8.4p)
Earnings per ordinary share - discontinued operations	9	(2.7p)	4.3p	1.7p
Total earnings per share attributable to ordinary shareholders - basic	9	33.8p	27.3p	(6.7p)
Earnings per ordinary share - fully diluted continuing operations	9	36.2p	22.9p	(8.4p)
Earnings per ordinary share - fully diluted discontinued operations	9	(2.6p)	4.3p	1.7p
Total earnings per share attributable to ordinary shareholders - fully diluted	9	33.6p	27.2p	(6.7p)

(1) Comparative results have been re-presented from those previously published to reclassify certain items as discontinued operations as described in Note 8 to the consolidated financial statements.

(2) At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.

(3) The results of discontinued operations, comprising the post-tax profit, is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 8 to the consolidated financial statements.

The accompanying notes on pages 314 to 376, the Accounting policies on pages 306 to 313 and the audited sections of the Financial review and Risk and capital management sections on pages 72 to 83 and 176 to 283 form an integral part of these financial statements.

STRATEGIC REPORT

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GOVERNANCE

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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Consolidated statement of comprehensive income

for the year ended 31 December 2022

	2022 £m	2021 £m	2020 £m
Profit/(loss) for the year	3,595	3,312	(434)
Items that do not qualify for reclassification			
Remeasurement of retirement benefit schemes (1)	(840)	(669)	4
Changes in fair value of credit in financial liabilities designated at FVTPL	50	(29)	(52)
FVOCI financial assets	59	13	(64)
Tax	187	164	42
	(544)	(521)	(70)
Items that do qualify for reclassification			
FVOCI financial assets	(457)	(100)	44
Cash flow hedges (2)	(3,277)	(848)	271
Currency translation	241	(382)	276
Tax	1,067	213	(89)
	(2,426)	(1,117)	502
Other comprehensive (loss)/income after tax	(2,970)	(1,638)	432
Total comprehensive income/(loss) for the year	625	1,674	(2)
Attributable to:			
Ordinary shareholders	370	1,308	(338)
Preference shareholders	—	19	26
Paid-in equity holders	249	299	355
Non-controlling interests	6	48	(45)
	625	1,674	(2)

(1) Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. Other material movements came from asset underperformance relative to movements in the schemes' liabilities over the year. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.

(2) The unrealised losses on cash flow hedge reserves is mainly driven by deferment of losses on GBP net received fixed swaps as interest rates have increased.

The accompanying notes on pages 314 to 376, the Accounting policies on pages 306 to 313 and the audited sections of the Financial review and Risk and capital management sections on pages 72 to 83 and 176 to 283 form an integral part of these financial statements.

Consolidated balance sheet
as at 31 December 2022

	Note	2022 £m	2021 £m
Assets			
Cash and balances at central banks	10	**144,832**	177,757
Trading assets	13	**45,577**	59,158
Derivatives	14	**99,545**	106,139
Settlement balances		**2,572**	2,141
Loans to banks - amortised cost	10	**7,139**	7,682
Loans to customers - amortised cost	10	**366,340**	358,990
Securities subject to repurchase agreements		**2,901**	11,746
Other financial assets excluding securities subject to repurchase agreements		**27,994**	34,399
Other financial assets	16	**30,895**	46,145
Intangible assets	17	**7,116**	6,723
Other assets	18	**9,176**	8,242
Assets of disposal groups	8	**6,861**	9,015
Total assets		**720,053**	781,992
Liabilities			
Bank deposits	10	**20,441**	26,279
Customer deposits	10	**450,318**	479,810
Settlement balances		**2,012**	2,068
Trading liabilities	13	**52,808**	64,598
Derivatives	14	**94,047**	100,835
Other financial liabilities	19	**49,107**	49,326
Subordinated liabilities	20	**6,260**	8,429
Notes in circulation		**3,218**	3,047
Other liabilities	21	**5,346**	5,797
Total liabilities		**683,557**	740,189
Ordinary shareholders' interests		**32,598**	37,412
Other owners' interests		**3,890**	4,384
Owners' equity	22	**36,488**	41,796
Non-controlling interests		**8**	7
Total equity		**36,496**	41,803
Total liabilities and equity		**720,053**	781,992

The accompanying notes on pages 314 to 376, the Accounting policies on pages 306 to 313 and the audited sections of the Financial review and Risk and capital management sections on pages 72 to 83 and 176 to 283 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 16 February 2023 and signed on its behalf by:

Howard Davies	Alison Rose-Slade DBE	Katie Murray	NatWest Group plc
Chairman	Group Chief Executive Officer	Group Chief Financial Officer	Registered No. SC45551

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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Consolidated statement of changes in equity

for the year ended 31 December 2022

	2022 £m	2021 £m	2020 £m
Called-up share capital - at 1 January	11,468	12,129	12,094
Ordinary shares issued	—	37	35
Share cancellation (1,2)	(929)	(698)	—
At 31 December	10,539	11,468	12,129
Paid-in equity - at 1 January	3,890	4,999	4,058
Reclassified (3)	—	(2,046)	(1,277)
Issued	—	937	2,218
At 31 December	3,890	3,890	4,999
Share premium - at 1 January	1,161	1,111	1,094
Ordinary shares issued	—	50	17
At 31 December	1,161	1,161	1,111
Merger reserve - at 1 January and 31 December	10,881	10,881	10,881
FVOCI reserve - at 1 January	269	360	138
Unrealised (losses)/gains (6)	(570)	32	76
Realised losses/(gains) (4)	59	(122)	152
Tax	140	(1)	(6)
At 31 December	(102)	269	360
Cash flow hedging reserve - at 1 January	(395)	229	35
Amount recognised in equity (7)	(2,973)	(687)	321
Amount transferred from equity to earnings	(304)	(161)	(50)
Tax	901	224	(77)
At 31 December	(2,771)	(395)	229
Foreign exchange reserve - at 1 January	1,205	1,608	1,343
Retranslation of net assets	512	(484)	297
Foreign currency (losses)/gains on hedges of net assets	(266)	88	(55)
Tax	32	(17)	6
Recycled to profit or loss on disposal of businesses	(5)	10	17
At 31 December	1,478	1,205	1,608
Capital redemption reserve - at 1 January	722	—	—
Share cancellation (1,2)	929	698	—
Redemption of preference shares	—	24	—
At 31 December	1,651	722	—
Retained earnings - at 1 January	12,966	12,567	13,946
Profit/(loss) attributable to ordinary shareholders and other equity owners			
- continuing operations	3,851	2,804	(565)
- discontinued operations	(262)	464	193
Equity preference dividends paid	—	(19)	(26)
Paid-in equity dividends paid	(249)	(299)	(355)
Ordinary dividends paid	(1,205)	(693)	—
Special dividends paid	(1,746)	—	—
Shares repurchased (1,2)	(2,054)	(1,423)	—
Unclaimed dividends	—	—	2
Redemption of preference shares (8)	(750)	(24)	—
Redemption/reclassification of paid-in equity (3)			
- gross	—	134	(358)
- tax	(36)	16	3
Realised gains/(losses) on FVOCI equity shares			
- gross	113	3	(248)
- tax	(9)	—	—
Remeasurement of retirement benefit schemes			
- gross(5)	(840)	(669)	4
- tax(5)	192	168	22
Changes in fair value of credit in financial liabilities designated at FVTPL			
- gross	50	(29)	(52)
- tax	(2)	3	8

For the notes to this table refer to the following page.

Consolidated statement of changes in equity for the year ended 31 December 2022 *continued*

	2022 £m	2021 £m	2020 £m
Employee share schemes	6	8	(11)
Share-based payments			
- gross	(7)	(55)	5
- tax	1	10	(1)
At 31 December	10,019	12,966	12,567
Own shares held - at 1 January	(371)	(24)	(42)
Shares vested under employee share schemes	113	36	95
Own shares acquired (1)	—	(383)	(77)
At 31 December	(258)	(371)	(24)
Owners' equity at 31 December	36,488	41,796	43,860
Non-controlling interests - at 1 January	7	(36)	9
Currency translation adjustments and other movements	—	4	17
Profit/(loss) attributable to non-controlling interests	6	44	(62)
Dividends paid	(5)	(5)	—
At 31 December	8	7	(36)
Total equity at 31 December	36,496	41,803	43,824
Attributable to:			
Ordinary shareholders	32,598	37,412	38,367
Preference shareholders	—	494	494
Paid-in equity holders	3,890	3,890	4,999
Non-controlling interests	8	7	(36)
	36,496	41,803	43,824

(1) In March 2022, there was an agreement with HM Treasury to buy 549.9 million (March 2021 - 591 million) ordinary shares in NatWest Group plc from UK Government Investments Ltd, at 220.5 pence per share (March 2021 - 190.5 pence per share) for the total consideration of £1.22 billion (March 2021 - £1.13 billion). NatWest Group cancelled all 549.9 million of the purchased ordinary shares (March 2021 - NatWest Group cancelled 391 million of the purchased ordinary shares and held the remaining 200 million in own shares held). The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(2) NatWest Group plc repurchased and cancelled 379.3 million (2021 - 310.8 million) shares for total consideration of £829.3 million (2022 £676.2 million) excluding fees as part of the On Market Share Buyback Programme which has now concluded. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(3) In July 2021, paid-in equity was reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 capital notes.
(4) In 2020, the completion of the Alawwal bank merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI).
(5) Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. Other material movements came from asset underperformance relative to movements in the schemes' liabilities over the year. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the reporting period, are assessed to identify significant market fluctuations and one-off events since the end of the prior financial year.
(6) Certain assets within this category have been hedged with derivatives which are not in an accounting hedge relationship. The effect of this creates a temporary difference between other comprehensive income and the income statement due to the difference in recognition criteria. This temporary difference is expected to reverse through the income statement over the duration of the hedge.
(7) The unrealised losses on cash flow hedge reserves is mainly driven by deferment of losses on GBP net received fixed swaps as interest rates have increased.
(8) Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in retained earnings as a result of FX unlocking.

The accompanying notes on pages 314 to 376, the Accounting policies on pages 306 to 313 and the audited sections of the Financial review and Risk and capital management sections on pages 72 to 83 and 176 to 283 form an integral part of these financial statements.

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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Consolidated cash flow statement

for the year ended 31 December 2022

	Note	2022 £m	2021 £m	2020 £m
Cash flows from operating activities				
Operating profit/(loss) before tax from continuing operations (1)		5,132	3,844	(553)
Operating (loss)/profit before tax from discontinued operations (1)		(262)	467	202
Adjustments for:				
Impairment losses/(releases)		266	(1,335)	3,242
Amortisation of discounts and premiums of other financial assets		6	203	267
Depreciation and amortisation		833	923	914
Change in fair value taken to profit or loss of other financial assets		1,267	1,771	(1,474)
Change in fair value taken to profit or loss on other financial liabilities and subordinated liabilities		(2,400)	(1,083)	962
Elimination of foreign exchange differences		10	2,446	(2,497)
Other non-cash items		(261)	(164)	(2)
Income receivable on other financial assets		(591)	(581)	(518)
Loss/(profit) on sale of other financial assets		172	(118)	(96)
(Profit)/loss on disposal of subsidiaries and associates		—	(48)	16
Share of loss/(profit) of associates		30	(216)	30
Loss/(profit) on sale of other assets and net assets/liabilities		154	23	(16)
Interest payable on MRELs and subordinated liabilities		1,103	964	1,182
Loss on redemption of own debt		161	145	324
Charges and releases on provisions		248	478	296
Defined benefit pension schemes		205	215	215
Net cash flows from trading activities		6,073	7,934	2,494
Decrease in trading assets		14,991	7,751	4,147
Decrease/(increase) in derivative assets		3,621	59,697	(16,173)
(Increase)/decrease in settlement balance assets		(431)	156	2,090
Increase in loans to banks		(202)	(252)	(554)
(Increase)/decrease in loans to customers		(7,628)	2,721	(33,748)
(Increase)/decrease in other financial assets		(328)	(128)	221
(Increase)/decrease in other assets		(255)	(57)	8
Increase in assets of disposal groups		(4,117)	(9,015)	—
(Decrease)/increase in bank deposits		(5,838)	5,673	113
(Decrease)/increase in customer deposits		(29,492)	48,071	62,492
Decrease in settlement balance liabilities		(56)	(350)	(1,652)
Decrease in trading liabilities		(11,790)	(7,658)	(1,693)
(Decrease)/increase in derivative liabilities		(6,788)	(59,870)	13,826
Increase/(decrease) in other financial liabilities		989	938	(1,085)
Increase in notes in circulation		171	392	546
Decrease in other liabilities		(1,294)	(1,463)	(1,723)
Changes in operating assets and liabilities		(48,447)	46,606	26,815
Income taxes paid		(1,223)	(856)	(214)
Net cash flows from operating activities (2,3)		(43,597)	53,684	29,095

For the notes to this table refer to the following page.

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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Consolidated cash flow statement for the year ended 31 December 2022 *continued*

	Note	2022 £m	2021 £m	2020 £m
Cash flows from investing activities				
Sale and maturity of other financial assets		36,975	16,859	25,952
Purchase of other financial assets		(23,510)	(10,150)	(18,825)
Income received on other financial assets		659	581	518
Net movement in business interests and intangible assets	27	5,420	(3,489)	(70)
Sale of property, plant and equipment		154	165	348
Purchase of property, plant and equipment		(639)	(901)	(376)
Net cash flows from investing activities		19,059	3,065	7,547
Cash flows from financing activities				
Movement in MRELs		(1,974)	2,736	636
Movement in subordinated liabilities		(3,419)	(3,452)	(2,381)
Share repurchased		(2,054)	(1,806)	(2)
Dividends paid		(3,205)	(1,016)	(381)
Issue of paid-in equity		—	937	2,218
Net cash flows from financing activities	28	(10,652)	(2,601)	90
Effects of exchange rate changes on cash and cash equivalents		2,933	(2,641)	1,879
Net (decrease)/increase in cash and cash equivalents		(32,257)	51,507	38,611
Cash and cash equivalents at 1 January		190,706	139,199	100,588
Cash and cash equivalents at 31 December	29	158,449	190,706	139,199

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.

(2) Includes interest received of £12,638 million (2021 - £9,696 million, 2020 - £10,007 million) and interest paid of £2,357 million (2021 - £1,668 million, 2020 - £2,414 million).

(3) The total cash outflow for leases is £170 million (2021: £195 million; 2020: £220 million), including payment of principal amount of £145 million (2021: £164 million; 2020: £179 million) which are included in the operating activities.

The accompanying notes on pages 314 to 376, the Accounting policies on pages 306 to 313 and the audited sections of the Financial review and Risk and capital management sections on pages 72 to 83 and 176 to 283 form an integral part of these financial statements.

Accounting policies

This section includes the basis of preparation, critical and significant accounting policies used to prepare the financial statements.

Our accounting policies are the specific principles, bases, conventions, rules, and practices we apply in preparing and presenting the financial statements. Further information is provided where judgment and estimation is applied to critical accounting policies and key sources of estimation uncertainty.

Future accounting developments details new, or amendments to existing, accounting standards, when they are effective from and where we are assessing their impact on future financial statements.

1. Presentation of financial statements

NatWest Group plc is incorporated in the UK and registered in Scotland. The financial statements are presented in the functional currency, pounds sterling.

The audited financial statements include audited sections of the Risk and capital management section. The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved (see the Report of the directors) and in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The critical and significant accounting policies and related judgments are set out below.

The financial statements are presented on a historical cost basis except for certain financial instruments which are stated at fair value.

The effect of the amendments to IFRS effective from 1 January 2022 on our financial statements was immaterial.

Our consolidated financial statements incorporate the results of NatWest Group plc and the entities it controls. Control arises when we have the power to direct the activities of an entity so as to affect the return from the entity. Control is assessed by reference to our ability to enforce our will on the other entity, typically through voting rights. The consolidated financial statements are prepared under consistent accounting policies.

On acquisition of a subsidiary, the identifiable assets, liabilities and contingent liabilities are included in the consolidated financial statements at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by us until the date we cease to control it through a sale or a significant change in circumstances. Changes in our interest in a subsidiary that does not result in us ceasing to control that subsidiary are accounted for as equity transactions.

We apply accounting for associates and joint arrangements (including joint ventures) to entities where we have significant influence, but not control, over the operating and financial policies. We assess significant influence by reference to a presumption of voting rights of more than 20%, but less than 50%, supplemented by a qualitative assessment of substantive rights which include representation at the Board of Directors, significant exchange of managerial personnel or technology amongst others. Joint ventures are arrangements where we have joint control and rights to the net assets of the entity.

Investments in associates and joint ventures are recorded upon initial recognition at cost, increased or decreased each period by the share of the subsequent levels of profit or loss, and other changes in equity are considered in line with their nature.

Transactions and balances between Group companies are eliminated in the consolidated financial statements to show only those transactions and balances external to us.

The judgments and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results.

How Climate risk affects our accounting judgments and estimates
Business planning

Key financial estimates are based on management's latest five-year revenue and cost forecasts. The outputs from this forecast affect forward-looking accounting estimates. Measurement of deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. In 2022, our scenario planning supported the development of NatWest Group's initial iteration climate transition plan, including the assessment of climate-related risks and opportunities.

- The initial iteration of our Climate transition plan includes an assessment of:
    - changes in business operations, products and services to support customer decarbonisation;
    - financial plans linked to business operations and strategy. During 2022, the financial planning process has been enhanced to incorporate climate related opportunities included in the climate transition plan. In 2023, we will link specific actions that are needed to align to our climate ambitions into the financial forecasts.
    - development in UK Government policies, aligned with the Committee on Climate Change Sixth carbon Budget published in 2021. We also assume certain broader policy responses and technological innovation to enable the wider transition of the economy.
- There remains considerable uncertainty regarding this policy response, including the effect of wider geo-political uncertainty on governmental ambitions regarding climate transition and the effect of decarbonisation on wider economic growth, technology development and customer behaviours.

Information used in other accounting estimates

We make use of reasonable and supportable information to make accounting judgments and estimates. This includes information about the observable effects of the physical and transition risks of climate change on the current creditworthiness of borrowers, asset values and market indicators. It also includes the effect on our competitiveness and profitability. Many of the effects arising from climate change will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgments and estimates for the current period. Some physical and transition risks can manifest in the shorter term. The following items represent the most significant effects:

- The classification of financial instruments linked to climate, or other sustainability indicators: consideration is given to whether the effect of climate related terms prevent the instrument cashflows being solely payments of principal and interest.
- The measurement of expected credit loss considers the ability of borrowers to make payments as they fall due. Future cashflows are discounted, so long dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector specific risks, and whether additional adjustments are required, include expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate considerations, such as oil and gas, will directly affect our positions.
- The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

Effect of climate change in the estimation of expected credit loss

Since the implementation of IFRS 9 in January 2018 loan losses reflect expected credit losses taking account of relevant and reliable forward looking information. We are evaluating the effect of the physical and transition consequences of climate change on our experience of loan loss. We use available information regarding the effect of climate transition policy largely driven by carbon prices as an adjustment to macroeconomic factors that are used as inputs to the models that generate PD and LGD outcomes, which are key inputs to the ECL calculation. The determination of whether specific loss drivers and climate events generate specific losses is ongoing and is necessary to determine how sensitive changes in ECL could be to climate inputs. As at 31 December 2022, our quantification of the impact due to physical risk and how other climate risks may impact the ECL is ongoing.

An impact assessment on how climate risk factors may require adjustment in our IFRS 9 model suite has also not been finalised. We judged that this information was not sufficiently complete to make a reliable estimate and given the immaterial change in ECL it indicated, determined it was not appropriate to adjust ECL.

When this information is reliable, possibly during 2023, it could be used in our ECL calculation. A key part of this is determining that any adjustment resulting from the inclusion of new climate-related inputs does not double count or omit credit losses arising from other inputs. We will continue to develop our data, models and methodologies relating to climate evaluation and market practice will continue to evolve and this will affect the estimation of climate effect in ECL on an ongoing basis. We expect that the effect of climate risks on ECL will increase as government policy, organisations and individuals react to changes in climate as well as the probable increased occurrence of climate-related loss events (such as flooding and wildfire).

2. Critical accounting policies

The judgments and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of our financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results. Management's consideration of uncertainty is outlined in the relevant sections of this document, including the ECL estimate in the Risk and capital management section.

Information used for significant estimate

Key financial estimates are based on management's latest five-year revenue and cost forecasts. Changes in judgments and assumptions could result in a material adjustment to those estimates in future reporting periods. Consideration of this source of estimate uncertainty has been set out in the notes below (as applicable).

Policy	Judgment	Estimate	Further information
Deferred tax	Determination of whether sufficient taxable profits will be generated in future years to recover DTA.	Our estimates are based on the five-year revenue and cost forecasts (which include inherent uncertainties).	Note 7
Fair value – financial instruments	Classification of a fair value instrument as level 3, where the valuation is driven by unobservable inputs.	Estimation of the fair value, where it is reasonably possible to have alternative assumptions in determining the FV.	Note 11
Loan impairment provisions	Definition of default against which to apply PD, LGD and EAD models. Criteria for a significant increase in credit risk. Identification of risks not captured by the models.	ECL estimates contain a number of measurement uncertainties (such as the selection of multiple economic scenarios) and disclosures include sensitivities to show impact on other reasonably possible scenarios.	Note 15
Provisions for liabilities and charges	Determination of whether a present obligation exists in respect of customer redress, litigation and other regulatory, property and other provisions. Legal proceedings often require a high degree of judgment and these are likely to change as the matter progresses.	Provisions remain sensitive to the assumptions used in the estimate. We consider a wide range of possible outcomes. It is often not practical to meaningfully quantify ranges of possible outcomes, given the uncertainties involved.	Note 21

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2.1. Deferred tax

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and the carrying amount for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent their recovery is probable.

Deferred tax is not recognised on temporary differences that arise from initial recognition of an asset or a liability in a transaction (other than a business combination) that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is calculated using tax rates expected to apply in the periods when the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, at the balance sheet date.

Deferred tax assets and liabilities are offset where we have a legally enforceable right to offset and where they relate to income taxes levied by the same taxation authority either on an individual NatWest Group company or on NatWest Group companies in the same tax group that intend, in future periods, to settle current tax liabilities and assets on a net basis or on a gross basis simultaneously.

Deferred tax asset recoverability is based on the level of supporting offsetable deferred tax liabilities we have and of our future taxable profits. These future taxable profits are based on our five-year revenue and cost forecasts and the expectation of long term economic growth beyond this period. The five-year forecast takes account of management's current expectations on competitiveness and profitability. The long term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

2.2. Fair value – financial instruments

Financial instruments classified as mandatory fair value through profit or loss; held-for-trading; designated fair value through profit or loss and fair value through other comprehensive income are recognised in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement considers the characteristics of the asset or liability and the assumptions that a market participant would consider when pricing the asset or liability.

We manage some portfolios of financial assets and financial liabilities based on our net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (see 'Valuation Adjustments').

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. The complexity and uncertainty in the financial instrument's fair value is categorised using the fair value hierarchy.

The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

2.3. Loan impairment provisions: expected credit losses (ECL)

At each balance sheet date each financial asset or portfolio of financial assets measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment (other than those classified as held for trading) is assessed for impairment. Any change in impairment is reported in the income statement.

Loss allowances are forward-looking, based on 12-month ECL where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses.

ECL are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. In the absence of a change in credit rating, allowances are recognised when there is a reduction in the net present value of expected cash flows. Following a significant increase in credit risk, ECL are adjusted from 12 months to lifetime. This will lead to a higher impairment charge.

The measurement of expected credit loss considers the ability of borrowers to make payments as they fall due. Future cashflows are discounted, so long-dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector specific risks, and whether additional adjustments are required, include expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate considerations, such as oil and gas, will directly affect our positions.

Judgment is exercised as follows:

- Models – in certain low default portfolios, Basel parameter estimates are also applied for IFRS 9.
- Non-modelled portfolios – use a standardised capital requirement under Basel II. Under IFRS 9, they have bespoke treatments for the identification of significant increase in credit risk. Benchmark PDs, EADs and LGDs are reviewed annually for appropriateness. The ECL calculation is based on expected future cash flows, which is typically applied at a portfolio level.
- Multiple economic scenarios (MES) – the central, or base, scenario is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities.
- Significant increase in credit risk – IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

On restructuring where a financial asset is not derecognised, the revised cash flows are used in re-estimating the credit loss. Where restructuring causes derecognition of the original financial asset, the fair value of the replacement asset is used as the closing cash flow of the original asset.

Where in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where our acquired interest is in equity shares, relevant policies for control, associates and joint ventures apply.

Accounting policies *continued*

Impaired financial assets are written off and therefore derecognised from the balance sheet when we conclude that there is no longer any realistic prospect of recovery of part, or all, of the loan. For financial assets that are individually assessed for impairment, the timing of the write-off is determined on a case-by-case basis. Such financial assets are reviewed regularly and write-off will be prompted by bankruptcy, insolvency, re-negotiation, and similar events.

The typical time frames from initial impairment to write-off for our collectively assessed portfolios are:

— Retail mortgages: write-off usually occurs within five years, or earlier, when an account is closed, but can be longer where the customer engages constructively;
— Credit cards: the irrecoverable amount is typically written off after twelve arrears cycles or at four years post default any remaining amounts outstanding are written off;
— Overdrafts and other unsecured loans: write-off occurs within six years;
— Commercial loans: write-offs are determined in the light of individual circumstances; and Business loans are generally written off within five years.

2.4. Provisions and contingent liabilities

We recognise a provision for a present obligation resulting from a past event when it is more likely than not that we will be required to pay to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when we have a constructive obligation. An obligation exists when we have a detailed formal plan for the restructuring and have raised a valid expectation in those affected either by starting to implement the plan or by announcing its main features.

We recognise any onerous cost of the present obligation under a contract as a provision. An onerous cost is the unavoidable cost of meeting our contractual obligations that exceed the expected economic benefits. When we intend to vacate a leasehold property or right of use asset, the asset would be tested for impairment and a provision may be recognised for the ancillary contractual occupancy costs.

Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable, or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

3. Significant accounting polices
3.1. Revenue recognition

Interest receivable and payable are recognised in the income statement using the effective interest rate method for: all financial instruments measured at amortised cost; debt instruments measured as fair value through other comprehensive income; and the effective part of any related accounting hedging instruments. Finance lease income is recognised at a constant periodic rate of return before tax on the net investment on the lease.

Other interest relating to financial instruments measured at fair value is recognised as part of the movement in fair value and is reported in income from trading activities or other operating income as relevant. Fees in respect of services are recognised as the right to consideration accrues through the performance of each distinct service obligation to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable.

3.2. Discontinued operations, Held for sale and Disposal group

The results of discontinued operations (comprising the post-tax profit or loss of discontinued operations and the post-tax results of either the ongoing measurement at fair value less costs to sell or on disposal of the discontinued operation) are excluded from the results of continuing operations and are presented as a single amount as profit/(loss) from discontinued operations, net of tax in the income statement. Comparatives are represented for the income statement, cash flow statement, statement of changes in equity and related notes.

An asset or disposal group (assets and liabilities) is classified as held for sale if we will recover its carrying amount principally through a sale transaction rather than through continuing use. These are measured at the lower of its carrying amount or fair value less cost to sell unless scoped out of IFRS 5 in which case the existing measurement provisions of IFRS apply. These are presented as single amounts; comparatives are not represented.

3.3. Staff costs

Employee costs, such as salaries, paid absences, and other benefits are recognised over the period in which the employees provide the related services to us. Employees may receive variable compensation in cash, in deferred cash or debt instruments of NatWest Group or in ordinary shares of NatWest Group plc subject to deferral, clawback and forfeiture criteria. We operate a number of share-based compensation schemes under which we grant awards of NatWest Group plc shares and share options to our employees. Such awards are subject to vesting conditions.

Variable compensation that is settled in cash or debt instruments is charged to the income statement on a straight-line basis over the period during which services are provided, taking account of forfeiture and clawback criteria. The value of employee services received in exchange for NatWest Group plc shares and share options is recognised as an expense over the vesting period, subject to deferral, clawback, cancelation and forfeiture criteria with a corresponding increase in equity. The fair value of shares granted is the market price adjusted for the expected effect of dividends as employees are not entitled to dividends until shares are vested.

The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These consider the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors such as the dividend yield.

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Accounting policies *continued*

Defined contribution pension scheme
A scheme where we pay fixed contributions and there is no legal or constructive obligation to pay further contributions or benefits. Contributions are recognised in the income statement as employee service costs accrue.

Defined benefit pension scheme
A scheme that defines the benefit an employee will receive on retirement and is dependent on one or more factors such as age, salary, and years of service. The net of the recognisable scheme assets and obligations is reported on the balance sheet in other assets or other liabilities. The defined benefit obligation is measured on an actuarial basis. The charge to the income statement for pension costs (mainly the service cost and the net interest on the net defined benefit asset or liability) is recognised in operating expenses.

Actuarial gains and losses (i.e. gains and/or losses on re-measuring the net defined benefit asset or liability due to changes in actuarial measurement assumptions) are recognised in other comprehensive income in full in the period in which they arise, and not subject to recycling to the income statement.

The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised on the balance sheet if the criteria of the asset ceiling test are met. This requires the net defined benefit surplus to be limited to the present value of any economic benefits available to us in the form of refunds from the plan or reduced contributions to it.

We will recognise a liability where a minimum funding requirement exists for any of our defined benefit pension schemes. This reflects agreed minimum funding and the availability of a net surplus as determined as described above. When estimating the liability for minimum funding requirements we only include contributions that are substantively or contractually agreed and do not include contingent and discretionary features, including dividend-linked contributions or contributions subject to contingent events requiring future verification.

We will recognise a net defined benefit asset when the net defined benefit surplus can generate a benefit in the form of a refund or reduction in future contributions to the plan. The net benefit pension asset is recognised at the present value of the benefits that will be available to us excluding interest and the effect of the asset ceiling (if any, excluding interest). Changes in the present value of the net benefit pension asset are recognised immediately in other comprehensive income.

In instances where Trustees have the ability to declare augmented benefits to participants, we do not recognise a defined benefit pension asset and write-off the surplus immediately in other comprehensive income.

3.4. Intangible assets and goodwill
Intangible assets are identifiable non-monetary assets without physical substance acquired by us, and are stated at cost less accumulated amortisation and impairment losses. Amortisation is a method to spread the cost of such assets over time in the income statement.

This is charged to the income statement over the assets' estimated useful economic lives using methods that best reflect the pattern of economic benefits.

The estimated useful economic lives are:

Computer software	3 to 12 years
Other acquired intangibles	5 to 10 years

Expenditure on internally generated goodwill and brands is charged to the income statement as incurred.

Direct costs relating to the development of internal-use computer software are reported on the balance sheet after technical feasibility and economic viability have been established.

These direct costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software can operate as intended.

During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed to the income statement as incurred, as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also reported on the balance sheet

Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration paid, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary's net assets over the net fair value of the subsidiary's identifiable assets, liabilities, and contingent liabilities.

Goodwill is measured at initial cost less any subsequent impairment losses. The gain or loss on the disposal of a subsidiary includes the carrying value of any related goodwill when such transactions occur.

3.5. Impairment of non-financial assets
At each balance sheet date, we assess whether there is any indication that its intangible assets or property, plant and equipment are impaired. If any such indication exists, we estimate the recoverable amount of the asset and compares it to its balance sheet value to calculate if an impairment loss should be charged to the income statement. The balance sheet value of the asset is reduced by the amount of the impairment loss. A reversal of an impairment loss on intangible assets or property, plant and equipment is recognised in the income statement provided the increased carrying value is not greater than it would have been had no impairment loss been recognised.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment losses on goodwill are not reversed.

The recoverable amount of an asset that does not generate cash flows that are independent from those of other assets or groups of assets, is determined as part of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to our cash-generating units or groups of cash-generating units expected to benefit from the combination.

The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell or its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been considered in estimating future cash flows.

Accounting policies *continued*

The assessment of asset impairment is based upon value in use. This represents the value of future cashflows and uses our five-year revenue and cost forecasts and the expectation of long term economic growth beyond this period. The five-year forecast takes account of management's current expectations on competitiveness and profitability. The long term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

3.6. Foreign currencies

Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences are recognised in the income statement except for differences arising on non-monetary financial assets classified as fair value through other comprehensive income.

Income and expenses of foreign subsidiaries and branches are translated into sterling at average exchange rates unless these do not approximate the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to the income statement on disposal of a foreign operation.

3.7. Tax

Tax encompassing current tax and deferred tax is recognised in the income statement except when taxable items are recognised in other comprehensive income or equity. Tax consequences arising from servicing financial instruments classified as equity are recognised in the income statement.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year arising in the income statement, other comprehensive income or equity. Provision is made for current tax at rates enacted, or substantively enacted, at the balance sheet date.

Accounting for taxes is judgmental and carries a degree of uncertainty because tax law is subject to interpretation, which might be questioned by the relevant tax authority. We recognise the most likely current and deferred tax liability or asset, assessed for uncertainty using consistent judgments and estimates. Current and deferred tax assets are only recognised where their recovery is deemed probable, and current and deferred tax liabilities are recognised at the amount that represents the best estimate of the probable outcome having regard to their acceptance by the tax authorities.

3.8. Financial instruments

Financial instruments are measured at fair value on initial recognition on the balance sheet.

Monetary financial assets are classified into one of the following subsequent measurement categories (subject to business model assessment and review of contractual cash flow for the purposes of sole payments of principal and interest where applicable):

— amortised cost measured at cost using the effective interest rate method, less any impairment allowance;
— fair value through other comprehensive income (FVOCI) measured at fair value, using the effective interest rate method and changes in fair value through other comprehensive income;
— mandatory fair value through profit or loss (MFVTPL) measured at fair value and changes in fair value reported in the income statement; or
— designated at fair value through profit or loss (DFV) measured at fair value and changes in fair value reported in the income statement.

Classification by business model reflects how we manage our financial assets to generate cash flows. A business model assessment helps to ascertain the measurement approach depending on whether cash flows result from holding financial assets to collect the contractual cash flows, from selling those financial assets, or both.

Business model assessment of assets is made at portfolio level, being the level at which they are managed to achieve a predefined business objective. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives for the portfolio, its risk management, manager's remuneration and the ability to monitor sales of assets from a portfolio. When a significant change to our business is communicated to external parties, we reassess our business model for managing those financial assets. We reclassify financial assets if we have a significant change to the business model. A reclassification is applied prospectively from the reclassification date.

The contractual terms of a financial asset; any leverage features; prepayment and extension terms; and discounts or penalties to interest rates that are part of meeting environmental, social and governance targets as well as other contingent and leverage features, non-recourse arrangements and features that could modify the timing and/or amount of the contractual cash flows that might reset the effective rate of interest; are considered in determining whether cash flows are solely payments of principal and interest.

Certain financial assets may be designated at fair value through profit or loss (DFV) upon initial recognition if such designation eliminates, or significantly reduces, accounting mismatch.

Equity shares are measured at fair value through profit or loss unless specifically elected as at fair value through other comprehensive income (FVOCI).

Upon disposal, the cumulative gains or losses in fair value through other comprehensive income reserve are recycled to the income statement for monetary assets and for non-monetary assets (equity shares) the cumulative gains or losses are transferred directly to retained earnings.

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Accounting policies *continued*

Regular way purchases and sales of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Financial liabilities are classified into one of following measurement categories:

- amortised cost measured at cost using the effective interest rate method;
- held for trading measured at fair value and changes in fair value reported in income statement; or
- designated at fair value through profit or loss measured at fair value and changes in fair value reported in the income statement except changes in fair value attributable to the credit risk component recognised in other comprehensive income when no accounting mismatch occurs.

3.9. Derecognition

A financial asset is derecognised (removed from the balance sheet) when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. Conversely, an asset is not derecognised in a contract under which we retain substantially all the risks and rewards of ownership.

A financial liability is removed from the balance sheet when the obligation is paid, or is cancelled, or expires. Cancellation includes the issuance of a substitute instrument on substantially different terms.

3.10. Netting

Financial assets and financial liabilities are offset, and the net amount presented on the balance sheet when, and only when, we currently have a legally enforceable right to set off the recognised amounts and we intend either to settle on a net basis or to realise the asset and settle the liability simultaneously. We are party to a number of arrangements, including master netting agreements, that give us the right to offset financial assets and financial liabilities, but where we do not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented separately on the balance sheet.

3.11. Capital instruments

We classify a financial instrument that we issue as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if we evidence a residual interest in our assets after the deduction of liabilities. Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of NatWest Group plc purchased by us (known as treasury shares or own shares held) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act 2006.

On the sale or re-issue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

3.12. Derivatives and hedging

Derivatives are reported on the balance sheet at fair value. We use derivatives as part of our trading activities, to manage our own risk such as interest rate, foreign exchange, or credit risk or in certain customer transactions. Not all derivatives used to manage risk are in hedge accounting relationships (an IFRS method to reduce accounting mismatch from changes in the fair value of the derivatives reported in the income statement).

Gains and losses arising from changes in the fair value of derivatives that are not in hedge relationships are recognised in the income statement in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

Hedge accounting

We enter into three types of hedge accounting relationships (see later). Hedge accounting relationships are designated and documented at inception in line with the requirements of IAS 39 Financial instruments – Recognition and Measurement.

The documentation identifies the hedged item, the hedging instrument and details of the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. When designating a hedging relationship, we consider: the economic relationship between the hedged item (including the risk being hedged) and the hedging instrument; the nature of the risk; the risk management objective and strategy for undertaking the hedge; and the appropriateness of the method that will be used to assess hedge effectiveness. Designated hedging relationships must be expected to be highly effective both on a prospective and retrospective basis. Effectiveness is assessed by reference to the degree of offsetting between the changes in fair value or cash flows attributable to the hedged risk and the changes in fair value of the designated hedging derivatives.

Fair value hedge - the gain or loss on the hedging instrument and the hedged item attributable to the hedged risk is recognised in the income statement. Where the hedged item is measured at amortised cost, the balance sheet amount of the hedged item is also adjusted.

Cash flow hedge - the effective portion of the designated hedge relationship is recognised in other comprehensive income and the ineffective portion in the income statement. When the hedged item (forecasted cash flows) results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to the income statement in the same periods in which the hedged forecasted cash flows affect the income statement.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the effective portion of the designated hedge relationship is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be designated as a hedging instrument in a net investment hedge.

Discontinuation of hedge accounting

Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting i.e. the hedge is not highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the documented risk management strategy; the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked.

Accounting policies *continued*

For fair value hedging any cumulative adjustment is amortised to the income statement over the life of the hedged item. Where the hedge item is no longer on the balance sheet the adjustment to the hedged item is reported in the income statement. For cash flow hedging the cumulative unrealised gain or loss is reclassified from equity to the income statement when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect the income statement. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to the income statement immediately.

For net investment hedging on disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to the income statement.

4. Future accounting developments
International Financial Reporting Standards

Effective 1 January 2023
− IFRS 17 Insurance Contracts (Amendments to IFRS 17 Insurance Contracts);
− Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12);
− Definition of Accounting Estimates (Amendments to IAS 8); and
− Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).

Effective 1 January 2024
− Classification of Liabilities as Current or Non-current (Amendments to IAS 1);
− Non-current Liabilities with Covenants (Amendments to IAS 1)
− Lease Liability in a sale and Leaseback (Amendments to IFRS 16).

We are assessing the effect of adopting these standards and amendments on our financial statements but do not expect the effect to be material.

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Notes to the consolidated financial statements

1 Net interest income

Net interest income is the difference between the interest NatWest Group earns from its interest-bearing assets, such as loans, balances with central banks and other financial assets, and the interest paid on its interest-bearing liabilities, such as deposits and subordinated liabilities.

Interest receivable on financial instruments classified as amortised cost, debt instruments classified as FVOCI and the interest element of the effective portion of any designated hedging relationships are measured using the effective interest rate, which allocates the interest receivable or interest payable over the expected life of the financial instrument at the rate that exactly discounts all estimated future cash flows to equal the financial instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the financial instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative interest on financial assets is presented in interest payable and negative interest on financial liabilities is presented in interest receivable.

Included in interest receivable is finance lease income of £314 million (2021 - £298 million; 2020 - £289 million) which is recognised at a constant periodic rate of return before tax on the net investment.

For accounting policy information see Accounting policies note 3.1.

Continuing operations	2022 £m	2021 (1) £m	2020 (1) £m
Balances at central banks and loans to banks - amortised cost	1,987	445	336
Loans to customers - amortised cost	10,085	8,536	8,892
Other financial assets	565	253	483
Interest receivable	12,637	9,234	9,711
Balances with banks	379	204	144
Customer deposits	785	556	911
Other financial liabilities	1,196	670	846
Subordinated liabilities	370	267	402
Internal funding of trading businesses	65	2	19
Interest payable	2,795	1,699	2,322
Net interest income	9,842	7,535	7,389

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.

2 Non-interest income

There are three main categories of non-interest income: net fees and commissions, trading income , and other operating income.

Net fees and commissions is the difference between fees received from customers for services provided by NatWest Group, such as credit card annual fees, mortgage arrangement fees, underwriting fees, payment services, brokerage fees, trade finance, investment management fees, trustee and fiduciary services, and fees incurred in the provision of those services, such as credit card interchange fees, customer incentives, loan administration, foreign currency transaction charges, brokerage fees, and mortgage valuation reports.

Trading income is earned from short-term financial assets and financial liabilities to either make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

Other operating income includes revenue from other operating activities which are not related to the principal activities of the company, such as share of profit or loss from associate, operating lease income, the profit or loss on the sale of a subsidiary or property, plant and equipment, profit or loss on own debt, and changes in the fair value of financial assets and liabilities designated at fair value through profit or loss.

For accounting policy information see Accounting policies note 3.1 and 3.6.

Continuing operations	2022 £m	2021 (1) £m	2020 (1) £m
Net fees and commissions (2)	2,292	2,120	1,982
Trading income			
Foreign exchange	305	364	569
Interest rate (3)	752	(130)	541
Credit	17	83	3
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	42	6	(24)
Equities, commodities and other	17	—	36
	1,133	323	1,125
Other operating income			
Loss on redemption of own debt	(161)	(145)	(324)
Rental income on operating lease assets and investment property	230	225	232
Changes in fair value of financial assets and liabilities designated at fair value through profit or loss (4)	17	(8)	(54)
Changes in fair value of other financial assets at fair value through profit or loss (5,6)	(45)	5	2
Hedge ineffectiveness	(20)	25	24
Loss on disposal of amortised cost assets and liabilities	(15)	(15)	(18)
(Loss)/profit on disposal of fair value through other comprehensive income assets	(168)	117	96
(Loss)/profit on sale of property, plant and equipment (7)	(5)	(30)	13
Share of (losses)/profits of associated entities	(30)	216	(30)
Profit/(loss) on disposal of subsidiaries and associates	—	48	(16)
Other income (8,9)	86	13	(18)
	(111)	451	(93)
	3,314	2,894	3,014

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.
(2) Refer to Note 4 for further analysis.
(3) Includes fair value changes on derivatives which have not been designated in a hedge accounting relationship and gains and losses from the management of the NatWest Group's funding requirements involving the use of derivatives including FX. These are aimed at managing the interest rate and foreign exchange risk that NatWest Group is exposed to.
(4) Includes related derivatives.
(5) 2022 includes a £19 million gain from reclassification of mortgages from amortised cost to fair value through profit or loss. Refer to Note 10 for further details.
(6) Includes instruments that have failed solely payments of principal and interest testing under IFRS 9.
(7) 2021 includes £44 million loss on the purchase of freeholds for properties where the Group was the primary leaseholder.
(8) 2022 includes £92 million profit from insurance liabilities.
(9) 2020 includes £58 million loss on acquisition of a £3.0 billion prime UK mortgages portfolio from Metro Bank plc.

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3 Operating expenses

Operating expenses are expenses NatWest Group incurs in the running of the business such as all staff costs (for example salaries, bonus awards, pension costs and social security costs), premises and equipment costs (that arise from the occupation of premises and the use of equipment), depreciation and amortisation and other administrative expenses.

For accounting policy information see Accounting policies note 3.3, 3.4 and 3.5.

Continuing operations	2022 £m	2021 £m	2020 £m
Salaries	2,250	2,295	2,494
Bonus awards	334	267	232
Temporary and contract costs	234	240	258
Social security costs	328	300	316
Pension costs	363	354	340
- defined benefit schemes (see Note 5)	205	215	215
- defined contribution schemes	158	139	125
Other	207	220	238
Staff costs	3,716	3,676	3,878
Premises and equipment	1,112	1,133	1,222
UK bank levy	101	99	167
Depreciation and amortisation (1,2)	833	923	913
Other administrative expenses (3)	1,925	1,927	1,678
Administrative expenses	3,971	4,082	3,980
	7,687	7,758	7,858

(1) Include depreciation on right of use assets of £119 million (2021 - £167 million; 2020 - £209 million).
(2) 2021 includes impairment of goodwill of £85 million.
(3) Includes litigation and conduct costs, net of amounts recovered. Refer to Note 21 for further details.

The average number of persons employed, rounded to the nearest hundred, during the year, excluding temporary staff, was 60,000 (2021- 59,200; 2020 – 61,400). The average number of temporary employees during 2022 was 2,500 (2021 – 2,500; 2020 – 3,200).

The number of persons employed at 31 December, excluding temporary staff, by reportable segment, was as follows:

Continuing operations	2022	2021	2020
Retail Banking	14,800	15,800	17,200
Private Banking	2,100	1,900	1,900
Commercial & Institutional	12,200	11,400	13,300
Central items & other (1)	31,900	28,700	26,800
Total	61,000	57,800	59,200
UK	41,200	40,600	42,500
USA	300	300	300
India	15,700	13,500	13,200
Poland	1,500	1,400	1,200
Republic of Ireland	1,400	1,200	1,400
Rest of the World	900	800	600
Total	61,000	57,800	59,200

(1) Central items & other includes Ulster Bank RoI. Total number of persons employed in Ulster Bank RoI of 2,200 (2021 – 2,400; 2020 – 2,600) includes 400 people employed in discontinued operations at 31 December 2022 (2021 – 700; 2020 – 700).

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Notes to the consolidated financial statements *continued*

3 Operating expenses continued
Share-based payments

As described in the Remuneration report, NatWest Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award	Vesting conditions [1]	Settlement
Sharesave	UK, Channel Islands, Gibraltar, Isle of Man, Poland and India.	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2023 to 2027
Deferred performance awards	All	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances	2023 to 2030
Long-term incentives [2] [3]	Senior employees	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances and/or satisfaction of the pre-vest assessment and underpins	2023 to 2029

(1) All awards have vesting conditions which may not be met.
(2) Long-term incentives include buy-out awards offered to compensate certain new hires for the loss of forfeited awards from their previous employment. All awards are granted under the Employee Share Plan.
(3) The existing Long-term incentive scheme has been closed to new awards and members as at 31 December 2022. The scheme will be replaced by a new Restricted share plan scheme with similar granting and vesting conditions. No awards have been granted at the end of the reporting period.

The fair value of Sharesave options granted in 2022 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historical volatility over a period of up to five years; expected option lives that equal the vesting period; estimated dividend yield on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The exercise price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date. When estimating the fair value of the award, the number of shares granted, and the prevailing market price as defined on page 149 are used. The fair value of the award is recognised as services are provided over the vesting period.

Sharesave	2022		2021		2020	
	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)
At 1 January	1.61	95	1.64	96	2.01	84
Granted	1.86	25	1.80	24	1.12	35
Exercised	1.88	(15)	1.76	(10)	1.83	—
Cancelled	1.60	(6)	2.02	(15)	2.20	(23)
At 31 December	1.63	99	1.61	95	1.64	96

Options are exercisable within six months of vesting; 5.1 million options were exercisable at 31 December 2022 (2021 – 6.0 million; 2020 – 6.3 million). The weighted average share price at the date of exercise of options was £2.59 (2021 - £2.19; 2020 - £1.57). At 31 December 2022, exercise prices ranged from £1.12 to £2.27 (2021 - £1.12 to £2.27; 2020 - £1.12 to £2.27) and the remaining average contractual life was 2 years (2021 – 2.1 years; 2020 – 2.3 years). The fair value of options granted in 2022 was £22.1 million (2021 - £17 million; 2020 - £8 million).

Deferred performance awards	2022		2021		2020	
	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	132	65	169	77	196	76
Granted	46	20	61	32	109	67
Forfeited	(4)	(2)	(10)	(5)	(5)	(2)
Vested	(81)	(37)	(88)	(39)	(131)	(64)
At 31 December	93	46	132	65	169	77

The awards granted in 2022 vest in equal tranches on their anniversaries, predominantly over three years.

Long-term incentives	2022		2021		2020	
	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	44	21	50	24	63	25
Granted	16	7	6	3	14	10
Vested/exercised	(10)	(4)	(12)	(6)	(17)	(7)
Lapsed	(1)	(1)	—	—	(10)	(4)
At 31 December	49	23	44	21	50	24

The market value of awards vested/exercised in 2022 was £11.7 million (2021- £13 million; 2020 - £13 million).

3 Operating expenses continued

Bonus awards

The following tables analyse NatWest Group's bonus awards for 2022.

	2022 £m	2021 £m	Change %
Non-deferred cash awards (1)	40	38	5%
Deferred cash awards	270	214	26%
Deferred share awards	60	49	22%
Total deferred bonus awards	330	263	25%
Total bonus awards (2)	370	301	23%
Bonus awards as a % of operating profit before tax (3)	7%	7%	
Proportion of bonus awards that are deferred	89%	87%	
of which			
- deferred cash awards	82%	81%	
- deferred share awards	18%	19%	

Reconciliation of bonus awards to income statement charge	2022 £m	2021 £m	2020 £m
Bonus awarded	370	301	206
Less: deferral of charge for amounts awarded for current year	(127)	(99)	(77)
Income statement charge for amounts awarded in current year	243	202	129
Add: current year charge for amounts deferred from prior years	94	80	114
Less: forfeiture of amounts deferred from prior years	(3)	(15)	(11)
Income statement charge for amounts deferred from prior years	91	65	103
Income statement charge for bonus awards (2)	334	267	232

(1) Non-deferred cash awards are limited to £2,000 for all employees.
(2) Excludes other performance related compensation.
(3) Operating profit before tax and bonus expense.

	Actual			Expected	
Year in which income statement charge is expected to be taken for deferred bonus awards	2020 £m	2021 £m	2022 £m	2023 £m	2024 and beyond £m
Bonus awards deferred from 2020 and earlier	114	80	19	8	4
Bonus awards deferred from 2021	—	—	75	8	8
Less: forfeiture of amounts deferred from prior years	(11)	(15)	(3)	—	—
Bonus awards for 2022 deferred	—	—	—	105	22
	103	65	91	121	34

4 Segmental analysis

NatWest Group analyses its performance between the different operating segments of the Group as required by IFRS 8, Operating segments. The presentation is consistent with internal financial reporting and how senior management assesses the performance of each operating segment.

Changes in reportable segments:

Two changes to reportable segments have been made:

On 27 January 2022, NatWest Group announced that a new business segment, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single business segment, with common management and objectives, to best support our customers across the full non-personal customer lifecycle.

Following good progress with respect to the phased withdrawal from the Republic of Ireland, announced in February 2021,Ulster Bank RoI continuing operations are now included in Central items & other.

Comparatives have been re-presented. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

Reportable operating segments:

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional, and Central items & other.

Retail Banking serves personal customers in the UK and includes Ulster Bank customers in Northern Ireland.

Private Banking serves UK connected high-net-worth individuals and their business interests.

Commercial & Institutional brings together our Commercial Banking, NatWest Markets and RBS International businesses, to support our customers across the full non-personal customer lifecycle, both domestically and internationally. Our Markets offering helps our customers manage financial risks across different geographies, while our International offering provides full-service banking operations in the Channel Islands, Isle of Man, Gibraltar and Luxembourg.

Central items & other includes corporate functions, such as NatWest Group Treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages NatWest Group capital resources and NatWest Group-wide regulatory projects and provides services to the reportable segments. Balances in relation to litigation issues and the international private banking business are included in Central items in the relevant periods. Ulster Bank RoI is no longer an operating segment and its continuing operations now form part of Central items & other.

Allocation of central balance sheet items

NatWest Group allocates all central costs relating to Services and Functions to the business using appropriate drivers; these are reported as indirect costs in the segmental income statements. Assets and risk-weighted assets held centrally, mainly relating to NatWest Group Treasury, are allocated to the business using appropriate drivers.

2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Net interest income	5,224	777	4,171	(330)	9,842
Net fees and commissions	422	250	1,580	40	2,292
Other non-interest income	—	29	662	331	1,022
Total income	5,646	1,056	6,413	41	13,156
Depreciation and amortisation	—	—	(161)	(672)	(833)
Other operating expenses	(2,593)	(622)	(3,583)	(56)	(6,854)
Impairment (losses)/releases	(229)	2	(122)	12	(337)
Operating profit/(loss)	2,824	436	2,547	(675)	5,132

2021 [1]					
Continuing operations					
Net interest income	4,074	480	2,974	7	7,535
Net fees and commissions	377	258	1,440	45	2,120
Other non-interest income	(6)	78	424	278	774
Total income	4,445	816	4,838	330	10,429
Depreciation and amortisation	(85)	—	(173)	(665)	(923)
Other operating expenses	(2,428)	(520)	(3,584)	(303)	(6,835)
Impairment releases/(losses)	36	54	1,160	(77)	1,173
Operating profit/(loss)	1,968	350	2,241	(715)	3,844

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4 Segmental analysis continued

2020 (1)	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Net interest income	3,868	489	3,054	(22)	7,389
Net fees and commissions	379	257	1,303	43	1,982
Other non-interest income	(66)	17	1,221	(140)	1,032
Total income	4,181	763	5,578	(119)	10,403
Depreciation and amortisation	—	(8)	(182)	(723)	(913)
Operating expenses	(2,540)	(447)	(3,849)	(109)	(6,945)
Impairment losses	(792)	(100)	(2,074)	(132)	(3,098)
Operating profit/(loss)	849	208	(527)	(1,083)	(553)

Total revenue (2)

Year ended 31 December 2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
External	**5,773**	**874**	**6,747**	**3,180**	**16,574**
Inter-segmental	**—**	**389**	**116**	**(505)**	**—**
Total	**5,773**	**1,263**	**6,863**	**2,675**	**16,574**

Year ended 31 December 2021 (1)					
Continuing operations					
External	5,419	792	5,168	1,323	12,702
Inter-segmental	14	127	123	(264)	—
Total	5,433	919	5,291	1,059	12,702

Year ended 31 December 2020 (1)					
Continuing operations					
External	5,386	702	6,223	1,136	13,447
Inter-segmental	39	163	80	(282)	—
Total	5,425	865	6,303	854	13,447

Total income

Year ended 31 December 2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
External	**5,646**	**780**	**6,777**	**(47)**	**13,156**
Inter-segmental	**—**	**276**	**(364)**	**88**	**—**
Total	**5,646**	**1,056**	**6,413**	**41**	**13,156**

Year ended 31 December 2021 (1)					
Continuing operations					
External	4,433	801	5,041	154	10,429
Inter-segmental	12	15	(203)	176	—
Total	4,445	816	4,838	330	10,429

Year ended 31 December 2020 (1)					
Continuing operations					
External	4,157	700	5,960	(414)	10,403
Inter-segmental	24	63	(382)	295	—
Total	4,181	763	5,578	(119)	10,403

4 Segmental analysis continued

Analysis of net fees and commissions 2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Fees and commissions receivable					
- Payment services	314	25	642	43	1,024
- Credit and debit card fees	401	15	227	18	661
- Lending and financing	17	8	673	3	701
- Brokerage	43	6	44	—	93
- Investment management, trustee and fiduciary services (3)	4	219	46	—	269
- Underwriting fees	—	—	120	—	120
- Other	—	3	88	(44)	47
Total	779	276	1,840	20	2,915
Fees and commissions payable	(357)	(26)	(260)	20	(623)
Net fees and commissions	422	250	1,580	40	2,292

2021 (1)					
Continuing operations					
Fees and commissions receivable					
- Payment services	306	35	577	49	967
- Credit and debit card fees	344	10	149	19	522
- Lending and financing	13	10	643	4	670
- Brokerage	48	6	42	—	96
- Investment management, trustee and fiduciary services (3)	3	230	45	2	280
- Underwriting fees	—	—	127	—	127
- Other	—	35	109	(112)	32
Total	714	326	1,692	(38)	2,694
Fees and commissions payable	(337)	(68)	(252)	83	(574)
Net fees and commissions	377	258	1,440	45	2,120

2020 (1)					
Fees and commissions receivable					
- Payment services	264	28	543	41	876
- Credit and debit card fees	299	9	131	21	460
- Lending and financing	42	7	625	2	676
- Brokerage	54	6	94	1	155
- Investment management, trustee and fiduciary services	3	225	41	2	271
- Underwriting fees	—	—	183	—	183
- Other	1	26	89	(33)	83
Total	663	301	1,706	34	2,704
Fees and commissions payable	(284)	(44)	(403)	9	(722)
Net fees and commissions	379	257	1,303	43	1,982

	2022		2021		2020	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Retail Banking	226,375	192,282	209,973	192,715	197,618	178,617
Private Banking	29,867	41,491	29,854	39,388	26,206	32,457
Commercial & Institutional	404,817	383,768	425,718	411,757	491,544	460,338
Central items & other	58,994	66,016	116,447	96,329	84,123	84,255
Total	720,053	683,557	781,992	740,189	799,491	755,667

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4 Segmental analysis continued

Segmental analysis of goodwill

The total carrying value of goodwill at 31 December 2022 and 2021 was £5,522 million comprising Retail Banking £2,607 million; Commercial & Institutional £2,906 million; and Private Banking £9 million. See note 17 for further details.

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

2022	UK £m	USA £m	Europe £m	RoW £m	Total £m
Continuing operations					
Total revenue	15,795	117	558	104	16,574
Interest receivable	12,242	37	344	14	12,637
Interest payable	(2,567)	(2)	(221)	(5)	(2,795)
Net fees and commissions	1,983	44	207	58	2,292
Trading income	1,208	1	(104)	28	1,133
Other operating income	(140)	14	12	3	(111)
Total income (4)	12,726	94	238	98	13,156
Operating profit/(loss) before tax	5,716	(46)	(620)	82	5,132
Total assets	589,758	25,979	101,164	3,152	720,053
Total liabilities	579,476	27,039	75,092	1,950	683,557
Contingent liabilities and commitments	117,915	—	8,649	17	126,581

2021 (1)	UK £m	USA £m	Europe £m	RoW £m	Total £m
Continuing operations					
Total revenue	12,100	87	482	33	12,702
Interest receivable	8,949	20	257	8	9,234
Interest payable	(1,483)	(2)	(211)	(3)	(1,699)
Net fees and commissions	1,820	27	231	42	2,120
Trading income	247	53	(1)	24	323
Other operating income	387	2	62	—	451
Total income (4)	9,920	100	338	71	10,429
Operating profit/(loss) before tax	4,143	48	(387)	40	3,844
Total assets	693,221	21,776	64,415	2,580	781,992
Total liabilities	676,684	23,286	38,835	1,384	740,189
Contingent liabilities and commitments	117,225	1	8,114	27	125,367

2020 (1)	UK £m	USA £m	Europe £m	RoW £m	Total £m
Continuing operations					
Total revenue	12,511	211	551	174	13,447
Interest receivable	9,479	—	210	22	9,711
Interest payable	(2,163)	—	(158)	(1)	(2,322)
Net fees and commissions	1,637	33	215	97	1,982
Trading income	911	170	33	11	1,125
Other operating income	(117)	(22)	42	4	(93)
Total income (4)	9,747	181	342	133	10,403
Operating (loss)/profit before tax	(193)	(85)	(363)	88	(553)
Total assets	704,725	25,439	66,884	2,443	799,491
Total liabilities	686,500	26,932	41,018	1,217	755,667
Contingent liabilities and commitments	118,654	—	10,068	10	128,732

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8.
(2) Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.
(3) Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2021.
(4) Total income excludes internal service fee income which has been calculated on a cost plus mark-up basis.

5 Pensions

NatWest Group operates two types of pension scheme: defined benefit and defined contribution. The defined contribution schemes invest contributions in a choice of funds and the accumulated contributions and investment returns are used by the employee to provide benefits on retirement, there is no legal or constructive obligation for NatWest Group to pay any further contributions or benefits. The defined benefit schemes provide pensions in retirement based on employees' pensionable salary and service.

NatWest Group's balance sheet includes any defined benefit pension scheme surplus or deficit as a retirement benefit asset or liability reported in other assets and other liabilities. The surplus or deficit is the difference between the liabilities to be paid from the defined benefit scheme, and the assets held by the scheme to meet these liabilities. The liabilities are calculated by external actuaries using a number of financial and demographic assumptions.

For some NatWest Group defined benefit schemes where there is a net defined benefit surplus in excess of the present value of any economic benefits that can be obtained from that surplus, the application of accounting standards means we do not recognise that surplus on the balance sheet.

For accounting policy information see Accounting policies note 3.3.

Defined contribution schemes

NatWest Group sponsors several defined contribution schemes in different territories, which new employees are entitled to join. NatWest Group pays specific contributions into individual investment funds on employees' behalf. Once those contributions are paid, there is no further liability on the NatWest Group balance sheet relating to the defined contribution scheme.

Defined benefit schemes

NatWest Group sponsors a number of pension schemes in the UK and overseas, including the Main section of the NatWest Group Pension Fund (the Main section) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation.

Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme's assets, and have a duty to act in the best interests of all scheme members.

The schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members. These have been closed to new entrants for over ten years, although active members continue to build up additional pension benefits, currently subject to 2% maximum annual salary inflation, while they remain employed by NatWest Group. The Main section corporate trustee is NatWest Pension Trustee Limited (the Trustee), a wholly owned subsidiary of NWB Plc, Principal Employer of the Main section. The Board of the Trustee comprises four member trustee directors selected from eligible active staff, deferred and pensioner members who apply and six appointed by NatWest Group. Under UK legislation, a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities (the pensions that have been promised to members).

Similar governance principles apply to NatWest Group's other defined benefit pension schemes.

Investment strategy

The assets of the Main section, which is typical of other group schemes, represent 91% of all plan assets at 31 December 2022 (2021 - 90%) and are invested as shown below.

The Main section employs physical, derivative and non-derivative instruments to achieve a desired asset class exposure and to reduce the section's interest rate, inflation, and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation. In particular, movements in interest rate and inflation are substantially hedged by the Trustee.

Over the year, increases in bond yields resulted in many pension schemes in the UK having to raise additional collateral to support Liability-driven investments positions held as part of their hedging strategies. Liability-driven investments (LDI) refer to assets that are expected to move broadly in line with liabilities on a specific basis. All of the Group's schemes affected by this were able to raise the collateral needed from existing assets, with no additional support from the Group. The Trustee of the Group Pension Fund takes a prudent approach to liquidity and collateral and holds sufficient collateral to withstand substantial rises in gilt yields. The level of collateral held by some of the Group's smaller schemes was increased over the year, so as to ensure they could withstand further large rises in gilt yields if required.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Notes to the consolidated financial statements *continued*

5 Pensions continued

Major classes of plan assets as a percentage of total plan assets of the Main section	2022			2021		
	Quoted %	Unquoted %	Total %	Quoted %	Unquoted %	Total %
Equities	0.1	7.7	7.8	3.7	4.7	8.4
Index linked bonds	37.7	—	37.7	46.7	—	46.7
Government bonds	18.4	—	18.4	9.8	—	9.8
Corporate and other bonds	15.3	6.7	22.0	10.7	4.4	15.1
Real estate	—	6.0	6.0	—	4.4	4.4
Derivatives	—	8.2	8.2	—	8.8	8.8
Cash and other assets	—	(0.1)	(0.1)	—	6.8	6.8
	71.5	28.5	100.0	70.9	29.1	100.0

The Main section's holdings of derivative instruments are summarised in the table below:

	2022			2021		
	Notional	Fair value		Notional	Fair value	
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	21	1,873	990	20	1,408	796
Interest rate swaps	103	14,317	12,546	172	8,385	4,421
Currency forwards	12	310	113	12	61	98
Equity and bond call options	—	—	—	—	1	—
Equity and bond put options	—	2	70	—	1	3
Other	1	14	19	1	9	10

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparties, including NWB Plc.

At 31 December 2022, the gross notional value of the swaps was £124 billion (2021 - £192 billion) and had a net positive fair value of £2,642 million (2021 - £4,573 million) against which the counterparties had posted approximately 112% collateral.

The schemes do not invest directly in NatWest Group but may have exposure to NatWest Group through indirect holdings. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in NatWest Group do not exceed the regulatory limit of 5% of plan assets.

5 Pensions continued

	Main section				All schemes			
Changes in value of net pension assets/(liability)	Fair value of plan assets £m	Present value of defined benefit obligation [1] £m	Asset ceiling/ minimum funding £m	Net pension assets/ (liability) [2] £m	Fair value of plan assets £m	Present value of defined benefit obligation [2] £m	Asset ceiling/ minimum funding £m	Net pension assets/ (liability) [2] £m
At 1 January 2021	51,323	(43,870)	(7,453)	—	57,249	(48,864)	(7,783)	602
Currency translation and other adjustments	—	—	—	—	(129)	116	3	(10)
Income statement - operating expenses	713	(767)	(105)	(159)	795	(901)	(109)	(215)
Other comprehensive income	841	1,056	(2,443)	(546)	872	1,061	(2,602)	(669)
Contributions by employer	705	—	—	705	780	—	—	780
Contributions by plan participants and other scheme members	8	(8)	—	—	13	(13)	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	—	—	—	—
Benefits paid	(1,569)	1,569	—	—	(1,793)	1,793	—	—
At 1 January 2022	**52,021**	**(42,020)**	**(10,001)**	**—**	**57,787**	**(46,808)**	**(10,491)**	**488**
Currency translation and other adjustments	—	—	—	—	78	(65)	(11)	2
Income statement - operating expenses								
Net interest expense	932	(744)	(180)	8	1,041	(834)	(191)	16
Current service cost	—	(143)	—	(143)	—	(194)	—	(194)
Past service cost	—	(5)	—	(5)	—	(6)	—	(6)
Loss on curtailments and settlements	—	—	—	—	—	(21)	—	(21)
	932	(892)	(180)	(140)	1,041	(1,055)	(191)	(205)
Other comprehensive income								
Return on plan assets excluding recognised interest income [3]	(18,180)	—	—	(18,180)	(20,326)	—	—	(20,326)
Experience gains and losses	—	(2,053)	—	(2,053)	—	(2,137)	—	(2,137)
Effect of changes in actuarial financial assumptions [3]	—	18,744	—	18,744	—	20,714	—	20,714
Effect of changes in actuarial demographic assumptions	—	23	—	23	—	(7)	—	(7)
Asset ceiling adjustments	—	—	898	898	—	—	916	916
	(18,180)	16,714	898	(568)	(20,326)	18,570	916	(840)
Contributions by employer	708	—	—	708	775	—	—	775
Contributions by plan participants and other scheme members	7	(7)	—	—	13	(13)	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	(113)	113	—	—
Benefits paid	(1,472)	1,472	—	—	(1,657)	1,657	—	—
At 31 December 2022	**34,016**	**(24,733)**	**(9,283)**	**—**	**37,598**	**(27,601)**	**(9,777)**	**220**

(1) Defined benefit obligations are subject to annual valuation by independent actuaries.

(2) NatWest Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that NatWest Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised as the trustees may have control over the use of the surplus. Other NatWest Group schemes that this applies to include the Ulster Bank Pension Scheme (NI) and the NatWest Markets section.

(3) Changes in market conditions during 2022 resulted in a particularly large increase in discount rate, which is the key driver of the effect of changes in actuarial financial assumptions. Given the level of hedging in place, there was a corresponding reduction in the value of plan assets over the period. The experience losses shown are mainly as a result of inflation over the year being higher than expected.

(4) NatWest Group expects to make contributions to the Main section of £196 million in 2023. In 2022 NatWest Group made contributions of £708m to the Main scheme, including a £500m contribution paid in two instalments in January and March 2022 as required by the ring-fencing agreement with the Trustee. Such contributions do not constitute a minimum funding requirement as the obligation to pay only arises on the payment of a distribution to shareholders.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

5 Pensions continued

	All schemes	
	2022	2021
Amounts recognised on the balance sheet	**£m**	£m
Fund asset at fair value	**37,598**	57,787
Present value of fund liabilities	**(27,601)**	(46,808)
Funded status	**9,997**	10,979
Assets ceiling/minimum funding	**(9,777)**	(10,491)
	220	488

	2022	2021
Net pension assets/(liability) comprises	**£m**	£m
Net assets of schemes in surplus (included in Other assets, Note 18)	**318**	602
Net liabilities of schemes in deficit (included in Other liabilities, Note 21)	**(98)**	(114)
	220	488

Funding and contributions by NatWest Group

In the UK, the trustees of defined benefit pension schemes are required to perform funding valuations every three years. The trustees and the sponsor, with the support of the Scheme Actuary, agree the assumptions used to value the liabilities and to determine future contribution requirements. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor's covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where NatWest Group sponsors defined benefit pension schemes.

A full triennial funding valuation of the Main section, effective 31 December 2020, was completed during financial year 2021.

This triennial funding valuation determined the funding level to be 104%, pension liabilities to be £49 billion and the surplus to be £2 billion, all assessed on the agreed funding basis. The average cost of the future service of current members is 49% of salary before contributions from those members. In addition, the sponsor has agreed to meet administrative expenses. Following the ring-fencing agreement with the Trustee reached in 2018, additional contributions of up to £500 million p.a. are payable to the Main section should the Group make distributions to shareholders of an equal amount.

These contributions are capped at £1.5 billion in total; £500 million was paid in 2022 (2021 – £500 million). The remaining distribution linked contribution to the Main section would have fallen due in 2023, but NatWest Bank has agreed with the Trustee that assets to the value of the contributions falling due will instead be paid to a new legal structure. These assets will be restricted and are reserved to ensure they are available should they be needed by the Trustee according to agreed criteria in the future. The assets under this arrangement would be available to the Group to the extent that they are not needed under the defined trigger events.

The key assumptions used to determine the funding liabilities were the discount rate, which is determined based on fixed interest swap and gilt yields plus 0.64% per annum, and mortality assumptions, which result in life expectancies of 27.7/29.4 years for males/females who are currently age 60 and 28.9/30.7 years from age 60 for males/females who are currently aged 40.

The 2020 triennial valuation of the Group Pension Fund included an allowance for the estimated impact of guaranteed minimum pension equalisation, which is reflected in the IAS 19 valuation at 31 December 2022.

Accounting Assumptions

Placing a value on NatWest Group's defined benefit pension schemes' liabilities requires NatWest Group's management to make a number of assumptions, with the support of independent actuaries. The ultimate cost of the defined benefit obligations depends upon actual future events and the assumptions made are unlikely to be exactly borne out in practice, meaning the final cost may be higher or lower than expected.

5 Pensions continued

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial assumptions [1]	
	2022	2021
	%	%
Discount rate	**5.0**	1.8
Inflation assumption (RPI)	**3.2**	3.3
Rate of increase in salaries	**1.8**	1.8
Rate of increase in deferred pensions	**3.2**	3.7
Rate of increase in pensions in payment	**2.5**	2.5
Lump sum conversion rate at retirement	**18**	18
Longevity at age 60:	**years**	years
Current pensioners		
Males	**27.3**	27.3
Females	**29.1**	29.0
Future pensioners, currently aged 40		
Males	**28.3**	28.2
Females	**30.1**	30.1

(1) The above financial assumptions are long term assumptions set with reference to the period over which the obligations are expected to be settled

Discount rate

The IAS 19 valuation uses a single discount rate set by reference to the yield on a basket of 'high quality' sterling corporate bonds.

Significant judgment is required when setting the criteria for bonds to be included in the basket of bonds that is used to determine the discount rate used in the IAS 19 valuations. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgment is also required in determining the shape of the yield curve at long durations; a constant credit spread relative to gilts is assumed. Sensitivity to the main assumptions is presented below.

The weighted average duration of the Main section's defined benefit obligation at 31 December 2022 is 15.3 years (2021 – 20 years). The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2020.



The larger outflow in 2023 represents an assumption in the actuarial valuation of the level of transfers out to 31 December 2023.

5 Pensions continued

The table below shows how the net pension asset of the Main section would change if the key assumptions used were changed independently. In practice the variables have a degree of correlation and do not move completely in isolation.

	(Decrease)/ increase in value of assets £m	(Decrease)/ increase in value of liabilities £m	Increase in net pension (obligations)/ assets £m
2022			
0.25% increase in interest rates/discount rate [2]	(1,389)	(907)	(482)
0.25% increase in inflation	963	632	331
0.25% increase in credit spreads	(3)	(907)	904
Longevity increase of one year	—	767	(767)
0.25% additional rate of increase in pensions in payment	—	679	(679)
Increase in equity values of 10% [1]	267	—	267
2021			
0.25% increase in interest rates/discount rate	(2,917)	(1,926)	(991)
0.25% increase in inflation	1,883	1,329	554
0.25% increase in credit spreads	(3)	(1,926)	1,923
Longevity increase of one year	—	1,790	(1,790)
0.25% additional rate of increase in pensions in payment	—	1,485	(1,485)
Increase in equity values of 10% [1]	442	—	442

(1)   Includes both quoted and private equity.
(2)   A 0.5% increase in interest rates/discount rate would lead to a decrease of £2,689m in the value of assets and a £1,766m decrease in the value of liabilities at 31 December 2022.

The funded status is most sensitive to movements in credit spreads and longevity. Note the longevity sensitivities quoted above reflect the impact of a one year increase to single life annuities. The table below shows the combined change in the funded status of the Main section as a result of larger movements in these assumptions, assuming no changes in other assumptions.

		Change in life expectancies				
		- 2 years £bn	- 1 years £bn	No change £bn	+ 1 year £bn	+ 2 years £bn
2022						
Change in credit spreads	+50 bps	3.2	2.5	1.8	1.1	0.4
	No change	1.6	0.8	—	(0.8)	(1.5)
	-50 bps	(0.3)	(1.2)	(2.0)	(2.8)	(3.6)
2021						
Change in credit spreads	+50 bps	6.9	5.3	3.8	2.3	0.8
	No change	3.6	1.8	—	(1.8)	(3.6)
	-50 bps	(0.3)	(2.4)	(4.5)	(6.6)	(8.7)

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

Membership category	2022 %	2021 %
Active members	8.4	10.7
Deferred members	41.0	47.6
Pensioners and dependants	50.6	41.7
	100.0	100.0

The experience history of NatWest Group schemes is shown below:

	Main section					All schemes				
History of defined benefit schemes	2022 £m	2021 £m	2020 £m	2019 £m	2018 £m	2022 £m	2021 £m	2020 £m	2019 £m	2018 £m
Fair value of plan assets	34,016	52,021	51,323	46,555	43,806	37,598	57,787	57,249	51,925	48,752
Present value of plan obligations	(24,733)	(42,020)	(43,870)	(39,669)	(35,466)	(27,601)	(46,808)	(48,864)	(44,115)	(39,607)
Net surplus	9,283	10,001	7,453	6,886	8,340	9,997	10,979	8,385	7,810	9,145
Experience (losses)/gains on plan liabilities	(2,053)	241	427	275	(122)	(2,137)	237	455	279	(81)
Experience (losses)/gains on plan assets	(18,180)	841	5,486	3,021	(1,891)	(20,326)	872	6,027	3,556	(2,090)
Actual return on plan assets	(17,248)	1,554	6,422	4,266	(768)	(19,285)	1,667	7,064	4,930	(848)
Actual return on plan assets	(33.2%)	3.0%	13.8%	9.7%	(1.7%)	(33.4%)	2.9%	13.6%	10.1%	(1.7%)

6 Auditor's remuneration

Amounts payable to NatWest Group's auditors for statutory audit and other services are set out below.

All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor's independence is unaffected by the provision of other services. The Group Audit Committee recognises that for certain assignments, the auditors are best placed to perform the work economically; for other work, NatWest Group selects the supplier best placed to meet its requirements. NatWest Group's auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

	2022 £m	2021 £m	2020 £m
Fees payable for:			
- the audit of NatWest Group's annual accounts [1]	4.7	4.4	4.7
- the audit of NatWest Group plc's subsidiaries [1]	31.9	29.6	30.6
- audit-related assurance services [1,2]	3.9	5.3	4.7
Total audit and audit-related assurance services fees	40.5	39.3	40.0
Other assurance services	1.2	0.4	0.6
Corporate finance services [3]	0.5	0.5	0.4
Total other services	1.7	0.9	1.0

(1) The 2022 audit fee was approved by the Group Audit Committee. At 31 December 2022, £16 million has been billed and £13 million paid in respect of the 2022 NatWest Group audit fees.
(2) Comprises fees of £1.1 million (2021 - £1.1 million) in relation to reviews of interim financial information, £2.3 million (2021 - £3.5 million) in respect of reports to NatWest Group's regulators in the UK and overseas, and £0.4 million (2021 - £0.7 million) in relation to non-statutory audit opinions.
(3) Comprises fees of £0.5 million (2021 - £0.5 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by NatWest Group.

7 Tax

NatWest Group's corporate income tax charge for the period is set out below, together with a reconciliation to the expected tax charge calculated using the UK standard corporation tax rate and details of the NatWest Group's deferred tax balances.

For accounting policy information see Accounting policies note 3.7.

Analysis of the tax charge for the year

The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years. Deferred tax is explained on page 329.

Continuing operations	2022 £m	2021 £m	2020 £m
Current tax			
Charge for the year	(1,611)	(1,036)	(191)
Over provision in respect of prior years	100	31	86
	(1,511)	(1,005)	(105)
Deferred tax			
Credit/(charge) for the year	47	(185)	176
UK tax rate change impact [1]	(10)	165	75
Net increase/(decrease) in the carrying value of deferred tax assets in respect of UK, RoI and Netherlands losses	267	12	(130)
(Under)/over provision in respect of prior years [2]	(68)	17	(90)
Tax charge for the year	(1,275)	(996)	(74)

(1) It was announced in the UK Government's budget on 27 October 2021 that the main UK banking surcharge will decrease from 8% to 3% from 1 April 2023. This legislative change was enacted on 24 February 2022.
(2) Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities and adjustments to provisions in respect of uncertain tax positions.

7 Tax continued

Factors affecting the tax charge for the year

Taxable profits differ from profits reported in the income statement as certain amounts of income and expense may not be taxable or deductible. In addition, taxable profits may reflect items that have been included outside the income statement (for instance, in other comprehensive income) or adjustments that are made for tax purposes only.

The expected tax charge for the year is calculated by applying the standard UK corporation tax rate of 19% (2021 and 2020 – 19%) to the Operating profit or loss before tax in the income statement.

The actual tax charge differs from the expected tax charge as follows:

Continuing operations	2022 £m	2021 £m	2020 £m
Expected tax (charge)/credit	(975)	(766)	92
Losses and temporary differences in year where no deferred tax asset recognised	(118)	(51)	(43)
Foreign profits taxed at other rates	(62)	(11)	(29)
Non deductible goodwill impairment	—	(16)	—
Items not allowed for tax:			
- losses on disposals and write-downs	(10)	(55)	(22)
- UK bank levy	(20)	(18)	(32)
- regulatory and legal actions	(7)	(74)	14
- other disallowable items	(51)	(28)	(70)
Non-taxable items:			
- RPI related uplift on index linked gilts [1]	67	—	—
- other non-taxable items	29	73	28
Taxable foreign exchange movements	(19)	8	(3)
Unrecognised losses brought forward and utilised	6	10	16
Net increase/(decrease) in the carrying value of deferred tax assets in respect of:			
- UK losses	272	(9)	7
- RoI losses	(5)	(27)	(137)
- Netherlands losses	—	48	—
Banking surcharge	(447)	(341)	(27)
Tax on paid-in equity dividends	43	48	61
UK tax rate change impact	(10)	165	75
Adjustments in respect of prior years	32	48	(4)
Actual tax charge	(1,275)	(996)	(74)

(1) The tax impact of this adjustment (£135 million credit) is allocated across the RPI related uplift on index linked gilts, Adjustments in respect of prior years and Banking surcharge reconciling items.

Judgment: tax contingencies

NatWest Group's corporate income tax charge and its provisions for corporate income taxes necessarily involve a degree of estimation and judgment. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences where the carrying amount of an asset or liability differs for accounting and tax purposes. Deferred tax liabilities reflect the expected amount of tax payable in the future on these temporary differences. Deferred tax assets reflect the expected amount of tax recoverable in the future on these differences.

The net deferred tax asset recognised by the NatWest Group is shown below, together with details of the accounting judgments and tax rates that have been used to calculate the deferred tax. Details are also provided of any deferred tax assets or liabilities that have not been recognised on the balance sheet.

Analysis of deferred tax

	£m	£m
Deferred tax asset	(2,178)	(1,195)
Deferred tax liability	227	359
Net deferred tax asset	(1,951)	(836)

Notes to the consolidated financial statements *continued*

7 Tax continued

	Pension £m	Accelerated capital allowances £m	Expense provisions £m	Financial instruments (1) £m	Tax losses carried forward £m	Other £m	Total £m
At 1 January 2021	(4)	(64)	(85)	480	(905)	(32)	(610)
Charge/(credit) to income statement:							
- continuing operations	19	21	(5)	(10)	(1)	(33)	(9)
- discontinued operations	—	—	—	—	3	—	3
Charge/(credit) to other comprehensive income	10	—	(7)	(222)	—	(5)	(224)
Currency translation and other adjustments	(1)	1	—	—	4	—	4
At 1 January 2022	24	(42)	(97)	248	(899)	(70)	(836)
Charge/(credit) to income statement:							
- continuing operations	1	(43)	14	(171)	(51)	14	(236)
- discontinued operations	—	—	—	—	—	—	—
(Credit)/charge to other comprehensive income	(2)	—	1	(913)	—	(2)	(916)
Currency translation and other adjustments	—	10	—	31	(2)	(2)	37
At 31 December 2022	23	(75)	(82)	(805)	(952)	(60)	(1,951)

(1)   The in-year movement predominantly relates to cash flow hedges.

Deferred tax assets in respect of carried forward tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2022 £m	2021 £m
UK tax losses carried forward		
- NWM Plc	3	56
- NWB Plc	445	608
- RBS plc	452	176
Total	900	840
Overseas tax losses carried forward		
- UBIDAC	6	11
- NWM N.V.	46	48
	952	899

Critical accounting policy: Deferred tax
NatWest Group has recognised a deferred tax asset of £2,178 million (2021 - £1,195 million) and a deferred tax liability of £227 million (2021 - £359 million). These include amounts recognised in respect of UK and overseas tax losses of £952 million (2021 - £899 million).

It was announced in the UK Government's budget on 27 October 2021 that the UK banking surcharge will decrease from 8% to 3% from 1 April 2023. This legislative change was enacted on 24 February 2022. NatWest Group's closing deferred tax assets and liabilities have therefore been recalculated taking into account this change of rate and the applicable period the deferred tax assets and liabilities are expected to crystallise.

Judgment - NatWest Group has considered the carrying value of deferred tax assets and concluded that, based on management's estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimate - These estimates are partly based on forecast performance beyond the horizon for management's detailed plans. They have regard to inherent uncertainties, such as climate change. The deferred tax assets in NWM Plc and UBIDAC are supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2022.

UK tax losses
Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in NatWest Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax,

excluding the Banking Surcharge rate introduced by The Finance (No. 2) Act 2015.

NWM Plc – A deferred tax asset of £3 million (2021 - £56 million) has been recognised in respect of losses of £12 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2022. NWM Plc expects that the balance of recognised deferred tax asset at 31 December 2022 will be recovered by the end of 2027. Of the losses remaining, £5,538 million have not been recognised in the deferred tax balance at 31 December 2022.

NWB Plc – A deferred tax asset of £445 million (2021 - £608 million) has been recognised in respect of losses of £1,847 million of total losses of £2,718 million carried forward at 31 December 2022. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. NWB Plc returned to tax profitability during 2015 and expects the deferred tax asset to be utilised against future taxable profits by the end of 2027.

RBS plc – A deferred tax asset of £452 million (2021 - £176 million) has been recognised in respect of losses of £1,821 million of total losses of £3,692 million carried forward at 31 December 2022. The losses were transferred from NatWest Markets Plc as a consequence of the ring fencing regulations. RBS plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2029.

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7 Tax continued

Overseas tax losses

UBIDAC – A deferred tax asset of £6 million (2021 - £11 million) has been recognised in respect of losses of £48 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2022.

NatWest Market N.V. (NWM N.V.) – A deferred tax asset of £46 million (2021 - £48 million) has been recognised in respect of losses of £186 million of total losses of £2,914 million carried forward at 31 December 2022. NWM N.V. Group considers it to be probable, based on its 5 year budget forecast, that future taxable profit will be available against which the tax losses and tax credits can be partially utilised. The tax losses and the tax credits have no expiry date.

Unrecognised deferred tax

Deferred tax assets of £5,534 million (2021 - £5,437 million; 2020 - £4,965 million) have not been recognised in respect of tax losses and other deductible temporary differences carried forward of £25,742 million (2021 - £24,699 million; 2020 - £25,091 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other deductible temporary differences, £75 million expire within five years and £4,774 million thereafter. The balance of tax losses and other deductible temporary differences carried forward has no expiry date.

Deferred tax liabilities of £257 million (2021 - £302 million; 2020 - £242 million) on aggregate underlying temporary differences of £1,010 million (2021 - £1,032 million; 2020 £1,021 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of certain overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains on which deferred tax is not recognised. Changes to UK tax legislation largely exempts from UK tax overseas dividends received on or after 1 July 2009.

8 Discontinued operations and assets and liabilities of disposal groups

Discontinued operations are reported separately on the income statement to allow users to distinguish the profits and cash flows from continuing operations from those activities that are subject to disposal. Assets and liabilities which we intend to dispose of in a single transaction are also presented separately on the balance sheet.

For accounting policy information see Accounting policies note 3.2.

This note sets out the profit/(loss) from the discontinued operations (represented for comparative periods), the assets and liabilities of the disposal group and the operating cash flows attributable to the discontinued operations.

Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since the beginning of 2022 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans.

Successful migration of six tranches of performing commercial loans to AIB was completed during 2022, with €2.1 billion of gross performing loans being fully migrated by year-end. It is expected that remaining migrations of commercial customers will be materially completed in phases over H1 2023. Colleagues who are wholly or mainly assigned to supporting this part of the business are in the process of getting transferred to AIB under Transfer of Undertakings, Protection of Employment (TUPE) arrangements, with more than half having completed their move by the end of 2022. Losses on disposal of €123 million have been recognised in 2022 in respect of the migrations completed to date.

Agreement with Permanent TSB Group Holdings p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.

c.€5 billion of performing non-tracker mortgages migrated to PTSB in November 2022, with the remaining balances expected to migrate during H1 2023. In January 2023, 25 branches transferred to PTSB. The remaining performing non-tracker mortgages, micro-SME loans, Lombard Asset Finance business and all remaining eligible colleagues who will move under TUPE regulations, are also expected to transfer in 2023.

Agreement with AIB for the sale of performing tracker and linked mortgages.

In January 2023 the Competition and Consumer Protection Commission (CCPC) granted approval on the portfolio sale of performing tracker and linked mortgages to AIB. Completion of this sale is expected to occur in Q2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Comparatives have been re-presented from those previously published to reclassify certain items as discontinued operations. This has resulted in a re-presentation of 2021 comparatives: a reduction of Operating profit before tax and Profit from continuing operations of £188 million, and an increase of Profit from discontinued operations of £188 million. Total profit for the year remains unchanged. Ulster Bank RoI continuing operations are now reported within Group central items & other. In 2022 we reclassified mortgage loans to fair value through profit or loss, which resulted in a €453 million reduction in mortgage financial assets in UBIDAC to 31 December 2022. This reclassification applies across both our continuing and discontinued operations.

(a) (Loss)/profit from discontinued operations, net of tax

	2022 £m	2021 £m	2020 £m
Interest receivable	177	339	360
Net interest income	177	339	360
Non-interest income (1)	(472)	13	33
Total income	(295)	352	393
Operating expenses	(38)	(47)	(47)
(Loss)/profit before impairment releases/(losses)	(333)	305	346
Impairment releases/(losses)	71	162	(144)
Operating (loss)/profit before tax	(262)	467	202
Tax charge	—	(3)	(9)
(Loss)/profit from discontinued operations, net of tax	(262)	464	193

(1) Excludes gain of £20 million (€24 million) recognised by NatWest Group as a result of acquisition of PTSB shares in relation to disposal of UBIDAC assets to PTSB.

(b) Assets and liabilities of disposal groups

	2022 £m	2021 £m
Assets of disposal groups		
Loans to customers - amortised cost	1,458	9,002
Other financial assets - loans to customers	5,397	—
Derivatives	—	5
Other assets	6	8
	6,861	9,015
Liabilities of disposal groups		
Other liabilities	15	5
	15	5
Net assets of disposal groups	6,846	9,010

8 Discontinued operations and assets and liabilities of disposal groups continued
(c) Operating cash flows attributable to discontinued operations

	2022	2021	2020
	£m	£m	£m
Net cash flows from operating activities	1,090	2,212	(816)
Net cash flows from investing activities	6,164	—	—
Net increase/(decrease) in cash and cash equivalents	7,254	2,212	(816)

9 Earnings per share

Earnings per share is a metric to measure how much profit NatWest Group makes for each share that is in issue during the year. Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share is calculated by dividing the basic earnings by the weighted average number of ordinary shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of dilutive share options and convertible securities. The assessment of whether the effect of share options and convertible securities is dilutive or not, is based on the earnings from continuing operations.

	2022	2021	2020
	£m	£m	£m
Earnings			
Profit/(loss) from continuing operations attributable to ordinary shareholders	3,602	2,486	(946)
(Loss)/profit from discontinued operations attributable to ordinary shareholders	(262)	464	193
Profit/(loss) attributable to ordinary shareholders	3,340	2,950	(753)
Weighted average number of shares (millions)			
Weighted average number of ordinary shares outstanding during the year	9,872	10,792	11,231
Effect of dilutive share options and convertible securities (1)	57	45	—
Diluted weighted average number of ordinary shares outstanding during the year	9,929	10,837	11,231

(1) As there was a loss from continuing operations attributable to the parent company for the period to 31 December 2020, the effect of share options and convertible securities was not dilutive.
(2) At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.

10 Financial instruments – classification

Financial instruments are contracts that give rise to a financial asset of one entity and a corresponding financial liability or equity instrument of a counterparty entity, such as: cash; derivatives; loans; deposits; and settlement balances. This note presents financial instruments classified in accordance with IFRS 9 – Financial Instruments.

Judgment: classification of financial assets

Classification of financial assets between amortised cost and fair value through other comprehensive income requires a degree of judgment in respect of business models and contractual cashflows.

– The business model criteria is assessed at a portfolio level to determine whether assets are classified as held to collect or held to collect and sell. Information that is considered in determining the applicable business model includes the portfolio's policies and objectives, how the performance and risks of the portfolio are managed, evaluated and reported to management; and the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for sales.
– The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent solely payments of principal and interest. A level of judgment is made in assessing terms that could change the contractual cash flows so that it would not meet the condition for solely payments of principal and interest, including contingent and leverage features, non-recourse arrangements and features that could modify the time value of money.

We originate loans that include features that change the contractual cash flows based on the borrower meeting certain contractually specified environmental, social and governance (ESG) targets. These are known as ESG-linked (or sustainability-linked) loans. As part of the terms of these loans, the contractual interest rate is reduced or increased if the borrower meets (fails to meet) specific targets linked to the activity of the borrower for example reducing carbon emissions, increase the level of diversity at Board level, sustainable supply chain, etc. ESG features are first assessed to ascertain whether the adjustment to the contractual cash flows results in a de minimis exposure to risks or volatility in those contractual cash flows. If this is the case the classification of the loan is not affected. If the effect of the ESG feature is assessed as being more than de minimis, we apply judgement to ensure that the ESG features do not generate compensation for risks that are not in line with a basic lending arrangement. This includes amongst other aspects a review of the consistency of the ESG targets with the asset or activity of the borrower, consideration of the targets within our risk appetite etc. Some of these loans are an integral part of our climate and sustainable funding and financing target disclosed on page 25.

For accounting policy information see Accounting policies notes 3.8, 3.9, 3.10 and 3.12.

Notes to the consolidated financial statements *continued*

10 Financial instruments - classification continued
Judgment: classification of financial assets

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

Assets	MFVTPL £m	FVOCI £m	Amortised cost £m	Other assets £m	Total £m
Cash and balances at central banks			144,832		144,832
Trading assets	45,577				45,577
Derivatives (1)	99,545				99,545
Settlement balances			2,572		2,572
Loans to bank - amortised cost (2)			7,139		7,139
Loans to customers - amortised cost (3)			366,340		366,340
Other financial assets (4)	787	16,973	13,135		30,895
Intangible assets				7,116	7,116
Other assets				9,176	9,176
Assets of disposal groups (5)				6,861	6,861
31 December 2022	**145,909**	**16,973**	**534,018**	**23,153**	**720,053**
Cash and balances at central banks			177,757		177,757
Trading assets	59,158				59,158
Derivatives (1)	106,139				106,139
Settlement balances			2,141		2,141
Loans to bank - amortised cost (2)			7,682		7,682
Loans to customers - amortised cost (3)			358,990		358,990
Other financial assets	317	37,266	8,562		46,145
Intangible assets				6,723	6,723
Other assets				8,242	8,242
Assets of disposal groups				9,015	9,015
31 December 2021	165,614	37,266	555,132	23,980	781,992

Liabilities	Held-for-trading £m	DFV £m	Amortised cost £m	Other liabilities £m	Total £m
Bank deposits (6)			20,441		20,441
Customer deposits			450,318		450,318
Settlement balances			2,012		2,012
Trading liabilities	52,808				52,808
Derivatives (1)	94,047				94,047
Other financial liabilities (7)		2,377	46,730		49,107
Subordinated liabilities		345	5,915		6,260
Notes in circulation			3,218		3,218
Other liabilities (8)			1,205	4,141	5,346
31 December 2022	**146,855**	**2,722**	**529,839**	**4,141**	**683,557**
Bank deposits (6)			26,279		26,279
Customer deposits			479,810		479,810
Settlement balances			2,068		2,068
Trading liabilities	64,598				64,598
Derivatives (1)	100,835				100,835
Other financial liabilities (7)		1,671	47,655		49,326
Subordinated liabilities		703	7,726		8,429
Notes in circulation			3,047		3,047
Other liabilities (8)			1,356	4,441	5,797
31 December 2021	165,433	2,374	567,941	4,441	740,189

(1) Includes net hedging derivatives assets of £143 million (2021 - £44 million) and net hedging derivatives liabilities of £132 million (2021 - £120 million).
(2) Includes items in the course of collection from other banks of £229 million (2021 - £67 million).
(3) Includes finance lease receivables of £8,402 million (2021 - £8,531 million).
(4) Includes amounts reclassified from amortised cost to FVTPL in relation to a mortgage portfolio. Refer to Note 8 for further information.
(5) Includes £5,397 million of assets of disposal groups reclassified from amortised cost to FVTPL during the year. The portfolio is classified as level 3 in the fair value hierarchy.
(6) Includes items in the course of transmission to other banks of £242 million (2021 - £56 million).
(7) The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(8) Includes lease liabilities of £1,118 million (2021 - £1,263 million) held at amortised cost.

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10 Financial instruments - classification continued

Reclassification of mortgages from amortised cost to fair value through profit or loss

In June 2022 UBIDAC announced the cessation of new mortgage business to its customers. On 1 July 2022 UBIDAC mortgages in both its continuing and discontinued businesses were reclassified from amortised cost to fair value through profit or loss, reflecting the change in business model. We fair value these assets using a discounted cash flow method. Key inputs include assumptions around cash flows from legally binding sales agreements for those mortgage assets that form part of the assets of disposal groups.

The effect of the reclassification as at 1 July 2022 is shown below:

	Amortised cost	MFVTPL	Change in value
	£m	£m	£m
Amounts reclassified on balance sheet			
Loans to customers (1)	587	606	19
Assets of disposal groups (2)	10,676	10,383	(293)
	11,263	10,989	(274)

(1) Change in value recognised in continuing operations.
(2) Change in value recognised in discontinued operations.

Additional information on finance lease receivables

The following table shows the reconciliation of undiscounted finance lease receivables to net investment in finance leases:

	2022	2021
	£m	£m
Amount receivable under finance leases		
Within 1 year	3,235	3,272
1 to 2 years	2,254	2,044
2 to 3 years	1,388	1,443
3 to 4 years	833	757
4 to 5 years	411	429
After 5 years	1,130	1,423
Lease payments total	9,251	9,368
Unguaranteed residual values	171	225
Future drawdowns	(13)	(21)
Unearned income	(889)	(891)
Present value of lease payments	8,520	8,681
Impairments	(118)	(150)
Net investment in finance leases	8,402	8,531

Additional information on reverse repos and repos

The following table shows the value of reverse repos and repos included within the below balance sheet captions:

	2022	2021
	£m	£m
Reverse repos		
Trading assets	21,537	20,742
Loans to banks - amortised cost	277	189
Loans to customers - amortised cost	19,750	25,962
Repos		
Bank deposits	1,446	7,912
Customer deposits	9,829	14,541
Trading liabilities	23,740	19,389

10 Financial instruments - classification continued

Interest rate benchmark reform

NatWest Group continues to work on the transition of USD IBOR exposures to risk free rates in advance of the cessation date of 30 June 2023. Derivatives are expected to transition during April and May 2023 and other exposures in line with fallback provisions or deferred switches using widely accepted methodologies. The instruments yet to transition reflect an insignificant element of NatWest Group's exposures. Instruments with exposures to other rates transitioned at the end of 2021, or at the first contractual reset date, or at a date agreed with the counterparty.

The level of exposures without explicit or agreed conversion provisions as of the preceding year were as follows:

	Rates subject to IBOR reform			
	GBP LIBOR	USD IBOR	Other IBOR	Total
2021	£m	£m	£m	£m
Trading assets	62	90	—	152
Loans to banks - amortised cost	—	11	—	11
Loans to customers - amortised cost	4,788	4,565	267	9,620
Other financial assets	864	768	—	1,632
Bank deposits	—	37	—	37
Trading liabilities	31	166	—	197
Other financial liabilities	2,390	7,023	131	9,544
Subordinated liabilities	—	90	—	90
Loan commitments (1)	1,016	6,366	55	7,437
Derivatives notional (£bn)	4	1,152	—	1,156

(1) Certain loan commitments are multi-currency facilities. Where these are fully undrawn, they are allocated to the principal currency of the facility. Where the facilities are partly drawn, the remaining loan commitment is allocated to the currency with the largest drawn amount.

At 31 December 2021, NatWest Group held certain currency swaps with both legs subject to IBOR reform, for which only the GBP LIBOR leg has an explicit or agreed conversion provisions as of 31 December 2021, but not the entire contract. These include currency swaps of GBP LIBOR of £8.7 billion with USD IBOR £8.2 billion and Other IBOR £0.5 billion; currency swaps of USD IBOR of £117 billion with GBP LIBOR £91.7 billion and Other IBOR £25.3 billion; currency swaps of EURIBOR of £0.1 billion with GBP LIBOR £0.1 billion; currency swaps of Other IBOR of £0.4 billion with USD IBOR £0.4 billion

AT1 issuances

NatWest Group has issued certain capital instruments, AT1, under which reset clauses are linked to IBOR rates subject to reform. Where under the contractual terms of the instrument the coupon resets to a rate which has IBOR as a specified component of its pricing structure, these are subject to IBOR reform and listed below:

	31 December 2021 £m
US$1.15 billion 8% notes	734

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10 Financial instruments - classification continued
Financial instruments – financial assets and liabilities that can be offset

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements together with financial collateral received or given.

| | Instruments which can be offset | | | Potential for offset not recognised by IFRS | | | | | |
| | | | | Effect of master netting and similar agreements | Cash collateral | Securities collateral | Net amount after the effect of netting agreements and related collateral | Instruments outside netting agreements | Balance sheet total |
2022	Gross £m	IFRS offset £m	Balance sheet £m	£m	£m	£m	£m	£m	£m
Derivative assets	117,606	(18,730)	98,876	(77,365)	(14,079)	(4,571)	2,861	669	99,545
Derivative liabilities	115,177	(22,111)	93,066	(77,365)	(9,761)	(1,185)	4,755	981	94,047
Net position (1)	2,429	3,381	5,810	—	(4,318)	(3,386)	(1,894)	(312)	5,498
Trading reverse repos	35,612	(14,510)	21,102	(2,445)	—	(18,458)	199	435	21,537
Trading repos	33,767	(14,510)	19,257	(2,445)	—	(16,812)	—	4,483	23,740
Net position	1,845	—	1,845	—	—	(1,646)	199	(4,048)	(2,203)
Non trading reverse repos	25,630	(5,702)	19,928	—	—	(19,928)	—	98	20,026
Non trading repos	16,977	(5,702)	11,275	—	—	(11,275)	—	—	11,275
Net position	8,653	—	8,653	—	—	(8,653)	—	98	8,751
2021									
Derivative assets	113,220	(7,961)	105,259	(85,006)	(15,035)	(2,428)	2,790	880	106,139
Derivative liabilities	108,594	(8,568)	100,026	(85,006)	(9,909)	(2,913)	2,198	809	100,835
Net position (1)	4,626	607	5,233	—	(5,126)	485	592	71	5,304
Trading reverse repos	44,529	(24,422)	20,107	(900)	—	(19,136)	71	635	20,742
Trading repos	42,664	(24,422)	18,242	(900)	—	(17,341)	1	1,147	19,389
Net position	1,865	—	1,865	—	—	(1,795)	70	(512)	1,353
Non trading reverse repos	33,729	(7,594)	26,135	—	—	(26,135)	—	16	26,151
Non trading repos	30,047	(7,594)	22,453	—	—	(22,453)	—	—	22,453
Net position	3,682	—	3,682	—	—	(3,682)	—	16	3,698

(1) The net IFRS offset balance of £3,381 million (2021 - £607 million) relates to variation margin netting reflected on other balance sheet lines.

11 Financial instruments - valuation

Financial instruments recognised at fair value are revalued using techniques that can include observable inputs (pricing information that is readily available in the market, for example UK Government securities), and unobservable inputs (pricing information that is not readily available, for example unlisted securities). Gains and losses are recognised in the income statement and statement of comprehensive income as appropriate. This note presents information on the valuation of financial instruments.

The table below provides an overview of the various sections contained within the note.

Critical accounting policy: Fair value – financial instruments

Financial instruments classified as mandatory fair value through profit or loss; held-for-trading; designated fair value through profit or loss and fair value through other comprehensive income are recognised in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement considers the characteristics of the asset or liability and the assumptions that a market participant would consider when pricing the asset or liability.

NatWest Group manages some portfolios of financial assets and financial liabilities based on its net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (see ‘Valuation Adjustments’).

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. The complexity and uncertainty in the financial instrument’s fair value is categorised using the fair value hierarchy.

For accounting policy information see Accounting policies notes 3.8 and 3.12.

(D) = Descriptive; (T) = Table

Valuation

Fair value hierarchy

Financial instruments carried at fair value have been classified under the fair value hierarchy. The classification ranges from level 1 to level 3, with more expert judgment and price uncertainty for those classified at level 3.

The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on the level of market activity for the referenced entity.

Level 1 – instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.

Level 3 - instruments valued using a valuation technique where at least one input which could have a significant effect on the instruments valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

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11 Financial instruments – valuation
continued

Valuation techniques

NatWest Group derives the fair value of its instruments differently depending on whether the instrument is a non-modelled or a modelled product.

Non-modelled products are valued directly from a price input, typically on a position-by-position basis. Examples include equities and most debt securities.

Non-modelled products can fall into any fair value levelling hierarchy depending on the observable market activity, liquidity, and assessment of valuation uncertainty of the instruments. The assessment of fair value and the classification of the instrument to a fair value level is subject to the valuation controls discussed in the Valuation control section.

Modelled products valued using a pricing model range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g., interest rate caps and floors) through to more complex derivatives (e.g., balance guarantee swaps).

For modelled products the fair value is derived using the model and the appropriate model inputs or parameters, as opposed to a cash price equivalent. Model inputs are taken either directly or indirectly from available data, where some inputs are also modelled.

Fair value classification of modelled instruments is either level 2 or level 3, depending on the product/model combination, the observability and quality of input parameters and other factors. All these must be assessed to classify a position. The modelled product is assigned to the lowest fair value hierarchy level of any significant input used in that valuation.

Most derivative instruments, for example vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives, are classified as level 2. This is because they are vanilla products valued using standard market models and with observable inputs. Level 2 products range from vanilla to more complex products, where more complex products remain classified as level 2 due to the low materiality of any unobservable inputs.

Inputs to valuation models

When using valuation techniques, the fair value can be significantly affected by the choice of valuation model and underlying assumptions. Factors considered include the cashflow amounts and timing of those cash flows, and application of appropriate discount rates, incorporating both funding and credit risk. Values between and beyond available data points are obtained by interpolation and extrapolation. The principal inputs to these valuation techniques are as follows:

Bond prices - quoted prices are generally available for government bonds, certain corporate securities, and some mortgage-related products.

Credit spreads - these express the return required over a benchmark rate or index to compensate for the referenced credit risk. Where available, these are derived from the price of credit default swaps or other credit-based instruments, such as debt securities. When direct prices are not available; credit spreads are determined with reference to available prices of entities with similar characteristics.

Interest rates - these are principally based on interest rate swap prices referencing benchmark interest rates. Benchmark rates include Interbank Offered Rates (IBOR) and the Overnight Index Swap (OIS) rate, including SONIA (Sterling Overnight Interbank Average Rate). Other quoted interest rates may also be used from both the bond, and futures markets.

Foreign currency exchange rates - there are observable prices both for spot and forward contracts and futures in the world's major currencies.

Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or variables are observed to move together. Variables that move in the same direction show positive correlation; those that move in opposite directions are negatively correlated.

Prepayment rates - rates used to reflect how fast a pool of assets prepay. The fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. When valuing prepayable instruments, the value of this prepayment option is considered.

Recovery rates/loss given default - these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers, the value of the underlying collateral or inferred from observable credit spreads.

Valuation control

NatWest Group's control environment for the determination of the fair value of financial instruments includes formalised procedures for the review and validation of fair values. This review is performed by an independent price verification (IPV) team.

IPV is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. These valuations are then reviewed by the IPV team, independent of those trading the financial instruments, in light of available pricing evidence.

Independent pricing data is collated from a range of sources. Each source is reviewed for quality and the independent data applied in the IPV processes using a formalised input quality hierarchy. Consensus services are one source of independent data and encompass interest rate, currency, credit, and bond markets, providing comprehensive coverage of vanilla products and a wide selection of exotic products.

Where measurement differences are identified through the IPV process these are grouped by the quality hierarchy of the independent data. If the size of the difference exceeds defined thresholds, an adjustment is made to bring the valuation to within the independently calculated fair value range.

IPV takes place at least monthly, for all fair value financial instruments. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds.

11 Financial instruments – valuation
continued

The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument and forms part of the information considered when determining fair value hierarchy classifications.

Initial fair value level classification of a financial instrument is carried out by the IPV team. These initial classifications are subject to senior management review. Particular attention is paid to instruments transferring from one level to another, new instrument classes or products, instruments where the transaction price is significantly different from the fair value and instruments where valuation uncertainty is high.

Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversees pricing, reserving and valuations issues. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by Valuation Committees and to discuss other relevant industry matters.

The Group model risk policy sets the policy for model documentation, testing and review. Governance of the model risk policy is carried out by the Group model risk oversight committee, which comprises model risk owners and independent model experts. All models are required to be independently validated in accordance with the Model Risk Policy.

Key areas of judgment
Over the years the business has simplified, with most products classified as level 1 or 2 of the fair value hierarchy. However, the diverse range of products historically traded by NatWest Group means some products remain classified as level 3. Level 3 indicates a significant level of pricing uncertainty, where expert judgment is used. As such, extra disclosures are required in respect of level 3 instruments.

In general, the degree of expert judgment used and hence valuation uncertainty depends on the degree of liquidity of an instrument or input.

Where markets are liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. For example, for an equity traded on an exchange, daily volumes of trading can be seen, but for an over the counter (OTC) derivative, assessing the liquidity of the market with no central exchange is more challenging.

A key related matter is where a market moves from liquid to illiquid or vice versa. Where this movement is considered temporary, the fair value level is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been liquid. In this case, the instrument will continue to be classified at the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects. Material movements between levels are reviewed quarterly by the Business and IPV. The breadth and depth of the IPV data allows for a rules-based quality assessment to be made of market activity, liquidity, and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available, the quality assessment will result in the instrument being assessed as level 3.

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11 Financial instruments - valuation continued

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	2022				2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets								
Trading assets								
Loans	—	35,260	395	35,655	—	33,482	721	34,203
Securities	7,463	2,458	1	9,922	19,563	5,371	21	24,955
Derivatives	5	98,533	1,007	99,545	—	105,222	917	106,139
Other financial assets								
Loans	—	172	727	899	—	359	207	566
Securities	10,380	6,278	203	16,861	28,880	7,951	186	37,017
Total financial assets held at fair value	17,848	142,701	2,333	162,882	48,443	152,385	2,052	202,880
As % of total fair value assets	11%	88%	1%		24%	75%	1%	
Liabilities								
Trading liabilities								
Deposits	—	42,486	1	42,487	—	38,658	2	38,660
Debt securities in issue	—	797	—	797	—	974	—	974
Short positions	7,462	2,062	—	9,524	20,507	4,456	1	24,964
Derivatives	2	93,070	975	94,047	—	100,229	606	100,835
Other financial liabilities								
Debt securities in issue	—	1,327	—	1,327	—	1,103	—	1,103
Other deposits	—	1,050	—	1,050	—	568	—	568
Subordinated liabilities	—	345	—	345	—	703	—	703
Total financial liabilities held at fair value	7,464	141,137	976	149,577	20,507	146,691	609	167,807
As % of total fair value liabilities	5%	94%	1%		12%	88%	0%	

(1) Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(2) For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

11 Financial instruments – valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

Adjustment	2022 £m	2021 £m
Funding – FVA	173	90
Credit – CVA	300	390
Bid – Offer	130	113
Product and deal specific	141	119
	744	712

Funding valuation adjustments on the group defined benefit pension plan increased during the year, primarily driven by increases in GBP interest rates.

The decrease in CVA was driven by a reduction in exposures, primarily due to increases in interest rates and trade exit activity, partially offset by the net impact of credit spreads widening and specific counterparty activity. The increase in bid-offer was driven by the net impact of risk changes, wider bid-offer spreads and an increase in the estimated costs of exiting certain less liquid risks. The increase in product and deal specific was driven by credit spreads widening and specific counterparty activity.

Funding valuation adjustments (FVA)

FVA represents an estimate of the adjustment that a market participant would make to incorporate funding costs and benefits that arise in relation to derivative exposures. FVA is calculated as a portfolio level adjustment and can result in either a funding charge (positive) or funding benefit (negative).

Funding levels are applied to estimated potential future exposures. For uncollateralised derivatives, the exposure reflects the future valuation of the derivative. For collateralised derivatives, the exposure reflects the difference between the future valuation of the derivative and the level of collateral posted.

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to fair value that is made to incorporate the counterparty credit risk inherent in derivative exposures. CVA is actively managed by a credit and market risk hedging process, and therefore movements in CVA are partially offset by trading revenue on the hedges.

The CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where NatWest Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

Bid-offer

Fair value positions are required to be marked to exit, represented by bid (long positions) or offer (short positions) levels. Non-derivative positions are typically marked directly to bid or offer prices. However derivative exposures are adjusted to exit levels by taking bid-offer reserves calculated on a portfolio basis. The bid-offer approach is based on current market spreads and standard market bucketing of risk.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability.

Netting is applied on a portfolio basis to reflect the value at which NatWest Group believes it could exit the net risk of the portfolio, rather than the sum of exit costs for each of the portfolio's individual trades. This is applied where the asset and liability positions are managed as a portfolio for risk and reporting purposes.

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques which have a significant dependence on information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in the income statement over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. On 31 December 2022, net gains of £74 million (2021 - £71 million) were carried forward. During the year, net gains of £97 million (2021 - £103 million) were deferred and £94 million (2021 - £94 million) were recognised in the income statement.

Where system generated valuations do not accurately reflect market prices, manual valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

Own Credit

NatWest Group considers the effect of its own credit standing when valuing financial liabilities recorded at fair value. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes. An own credit adjustment is applied to positions where it is believed that counterparties would consider NatWest Group's creditworthiness when pricing trades.

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11 Financial instruments - valuation continued
Level 3 additional information

For illiquid assets and liabilities, classified as level 3, additional information is provided on the valuation techniques used and price sensitivity of the products to those inputs. This is to enable the reader to gauge the level of uncertainty that arises from positions with significant unobservable inputs or modelling parameters.

Level 3 ranges of unobservable inputs
The table below provides additional information on level 3 instruments and inputs. This shows the valuation technique used for the fair value calculation, the unobservable input and input range.

Financial instrument	Valuation technique	Unobservable inputs	Units	2022 Low	2022 High	2021 Low	2021 High
Trading assets and Other financial assets							
Loans	Price-based	Price	%	—	113	—	106
	Discount cash flow	Credit spreads	bps	56	114	40	102
	Discount cash flow	Discount margin	bps	—	—	46	55
Debt securities	Price-based	Price	%	—	255	—	240
Equity Shares	Price-based	Price	GBP	—	34,027	—	30,378
	Price-based	Price	%	—	30	—	7
	Discount cash flow	Discount margin	%	6	8	6	8
	Net asset valuation	Fund NAV	%	80	120	80	120
Derivative assets and liabilities							
Credit derivatives	Credit derivative pricing	Credit spreads	bps	7	530	6	635
	Option pricing	Correlation	%	(15)	95	(15)	95
		Volatility	%	30	80	30	108
		Upfront points	%	—	99	—	100
		Recovery rate	%	—	60	—	60
Interest rate & FX derivatives	Option pricing	Correlation	%	(50)	100	(50)	100
		Volatility	%	30	127	17	77
		Constant Prepayment Rate	%	2	21	2	16
		Mean Reversion	%	—	92	—	92
		Inflation volatility	%	1	2	1	2
		Inflation rate	%	2	3	2	3

(1)	Valuation for private equity investments may be estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value (NAV). Similarly, for equity or bond fund investments, prices may be estimated from valuation or credit statements using NAV or similar measures.

(2)	NatWest Group does not have any material liabilities measured at fair value that are issued with an inseparable third-party credit enhancement.

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Notes to the consolidated financial statements *continued*

11 Financial instruments – valuation continued

Level 3 sensitivities

The level 3 sensitivities presented below are calculated at a trade or low-level portfolio basis rather than an overall portfolio basis. As individual sensitivities are aggregated with no reflection of the correlated nature between instruments, the overall portfolio sensitivity may not be accurately reflected. For example, some portfolios may be negatively correlated to others, where a downwards movement in one asset would produce an upwards movement in another. However, due to the additive presentation of the above figures this correlation impact cannot be displayed. As such, the actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the below table.

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%.

Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Other considerations

Whilst certain inputs used to calculate CVA, FVA and own credit adjustments are not based on observable market data, the uncertainty of these inputs is not considered to have a significant effect on the net valuation of the related derivative portfolios and issued debt.

As such, the fair value levelling of the derivative portfolios and issued debt is not determined by CVA, FVA or own credit inputs. In addition, any fair value sensitivity driven by these inputs is not included in the level 3 sensitivities presented.

The table below shows the high and low range of fair value of the level 3 assets and liabilities. This range incorporates the range of fair value inputs as described in the previous table.

	2022			2021		
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets						
Trading assets						
Loans	395	10	(10)	721	10	(10)
Securities	1	—	—	21	—	—
Derivatives	1,007	50	(50)	917	60	(70)
Other financial assets						
Loans	727	—	(10)	207	10	(10)
Securities	203	20	(30)	186	20	(20)
	2,333	80	(100)	2,052	100	(110)
Liabilities						
Trading liabilities						
Deposits	1	—	—	2	—	—
Debt securities in issue	—	—	—	—	—	—
Short positions	—	—	—	1		—
Derivatives	975	30	(30)	606	30	(30)
	976	30	(30)	609	30	(30)

11 Financial instruments – valuation continued

Movement in level 3 assets and liabilities
The following table shows the movement in level 3 assets and liabilities in the year.

	2022				2021			
	Trading assets (2) £m	Other financial assets (3) £m	Total assets £m	Total liabilities £m	Trading assets (2) £m	Other financial assets (3) £m	Total assets £m	Total liabilities £m
At 1 January	1,658	394	2,052	609	1,388	335	1,723	894
Amounts recorded in the income statement (1)	157	(14)	143	381	(93)	(29)	(122)	(90)
Amounts recorded in the statement of comprehensive income	—	(20)	(20)	—	—	23	23	—
Level 3 transfers in	194	532	726	81	125	3	128	20
Level 3 transfers out	(269)	(68)	(337)	(64)	(104)	(6)	(109)	(168)
Purchases/originations	629	185	814	382	965	452	1,416	305
Settlements/other decreases	(115)	—	(115)	(41)	(47)	(364)	(411)	(28)
Sales	(857)	(101)	(958)	(378)	(573)	(17)	(590)	(321)
Foreign exchange and other	6	22	28	6	(3)	(3)	(6)	(3)
At 31 December	1,403	930	2,333	976	1,658	394	2,052	609
Amounts recorded in the income statement in respect of balances held at year end:								
- unrealised	157	(16)	141	381	(93)	(32)	(126)	(90)

(1)	There were £224 million net losses on trading assets and liabilities (2021 – £3 million net losses) recorded in income from trading activities. Net losses on other instruments of £14 million (2021 – £29 million net losses) were recorded in other operating income and interest income as appropriate.
(2)	Trading assets comprise assets held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

11 Financial instruments - valuation continued
Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments measured at amortised cost on the balance sheet.

	Items where fair value approximates carrying value £bn	Carrying value £bn	Fair value £bn	Fair value hierarchy level		
				Level 1 £bn	Level 2 £bn	Level 3 £bn
2022						
Financial assets						
Cash and balances at central banks	**144.8**					
Settlement balances	**2.6**					
Loans to banks	**0.1**	**7.0**	**7.0**	**—**	**4.2**	**2.8**
Loans to customers		**366.3**	**354.5**	**—**	**20.3**	**334.2**
Other financial assets - securities		**13.1**	**12.8**	**3.6**	**3.2**	**6.0**
2021						
Financial assets						
Cash and balances at central banks	177.8					
Settlement balances	2.1					
Loans to banks	0.1	7.5	7.5	—	5.0	2.5
Loans to customers		359.0	354.1	—	28.0	326.1
Other financial assets - securities		8.6	8.6	4.4	0.7	3.5
2022						
Financial liabilities						
Bank deposits	**4.7**	**15.7**	**15.3**	**—**	**13.1**	**2.2**
Customer deposits	**407.0**	**43.3**	**43.3**	**—**	**12.7**	**30.6**
Settlement balances	**2.0**					
Other financial liabilities - debt securities in issue		**46.7**	**46.1**	**—**	**40.7**	**5.4**
Subordinated liabilities		**5.9**	**5.6**	**—**	**5.5**	**0.1**
Notes in circulation	**3.2**					
2021						
Financial liabilities						
Bank deposits	4.9	21.4	21.0	—	18.7	2.3
Customer deposits	442.4	37.4	37.6	—	18.1	19.5
Settlement balances	2.1					
Other financial liabilities - debt securities in issue		47.7	48.6	—	41.4	7.2
Subordinated liabilities		7.7	8.3	—	8.2	0.1
Notes in circulation	3.0					

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments
For certain short-term financial instruments, including but not limited to; cash and balances at central banks, settlement balances, loans with short-term maturities, notes in circulation and customer demand deposits, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers
In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:
(a) Contractual cashflows that are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.

(b) Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. The current methodology caps all loan values at par rather than modelling clients' option to repay loans early. This approach is adopted for lending portfolios in Retail Banking, Ulster Bank RoI, Commercial & Institutional (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

Debt securities and subordinated liabilities
Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments. The remaining population is valued using discounted cashflows at current offer rates

Bank and customer deposits
Fair values of deposits are estimated using discounted cash flow valuation techniques. Where required, methodologies can be revised as additional information and valuation inputs become available.

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12 Financial instruments - maturity analysis
Remaining maturity

This note shows the maturity profile of NatWest Group's financial assets and liabilities by contractual date of maturity and contractual cash flows.

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2022			2021		
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m
Assets						
Cash and balances at central banks	144,832	—	144,832	177,757	—	177,757
Trading assets	35,944	9,633	45,577	40,263	18,895	59,158
Derivatives	38,107	61,438	99,545	34,538	71,601	106,139
Settlement balances	2,572	—	2,572	2,141	—	2,141
Loans to banks - amortised cost	6,872	267	7,139	7,425	257	7,682
Loans to customers - amortised cost	84,289	282,051	366,340	103,689	255,301	358,990
Other financial assets	6,128	24,767	30,895	11,151	34,994	46,145
Liabilities						
Bank deposits	7,799	12,642	20,441	13,715	12,564	26,279
Customer deposits	448,821	1,497	450,318	478,801	1,009	479,810
Settlement balances	2,012	—	2,012	2,068	—	2,068
Trading liabilities	42,760	10,048	52,808	41,664	22,934	64,598
Derivatives	39,331	54,716	94,047	34,593	66,242	100,835
Other financial liabilities	13,796	35,311	49,107	16,060	33,266	49,326
Subordinated liabilities	973	5,287	6,260	1,375	7,054	8,429
Notes in circulation	3,218	—	3,218	3,047	—	3,047
Lease liabilities	137	981	1,118	238	1,025	1,263

Assets and liabilities by contractual cash flows up to 20 years

The tables on the following page, show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of financial assets and liabilities by contractual maturity. The balances in the following tables do not agree directly with the consolidated balance sheet, as the tables include all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by NatWest Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band that contains the latest date on which it can be repaid, regardless of early repayment.

The liability is included in the time band that contains the earliest possible date on which the conditions could be fulfilled, without considering the probability of the conditions being met.

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period, whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by NatWest Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayments of assets and liabilities are linked, the repayment of assets in securitisations is shown on the earliest date that the asset can be prepaid, as this is the basis used for liabilities.

The principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after 20 years.

The maturity of guarantees and commitments is based on the earliest possible date they would be drawn in order to evaluate NatWest Group's liquidity position.

MFVTPL assets of £145.8 billion (2021 - £165.6 billion) and HFT liabilities of £146.7 billion (2021 - £165.3 billion) have been excluded from the following tables.

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Notes to the consolidated financial statements *continued*

12 Financial instruments – maturity analysis continued

2022	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity up to 20 years						
Cash and balances at central banks	144,832	—	—	—	—	—
Derivatives held for hedging	130	345	28	41	(44)	43
Settlement balances	2,572	—	—	—	—	—
Loans to banks - amortised cost	5,254	1,621	17	288	—	—
Loans to customers - amortised cost	50,923	43,417	76,278	55,128	85,038	100,085
Other financial assets (1)	2,771	4,507	8,391	7,835	5,706	2,524
Finance lease	96	267	857	482	549	296
	206,578	50,157	85,571	63,774	91,249	102,948
Liabilities by contractual maturity up to 20 years						
Bank deposits	6,690	1,445	5,662	8,503	89	—
Customer deposits	437,830	11,389	1,252	2	14	20
Settlement balances	2,012	—	—	—	—	—
Derivatives held for hedging	280	(371)	586	306	116	85
Other financial liabilities	6,720	6,640	18,833	13,906	7,361	294
Subordinated liabilities	96	1,073	2,690	1,897	1,541	328
Other liabilities- Notes in circulation	3,218	—	—	—	—	—
Lease liabilities	41	113	260	203	318	254
	456,887	20,289	29,283	24,817	9,439	981
Guarantees and commitments - notional amount						
Guarantees (2)	3,150	—	—	—	—	—
Commitments (3)	118,779	—	—	—	—	—
	121,929	—	—	—	—	—
2021						
Assets by contractual maturity up to 20 years						
Cash and balances at central banks	177,757	—	—	—	—	—
Derivatives held for hedging	(23)	(32)	72	15	10	17
Settlement balances	2,141	—	—	—	—	—
Loans to banks - amortised cost	5,735	1,689	21	—	—	—
Loans to customers - amortised cost	65,760	43,144	63,979	45,057	73,044	90,115
Other financial assets (1)	3,924	7,576	10,467	8,048	7,444	5,523
Finance lease	290	340	746	504	704	377
	255,584	52,717	75,285	53,624	81,202	96,032
Liabilities by contractual maturity up to 20 years						
Bank deposits	13,292	421	566	12,003	—	—
Customer deposits	473,123	5,440	1,155	73	4	19
Settlement balances	2,068	—	—	—	—	—
Derivatives held for hedging	(57)	(31)	561	155	(152)	(198)
Other financial liabilities	6,967	9,293	16,953	10,062	7,905	292
Subordinated liabilities	66	1,604	3,481	2,170	1,496	563
Other liabilities- Notes in circulation	3,047	—	—	—	—	—
Lease liabilities	74	161	220	167	281	251
	498,580	16,888	22,936	24,630	9,534	927
Guarantees and commitments - notional amount						
Guarantees (2)	2,055	—	—	—	—	—
Commitments (3)	118,536	—	—	—	—	—
	120,591	—	—	—	—	—

(1) Other financial assets exclude equity shares.
(2) NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused.
(3) NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

13 Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value and classified as held-for-trading. Financial instruments are classified as held for trading if they are held for the purpose of selling or repurchasing them in the short term, to make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

For accounting policy information see Accounting policies note 3.8.

Assets	2022 £m	2021 £m
Loans		
Reverse repos	21,537	20,742
Collateral given	13,005	12,047
Other loans	1,113	1,414
Total loans	35,655	34,203
Securities		
Central and local government		
- UK	2,205	6,919
- US	2,345	3,329
- other	2,799	10,929
Financial institutions and corporate	2,573	3,778
Total securities	9,922	24,955
Total	45,577	59,158
Liabilities		
Deposits		
Repos	23,740	19,389
Collateral received	17,680	17,718
Other deposits	1,067	1,553
Total deposits	42,487	38,660
Debt securities in issue	797	974
Short positions	9,524	24,964
Total	52,808	64,598

14 Derivatives

Derivative is a term covering a wide range of financial instruments that derive their fair value from an underlying rate or price, for example interest rates or exchange rates (the underlying). NatWest Group uses derivatives as a part of its trading activities, to manage its own risks such as interest rate, foreign exchange, or credit risk and in certain customer transactions. This note shows contracted volumes of derivatives, how they are used for hedging purposes and more specifically the effects of the application of hedge accounting.

For accounting policy information see Accounting policies note 3.8 and 3.12.

	2022			2021		
	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Exchange rate contracts	3,168	45,829	45,237	3,167	38,517	39,286
Interest rate contracts	10,742	53,480	48,535	8,919	67,458	61,206
Credit derivatives	15	236	275	14	154	343
Equity and commodity contracts	—	—	—	—	10	—
		99,545	94,047		106,139	100,835

NatWest Group applies hedge accounting to reduce the accounting mismatch caused in the income statement by using derivatives to hedge the following risks: interest rate, foreign exchange and the foreign exchange risk associated with net investment in foreign operations.

NatWest Group's interest rate hedging relates to the management of NatWest Group's non-trading structural interest rate risk, caused by the mismatch between fixed interest rates and floating interest rates on its financial instruments. NatWest Group manages this risk within approved limits. Residual risk positions are hedged with derivatives, principally interest rate swaps.

Suitable larger fixed rate financial instruments are subject to fair value hedging in line with documented risk management strategies

Cash flow hedges of interest rate risk relate to exposures to the variability in future interest payments and receipts due to the movement of benchmark interest rates on forecast transactions and on financial assets and financial liabilities. This variability in cash flows is hedged by interest rate swaps, which convert variable cash flows into fixed. For these cash flow hedge relationships, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to the relevant benchmark rates, most notably USD LIBOR, SOFR, EURIBOR, SONIA and the Bank of England Official Bank Rate. The variability in cash flows due to movements in the relevant benchmark rate is hedged; this risk component is identified using the risk management systems of NatWest Group and encompasses the majority of cash flow variability risk.

Fair value hedges of interest rate risk involve interest rate swaps transforming the fixed interest rate risk in financial assets and financial liabilities to floating. The hedged risk is the risk of changes in the hedged item's fair value attributable to changes in the benchmark interest rate risk component of the hedged item. The significant benchmarks identified as risk components are USD LIBOR, SOFR, EURIBOR and SONIA. These risk components are identified using the risk management systems of NatWest Group and encompass the majority of the hedged item's fair value risk.

NatWest Group hedges the exchange rate risk of its net investment in foreign currency denominated operations with currency borrowings and forward foreign exchange contracts. NatWest Group reviews the value of the investments' net assets, executing hedges where appropriate to reduce the sensitivity of capital ratios to foreign exchange rate movement. Hedge accounting relationships will be designated where required.

Exchange rate risk also arises in NatWest Group where payments are denominated in currencies other than the functional currency. Residual risk positions are hedged with forward foreign exchange contracts, fixing the exchange rate the payments will be settled in. The derivatives are documented as cash flow hedges.

For all cash flow hedging and fair value hedge relationships, and net investment hedging, NatWest Group determines that there is an adequate level of offsetting between the hedged item and hedging instrument at inception and on an ongoing basis. This is achieved by comparing movements in the fair value of the expected highly probable forecast cash flows/fair value of the hedged item attributable to the hedged risk with movements in the fair value of the expected changes in cash flows from the hedging instruments. The method used for comparing movements is either regression testing or the dollar offset method. The method for testing effectiveness and the period over which the test is performed depends on the applicable risk management strategy and is applied consistently to each risk management strategy. Hedge effectiveness is assessed on a cumulative basis and the determination of effectiveness is in line with the requirements of IAS39.

NatWest Group uses either the actual ratio between the hedged item and hedging instrument(s) or one that minimises hedge ineffectiveness to establish the hedge ratio for hedge accounting. Hedge ineffectiveness is measured in line with the requirements of IAS39 and recognised in the income statement as it arises.

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14 Derivatives continued

Included in the table below are derivatives held for hedging purposes as follows:

	2022				2021			
	Notional	Assets	Liabilities	Changes in fair value used for hedge ineffectiveness (1)	Notional	Assets	Liabilities	Changes in fair value used for hedge ineffectiveness (1)
	£bn	£m	£m	£m	£bn	£m	£m	£m
Fair value hedging								
Interest rate contracts	58.7	1,554	3,009	482	65.6	1,176	2,057	897
Cash flow hedging								
Interest rate contracts	167.6	2,681	6,207	(3,342)	133.1	952	1,149	(931)
Exchange rate contracts	6.3	142	112	(3)	7.3	30	109	27
Net investment hedging								
Exchange rate contracts	0.5	1	9	4	0.5	11	1	7
	233.1	4,378	9,337	(2,859)	206.5	2,169	3,316	—
IFRS netting/Clearing house settlements		(4,235)	(9,205)			(2,125)	(3,196)	
		143	132			44	120	

(1)   The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.

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Notes to the consolidated financial statements *continued*

14 Derivatives continued

The following table shows the period in which the notional of hedging contract ends:

2022	0-3 months £bn	3-12 months £bn	1-3 years £bn	3-5 years £bn	5-10 years £bn	10-20 years £bn	20+ years £bn	Total £bn
Fair value hedging								
Hedging assets - interest rate risk	0.5	1.9	4.7	4.9	4.2	2.5	1.1	19.8
Hedging liabilities - interest rate risk	1.0	2.9	14.6	10.3	9.6	0.5	—	38.9
Cash flow hedging								
Hedging assets								
Interest rate risk	6.6	9.4	46.5	21.9	10.1	—	—	94.5
Average fixed interest rate (%)	1.36	1.98	1.71	2.04	1.02	3.12	—	1.72
Hedging liabilities								
Interest rate risk	17.3	26.8	15.7	5.1	7.5	0.7	—	73.1
Average fixed interest rate (%)	1.27	0.95	2.75	1.03	2.68	4.55	—	1.63
Hedging assets								
Exchange rate risk	0.1	—	—	—	—	—	—	0.1
Hedging liabilities								
Exchange rate risk	—	1.1	2.8	2.1	0.2	—	—	6.2
Net investment hedging								
Exchange rate risk	0.5	—	—	—	—	—	—	0.5
2021								
Fair value hedging								
Hedging assets - interest rate risk	0.9	2.5	5.5	5.7	6.2	4.9	4.5	30.2
Hedging liabilities - interest rate risk	1.1	4.2	11.8	9.3	8.4	0.6	0.0	35.4
Cash flow hedging								
Hedging assets								
Interest rate risk	5.4	8.1	14.3	24.5	11.4	—	—	63.7
Average fixed interest rate (%)	1.40	1.19	1.35	0.65	0.82	—	—	0.97
Hedging liabilities								
Interest rate risk	8.8	21.1	33.0	3.3	2.5	0.7	—	69.4
Average fixed interest rate (%)	0.50	0.24	0.41	0.47	1.01	4.55	—	0.44
Hedging assets								
Exchange rate risk	—	—	—	—	—	—	—	—
Hedging liabilities								
Exchange rate risk	0.1	2.4	3.5	1.3	—	—	—	7.3
Net investment hedging								
Exchange rate risk	0.5	—	—	—	—	—	—	0.5

For cash flow hedging of exchange rate risk, the average foreign exchange rates applicable across the relationships were as below for the main currencies hedged.

	2022	2021
INR/GBP	100.54	106.58
USD/GBP	1.29	1.38
CHF/GBP	1.15	1.25
JPY/GBP	132.89	132.93
JPY/USD	128.29	n/a
NOK/USD	9.21	n/a
CNH/GBP	n/a	8.74

For net investment hedging of exchange rate risk, the average foreign exchange rates applicable were as below for the main currencies hedged.

	2022	2021
SEK/GBP	13.23	11.74
DKK/GBP	n/a	8.85
NOK/GBP	12.34	12.12
AED/USD	4.42	3.67
USD/GBP	1.20	1.32

14 Derivatives continued

The table below analyses assets and liabilities subject to hedging derivatives.

	Carrying value of hedged assets and liabilities £m	Impact on hedged items included in carrying value £m	Changes in fair value used as a basis to determine ineffectiveness (1) £m	Impact on hedged items ceased to be adjusted for hedging gains or losses £m
2022				
Fair value hedging - interest rate				
Loans to banks and customers - amortised cost	5,764	(526)	(1,236)	63
Other financial assets - securities	12,897	(922)	(2,525)	(2)
Total	18,661	(1,448)	(3,761)	61
Bank and customer deposits	565	(3)	3	—
Other financial liabilities - debt securities in issue	35,856	(2,222)	2,790	—
Subordinated liabilities	5,504	(547)	526	—
Total	41,925	(2,772)	3,319	—
Cash flow hedging - interest rate				
Loans to banks and customer - amortised cost (2)	93,212		5,263	
Other financial assets - securities	1,176		73	
Total	94,388		5,336	
Bank and customer deposits	72,610		(2,008)	
Other financial liabilities - debt securities in issue	571		(46)	
Total	73,181		(2,054)	
Cash flow hedging - exchange rate				
Loans to banks and customer - amortised cost (2)	—		—	
Other financial assets - securities	—		—	
Total	—		—	
Other financial liabilities - debt securities in issue	4,141		(2)	
Subordinated liabilities	—		—	
Other	204		5	
Total	4,345		3	
2021				
Fair value hedging - interest rate				
Loans to banks and customers - amortised cost	6,603	701	(478)	69
Other financial assets - securities	30,882	518	(1,576)	—
Total	37,485	1,219	(2,054)	69
Other financial liabilities - debt securities in issue	34,371	454	953	—
Subordinated liabilities	6,235	(9)	255	—
Total	40,606	445	1,208	—
Cash flow hedging - interest rate				
Loans to banks and customers - amortised cost	63,025		1,984	
Other financial assets - securities	714		26	
Total	63,739		2,010	
Bank and customer deposits	68,383		(1,084)	
Other financial liabilities - debt securities in issue	1,006		(21)	
Total	69,389		(1,105)	
Cash flow hedging - exchange rate				
Loans to banks and customer - amortised cost	21		—	
Other financial assets - securities	2		—	
Total	23		—	
Cash flow hedging - exchange rate				
Other financial liabilities - debt securities in issue	6,337		(5)	
Subordinated liabilities	742		(12)	
Other	200		(10)	
Total	7,279		(27)	

(1)   The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2)   Includes cash and balances at central banks.

14 Derivatives continued

The following table shows an analysis of the pre-tax cash flow hedge reserve and foreign exchange hedge reserve.

| | 2022 | | 2021 | |
	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m
Continuing				
Interest rate risk	(3,576)	—	(295)	—
Foreign exchange risk	16	(85)	23	53
De-designated				
Interest rate risk	(297)	—	(297)	—
Foreign exchange risk	20	(880)	10	(759)
Total	(3,837)	(965)	(559)	(706)

| | 2022 | | 2021 | |
	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m
Amount recognised in equity				
Interest rate risk	(2,997)	(64)	(700)	—
Foreign exchange risk	24	(202)	13	88
Total	(2,973)	(266)	(687)	88
Amount transferred from equity to earnings				
Interest rate risk to net interest income	(252)	—	(181)	—
Interest rate risk to non-interest income (1)	(21)	—	20	—
Interest rate risk to operating expenses	(14)	—	—	—
Foreign exchange risk to net interest income	(29)	—	(4)	2
Foreign exchange risk to non-interest income	15	7	1	(2)
Foreign exchange risk to operating expenses	(3)	—	3	—
Total	(304)	7	(161)	—

(1) There was £21 million (2021 - £20 million) reclassified with the cash flow reserve to earnings due to forecasted cash flows that are no longer expected to occur.

Hedge ineffectiveness recognised in other operating income comprises:

	2022 £m	2021 £m	2020 £m
Fair value hedging			
(Loss)/gain on hedged items attributable to the hedged risk	(442)	(846)	877
Gain/(loss) on the hedging instruments	482	897	(875)
Fair value hedging ineffectiveness	40	51	2
Cash flow hedging			
Interest rate risk	(60)	(26)	22
Cash flow hedging ineffectiveness	(60)	(26)	22
Total	(20)	25	24

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

— The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge).
— Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and
— Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

15 Loan impairment provisions
Loan exposure and impairment metrics

There is a risk that customers and counterparties fail to meet their contractual obligation to settle outstanding amounts, known as expected credit losses (ECL). The calculation of ECL considers historic, current and forward-looking information to determine the amount we do not expect to recover. ECL is recognised on current and potential exposures, and contingent liabilities.

For accounting policy information see Accounting policies note 2.3. Further disclosures on credit risk and information on ECL methodology are shown from page 190.

The table below summarises loans and credit impairment measures within the scope of IFRS 9 Expected credit losses framework.

	2022 £m	2021 £m
Loans - amortised cost and FVOCI		
Stage 1	325,224	330,824
Stage 2	46,833	33,981
Stage 3	5,096	5,022
Of which: individual	*1,121*	*1,215*
Of which: collective	*3,975*	*3,807*
	377,153	369,827
ECL provisions (1)		
- Stage 1	632	302
- Stage 2	1,043	1,478
- Stage 3	1,759	2,026
Of which: individual	*287*	*363*
Of which: collective	*1,472*	*1,663*
	3,434	3,806
ECL provision coverage (2)		
- Stage 1 (%)	0.19	0.09
- Stage 2 (%)	2.23	4.35
- Stage 3 (%)	34.52	40.34
	0.91	1.03
Continuing operations		
Impairment (releases)/losses		
ECL (release)/charge (3,4)	337	(1,173)
Stage 1	(290)	(1,317)
Stage 2	393	(164)
Stage 3	234	308
Of which: individual	*54*	*20*
Of which: collective	*180*	*288*
Amounts written off	482	876
Of which: individual	*168*	*455*
Of which: collective	*314*	*421*

(1) Includes loans to customers and banks.
(2) Includes £3 million (2021 - £5 million) related to assets classified as FVOCI and £0.1 billion (2021 - £0.1 billion related to off-balance sheet exposures.
(3) ECL provisions coverage is calculated as total ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(4) Includes a £3 million charge (2021 - £3 million release) related to other financial assets, of which nil (2021 - £2 million release) related to assets classified as FVOCI; and £5 million release (2021 - £34 million release) related to contingent liabilities.
(5) The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £143.3 billion (2021 – £176.3 billion) and debt securities of £29.9 billion (2021 – £44.9 billion).

15 Loan impairment provisions continued

Credit risk enhancement and mitigation

For information on Credit risk enhancement and mitigation held as security, refer to Risk and capital management – Credit risk enhancement and mitigation section.

Critical accounting policy: Loan impairment provisions

Accounting policies note 2.3 sets out how the expected loss approach is applied. At 31 December 2022, customer loan impairment provisions amounted to £3,434 million (2021 - £3,806 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes, changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management's assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgments that are potentially significant to the estimate of impairment losses. For further information and sensitivity analysis, refer to Risk and capital management – Measurement uncertainty and ECL sensitivity analysis section.

IFRS 9 ECL model design principles

Refer to Credit risk – IFRS 9 ECL model design principles section for further details.

Approach for multiple economic scenarios (MES)

The base scenario plays a greater part in the calculation of ECL than the approach to MES. Refer to Credit risk – Economic loss drivers - Probability weightings of scenarios section for further details.

16 Other financial assets

Other financial assets consist of debt securities, equity shares and loans that are not held for trading. Balances consist of local and central government securities, a component part of NatWest Group's liquidity portfolio.

For accounting policy information see Accounting policy 3.8.

	Debt securities					Equity		
	Central and local government			Other				
	UK	US	Other	debt	Total	shares	Loans	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m
Mandatory fair value through profit or loss	—	—	—	2	2	3	782	787
Fair value through other comprehensive income [1]	802	7,175	1,757	6,765	16,499	357	117	16,973
Amortised cost	2,562	937	54	9,582	13,135	—	—	13,135
Total	3,364	8,112	1,811	16,349	29,636	360	899	30,895
2021								
Mandatory fair value through profit or loss	—	—	—	6	6	13	298	317
Fair value through other comprehensive income [1]	11,938	10,086	5,604	9,058	36,686	312	268	37,266
Amortised cost	3,821	156	81	4,504	8,562	—	—	8,562
Total	15,759	10,242	5,685	13,568	45,254	325	566	46,145

(1) Upon initial recognition, NatWest Group occasionally irrevocably designates some of its equity investments as equity instruments at FVOCI when they meet the definition of equity under IAS 32 Financial instruments: presentation, are not held for trading or they are held for strategic purposes. Such classification is determined on an instrument-by-instrument basis. Gains and losses on these equity instruments are not recycled to the income statement and dividends are recognised in profit or loss except when they represent a recovery of part of the cost of the instrument, in which case such gains are recorded in OCI. Equity instruments at FVOCI are not subject to an impairment assessment.

During the year NatWest Group acquired £146 million of equity shares in Permanent TSB Group Holdings p.l.c. as part consideration on the sale of certain assets. Refer to Note 8 for additional information on assets of disposal groups. In addition, NatWest Group acquired £26 million of equity shares in Vodeno Limited.

NatWest Group disposed of equity shares in Visa Inc. of £99 million and UBS Equity Funds of £69 million. There were no significant disposals in the prior year. There are no significant dividends on equity shares held at FVOCI in either year.

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17 Intangible assets

Intangible assets, such as internally generated software and goodwill generated on business combinations are not physical in nature. This note presents the cost of the assets, which is the amount NatWest Group initially paid or incurred, additions and disposals during the year, and any amortisation or impairment. Amortisation is a charge that reflects the usage of the asset and impairment is a reduction in value arising from specific events identified during the year.

For accounting policy information see Accounting policies notes 3.4 and 3.5.

	2022			2021		
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	9,939	3,050	12,989	9,939	2,592	12,531
Currency translation and other adjustments	(8)	(3)	(11)	—	29	29
Additions	—	743	743	—	479	479
Disposals and write-off of fully amortised assets	—	(27)	(27)	—	(50)	(50)
At 31 December	9,931	3,763	13,694	9,939	3,050	12,989
Accumulated amortisation and impairment						
At 1 January	4,417	1,849	6,266	4,332	1,544	5,876
Currency translation and other adjustments	(8)	(4)	(12)	—	31	31
Disposals and write-off of fully amortised assets	—	(17)	(17)	—	(28)	(28)
Impairment of intangible assets	—	—	—	85	2	87
Amortisation charge for the year	—	341	341	—	300	300
At 31 December	4,409	2,169	6,578	4,417	1,849	6,266
Net book value at 31 December	5,522	1,594	7,116	5,522	1,201	6,723

(1) Principally internally generated software.

Intangible assets and goodwill are reviewed for indicators of impairment. No impairment was indicated at 31 December 2022. In 2021 goodwill in the Retail Banking segment was impaired by £85 million.

NatWest Group's goodwill acquired in business combinations is reviewed for impairment annually at 31 December by cash-generating unit (CGU) (2022 and 2021: Retail Banking £2,607 million; Commercial Banking £2,606 million; Private Banking £9 million; and RBS International £300 million). Analysis by reportable segment is in Note 4 Segmental analysis.

Impairment testing involves the comparison of the carrying value of each CGU with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management, which are consistent with NatWest Group's capital targets.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. Value in use is the present value of expected future cash flows from the CGU.

The recoverable amounts for all CGUs at 31 December 2022 were based on value in use, using management's latest five-year revenue and cost forecasts. These are discounted cash flow projections over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected growth of the CGUs (2022: 1.4% and 2021: 1.6%). The pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs (2022: 15.3% for Retail Banking, Commercial Banking and Private Banking, 14% for RBS International, and 2021: 13.9% for Retail Banking, Commercial Banking and Private Banking, 12.1% for RBS International).

18 Other assets

Other assets are not financial assets and reflect a grouping of assets that are not large enough to present separately on the balance sheet.

	2022	2021
	£m	£m
Interests in associates (1)	688	716
Property, plant and equipment (2)	4,240	4,230
Pension schemes in net surplus (Note 5)	318	602
Prepayments	340	360
Accrued income	327	248
Tax recoverable	279	190
Deferred tax (Note 7)	2,178	1,195
Acceptances	237	225
Other	569	476
Other assets	9,176	8,242

(1)   Includes interest in Business Growth Fund £677 million (2021 - £700 million).
(2)   The estimated useful lives of NatWest Group's property, plant and equipment are: freehold buildings and long leasehold 50 years, short leaseholds for unexpired period of lease, property adaptation costs 10 to 15 years, computer equipment up to 5 years and other equipment 4 to 15 years.

19 Other financial liabilities

Other financial liabilities consist of customer deposits designated at fair value and debt securities in issue.

For accounting policy information see Accounting policies notes 3.8 and 3.11.

	2022	2021
	£m	£m
Customer deposits - designated as at fair value through profit or loss	1,050	568
Debt securities in issue		
- MRELs	22,265	23,422
- Other medium term notes	16,419	12,430
- Commercial paper and certificates of deposit	5,672	9,153
- Covered bonds	2,842	2,886
- Securitisation	859	867
Total	49,107	49,326

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20 Subordinated liabilities

Subordinated liabilities are debt securities that, in the event of winding up or bankruptcy, rank below other liabilities for interest payments and repayment.

For accounting policy information see Accounting policies notes 3.8 and 3.11.

	2022 £m	2021 £m
Dated loan capital	5,968	8,051
Undated loan capital	173	259
Preference shares	119	119
	6,260	8,429

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Dated loan capital		First call date	Maturity date	Capital treatment	2022 £m	2021 £m
Natwest Group plc						
$2,250 million	6.13% notes	—	Dec-22	Tier 2	—	986
$2,250 million	5.13% notes	—	May-24	Tier 2	706	956
$2,000 million	6.00% notes	—	Dec-23	Tier 2	536	1073
£1,000 million	3.622% notes	Aug-25	Aug-30	Tier 2	964	995
£1,000 million	2.105% notes	Aug-26	Nov-31	Tier 2	1001	999
$1,000 million	6.10% notes	—	Jun-23	Tier 2	126	354
$850 million	3.032% notes	Nov-30	Nov-35	Tier 2	555	584
€750 million	1.043% notes	Jun-27	Sep-32	Tier 2	665	630
$750 million	3.754% notes	Nov-24	Nov-29	Tier 2	626	558
£650 million	7.416% notes	Mar-28	Jun-33	Tier 2	641	—
$650 million	6.425% notes	Jan-34	Jan-43	Not applicable	—	554
					5,820	7,689
Other subsidiaries						
$650 million	6.3% notes	Jan-34	Dec-43	Not applicable	—	39
€300 million	Floating rate notes	—	Jun-22	Tier 2	—	252
€170 million	Floating rate notes	—	Feb-41	Not applicable	223	331
$150 million	7.125% notes	—	Oct-93	Not applicable	18	113
€145.6 million	Floating rate notes	—	Apr-23	Tier 2	122	119
$136 million	7.75% notes	—	May-23	Not applicable	83	104
					6,266	8,647
Undated loan capital						
Natwest Group plc						
$762 million	7.648% notes	Sep-31	—	Not applicable	—	51
Other subsidiaries						
£16 million	5.63% notes	Sep-26	—	Not applicable	18	20
£19 million	5.63% notes	Jun-32	—	Tier 2	—	1
£21 million	6.2% notes	Mar-22	—	Tier 2	—	22
£31 million	7.38% notes	—	—	Not applicable	2	1
£53 million	7.125% notes	Oct-22	—	Not applicable	—	56
€31 million	11.375% notes	—	—	Tier 2	48	45
£35 million	11.5% notes	Dec-22	—	Not applicable	72	31
£11 million	11.75% notes	—	—	Tier 2	25	24
£1.1 million	SONIA + 2.8266% notes	—	—	Tier 2	2	2
£4.9 million	2.5% fixed notes	—	—	Not applicable	6	6
					173	259
Preference shares						
Other subsidiaries						
£140 million	Non-cumulative preference shares of £1	—	—	Not applicable	119	119
					119	119
Fair Value Hedging					(298)	(596)
					6,260	8,429

(1) Notes redeemed before call date as tax and regulatory benefits discontinued.

21 Other liabilities

Other liabilities are amounts due to third parties that are not financial liabilities including lease liabilities, amounts due for goods and services that have been received but not invoiced, tax due to HMRC, and retirement benefit liabilities. Liabilities which have a level of uncertainty regarding their timing or the future cost to settle them are included in other liabilities as provisions for liabilities and charges.

Other liabilities	2022 £m	2021 £m
Lease liabilities	1,118	1,263
Provisions for liabilities and charges	1,138	1,268
Retirement benefit liabilities (Note 5)	98	114
Accruals	1,407	1,508
Deferred income	355	319
Current tax	55	12
Deferred tax (Note 7)	227	359
Acceptances	237	225
Other liabilities (1)	711	729
	5,346	5,797

(1) Other liabilities include liabilities of disposal groups of £15 million (2021 - £5 million). See Note 8 for further information.

Provisions for liabilities and charges	Customer redress (1) £m	Litigation and other regulatory £m	Property £m	Financial commitments and guarantees £m	Other (2) £m	Total £m
At 1 January 2022	474	277	231	93	193	1,268
Expected credit loss impairment release	—	—	—	(6)	—	(6)
Currency translation and other movements	2	20	—	—	7	29
Charge to income statement	178	36	31	—	193	438
Release to income statement	(45)	(14)	(71)	—	(60)	(190)
Provisions utilised	(178)	(79)	(37)	—	(107)	(401)
At 31 December 2022	431	240	154	87	226	1,138

(1) Includes payment protection insurance provision which reflects the estimated cost of PPI redress attributable to claims prior to the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019. All pre-deadline complaints have been processed which removes complaint volume estimation uncertainty from the provision estimate. NatWest Group continues to conclude remaining bank-identified closure work and conclude cases with the Financial Ombudsmen Service.
(2) Other materially comprises provisions relating to restructuring costs.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

For accounting policy information see Accounting policies note 2.4.

Critical accounting policy: Provisions for liabilities
The key judgment is involved in determining whether a present obligation exists. There is often a high degree of uncertainty and judgment is based on the specific facts and circumstances relating to individual events in determining whether there is a present obligation. Judgment is also involved in estimation of the probability, timing and amount of any outflows. Where NatWest Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Estimates - Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably.

Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

— Customer redress: Provisions reflect the estimated cost of redress attributable to claims where it is determined that a present obligation exists.
— Litigation and other regulatory: NatWest Group is engaged in various legal proceedings, both in the UK and in overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, refer to Note 26.
— Property: This includes provision for contractual costs associated with vacant properties.
— Other provisions: These materially comprise provisions for onerous contracts and restructuring costs. Onerous contract provisions comprise an estimate of the costs involved in fulfilling the terms and conditions of contracts net of any expected benefits to be received. This includes provision for contractual costs associated with vacant properties. Redundancy and restructuring provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists.

Background information for all material provisions is given in Note 26.

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22 Share capital and other equity

Share capital consists of ordinary shares and preference shares and is measured as the number of shares allotted and fully paid multiplied by the nominal value of a share. Other equity includes paid-in equity, merger reserves, capital redemption reserve and own shares held.

For accounting policy information see Accounting policies note 3.11.

	2022	2021	Number of shares 2022	2021
Allotted, called up and fully paid	£m	£m	000s	000s
Ordinary shares of £1.0769 (1)	10,539	11,468	9,786,024	11,467,982
Cumulative preference shares of £1	0.5	0.5	483	483
Non-cumulative preference shares of US$0.01 (2)	—	—	—	10

(1) The nominal value of ordinary shares without rounding is £1.076923076923077 per share
(2) The company redeemed the Series U Non-cumulative dollar preference shares on 31 March 2022.

Movement in allotted, called up and fully paid ordinary shares	£m	Number of shares 000s
At 1 January 2021	12,129	12,129,165
Shares issued	38	37,584
Share cancellation	(699)	(698,767)
At 1 January 2022	11,468	11,467,982
Share cancellation	(929)	(929,188)
Share consolidation	—	(752,770)
At 31 December 2022	10,539	9,786,024

Ordinary shares

At a General Meeting of the company on 25 August 2022, shareholders approved a share consolidation of the company's ordinary shares. Every 14 existing ordinary shares of £1 each in the capital of the company in issue as at 26 August 2022 were consolidated into one intermediate ordinary share of £14.00 and immediately divided into 13 new ordinary shares of £1.0769 in the capital of the company.

There is no authorised share capital under the company's constitution. At 31 December 2022, the directors had authority granted at the 2022 Annual General Meeting to issue up to £561,452,512 nominal of ordinary shares other than by pre-emption to existing shareholders. This figure was amended to £520,306,980 at the General Meeting on 25 August 2022 to preserve the position as if the share consolidation had not taken place.

On 6 February 2019 the company held a General Meeting and shareholders approved a special resolution to give the company authority to make off-market purchases of up to 4.99% of its issued ordinary share capital in any 12-month period from HM Treasury (or its nominee) at such times as the directors may determine is appropriate. Full details of the proposal are set out in the Circular and Notice of General Meeting available at natwestgroup.com. This authority was renewed at the Annual General Meeting in 2022, and amended at the General Meeting held on 25 August 2022 to preserve the position as if the share consolidation had not taken place. Shareholders will be asked to renew the authority at the Annual General Meeting in 2023.

The company utilised the authority it obtained at the 2021 AGM to make an off-market purchase of 549,851,147 ordinary shares (nominal value £549,851,147) in the company from HMT on 28 March 2022, at a price of 220.5p per ordinary share for the total consideration of £1,212,421,779, representing 4.91% of the company's issued ordinary share capital. The company cancelled all of the purchased ordinary shares.

At the Annual General Meeting in 2022 shareholders authorised the company to make market purchases of up to 1,122,905,024 ordinary shares in the company. The authority was amended at the General Meeting held on 25 August 2022 to preserve the position as if the share consolidation had not taken place and

shareholders will be asked to renew the authority at the Annual General Meeting in 2023.

The directors utilised the authority obtained at the 2021 AGM to conduct a share buyback programme (the Programme) of up to £750 million, as announced to the market on 30 July 2021. The Programme's purpose is to reduce the ordinary share capital of NatWest Group. Taking into account the reduction in issued ordinary share capital which occurred as a result of the off-market buyback announced on 19 March 2021, the maximum number of ordinary shares that could be purchased by the company under the Programme was 1,157,583,542.

Phase 1 of the Programme commenced on 2 August 2021 and completed on 18 January 2022. 340,537,460 ordinary shares (nominal value £340,537,460) were purchased by the company at an average purchase price of 220.0199p per ordinary share for the total consideration of £749,250,031. Phase 2 of the Programme commenced on 21 February 2022 and completed on 15 July 2022. A further 346,835,822 ordinary shares (nominal value £346,835,822) were purchased by the company at an average purchase price of 216.2406p per ordinary share for the total consideration of £749,999,999. All of the purchased ordinary shares were cancelled, representing 11.23% of the company's issued ordinary share capital.

In 2022 NatWest Group paid an interim dividend of £364 million, or 3.5p per ordinary share (2021 – £347 million, or 3p per ordinary share).

In addition, the company also paid a special dividend of £1,750 million, or 16.8p per ordinary share.

The company has announced that the directors have recommended a final dividend of £1.0 billion, or 10.0p per ordinary share (2021 – £844 million, or 7.5p per ordinary share) subject to shareholder approval at the Annual General Meeting on 25 April 2023.

If approved, payment will be made on 2 May 2023 to shareholders on the register at the close of business on 17 March 2023. The ex-dividend date will be 16 March 2023.

22 Share capital and other equity continued
Cumulative preference shares

At the 2021 Annual General Meeting, shareholders authorised the company to make an off-market purchase of preference shares in the company. In December 2021 the company used this authority to purchase 157,546 5.5% cumulative preference shares and 259,314 11% cumulative preference shares. The company cancelled all of the purchased preference shares.

Non-cumulative preference shares

The company announced on 2 February 2022 that it had given notice to holders of the redemption of the Series U Non-Cumulative Dollar Preference Shares. On 31 March 2022, the Series U Dollar Non-cumulative Preference Shares, of amount outstanding US$1,013,000,000 were redeemed at the redemption price of US$100,000 per Series U Dollar Preference Share plus accrued dividends equalling $635.94 per share.

	2022 £m	2021 £m	2020 £m
Additional Tier 1 notes			
US$1.15 billion 8% notes callable August 2025 (1)	735	735	735
US$2.65 billion 8.625% notes callable August 2021 (2)	—	—	2,046
US$1.5 billion 6.000% notes callable December 2025 - June 2026 (3)	1,220	1,220	1,220
GBP£1.0 billion 5.125% notes callable May - November 2027 (4)	998	998	998
GBP£0.4 billion – March 2021 issuance (5)	399	399	—
US$0.75 billion – June 2021 issuance (6)	538	538	—
	3,890	3,890	4,999

(1) Issued in August 2015. In the event of conversion, converted into ordinary shares at a price of $3.295 nominal per £1 share.
(2) Issued in August 2016. In the event of conversion, converted into ordinary shares at a price of $2.284 nominal per £1 share. In July 2021, paid-in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 Capital notes.
(3) Issued in June 2020. In the event of conversion, converted into ordinary shares at a price of $2.179 (translated at applicable exchange rate) per £1 share.
(4) Issued in November 2020. In the event of conversion, converted into ordinary shares at a price of £1.754 nominal per £1 share.
(5) Issued in March 2021. In the event of conversion, converted into ordinary shares at a price of £1.754 nominal per £1 share.
(6) Issued in June 2021. In the event of conversion, converted into ordinary shares at a price of $2.448 (translated at applicable exchange rate) per £1 share.

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

Additional Tier 1 instruments issued by NatWest Group plc having the legal form of debt are classified as equity under IFRS. The coupons on these instruments are non-cumulative and payable at the company's discretion. In the event NatWest Group's CET1 ratio falls below 7% any outstanding instruments will be converted into ordinary shares at a fixed price.

Capital recognised for regulatory purposes cannot be redeemed without Prudential Regulation Authority consent. This includes ordinary shares, preference shares and additional Tier 1 instruments.

Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest Bank Plc less goodwill amortisation charged under previous GAAP.

Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company's profits, the amount by which the company's issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company's paid up share capital. On 15 June 2017, the Court of Session approved a reduction of NatWest plc capital so that the amounts which stood to the credit of the capital redemption reserve were transferred to retained earnings. The nominal value of the shares bought back from HM Treasury in March 2021 and via the Programme during 2022 have been transferred to the Capital redemption reserve.

Own shares held - at 31 December 2022, 13 million ordinary shares of £1.0769 each of the company (2021 - 15 million) were held by employee share trusts in respect of share awards and options granted to employees. During the year, the employee share trusts purchased no ordinary shares and delivered 2 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. The company retains the flexibility to use newly issued shares, shares purchased by the NatWest Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans. The company does not use performance conditions or targets based on earnings per share (EPS), total shareholder return (TSR), and net asset value (NAV) in connection with its employee share plans.

As part of the shares bought back from HM Treasury in March 2021, the company transferred 200 million ordinary shares to treasury. The company has used a total of 76,513,524 treasury shares to satisfy the exercise of options and the vesting of share awards under the employee share plans. The balance of ordinary shares held in treasury as at 31 December 2022 was 114,011,084. The figure has been adjusted to reflect the 13 for 14 share consolidation on 30 August 2022.

NatWest Group plc optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the company or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

UK law prescribes that only the reserves of the company are taken into account for the purpose of making distributions and in determining permissible applications of the share premium account.

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23 Structured entities

A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose. They do not carry out a business or trade and typically have no employees.

Securitisations

In a securitisation, assets, or interests in a pool of assets, are transferred, or the credit risk is transferred via a derivative or financial guarantee to a SE which then issues liabilities to third party investors.

NatWest Group's involvement in client securitisations takes a number of forms. It may provide secured finance to, or purchase asset-backed notes from, client sponsored SEs secured on assets transferred by the client entity; purchase asset backed securities issued by client sponsored SEs in the primary or secondary markets; or provide liquidity facilities to client sponsored SEs. In addition, NatWest Group arranges or acts as lead manager or placement agent in client primary markets securitisations. NatWest Group provides portfolio structured derivative hedging solutions to clients. NatWest Group undertakes own-asset securitisations to transfer the credit risk on portfolios of financial assets.

Other credit risk transfer securitisations

NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a SE. As part of this, NatWest Group enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2022, debt securities in issue by such SEs (and held by third parties) were £859 million (2021 - £867 million). The associated loans and mortgages at 31 December 2022 were £4,361 million (2021 - £7,137 million).

At 31 December, ECL in relation to non-defaulted assets was reduced by £20 million (2021 - £28 million) as a result of financial guarantee contracts with consolidated SEs.

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. NatWest Group retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by NatWest Group and the related covered bonds included within other financial liabilities. At 31 December 2022, £8,156 million (2021 - £8,965 million) of loans to customers provided security for debt securities in issue and other borrowing of £4,132 million (2021 - £3,512 million).

Lending of own issued securities

NatWest Group has issued, retained, and lent debt securities under securities lending arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction. NatWest Group retains all of the risks and rewards of own issued liabilities lent under such arrangements and does not recognise them. At 31 December 2022, £2,419 million (2021 - £1,494 million) of secured own issued liabilities have been retained and lent under securities lending arrangements. At 31 December 2022, £2,244 million (2021 - £1,564 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending arrangements.

Unconsolidated structured entities

NatWest Group's interest in unconsolidated structured entities is analysed below.

	2022			2021		
	Asset backed securitisation vehicles £m	Investment funds and others £m	Total £m	Asset backed securitisation vehicles £m	Investment funds and others £m	Total £m
Trading assets and derivatives						
Trading assets	616	137	753	490	117	607
Derivative assets	343	—	343	251	18	269
Derivative liabilities	(388)	(22)	(410)	(170)	(1)	(171)
Total	571	115	686	571	134	705
Non trading assets						
Loans to customers	2,431	648	3,079	1,692	361	2,053
Other financial assets	6,334	849	7,183	3,645	379	4,024
Total	8,765	1,497	10,262	5,337	740	6,077
Liquidity facilities/loan commitments	1,723	320	2,043	1,403	135	1,538
Guarantees	—	107	107	—	—	—
Maximum exposure	11,059	2,039	13,098	7,311	1,009	8,320

Notes to the consolidated financial statements *continued*

24 Asset transfers

This note provides an overview of asset transfers which do not qualify for derecognition and therefore continue to be recognised in NatWest Group's balance sheet.

For accounting policy information see Accounting policies note 3.9.

Transfers that do not qualify for derecognition

NatWest Group enters into securities repurchase, lending and total return transactions in accordance with normal market practice which includes the provision of additional collateral if necessary. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions and transactions with the substance of securities repurchase agreements are not derecognised if NatWest Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such transactions included on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

The following assets have failed derecognition [1]	2022 £m	2021 £m
Trading assets	6,668	13,084
Loans to bank - amortised cost	16	38
Loans to customers - amortised cost	398	1,837
Other financial assets	2,901	11,746
Total	9,983	26,705

(1) Associated liabilities were £9,501 million (2021 – £24,747 million).

Assets pledged as collateral

NatWest Group pledges collateral with its counterparties in respect of derivative liabilities and bank and stock borrowings.

Assets pledged against liabilities	2022 £m	2021 £m
Trading assets	15,062	23,601
Loans to banks - amortised cost	66	62
Loans to customers - amortised cost	17,493	20,108
Other financial assets [1]	3,351	3,624
Total	35,972	47,395

(1) Includes assets pledged for pension derivatives and stock borrowings.

As part of the covered debt programme £8,156 million of loans to customers and other debt instruments (2021 – £8,965 million) have been transferred to bankruptcy remote limited liability partnerships within the NatWest Group to provide collateral for issues of debt securities and other borrowing by the NatWest Group of £4,132 million (2021 – £3,512 million). See Structured Entities Note.

Notes to the consolidated financial statements *continued*

25 Capital resources

NatWest Group's regulatory capital is assessed against minimum requirements that are set out under the Capital Requirements Regulation to determine the strength of its capital base.

This note shows a reconciliation of shareholders' equity to regulatory capital.

	2022 £m	2021 £m
Shareholders' equity (excluding non-controlling interests)		
Shareholders' equity	36,488	41,796
Preference shares - equity	—	(494)
Other equity instruments	(3,890)	(3,890)
	32,598	37,412
Regulatory adjustments and deductions		
Own credit	(58)	21
Defined benefit pension fund adjustment	(227)	(465)
Cash flow hedging reserve	2,771	395
Deferred tax assets	(912)	(761)
Prudential valuation adjustments	(275)	(274)
Goodwill and other intangible assets	(7,116)	(6,312)
Foreseeable ordinary dividends and pension contributions	(967)	(1,211)
Adjustment for trust assets (1)	(365)	—
Foreseeable charges - on-market share buyback programme	(800)	(825)
Adjustment under IFRS 9 transitional arrangements	361	621
Insufficient coverage for non-performing exposures	(18)	(5)
	(7,606)	(8,816)
CET1 capital	24,992	28,596
Additional Tier 1 (AT1) capital		
Qualifying instruments and related share premium	3,875	3,875
Qualifying instruments and related share premium subject to phase out	—	571
AT1 capital	3,875	4,446
Tier 1 capital	28,867	33,042
Qualifying Tier 2 capital		
Qualifying instruments and related share premium	4,953	4,935
Qualifying instruments issued by subsidiaries and held by third parties	82	314
Other regulatory adjustments	18	457
Tier 2 capital	5,053	5,706
Total regulatory capital	33,920	38,748

(1) Prudent deduction in respect of agreement with the pension fund to establish new legal structure. See Notes 5 and 33.

It is NatWest Group policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios should be not less than 8% with a Common Equity Tier 1 component of not less than 4.5%. NatWest Group has complied with the PRA's capital requirements throughout the year.

A number of subsidiaries and sub-groups within NatWest Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of NatWest Group to lend money to other members of NatWest Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

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Notes to the consolidated financial statements *continued*

26 Memorandum items

Contingent liabilities and commitments

NatWest Group provides its customers with a variety of services to support their businesses, such as guarantees. These are reported as commitments. Contingent liabilities are possible obligations dependent on a future event or present obligations which are either not probable or cannot be measured reliably.

For accounting policy information see Accounting policies note 2.4.

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2022. Although NatWest Group is exposed to credit risk in the event of a customer's failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group's expectation of future losses.

	2022 £m	2021 £m
Guarantees	3,150	2,055
Other contingent liabilities	1,855	2,004
Standby facilities, credit lines and other commitments	121,576	121,308
Contingent liabilities and commitments	126,581	125,367

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. NatWest Group's maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to NatWest Group's normal credit approval processes.

Guarantees – NatWest Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that NatWest Group will meet a customer's specified obligations to third party if the customer fails to do so. The maximum amount that NatWest Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. NatWest Group expects most guarantees it provides to expire unused.

Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Standby facilities and credit lines - under a loan commitment, NatWest Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by NatWest Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2022 £m	2021 £m
Capital expenditure on property, plant and equipment	8	16
Contracts to purchase goods or services (1)	677	682
	685	698

(1)   Of which due within 1 year: £321 million (2021 – £301 million).

26 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, NatWest Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NatWest Group's financial statements. NatWest Group earned fee income of £266 million (2021 - £280 million; 2020 - £245 million) from these activities.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. Please refer to Note 21 for information on material provisions.

Matters which are, or could be material, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group's litigation and regulatory matters, see the Risk Factors relating to legal, regulatory and governmental actions and investigations set out on pages 423 to 424.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

NatWest Group companies continue to defend RMBS-related claims in the US in which the plaintiff, the Federal Deposit Insurance Corporation (FDIC), alleges that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued.

London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several purported class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. The class actions include claims on behalf of persons who purchased LIBOR-linked instruments from defendants, bonds issued by defendants, persons who transacted futures and options on exchanges, and lenders who made LIBOR-based loans. The coordinated proceeding is currently in the discovery phase. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) was paid into escrow pending court approval of the settlement.

26 Memorandum items continued
Litigation and regulatory matters

The non-class claims filed in the SDNY include claims that the FDIC is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The trial is currently anticipated to take place in Q4 2025.

In addition to the USD LIBOR cases described above, there are two class actions relating to JPY LIBOR and Euroyen TIBOR that remain outstanding. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on jurisdictional and other grounds, and that decision was affirmed by the US Court of Appeals in October 2022. The plaintiffs have petitioned the court for a rehearing of their appeal. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal.

Two other IBOR-related class actions, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs' appeals in those two cases remain pending.

In June 2021, NWM Plc and the plaintiffs in the Swiss Franc LIBOR class action finalised a settlement resolving that case. The amount of that settlement has been paid into escrow pending final court approval of the settlement.

Settlements in the class action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate and the class action relating to the Australian Bank Bill Swap Reference Rate received court approval in 2022, such that the settlements became final and the amounts previously paid into escrow were released to the plaintiffs.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint, subject to re-pleading by the plaintiffs. The plaintiffs filed an amended complaint in October 2022, which the defendants are again seeking to have dismissed.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel's Supreme Court in respect of the dismissal of the substantive case against banks that had a presence in Israel.

FX litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc's foreign exchange (FX) business. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action filed in the SDNY on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. In 2018, some members of the settlement class who opted out of that class action settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks.

In April 2019, some of the claimants in the opt-out case described above, as well as others, served proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was transferred from the High Court of Justice of England and Wales in December 2021 and registered in the UK Competition Appeal Tribunal (CAT) in January 2022. In December 2022, NWM Plc reached an agreement in principle, subject to documentation, to resolve both the SDNY and CAT cases. The settlement amount to be paid by NWM Plc is covered by an existing provision.

An FX-related class action, on behalf of 'consumers and end-user businesses', is proceeding in the SDNY against NWM Plc and others. In March 2022, the SDNY denied the plaintiffs' motion for class certification. Plaintiffs sought an immediate appeal of the decision but the appellate court declined to review the decision. As a result, the case is proceeding on an individual, non-class basis, and the defendants are seeking summary judgment dismissing the individual claims.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as 'other cartel participants', but are not respondents. The claim was served in June 2019 and NWM Plc filed its defence in March 2022.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the CAT against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications. In October 2022, the CAT granted permission for the applicants to appeal that decision to the Court of Appeal. Separately, the applicants have served judicial review proceedings, which are due to be heard together with the appeal to the Court of Appeal in April 2023.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. The applicants have sought the court's permission to amend their motions to certify the class actions.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

26 Memorandum items continued

Litigation and regulatory matters

NWM Plc has filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending.

In December 2021, a claim was issued in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 is unlawful, along with unspecified damages. The claimant has amended its claim to also refer to a December 2021 decision by the EC, which also described anti-competitive FX market conduct. The defendants are contesting the jurisdiction of the Dutch court.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Government securities antitrust litigation

NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to the plaintiffs. In March 2022, the SDNY dismissed the complaint, without leave to re-plead. The plaintiffs are appealing the dismissal.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. In March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI on the ground that the complaint's conspiracy allegations are insufficient. The plaintiffs have filed a motion for permission to file an amended complaint.

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs' motion for class certification remains pending.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act.

The defendants include several NatWest Group companies, including NatWest Group plc. Defendants are seeking dismissal.

Odd lot corporate bond trading antitrust litigation

In October 2021, the SDNY granted the defendants' motion to dismiss the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The plaintiffs have filed an appeal.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc's December 2021 spoofing-related guilty plea (described below under "US investigations relating to fixed-income securities") and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they will now proceed in the bankruptcy court, where they have now been consolidated into one action, subject to NWM N.V.'s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action.

EUA trading litigation

NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the 'Liquidated Companies') and their respective liquidators (together, 'the Claimants'). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be VAT defaulting traders within (or otherwise connected to) EUA supply chains of which NWM Plc was a party. In March 2020, the court held that NWM Plc and Mercuria Energy Europe Trading Limited ('Mercuria') were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009.

In October 2020, the High Court quantified total damages against NWM Plc and Mercuria at £45 million plus interest and costs, and permitted the defendants to appeal to the Court of Appeal. In May 2021 the Court of Appeal set aside the High Court's judgment and ordered that a retrial take place before a different High Court judge. The claimants have been denied permission by the Supreme Court to appeal that decision and the retrial will therefore proceed on a date to be scheduled. Mercuria has also been denied permission by the Supreme Court to appeal the High Court's finding that NWM Plc and Mercuria were both vicariously liable.

26 Memorandum items continued
Litigation and regulatory matters
Offshoring VAT assessments
HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay

£143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of a separate case involving another bank.

US Anti-Terrorism Act litigation
NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. On 5 January 2023, the US Court of Appeals affirmed the district court's dismissal of this case. Another action, filed in the SDNY in 2017, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

1MDB litigation
A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a Sovereign Wealth Fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court's jurisdiction to hear the claim. Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters (including investigations and customer redress programmes)
NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities
In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation. The plea agreement also imposes an independent corporate monitor. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factors relating to legal, regulatory and governmental actions and investigations set out on pages 423 to 424.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

26 Memorandum items continued

Litigation and regulatory matters

RBSI inspection report and referral to enforcement

The Isle of Man Financial Services Authority undertook an inspection at The Royal Bank of Scotland International Limited (RBSI), Isle of Man, in 2021, following which it issued an inspection report. The inspection was in relation to anti-money laundering and counter-terrorist financing controls and procedures relating to specific RBSI customers. In May 2022, the FSA notified RBSI that it had been referred to its Enforcement Division in relation to certain issues identified in the inspection report.

RBSI reliance regime and referral to enforcement

In January 2023, the Jersey Financial Services Commission notified RBSI that it had been referred to its Enforcement Division in relation to RBSI's operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables the bank to rely on regulated third parties for specific due diligence information.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group's past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person's review has concluded and, after discussion with the FCA, NatWest Group has now commenced additional review / remediation work.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation process has now largely concluded, although certain cases remain outstanding.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC is challenging three FSPO adjudications in the Irish High Court. The outcome and impact of that challenge on those and related complaints is uncertain but may be material.

Other customer remediation in Ulster Bank Ireland DAC

UBIDAC has identified further legacy business issues and these remediation programmes are ongoing.

27 Analysis of the net investment in business interests and intangible assets

This note shows cash flows relating to obtaining or losing control of associates or subsidiaries and net assets and liabilities purchased and sold. These cash flows are presented as investing activities on the cash flow statement.

	2022 £m	2021 £m	2020 £m
Acquisition of interests in associates	(1)	—	—
Additional investment in associates	—	(51)	(40)
Net assets/liabilities purchased	—	(3,128)	—
Net outflow of cash in respect of acquisitions	(1)	(3,179)	(40)
Sale of interests in associates	—	—	27
Disposal of net assets and liabilities	6,270	114	288
(Loss)/profit on disposal of net assets and liabilities	(106)	55	3
Net inflow of cash in respect of disposals	6,164	169	318
Cash expenditure on intangible assets	(743)	(479)	(348)
Net inflow/(outflow) of cash	5,420	(3,489)	(70)

Notes to the consolidated financial statements *continued*

28 Analysis of changes in financing during the year

This note shows cash flows and non-cash movements relating to the financing activities of the Group. These activities reflect movements in share capital, share premium, paid-in equity, subordinated liabilities and MRELs.

	Share capital, share premium, and paid-in equity			Subordinated liabilities			MRELs		
	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m
At 1 January	16,519	18,239	17,246	8,429	9,962	9,979	23,423	20,873	19,249
Issue of paid-in equity	—	937	2,218						
Issue of subordinated liabilities				648	1,634	1,631			
Redemption of subordinated liabilities				(3,693)	(4,765)	(3,502)			
Interest on subordinated liabilities				(374)	(321)	(510)			
Issue of MRELs							3,721	3,383	1,309
Maturity and redemption of MRELs							(4,992)	—	(2)
Interest on MRELs							(703)	(647)	(671)
Net cash inflow/(outflow) from financing	—	937	2,218	(3,419)	(3,452)	(2,381)	(1,974)	2,736	636
Ordinary shares issued	—	87	52						
Share cancellation	(929)	(698)	—						
Effects of foreign exchange	—	—	—	597	(18)	(234)	1,889	(190)	(514)
Changes in fair value of subordinated liabilities and MRELs				(594)	(434)	133	(1,806)	(649)	829
Preference shares reclassified to subordinated liabilities				750	—	—			
Paid in equity reclassified to subordinated liabilities	—	(2,046)	(1,277)	—	1,915	1,632			
Loss on sale of subordinated liabilities and MRELs				161	145	324	—	—	—
Interest on subordinated liabilities and MRELs				370	311	509	733	653	673
Other adjustments	—	—	—	(34)	—	—	—	—	—
At 31 December	15,590	16,519	18,239	6,260	8,429	9,962	22,265	23,423	20,873

29 Analysis of cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprises cash, loans to banks and treasury bills with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

	2022 £m	2021 £m	2020 £m
At 1 January	190,706	139,199	100,588
Net (decrease)/increase in cash and cash equivalents	(32,257)	51,507	38,611
At 31 December	158,449	190,706	139,199
Comprising:			
Cash and balances at central banks	144,832	177,757	124,489
Trading assets	8,551	7,137	9,220
Other financial assets	19	16	173
Loans to banks (1)	5,047	5,796	5,317
Cash and cash equivalents	158,449	190,706	139,199

(1) Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £4,895 million (2021 - £4,293 million; 2020 - £7,592 million).

Certain members of NatWest Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. Natwest Markets N.V. had mandatory reserve deposits with De Nederlandsche Bank N.V. of €64 million (2021 - €60 million, 2020 - €81 million). The Royal Bank of Scotland International (Holdings) Limited had balances with Central Bank of Luxembourg of £108 million (2021 - £123 million, 2020 - £59 million)

30 Directors' and key management remuneration

Directors and key management are remunerated for services rendered in the period. The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the directors' remuneration report. Details of the remuneration received by each director are also given in the directors' remuneration report.

Key management comprises members of the NatWest Group plc and NWH Ltd Boards, members of the NatWest Group plc and NWH Ltd Executive Committees, and the Chief Executives of NatWest Markets Plc and RBS International (Holdings) Limited. This is on the basis that these individuals have been identified as Persons Discharging Managerial Responsibilities of NatWest Group plc under the new governance structure.

Directors' remuneration	2022 £000	2021 £000
Non-executive directors emoluments	1,685	1,641
Chairman and executive directors emoluments	5,804	4,688
	7,489	6,329
Amounts receivable under long-term incentive plans and share option plans	542	549
Total	8,031	6,878

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2022 £000	2021 £000
Short-term benefits	22,175	17,303
Post-employment benefits	732	820
Share-based payments	2,547	2,491
	25,454	20,614

Short term benefits include benefits expected to be settled wholly within twelve months of Balance Sheet date. Post-employment benefits include defined benefit contributions for active members and pension funding to support contributions to the defined contribution schemes. Share-based payments include awards vesting under rewards schemes.

31 Transactions with directors and key management

This note presents information relating to any transactions with directors and key management. Key management comprises directors of the company and Persons Discharging Managerial Responsibilities (PDMRs) of NatWest Group plc.

For the purposes of IAS 24 Related party disclosures, key management comprises directors of the company and PDMRs of NatWest Group plc. Key management have banking relationships with NatWest Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Amounts in the table below are attributed to each person at their highest level of NatWest Group key management.

	2022 £000	2021 £000
Loans to customers - amortised cost	12,137	9,128
Customer deposits	47,866	51,018

At 31 December 2022, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group, as defined in UK legislation, were £9,636,586 in respect of loans to 8 persons who were directors of the company at any time during the financial period.

32 Related parties

A related party is a person or entity that is related to the entity that is preparing its financial statements. Transactions between an entity and any related party are disclosed in the financial statements in accordance with both accounting standards and relevant listing rules to ensure readers are aware of how financial statements may be affected by these transactions.

UK Government

The UK Government through HM Treasury is the ultimate controlling party of The NatWest Group plc. The UK Government's shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and UK Government controlled bodies are related parties of the Group.

At 31 December 2022 HM Treasury's holding in the company's ordinary shares was 45.97%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (Note 3) and FSCS levy (Note 26) - together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of NatWest Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.403% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.

NatWest Group provides guarantees for certain subsidiaries liabilities to the Bank of England.

Other related parties

- In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.
- To further strategic partnerships, NatWest group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest group. We disclose as related parties where stakes of 10 per cent or more are held. Ongoing business transactions with these entities are on normal commercial terms.
- We hold investments and other assets of £871 million and total liabilities of £4.5 million.
- NatWest Group recharges NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.
- During February 2023, the Group has entered into an agreement to establish a new legal structure to hold assets, consolidated on the Group's balance sheet, to meet potential future contributions required by the Main section of the Group' Pension Fund. This transaction will require a future transfer of £471 million to the Reservoir Trust once the final dividend for 2022 approved by shareholders. This transaction does not create a pension liability with the Main section of the Group Pension Fund. See further details in note 5 and note 33.
- In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.
- The primary financial statements of the parent company include transactions and balances with its subsidiaries which have been further disclosed in the relevant notes.

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33 Post balance sheet events

A post balance sheet event is an event that takes place between 31 December 2022 (reporting date) and 16 February 2023 (date of approval of these financial statements). Significant events are included in the financial statements either to provide new information about conditions that existed at 31 December 2022, including estimates used to prepare the financial statements (known as an adjusting event) or to provide new information about conditions that did not exist at 31 December 2022 (non-adjusting events). This note provides information relating to material non-adjusting events.

On 6 February 2023, NWB reached agreement with the trustees of the Main Section of the Group pension scheme to recognise that the final distribution linked contribution to the Main Scheme, of up to £471 million, in 2023 is not expected to be required. In its place, agreement was reached to establish a new legal structure to hold assets with a value equivalent to £471 million. These assets would become transferrable to the Main section in the event that future triggers, reflecting a funding requirement, were met. The assets are not de-recognised from NWB balance sheet but are recorded as encumbered. The Group believes likelihood of triggers being met are remote given the current funding position of the Main section.

Other than as disclosed in the accounts, there have been no other significant events between 31 December 2022 and the date of approval of these accounts which would require a change or additional disclosure.

Parent company financial statements and notes

Balance sheet as at 31 December 2022

	Note	2022 £m	2021 £m
Assets			
Derivatives with subsidiaries		**827**	974
Amounts due from subsidiaries	4	**25,981**	29,962
Other financial assets		**—**	668
Investments in Group undertakings	9	**52,816**	48,835
Other assets		**42**	38
Total assets		**79,666**	80,477
Liabilities			
Amounts due to subsidiaries	4	**30**	378
Derivatives		**1,380**	704
Other financial liabilities		**22,229**	23,600
Subordinated liabilities	8	**5,820**	7,740
Other liabilities		**95**	150
Total liabilities		**29,554**	32,572
Owners' equity		**50,112**	47,905
Total liabilities and equity		**79,666**	80,477

Owners' equity of NWG plc as at 31 December 2022 includes the profit for the year of £8,111 million (2021 - £7,147 million).

As permitted by section 408(3) of the Companies Act 2006, the primary financial statements of the company do not include an income statement or a statement of comprehensive income.

The accompanying notes on pages 380 to 392 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 16 February 2023 and signed on its behalf by:

Howard Davies	Alison Rose-Slade DBE	Katie Murray	NatWest Group plc
Chairman	Group Chief Executive Officer	Group Chief Financial Officer	Registered No. SC45551

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Statement of changes in equity for the year ended 31 December 2022

	2022 £m	2021 £m	2020 £m
Called-up share capital - at 1 January	11,468	12,129	12,094
Ordinary shares issued	—	37	35
Share cancellation[1,2]	(929)	(698)	—
At 31 December	10,539	11,468	12,129
Paid-in equity - at 1 January	3,875	4,979	4,047
Reclassified[3]	—	(2,037)	(1,277)
Issued	—	933	2,209
At 31 December	3,875	3,875	4,979
Share premium - at 1 January	1,161	1,111	1,094
Ordinary shares issued	—	50	17
At 31 December	1,161	1,161	1,111
Cash flow hedging reserve - at 1 January	36	42	67
Amount recognised in equity	3	8	4
Amount transferred from equity to earnings	(31)	(12)	(33)
Tax	7	(2)	4
At 31 December	15	36	42
Capital redemption reserve - at 1 January	698	—	—
Share cancellation [1,2]	929	698	—
At 31 December	1,627	698	—
Own shares held - at 1 January	(348)	—	—
Shares vested under employee share schemes	109	37	—
Own shares acquired [1]	—	(385)	—
At 31 December	(239)	(348)	—
Retained earnings - at 1 January	31,015	26,178	36,485
Profit/(loss) attributable to ordinary shareholders and other equity owners	8,111	7,147	(9,573)
Equity preference dividends paid	—	(19)	(26)
Ordinary dividends paid	(1,205)	(693)	—
Special dividend paid	(1,746)	—	—
Paid-in equity dividends paid	(249)	(299)	(355)
Unclaimed dividend	—	—	2
Shares issued under employee share schemes	—	(1)	—
Shares repurchased [1,2]	(2,054)	(1,423)	—
Redemption of preference shares [5]	(750)	—	—
Redemption/reclassification of paid-in equity [3]			
- gross	—	125	(358)
- tax	—	—	3
Share-based payments - gross	12	—	—
At 31 December	33,134	31,015	26,178
Owners' equity at 31 December	50,112	47,905	44,439

(1) In March 2022, there was an agreement with HM Treasury to buy 549.9 million (March 2021 - 591 million) ordinary shares in NatWest Group plc from UK Government Investments Ltd, at 220.5 pence per share (March 2021 - 190.5 pence per share) for the total consideration of £1.22 billion (March 2021 - £1.13 billion). NatWest Group cancelled all 549.9 million of the purchased ordinary shares (March 2021 - NatWest Group cancelled 391 million of the purchased ordinary shares, and held the remaining 200 million in own shares held). The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(2) NatWest Group plc repurchased and cancelled 379.3 million (2021 - 310.8 million) shares for total consideration of £829.3 million (2022 £676.2 million) excluding fees as part of the respective 2021 and 2022 On Market Share Buyback Programmes that concluded earlier this year . The nominal value of the share cancellations has been transferred to the capital redemption reserve.

(3) In July 2021, paid-in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 capital notes.

(4) The total distributable reserves for NWG plc is £33,134 million (2021 – £31,015 million).

(5) Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in P&L reserves as a result of FX unlocking.

The accompanying notes on pages 380 to 392 form an integral part of these financial statements.

Cash flow statement for the year ended 31 December 2022

	Note	2022 £m	2021 £m	2020 £m
Operating profit/(loss) before tax from continuing operations		7,963	7,133	(9,698)
Adjustments for:				
Impairment releases on intercompany loans to bank		—	(6)	—
Net impairment (reversals)/charges of investments in Group undertakings		(3,922)	(2,600)	9,606
Change in fair value taken to profit or loss on other financial liabilities and subordinated liabilities		(845)	(440)	672
Elimination of foreign exchange differences		960	(14)	(540)
Other non-cash items		(32)	(12)	(31)
Dividends receivable from subsidiaries		(4,842)	(4,872)	(485)
Loss on sale of investments in Group undertakings		1	22	—
Interest payable on MRELs and subordinated liabilities		485	447	537
Loss on redemption of own debt		351	113	324
Charges and releases on provisions		—	(3)	(8)
Net cash flows from trading activities		119	(232)	377
Decrease/(increase) in derivative assets with subsidiaries		150	614	(598)
Decrease/(increase) in amounts due from subsidiaries		2,794	(1,825)	(792)
Decrease/(increase) in financial assets		665	(89)	(302)
(Increase)/decrease in other assets		(10)	2	(2)
(Decrease)/increase in amounts due to subsidiaries		(253)	(347)	289
Increase/(decrease) in derivative liabilities		676	(398)	391
Increase in other financial liabilities		—	—	2
Increase/(decrease) in other liabilities		81	(2)	(33)
Change in operating assets and liabilities		4,103	(2,045)	(1,045)
Income taxes received		38	97	40
Net cash flows from operating activities (1)		4,260	(2,180)	(628)
Sale of other financial assets		3	—	—
Additional investments in Group undertakings		(1,059)	(940)	(27)
Disposals of investments in Group undertakings		999	911	—
Dividends received from subsidiaries		4,842	4,872	485
Net cash flows from investing activities		4,785	4,843	458
Movement in MRELs		672	1,531	(147)
Movement in subordinated liabilities		(3,623)	(2,256)	(1,972)
Ordinary shares issued		—	87	109
Share repurchased		(2,054)	(1,808)	—
Dividends paid		(3,200)	(1,011)	(381)
Issue of paid-in equity		—	933	2,209
Net cash flows from financing activities	10	(8,205)	(2,524)	(182)
Effects of exchange on cash and cash equivalents		27	4	1
Net increase/(decrease) in cash and cash equivalents		867	143	(351)
Cash and cash equivalents at 1 January		331	188	539
Cash and cash equivalents at 31 December (2)		1,198	331	188

(1) Includes interest received of £282 million (2021 - £183 million, 2020 - £344 million) and interest paid of £713 million (2021 - £551 million, 2020 - £816 million).
(2) Cash and cash equivalents comprise intragroup loans and advances with a maturity of less than 3 months for 2022, 2021 and 2020.

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1. Presentation of financial statements

The accounting policies applied to the parent company financial statements are the same as those applied in the consolidated financial statements except investment in group undertaking (subsidiaries) are stated at cost less impairment and that it has no policy regarding consolidation.

The directors have prepared the financial statements on a going concern basis based on the directors' assessment that the parent company will continue in operational existence for a period of twelve months from the date the financial statements are approved (refer to the Report of the directors).

2. Critical accounting policies and sources of estimation uncertainty

The reported results of the parent company are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgments and assumptions involved in the parent company's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are those involved in assessing the impairment, if any, in its investment in group undertakings, refer to Note 9.

3 Derivatives with subsidiaries – designated hedges

Fair value hedging is used to hedge loans and other financial liabilities, and cash flow hedging is used to hedge other financial liabilities and subordinated liabilities.

For accounting policy information see Accounting policies notes 3.8 and 3.12.

Derivatives held for hedging purposes are as follows:

	2022			2021		
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Fair value hedging - interest rate contracts	19.8	93	829	22.2	825	167
Cash flow hedging - exchange rate contracts	1.4	—	13	4.9	8	—
Total		93	842		833	167

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Parent company financial statements and notes *continued*

4 Financial instruments – classification

The following tables analyse NWG plc's financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

For accounting policy information see accounting policies 3.8, 3.9, 3.10 and 3.12.

Assets	MFVTPL £m	FVOCI £m	Amortised cost £m	Other assets £m	Total £m
Derivatives with subsidiaries	827				827
Amounts due from subsidiaries	15,243	—	10,667	71	25,981
Other financial assets	—	—	—		—
Investment in group undertakings				52,816	52,816
Other assets				42	42
31 December 2022	16,070	—	10,667	52,929	79,666
Derivatives with subsidiaries	974				974
Amounts due from subsidiaries	16,189	—	13,773	—	29,962
Other financial assets	665	3	—		668
Investment in Group undertakings				48,835	48,835
Other assets				38	38
31 December 2021	17,828	3	13,773	48,873	80,477

Liabilities	Held-for-trading £m	DFV £m	Amortised cost £m	Other liabilities £m	Total £m
Amounts due to subsidiaries	—	—	18	12	30
Derivatives with subsidiaries	1,380				1,380
Other financial liabilities (1)	—	8,311	13,918		22,229
Subordinated liabilities		—	5,820		5,820
Other liabilities				95	95
31 December 2022	1,380	8,311	19,756	107	29,554
Amounts due to subsidiaries	252	—	113	13	378
Derivatives with subsidiaries	704				704
Other financial liabilities (1)	—	6,624	16,976		23,600
Subordinated liabilities		—	7,740		7,740
Other liabilities				150	150
31 December 2021	956	6,624	24,829	163	32,572

Amounts due from/to subsidiaries

	2022 £m	2021 £m
Assets		
Trading assets	811	—
Loans to banks and customers - amortised cost	10,667	13,773
Other financial assets	14,432	16,189
Other assets	71	—
Amounts due from subsidiaries	25,981	29,962
Derivatives (2)	827	974
Liabilities		
Bank and customer deposits	—	252
Other liabilities	12	13
Subordinated liabilities	18	113
Amounts due to subsidiaries	30	378
Derivatives (2)	1,380	704

(1) Other financial liabilities represent MRELs.
(2) Intercompany derivatives are included within derivative classification on the balance sheet.

5 Financial instruments

Interest rate benchmark reform

NatWest Group plc continues to work on the transition of USD IBOR exposures to risk free rates in advance of the cessation date of 30 June 2023. Derivatives are expected to transition during April and May 2023 and other exposures in line with fallback provisions or deferred switches using widely accepted methodologies. The instruments yet to transition reflect an insignificant element of NatWest Group plc's exposures. Instruments with exposures to other rates transitioned at the end of 2021, or at the first contractual reset date, or at a date agreed with the counterparty.

The level of exposures without explicit or agreed conversion provisions as of the preceding year were as follows:

	Rates subject to IBOR reform			
	GBP LIBOR	USD IBOR	Other IBOR	Total
2021	£m	£m	£m	£m
Amounts due from subsidiaries	—	9,338	—	9,338
Other financial assets	—	665	—	665
Other financial liabilities	1,320	7,055	97	8,472
Subordinated liabilities	—	604	—	604
Derivatives notional - with subsidiaries (£bn)	—	20.4	—	20.4

AT1 issuances

As part of its capital management activities NatWest Group plc has acquired certain equity instruments issued by its subsidiaries which contain reset clauses linked to IBOR rates subject to reform reported in investment in group undertakings.

These are outlined below:

	31 December 2021
	£m
USD$2 billion 8.0169%	1,581
£300 million 6.597%	300
USD$2.65 billion 7.9916%	1,161
USD$950 million 7.9604%	749
USD$200 million 5.540%	155

6 Financial instruments - fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	2022		2021	
	Carrying value £bn	Fair value £bn	Carrying value £bn	Fair value £bn
Financial assets				
Amounts due from subsidiaries (1)	10.7	10.3	13.8	13.9
Financial liabilities				
Amounts due to subsidiaries (2)	—	—	0.1	0.2
Other financial liabilities - debt securities in issue (3)	13.9	14.0	17.0	17.5
Subordinated liabilities (3)	5.8	5.5	7.7	8.2

(1) Fair value hierarchy level 2 - £5.5 billion (2021 - £5.9 billion) and level 3 - £4.8 billion (2021 - £8.1 billion).
(2) Fair value hierarchy level 2 in 2021.
(3) Fair value hierarchy level 2.

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Parent company financial statements and notes *continued*

7 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments based on contractual date of maturity.

	2022			2021		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Derivatives with subsidiaries	190	637	827	49	925	974
Amounts due from subsidiaries (1)	5,756	20,154	25,910	8,276	21,686	29,962
Other financial assets	—	—	—	—	668	668
Liabilities						
Amounts due to subsidiaries (2)	—	18	18	254	111	365
Derivatives with subsidiaries	66	1,314	1,380	1	703	704
Other financial liabilities	4,568	17,661	22,229	3,709	19,891	23,600
Subordinated liabilities	693	5,127	5,820	1,018	6,722	7,740

(1) Amounts due from subsidiaries relating to non-financial instruments of £71 million (2021 - Nil) have been excluded from the table.
(2) Amounts due to subsidiaries relating to non-financial instruments of £12 million (2021 - £13 million) have been excluded from the table.

Financial liabilities: contractual maturity
The following table shows undiscounted cash flows payable up to 20 years from the balance sheet date, including future interest payments.

Held-for-trading liabilities amounting to £0.5 billion (2021 - £0.8 billion) have been excluded from the tables.

2022	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Liabilities by contractual maturity						
Amounts due to subsidiaries (1)	—	1	3	3	7	14
Derivatives held for hedging	82	270	398	106	53	—
Other financial liabilities	2,213	2,081	7,259	8,278	6,850	—
Subordinated liabilities	18	853	2,660	1,849	1,468	—
	2,313	3,205	10,320	10,236	8,378	14

2021						
Liabilities by contractual maturity						
Amounts due to subsidiaries (1)	—	9	18	18	44	89
Derivatives held for hedging	28	22	73	17	31	—
Other financial liabilities	1,484	2,662	8,866	5,406	7,060	—
Subordinated liabilities	20	1,274	3,277	2,199	1,567	544
	1,532	3,967	12,234	7,640	8,702	633

(1) Amounts due to subsidiaries relating to non-financial instruments have been excluded from the tables.

8 Subordinated liabilities

	2022 £m	2021 £m
Dated loan capital	5,820	7,689
Undated loan capital	—	51
	5,820	7,740

For details of subordinated liabilities, please refer Note 20 to the consolidated financial statements and notes.

For accounting policy information see Accounting policies notes 3.8 and 3.11.

9 Investments in Group undertakings

Critical accounting policy: Investments in Group undertakings

At each reporting date, the company assesses whether there is any indication that its investment in its Group undertakings is impaired. If any such indication exists, the company undertakes an impairment test by comparing the carrying value of the investment in its Group undertakings with its estimated recoverable amount. The key judgment is in determining the recoverable amount. The recoverable amount of an investment in its Group undertakings is the higher of its fair value less cost to sell and its value in use, being an assessment of the discounted future cash flows of the entity. Impairment testing inherently involves a number of judgments: the five-year cash flow forecast, the choice of appropriate discount and growth rates, and the estimation of fair value.

For accounting policy information see Note 1.

Investments in Group undertakings are carried at cost less impairment losses. Movements during the year were as follows:

	2022 £m	2021 £m
At 1 January	48,835	46,229
Additional investments in Group undertakings	1,059	940
Disposals of investments in Group undertakings	(1,000)	(934)
Net reversal of impairments of investments	3,922	2,600
At 31 December	52,816	48,835

The recoverable amount of investments in Group undertakings is the higher of net asset value as a proxy for fair value less cost to sell or value in use. Where recoverable value is based on net asset value, the fair value measurement is categorised as Level 3 of the fair value hierarchy. The carrying value of Investments in Group undertakings at 31 December 2022 is supported by the respective recoverable values of the entities.

In May 2022 the company issued £1,000 million of contingent convertible AT1 notes to NWH Ltd and in June 2022 redeemed £999.9 million of contingent convertible AT1 notes issued to NWH Ltd. In 2022 the company also invested additional capital of £59 million in its subsidiary, RBS AA Holdings.

In 2022, net reversal of impairments of investments includes a £4,069 million reversal of an earlier impairment of the company's investment in NatWest Holdings Limited as improved five-year cash flow forecasts increased the value in use and a £147 million impairment of the company's investment in NatWest Markets Plc due to a decline in its net asset value mainly driven by dividends paid during the year and losses incurred by the business. The net reversal of impairments of investments in 2021 was mainly related to NatWest Holdings Limited's impairment reversals.

The impact of reasonably possible changes to the more significant variables in the value in use calculations for Natwest Holdings Limited are presented below. This reflects the sensitivity of the value in use to each variable on its own. In all cases there is sufficient headroom remaining to absorb changes in the assumptions. It is possible that more than one change may occur at the same time. The value in use calculations use 15.3% as a pre-tax discount rate and 1.4% as a long term growth rate.

The value in use model shows the following sensitivities:

	Potential VIU movement	
	2022 £bn	2021 £bn
1% adverse movement in discount rate	(6.0)	(4.4)
1% adverse movement in terminal growth rate	(3.1)	(2.0)
£500 million adverse movement in operating profit before tax	(3.8)	(4.3)

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary shares, preference shares and additional Tier 1 notes which are unlisted with the exception of certain preference shares listed by NWB Plc. All of these subsidiaries are included in NatWest Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation	Group interest
National Westminster Bank Plc (1,3)	Banking	Great Britain	100%
The Royal Bank of Scotland plc (3)	Banking	Great Britain	100%
Coutts & Company (2, 3)	Banking	Great Britain	100%
Ulster Bank Ireland Designated Activity Company (3)	Banking	Republic of Ireland	100%
NatWest Markets Plc	Banking	Great Britain	100%
NatWest Markets N.V. (4)	Banking	Netherlands	100%
The Royal Bank of Scotland International Limited (5)	Financial Institution	Jersey	100%

(1) The company does not hold any of the preference shares in issue.
(2) Coutts & Company is incorporated with unlimited liability.
(3) Owned via NatWest Holdings Limited.
(4) Owned via NatWest Markets Plc.
(5) Owned via The Royal Bank of Scotland International (Holdings) Limited.

For full information on all related undertakings, refer to Note 12.

10 Analysis of changes in financing during the year

	Share capital, share premium, and paid-in equity			Subordinated liabilities[1]			MRELs[2]		
	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m
At 1 January	16,504	18,219	17,235	7,853	8,055	7,763	8,158	6,655	6,440
Ordinary shares issued	—	87	52						
Issue of paid-in equity	—	933	2,209						
Issue of subordinated liabilities				648	1,634	1,631			
Redemption of subordinated liabilities				(3,990)	(3,598)	(3,207)			
Interest on subordinated liabilities				(281)	(292)	(396)			
Issue of MRELs							2,285	598	(3)
Maturity and redemption of MRELs							(1,455)	1,082	(2)
Interest on MRELs							(158)	(149)	(142)
Net cash inflow/(outflow) from financing	—	1,020	2,261	(3,623)	(2,256)	(1,972)	672	1,531	(147)
Effects of foreign exchange	—	—	—	574	44	(264)	413	(54)	(275)
Changes in fair value of subordinated liabilities and MRELs				(354)	(309)	173	(491)	(131)	499
Paid in equity reclassified to subordinated liabilities	—	(2,037)	(1,277)	—	1,915	1,632	—	—	—
Preference shares reclassified to subordinated liabilities				750	—	—			
Loss on sale of subordinated liabilities and MRELs				351	114	324	—	—	—
Interest on subordinated liabilities and MRELs				287	290	399	198	157	138
Shares repurchased	(929)	(698)	—	—	—	—	—	—	—
At 31 December	15,575	16,504	18,219	5,838	7,853	8,055	8,950	8,158	6,655

(1) Subordinated liabilities include intercompany subordinated liabilities.
(2) MRELs balances are shown net of the effect of down streaming funding to subsidiary companies.

11 Directors' and key management remuneration

Directors' remuneration is disclosed in Note 30 to the consolidated accounts. The directors had no other reportable related party transactions or balances with the company.

STRATEGIC REPORT

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GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

12 Related undertakings

Legal entities and activities at 31 December 2022

In accordance with the Companies Act 2006, the company's related undertakings and the accounting treatment for each are listed below. All undertakings are wholly-owned by the company or subsidiaries of the company and are consolidated by reason of contractual control (Section 1162(2) CA 2006), unless otherwise indicated. NatWest Group interest refers to ordinary shares of equal values and voting rights unless further analysis is provided in the notes. Activities are classified in accordance with Annex I to the Capital Requirements Directive (CRD V) and the definitions in Article 4 of the UK Capital Requirements Regulation.

The following table details active related undertakings incorporated in the UK which are 100% owned by NatWest Group and fully consolidated for accounting purposes

Entity name	Activity	Regulatory treatment	Notes
280 Bishopsgate Finance Ltd	INV	FC	(1)
AD Aggregator Platform Ltd	OTH	FC	(58)
Caledonian Sleepers Rail Leasing Ltd	BF	FC	(1)
Care Homes 1 Ltd	BF	FC	(1)
Care Homes 2 Ltd	BF	FC	(1)
Care Homes 3 Ltd	BF	FC	(1)
Care Homes Holdings Ltd	BF	FC	(1)
Churchill Management Ltd	BF	FC	(1)
Coutts & Company	CI	FC	(16)
Coutts Finance Company	BF	FC	(16)
Desertlands Entertainment Ltd	BF	FC	(1)
Distant Planet Productions Ltd	BF	FC	(1)
East Grove Holding Ltd	INV	DE	(59)
Esme Loans Ltd	BF	FC	(1)
FreeAgent Central Ltd	SC	FC	(29)
FreeAgent Holdings Ltd	SC	FC	(29)
G L Trains Ltd	BF	FC	(19)
Gatehouse Way Developments Ltd	INV	DE	(1)
German Biogas Holdco Ltd	INV	DE	(58)
ITB1 Ltd	BF	FC	(3)
ITB2 Ltd	BF	FC	(3)
KUC Properties Ltd	BF	DE	(3)
Land Options (West) Ltd	INV	DE	(3)
Lombard & Ulster Ltd	BF	FC	(15)
Lombard Business Leasing Ltd	BF	FC	(1)
Lombard Corporate Finance (6) Ltd	BF	FC	(1)
Lombard Corporate Finance (7) Ltd	BF	FC	(1)
Lombard Corporate Finance (11) Ltd	BF	FC	(1)
Lombard Corporate Finance (December 1) Ltd	BF	FC	(1)
Lombard Corporate Finance (December 3) Ltd	BF	FC	(1)
Lombard Corporate Finance (June 2) Ltd	BF	FC	(1)
Lombard Discount Ltd	BF	FC	(1)
Lombard Finance Ltd	BF	FC	(1)
Lombard Industrial Leasing Ltd	BF	FC	(1)
Lombard Lease Finance Ltd	BF	FC	(1)
Lombard Leasing Company Ltd	BF	FC	(1)
Lombard Leasing Contracts Ltd	BF	FC	(1)
Lombard Lessors Ltd	BF	FC	(1)
Lombard Maritime Ltd	BF	FC	(1)
Lombard North Central Leasing Ltd	BF	FC	(1)
Lombard North Central PLC	BF	FC	(1)
Lombard Property Facilities Ltd	BF	FC	(1)
Lombard Technology Services Ltd	BF	FC	(1)
Mettle Ventures Ltd	OTH	FC	(1)
National Westminster Bank Plc	CI	FC	(1)
National Westminster Home Loans Ltd	BF	FC	(1)
NatWest Group Plc	BF	FC	(25)
NatWest Holdings Ltd	INV	FC	(1)
NatWest Markets Plc	CI	FC	(25)
NatWest Markets Secretarial Services Ltd	SC	FC	(1)
NatWest Markets Secured Funding LLP	BF	FC	(18)
NatWest Property Investments Ltd	INV	DE	(1)
NatWest Trustee and Depositary Services Ltd	INV	FC	(1)
NatWest Ventures Investments Ltd	BF	FC	(1)

Entity name	Activity	Regulatory treatment	Notes
P of A Productions Ltd	BF	FC	(1)
Patalex Productions Ltd	BF	FC	(1)
Patalex V Productions Ltd	BF	FC	(1)
Pittville Leasing Ltd	BF	FC	(1)
Premier Audit Company Ltd	BF	FC	(1)
Price Productions Ltd	BF	FC	(1)
Priority Sites Ltd	INV	DE	(1)
Property Venture Partners Ltd	INV	FC	(3)
R.B. Capital Leasing Ltd	BF	FC	(1)
R.B. Equipment Leasing Ltd	BF	FC	(1)
R.B. Leasing (April) Ltd	BF	FC	(1)
R.B. Leasing (September) Ltd	BF	FC	(1)
R.B. Leasing Company Ltd	BF	FC	(3)
R.B. Quadrangle Leasing Ltd	BF	FC	(1)
R.B.S. Special Investments Ltd	BF	FC	(1)
RB Investments 3 Ltd	OTH	FC	(1)
RBOS (UK) Ltd	BF	FC	(1)
RBS AA Holdings (UK) Ltd	BF	FC	(1)
RBS Asset Management Holdings	BF	FC	(16)
RBS Collective Investment Funds Ltd	BF	FC	(10)
RBS HG (UK) Ltd	BF	FC	(1)
RBS Invoice Finance Ltd	BF	FC	(1)
RBS Management Services (UK) Ltd	SC	FC	(1)
RBS Mezzanine Ltd	BF	FC	(3)
RBS Property Developments Ltd	INV	FC	(25)
RBS Property Ventures Investments Ltd	BF	FC	(3)
RBS SME Investments Ltd	BF	FC	(1)
RBSG Collective Investments Holdings Ltd	BF	FC	(10)
RBSG International Holdings Ltd	BF	FC	(3)
RBSM Capital Ltd	BF	FC	(3)
RBSSAF (2) Ltd	BF	FC	(1)
RBSSAF (25) Ltd	BF	FC	(1)
RoboScot Equity Ltd	BF	FC	(3)
Royal Bank Investments Ltd	BF	FC	(3)
Royal Bank Leasing Ltd	BF	FC	(3)
Royal Bank of Scotland (Industrial Leasing) Ltd	BF	FC	(3)
Royal Bank Ventures Investments Ltd	BF	FC	(3)
Royal Scot Leasing Ltd	BF	FC	(3)
RoyScot Trust Plc	BF	FC	(1)
SIG 1 Holdings Ltd	BF	FC	(3)
SIG Number 2 Ltd	BF	FC	(3)
Silvermere Holdings Ltd	BF	FC	(3)
The One Account Ltd	BF	FC	(1)
The Royal Bank of Scotland Group Independent Financial Services Ltd	BF	FC	(3)
The Royal Bank of Scotland plc	CI	FC	(25)
Ulster Bank Ltd	BF	FC	(15)
Ulster Bank Pension Trustees Ltd	TR	DE	(15)
Walton Lake Developments Ltd	INV	DE	(1)
West Register (Hotels Number 3) Ltd	INV	DE	(3)
West Register (Property Investments) Ltd	BF	DE	(3)
West Register (Realisations) Ltd	INV	DE	(3)
Winchcombe Finance Ltd	BF	FC	(1)
World Learning Ltd	BF	FC	(26)

12 Related undertakings continued

The following table details active related undertakings incorporated outside the UK which are 100% owned by NatWest Group and fully consolidated for accounting purposes

Entity name	Activity	Regulatory treatment	Notes
Airside Properties AB	BF	FC	(2)
Airside Properties ASP Denmark AS	BF	FC	(11)
Airside Properties Denmark AS	BF	FC	(11)
Alcover A.G.	BF	DE	(54)
Alternative Investment Fund B.V.	BF	FC	(12)
Arkivborgen KB	BF	FC	(2)
Artul Koy	BF	FC	(4)
BD Lagerhus AS	BF	FC	(5)
Bilfastighet i Akalla AB	BF	FC	(2)
Bilfastighet i Avesta AB	BF	FC	(2)
Bilfastighet i Bollnas AB	BF	FC	(2)
Bilfastighet i Hemlingby AB	BF	FC	(2)
Bilfastighet i Hudiksvall AB	BF	FC	(2)
Bilfastighet i Ludvika AB	BF	FC	(2)
Bilfastighet i Märsta AB	BF	FC	(17)
Bilfastighet i Mora AB	BF	FC	(2)
Bilfastighet i Uppsala KB	BF	FC	(17)
Bilfastighet Kista AB	BF	FC	(17)
Brödmagasinet KB	BF	FC	(2)
C.J. Fiduciaries Ltd	BF	FC	(14)
Candlelight Acquisition LLC	BF	FC	(6)
Coutts & Co (Cayman) Ltd	BF	FC	(61)
Coutts & Co Ltd	CI	FC	(53)
Coutts General Partner (Cayman) V Ltd	BF	FC	(48)
Eiendomsselskapet Apteno La AS	BF	FC	(5)
Espeland Naering AS	BF	FC	(5)
Eurohill 4 KB	BF	FC	(2)
Fab Ekenäs Formanshagen 4	BF	FC	(4)
Fastighets AB Flöjten I Norrköping	BF	FC	(2)
Fastighets AB Stockmakaren	BF	FC	(17)
Fastighets Aktiebolaget Sambiblioteket	BF	FC	(2)
Fastighetsbolaget Holma I Höör AB	BF	FC	(2)
Financial Asset Securities Corp.	BF	FC	(6)
First Active Ltd	BF	FC	(7)
Forskningshöjden KB	BF	FC	(2)
Förvaltningsbolaget Dalkyrkan KB	BF	FC	(2)
Förvaltningsbolaget Klöverbacken Skola KB	BF	FC	(2)
Fyrsäte Fastighets AB	BF	FC	(2)
Grinnhagen KB	BF	FC	(2)
Hatros 1 AS	BF	FC	(5)
Horrsta 4:38 KB	BF	FC	(2)
IR Fastighets AB	BF	FC	(2)
IR IndustriRenting AB	BF	FC	(2)
Kallebäck Institutfastigheter AB	BF	FC	(2)
Kastrup Commuter K/S	BF	FC	(11)
Kastrup Hangar 5 K/S	BF	FC	(11)
Kastrup V & L Building K/S	BF	FC	(11)
KB Eurohill	BF	FC	(2)
KB Lagermannen	BF	FC	(2)
KB Likriktaren	BF	FC	(2)
KEB Investors, L.P.	BF	FC	(42)
Koy Lohjan Ojamonharjuntie 61	BF	FC	(4)
Koy Vantaan Rasti IV	BF	FC	(4)
Koy Harkokuja 2	BF	FC	(21)
Koy Pennalan Johtotie 2	BF	FC	(4)
Koy Porkkanakatu 2	BF	FC	(4)
Koy Espoon Entresse II	BF	FC	(4)
Koy Helsingin Mechelininkatu 1	BF	FC	(4)
Koy Helsingin Osmontie 34	BF	FC	(4)

Entity name	Activity	Regulatory treatment	Notes
Koy Helsingin Panuntie 6	BF	FC	(4)
Koy Helsingin Panuntie 11	BF	FC	(4)
Koy Iisalmen Kihlavirta	BF	FC	(4)
Koy Jämsän Keskushovi	BF	FC	(4)
Koy Jasperintie 6	BF	FC	(21)
Koy Kokkolan Kaarlenportti Fab	BF	FC	(4)
Koy Kouvolan Oikeus ja Poliisitalo	BF	FC	(4)
Koy Millennium	BF	FC	(4)
Koy Nummelan Portti	BF	FC	(4)
Koy Nuolialan päiväkoti	BF	FC	(4)
Koy Peltolantie 27	BF	FC	(21)
Koy Porkkanakatu 2	BF	FC	(21)
Koy Puotikuja 2 Vaasa	BF	FC	(4)
Koy Raision Kihlakulma	BF	FC	(4)
Koy Ravattulan Kauppakeskus	BF	FC	(4)
Koy Tapiolan Louhi	BF	FC	(4)
Koy Vapaalan Service-Center	BF	FC	(4)
Kvam Eiendom AS	BF	FC	(5)
Läkten 1 KB	BF	FC	(2)
Leiv Sand Eiendom AS	BF	FC	(5)
LerumsKrysset KB	BF	FC	(2)
Limstagården KB	BF	FC	(2)
Lombard Finance (CI) Ltd	BF	FC	(14)
Lothbury Insurance Company Ltd	BF	DE	(51)
Lundbyfilen 5 AB	BF	FC	(17)
Maja Finance S.R.L.	BF	FC	(40)
Narmovegen 455 AS	BF	FC	(5)
National Westminster International Holdings B.V.	BF	FC	(3)
NatWest Bank Europe GmbH	BF	FC	(30)
NatWest Innovation Services Inc.	OTH	FC	(6)
NatWest Markets Group Holdings Corporation	BF	FC	(6)
NatWest Markets N.V.	CI	FC	(12)
NatWest Markets Securities Inc.	INV	FC	(6)
NatWest Markets Securities Japan Ltd	INV	FC	(62)
NatWest Services (Switzerland) Ltd	SC	FC	(45)
NatWest Services Inc.	SC	FC	(6)
Nordisk Renting AB	BF	FC	(2)
Nordisk Renting AS	BF	FC	(43)
Nordisk Renting Facilities Management AB	BF	FC	(17)
Nordisk Renting OY	BF	FC	(4)
Nordisk Specialinvest AB	BF	FC	(2)
Nordiska Strategifastigheter Holding AB	BF	FC	(2)
Nybergflata 5 AS	BF	FC	(5)
OFH Eiendom AS	BF	FC	(60)
Optimus KB	BF	FC	(2)
R.B. Leasing BDA One Ltd	BF	FC	(56)
Random Properties Acquisition Corp. III	INV	FC	(6)
RBS (Gibraltar) Ltd	BF	FC	(47)
RBS AA Holdings (Netherlands) B.V.	BF	FC	(12)
RBS Acceptance Inc.	BF	FC	(6)
RBS Americas Property Corp.	SC	FC	(6)
RBS Assessoria Ltd	SC	FC	(35)
RBS Asset Management (Dublin) Ltd	BF	FC	(50)
RBS Commercial Funding Inc.	BF	FC	(6)
RBS Deutschland Holdings GmbH	BF	FC	(30)
RBS Employment (Guernsey) Ltd	SC	FC	(52)
RBS Financial Products Inc.	BF	FC	(6)
RBS Group (Australia) Pty Ltd	BF	FC	(27)
RBS Holdings III (Australia) Pty Ltd	BF	FC	(27)
RBS Holdings N.V.	BF	FC	(12)

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

12 Related undertakings continued

Entity name	Activity	Regulatory treatment	Notes
RBS Holdings USA Inc.	BF	FC	(6)
RBS Hollandsche N.V.	BF	FC	(12)
RBS International Depositary Services S.A.	CI	FC	(36)
RBS Investments (Ireland) Ltd	BF	FC	(7)
RBS Netherlands Holdings B.V.	BF	FC	(12)
RBS Nominees (Hong Kong) Ltd	BF	FC	(13)
RBS Nominees (Ireland) Ltd	BF	FC	(7)
RBS Nominees (Netherlands) B.V.	BF	FC	(12)
RBS Polish Financial Advisory Services Sp. Z o.o.	BF	FC	(44)
RBS Prime Services (India) Private Ltd	OTH	FC	(32)
RBS Services India Private Ltd	SC	FC	(38)
Rigedalen 44 Eiendom AS	BF	FC	(5)
Ringdalveien 20 AS	BF	FC	(5)
Sandmoen Naeringsbygg AS	BF	FC	(5)
SFK Kommunfastigheter AB	BF	FC	(2)
Sjöklockan KB	BF	FC	(2)
Skinnarängen KB	BF	FC	(2)
Sletta Eiendom II AS	BF	FC	(5)

Entity name	Activity	Regulatory treatment	Notes
Snipetjernveien 1 AS	BF	FC	(5)
Solbänken KB	BF	FC	(2)
Solnorvika AS	BF	FC	(5)
Strand European Holdings AB	BF	FC	(17)
Svenskt Fastighetskapital AB	BF	FC	(2)
Svenskt Energikapital AB	BF	FC	(2)
Svenskt Fastighetskapital Holding AB	BF	FC	(2)
The RBS Group Ireland Retirement Savings Trustee Ltd	TR	DE	(7)
The Royal Bank of Scotland International (Holdings) Ltd	BF	FC	(14)
The Royal Bank of Scotland International Ltd	CI	FC	(14)
Tygverkstaden 1 KB	BF	FC	(2)
Ulster Bank (Ireland) Holdings Unlimited Company	INV	FC	(7)
Ulster Bank Dublin Trust Company Unlimited Company	TR	FC	(7)
Ulster Bank Holdings (ROI) Ltd	BF	FC	(7)
Ulster Bank Ireland Designated Activity Company	CI	FC	(7)
Ulster Bank Pension Trustees (RI) Ltd	TR	DE	(7)

The following table details related undertakings which are 100% owned by NatWest Group ownership but are not consolidated for accounting purposes

Entity name	Activity	Regulatory treatment	Notes
Bioenergie Dargun Immobilien GmbH	OTH	DE	(46)
Bioenergie Jessen Immobilien GmbH	OTH	DE	(46)
Bioenergie Wiesenburg GmbH & Co. KG	INV	DE	(46)
Bioenergie Wiesenburg Verwaltungs GmbH	OTH	DE	(46)
Bioenergie Zittau GmbH	OTH	DE	(46)
Bioenergie Zittau Immobilien GmbH	OTH	DE	(46)
Capulet Homes Florida LLC	OTH	DE	(6)
Crook Hill Properties Ltd	OTH	DE	(65)
DBV Deutsche Bioenergie Verbinder GmbH	OTH	DE	(46)
European Investments (Crook Hill) Ltd	OTH	DE	(66)
Montague Homes Florida LLC	OTH	DE	(6)
RBS International Employees' Pension Trustees Ltd	BF	DE	(14)
Reaps Moss Ltd	OTH	DE	(65)
Reppinichen Dritte Biogas Betriebs GmbH	OTH	DE	(46)
Reppinichen Erste Biogas Betriebs GmbH	OTH	DE	(46)
Reppinichen Zweite Biogas Betriebs GmbH	OTH	DE	(46)
Romeo Homes Florida LLC	OTH	DE	(6)
Romeo Homes Georgia LLC	OTH	DE	(6)
Romeo Homes Indiana LLC	OTH	DE	(6)
Romeo Homes Kansas LLC	OTH	DE	(6)

Entity name	Activity	Regulatory treatment	Notes
Romeo Homes Nevada LLC	OTH	DE	(6)
Romeo Homes North Carolina LLC	OTH	DE	(6)
Romeo Homes Oklahoma LLC	OTH	DE	(6)
Romeo Homes Tennessee LLC	OTH	DE	(6)
Romeo Homes Texas LLC	OTH	DE	(6)
Ventus Investments Ltd	OTH	DE	(66)
West Granite Homes Inc.	INV	DE	(6)
WGH Development LLC	OTH	DE	(6)
WGH Florida LLC	OTH	DE	(6)
WGH Georgia LLC	OTH	DE	(6)
WGH Indiana LLC	OTH	DE	(6)
WGH Kansas LLC	OTH	DE	(6)
WGH Nevada LLC	OTH	DE	(6)
WGH North Carolina LLC	OTH	DE	(6)
WGH Oklahoma LLC	OTH	DE	(6)
WGH Texas LLC	OTH	DE	(6)
Wiesenburg Dritte Biogas Betriebs GmbH	OTH	DE	(46)
Wiesenburg Erste Biogas Betriebs GmbH	OTH	DE	(46)
Wiesenburg Zweite Biogas Betriebs GmbH	OTH	DE	(46)
Wiesenburger Marktfrucht GmbH	OTH	DE	(46)

The following table details active related undertakings incorporated in the UK where NatWest Group ownership is less than 100%

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %	Notes
BGF Group Plc	BF	AHC	PC	25	(19)
Falcon Wharf Ltd	OTH	EAJV	PC	50	(28)
GWNW City Developments Ltd	BF	EAJV	DE	50	(28)
Jaguar Cars Finance Ltd	BF	FC	FC	50	(1)
JCB Finance Ltd	BF	FC	FC	75	(23)
London Rail Leasing Ltd	BF	EAJV	PC	50	(39)
Mortgage Brain Holdings Ltd	OTH	EAA	DE	15	(63)

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %	Notes
Natwest Covered Bonds (LM) Ltd	BF	IA	PC	20	(18)
Natwest Covered Bonds LLP	BF	FC	FC	73	(19)
Natwest Markets Secured Funding (LM) Ltd	BF	FC	PC	20	(18)
Pollinate Networks Ltd	OTH	AHC	DE	25	(69)
RBS Sempra Commodities LLP	BF	FC	FC	51	(3)
Vizolution Ltd	OTH	AHC	PC	5	(49)

Parent company financial statements and notes *continued*

12 Related undertakings continued

The following table details related undertakings incorporated outside the UK where NatWest Group ownership is less than 100%.

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %	Notes
Coutts Private Equity Limited Partnership II	BF	IA	PC	45	(64)
Dunmore Securities No.1 DAC	BF	FC	DE	0	(20)
Eris Finance S.R.L.	BF	IA	PC	45	(40)
Herge Holding B.V.	BF	IA	PC	63	(55)
Lunar Funding VIII Ltd	BF	FC	DE	0	(8)
Lunar Luxembourg SA	BF	FC	DE	0	(57)
Lunar Luxembourg Series 2019- 04	BF	FC	DE	0	(57)
Lunar Luxembourg Series 2019- 05	BF	FC	DE	0	(57)
Lunar Luxembourg Series 2019- 06	BF	FC	DE	0	(57)
Lunar Luxembourg Series 2020- 01	BF	FC	DE	0	(57)
Lunar Luxembourg Series 2020- 02	BF	FC	DE	0	(57)
Lunar Luxembourg Series 2022- 01	BF	FC	DE	0	(57)

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %	Notes
Natwest Secured Funding DAC	BF	FC	FC	0	(37)
Nightingale CRE 2018-1 Ltd	BF	FC	DE	0	(9)
Nightingale LF 2021-1 Ltd	BF	FC	DE	0	(9)
Nightingale Project Finance 2019 1 Ltd	BF	FC	DE	0	(9)
Nightingale Securities 2017-1 Ltd	BF	FC	DE	0	(9)
Nightingale UK Corp 2020 2 Ltd	BF	FC	DE	0	(9)
Pharos Estates Ltd	OTH	AHC	DE	49.49	(34)
PTSB	BF	IA	DE	17	(72)
Sempra Energy Trading LLC	BF	FC	FC	51	(6)
Solar Funding II Ltd	BF	FC	DE	0	(68)
Thames Asset Global Securitization No.1 Inc.	BF	FC	FC	0	(31)
The Drive4Growth Company Ltd	OTH	IA	DE	20	(41)
Wiöniowy Management sp. Z.o.o.	SC	AHC	DE	25	(44)

The following table details related undertakings that are not active (actively being dissolved).

Entity name	Accounting treatment	Regulatory treatment	Group %	Notes
AA Merchant Services B.V.	FC	FC	100	(12)
Ardmore Securities No.2 DAC	BF	FC	0	(71)
Belfast Bankers' Clearing Company Ltd	AHC	OTH	25	(70)
Celtic Residential Irish Mortgage Securitisation No 10 Plc	FC	DE	0	(22)
Celtic Residential Irish Mortgage Securitisation No 11 Plc	FC	DE	0	(22)

Entity name	Accounting treatment	Regulatory treatment	Group %	Notes
Lombard Ireland Group Holdings Unlimited	FC	FC	100	(71)
Lombard Ireland Ltd	FC	FC	100	(71)
Marigold Nominees Ltd	FC	FC	100	(1)
Natwest Nominees Ltd	FC	FC	100	(1)
Priority Sites Investments Ltd	FC	DE	100	(1)
RBS Asia Holdings B.V.	FC	FC	100	(12)
UB SIG (ROI) Ltd	FC	FC	100	(22)

12 Related undertakings continued

The following table details related undertakings that are dormant

Entity name	Accounting treatment	Regulatory treatment	Group %	Notes
ANW TDS (Nominee 1) Ltd	FC	DE	100	(1)
ANW TDS (Nominee 2) Ltd	FC	DE	100	(1)
Atlas Nominees Ltd	FC	FC	100	(13)
British Overseas Bank Nominees Ltd	FC	FC	100	(1)
Buchanan Holdings Ltd	FC	FC	100	(1)
Coutts Scotland Nominees Ltd	FC	FC	100	(10)
Custom House Docks Basement Management No. 2 Ltd	AHC	DE	25	(67)
Dunfly Trustee Ltd	FC	FC	100	(1)
FIT Nominee 2 Ltd	FC	FC	100	(1)
FIT Nominee Ltd	FC	FC	100	(1)
Freehold Managers (Nominees) Ltd	FC	FC	100	(1)
HPUT A Ltd	FC	DE	100	(1)
HPUT B Ltd	FC	DE	100	(1)
JCB Finance Pension Ltd	FC	DE	88	(15)
Mulcaster Street Nominees Ltd	FC	FC	100	(14)
N.C. Head Office Nominees Ltd	FC	FC	100	(3)
National Westminster Bank Nominees (Jersey) Ltd	FC	FC	100	(33)
NatWest FIS Nominees Ltd	FC	FC	100	(1)
NatWest Group Retirement Savings Trustee Ltd	FC	FC	100	(1)
NatWest Group Secretarial Services Ltd	FC	FC	100	(3)

Entity name	Accounting treatment	Regulatory treatment	Group %	Notes
Natwest Invoice Finance Ltd	FC	FC	100	(1)
NatWest Pension Trustee Ltd	NC	DE	100	(1)
NatWest PEP Nominees Ltd	FC	FC	100	(1)
Nextlinks Ltd	FC	FC	100	(1)
Nordisk Renting A/S	FC	FC	100	(5)
Nordisk Renting HB	FC	FC	100	(2)
NWB Nominee 1 Ltd	FC	FC	100	(1)
Project & Export Finance (Nominees) Ltd	FC	FC	100	(1)
R.B. Leasing (March) Ltd	FC	FC	100	(1)
RBOS Nominees Ltd	FC	FC	100	(1)
RBS Investment Executive Ltd	NC	DE	100	(3)
RBSG Collective Investments Nominees Ltd	FC	FC	100	(10)
RoosterMoney UK Ltd	FC	FC	100	(26)
Sixty Seven Nominees Ltd	FC	FC	100	(1)
Strand Nominees Ltd	FC	FC	100	(16)
Syndicate Nominees Ltd	FC	FC	100	(1)
TDS Nominee Company Ltd	FC	FC	100	(3)
Tilba Ltd	FC	FC	100	(24)
The Royal Bank of Scotland (1727) Ltd	FC	FC	100	(3)
The Royal Bank of Scotland Group Ltd	FC	FC	100	(1)
Voyager Leasing Ltd	FC	FC	100	(1)
W G T C Nominees Ltd	FC	FC	100	(1)

The following table details overseas branches of NatWest Group

Subsidiary	Geographic location
National Westminster Bank Plc	Germany
NatWest Markets Plc	Germany, Hong Kong, India, Japan, Singapore Turkey, United Arab Emirates

Subsidiary	Geographic location
NatWest Markets N.V.	France, Germany, Italy, Republic of Ireland, Sweden, United Kingdom
The Royal Bank of Scotland International Ltd	Gibraltar, Guernsey, Isle of Man, Luxembourg, United Kingdom

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Parent company financial statements and notes *continued*

12 Related undertakings continued

Key:
BF   Banking and financial institution
CI   Credit institution
INV   Investment (shares or property) holding company
SC   Service company
TR   Trustee
OTH   Other
DE   Deconsolidated
FC   Full consolidation
PC   Pro-rata consolidation
AHC   Associate held at cost
EAJV   Equity accounting – Joint venture
IA   Investment accounting
NC   Not consolidated

Notes	Registered addresses	Country of incorporation
(1)	250 Bishopsgate, London, EC2M 4AA	UK
(2)	Care of Nordisk Renting AB, Jakobsbergsgatan 13, 8th Floor, Box 14044, Stockholm, SE-111 44	Sweden
(3)	RBS Gogarburn, 175 Glasgow Road, Edinburgh, EH12 1HQ	UK
(4)	c/o Epicenter, Mikonkatu 9, 6th Floor, Helsinki, 00100	Finland
(5)	c/o Advokatfirmaet Wiersholm AS, Postboks 1400, 0115 Oslo	Norway
(6)	251, Little Falls Drive, Wilmington, DE, 19808	USA
(7)	Ulster Bank Head Office, Block B Central Park, Leopardstown, Dublin 18, D18 N153	RoI
(8)	Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 31119	Cayman Islands
(9)	44 Esplanade, St Helier, JE4 9WG	Jersey
(10)	6-8 George Street, Edinburgh, EH2 2PF	UK
(11)	C/O Visma Services Danmark A/S, Lyskaer 3C-3D, 2730 Herlev	Denmark
(12)	Claude Debussylaan 94, Amsterdam, 1082 MD	Netherlands
(13)	Level 54, Hopewell Centre, 183 Queen's Road East	Hong Kong
(14)	Royal Bank House, 71 Bath Street, St Helier, JE4 8PJ	Jersey
(15)	11-16 Donegall Square East, Belfast, Co Antrim, BT1 5UB	UK
(16)	440, Strand, London, WC2R OQS	UK
(17)	C/O Nordisk Renting AB, Box 14044, SE-104 40 Stockholm	Sweden
(18)	1 Bartholomew Lane London EC2N 2AX	UK
(19)	1 Princes Street, London, EC2R 8BP	UK
(20)	3rd Floor, Fleming Court, Fleming's Place, Dublin 4, D04 N4X9	RoI
(21)	c/o Nordisk Renting Oy, Mikonkatu 9, 00100, Helsinki	Finland
(22)	One Spencer Dock, Dublin, D01 X9R7	RoI
(23)	The Mill, High Street, Rocester, Staffordshire, ST14 5JW	UK
(24)	2 Athol Street, Douglas, IM1 1JA	Isle Of Man
(25)	36 St Andrew Square, Edinburgh, EH2 2YB	UK
(26)	64 New Cavendish Street, London, W1G 8TB	UK
(27)	Ashurst Australia, South Tower, 80 Collins Street, Melbourne	Australia
(28)	Gate House, Turnpike Road, High Wycombe, Buckinghamshire, HP12 3NR	UK
(29)	One Edinburgh Quay, 133 Fountainbridge, Edinburgh, EH3 9QG	UK
(30)	Roßmarkt 10, Frankfurt am Main, 60311	Germany
(31)	114 West 47th Street, New York, 10036	USA
(32)	12/14 Veer Nariman Road, Brady House 4th floor, Fort, Mumbai, 400001	India
(33)	16 Library Place, St. Helier	Jersey
(34)	24 Demostheni Severi, 1st Floor, Nicosia, 1080	Cyprus
(35)	254, 13 Floor, Rua Boa Vista, Sao Paulo, 01014-907	Brazil
(36)	40, Avenue J.F Kennedy, Kirchberg, L1855	Luxembourg
(37)	5 Harbourmaster Place, Dublin 1, D01 E7E8	RoI
(38)	6th Floor, Building 2, Tower A, GIL IT/ITES SEZ, Candor TechSpace, Sector 21, Gurugram, Haryana, 122016	India
(39)	99 Queen Victoria Street, London, EC4V 4EH	UK
(40)	Via Vittorio Alfieri 1, Conegliano TV, IT-TN 31015	Italy
(41)	c/o Denis Crowley & Co Chartered Accountants, Unit 6 Riverside Grove, Riverstick, P43 W221	RoI
(42)	Clarendon House, Two Church Street, Suite 104, Reid Street, Hamilton, HM 11	Bermuda

12 Related undertakings continued

Notes	Registered addresses	Country of incorporation
(43)	H. Heyerdahlsgate 1, Postboks 2020 Vika, Oslo, 0125	Norway
(44)	ul. Ilzecka 26, building E, 02-135, Warsaw	Poland
(45)	Lerchenstrasse 18, Zurich, CH 8022	Switzerland
(46)	Liszt Straße 10, Regensburg, D-93053	Germany
(47)	Madison Building, Midtown, Queensway	Gibraltar
(48)	Maples Corporate Services Limited, P.O. Box 309, 121 South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
(49)	Office Block A, Bay Studios Business Park, Fabian Way, Swansea, SA1 8QB	UK
(50)	One Dockland Central, Guild Street, IFSC, Dublin 1	RoI
(51)	PO Box 230, Heritage Hall, Le Marchant Street, St Peter Port, GY1 4JH	Guernsey
(52)	Regency Court, Glategny Esplanade, St Peter Port, GY1 3AP	Guernsey
(53)	Schuetzengassse 4, CH-8001 Zurich	Switzerland
(54)	Tirolerweg 8, Zug, CH- 6300	Switzerland
(55)	Verlengde Poolseweg 16, Breda, 4818CL	Netherlands
(56)	Victoria Place, 5th Floor, 31 Victoria Street, Hamilton, HM 10	Bermuda
(57)	46A, Avenue J.F Kennedy,L 1855	Luxembourg
(58)	Greencoat Capital, 5 The Peak, Wilton Road, London, Greater London, SW1V 1AN, England	UK
(59)	8 Sackville Street, London, W1S 3DG, England	UK
(60)	Rakkestadsveien 15, 1814 Askim	Norway
(61)	Windward 3, Ocorian Trust (Cayman) Limited, Regatta Office Park, PO Box 1350, Grand Cayman, KY1-1108	Cayman Islands
(62)	5/F Manulife Place, 348 Kwun Tong Road, Kowloon	Hong Kong
(63)	6 The Countryard, Buntsford Gate, Buntsford Drive , Bromsgrove Worcestershire. B60 3DJ	UK
(64)	PO Box 309 GEORGETOWN KY1-1104	Cayman Islands
(65)	2nd floor, Palm Grove House, Road Town, Tortola	British Virgin Islands
(66)	18 Riversway Business Village, Navigation Way, Ashton-on Ribble, Preston, PR2 2YP	UK
(67)	c/o Apleona Real Estate Limited, Landscape House, Landscape Road, Churchtown, DUBLIN 14	RoI
(68)	IFC5, St.Helier, Channel Island JE1 1ST	Jersey
(69)	2nd Floor 120 Old Broad Street, London, EC2N 1AR	UK
(70)	Scottish Provident Building, 7 Donegall Square West, Belfast, BT1 6JH	UK
(71)	13-18 City Quay, Dublin 2	RoI
(72)	56-59 St. Stephen's Green, Dublin 2	RoI

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

1. Go-forward group

Further progress with respect to the phased withdrawal from the Republic of Ireland has resulted in Ulster Bank RoI continuing operations no longer meeting the IFRS definition of an operating segment. Therefore Ulster Bank RoI is no longer shown separately and performance on a Go-forward group basis (NatWest Group excluding Ulster Bank RoI) will not be reported going forward. Selected Go-forward group metrics are still included to align with 2022 targets and guidance previously provided and the financial measures in 2022 executive director performance assessment.

Go-forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items of the Go-forward group.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

	2022 £m	2021 £m	2020 £m
Continuing operations			
Total income	13,156	10,429	10,403
Less Ulster Bank RoI total income	53	(145)	(117)
Go-forward group income	13,209	10,284	10,286
Less notable items	(146)	(210)	384
Go-forward group total income excluding notable items	13,063	10,074	10,670

Go-forward group other operating expenses

Other operating expenses is calculated as total operating expenses less litigation and conduct costs. Other operating expenses of the Go-forward group excludes Ulster Bank RoI.

Our cost target for 2022 is based on this measure and we track progress against it.

	2022 £m	2021 £m	2020 £m
Continuing operations			
Total operating expenses	7,687	7,758	7,858
Less litigation and conduct costs	(385)	(466)	(385)
Other operating expenses	7,302	7,292	7,473
Less Ulster Bank RoI other operating expenses	(654)	(443)	(434)
Go-forward group other operating expenses	6,648	6,849	7,039

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2. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

	Year ended		
	31 December 2022		
Operating expenses	**Litigation and conduct costs**	**Other operating expenses**	**Statutory operating expenses**
Continuing operations			
Staff expenses	**45**	**3,671**	**3,716**
Premises and equipment	**—**	**1,112**	**1,112**
Depreciation and amortisation	**—**	**833**	**833**
Other administrative expenses	**340**	**1,686**	**2,026**
Total	**385**	**7,302**	**7,687**

	31 December 2021		
Operating expenses	Litigation and conduct costs	Other operating expenses	Statutory operating expenses
Continuing operations			
Staff expenses	—	3,676	3,676
Premises and equipment	—	1,133	1,133
Depreciation and amortisation	—	923	923
Other administrative expenses	466	1,560	2,026
Total	466	7,292	7,758

	31 December 2020		
Operating expenses	Litigation and conduct costs	Other operating expenses	Statutory operating expenses
Continuing operations			
Staff expenses	—	3,878	3,878
Premises and equipment	—	1,222	1,222
Depreciation and amortisation	—	913	913
Other administrative expenses	113	1,732	1,845
Total	113	7,745	7,858

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Non-IFRS financial measures *continued*

3. Cost:income ratio

NatWest Group uses cost:income ratio (excl. litigation and conduct) in the Outlook guidance. It is calculated as other operating expenses (total operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period on period comparisons.

The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio calculated using total operating expenses.

Year ended 31 December 2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	NatWest Group £m
Continuing operations					
Total operating expenses	2,593	622	3,744	728	7,687
Less litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Other operating expenses	2,484	610	3,563	645	7,302
Total income	5,646	1,056	6,413	41	13,156
Cost:income ratio	45.9%	58.9%	58.4%	nm	58.4%
Cost:income ratio (excl. litigation and conduct)	44.0%	57.8%	55.6%	nm	55.5%
Year ended 31 December 2021					
Continuing operations					
Total operating expenses	2,513	520	3,757	968	7,758
Less litigation and conduct costs	(76)	3	(111)	(282)	(466)
Other operating expenses	2,437	523	3,646	686	7,292
Total income	4,445	816	4,838	330	10,429
Cost:income ratio	56.5%	63.7%	77.7%	nm	74.4%
Cost:income ratio (excl. litigation and conduct)	54.8%	64.1%	75.4%	nm	69.9%
Year ended 31 December 2020					
Continuing operations					
Total operating expenses	2,540	455	4,031	832	7,858
Less litigation and conduct costs	(19)	26	7	(127)	(113)
Other operating expenses	2,521	481	4,038	705	7,745
Total income	4,181	763	5,578	(119)	10,403
Cost:income ratio	60.8%	59.6%	72.3%	nm	75.5%
Cost:income ratio (excl. litigation and conduct)	60.3%	63.0%	72.4%	nm	74.4%

4. NatWest Group return on tangible equity

Return on tangible equity comprises profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

Go-forward group return on tangible equity is calculated as profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go-forward RWAe applying factor is the Go-forward group average RWAe as a percentage of total Natwest Group average RWAe.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure: return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Year ended or as at	
	31 December 2022 £m	31 December 2021 £m
NatWest Group return on tangible equity		
Profit attributable to ordinary shareholders	**3,340**	2,950
Average total equity	**38,210**	42,727
Adjustment for other owners equity and intangibles	**(11,153)**	(11,395)
Adjusted total tangible equity	**27,057**	31,332
Return on equity	**8.7%**	6.9%
Return on tangible equity	**12.3%**	9.4%
Go-forward group return on tangible equity		
Profit attributable to ordinary shareholders	**3,340**	2,950
Less Ulster Bank RoI loss from continuing operations	**723**	414
Less loss/profit from discontinued operations	**262**	(464)
Go-forward group profit/(loss) attributable to ordinary shareholders	**4,325**	2,900
Average total equity	**38,210**	42,727
Adjustment for other owners equity and intangibles	**(11,153)**	(11,395)
Adjusted total tangible equity	**27,057**	31,332
Go-forward group RWAe applying factor	**95%**	93%
Go-forward group total tangible equity	**25,704**	29,139
Return on tangible equity	**16.9%**	10.0%

5. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends, paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

	Retail Banking	Private Banking	Commercial & Institutional
Year ended 31 December 2022			
Operating profit (£m)	2,824	436	2,547
Paid-in equity cost allocation (£m)	(80)	(15)	(187)
Adjustment for tax (£m)	(768)	(118)	(590)
Adjusted attributable profit (£m)	1,976	303	1,770
Average RWAe (£bn)	53.1	11.3	104.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.6
Return on equity	28.6%	24.5%	12.2%
Year ended 31 December 2021			
Operating profit (£m)	1,968	350	2,241
Preference share and paid-in equity cost allocation (£m)	(80)	(20)	(236)
Adjustment for tax (£m)	(529)	(92)	(501)
Adjusted attributable profit (£m)	1,359	238	1,504
Average RWAe (£bn)	36.0	11.2	106.0
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.2	1.4	13.8
Return on equity	26.1%	17.0%	10.9%
Year ended 31 December 2020			
Operating profit/(loss) (£m)	849	208	(527)
Preference share and paid-in equity cost allocation (£m)	(88)	(22)	(241)
Adjustment for tax (£m)	(213)	(52)	192
Adjusted attributable profit/(loss) (£m)	548	134	(576)
Average RWAe (£bn)	37.2	10.4	120.7
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.4	1.3	15.7
Return on equity	10.2%	10.3%	(3.7%)

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6. Bank net interest margin

Bank net interest margin is net interest income as a percentage of bank average interest-earning assets. Bank average interest earning assets are average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer presents net interest margin on a basis more comparable with UK peers and excludes the impact of regulatory driven factors. . A reconciliation is shown below including a comparison to the nearest GAAP measure: net interest margin. This is net interest income as a percentage of average interest earning assets.

	Year ended		
	31 December 2022 £m	31 December 2021 £m	31 December 2020 £m
Continuing operations			
NatWest Group net interest income	9,842	7,535	7,389
Average interest earning assets (IEA)	544,162	519,304	476,991
Less liquid asset buffer average IEA	(198,927)	(192,036)	(160,281)
Bank average IEA	345,235	327,268	316,710
Net interest margin	1.81%	1.45%	1.55%
Bank net interest margin	2.85%	2.30%	2.33%
Retail Banking			
Net interest income	5,224	4,074	3,868
Retail Banking average IEA	210,404	196,043	181,383
Less liquid asset buffer average IEA	(19,581)	(16,913)	(14,443)
Adjusted Retail Banking average IEA	190,823	179,130	166,940
Retail Banking net interest margin	2.74%	2.27%	2.32%
Private Banking			
Net interest income	777	480	489
Private Banking average IEA	29,308	27,224	23,806
Less liquid asset buffer average IEA	(10,221)	(8,949)	(7,483)
Adjusted Private Banking average IEA	19,087	18,275	16,323
Private Banking net interest margin	4.07%	2.63%	3.00%
Commercial & Institutional			
Net interest income	4,171	2,974	3,054
Commercial & Institutional average IEA	245,316	238,642	232,771
Less liquid asset buffer average IEA	(119,244)	(117,686)	(107,827)
Adjusted Commercial & Institutional average IEA	126,072	120,956	124,944
Commercial & Institutional net interest margin	3.31%	2.46%	2.44%

7. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	Year ended	
	31 December 2022	31 December 2021
Ordinary shareholders' interests (£m)	**32,598**	37,412
Less intangible assets (£m)	**(7,116)**	(6,723)
Tangible equity (£m)	**25,482**	30,689
Ordinary shares in issue (millions) (1)	**9,659**	11,272
TNAV per ordinary share (pence)	**264p**	272p

(1) The number of ordinary shares in issue excludes own shares held.

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Performance metrics not defined under IFRS

Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with the European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1. Loan:deposit ratio

Adjusted loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. Prior periods have been re-presented. This is a common metric used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers.

A reconciliation is shown below including a comparison to the nearest GAAP measure: loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at		
	31 December 2022 £m	31 December 2021 £m	31 December 2020 £m
Loans to customers - amortised cost	366,340	358,990	360,544
Less reverse repos	(19,749)	(25,962)	(25,011)
	346,591	333,028	335,533
Customer deposits	450,318	479,810	431,739
Less repos	(9,828)	(14,541)	(5,167)
	440,490	465,269	426,572
Loan:deposit ratio (%)	81%	75%	84%
Loan:deposit ratio (excl. repos and reverse repos) (%)	79%	72%	79%

2. Loan impairment rate

Loan impairment rate is the loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

3. Funded assets

Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4. AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking business segments. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments.

This measure is tracked and reported as the amount of funds that we manage or administer directly impacts the level of investment income that we receive.

5. Net new money

Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from saving accounts). Net new money excludes the impact of EEA resident client outflows following the UK's exit from the EU and Russian client outflows since Q1 2022.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional Banking.

6. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

7. Third party rates

Third party customer asset rate is calculated as interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.

This report has been prepared for NatWest Group to comply with the Capital Requirements (Country-by-Country Reporting) Regulations 2013 which implement Article 89 of the Capital Requirements Directive IV.

The Capital Requirements (Country-by-Country Reporting) Regulations (Audited)

This report shows the income, profit/(loss) before tax, tax paid/(received), average and spot employee numbers on a full-time equivalent basis for the entities located in the countries in which we operate.

Country

Each subsidiary or branch is allocated to the country in which it is resident for tax purposes. The data is consolidated for all the subsidiaries and branches allocated to each country.

Income and profit/(loss) before tax

Income and profit/(loss) totals are reported in Note 4 within the Geographical segments table.

Tax paid/(received)

Tax paid/(received) disclosed under CRD IV relates to corporation tax.

Corporation tax paid represents net cash taxes paid to/(received) from the tax authorities in each jurisdiction.

Corporation tax paid is reported on a cash basis as opposed to an accounting basis and therefore does not necessarily have a direct correlation to the reported profits or losses arising in the year. For example, in certain jurisdictions taxable profits may be reduced as a result of the offset of tax losses brought forward from prior years; or tax payments may be calculated with reference to prior year profits.

Full time equivalent employees (FTEs)

FTEs are allocated to the country in which they are primarily based for the performance of their employment duties. The figures disclosed represent the average number of FTEs, including temporary staff, in each country during the period. The FTEs, including temporary staff, at 31 December 2022, have been added for completeness.

Public subsidies received

No public subsidies were received during the period.

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NatWest Group Country-by-Country tax breakdown 2022

Country	Income (1,6) £m	Profit/(loss) before tax (1,6) £m	Tax paid/ (received) £m	Headcount Average FTE including temporary staff	Headcount FTE including temporary staff as at the year end 31 December 2022
UK	12,237	5,401	1,172	40,003	40,418
Guernsey	166	130	4	90	93
Isle of Man	77	25	(1)	357	369
Jersey	246	160	7	717	754
UK region	12,726	5,716	1,182	41,167	41,634
Finland	15	13	3	4	5
France	38	2	—	61	66
Germany	15	(10)	1	105	118
Gibraltar	41	23	—	65	70
Greece	—	(1)	—	1	1
Republic of Ireland	(417)	(1,024)	2	1,919	1,792
Italy	10	1	(3)	16	16
Luxembourg	79	53	2	62	69
Netherlands	142	51	—	117	114
Norway	4	4	1	—	—
Poland (2)	—	1	—	1,445	1,536
Spain	1	—	—	2	—
Sweden	22	11	3	34	34
Switzerland (2)	(9)	(7)	3	277	278
Turkey	2	1	—	2	2
Europe region	(57)	(882)	12	4,110	4,101
USA	94	(46)	1	268	260
US region	94	(46)	1	268	260
Hong Kong	1	1	—	6	6
India (2)	18	51	28	14,480	15,703
Japan	17	3	—	39	39
Singapore	62	27	—	108	114
Asia Pacific region	98	82	28	14,633	15,862
UK region	12,726	5,716	1,182	41,167	41,634
US region	94	(46)	1	268	260
Europe region	(57)	(882)	12	4,110	4,101
Rest of World region	98	82	28	14,633	15,862
Global total	12,861	4,870	1,223	60,178	61,857

For the notes to this table refer to the following page.

NatWest Group Country-by-Country tax breakdown 2021

Country	Income (1) £m	(Loss)/profit before tax (1) £m	Tax paid/ (received) £m	Headcount Average FTE including temporary staff	Headcount FTE including temporary staff as at the year end 31 December 2021
UK	9,600	3,948	787	40,426	39,692
Guernsey	99	83	8	85	83
Isle of Man	55	22	—	348	337
Jersey	166	90	1	702	676
UK region	**9,920**	**4,143**	**796**	**41,561**	**40,788**
Finland	—	—	2	3	3
France	23	(9)	1	40	49
Germany	14	(2)	2	61	70
Gibraltar	29	17	1	58	55
Greece	—	(1)	—	1	1
Republic of Ireland	453	(1)	2	2,000	1,935
Italy	7	(2)	1	14	12
Luxembourg	28	14	2	59	59
Netherlands	86	30	—	106	112
Norway	—	—	1	—	—
Poland (2)	5	2	—	1,280	1,369
Spain	6	(2)	1	13	5
Sweden	37	28	9	35	34
Switzerland (2)	1	5	6	273	274
Turkey	2	1	1	2	2
Europe region	**691**	**80**	**28**	**3,945**	**3,980**
USA	100	48	2	291	270
US region	**100**	**48**	**2**	**291**	**270**
Hong Kong	9	(2)	—	14	9
India (2)	13	37	12	13,164	13,541
Japan	18	2	—	37	37
Singapore	31	3	—	110	110
Asia Pacific region	**71**	**40**	**12**	**13,325**	**13,697**
Saudi Arabia (3)	—	—	18	—	—
Middle East region	**—**	**—**	**18**	**—**	**—**
UK region	9,920	4,143	796	41,561	40,788
Europe region	691	80	28	3,945	3,980
US region	100	48	2	291	270
Rest of World region	71	40	30	13,325	13,697
Global total	**10,782**	**4,311**	**856**	**59,122**	**58,735**

(1) A full list of NatWest Group subsidiaries' names, nature of activities and geographical locations is available at Note 12 of the parent company accounts.
(2) Income excludes internal service fee income which has been calculated on a cost plus mark-up basis.
(3) Tax paid nil (2021 - £18 million) in Saudi Arabia is due to capital gains tax arising on the merger of Alawwal bank with SABB during 2019.
(4) A list of the principal subsidiaries in each jurisdiction and the nature of their activities is available at Note 9 of the parent company accounts.
(5) The amounts shown above are presented to the nearest million and as a result any amounts less than £0.5 million have been rounded to zero.
(6) The information above is presented on a gross reporting basis and includes results from discontinued operations. The results from discontinued operations are included in the Republic of Ireland totals, Decrease in income: £295 million; Loss before tax: £262 million; Tax paid: nil; Subsidies received: nil; Headcount: 396 (2021- Income: £352 million; Profit before tax: £467 million; Tax paid: nil; Subsidies received: nil; Headcount: 715).

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Risk factors

Principal Risks and Uncertainties

Set out below are certain risk factors that could adversely affect NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group.

Economic and political risk

NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine.

NatWest Group is affected by global economic and market conditions. Uncertain and volatile economic conditions can create a challenging operating environment for financial services companies such as NatWest Group. The outlook for the global economy has many uncertainties including: falling economic activity, high inflation, rising interest rates, elevated energy prices and higher cost-of-living, supply chain disruption, changes to monetary and fiscal policy, and the impact of armed conflict (in particular the Russian invasion of Ukraine).

These conditions, including the current cost-of-living crisis, could be worsened by a number of factors including: instability in the global financial system, market volatility and change, fluctuations in the value of the pound sterling, new or extended economic sanctions, the ongoing effects of the COVID-19 pandemic, economic volatility in emerging markets, volatility in commodity prices or concerns regarding sovereign debt or sovereign credit ratings. Economic conditions may also be affected by the changing demographics in the markets that NatWest Group serves, increasing social and other inequalities, or rapid changes to the economic environment due to the adoption of technology, automation and artificial intelligence, or due to climate change, environmental degradation, biodiversity loss and/or other sustainability risks.

NatWest Group is also exposed to risks arising out of geopolitical events or political developments, such as exchange controls and other measures taken by sovereign governments that may hinder economic or financial activity levels. Unfavourable political, military or diplomatic events, increasing geopolitical tensions leading to armed conflict, protectionist policies or trade barriers, secession movements or the exit of other member states from the EU, changes to monetary and fiscal policy, new and widespread public health crises (including any epidemics or pandemics), state and privately sponsored cyber and terrorist acts or threats, and the responses to each of the above economic, political or other scenarios by various governments and markets, could negatively affect the business and performance of NatWest Group, including as a result of the indirect impact on regional or global trade and/or NatWest Group's customers and counterparties.

The UK experienced significant political uncertainty in 2022 that may persist into the foreseeable future. This could lead to a loss of confidence in the UK, that could in turn, negatively impact companies operating in the UK. NatWest Group also faces political uncertainty in Scotland as a result of a possible second Scottish independence referendum. Independence may adversely affect NatWest Group both in relation to entities incorporated in Scotland and in other jurisdictions. Any changes to Scotland's relationship with the UK or the EU may adversely affect the environment in which NatWest Group and its subsidiaries operate and may require further changes to NatWest Group, independently or in conjunction with other mandatory or strategic structural and organisational changes, any of which could adversely affect NatWest Group.

The COVID-19 pandemic prompted many changes that may prove to be permanent shifts in customer behaviour and economic activity, such as changes in spending patterns and significantly more people working in a more flexible manner. These changes may affect asset prices, the economic environment, and NatWest Group's customers' and counterparties' financial performance and needs. In response to the COVID-19 pandemic, central banks, governments, regulators, and legislatures in the UK and elsewhere offered unprecedented levels of support and various schemes to assist businesses and individuals, many of which have since been curtailed or withdrawn. However, risks remain as to whether these loans will be repaid.

The value of NatWest Group's own and other securities may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of NatWest Group's own and other securities, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group's own and other securities, which may have an adverse effect on NatWest Group's results of operations in future periods, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing NatWest Group's counterparty risk. NatWest Group's risk management and monitoring processes seek to quantify and mitigate NatWest Group's exposure to more extreme market moves. However, market events have historically been difficult to predict, and NatWest Group, its customers and its counterparties could realise significant losses if extreme market events were to occur.

Any of the above may adversely affect NatWest Group.

Changes in interest rates have significantly affected, and will continue to affect, NatWest Group's business and results.

NatWest Group's performance is affected by changes in interest rates. Benchmark overnight interest rates, such as the UK base rate, increased in 2022 and are expected to continue to rise in the short-term accompanied by quantitative tightening. However, forward rates at 31 December 2022 suggested interest rates may fall again in the medium-term.

Stable interest rates support predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates, such as those experienced during the COVID-19 pandemic, are generally expected to be less favourable for banks.

For NatWest Group, persistently low interest rates may reduce the yield on its lower interest income.

Volatility in interest rates may also result in unexpected outcomes both for interest income and asset and liability valuations which may adversely affect NatWest Group. For example, unexpected movements in spreads between key benchmark rates such as sovereign and swap rates in turn affect liquidity portfolio valuations. Finally, sharp unexpected rises in rates may also have negative impacts on some asset and derivative valuations, for example. Any of the above may have an adverse effect on NatWest Group's future results, financial condition and/or prospects.

Movements in interest rates also influence and reflect the macro-economic situation more broadly, affecting factors such as business and consumer confidence, property prices, default rates on loans and other indicators that may indirectly affect NatWest Group and may adversely affect its future results, financial condition and/or prospects.

Fluctuations in currency exchange rates may adversely affect NatWest Group's results and financial condition.
Decisions of central banks (including the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events, which are outside NatWest Group's control, may lead to sharp and sudden fluctuations in currency exchange rates.

Although NatWest Group is principally a UK focused banking group, it is subject to structural foreign exchange risk from capital deployed in NatWest Group's foreign subsidiaries, branches and other strategic equity shareholdings. NatWest Group also relies on issuing securities in non-sterling currencies that assist in meeting NatWest Group's MREL. NatWest Group conducts banking activities in non-sterling currencies (for example, loans, deposits and dealing activity) which affects its revenue and also uses service providers based outside of the United Kingdom for certain services and as a result certain operating results are subject to fluctuations in currency exchange rates.

NatWest Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency exchange rates.

Nevertheless, changes in currency exchange rates, particularly in the sterling-US dollar and euro-sterling rates, may adversely affect various factors including, the value of assets, liabilities (including the total amount of MREL-eligible instruments), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

Continuing uncertainty regarding the effects and extent of the UK's post Brexit divergence from EU laws and regulation, and NatWest Group's post Brexit EU operating model may adversely affect NatWest Group and its operating environment.
The UK ceased to be a member of the EU and the European Economic Area ('EEA') on 31 January 2020 ('Brexit') and the 2020 EU-UK Trade and Cooperation Agreement ('TCA') ended the transition period on 31 December 2020. The TCA was accompanied by a Joint Declaration on financial services which sets out an intention for the EU and UK to cooperate on matters of financial regulation and to agree a Memorandum of Understanding ('MoU'), which remains unsigned. Certain aspects of the services provided by NatWest Group are therefore subject to obtaining local licences or are subject to individual equivalence decisions (temporary or otherwise) by relevant regulators. The EU's equivalence regime does not cover most lending and deposit taking, and determinations in respect of non-EU countries have not, to date, covered the provision of most financial investment services. In addition, equivalence determinations do not guarantee permanent access rights and can be withdrawn with short notice. In late 2021 the European Commission proposed legislation that would require non-EU firms to establish a branch or subsidiary in the EU before providing 'banking services' in the EU. If these proposals become law all 'banking services' will be licensable activities in each EU member state and member states will not be permitted to offer bilateral permissions to financial institutions outside the EU allowing them to provide 'banking services' in the EU. Uncertainty remains as to whether 'banking services' will also include investment products.

NatWest Group continues to evaluate its post Brexit EU operating model, making adaptations as necessary.

NatWest Group also continues to assess where NatWest Group companies can obtain bilateral regulatory permissions to facilitate intragroup transactions and/or to permit business to continue from its UK entities, transferring what cannot be continued to be rendered from the UK to an EEA subsidiary or branch where permitted or commercially reasonable to do so. Where these regulatory permissions are temporary or are withdrawn, a different approach may need to be taken or may result in a change in operating model or some business being ceased. Not all NatWest Group entities have applied for bilateral regulatory permissions and instead conduct EEA business through an EEA licensed subsidiary or branch. Certain permissions are required in order to maintain the ability to clear euro payments. Other permissions, including the ability to have two intermediate EU parent undertakings, may need to be obtained, and structural changes may need to be made, to allow NatWest Group to continue to serve EEA customers from both the ring-fenced and non-ring-fenced banking entities. Any failure to obtain such permissions or make such structural changes in a timely manner, or at all, could adversely affect NatWest Group and the EEA customers it serves. Furthermore, transferring business to an EEA based subsidiary is a complex exercise and involves legal, regulatory and execution risks, and could result in a loss of business and/or customers or higher than anticipated costs. The changes to NatWest Group's operating model have been costly and failure to receive the requested regulatory permissions and/or further changes to its business operations, product offering and customer engagement could result in further costs and/or regulatory sanction.

The long-term effects of Brexit and the uncertainty regarding NatWest Group's EU operating model may adversely affect NatWest Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. The long-term effects of Brexit may also be exacerbated by wider UK and global macroeconomic trends and events.

Uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law.

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For example, bank regulation in the UK may diverge from European bank regulation if the Financial Services and Markets Bill ('FSM') is enacted into law. The UK government has also proposed legislation to introduce automatic 'sunset' clauses for retained EU law by the end of 2023 (the Retained EU Law (Revocation and Reform) Bill 2022), which if enacted could potentially cause market disruption and require additional resources to manage the legal and regulatory consequences. NatWest Group may not be able to respond to these changes effectively, in a timely manner, or at all. The actions taken by regulators in response to any new or revised bank regulation and other rules affecting financial services, may adversely affect NatWest Group, including its business, non-UK operations, group structure, compliance costs, intragroup arrangements and capital requirements.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group's shares held by HM Treasury may affect the price of NatWest Group securities.
In its March 2021 Budget, the UK Government announced its intention to carry out a programme of sales of NatWest Group plc ordinary shares with the objective of selling all of its remaining shares in NatWest Group plc by 2026. NatWest Group plc has: (i) carried out directed buybacks of NatWest Group plc ordinary shares from UK Government Investments Limited ('UKGI') in March 2021 and in March 2022, (ii) carried out sales of NatWest Group plc shares by UKGI by accelerated bookbuild in May 2021 and (iii) made purchases under NatWest Group plc's directed and on-market buyback programmes announced in July 2021 and in March 2022. As at 17 January 2023, the UK Government held 44.98% of the ordinary share capital with voting rights of NatWest Group plc. NatWest Group may participate in similar directed or on-market buybacks in the near- and medium-term future. The precise timing and extent of further UKGI's sell-downs is uncertain, which could result in a prolonged period of price volatility for NatWest Group plc's ordinary shares and other securities.

Any offers or sales of a substantial number of ordinary shares in NatWest Group plc by UKGI, market expectations about these sales and any associated directed, on or off market buyback activity by NatWest Group, could affect the prevailing market price for the outstanding ordinary shares of NatWest

Group plc which may have an adverse effect on NatWest Group.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, for as long as HM Treasury remains NatWest Group plc's largest single shareholder, HM Treasury and UKGI (as manager of HM Treasury's shareholding) could exercise a significant degree of influence over NatWest Group including: the election of directors and appointment of senior management, NatWest Group's capital strategy, dividend policy, remuneration policy or the conduct of NatWest Group's operations. HM Treasury or UKGI's approach depends on government policy, which could change.

The manner in which HM Treasury or UKGI exercises HM Treasury's rights as NatWest Group's largest single shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy, which may in turn adversely affect NatWest Group.

Strategic risk
NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
NatWest Group continues to implement its purpose-led strategy, which is designed to champion potential and to help individuals, families and businesses to thrive. NatWest Group's strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations, as accelerated by the COVID-19 pandemic. Further, shifting trends include digitalisation, decarbonisation, automation, e-commerce and hybrid working, each of which has resulted in significant market volatility and change. There is also increased investor, employee, stakeholder, regulatory and customer scrutiny regarding how businesses address these changes and related climate change, biodiversity and other sustainability issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management.

In recent years, as part of its purpose-led strategy, NatWest Group has refocused its NatWest Markets business, and has also created the Commercial & Institutional business segments. The Commercial & Institutional business segment combined the pre-existing Commercial, NatWest Markets and RBS International businesses to form a single business segment, which focuses on serving Commercial & Institutional customers. The Commercial & Institutional business segment is intended to allow closer operational and strategic alignment to support growth, with increased levels of services being provided between NatWest Group entities, with the potential increased risk of breach of the UK ring-fencing regime requiring effective conflicts of interest policies.

Many factors may adversely impact the successful implementation of NatWest Group's purpose-led strategy, including:

- macroeconomic challenges including rising inflation and interest rates and falling economic activity which may adversely affect economic growth and which could in turn impact certain strategic initiatives and new venture opportunities for NatWest Group;
- an internal culture shift across NatWest Group as to how NatWest Group conducts its business to strive towards NatWest Group's One Bank strategy;
- maintaining effective governance, procedures, systems and controls giving effect to the purpose-led strategy whilst also managing emerging climate, ESG and other sustainability-related risks and opportunities;
- achieving a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period;
- cost-controlling measures, which may result in material one-off provisions to lower the NatWest Group cost base, may divert investment from other areas, and may vary considerably from year to year;
- lower customer confidence and confidence from the wider market, which may result in a decrease of customer activity and related income levels;
- changes in the economic, political and regulatory environment in which NatWest Group, its customers and its counterparties operate, regulatory uncertainty and changes, strong market competition and industry disruption and economic volatility; and

– any economic downturn which may adversely affect the strategy as certain initiatives depend on achieving growth in new ventures and opportunities for NatWest Group.

In pursuing its purpose-led strategy, NatWest Group may not be able to successfully: (i) implement some or all aspects of its strategy; (ii) meet any or all of the related targets or expectations of its strategy; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative. The scale and scope of its strategy and the intended changes continue to present material business, operational and regulatory (including compliance with the UK ring-fencing regime), conflicts, legal, execution, IT system, internal culture, conduct and people risks to NatWest Group. Implementing many changes and strategic actions concurrently, including in respect of any growth initiatives, will require application of robust governance and controls frameworks and robust IT systems; there is a risk that NatWest Group may not be successful in these respects. The implementation of the purpose-led strategy and any other strategic initiatives could result in materially higher costs than initially contemplated (including due to material uncertainties and factors outside of NatWest Group's control) and may not be completed as planned, or at all, or could be phased or could progress in a manner other than currently expected. This could lead to additional management actions by NatWest Group.

Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the purpose-led strategy and other strategic initiatives, result in higher than expected costs, impact NatWest Group's products and services offering, its reputation with customers or business model and adversely affect NatWest Group's ability to deliver its strategy and meet its targets and guidance, each of which could adversely affect NatWest Group's future results, financial condition and/or prospects.

Future acquisitions or divestments by NatWest Group may not be successful, and consolidation or fragmentation of the financial services industry may adversely affect NatWest Group.
The financial services industry is experiencing continued competitive pressure with technological advancement disrupting traditional business models. In order to compete effectively,

NatWest Group may decide, as part of its purpose-led strategy, to undertake divestments, restructurings or reorganisations.

Conversely, it may decide to grow its business through acquisitions, joint ventures, investments and/or strategic partnerships as well as other transactions and initiatives to: (i) enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; or (iv) enter new markets or enhance its presence in existing markets.

There are risks that NatWest Group may not fully realise the expected benefits and value from these transactions and initiatives in the time, or to the degree, anticipated, or at all. In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, for example, regarding synergies and expected commercial demand; (ii) fail to successfully integrate any acquired businesses (including in respect of technologies, existing strategies, products and human capital) or to successfully divest or restructure a business; (iii) fail to retain key employees, customers and suppliers of any acquired or restructured business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in growing its business through divestments, restructurings, reorganisations or acquisitions, and initiatives and any particular transaction may not succeed, may be limited in scope or scale (including due to NatWest Group's current ownership structure) and may not conclude on the terms contemplated, or at all. Any of the above may adversely affect NatWest Group's future results, financial condition and/or prospects.

Continued competitive pressure in the financial services industry, including from technology companies, may have a negative impact on NatWest Group's business. If NatWest Group Commercial & Institutional customers merge or are acquired by other entities that are not NatWest Group customers,

this may also lead to losses for NatWest Group. Existing larger banks or financial institutions (and those that emerge from mergers and consolidations) may have more bargaining power in negotiations than NatWest Group. Each of these developments may adversely affect NatWest Group.

NatWest Group's phased withdrawal from the Republic of Ireland present various risks.
NatWest Group's phased withdrawal from ROI continues to present significant commercial, operational, reputational, legal and execution risks. In particular, the phased withdrawal from ROI requires transfers of business, assets and liabilities to third parties, and entails many risks, the most significant of which include: (i) anticipated reductions in net income, total lending and RWAs; (ii) potential stranded capital or an inability to return capital from Ulster Bank Ireland DAC to its parent; (iii) the diversion of management resources and attention away from day-to-day management; (iv) the recognition of disposal losses as part of the orderly run-down of certain loan portfolios which may be higher than anticipated; (v) execution risks arising from the significant uncertainties of a phased withdrawal, including the additional IT and operational expense and resource required to mitigate manual and limited customer switching and handling processes of Ulster Bank Ireland DAC, potential counterparties and other banks; (vi) customer action or inaction, or the inability to obtain necessary approvals and/or support from governmental authorities, regulators, trade unions and/or other stakeholders resulting in additional cost, resource and delays; (vii) potential loss of customers, resulting in, for example, retail and commercial deposit outflows and reduced revenues and liquidity; (viii) increased people risk through the potential loss of key colleagues and institutional knowledge and increased challenges of attracting and retaining colleagues; (ix) regulatory risk, including in relation to prudential, conduct and other regulatory requirements; (x) no or limited access to Euro system funding arrangements; and (xi) brand and reputational risks and stakeholder scrutiny about the phased withdrawal from ROI. Any of these risks and uncertainties may cost more, be more complex or harder to mitigate than currently estimated and may adversely affect NatWest Group's reputation, future results, financial condition and/or prospects or its ability to execute a phased withdrawal from ROI.

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The transfer of NatWest Group's Western European corporate portfolio involves certain risks.

To improve efficiencies and best serve customers following Brexit, NatWest Group expects that certain of its assets, liabilities, transactions and activities (including NatWest Group's Western European corporate portfolio principally consisting of term funding and revolving credit facilities), may be: (i) transferred from the ring-fenced subgroup of NatWest Group to NWM Group and/or (ii) transferred to the ring-fenced subgroup of NatWest Group from NWM Group, subject to regulatory and customer requirements. The timing, success and quantum of any of these transfers remain uncertain as is the impact of these transactions on its results of operations. As a result, NatWest Group's future results, financial condition and/or prospects may be adversely affected.

Financial resilience risk

NatWest Group may not meet the targets it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

As part of NatWest Group's strategy, it has set a number of financial, capital and operational targets including in respect of its: CET1 ratio target, MREL targets, return on tangible equity ('ROTE'), funding plans and requirements, employee engagement, diversity and inclusion as well as ESG (including climate and sustainable funding and financing targets) and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). See also, '*NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.*'

NatWest Group's ability to meet its targets, including its CET1 ratio target, and make discretionary capital distributions and to successfully fulfil its strategy is subject to various internal and external factors and risks. These include but are not limited to: UK and global macroeconomic, political, market and regulatory uncertainties, operational risks and risks relating to NatWest Group's business model and strategy (including risks associated with climate, ESG and other sustainability-related issues) and litigation, governmental actions, investigations and regulatory matters.

See also, '*NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine.*'

NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

The markets within which NatWest Group operates are highly competitive. NatWest Group expects such competition to continue and intensify in response to various changes. These include: evolving customer behaviour, technological changes (including digital currencies and other instruments, stablecoins and the growth of digital banking, such as from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede NatWest Group's ability to grow or retain its share and impact its revenues and profitability, particularly in its key UK retail and commercial banking segments. Moreover, innovations such as biometrics, artificial intelligence, automation, the cloud, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

These trends have been catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking (PSD2), 'Open Finance' and other remedies imposed by the Competition and Markets Authority ('CMA'), which are designed to further promote competition within retail banking. The competition enhancing measures under NatWest Group's independently administered Alternative Remedies Package ('ARP') benefits grant recipients and eligible competitors.

The ARP may be more costly than anticipated and may adversely affect customer service for NatWest Group's own customers, its competitive position and reputation. Failure to comply with the terms of the scheme could result in the imposition of additional measures or limitations on NatWest Group's operations, additional supervision by NatWest Group's regulators, and loss of investor confidence.

Increasingly, many of the products and services offered by NatWest Group are, and will become, more technology intensive, including through digitalisation and the use of artificial intelligence. For example, NatWest Group has invested in a number of fintech ventures, including Mettle, FreeAgent, Tyl, Rapid Cash, Rooster Money and Vodeno. NatWest Group's ability to develop or acquire such digital solutions (which also need to comply with applicable and evolving regulations) has become increasingly important to retaining and growing NatWest Group's customer business in the UK. There can be no certainty that NatWest Group's innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow NatWest Group to continue to maintain or grow such services in the future. Certain of NatWest Group's current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. NatWest Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, resulting in increased competition from traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

NatWest Group's competitors may also be better able to attract and retain customers and key employees, may have more advanced IT systems, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given NatWest Group's focus on cost efficiencies.

This may limit additional investment in areas such as innovation and could affect NatWest Group's offering of innovative products or technologies for delivering products or services to customers and its competitive position.

Furthermore, the development of innovative products depends on NatWest Group's ability to produce underlying high-quality data, failing which its ability to offer innovative products may be compromised.

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and timely, it will lose share, incur losses on some or all of its initiatives and lose opportunities for growth. In this context, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through automation and artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, inadequate or is not fully integrated into NatWest Group's current solutions. There can be no certainty that such initiatives will deliver the expected cost savings and investment in automated processes will likely also result in increased short-term costs for NatWest Group.

In addition, the implementation of NatWest Group's purpose-led strategy (including in relation to acquisitions, reorganisations and/or partnerships), delivery on its climate ambition, cost-controlling measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants could affect NatWest Group's ability to maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group's strategic initiatives. Furthermore, continued consolidation or technological or other developments in certain sectors of the financial services industry could result in NatWest Group's remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors. Any of the above may adversely affect NatWest Group's future results, financial condition and/or prospects.

NatWest Group has significant exposure to counterparty and borrower risk.
NatWest Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group's businesses. NatWest Group's lending strategy and associated processes/systems may fail to identify, anticipate or quickly react to weaknesses or risks in a particular sector, market or borrower, or NatWest Group's credit risk appetite relative to competitors, or fail to adequately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact NatWest Group's profitability. See also, '*Risk and capital management — Credit Risk*'.

The credit quality of NatWest Group's borrowers and other counterparties may be affected by the recent UK and global macroeconomic and political uncertainties and a further deterioration in prevailing economic and market conditions (including a resurgence of the COVID-19 pandemic or other new health crises) and by the legal and regulatory landscape in the UK and countries where NatWest Group is exposed to credit risk. Any further deterioration in these conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights over security, increasing credit risk.

An increase in drawings upon credit facilities may also increase NatWest Group's RWAs. In addition, the level of household indebtedness in the UK remains high. The ability of households to service their debts could be worsened by a period of high unemployment, increasing interest rates or higher inflation, particularly if prolonged. NatWest Group may be affected by volatility in property prices (including as a result of the general UK political or economic climate) given that NatWest Group's mortgage loan and wholesale property loan portfolios as at 31 December 2022, amounted to £235.5 billion, representing 62% of NatWest Group's total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group's credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the net amount after accounting for any IFRS 9 provisions already made.

This is most likely to occur during periods of illiquidity or depressed asset valuations.

NatWest Group is exposed to the financial industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty or borrower may lead to market-wide liquidity problems and losses for NatWest Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a daily basis. See also, '*NatWest Group may not be able to adequately access sources of liquidity and funding*'.

As a result, adverse changes in borrower and counterparty credit risk may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. See also, '*Risk and capital management - Credit Risk*'. A credit deterioration would also lead to RWA increases.

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Furthermore, the assumptions and judgments used in the MES and ECL assessment at 31 December 2022 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group.

Due to NatWest Group's exposure to the financial industry, it also has exposure to shadow banking entities (i.e., entities which carry out activities of a similar nature to banks but not regulated like banks). NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect NatWest Group's future results, financial condition and/or prospects.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group assisted affected customers with a number of initiatives including NatWest Group's participation in BBLS, CBILS and CLBILS products. NatWest Group has sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS, CBILS or CLBILS or the enforcing or pursuing repayment of BBLS,CBILS and CLBILS (or a failure to exercise forbearance), which may have an adverse effect on NatWest Group's reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgments, settlements, penalties or fines.

If NatWest Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to write-downs.

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated

activities to maintain adequate financial resources.

Adequate capital provides NatWest Group with financial flexibility specifically in its core UK operations in the face of turbulence and uncertainty in the UK and the global economy. It also permits NatWest Group plc to make discretionary capital distributions (including dividends to shareholders).

As at 31 December 2022, NatWest Group plc's CET1 ratio was 14.2% and is targeting a CET1 ratio of 13-14% by the end of 2023. NatWest Group plc's target CET1 ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management's and/or the Prudential Regulation Authority's ('PRA') views on appropriate buffers above minimum operating levels.

NatWest Group plc's current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium-to-long term targets. NatWest Group intends to make capital distributions to its equity investors of amounts surplus to its publicly stated CET1 target, subject to macroeconomic conditions, via a combination of dividends and buybacks. In making distribution decisions, consideration is given to previously guided ordinary dividend pay-out ratios, an intention to minimise the government's stake in the Group, and maximising shareholder value.

A number of factors may impact NatWest Group plc's ability to maintain its current CET1 ratio target and achieve its capital strategy. These include:
– a depletion of its capital resources through increased costs or liabilities or reduced profits;
– an increase in the quantum of RWAs/Leverage Exposure in excess of that expected, including due to regulatory changes, or a failure in internal controls or procedures to accurately measure and report RWAs/ Leverage Exposure;
– changes in prudential regulatory requirements including NatWest Group plc's Total Capital Requirement/ Leverage Requirement set by the PRA, including Pillar 2 requirements, as applicable, and regulatory buffers as well as any applicable scalars; and

– reduced dividends from NatWest Group's subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc's target ratio; and limitations on the use of double leverage (i.e., NatWest Group plc's use of debt to invest in the equity of its subsidiaries, as a result of the Bank of England's and/or NatWest Group's evolving views on distribution of capital within groups).

A shortage of capital could in turn affect NatWest Group plc's capital ratio, and/or its ability to make capital distributions and in turn NatWest Group may not remain a viable, competitive or profitable banking business.

A minimum level of capital is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions which fail to meet the combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement may necessitate for NatWest Group plc reducing or ceasing discretionary payments (including payments of dividends to shareholders) to the extent of the breach.

NatWest Group plc is required to maintain a set quantum of MREL set as the higher of its RWAs or leverage requirement. The Bank of England has identified single point-of-entry at NatWest Group plc, as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity within NatWest Group that can externally issue securities that count towards its MREL, the proceeds of which can then be downstreamed to meet the internal MREL of its operating entities and intermediate holding companies.

If NatWest Group plc is unable to raise the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries as required, or to otherwise meet its regulatory capital,

MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, constrained or more expensive funding and be unable to make dividend payments on its ordinary shares or maintain discretionary payments on capital instruments.

If, under a stress scenario, the level of regulatory capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directives I and II ('BRRD'), as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group's applicable capital or leverage requirements may trigger the application of NatWest Group's recovery plan to remediate a deficient capital position. NatWest Group's regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc's CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group plc will be written-down or converted into equity and there may be an issue of additional equity by NatWest Group plc, which could result in the reduction in value of the holdings of NatWest Group plc's existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect: NatWest Group's product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may adversely affect NatWest Group's future results, financial condition and/or prospects. See also, '*NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.*'

NatWest Group may not be able to adequately access sources of liquidity and funding.
NatWest Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets.

As at 31 December 2022, NatWest Group plc subsidiaries held £470.7 billion in deposits. The level of deposits may fluctuate due to factors outside NatWest Group's control, such as a loss of customers and/or investor confidence (including in individual NatWest Group entities), changes in interest rates, government support, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group's deposits could, particularly if accompanied by one of the other factors described above, may adversely affect NatWest Group's ability to satisfy its liquidity or funding needs. In turn, this could require NatWest Group to adapt its funding plans or change its operations.

Current economic uncertainties and any significant market volatility could affect NatWest Group's ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements. As a result, NatWest Group and its subsidiaries could be required to adapt their funding plans. This could exacerbate funding and liquidity risk, which may adversely affect NatWest Group.

As at 31 December 2022, NatWest Group plc's liquidity coverage ratio was 145%. If its liquidity position were to come under stress, and if NatWest Group plc were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. NatWest Group may need to liquidate assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case may adversely affect NatWest Group's future results, financial condition and/or prospects.

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group's liquidity position and increase the cost of funding.
Rating agencies regularly review NatWest Group plc and other NatWest Group entity credit ratings and outlooks. In October 2022, Moody's changed the outlook from stable to negative for NatWest Bank Plc's issuer rating. NatWest Group entity credit ratings and outlooks could be negatively affected (directly or indirectly) by a number of factors that can change over time, including: credit rating agencies' assessment of NatWest Group's strategy and management's capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries and regions in which NatWest Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to NatWest Group's legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in NatWest Group's key markets (including higher interest rates and inflation, supply chain disruptions and the outcome of any further Scottish independence referendum); any reduction of the UK's sovereign credit rating (currently on negative outlook by Moody's, S&P and Fitch) and market uncertainty. In addition, credit ratings agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit ratings analysis, as are investors in their investment decisions. See also, '*A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group's reputation and on investors' risk appetite and customers' willingness to deal with NatWest Group.*'

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets' perception of NatWest Group's financial resilience could significantly affect NatWest Group's access to capital markets, reduce the size of its deposit base and trigger additional collateral or other requirements in its funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group's (and,

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in particular, NatWest Group plc's) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with NatWest Group (and, in particular, with NatWest Group plc). This may in turn adversely affect NatWest Group's competitive position and threaten its prospects in the short to medium-term.

NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.

NatWest Group is subject to annual stress tests by its regulator in the UK. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that NatWest Group will need to take action to strengthen its capital position.

Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator may result in: NatWest Group's regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, all of which may adversely affect its future results, financial condition and/or prospects.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

Given the complexity of NatWest Group's business, strategy and capital requirements, NatWest Group relies on analytical and other models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group's mandated stress testing). Uncertainties relating to the COVID-19 pandemic has made reliance on analytical models and planning and forecasting for NatWest Group more complex, and may result in uncertainty impacting the risk profile of NatWest Group and/or that of the wider banking industry.

In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime (criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as fraud risk management (collectively, 'financial crime')). NatWest Group's models, and the parameters and assumptions on which they are based, are periodically reviewed.

As models analyse scenarios based on assumed inputs and a conceptual approach, model outputs therefore remain uncertain. Failure of models (including due to errors in model design) or new data inputs (including non-representative data sets), for example, to accurately reflect changes in the micro and macroeconomic environment in which NatWest Group operates (for example to account for high inflation), to capture risks and exposures at the subsidiary level and to update for changes to NatWest Group's current business model or operations, or for findings of deficiencies by NatWest Group's regulators (including as part of NatWest Group's mandated stress testing), may render some business lines uneconomic, result in increased capital requirements, may require management action or may subject NatWest Group to regulatory sanction. NatWest Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

NatWest Group's financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgments and assumptions take into account historical experience and other factors, (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgments and assumptions (particularly those involving the use of complex models).

Further, accounting policy and financial statement reporting requirements are likely to increasingly require management to adjust existing judgments, estimates and assumptions for the effects of climate-related, sustainability and other matters that are inherently uncertain and for which there is little historical experience which may affect the comparability of NatWest Group's future financial results with its historical results. Actual results may differ due to the inherent uncertainty in making climate-related and sustainability estimates, judgments and assumptions.

Accounting policies deemed critical to NatWest Group's results and financial position, based upon materiality and significant judgments and estimates, involve a high degree of uncertainty and may have a material impact on its results. For 2022, these include loan impairments, fair value, deferred tax and conduct and litigation provisions. These are set out in '*Critical accounting policies and sources of estimation uncertainty*'.

Changes in accounting standards may materially impact NatWest Group's financial results.

NatWest Group prepares its consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with IFRS as issued by the International Accounting Standards Board. Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also significantly impact the financial results, condition and prospects of NatWest Group. From time to time, the International Accounting Standards Board may issue new accounting standards or interpretations that could materially impact how NatWest Group calculates, reports and discloses its financial results and financial condition, and which may affect NatWest Group capital ratios, including the CET1 ratio. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in '*Future accounting developments*'.

The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

NatWest Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may adversely affect NatWest Group's future results, financial condition and/or prospects.

NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England in the future deem NatWest Group's preparations to be inadequate.

NatWest Group is subject to regulatory oversight by the Bank of England and the PRA and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario. In June 2022 the Bank of England communicated its assessment of NatWest Group's preparations and did not identify any shortcomings, deficiencies or substantive impediments although two areas were highlighted as requiring further enhancements. NatWest Group could be adversely affected should future Bank of England assessments deem NatWest Group's preparations to be inadequate.

If future Bank of England assessments identify a significant gap in NatWest Group's ability to achieve the resolvability outcomes or reveals that NatWest Group is not adequately prepared to be resolved, or did not have adequate plans in place to meet resolvability requirements, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the Bank of England's assessment, potential action may include, but is not limited to, restrictions on NatWest Group's maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change legal or operational structure, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL. This may also impact NatWest Group's strategic plans and may adversely affect its financial condition and/or reputation or lead to a loss of investor confidence.

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.

HM Treasury, the Bank of England and the PRA and FCA (together, the 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These tools may be applied to NatWest Group plc as the parent company or an affiliate where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities,

and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability.

Under the UK Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used. Holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions undertaken in relation to the ordinary shares and other securities issued by NatWest Group, which may depend on factors outside of NatWest Group's control. Moreover, the Banking Act provisions remain largely untested in practice, particularly in respect of resolutions of large financial institutions and groups.

If NatWest Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of NatWest Group plc's ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding adverse effect on the market price of such ordinary shares and other NatWest Group securities.

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Climate and sustainability-related risks

NatWest Group and its customers, suppliers and counterparties face significant climate and sustainability-related risks, which may adversely affect NatWest Group.

Climate-related risks represent a source of systemic risk in the global financial system. The financial impacts of climate-related risks are expected to be widespread, exacerbating already existing financial vulnerabilities and may disrupt the proper functioning of financial markets and institutions, including NatWest Group.

Financial and non-financial risks from climate change and sustainability-related risks can arise through physical and transition risks. In addition, physical and transition risks can trigger further losses, stemming directly or indirectly from legal claims, litigation and conduct liability (referred to as 'liability risk'). See also, '*NatWest Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.*'

There are significant uncertainties as to the location, extent and timing of the manifestation of the physical risks of climate change, such as more severe and frequent extreme weather events (storms, flooding, subsidence, heat waves, droughts and wildfires), rising sea levels, nature and biodiversity loss, declining food yields, destruction of critical infrastructure, supply chain disruption and resource scarcity. Damage to NatWest Group customers', suppliers' and counterparties' properties and operations could disrupt business, impair asset values and negatively impact the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group's portfolios. In addition, NatWest Group premises and operations, or those of its critical outsourced functions may experience damage or disruption leading to increased costs and adversely affect NatWest Group's reputation, future results, financial condition and/or prospects.

In October 2021, the UK Government published its Net Zero Strategy which sets out how the UK will deliver on its commitment to reach net-zero emissions by 2050 (defined as the point at which greenhouse gas emissions from sources are equal to removals by sinks as set out in Article 4 of the 2015 Paris Agreement). An independent review of the government's approach to delivering its net zero target to ensure it is pro-business and pro-growth was published in January 2023.

The timing, content and implementation of the specific policies and proposals remain uncertain and are subject to continuous changes and developments. The transition to a net-zero economy across all sectors of the economy and markets in which NatWest Group operates will be required to meet the goals of the UN Framework Convention on Climate Change (1994), the 2015 Paris Agreement, the UK's Net Zero Strategy and the European Green Deal initiatives. The impacts of the extensive social, commercial, technological, policy and regulatory changes required to achieve transition remain uncertain but are expected to be significant, subject to continuous changes and developments and may be disruptive across the global economy and markets, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Some sectors such as property, energy (including the oil and gas industry), mobility (including land transport, aviation, and shipping industries and the related manufacturing and infrastructure industry) and food (including the agriculture industry) are expected to be particularly impacted. The timing and pace of the transition to a net-zero economy is also uncertain, will depend on many factors and uncertainties and may be near-term, gradual and orderly, or delayed, rapid and disorderly, or a combination of these. There is also growing attention on the need for a *'just transition'* and *'energy justice'* – in recognition that the transition to net zero should not disproportionally affect the most disadvantaged members of society.

In addition, NatWest Group and its customers, suppliers and counterparties may face economic, financial and non-financial risks arising from broader sustainability issues such as: (i) risks relating to degradation of the environment, such as air, water and land pollution, water stress, nature and biodiversity loss and deforestation which may include for instance loss and/or decline of the state of nature (including the state of biodiversity); (ii) social matter-related risks (including violent conflicts, geopolitical implications, impacts on indigenous people, migration, human rights, diversity, equality and inclusion, the living wage, fair taxation and value chains); and (iii) governance-related risks (including board diversity, ethics, executive compensation and management structure).

Financial institutions, including NatWest Group, are directly and indirectly exposed to multiple types of environmental risks (including nature and biodiversity related risks) through

their activities, including through the risk of default by clients.

In addition to safeguards and interventions that focus on reducing negative impacts on the environment (including nature and biodiversity), there is also a growing need to implement solutions that focus on increasing positive impacts on environment (including nature and biodiversity) through nature-based solutions. In 2021, NatWest Group classified '*Biodiversity and Nature Loss*' as an emerging risk for NatWest Group within its Risk Management Framework.

The Taskforce on Nature-Related Financial Disclosures (TNFD) is a global, market-led initiative with the mission to develop and deliver a risk management and disclosure framework for organisations to report and act on evolving nature-related risks and opportunities, with the ultimate aim of supporting a shift in global financial flows away from nature-negative outcomes and toward nature-positive outcomes. NatWest Group is a member of the Informal Working Group 2020 of TNFD and is a Forum Member since 2021.

Measuring the environmental related financial impacts (including impacts on nature and biodiversity related financial impacts) as a result of funding and financing activities as well as reporting on these is an evolving and complex area for the financial services industry which requires collaborative approaches with partners, stakeholders, peers and public sector bodies to help measure and mitigate the negative impacts of the activities which NatWest Group finances on the environment (including nature and biodiversity), as well as supporting the growing sector of nature-based solutions and habitat restoration and biodiversity markets. NatWest Group is in the early stages of developing its approach to assess, manage and mitigate environmental risks and by using emerging industry guidance such as the TNFD beta framework, NatWest Group is seeking to further its understanding of how NatWest Group's business activities impact nature, the dependencies NatWest Group and its customers have on nature, and the risks and opportunities nature can generate.

There is also increased scrutiny from NatWest Group's employees, investors, customers, counterparties (including its suppliers), communities, regulators and other stakeholders regarding how businesses address social issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management which may impact

NatWest Group's employees, suppliers, customers, and their business activities or the communities in which they operate.

These climate and sustainability-related risks may:
− adversely affect economic activity, asset pricing and valuations of financial instruments and, in turn, the wider financial system;
− impact economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes);
− also affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to climate and sustainability-related risks;
− trigger further losses stemming directly or indirectly from legal claims (liability risks) and reputational damage as a result of the public, customers, counterparties, suppliers and/or investors associating NatWest Group or its customers with adverse climate and sustainability-related issues;
− intersect with and add further complexity and challenge to achieving NatWest Group's purpose-led strategy including climate ambitions and targets;
− be drivers of several different risk categories simultaneously and may exacerbate existing risks, including credit risk, operational risk (including business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers), pension risk and conduct risk; and
− if combined, may have a greater adverse effect on NatWest Group's reputation, future results, financial condition and/or prospects.

If NatWest Group fails in a timely manner to identify and address climate and sustainability-related risks and opportunities and changing regulatory and market expectations, or to appropriately identify, measure, manage and mitigate climate and sustainability-related physical, transition and liability risks and opportunities that NatWest Group, its customers, counterparties and suppliers face, this may adversely affect NatWest Group's reputation, future results, financial condition and/or prospects.

NatWest Group's climate change related strategy, ambitions, targets and transition plan entail significant execution and reputational risk and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

In February 2020, NatWest Group announced its ambition to become a leading bank in the UK helping to address the climate challenge. As part of the implementation of its climate ambitions, at NatWest Group's Annual General Meeting in April 2022, ordinary shareholders passed an advisory 'Say on Climate' resolution endorsing NatWest Group's previously announced strategy to address climate change, including its ambitions to at least halve the climate impact of its financing activity by 2030, achieve alignment with the 2015 Paris Agreement and reach net zero by 2050 across its financed emissions, assets under management and operational value chain.

Furthermore, as part of its efforts to support the transition to a net-zero economy, NatWest Group has announced its plans to (i) stop lending and underwriting to companies with more than 15% of activities related to thermal and lignite coal, unless they had a Credible Transition Plan in line with the 2015 Paris Agreement in place by end of 2021; phase out of thermal and lignite coal for UK and non-UK customers who have UK coal production, coal-fired generation and coal-related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030; (ii) to stop lending and underwriting to major oil and gas producers unless they had a Credible Transition Plan aligned with the 2015 Paris Agreement in place by the end of 2021; (iii) from February 2023 stop providing reserve based lending specifically for the purpose of financing oil and gas exploration, extraction and production for new customers, and, after the 31 December 2025 not to renew, refinance or extend existing reserve- based lending specifically for the purpose of financing oil and gas exploration, extraction and production; and (iv) stop providing reserve-based lending and borrowing base financing to upstream Oil and Gas companies specifically for the purpose of financing upstream assets located in Arctic or Antarctic Waters.

In December 2022, NatWest Group published its science based targets validated by Science Based Target Initiative (SBTi) for its own operational footprint and for 79% of its loans and investments (debt securities and equity shares) on its 2019 balance sheet, at sector level.

NatWest Group has also announced and in the future it may also announce other climate ambitions and targets which support its overarching strategy to address climate change.

Making the changes necessary to achieve NatWest Group's strategy on addressing climate change, including its climate ambitions and targets and executing its transition plan, may adversely affect NatWest Group's business and operations and will require significant reductions to its financed emissions and to its exposure to customers that do not align with a transition to net zero or do not have a credible transition plan in place. Increases in lending and financing activities may wholly or partially offset some or all these reductions, which may increase the extent of changes and reductions necessary. It is anticipated that achieving these reductions, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes, is likely to necessitate material and accelerated changes to NatWest Group's business, operating model, its existing exposures and the products and services NatWest Group provides to its customers (potentially on accelerated timescales) which may adversely affect NatWest Group's ability to achieve its financial targets and generate sustainable returns.

NatWest Group also needs to ensure that its strategy and business model adapt to changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development and are subject to different interpretations. There can be no assurance that these standards, practices, requirements and expectations will not be interpreted differently than what was NatWest Group's understanding when defining its climate-related ambitions and targets or change in a manner that substantially increases the cost or effort for NatWest Group to achieve such ambitions and targets. In addition, NatWest Group's ambitions and targets may prove to be considerably more difficult or even impossible to achieve under such changing circumstances. This may be exacerbated if NatWest Group chooses or is required to accelerate its climate-related ambitions or targets as a result of (among other things) UK or international regulatory developments or stakeholder expectations.

NatWest Group's ability to achieve its strategy to address climate change, including achieving its climate ambitions and targets, will depend to a large extent

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on many factors and uncertainties beyond NatWest Group's control.

These include the extent and pace of climate change, including the timing and manifestation of physical and transition risks, the macroeconomic environment, the timely implementation and integration of adequate government policies, the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to mitigate the impact of climate and sustainability-related risks, changes in customer behaviour and demand, changes in the available technology for mitigation, the roll-out of low carbon infrastructure and the availability of accurate, verifiable, reliable, consistent and comparable data. See also, '*There are significant challenges in accessing reliable, verifiable and comparable climate and other sustainability-related data due to availability, quality and other limitations, which contribute to the substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions*'.

These external factors and other uncertainties will make it challenging for NatWest Group to meet its climate ambitions and targets and there is a significant risk that all or some of them will not be achieved.

Any delay or failure in setting, making progress against or meeting NatWest Group's climate-related ambitions and targets may adversely affect NatWest Group, its reputation, future results, financial condition and/or prospects and may increase the climate and sustainability-related risks NatWest Group faces.

There are significant limitations related to accessing reliable, verifiable and comparable climate and other sustainability-related data, including as a result of lack of standardisation, consistency and completeness which, alongside other factors, contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.

Meaningful reporting of climate and sustainability-related risks and opportunities and their potential impacts and related metrics depends on access to accurate, reliable, consistent and comparable climate and sustainability-related data from counterparties or customers. Data may not be generally available or, if available, may not be accurate, verifiable, auditable, reliable, consistent, or comparable.

Any failure of NatWest Group to incorporate climate and/or sustainability-related factors into its counterparty and customer data sourcing and accompanying analytics, or to collect or develop accurate, verifiable, auditable, reliable, consistent and comparable counterparty and customer data, may adversely affect NatWest Group's ability to prepare meaningful reporting of climate and sustainability-related risks and opportunities, and it may adversely affect NatWest Group's regulatory compliance, reputation, business and its competitive position.

In the absence of other sources, reporting of financed emissions by financial institutions, including NatWest Group, is necessarily based on aggregated information developed by third parties that may be prepared in an inconsistent way using different methodologies, interpretations, or assumptions. NatWest Group's climate and sustainability-related disclosures use a greater number and level of assumptions and estimates than many of its financial disclosures. These assumptions and estimates are highly likely to change over time, and, when coupled with the longer timeframes used in these climate and sustainability-related disclosures, make any assessment of materiality inherently uncertain.

In particular, in the absence of actual emissions monitoring and measurement, emissions estimates are based on industry and other assumptions that may not be accurate for a given counterparty or customer. There may also be data gaps that are filled using proxy data, such as sectoral averages, again developed in different ways. As a result, NatWest Group's climate and sustainability-related disclosures may be amended, updated or restated in the future as the quality and completeness of NatWest Group's data and methodologies continue to improve. These data quality challenges, gaps and limitations could have a material impact on NatWest Group's ability to make effective business decisions about climate risks and opportunities, including risk management decisions, to comply with disclosure requirements and to monitor and report progress in meeting ambitions and targets.

Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate-related risks.

These include data quality gaps and limitations mentioned above, as well as the pace at which climate science, greenhouse gas accounting standards and various emissions reduction solutions develop. In addition, there is significant uncertainty about how climate change and the transition to a net-zero economy will unfold over the coming years and decades and how and when climate-related risks will manifest. These timeframes are considerably longer than NatWest Group's historical strategic, financial, resilience and investment planning horizons.

As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes and impacts. Climate-related risks present significant methodological challenges due to their forward-looking nature, the lack and/or quality of historical testing capabilities, lack of standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques largely depend on the choice of climate scenario modelling methodology and the assumptions made which involves a number of risks and uncertainties, for example:

– climate scenarios are not predictions of what is likely to happen or what NatWest Group would like to happen, rather they explore the possible implications of different judgments and assumptions by considering a series of scenarios;
– climate scenarios do not provide a comprehensive description of all possible future outcomes;
– lack of specialist expertise in banks such that NatWest Group needs to rely on third party advice, modelling, and data which is also subject to many limitations and uncertainties;
– immaturity of modelling of and data on climate-related risks on financial assets which will evolve rapidly in the coming years;
– the number of variables and forward-looking nature of climate scenarios which makes them challenging to back test and benchmark;
– the significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, land systems, energy systems, technology, policy and wider society;

- the assumptions will be continually evolving with more data/information which may affect the baselines for comparability across reporting periods and impact internal and external verification processes; and
- the pace of the development of the methodologies across different sectors may be different and therefore it may be challenging to report on the whole balance sheet with regard to emissions.

Accordingly, these risks and uncertainties coupled with significantly longer timeframes make the outputs of climate-related risk modelling, including emission reduction targets and pathways, inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information. Furthermore, there is a lack of scientific, industry and regulatory consensus regarding the appropriate metrics, methodologies, modelling and standardised reporting to enable the assessment of the location, acuteness, and severity of environmental risks (including nature and biodiversity-related risks) and the monitoring and mitigation of these risks in the economy and financial system.

Capabilities within NatWest Group to appropriately assess, model, report and manage climate and sustainability-related risks and impacts and the suitability of the assumptions required to model and manage climate and sustainability-related risks appropriately are developing. The development of NatWest Group's capabilities to assess, model, report and manage the impacts of climate change and broader environmental risk (including nature and biodiversity-related risks) is in its early stages. Even when those capabilities are developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgments and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies, which may adversely affect NatWest Group's regulatory compliance, reputation, future results, financial condition and/or prospects.

A failure to implement effective climate change resilient governance, procedures, systems and controls in compliance with legal and regulatory expectations to manage climate and sustainability-related risks and opportunities could adversely affect NatWest Group's ability to manage those risks.

The prudential regulation of climate-related risks is an important driver in how NatWest Group develops its risk appetite for financing activities or engaging with counterparties. Legislative and regulatory authorities are publishing expectations as to how banks should prudently manage and transparently disclose climate-related and environmental risks under prudential rules.

In April 2019, the PRA published a supervisory statement ('SS 3/19') with particular focus on the management of financial risks from climate change with respect to governance, risk management, scenario analysis and disclosures. In response to the PRA's SS 3/19, following the submission of initial plans in October 2019, on 8 October 2020 NatWest Group provided the PRA with an update to its original plan, noting that the COVID-19 pandemic had disrupted some elements of its original plan and, as a result, the updated plan would require additional operating cycles reaching into 2022 and beyond to prove embedding. Throughout 2022, NatWest Group provided the PRA with updates on how it had addressed the commitments made in its October 2020 plan, noting the delivery of a first generation, largely qualitative in nature, approach to the supervisory requirements. In 2022, the PRA has also started actively supervising firms against their supervisory expectations and it issued another 'Dear CEO letter' providing a summary of capabilities which the PRA would expect firms to be able to demonstrate, setting out thematic observations on firms' levels of embeddedness, and providing examples of effective practices identified.

In June 2021, the Bank of England launched its 2021 Biennial Exploratory Scenario ('2021 CBES') to stress test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change under three climate scenarios. NatWest Group delivered its first 2021 CBES submission to the PRA in October 2021 and its submission to the second phase of the 2021 CBES exercise in the first quarter of 2022. In May 2022, the PRA published the results of the 2021 CBES which has shown that UK banks, including NatWest Group, need to do more to understand and manage their exposure to climate risks and that the lack of available data on corporates' current emissions and future transition plans is a collective issue affecting all participating firms.

In July 2022, the participating banks in the 2021 CBES exercise were invited to discuss methodologies and challenges with regards to climate risk scenario analysis.

In October 2022, the Bank of England and the PRA held a conference to facilitate discussion on the complex issues associated with adjusting the capital framework to take account of climate-related financial risks with the aim of providing more guidance on its approach to climate and capital by the end of 2022. The Bank of England does not think capital frameworks should be used to address the causes of climate change. However, as set out in the PRA's Climate Change Adaptation Report 2021, and as with any other risk, it does think the capital framework could be a useful tool within the broader regulatory frameworks to ensure that PRA-regulated firms are resilient to climate risks.

Any failure of NatWest Group to fully and timely embed climate-related risks into its risk management practices and framework to appropriately identify, measure, manage and mitigate the various climate-related physical and transition risks and apply the appropriate product governance in line with applicable legal and regulatory requirements and expectations, may adversely affect NatWest Group's regulatory compliance, prudential capital requirements, liquidity position, reputation, future results, financial condition and/or prospects.

Climate and sustainability-related disclosures are a rapidly evolving area and increasingly expose NatWest Group to risk in the face of legal and regulatory expectations, regulatory enforcement and class action risk. NatWest Group and its subsidiaries currently are and in the future will be subject to increasing entity-wide climate-related and other non-financial disclosure requirements, including pursuant to the recommendations of the Task Force on Climate-related Financial Disclosure ('TCFD'), the proposed SEC Climate Disclosure Rules and ISSB sustainability reporting requirements and under other regimes. As from February 2022, NatWest Group is required to provide enhanced climate-related disclosures consistent with the TCFD recommendations to comply with the FCA Policy Statement on 'Proposals to enhance climate-related disclosures by listed issuers and clarification of existing disclosure obligations' (PS 20/17) which introduced new Listing Rules that require commercial companies with a UK premium listing – such as NatWest Group - to make climate-related disclosures,

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consistent with TCFD, on a 'comply or explain' basis. In addition, as of the accounting period beginning on or after 1 January 2022, NatWest Group is also in scope of the FCA Policy Statement 'Enhancing climate-related disclosures by standard listed companies' (PS 21/23) which confirmed its final policy position set forth in PS 20/17, extended the scope of issuers that are subject to the new Listing Rules and added guidance provisions on transition plan disclosure (for issuers in scope of both the PS 20/17 and the new PS 21/23 rules). As of 5 April 2022, NatWest Group is also required to prepare mandatory climate-related financial disclosures pursuant to The Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022.

Furthermore, in October 2022, the FCA published a Consultation Paper on 'Sustainability Disclosure Requirements (SDR) and investment labels' (CP 22/20) which proposes that the FCA will require all regulated firms to ensure that from June 2023 the naming and marketing of financial products and services in the UK is clear, fair and not misleading, and consistent with the sustainability profile of the products or services, i.e. proportionate and not exaggerated.

Misrepresenting or over-emphasising the extent to which an investment, strategy or other type of product takes into account environmentally friendly, sustainable or ethical features and concerns, using misleading labels and language in relation to such products and/or omitting material information about NatWest Group's contribution to the climate crisis (including its direct or indirect contribution to greenhouse gas emissions), or other sustainability-related issues, could potentially result in complaints, regulatory intervention, claims and/or litigation and reputational damage.

Any failure of NatWest Group to implement robust and effective climate and sustainability-related disclosure governance and to embed appropriate product governance policies, procedures and controls to make accurate public statements and claims about how environmentally friendly, sustainable or ethical NatWest Group's products and services are and to apply these in line with applicable legal and regulatory requirements and expectations, may adversely affect NatWest Group's regulatory compliance and reputation and could give rise to litigation.

Increasing levels of climate, environmental, human rights and other sustainability-related laws, regulation and oversight which are constantly evolving may adversely affect NatWest Group.

There is an increasing number of EU, UK and other regulatory and legislative initiatives to address issues around climate change (including promoting the transition to a net-zero economy), environment (including nature and biodiversity), human rights and other sustainability-related risks and opportunities. As a result, an increasing number of laws, regulations and legislative actions, including proposals, guidance, policy and regulatory initiatives many of which have been introduced or amended recently and are subject to further changes, is likely to affect the financial sector and the wider economy.

Many of these initiatives are focused on developing standardised definitions and criteria for green and sustainable criteria of assets and liabilities, integrating climate change and sustainability into decision-making and customers' access to green and sustainable financial products and services which may have a significant impact on the services provided by NatWest Group, and its subsidiaries and its associated credit, market and financial risk profile. They could also impact NatWest Group's recognition of its climate and sustainable funding and financing activity and may adversely affect NatWest Group's ability to achieve its strategy and climate and sustainable funding and financing ambitions.

In addition, NatWest Group's EU and other non-UK subsidiaries and branches are and will continue to be subject to an increasing array of the EU/EEA and US climate and sustainability-related legal and regulatory requirements. These requirements (potentially including the EU Corporate Sustainability Due Diligence Directive or the EU Corporate Sustainability Reporting Directive) may be applicable to UK businesses such as NatWest Group, or used as the basis for UK laws and regulations (such as the UK Green Taxonomy and the FCA's Consultation Paper on 'Sustainability Disclosure Requirements (SDR) and investment labels' (CP 22/20)), or be regarded by investors and regulators as best practice standards whether or not they apply to UK businesses (such as the EU Green Bond Standard). Any divergence between UK, EU/EEA and US climate and sustainability-related legal and regulatory requirements and their interpretation may result in NatWest Group, or any of its subsidiaries, not meeting regulatory requirements, investors' expectations, may increase the cost of doing business (including increased operating costs) and contentious regulatory and litigation risk and may restrict access of NatWest Group's UK business to the EU/EEA and US market.

NatWest Group is also participating in various voluntary carbon reporting and other standard setting initiatives for disclosing climate and sustainability-related information, many of which have differing objectives and methodologies and are at different stages of development in terms of how they apply to financial institutions.

Compliance with these developing and evolving climate and sustainability-related legal and regulatory requirements is likely to require NatWest Group to implement significant changes to its business models, products and other governance, internal controls over financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, and entail additional change risk and increased compliance, regulatory sanctions and litigation (including settlements) costs.

Failure to implement and comply with these legal and regulatory requirements or emerging best practice expectations may have a material adverse effect on NatWest Group's regulatory compliance and may result in regulatory sanctions, reputational damage and investor disapproval each of which may adversely affect NatWest Group's future results, financial condition and/or prospects.

NatWest Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Due to increasing new climate and sustainability-related jurisprudence, laws and regulations in the UK and other jurisdictions, growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including NatWest Group, may through their business activities, face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation, human rights violations and other social, governance and sustainability-related issues.

These risks may arise, for example, from claims pertaining to: (i) failure to meet obligations, targets or commitments relating to, or to disclose accurately, or provide updates on material climate and/or sustainability-related risks, or otherwise provide fair, balanced and appropriate disclosure to investors, customers, counterparties and other stakeholders; (ii) conduct, mis-selling and customer protection claims, including claims which may relate to alleged insufficient product understanding, unsuitable product offering and /or reliance upon information provided by NatWest Group or claims alleging unfair pricing of climate-related products, for example in relation to products where limited liquidity or reliable market data exists for benchmarking purposes or which may be impacted by future climate policy uncertainty or other factors; (iii) marketing that portrays products, securities, activities or policies as having positive climate, environmental or sustainable outcomes to an extent that may not be the case, or may not adequately be qualified and/or omits material information about NatWest Group's contribution to the climate crisis and/or its direct / indirect contribution to greenhouse gas emissions or other sustainability-related issues; (iv) damages claims under various tort theories, including common law public nuisance claims, or negligent mismanagement of physical and/or transition risks; (v) alleged violations of officers', directors' and other fiduciaries' duties, for example by financing various carbon-intensive, environmentally harmful or otherwise highly exposed assets, companies, and industries; (vi) changes in the understanding of what constitutes positive climate, environmental or sustainable outcomes as a result of developing climate science, leading to discrepancy between current product offerings and investor and/or market and/or broader stakeholder expectations; (vii) any weaknesses or failures in specific systems or processes associated particularly with climate, environmental or sustainability linked products, and/or human rights due diligence, including any failure in the timely implementation, onboarding and/or updating of such systems or processes; or (viii) counterparties, collaborators, customers to whom NatWest Group provides services and third parties in NatWest Group's value chain who act, or fail to act, or undertake due diligence, or apply appropriate risk management and product governance in a manner that may adversely affect NatWest Group's reputation or sustainability credentials.

Furthermore, there is a risk that shareholders, campaign groups, customers and special interest groups could seek to take legal action against NatWest Group for financing or contributing to climate change, environmental degradation and human rights violations and for not supporting the principles of 'just transition' (i.e. maximising the social benefits of the transition, mitigating the social risks of the transition, empowering those affected by the change, anticipating future shifts to address issues up front and mobilising investments from the public and private sectors).

There is a risk that as environmental and climate science develop and societal understanding of these issues increases and deepens, courts, regulators and enforcement authorities may apply the then current understandings of environmental, climate and broader sustainability-related matters retrospectively when assessing claims about historical conduct or dealings of financial institutions, including NatWest Group. See also, '*NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group'.*

These potential litigation, conduct, enforcement and contract liability risks may have a material adverse effect on NatWest Group's ability to achieve its strategy, including its climate ambition, and may adversely affect NatWest Group's reputation, future results, financial condition and/or prospects.

A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group's reputation and on investors' risk appetite and customers' willingness to deal with NatWest Group.
ESG ratings from agencies and data providers which rate how NatWest Group manages environmental, social and governance risks are increasingly influencing investment decisions pertaining to NatWest Group's and/or its subsidiaries' securities or being used as a basis to label financial products and services as environmentally friendly or sustainable.

ESG ratings are (i) unsolicited; (ii) subject to the assessment and interpretation by the ESG rating agencies; (iii) provided without warranty; (iv) not a sponsorship, endorsement, or promotion of NatWest Group by the relevant rating agency; and (v) may depend on many factors some of which are beyond NatWest Group's control (e.g. any change in rating methodology). In addition, certain NatWest Group entities offer or sell products and services to customers and counterparties based exclusively or largely on a rating by an unregulated ESG rating agency. ESG rating agencies, at this stage, are not subject to any specific regulatory or other regime or oversight (although there are proposals by regulators in different jurisdictions to regulate rating agencies and data providers). Regulators have expressed concern that harm may arise from potential conflicts of interest within ESG rating and review or opinion providers and there is a lack of transparency in methodologies and data points, which renders ratings and reviews incomparable between agencies or providers. There is currently no market consensus on what precise attributes are required for a particular asset to be classified as 'ESG'. Any reduction in the ESG ratings of NatWest Group, or a regulatory sanction or enforcement action involving an ESG rating agency used by a NatWest Group entity, could have a negative impact on NatWest Group's reputation, could influence investors' risk appetite for NatWest Group's and/or its subsidiaries' securities, particularly ESG securities, could increase the cost of issuing securities for NatWest Group and/or its subsidiaries and could affect a customer's willingness to deal with NatWest Group.

Operational and IT resilience risk
Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group's businesses.
Operational risk is the risk of loss or disruption resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal and regulatory risks. NatWest Group operates in a number of countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers.

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As a result, operational risks or losses can arise from a number of internal or external factors (including for example, payment errors or financial crime and fraud), for which there is continued scrutiny by third parties on NatWest Group's compliance with financial crime requirements; see also, '*NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.*' These risks are also present when NatWest Group relies on critical service providers (suppliers) or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of NatWest Group's purpose-led strategy, and the organisational and operational changes involved, including: NatWest Group's phased withdrawal from ROI, NatWest Group's current cost-controlling measures, the NatWest Markets refocusing, the creation of the Commercial & Institutional business segment, the progression towards working as One Bank across NatWest Group to serve customers and conditions affecting the financial services industry generally (including macroeconomic and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. It is unclear as to how the future ways of working may evolve, including in respect of how working practices may develop, or how NatWest Group will evolve to best serve its customers. Any of the above may place significant pressure on NatWest Group's ability to maintain effective internal controls and governance frameworks.

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group. Ineffective management of such risks may adversely affect NatWest Group's future

results, financial condition and/or prospects.

NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.
NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group's supply chain, reinforcing the importance of due diligence of and close working relationship with the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest in additional capability designed to defend against emerging threats. In 2022, NatWest Group and its supply chain were subjected to a small number of Distributed Denial of Service ('DDOS') and ransomware attacks, which are a pervasive and significant threat to the financial services industry. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group's customers. NatWest Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Hostile attempts are made by third parties to gain access to, introduce malware (including ransomware) into and exploit vulnerabilities of, NatWest Group's IT systems. NatWest Group has information and cyber security controls in place to seek to minimise the impact of any such attacks, which are subject to review on a continuing basis but given the nature of the threat, there can be no assurance that such measures will prevent the potential negative impacts of any such attacks from occurring. See also, '*NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.*'

Any failure in NatWest Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or systems or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group's ability to retain and attract

customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely reporting or notification of them, as appropriate. Cyberattacks on NatWest Group's counterparties may also damage NatWest Group's operations.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third-party providers or other users who have access to NatWest Group's systems to disclose sensitive information in order to gain access to NatWest Group's data or systems or that of NatWest Group's customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group's employees or third parties, including third party providers, or may result from technological failure. Any of the above may have an adverse effect on NatWest Group's reputation, future results, financial condition and/or prospects.

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT and IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which may adversely affect NatWest Group's future results, financial condition and/or prospects. Due to NatWest Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have an adverse effect on NatWest Group.

In accordance with the Data Protection Act 2018 and the European Union Withdrawal Act 2018, the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2019, as amended by the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2020 ('UK Data Protection Framework') and European Banking Authority ('EBA') Guidelines on ICT and Security Risk Management, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. A failure to monitor and manage data in accordance with the UK Data Protection Framework and EBA requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.

NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.

NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. Investment is being made in data tools and analytics, including raising awareness around data ethical usage and privacy across NatWest Group. The availability and accessibility of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus. Failure to have or be able to access that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers' expectations including the inability to deliver products and services. This could also result in a failure to deliver NatWest Group's strategy and could place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes, which could result in a failure to deliver NatWest Group's strategy. These data weaknesses and limitations, or the unethical or inappropriate use of data, and/or non-compliance with data protection laws could give rise to conduct and litigation risks and may increase the risk of operational challenges, losses, reputational damage or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.

NatWest Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group's payment systems, financial crime, fraud systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems (some of which are owned and operated by other entities in NatWest Group or third parties), as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group's operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause significant damage to: (i) important business services across NatWest Group and (ii) NatWest Group's ability to provide services to its customers, which could result in reputational damage, significant compensation costs and regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect NatWest Group's regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. NatWest Group outsources certain functions as it innovates and offers new digital solutions to its customers to meet the demand for online and mobile banking. Outsourcing alongside hybrid working patterns of NatWest Group employees, heighten the above risks.

NatWest Group uses IT systems that enable remote working interface with third-party systems, and NatWest Group could experience service denials or disruptions if such systems exceed capacity or if a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.

In 2022, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group also continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges or otherwise, may adversely affect NatWest Group's operations, its reputation and ability to retain or grow its customer business or adversely affect its competitive position.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.

NatWest Group's success depends on its ability to attract, retain through creating an inclusive environment, and develop highly skilled and qualified diverse personnel, including senior management, directors and key employees especially for technology and data focused roles, in a highly competitive market and under internal cost efficiency pressures.

NatWest Group's ability to do this may be more difficult due to the cost-controlling measures, a failure to pay employees competitive compensation, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements (in particular those of banks that have been in receipt of government support such as NatWest Group). This may impact the cost of hiring, training and retaining diverse skilled personnel. In addition, certain economic, market and regulatory conditions and political developments may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees. Moreover, a failure to foster a diverse and inclusive workforce may adversely affect NatWest Group's employee engagement and the formulation and execution of its strategy and could also have an adverse effect on its reputation with customers, investors and regulators.

The inability to compensate employees competitively and/or any reduction of compensation, as a result of negative economic developments or otherwise, could have an adverse effect on NatWest Group's ability to hire, retain and engage appropriately qualified employees, especially at a senior level, which may adversely affect NatWest Group's future results, financial condition and/or prospects.

Many of NatWest Group's employees in the UK, the ROI and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so may adversely affect NatWest Group's ability to operate its business effectively.

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A failure in NatWest Group's risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of NatWest Group's activities and delivery of its long-term strategy. NatWest Group's Enterprise-Wide Risk Management Framework sets out the approach for managing risk within the NatWest Group including in relation to risk governance and risk appetite. A failure to adhere to this framework, or any material weaknesses or deficiencies in the framework's controls and procedures, could adversely affect NatWest Group's financial condition and strategic delivery including in relation to inaccurate adherence to agreed risk appetite statements and accurate risk reporting of risk exposures.

In addition, financial crime risk management is dependent on the use and effectiveness of financial crime assessment, systems and controls. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and reputational damage. Financial crime continues to evolve, whether through fraud, scams, cyber-attacks or other criminal activity. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. As part of its ongoing programme of investment, there is current and future investment planned to further strengthen financial crime controls over the coming years, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems.

Ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, manual processes and controls, inaccurate data, inadequate IT systems, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management or insufficient challenges or assurance processes or a failure to timely complete risk remediation projects. Failure to manage risks effectively, or within regulatory expectations, could adversely affect NatWest Group's reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

NatWest Group's operations are inherently exposed to conduct risks, which include business decisions, actions or reward mechanisms that are not responsive to or aligned with NatWest Group's regulatory obligations, customers' needs or do not reflect NatWest Group's customer-focused strategy, ineffective product management, unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement.

NatWest Group's businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes and fraud), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. Remote working arrangements for NatWest Group employees continues to place heavy reliance on the IT systems that enable remote working and may place additional pressure on NatWest Group's ability to maintain effective internal controls and governance frameworks. Remote working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime.

NatWest Group has been seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in risk management, including the ongoing development of a risk management strategy in line with regulatory expectations. However, such efforts may not insulate NatWest Group from instances of misconduct and no assurance can be given that NatWest Group's strategy and control framework will be effective.

Any failure in NatWest Group's risk management framework could negatively affect NatWest Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

NatWest Group's operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder or the public's expectations, including with respect to NatWest Group's purpose-led strategy and related targets, the creation of the Commercial & Institutional business segment, the progression towards working as One Bank across the NatWest Group to serve customers, or due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. See also '*NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.*' This includes harm to its brand, which may be detrimental to NatWest Group's business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is, or there is perceived to be, a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect NatWest Group's ability to attract and retain customers. In particular, NatWest Group's ability to attract and retain customers (particularly, corporate/institutional and retail depositors) and engage with counterparties may be adversely affected by factors including: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group's financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short timeframes and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although NatWest Group has implemented a Reputational Risk Policy to monitor the identification, assessment and management of customers, transactions, products and issues, which represent a reputational risk, NatWest Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Legal, regulatory and conduct risk

NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.

NatWest Group is subject to extensive laws, regulations, guidelines, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates, which represents ongoing compliance and conduct risks. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks, particularly as EU/EEA and UK laws diverge as a result of Brexit. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focused on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), corporate governance requirements, restrictions on the compensation of senior management and other employees, enhanced data protection and IT resilience requirements, financial market infrastructure reforms (including enhanced data protection and IT resilience requirements) enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection, competition and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion,

payment systems, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities of the jurisdictions in which NatWest Group operates. The competitive landscape for banks and other financial institutions in the UK, EU/EEA, Asia and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas. Regulatory and competition authorities, including the CMA, are currently also looking at and focusing more on how they can support competition and innovation in digital and other markets. Recent regulatory changes, proposed (such as US proposals to increase regulation around cybersecurity) or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny could have an adverse effect (some of which could be material) on NatWest Group include, but are not limited to, the following:
- general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
- rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
- increased scrutiny including from the CMA, FCA and Payment Systems Regulator ('PSR') for the protection and resilience of, and competition and innovation in, digital and other markets, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
- the ongoing compliance by NatWest Group with CMA's Market Orders including the Retail Banking Market Order 2017 (the 'Order') and SME Undertakings as well as the ongoing consultation by the UK Government to introduce penalties for breaches of such requirements (in addition to the current customer remediation requirements);

- ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny (from the PSR) of the Visa and Mastercard card schemes;
- increased risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law;
- new or increased regulations relating to customer data protection as well as IT controls and resilience, such as the proposed UK Data Protection and Digital Information Bill and in India, the Digital Personal Data Protection Bill;
- the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group's operations, such as the imposition of a financial transaction tax, introduction of global minimum tax rules, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
- increased regulatory focus on customer protection (such as the FCA's Consumer Duty policy statement and final rules and guidance) in retail or other financial markets;
- the potential introduction by the Bank of England of a Central Bank Digital Currency which could result in deposit outflows, higher funding costs, and/or other implications for UK banks including NatWest Group; and
- regulatory enforcement in the form of PRA imposed financial penalties for failings in banks' regulatory reporting governance and controls, and regulatory scrutiny following the 2019 PRA 'Dear CEO letter' regarding PRA's ongoing focus on: the integrity of regulatory reporting, which the PRA considers has equal standing with financial reporting; the PRA's thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group; the publication of the PRA's common findings from those reviews in September 2021; and NatWest Group's programme of improvements to meet PRA expectations.

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These and other recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, competitive position, product offerings and business models. Future competition investigations, market reviews, or the regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely affect NatWest Group's competitive or financial position. Any of these developments (including any failure to comply with new rules and regulations) could also have a significant impact on NatWest Group's authorisations and licences, the products and services that NatWest Group may offer, its reputation and the value of its assets, NatWest Group's operations or legal entity structure, and the manner in which NatWest Group conducts its business. Material consequences could arise should NatWest Group be found to be non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group's ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NatWest Group to comply with such laws, rules and regulations, may adversely affect NatWest Group's business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group's ability to engage in effective business, capital and risk management planning.

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
NatWest Group's operations are diverse and complex and it operates in legal and

regulatory environments that expose it to potentially significant civil actions (including those following on from regulatory sanction), as well as criminal, regulatory and governmental proceedings. NatWest Group has resolved a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

NatWest Group is currently, has recently been and will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, including in relation to the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery and various other issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group's expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations include: NWM Plc's December 2021 spoofing-related guilty plea in the United States, which involves a three-year period of probation, an independent corporate monitor, and commitments to compliance programme reviews and improvements and reporting obligations. For additional information relating to this and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see '*Litigation and regulatory matters*' at Note 26 to the consolidated accounts.

The 2021 guilty plea, other recently resolved matters or adverse outcomes or resolution of current or future legal or regulatory actions could increase the risk of greater regulatory and third-party scrutiny and could have material collateral consequences for NatWest Group's business and result in restrictions or limitations on NatWest Group's operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results and implications of which are uncertain.

Disqualification from carrying on any activities, whether automatically as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely affect NatWest Group's business, in particular in the US. This in turn and/or any fines, settlement payments or penalties may adversely affect NatWest Group's reputation, future results, financial condition and/or prospects.

Failure to comply with undertakings made by NatWest Group to its regulators, or the conditions of probation resulting from the spoofing-related guilty plea, may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group's operations, additional supervision by NatWest Group's regulators, and loss of investor confidence.

NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to replacement risk-free rates.
UK and international regulators are driving the transition from the use of interbank offer rates ('IBORs'), to replacement rates generally referred to as 'risk-free rates' ('RFRs'). As of 31 December 2021, LIBOR, as currently determined, has ceased for all tenors of GBP, JPY, CHF, EUR, and for the 1 week and 2-month tenors for USD. The remaining USD LIBOR tenors, as currently determined, are due to cease after 30 June 2023. The FCA has used its powers under the UK Benchmarks Regulation ('UK BMR') to require, for a limited period of time after 31 December 2021, the ongoing publication of the 1-, 3-, and 6-month GBP and JPY LIBOR tenors using a changed methodology (i.e., 'Art23A LIBOR' on a synthetic basis). The UK has passed the Critical Benchmarks (References and Administrators' Liability)

Act 2021 ('Critical Benchmarks Act') which establishes a framework that allows the ongoing use of Art23A LIBOR under certain circumstances where contracts have not pro-actively transitioned onto the replacement rates. These concessions provided under UK BMR and the Critical Benchmarks Act are temporary. The FCA confirmed that Art23A will no longer be available from: (i) the end of 2022 for JPY, (ii) March 2023 for 1- and 6-month GBP LIBOR and (iii) March 2024 for 3-month GBP LIBOR. The transition away from these temporary concessions may expose NatWest Group, its customers and the financial services industry more widely to various risks, including: (i) the FCA further restricting use of Art23A LIBOR resulting in proactive transition of contracts; and (ii) mis-matches between positions in cleared derivatives and the exposures they are hedging where those exposures are permitted to make use of Art23A LIBOR. Although the formal cessation date for the remaining USD LIBOR tenors (as currently determined) is not until the end of June 2023, US and UK regulators have clarified that this is only to support the rundown of existing USD LIBOR exposures. No new contracts should reference these USD LIBOR tenors after 31 December 2021, other than in a very limited range of circumstances. NatWest Group will continue to have ongoing exposure to the remaining USD LIBOR tenors until cessation in June 2023.

NatWest Group has held significant exposures to various IBORs and has actively sought to transition away from these during 2021 and 2022 in accordance with regulatory expectations and milestones. Transition measures have included the pro-active development of new products using the replacement rates, restructuring existing LIBOR exposures to reference these replacement rates and embedding RFR transition language into relevant contracts. Central Counterparty Clearing houses (CCPs) conducted mass conversion exercises in December 2021 covering GBP, JPY, CHF and EUR LIBOR, transitioning derivatives to the relevant RFR, conversion exercises for USD are scheduled for May 2023. NWG entities, along with many of their major counterparties, have adhered to the ISDA IBOR fall-backs protocol which establishes a contractual process to transition from IBORs to RFRs for bilateral derivative products.

These transition efforts have involved extensive engagement with customers, industry working groups and regulators to seek to deliver transition in a transparent and economically appropriate manner. These changes coincide with the recognition that market liquidity is lower than it has been and whilst it will be inherently difficult to disaggregate the different impacts from each other it may be that similar levels of market liquidity are not reached for these RFR products, clear and consistent market conventions for all replacement products may not be implemented or they may not be accepted by market participants including NatWest Group counterparties. Where there remains an uncertainty around the manner of transition to RFRs, NatWest Group, clients and the financial services industry are exposed to the related risks.

Examples of these risks include (i) legal (including litigation) risks relating to documentation for new and the majority of existing transactions (including, changes, lack of changes, unclear contractual provisions, and disputes in respect of these); (ii) financial risks from any changes in valuation of financial instruments linked to relevant IBORs, including cost of funds and relevant risk management related financial models; (iii) changes to benchmark rates could impact pricing, interest rate or settlement mechanisms for certain instruments; (iv) operational risks linked to the adaptation of IT systems, trade reporting infrastructure and operational processes, as well as ensuring compliance with restrictions on new USD LIBOR usage after December 2021; (v) conduct risks arising from communication of the potential impact on customers, engagement with customers during and after the transition period, or non-acceptance by customers of replacement rates; and (vi) different legislative provisions in different jurisdictions, for example, unlike certain US states and the EU, the UK has not provided a clear and robust safe harbour to protect against litigation and potential liability arising out of the switch to 'synthetic LIBOR'.

Although the majority of NWG's IBOR exposure has already been transitioned to RFRs, there remains a large population linked to USD LIBOR, scheduled for transition by June 2023. Until IBOR transition is complete there is some uncertainty as to the impact of the transition, or the potential costs of implementing any relevant remedial action including in the event that the transition is not completed in a timely manner, or at all. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments and may adversely affect their value or return and therefore on NatWest Group's future results.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

In accordance with the accounting policies set out in *'Critical accounting policies and sources of estimation uncertainty'*, NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £2,178 million as at 31 December 2022. Changes to the treatment of certain deferred tax assets may impact NatWest Group's capital position. In addition, NatWest Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

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Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

B Share Acquisition and Contingent Capital Agreement

On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the Acquisitions) and agreed the terms of HM Treasury's contingent subscription (the Contingent Subscription) for an additional £8 billion in aggregate in the form of further B shares (the Contingent B shares), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

On 16 December 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. The company was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position.

On 9 October 2015, the company announced that on 8 October 2015, it had received a valid conversion notice from HM Treasury in respect of all outstanding B shares held by HM Treasury. The new ordinary shares issued on conversion of the B shares were admitted to the official list of the UK Listing Authority (UKLA), and to trading on the London Stock Exchange plc, on 14 October 2015. Following such conversion, HM Treasury no longer holds any B shares.

The company gave certain representations and warranties to HM Treasury on the date of the Acquisition and Contingent Capital Agreement, on the date the circular was posted to shareholders, on the first date on which all of the conditions precedent were satisfied, or waived, and on the date of the Acquisitions. The company also agreed to a number of undertakings.

The company agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions.

For as long as it is a substantial shareholder of the company (within the meaning of the UKLA's Listing Rules), HM Treasury has undertaken not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote

Directed Buyback Contract

On 7 February 2019, the company and HM Treasury entered into the Directed Buyback Contract to help facilitate the return of the company to full private ownership through the use of any excess capital to buy back the company's ordinary shares held by HM Treasury.

Under the terms of the Directed Buyback Contract, the company may agree with HM Treasury to make off-market purchases from time to time of its ordinary shares held by HM Treasury, including by way of one or more standalone purchases, through a non-discretionary, broker-managed directed trading programme, or in conjunction with any offer or sale by HM Treasury by way of an institutional placing. Neither the company nor HM Treasury would be under an obligation to agree to make such off-market purchases and would only do so subject to regulatory approval at the time.

The aggregate number of ordinary shares which the company may purchase from HM Treasury under the Directed Buyback Contract will not exceed 4.99%. of the company's issued share capital and the aggregate consideration to be paid will not exceed 4.99%. of the company's market capitalisation. The price to be paid for each ordinary share will be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

To date, the company has made two separate off-market purchases under the Directed Buyback Contract. One purchase took place in 2021, and another took place in 2022.

On 19 March 2021, the company announced that it had agreed with HM Treasury to make an off-market purchase under the Directed Buyback Contract for the total consideration of £1,125,341,269 for 590,730,325 ordinary shares representing 4.86% of the company's issued share capital at that point in time.

The following year, on 28 March 2022, the company announced an additional off-market purchase of 549,851,147 ordinary shares for the total consideration of £1,212,421,779. The purchased ordinary shares represented 4.91% of the company's issued share capital at the time (excluding treasury shares). This took HM Treasury's ownership in the company below 50% for the first time since 2008.

Framework and State Aid Deed

As a result of the State Aid granted to the company, it was required to work with HM Treasury to submit a State Aid restructuring plan to the European Commission (EC), which was then approved by the EC under the State Aid rules on 14 December 2009. The company agreed a series of measures which supplemented the measures in the company's strategic plan.

The company entered into a State Aid Commitment Deed with HM Treasury at the time of the initial EC decision and, following the EC's approval of amendments to the restructuring plan in April 2014, the company entered into a revised State Aid Commitment Deed with HM Treasury. In September 2017, the revised State Aid Commitment Deed was amended by a Deed of Variation (as so amended, the "Revised State Aid Commitment Deed") following the EC's approval of an alternative remedies package (the "Alternative Remedies Package") to replace the company's final outstanding commitment under its State Aid obligations (to divest the business previously known as Williams & Glyn).

On 25 April 2018, the Revised State Aid Commitment Deed was replaced by the Framework and State Aid Deed between the company, HM Treasury and an independent body established to facilitate and oversee the delivery of the Alternative Remedies Package (the "Independent Body"). Under the Framework and State Aid Deed, the company agrees to do all acts and things necessary to ensure that HM Treasury is able to comply with its obligations under any EC decision approving State Aid to the company, including under the Alternative Remedies Package.

Pursuant to the Framework and State Aid Deed, the company has committed: (i) £425 million into a fund for eligible bodies in the UK banking and financial technology sectors to develop and improve their capability to compete with the company in the provision of banking services to small and medium-sized enterprises ("SMEs") and develop and improve the financial products and services available to SMEs (the "Capability and Innovation Fund"); and (ii) £275 million to eligible bodies to help them incentivise SME banking customers within the division of the company previously known as Williams & Glyn to switch their business current accounts and loans to the eligible bodies (the "Incentivised Switching Scheme").

Material contracts *continued*

The company has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the Incentivised Switching Scheme. In addition, under the terms of the Alternative Remedies Package, should the uptake within the Incentivised Switching Scheme not be sufficient, the company may be required to make a further contribution, capped at £50 million. The Independent Body will distribute funds from the Capability and Innovation Fund and implement the Incentivised Switching Scheme.

Under the Framework and State Aid Deed, the company also agreed to indemnify the Independent Body and HM Treasury, up to an amount of £320 million collectively to cover liabilities that may be incurred in implementing the Alternative Remedies Package. The provisions of the indemnity to the Independent Body are set out in the Framework and State Aid Deed and the provisions of the indemnity to HM Treasury are set out in a separate agreement between the company and HM Treasury, described under "*Deed of Indemnity*" below.

The Framework and State Aid Deed also provides that if the EC adopts a decision that the UK Government must recover any State Aid (a "Repayment Decision") and the recovery order of the Repayment Decision has not been annulled or suspended by the General Court or the European Court of Justice, then the company must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.

Deed of Indemnity
In the context of the Framework and State Aid Deed, the company entered into a Deed of Indemnity with HM Treasury on 25 April 2018, pursuant to which the company agreed to indemnify HM Treasury to cover liabilities that may be incurred in implementing the Alternative Remedies Package, as described under "Framework and State Aid Deed" above.

Trust Deed
In the context of the Framework and State Aid Deed, the company entered into a Trust Deed with the Independent Body on 25 April 2018, to set up a trust to administer the funds committed by the company under the Framework and State Aid Deed for the Alternative Remedies Package.

State Aid Costs Reimbursement Deed
Under the 2009 State Aid Costs Reimbursement Deed, the company has agreed to reimburse HM Treasury for fees, costs and expenses associated with the State Aid and State Aid approval.

HMT and UKFI Relationship Deed
On 7 November 2014, in order to comply with an amendment to the UK Listing Rules, the company entered into a Relationship Deed with HM Treasury and UK Financial Investments Limited in relation to the company's obligations under the UK Listing Rules to put in place an agreement with any controlling shareholder (as defined for these purposes in the Listing Rules). The Relationship Deed covers the three independence provisions mandated by the Listing Rules: (i) that contracts between the company and HM Treasury (or any of its subsidiaries) will be arm's length and normal commercial arrangements, (ii) that neither HM Treasury nor any of its associates will take any action that would have the effect of preventing the company from complying with its obligations under the Listing Rules; and (iii) neither HM Treasury nor any of its associates will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules.

Memorandum of Understanding Relating to The Royal Bank of Scotland Group Pension Fund
On 16 April 2018 the company entered into a Memorandum of Understanding (the "MoU") with the trustee of The Royal Bank of Scotland Group Pension Fund (the "Group Fund"), which aimed to facilitate both the necessary changes to the Main Section of the Group Fund to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation of the Main Section of the Group Fund (brought forward from 31 December 2018).

In addition, the MoU also provided clarity on the additional related funding contributions required to be made by the company to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to RBS shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £500 million before tax).

Framework Agreement Relating to the NatWest Group Pension Fund
On 28 September 2018 the company entered into a framework agreement (the "Framework Agreement") with the trustee ("Trustee") of the NatWest Group Pension Fund (the "Group Fund"). Amongst others, the Framework Agreement set out the funding contributions required to be made by the company to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to NatWest Group shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £471 million before tax). Pursuant to funding requirements in the Framework Agreement, the company made contributions to the Main Section of the Group Fund in an aggregate amount of £500m in 2021 and £500m in 2022.

On 6 February 2023, the company and the Trustee entered into an amendment to the Framework Agreement, a supplemental framework agreement and a revised Schedule of Contributions to, among others, restructure the requirement to make a distribution-linked contribution to the Main Section of the Group Fund of up to £500 million (before tax) in 2023. In place of this requirement, the company and the Trustee agreed to establish a bankruptcy remote reservoir trust to hold assets with a value equivalent to £471 million under the continuing control of the company. These assets would become transferrable to the Main Section of the Group Fund in the event that specified payment triggers, reflecting a funding requirement, were met in two consecutive financial years.

STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

Additional information

In this section



STRATEGIC REPORT

FINANCIAL REVIEW

GOVERNANCE

RISK AND CAPITAL MANAGEMENT

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION





Shareholder information

Financial calendar
Dividends

Payment dates

Cumulative preference shares	31 May and 29 December 2023
Ordinary shares (2022 final)	2 May 2023

Ex-dividend dates

Cumulative preference shares	4 May and 30 November 2023
Ordinary shares (2022 final)	16 March 2023

Record dates

Cumulative preference shares	5 May and 1 December 2023
Ordinary shares (2022 final)	17 March 2023

Annual General Meeting	25 April 2023

Interim results	28 July 2023

Shareholder enquiries

You can check your shareholdings in the company by visiting the Shareholder Hub section of our website at natwestgroup.com and clicking the 'Access your shareholding online' tab. You will need the shareholder reference number printed on your share certificate or dividend confirmation statement to access this information. You can also view any outstanding payments, update bank account and address details and download various forms.

NatWest Group is committed to reducing its impact on the environment. You can choose to receive your shareholder communications electronically via the 'Sign up for e-comms' tab and you will receive an email notification when documents become available to view on our website.

You can also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)370 702 0135
Website: www-uk.computershare.com/investor

Braille and audio Strategic report with additional information

Shareholders requiring a Braille or audio version of the Strategic report with additional information should contact the Registrar on +44 (0)370 702 0135.

ShareGift

The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift is a free charity share donation service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate shares to charity.

If you are a UK taxpayer, donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes. You may be able to claim UK income tax relief on gifted shares and can do so in various ways. Further information can be obtained from HM Revenue & Customs.

Should you wish to donate your shares to charity please contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation, 4th Floor, 67/68 Jermyn Street, London SW1Y 6NY, Telephone: +44 (0)20 7930 3737, Website: www.sharegift.org

Share and bond scams

Share and bond scams are often run from 'boiler rooms' where fraudsters cold-call investors, offering them worthless, overpriced or even non-existent shares or bonds. They use increasingly sophisticated tactics to approach investors, offering to buy or sell shares, often pressuring investors to make a quick decision or miss out on the deal. Contact can also be in the form of email, post or word of mouth. Scams are sometimes advertised in newspapers, magazines or online as genuine investment opportunities and may offer free gifts or discounts on dealing charges.

Scammers will request money upfront, as a bond or other form of security, but victims are often left out of pocket, sometimes losing their savings or even their family home. Even seasoned investors have been caught out by scams.

Clone firms

A 'clone firm' uses the name, firm registration number (FRN) and address of a firm or individual who is FCA authorised. The scammer may claim that the genuine firm's contact details on the FCA Register (Register) are out of date and then use their own details, or copy the website of an authorised firm, making subtle changes such as the phone number. They may claim to be an overseas firm, which won't always have full contact and website details listed on the Register.

Shareholder information *continued*

How to protect yourself

Always be wary if you're contacted out of the blue, pressured to invest quickly, or promised returns that sound too good to be true. FCA authorised firms are unlikely to contact you unexpectedly with an offer to buy or sell shares or bonds.

Please do not give any personal details to any caller unless you are certain that they are genuine. Check the Register to ensure the firm contacting you is authorised and also check the FCA's Warning List of firms to avoid at www.fca.org.uk/scamsmart.

Ask for their (FRN) and contact details and then contact them using the telephone number on the Register. Never use a link in an email or website from the firm offering you an investment.

It is strongly advised that you seek independent professional advice before making any investment.

Report a scam

If you suspect that you have been approached by fraudsters, or have any concerns about a potential scam, report this to the FCA by contacting their Consumer Helpline on 0800 111 6768 or by using their reporting form which can be found on their website.

If you have already invested in a scam, fraudsters are likely to target you again or sell your details to other criminals. The follow-up scam may be completely separate, or may be related to the previous scam in the form of an offer to get your money back or buy back the investment on payment of a fee.

Find out more at www.fca.org.uk/consumers

Analysis of ordinary shareholders

At 31 December 2022	Shareholdings	Number of shares	%
Individuals	166,331	87,164,537	0.89
Banks and nominee companies	1,729	5,183,949,912	52.97
Investment trusts	40	322,237	0.00
Insurance companies	2	2,136	0.00
Other companies	410	49,571,824	0.51
Pension trusts	18	30,765	0.00
Other corporate bodies	69	4,464,982,512	45.63
	168,599	9,786,023,923	100.00
Range of shareholdings:			
1 - 1,000	147,409	34,325,117	0.35
1,001 - 10,000	19,376	43,758,796	0.45
10,001 - 100,000	885	27,914,542	0.29
100,001 - 1,000,000	537	202,449,763	2.07
1,000,001 - 10,000,000	303	998,301,789	10.20
10,000,001 and over	89	8,479,273,916	86.64
	168,599	9,786,023,923	100.00

Important addresses

Shareholder enquiries
Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)370 702 0135
Website: www-uk.computershare.com/investor

ADR Depositary Bank
BNY Mellon Shareowner Services
PO Box 505000
Louisville, KY 40233-5000

Direct Mailing for overnight packages:
BNY Mellon Shareowner Services
462 South 4th Street
Suite 1600
Louisville KY 40202

Telephone: 1-888-269-2377 (US callers – toll free)
Telephone: +1 201 680 6825 (International)
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Corporate, Governance
NatWest Group plc
PO Box 1000, Gogarburn
Edinburgh, EH12 1HQ
Telephone: 0131 556 8555

Investor Relations
250 Bishopsgate, London
EC2M 4AA, England
Telephone: +44 (0)131 556 8555
Email: investor.relations@natwest.com

Registered office
36 St Andrew Square
Edinburgh, EH2 2YB
Telephone: 0131 556 8555
Registered in Scotland No. SC45551

Website
www.natwestgroup.com

Principal offices
NatWest Group plc
PO Box 1000, Gogarburn
Edinburgh, EH12 1HQ

NatWest Markets Plc
250 Bishopsgate, London
EC2M 4AA, England

The Royal Bank of Scotland plc
PO Box 1000, Gogarburn
Edinburgh, EH12 1HQ
250 Bishopsgate, London
EC2M 4AA, England

National Westminster Bank Plc
250 Bishopsgate, London
EC2M 4AA, England

Ulster Bank Limited
11-16 Donegall Square East, Belfast, Co Antrim, BT1 5UB,
Northern Ireland

Ulster Bank Ireland DAC
Ulster Bank Head Office, Block B, Central Park, Leopardstown,
Dublin 18, D18 N153

NatWest Markets Group Holdings Corp.
251, Little Falls Drive, Wilmington
Delaware, 19808

Coutts & Company
440 Strand, London
WC2R 0QS, England

The Royal Bank of Scotland International Limited
Royal Bank House, 71 Bath Street
St Helier, JE4 8PJ

Presentation of information

In the Annual Report and Accounts, unless specified otherwise, 'parent company' refers to NatWest Group plc, and 'NatWest Group', 'Group' or 'we' refers to NatWest Group plc and its subsidiaries. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'UBIDAC' refers to Ulster Bank Ireland DAC. The term 'RBSI Limited' refers to The Royal Bank of Scotland International Limited. 'Go-forward group' excludes Ulster Bank RoI and discontinued operations.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling ('GBP'), respectively, and references to 'pence' represent pence where amounts are denominated in pounds sterling. Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

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Forward looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group's initial area of focus, climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group's purpose-led strategy and other strategic priorities (including in relation to: phased withdrawal from ROI, cost-controlling measures, the NatWest Markets refocusing, the creation of the Commercial & Institutional business segment and the progression towards working as One Bank across NatWest Group to serve customers); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group's exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group's strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Forward looking statements *continued*

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc's Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to high inflation, supply chain disruption and the Russian invasion of Ukraine); uncertainty regarding the effects of Brexit; changes in interest rates and foreign currency exchange rates; and HM Treasury's ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group's purpose-led Strategy; future acquisitions and divestments; phased withdrawal from ROI and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group's ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; liquidity and funding risks; changes in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group's future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a net zero economy; the implementation of NatWest Group's climate change strategy, including publication of an initial climate transition plan in 2023 and climate change resilient systems, controls and procedures; climate-related data and model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability-related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing senior management and skilled personnel; NatWest Group's risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the transition of LIBOR other IBOR rates to replacement risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

Climate and ESG disclosures

Climate and ESG disclosures in this document are not measures within the scope of International Financial Reporting Standards ('IFRS'), use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and ESG measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and ESG related metrics. As a result, we expect that certain climate and ESG disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled 'Climate-related and other forward-looking statements and metrics' of the NatWest Group 2022 Climate-related Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS ('Non-IFRS') and/or alternative performance measures ('APMs') as defined in European Securities and Markets Authority ('ESMA') guidelines. APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

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FINANCIAL STATEMENTS

ADDITIONAL INFORMATION



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NatWest
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NatWest Group plc
36 St Andrew Square
Edinburgh, EH2 2YB
www.natwestgroup.com